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As filed with the Securities and Exchange Commission on November 9, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SONERA CORPORATION
(Incorporated in the Republic of Finland as a public company with limited liability)
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

The Republic of Finland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Teollisuuskatu 15
FIN-00510 Helsinki
Finland
(358) 20401
(Address and telephone number of Registrant's principal executive offices)

Sonera Corporation U.S.
5335 Wisconsin Avenue, N.W.
Suite 950
Washington D.C., 20015
(202) 454-1860
(Name, address and telephone number of agent for service)

Copy of communications to:

Petri Haussila, Esq. White & Case LLP Eteläranta 14 FIN-00130 Helsinki Finland (358) 9 228 641	Hilary S. Foulkes, Esq. Skadden, Arps, Slate, Meagher & Flom LLP MesseTurm 60308 Frankfurt am Main Germany (49) 69 742 200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Shares, no nominal value(2)	100,000,000(3)	U.S.$2.41	U.S.$241,000,000	U.S.$60,400

Rights to purchase Shares	(4)	None	None	None

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
(2)
American depositary receipts (ADRs) evidencing American depositary shares (ADSs) issuable on deposit of the shares registered hereby have been registered pursuant to a separate Registration Statement on Form F-6 (Registration No. 333-10880).
(3)
Represents shares that may be offered and sold in the United States to holders of ADS rights distributed to holders of ADRs representing ADSs and an assumed number of shares to be offered to shareholders with registered addresses in the United States, or who hold through nominees, plus a number of shares that may be resold in the United States from time to time during the distribution thereof.
(4)
Rights to purchase shares are evidenced, in the case of ADRs evidencing ADSs representing shares, by certificates issued by the ADS depositary. No separate consideration will be received by the company for the share rights or ADS rights.

Rights Offering of 371,767,243 Shares

in the form of Shares or American Depositary Shares

    Sonera Corporation is offering holders of its shares transferable primary share rights to subscribe for new shares at a price of E2.70 per share and non-transferable secondary share rights to subscribe for a portion of any new shares that are not subscribed for pursuant to the exercise by shareholders of their primary share rights. Sonera is also offering holders of its American Depositary Shares, or ADSs, each of which represents one share, transferable primary ADS rights to subscribe for new ADSs at the U.S. dollar equivalent of E2.70 on November 8, 2001 (equivalent to $2.41 on November 8, 2001) per ADS and non-transferable secondary ADS rights to subscribe, in the form of ADSs, for a portion of any new shares that are not subscribed for pursuant to the exercise by shareholders of their primary share rights.

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  We will grant one transferable primary share right for every share you own of record on November 14, 2001. You will be entitled to subscribe for one new share for every two primary share rights you are granted.

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  We will grant one transferable primary ADS right for every ADS you own of record on November 14, 2001. You will be entitled to subscribe for one new ADS for every two primary ADS rights you are granted.

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  We will grant non-transferable secondary share rights and non-transferable secondary ADS rights giving holders of shares and ADSs as of the record date the opportunity to subscribe for an additional number of new shares or ADSs in the event that any new shares are not subscribed for pursuant to the exercise of primary share rights.

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  Share rights expire at the close of business in Finland on November 28, 2001 and ADS rights expire at 10.00 a.m., New York City time, on November 21, 2001. Any share rights unexercised at the end of the share rights exercise period will expire without any compensation, but any ADS rights that remain unexercised at the end of the ADS rights exercise period may be sold for the benefit of the holders of the ADSs to which such ADS rights attach.

    Our principal shareholder, the Finnish State, which holds 52.8 percent of our shares, has announced that it will exercise all of its primary share rights in connection with the rights offering. The underwriters have severally agreed, subject to certain conditions, to subscribe or to procure subscribers for any remaining new shares underlying primary share rights that are not subscribed for pursuant to the exercise of the primary share rights or secondary share rights. This prospectus relates to an offering of approximately 19,931,373 shares in the United States. In addition, approximately 155,542,458 shares are being offered outside the United States in an international offering.

    Our shares are traded on the Helsinki Exchanges under the symbol "SRA" and ADSs representing our shares are traded on the Nasdaq National Market under the symbol "SNRA." On November 8, 2001, the closing price of our shares on the Helsinki Exchanges was E6.37 per share and the closing price of our ADSs on the Nasdaq National Market was $5.60 per ADS.

    The share rights are expected to trade on the Helsinki Exchanges until 6.30 p.m., Finnish time, on November 23, 2001. We do not intend to apply for the ADS rights to be traded on the Nasdaq National Market or any other exchange, but ADS holders may request that all or part of the share rights underlying their ADS rights be sold on their behalf on the Helsinki Exchanges.

    See "Risk Factors" beginning on page 16 to read about factors you should consider before purchasing any shares or ADSs.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     Assuming all the new shares are subscribed for, our gross proceeds from the rights offering will be approximately E1,004 million or $894 million. We estimate that our expenses in connection with the rights offering, including the underwriting fee we expect to pay, will be approximately E29 million or $26 million. As a result, the net proceeds to us will be approximately E975 million or $869 million.

Joint Global Coordinators

Goldman Sachs International	Deutsche Bank

Goldman, Sachs & Co.	Deutsche Banc Alex. Brown

Prospectus dated November 9, 2001.

INTRODUCTION

    In this prospectus, the "company," "we," "us," and "our" refer to Sonera Corporation or Sonera Corporation and its subsidiaries, as the context may require.

    References in this prospectus to "Nordic Countries" are to Denmark, Finland, Iceland, Norway and Sweden. References to the "Baltic States" are to Estonia, Latvia and Lithuania.

    Sonera Corporation's principal executive offices are at Teollisuuskatu 15, FIN-00510 Helsinki, Finland. Sonera Corporation's telephone number is +358 20401.

PRESENTATION OF FINANCIAL AND STATISTICAL DATA

    As used in this prospectus:

  •
  "euro" or "E" means the common currency of those member states of the European Union participating in the Economic and Monetary Union;

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  "dollar" or "$" means the lawful currency of the United States of America; and

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  "Finnish markka" or "FIM" when used with respect to any time or period before January 1, 1999, means the lawful currency of the Republic of Finland and, when used with respect to any time or period on or after January 1, 1999, means the sub-unit of the euro designated as such under the applicable regulations of the European Community.

    For your convenience, this prospectus contains translations of certain amounts denominated in one currency into another currency. You should not assume, however, that amounts could have been exchanged at any particular rate or at all.

    This prospectus contains our audited consolidated financial statements as of and for the years ended December 31, 1998, 1999 and 2000, our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2000 and 2001 and audited income statement and balance sheet of the parent company Sonera Corporation as of and for the year ended December 31, 2000, each of which have been prepared in accordance with Finnish generally accepted accounting principles ("Finnish GAAP"). Finnish GAAP and accounting principles adopted by us differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). A discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to us is set out in Note 21 to our consolidated financial statements.

    We have adopted the euro as our reporting currency effective for the 1999 fiscal year. Effective January 1, 1999, the official exchange rate of the euro has been fixed at a rate of E1.00 = FIM 5.94573. Our financial statements for fiscal years prior to the 1999 fiscal year and certain other data included in this prospectus were originally stated in Finnish markkas, but have been translated to euros using the fixed exchange rate of E1.00 = FIM 5.94573.

    This prospectus also contains:

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  audited consolidated financial statements for Turkcell Iletisim Hizmetleri A.S. as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 as well as unaudited consolidated interim financial statements as of and for the six months ended June 30, 2000 and 2001;

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  audited consolidated financial statements for Group 3G UMTS Holding GmbH (a development stage company formerly named Orla Siebzehnte Vermögenswaltung GmbH) as of December 31, 2000 and for the period from the date of inception (August 2, 2000) to December 31, 2000;

i

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  audited consolidated financial statements for Across Holding AB as of and for the year ended December 31, 1999; and

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  unaudited pro forma condensed consolidated financial information of Sonera Corporation and Across Holding AB and their subsidiaries for the year ended December 31, 2000.

    Turkcell is a provider of mobile communications services in Turkey in which we currently hold a 37.1 percent interest. Turkcell's consolidated financial statements have been prepared in accordance with U.S. GAAP. Group 3G, which was formed in August 2000, successfully bid for one of the nationwide UMTS licenses in Germany. We currently hold a 42.8 percent interest in Group 3G. Group 3G's consolidated financial statements have been prepared in accordance with U.S. GAAP. We acquired the entire share capital of Across Holding AB, a provider of wireless Internet-based service platforms, in April 2000. We paid for the acquisition by issuing 16,732,055 new shares valued at E897 million at the time of the acquisition. We subsequently transferred our interest in Across Holding to our Sonera SmartTrust subsidiary. The consolidated financial statements of Across Holding as of and for the year ended December 31, 1999, have been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), together with a discussion of the principal differences between Swedish GAAP and U.S. GAAP as they relate to Across Holding.

    EBITDA equals operating profit before depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow from operations as a measure of liquidity. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry. However, our definition of EBITDA may differ from the definition of EBITDA used by other companies. EBITDA does not show significant trends related to the following items: depreciation and amortization; equity income in associated companies; financial income and expense; and income taxes. For a discussion of the trends relating to these items, see "Operating and Financial Review and Prospects."

    Comparable EBITDA equals EBITDA before gains and losses from the sale of shares and fixed assets, and restructuring expenses. Management believes that each of these gains, losses and expenses are individually non-recurring in nature. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry.

    Net debt means total debt (which includes current and long-term interest bearing debt) less cash and short-term investments. For purposes of this prospectus only, net debt as of September 30, 2001 does not take into account our short-term investment in the shares of Deutsche Telekom AG, which, as of such date, had a market value of E665 million.

    Some of the financial, operating and country-specific data contained in this prospectus relating to our associated companies and other companies in which we have an equity interest are based on financial and other information received from these companies. We assume no responsibility for the accuracy of such data.

    Unless otherwise indicated in this prospectus, (1) macroeconomic statistics relating to the Republic of Finland as set forth herein are based on data provided by Statistics Finland, a Finnish governmental statistics service; (2) data relating to the Finnish telecommunications market, including market share data and penetration rates, are based on data provided by (A) the Finnish Ministry of Transport and Communications; (B) EMC World Cellular Database, a commercial statistics organization, and (C) Taloustutkimus Oy, a private Finnish research company; (3) data relating to the telecommunications industry in the European Union and in certain European Union member states are based upon data provided by the Finnish Ministry of Transport and Communications; and (4) data relating to the telecommunications industry in the member states of the Organizations for Economic Cooperation and Development are based on data provided by Teligen Ltd. (formerly, Eurodata Foundation), an independent telecommunications research, consultancy and information company. We have not independently verified data published by these entities.

FORWARD-LOOKING STATEMENTS

    This prospectus contains and documents filed with or furnished to the SEC and incorporated by reference into this prospectus may contain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "seek," "plan," "intend," "anticipate," "estimate," or "predict." These statements are based on current plans, estimates and projections, and therefore the reader should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and, other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

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  our ability to implement our new business strategy aimed at improving our financial strength, and the impact of planned debt reduction and cost-cutting on our business or our international investments;

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  potential further downgrades in our credit ratings by credit rating agencies;

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  our ability to identify non-core assets that we may divest without negatively affecting our future profit and growth prospects;

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  the availability and terms of external funding, particularly in view of our debt refinancing needs;

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  changes in interest rates, which may affect us more than in the past due to our high degree of leverage;

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  the level of demand for telecommunications services, particularly with regard to mobile services and new higher value-added products;

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  our capacity to maintain a strong and profitable position in our core domestic mobile and fixed-line businesses;

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  regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and issues related to national roaming;

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  the success of our Service Businesses, some of which have generated little revenue to date;

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  the effect of the terrorist attacks on the World Trade Center and the Pentagon in the United States on September 11, 2001, the threat or occurrence of terrorist attacks in the future, and the military, economic and political response to terrorism;

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  the outcome of legal and regulatory proceedings in which we are involved or may become involved;

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  the effects of potential consolidation within the telecommunications industry;

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  the effects of competition;

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  the ability of our international UMTS joint ventures to deploy UMTS technology and roll out third generation networks and services and the uncertain nature of the revenue-generating ability of these joint ventures;

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  technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service;

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  the success of our international investments;

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  material adverse changes in economic conditions in the markets served by us and our Service Businesses or the markets where our securities are traded; and

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  other factors that are described below under "Risk Factors."

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SUMMARY

    You should read this summary together with the more detailed information regarding our company and our shares and ADSs appearing elsewhere in this prospectus.

Overview of the Company

    We are the leading provider of telecommunications services in Finland, one of the most sophisticated telecommunications markets in the world. Mobile communications, which accounted for approximately 55 percent of our total revenues for the first nine months of 2001, is our principal area of focus. In addition to being the leading mobile telecommunications provider in Finland based on revenues and market share, we have made strategic investments in mobile operators in other countries including Turkey, the Baltic States and Russia. We are also a shareholder in joint ventures that have been granted UMTS licenses in Germany, Italy and Spain. We have also committed substantial resources to the development of new services and applications for mobile communications as well as for data and media services.

    We are also one of the leading providers of domestic local, long distance and international voice services in Finland. We provide local voice services primarily in the more sparsely populated areas of eastern and northern Finland and a broad range of voice and data services to large corporate customers and small and medium-sized enterprises, or SMEs, throughout Finland. In addition, we have significant investments in fixed-line communications operators in the Baltic States.

    In the first nine months of 2001, we recorded revenues of E1,631 million and an operating profit of E989 million (including non-recurring capital gains and other such items of E834 million). At September 30, 2001, we had total assets of E9,175 million and total net debt of E4,494 million.

Background to and Reasons for the Rights Offering

    Since the middle of 2000, the European telecommunications industry has faced increasing turbulence. One of the principal reasons behind the problems currently facing the industry is the high price paid by mobile operators for UMTS licenses issued by the largest European countries, including the United Kingdom, Germany and Italy, during 2000. Many operators, including Sonera, took on significant debt to acquire interests in UMTS licenses. Operators are also having to make substantial investments to build out third generation networks and develop related services and products. Moreover, the commercial launch of third generation services has been delayed across Europe, due in large part to the unavailability of infrastructure equipment and handsets. At the same time, industry analysts have expressed increasing concern about whether the new third generation services will be capable of generating incremental revenues and ultimately profits for mobile operators. Moreover, economic growth in the European Union and the United States has slowed since the beginning of 2001, causing a decrease in the growth of customer demand for telecommunications services as a whole. As a result of these and other factors, investor confidence in the European telecommunications sector has fallen since the middle of 2000, triggering significant declines in the share prices of many telecommunications operators.

    We have been negatively affected by the recent financial problems encountered by the industry. We have been more significantly affected than many other European operators because of our relatively small size and the relative significance of the debt we incurred in connection with our UMTS investments. In 2000, joint ventures of which we are or have been a member were granted UMTS licenses in Germany, Italy, Spain and Norway. We paid a total of approximately E4 billion for our interests in these UMTS licenses, a significant portion of which we financed through debt. Largely as a result of these investments, our net debt increased from E1,181 million on December 31, 1999 to E5,641 million on December 31, 2000 and stood at E4,494 million on September 30, 2001. Since the time we took on most of the UMTS-related debt, the value of our holdings in the shares of listed telecommunications operators, including Deutsche Telekom, has fallen dramatically, limiting our ability to reduce debt levels through sales of our equity holdings. In addition, continued high operational expenditures to fund our services businesses have affected our ability to reduce our debt through cash flow from operations.

    Our increased leverage has, among other things, resulted in downgrades of our credit ratings. Since the beginning of 2001, Standard & Poor's Rating Services, or S&P, has lowered our long-term corporate credit and senior unsecured ratings from A to BBB and Moody's Investor Services, or Moody's, has downgraded our senior unsecured long-term debt ratings from A2 to Baa2. In July 2001, S&P placed us on "negative outlook" and stated that it expected us to reduce our ratio of net debt to EBITDA to approximately four times over the following year, and to show a sharp improvement thereafter, in order to maintain our current ratings. In August 2001, Moody's announced that it was keeping our long-term debt rating of Baa2 on review for possible downgrade, indicating its expectation that we would reduce our level of debt before the end of 2001. As of September 30, 2001, our ratio of net debt to trailing 12 months comparable EBITDA stood at 9.2.

    A further downgrade of our long-term credit ratings to a level below investment grade (i.e., below BBB– by S&P or Baa3 by Moody's) would trigger a mandatory prepayment clause contained in our E1.33 billion syndicated loan facility, which would allow the lenders under the facility to require us to prepay the loan in full within 30 days after notice of the downgrade. If the mandatory prepayment clause were to be triggered, it could potentially result in a cross default under, and acceleration upon notice of, a substantial portion of our other borrowings. Any acceleration of our indebtedness would force us to seek other means of external financing that, given the current environment where capital is becoming more expensive and harder to access, would have a material adverse effect on our financial condition.

    Earlier this year, we had announced our intention to reduce our indebtedness through sales of non-core assets, including our shareholding in Deutsche Telekom. Given the decline in the market value of our Deutsche Telekom shares, we can no longer rely solely on our divestment of those shares to reduce our outstanding debt to acceptable levels. In addition, the current uncertain economic climate may make it more difficult for us to maximize the proceeds from the sales of other non-core assets. Accordingly, we strongly believe that we must seek alternate means of strengthening our financial condition.

    Our board has therefore concluded that shareholders' interests are best served by a rights offering to our existing shareholders. We aim to raise approximately E1.0 billion through the rights offering, before expenses, which will be used to pay down our debt.

    On November 9, 2001, our shareholders approved the issue of up to 743,534,486 new shares to accommodate the exercise of rights to be issued in the rights offering. Immediately following the shareholders meeting on November 9, 2001, our board of directors determined the number of new shares to be issued as 371,767,243 shares, the subscription price as E2.70 per share and the ratio of one new share for every two shares held. Our principal shareholder, the Finnish State, has announced that it will exercise all of its primary share rights in connection with the rights offering, and will maintain its current 52.8 percent ownership in Sonera. On November 7, 2001, the Finnish Parliament approved the necessary funding for the Finnish State to subscribe for the new shares that it is entitled to pursuant to the primary share rights.

    Promptly following the public announcement of our planned rights offering and our new corporate strategy on October 22, 2001, S&P issued a statement affirming our long-term corporate credit and unsecured rating of BBB. In its statement, S&P noted that the affirmation reflects our successful actions to execute our deleveraging strategy. S&P stated that it expected that the rights offering proceeds would be used to further reduce debt, which would ease the pressure on us to raise funds from further asset disposals. S&P also noted that it viewed our new corporate strategy, including our decision to limit our future investment in our UMTS joint ventures and to continue to divest selected non-core assets, as positive from a cash flow perspective. However, S&P kept us on "negative outlook" and stated that it expected earnings on our loss-making services businesses to improve significantly in 2002. To maintain our credit ratings, S&P stated that we would have to reduce our net debt to approximately E2.5 billion in the near term and that we must strengthen our financial profile by improving earnings and cash flow generation.

    In addition, on October 24, 2001, Moody's issued a statement confirming our senior unsecured long-term debt rating of Baa2 and placing us on "stable outlook." In its statement, Moody's noted that its rating confirmation was based on the assumption that we would successfully implement the rights offering, and thereby raise approximately E1 billion, and that our management would continue to reduce our total cost base, particularly within our services businesses. In addition, Moody's stated that it expected us to raise over E2 billion by the first quarter of 2002, including proceeds from the rights offering, the sale of Deutsche Telekom shares and the agreed sale of Pannon GSM. Further, Moody's stated that it expected us to achieve our target of reducing our net debt to E2.5 billion during the first quarter of 2002. Moody's also noted that it expected that our current action to stem the negative cash flow from our services businesses and keep a tight rein on our future international UMTS investments would lead to significant improvement in our EBITDA performance in 2002.

Strategy

    We are committed to taking decisive management action to ensure our financial strength. Our strategic plan includes the following key elements:

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  capping our future financial exposure to our UMTS joint ventures, while continuing to provide managerial and technical assistance to help increase the value of these investments,
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  continuing to divest selected non-core assets,
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  substantially decreasing expenditure by our Service Businesses,
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  refocusing our organization using a new market-driven approach,
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  maintaining our position as the leading provider of telecommunications services in Finland,
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  reducing operating expenses through enhanced cost control and efficiency, and controlling capital expenditure,
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  continuing to develop the value of our associated companies, and
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  continuing to evaluate the strategic potential of participating in the possible consolidation of the telecommunications industry.

    We believe that these actions together with the rights offering will significantly strengthen our financial position and enable us to maintain our investment grade credit ratings.

Capping our Future Financial Exposure to our UMTS Joint Ventures

    While we continue to believe that our investment in UMTS joint ventures could bring us important benefits in the long term, we have taken a number of steps to limit our future financial exposure to our UMTS investments. We have decided not to invest any additional funds in Group 3G, our German UMTS joint venture, and to limit our investments in Ipse 2000 S.p.A., our Italian UMTS joint venture, and Xfera Móviles S.A., our Spanish UMTS joint venture, to the minimum amount allowable under existing contractual commitments.

    In October and November 2001, we entered into various agreements with Telefonica Móviles S.A., the other shareholder in Group 3G, pursuant to which it was agreed that we will not be required to make any additional capital contributions to Group 3G. In Spain, the board of directors of Xfera agreed in October 2001 to significantly curtail Xfera's capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, our existing capital commitment to Xfera of approximately E300 million through 2004. We will, however, remain liable for counter-guarantees we have issued on behalf of Xfera in connection with Xfera's fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of E428 million. We have also notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000's Italian UMTS license and remain liable on the counter-guarantees that we have issued for Ipse 2000 in the aggregate amount of E206 million. As a result of our decision not to invest any additional funds into Group 3G and to limit our investments in Xfera and Ipse 2000 to the minimum amounts allowable under existing contractual commitments, we may experience a dilution in the value of our interest in these companies over time if other shareholders or third parties decide to invest additional equity capital. We are continuing to evaluate other strategic alternatives regarding our holdings in our UMTS joint ventures, including the possible disposition of all or a portion of our interests in such companies.

    Nonetheless, we will continue to provide managerial and technical assistance to our UMTS joint ventures in the build out of their third generation mobile networks. To acquire subscribers, strengthen the brands and lower the costs of our UMTS joint ventures, we will also continue to support the efforts of these companies to enter into strategic arrangements, such as national roaming agreements and network sharing arrangements. For instance, we actively supported Group 3G in concluding an agreement with German mobile operator E-Plus MobilFunk GmbH & Co. KG, which will allow Group 3G to begin offering a GPRS/GSM service in Germany by the end of 2001, as well as an agreement to cooperate with E-Plus in the build out of Group 3G's UMTS network.

Continuing to Divest Selected Non-Core Assets

    To reduce our debt and reallocate our assets we will, among other things, continue to implement our program of divesting selected non-core assets, in a manner designed to maximize the proceeds from such divestitures. In the nine months ended September 30, 2001, we have received total net proceeds of E1,943 million through the divestiture of non-core assets. The principal divestitures we have made during this period include:

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  In March 2001, we divested all of our interest in TietoEnator Corporation, for which we received net proceeds of E424 million.
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  We received aggregate net cash proceeds of approximately E724 million as a result of (1) our sale of VoiceStream Wireless Corporation and Powertel, Inc. shares through market transactions in May 2001 and (2) our receipt of cash as partial satisfaction of the tender of our remaining VoiceStream shares in connection with the Deutsche Telekom-Powertel-VoiceStream merger which closed on May 31, 2001.
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  In the three month period from July to September 2001, we sold through market transactions 33.4 million Deutsche Telekom shares received in connection with the Deutsche Telekom–Powertel–VoiceStream merger, realizing total net cash proceeds of approximately E750 million.

    We plan to dispose of our remaining 38.6 million Deutsche Telekom shares, taking into consideration market conditions and our lock-up obligations. In October 2001, we entered into a share purchase agreement with Telenor Mobile Communications A.S., Royal KPN N.V., and TDC Mobile A/S, the other major shareholders of the Hungarian mobile operator, Pannon GSM, pursuant to which we agreed to sell our shares in Pannon GSM to Telenor Mobile for E310 million. The transaction, which is subject to regulatory approvals and other closing conditions, is expected to close in the first quarter of 2002. On November 6, 2001, we entered into a letter of intent with 3i Investments plc pursuant to which we have agreed to sell Sonera Info Communications Ltd, our wholly-owned subsidiary, and our shares in Conduit plc and 118 Ltd. for a total consideration of E125 million. We expect to sign a definitive agreement by the end of 2001 and expect this transaction to close, subject to certain conditions, in the first quarter of 2002.

    We will continue to evaluate the potential divestiture of other non-core assets, including certain minority owned telecommunications operators outside of Finland, selected service businesses and certain non-core support and infrastructure functions within our domestic mobile and fixed network businesses. We expect that these divestitures will help us to continue to reduce our current level of debt.

Substantially Decreasing Expenditure by our Service Businesses

    We plan to substantially reduce expenditure by our Service Businesses segment, which includes Sonera Zed, Sonera SmartTrust, Sonera Juxto, Sonera Plaza, Sonera Info Communications and New Communication Services. Our aim is to cut the EBITDA loss of our Service Businesses segment to no more than E40 million in 2002, as compared to a loss of E303 million and E217 million in 2000 and the nine months ended September 30, 2001, respectively, and for the segment to achieve break-even EBITDA in 2003. These EBITDA targets do not take into account the planned disposition of Sonera Info Communications.

    In October 2001, we announced our plan to close down or sell the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, including the Netherlands, Turkey and the United States. Sonera Zed will focus on its operations in Finland, Germany, Italy, the Philippines, Singapore and the United Kingdom. We have also begun negotiations with employee representatives concerning our plan to reduce Sonera Zed's workforce by approximately 130 people.

    Sonera SmartTrust has been streamlining its operations since February 2001 and will continue to do so. Among other steps, SmartTrust has been reducing peripheral product development expenditures and cutting back on non-core marketing costs. In October 2001, we also announced that SmartTrust will focus its principal operations within two business divisions: its service platforms for mobile operators and its smartcard- and SIM card-based Internet security solutions. We have also begun negotiations with employee representatives concerning our plan to reduce Sonera SmartTrust's workforce by approximately 150 people. As a result of these measures, we expect SmartTrust to reach EBITDA break-even level in 2002.

    Sonera Juxto, which has experienced continued revenue and EBITDA growth, will continue to serve the Finnish and Swedish corporate markets. Sonera Plaza will focus principally on the Finnish market to serve as an important distribution and marketing channel for our services. New Communication Services will be refocused to serve primarily as an internal corporate research and development unit. Nearly all technology ventures within New Communication Services have or will be sold or are in the process of being closed down. We also plan to substantially reduce capital expenditures in our Service Businesses. We will also continue to consider various strategic alternatives for these businesses. In November 2001, we entered into a letter of intent with 3i Investments pursuant to which we have agreed to sell Sonera Info Communications and certain related equity interests.

    Nonetheless, we aim to retain the competencies we have developed through our Service Businesses, including the development and commercialization of wireless and Internet-based value- added services and secure transaction technologies, which are important for the long-term development of our business. We expect that these kinds of services and technologies will play an important role in the development of the wireless Internet and third generation services, and we believe that our existing competencies in these areas will help us to launch advanced mobile data and third generation services in the future.

Refocusing our Organization Using a New Market-Driven Approach

    We will continue to refocus our organization using a more integrated and market-driven approach whereby our large corporate clients will be served by a single account manager selling all of our services instead of our earlier business-unit driven approach. The development of new services will also be driven more by actual market and customer needs and demand. We expect to be able to generate incremental revenues from the corporate customer segment through these efforts and also expect to be able to create better leverage in our sales force, thereby reducing overall marketing expenditure.

Maintaining our Position as the Leading Provider of Telecommunications Services in Finland

    In the Finnish telecommunications market, we seek to maintain our position as the leading provider of telecommunications services. At the same time, we are working to improve the productivity and efficiency of these businesses.

    We seek to maintain our position as the leading mobile communications operator in Finland by stimulating usage through, among other initiatives: (1) focused customer segmentation, (2) introduction of new products and services, including advanced non-voice services, and (3) continued emphasis on strong retail distribution and high quality customer service. We continue to seek to gain new subscribers, stimulate usage and maintain customer loyalty across our customer segments by providing a broad range of segmented products and service offerings. Examples include special pricing plans tailored to the usage patterns of different business and residential customers. We also seek to maintain our market leadership by being a forerunner in the development of advanced non-voice services, including a wide variety of value-added applications, for commercial use. We continue to focus on maintaining the breadth and quality of our mobile distribution network, which has been integral to the growth of our mobile communications business. We also intend to continue to provide high quality customer service, largely through our customer call centers, which provide 24-hours-a-day, seven-days-a-week service and to develop self-service channels for routine questions and service ordering. We have already launched nationwide GPRS services, and we plan to open the UMTS network for technical testing purposes in Finland on January 1, 2002 and, assuming the availability of UMTS network infrastructure and handsets, plan to launch commercial third generation network services by the end of 2002.

    We seek to maintain our strong position in the domestic fixed network telecommunications market in the face of increasing competition through, among other actions, offering customers more cost efficient and higher capacity fixed network access. We continue to concentrate on providing top quality alternative access carrier service in the major cities in Finland, allowing us to market direct local access to large corporate customers and SMEs in those areas. We are also focusing on expanding our ADSL services to Finnish customers.

Reducing Operating Expenses through Enhanced Cost Control and Efficiency, and Controlling Capital Expenditure

    We seek to reduce our operating expenditures through an enhanced cost control and efficiency program. Our program has included streamlining product development activities and an increased focus on outsourcing. We also plan to continue to downsize some of our units through reduced hiring, non-renewal of fixed-term contracts, early retirement, selective dismissals and layoffs. As of September 30, 2001, we had approximately 10,900 employees, down from approximately 11,300 at the beginning of 2001. Following negotiations with employee representatives between August and October 2001 covering most of our operations, we gave termination notices to approximately 500 of our employees. We expect to reduce our workforce by an additional 500 employees during the first quarter of 2002 through non-renewal of fixed-term contracts, early retirement and normal attrition.

    We are also aiming to better control our capital investment through careful management review of planned expenditure. We believe that we have a very high quality GSM network in Finland, which will require only limited upgrade investments in the coming years. We do not intend to increase our overall capital investment budgets significantly as a result of the introduction of GPRS and UMTS services. We also believe that Sonera Telecom's capital expenditures as a percentage of revenues will decline slightly over the next few years.

Continuing to Develop the Value of our Associated Companies

    We plan to continue to participate actively in an effort to enhance the value of our associated companies, in particular:

  •
  Turkcell, the leading mobile operator in Turkey,
  •
  Fintur Holdings B.V., which has majority stakes in GSM operators in Azerbaijan, Georgia, Kazakhstan and Moldova,
  •
  our associated Baltic mobile and fixed-line operators, and
  •
  North-West GSM and Sonic Duo, which have agreed, together with several regional GSM operators, to merge to form MegaFon, the first nationwide GSM operator in Russia.

    We will continue to provide such companies with strategic and technological assistance to upgrade their networks and to enable them to offer their customers a greater variety of value-added services. We also plan to continue to make available our marketing and customer service expertise to these companies. We believe that these associated companies have significant growth potential and will only require limited financial investment from us.

Continuing to Evaluate the Strategic Potential of Participating in the Possible Consolidation of the Telecommunications Industry

    We also continue to evaluate opportunities to participate in the possible consolidation of the telecommunications industry in Europe. Management believes that we are well positioned to participate in this consolidation because of our role as a leader in telecommunications services in the sophisticated Finnish market and our international investments.

SUMMARY OF THE RIGHTS OFFERING

Shares, including shares represented by ADSs, outstanding as of November 9, 2001	743,534,486 shares (which include 550,000 shares held in treasury).
Shares, including shares represented by ADSs, offered	371,767,243 shares.
Shares, including shares represented by ADSs, outstanding after the rights offering	1,115,301,729 shares (which include 550,000 shares held in treasury).
Participation of the Finnish State
Our principal shareholder, the Finnish State, has announced that it will exercise all of its primary share rights for 196,293,412 new shares. Following such subscription, the Finnish State will continue to own 52.8 percent of our share capital.
Underwriting
The underwriters have agreed, subject to certain conditions, to subscribe or to procure subscribers for any new shares underlying primary share rights that are not subscribed for pursuant to the exercise of the primary share rights or secondary share rights. The total number of shares that the underwriters have severally agreed to subscribe or to procure subscribers for will not exceed in the aggregate 175,473,831 new shares.
Use of proceeds
Assuming all the new shares are subscribed for, the net proceeds from the offering will be approximately E975 million (approximately $869 million) after expenses. We expect to use all of the net proceeds of the rights offering to pay down a portion of our outstanding indebtedness under our credit facilities.

Holders of Shares

Primary offering	You will receive one primary share right for every share you hold on the share record date. You will be entitled to subscribe for one new share for every two primary share rights you receive. No fractions of shares will be allotted.
Share record date	November 14, 2001.
Share rights exercise period	From November 15, 2001 through to the close of business in Finland on November 28, 2001.
Share subscription price	E2.70 per new share.
Exercise of primary share rights
You may exercise all or only part of your primary share rights by delivering a duly executed subscription form and full payment of the share subscription price for the new shares to be issued pursuant to your primary share rights prior to the close of business in Finland on November 28, 2001. Any exercise of primary share rights is irrevocable and may not be cancelled or modified.
We provide more details on how to exercise primary share rights under "The Rights Offering — Offering to Holders of Shares."
Transfer of share rights
The primary share rights are expected to trade on the Helsinki Exchanges during the period from November 15, 2001 through 6.30 p.m., Finnish time, on November 23, 2001. Secondary share rights are not transferable, and any person to whom primary share rights are transferred will not acquire any secondary share rights as a result of such transfer.
Secondary offering
If you are a holder of shares on the share record date and you decide to exercise all or part of your primary share rights, you may specify an additional number of new shares that you would be prepared to subscribe for in the concurrent secondary offering in the event that any new shares are not subscribed for in the primary offering. In case of oversubscription in the secondary offering, the additional shares available will be allocated to shareholders who have exercised their secondary share rights on the basis of the number of shares they hold as of the record date in proportion to the total number of outstanding shares, but subject in the case of each shareholder to the maximum number of shares applied for by such shareholder in the secondary offering. Any exercise of secondary share rights is irrevocable and may not be cancelled or modified.

The subscription price for the new shares in the secondary offering will be equal to the subscription price in the primary offering. You must pay the subscription price for all the shares you apply for pursuant to the exercise of your secondary share rights to the share rights agent at the same time that you exercise your primary share rights. In the event that the secondary offering is oversubscribed and we allocate to you a smaller number of shares than you applied for, we will refund to you promptly after we have made such allocation the excess subscription price paid for the shares you applied for in the secondary offering without interest.
Unexercised share rights	If you do not exercise your share rights within the share rights exercise period, your share rights will expire without compensation.
Delivery and trading of new shares
New shares subscribed for in the rights offering are expected to be issued and delivered in the Finnish Book-Entry Securities System, and to commence trading on the Helsinki Exchanges, on or around November 30, 2001. However, if the secondary offering is oversubscribed, new shares to be issued pursuant to the exercise of the secondary share rights are expected to be issued and delivered in the Finnish Book-Entry Securities System, and to commence trading on the Helsinki Exchanges, on or before December 14, 2001.

Holders of ADSs

Primary offering	You will receive one primary ADS right for every ADS you hold on the ADS record date. You will be entitled to subscribe for one new ADS for every two primary ADS rights you receive. No fractions of ADSs will be allotted.
ADS record date	November 14, 2001.
ADS rights exercise period	From November 15, 2001 through 10.00 a.m., New York City time, on November 21, 2001.
ADS rights agent	Citibank, N.A.
ADS subscription price	U.S. dollar equivalent of E2.70 on November 8, 2001 (equivalent to $2.41 on November 8, 2001) per ADS, payable in U.S. dollars.
We have made arrangements with the ADS rights agent to allow payment of an estimated subscription price of $2.53 for each new ADS that you want to subscribe for, equivalent to 105 percent of the ADS subscription price (based on an exchange rate of E1.1223 per U.S. dollar, the noon buying rate for euros on November 8, 2001), to provide for possible exchange rate fluctuations. If this amount is insufficient to pay the ADS subscription price in euros on November 23, 2001, the ADS rights agent will pay the shortfall, which you must reimburse prior to receiving any new ADSs. If the estimated subscription price paid is more than the ADS subscription price on that date, the ADS rights agent will pay you the excess promptly without interest. See "The Rights Offering — Offering to ADS Holders — ADS Subscription Price."
Exercise of primary ADS rights	You may exercise all or only part of your primary ADS rights by delivering a completed ADS warrant certificate and full payment of the estimated ADS subscription price for the new ADSs to be issued pursuant to your primary ADS rights prior to 10.00 a.m., New York City time, on November 21, 2001. Any exercise of primary ADS rights is irrevocable and may not be cancelled or modified.
We provide more details on how to exercise primary ADS rights under "The Rights Offering — Offering to ADS Holders."
Transfer of ADS rights	The ADS rights will not be traded on the Nasdaq National Market or any other exchange, but you may request the ADS rights agent, at any time prior to 10.00 a.m., New York City time, on November 21, 2001, to sell all or part of the primary share rights underlying your primary ADS rights on the Helsinki Exchanges. Secondary ADS rights are not transferable, and any person to whom primary ADS rights are transferred will not acquire any secondary ADS rights as a result of such transfer.

Unexercised ADS rights	Following the expiration of the ADS rights exercise period, the ADS rights agent will attempt to sell any primary share rights underlying primary ADS rights for which no proper subscription was received at the prevailing market price at which the primary share rights are then trading on the Helsinki Exchanges. Net proceeds of such sale will be remitted to registered holders of ADS rights entitled thereto.
Secondary offering
If you are a holder of ADSs on the ADS record date and you decide to exercise all or part of your primary ADS rights, you may specify an additional number of new ADSs that you would be prepared to subscribe for in the concurrent secondary offering in the event that any new shares are not subscribed for in the primary offering. In case of oversubscription in the secondary offering, the additional ADSs available will be allocated to ADS holders who have exercised their secondary ADS rights on the basis of the number of shares underlying the number of ADSs they hold as of the record date in proportion to the total number of outstanding shares, but subject in the case of each ADS holder to the maximum number of ADSs applied for by such ADS holder in the secondary offering. Any exercise of secondary ADS rights is irrevocable and may not be cancelled or modified.
The subscription price for the new ADSs in the secondary offering will be equal to the subscription price in the primary offering. You must pay the estimated subscription price for all the ADSs you apply for pursuant to the exercise of your secondary ADS rights to the ADS rights agent at the same time that you exercise your primary ADS rights. In the event that the secondary offering is oversubscribed and we allocate to you a smaller number of ADSs than you applied for, the ADS rights agent will refund to you promptly after we have made such allocation the excess subscription price paid for the ADSs you applied for in the secondary offering without interest.
Delivery and trading of new ADSs	New ADSs subscribed for in the rights offering are expected to be issued and delivered, and to commence trading on the Nasdaq National Market, on or around December 3, 2001. However, if the secondary offering is oversubscribed, new ADSs to be issued pursuant to the exercise of the secondary ADS rights are expected to be issued and delivered, and to commence trading on the Nasdaq National Market, on or before December 17, 2001.

    For additional information regarding the rights offering, see "The Rights Offering."

	As of or for the year ended December 31,						As of or for the nine months ended September 30,
	1996	1997	1998	1999	2000	2000	2000	2001	2001
	E	E	E	E	E	$	E	E	$
	(in millions)						(unaudited)
INCOME STATEMENT DATA
Amounts in accordance with Finnish GAAP
Revenues	1,125	1,352	1,623	1,849	2,057	1,872	1,497	1,631	1,484
Other operating income	15	18	24	45	1,589	1,446	1,570	911	829
Operating expenses	(720)	(881)	(1,060)	(1,226)	(1,599)	(1,455)	(1,104)	(1,301)	(1,184)
Depreciation and amortization	(242)	(204)	(261)	(281)	(299)	(272)	(224)	(252)	(229)
Write-downs on fixed assets	(8)	—	(37)	—	—	—	—	—	—

Operating profit	170	285	289	387	1,748	1,590	1,739	989	900
Equity income in associated companies	6	19	59	110	121	110	103	(135)	(123)
Sales and write-downs of short-term investments	—	—	—	—	—	—	—	(366)	(333)
Financial income and expenses	7	5	(2)	—	(9)	(8)	(6)	(35)	(32)

Profit before income taxes, minority interest and extraordinary items	183	309	346	497	1,860	1,692	1,836	453	412
Income taxes	(54)	(89)	(94)	(126)	(318)	(289)	(362)	(100)	(91)
Minority interest in income	(1)	—	1	(1)	(1)	(1)	1	—	—
Extraordinary items, net of income taxes(1)	—	—	—	—	(35)	(32)	(35)	—	—

Net income	128	220	251	370	1,506	1,370	1,440	353	321

	As of or for the year ended December 31,						As of or for the nine months ended September 30,
	1996	1997	1998	1999	2000	2000	2000	2001	2001
	E	E	E	E	E	$	E	E	$
							(unaudited)
	(in millions, except for shares, percentages, per share and ADS data and financial ratios)

OTHER INCOME STATEMENT DATA
Net income per share and ADS	0.18	0.31	0.35	0.51	2.05	1.86	1.96	0.47	0.43
Cash dividends per share and ADS(2)	0.04	0.05	0.18	0.08	0.12	0.11	0.12	0.09	0.08
Amounts in accordance with U.S. GAAP
Net income	—	203	237	338	704	641	1,402	196	178
Net income per share and ADS (non-diluted)	—	0.28	0.33	0.47	0.96	0.87	1.91	0.26	0.24
Net income per share and ADS on a fully diluted basis	—	0.28	0.33	0.47	0.95	0.86	1.89	0.26	0.24
Weighted average number of shares outstanding (in thousands)
Non-diluted	720,000	720,000	720,247	722,000	735,917	735,917	733,544	742,984	742,984
Diluted	720,000	720,000	720,247	723,506	741,743	741,743	740,296	742,984	742,984
Operating profit margin (%)(3)	15.1	21.1	17.8	20.9	85.0	85.0	116.2	60.6	60.6
Net income margin (%)(4)	11.4	16.2	15.5	20.0	73.2	73.2	96.2	21.6	21.6
CASH FLOW DATA
Cash provided by operating activities	374	455	508	442	227	207	268	106	96
Cash (used in) provided by investing activities	(340)	(531)	(1,126)	(771)	(4,572)	(4,160)	(4,105)	838	762
Capital expenditures	(379)	(373)	(351)	(338)	(430)	(391)	(260)	(266)	(242)
Investments in shares and shareholder loans	(133)	(22)	(898)	(410)	(4,852)	(4,415)	(4,493)	(497)	(452)
Cash (used in) provided by financing activities	(40)	93	632	309	4,394	3,998	3,876	(954)	(868)
OTHER RATIOS
EBITDA(5)	412	489	587	668	2,047	1,862	1,963	1,241	1,129
EBITDA margin (%)(6)	36.6	36.2	36.2	36.1	99.5	99.5	131.1	76.1	76.1
Comparable EBITDA(7)	420	489	587	647	501	456	410	407	370
Comparable EBITDA margin	37.3	36.2	36.2	35.0	24.4	24.4	27.4	25.0	25.0
BALANCE SHEET DATA
Amounts in accordance with Finnish GAAP
Fixed assets and other long-term investments
Intangible assets	24	42	53	69	116	106	81	110	100
Property, plant and equipment	950	1,090	1,123	1,159	1,265	1,151	1,191	1,280	1,165
Long-term investments and receivables	229	293	1,231	1,826	4,779	4,348	4,527	5,874	5,345
Current assets
Inventories	18	15	22	36	40	36	45	38	34
Receivables	200	281	292	404	3,418	3,110	3,229	791	720
Cash and short-term investments	30	145	93	115	156	142	313	1,082	984

Total assets	1,451	1,866	2,814	3,609	9,774	8,893	9,386	9,175	8,348

Shareholders' equity	1,123	1,312	1,424	1,801	3,233	2,942	3,225	3,558	3,237
Minority interest	2	—	12	14	16	14	14	16	15
Non-current liabilities
Long-term debt	1	171	788	1,124	1,842	1,676	1,750	3,783	3,442
Other long-term liabilities	69	86	91	115	171	155	174	69	63
Current liabilities
Current debt	41	2	135	172	3,955	3,599	3,551	1,128	1,026
Other current liabilities	215	295	364	383	557	507	672	621	565

Total shareholders' equity and liabilities	1,451	1,866	2,814	3,609	9,774	8,893	9,386	9,175	8,348

Net debt(8)	11	28	830	1,181	5,641	5,133	4,988	4,494	4,089
Net debt-to-equity (%)(9)	1.0	2.1	57.8	65.1	173.6	173.6	154.0	125.7	125.7
Equity-to-assets (%)(10)	78.0	70.9	51.5	50.6	33.4	33.4	34.6	39.1	39.1
Amounts in accordance with U.S. GAAP
Shareholders' equity	—	1,341	1,446	1,896	4,432	4,033	5,718	3,804	3,461
Total assets	—	1,898	2,848	3,757	11,181	10,173	12,376	9,516	8,659

(1)
Extraordinary items reported for the year ended December 31, 2000 and for the nine months ended September 30, 2000 consist of the cumulative effect of accounting changes related to (a) equity accounting for Turkcell, and (b) capitalization of borrowing costs. See Note 7 to our consolidated financial statements.
(2)
Dividends for each year were declared and paid on the basis of profits and retained earnings as of the end of the previous year.
(3)
Operating profit margin is the ratio of operating profit to revenues expressed as a percentage.
(4)
Net income margin is the ratio of net income to revenues expressed as a percentage.
(5)
EBITDA equals operating profit before depreciation and amortization. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. Management believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in our industry. However, our definition of EBITDA does not show significant trends related to the following items: depreciation and amortization; equity income in associated companies; financial income and expense; and income taxes.
(6)
EBITDA margin is the ratio of EBITDA to revenues expressed as a percentage.
(7)
Comparable EBITDA equals EBITDA before gains and losses from sale of shares and fixed assets, and restructuring expenses. Management believes that each of these expenses are individually non-recurring in nature. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry. However, our definition of comparable EBITDA may differ from the definition of comparable EBITDA used by other companies.
(8)
Net debt means total debt (which includes current and long-term interest-bearing debt) less cash and short-term investments. For purposes of this prospectus only, net debt as of September 30, 2001 does not take into account our short-term investment in shares of Deutsche Telekom, which, as of such date, had a market value of E665 million.
(9)
Net debt-to-equity ratio is the ratio of net debt to shareholders' equity and minority interests.
(10)
Equity-to-assets ratio is the ratio of shareholders' equity and minority interest to total assets less advances received.

RISK FACTORS

    An investment in our shares or ADSs involves risks. You should carefully consider all of the information in this prospectus and, in particular, the risks described below before deciding to invest in our shares or ADSs.

    The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, revenues, profits, assets, liquidity and capital resources. They should also be considered in connection with the forward-looking statements in this prospectus and the warning regarding forward-looking statements at the beginning of this prospectus.

    We have substantially increased our debt to finance our investment in UMTS joint ventures over the last 18 months. Largely because of this increase, the credit ratings on our long-term debt have been reduced and our credit ratings may be downgraded further. Any lowering of our credit ratings to below investment grade would result in an acceleration of the repayment of a substantial portion of our debt, and would also significantly increase our cost of borrowing, either of which would have a material adverse effect on both our financial condition and results of operations.

    Primarily as a result of our investments in UMTS joint ventures, we are a highly leveraged company. As of September 30, 2001, our net debt totaled E4,494 million as compared to E1,181 million as of December 31, 1999. In addition, our ratio of net debt to trailing 12 month comparable EBITDA which stood at 1.8 as of December 31, 1999, was 9.2 as of September 30, 2001. Assuming that the rights offering had been completed as of September 30, 2001, and the estimated net proceeds of E975 million had been applied to reduce our outstanding indebtedness, as described under "Use of Proceeds" in this prospectus, our ratio of net debt to trailing 12 month comparable EBITDA as of September 30, 2001 would have been 7.1. Moreover, principally due to the market turbulence affecting the telecommunications sector, the market value of our holdings in the shares of listed telecommunications operators has fallen significantly since the middle of 2000, limiting our ability to reduce our debt levels through the sales of our equity holdings.

    Since the beginning of 2001, S&P has lowered our long-term corporate credit and senior unsecured rating from A to BBB. In taking these actions, S&P noted a number of contributing factors including higher debt levels, the decline in the value of our equity holdings in other telecommunications operators, our future exposure to international UMTS investments and high outlays in our service businesses. In July 2001, S&P placed us on "negative outlook" status and stated that it expects us to reduce our ratio of net debt to EBITDA to approximately four times over the following year, and to show a sharp improvement thereafter, in order to maintain our current rating. Promptly following the public announcement of our planned rights offering and our new corporate strategy on October 22, 2001, S&P issued a statement affirming our long-term corporate credit rating of BBB. While S&P noted that the affirmation reflects our successful actions to execute our deleveraging strategy, S&P kept us on "negative outlook" and stated that to maintain our credit ratings, we would have to reduce our net debt to approximately E2.5 billion in the near term. S&P also stated that we must strengthen our financial profile by improving earnings and cash flow generation.

    Moody's also downgraded our senior unsecured long-term debt rating from A2 to Baa2 during 2001. In August 2001, Moody's announced that it was keeping our unsecured long-term debt rating of Baa2 on review for possible downgrade, indicating its expectation that we would reduce our level of debt before the end of 2001. On October 24, 2001, following the public announcement of our planned rights offering and our new corporate strategy, Moody's issued a statement confirming our senior unsecured long-term debt rating of Baa2 and placing us on "stable outlook". In its statement, Moody's noted that its rating confirmation was based on the assumption that we would successfully implement the rights offering, and thereby raise approximately E1 billion, and that our management would continue to reduce our total cost base, particularly within our service businesses. Further, Moody's stated that it expected us to achieve our target of reducing our net debt to E2.5 billion during the first quarter of 2002. Moody's also noted that it expected that our current action to stem the negative cash flow from our service businesses and keep a tight rein on our future international UMTS investments to lead to significant improvement in our EBITDA performance in 2002. While S&P's and Moody's regard our announced rights offering as a positive development for our financial condition as reflected in their confirmation of our credit ratings, we can give you no assurance that our credit ratings will not be downgraded in the future even in the event we complete the rights offering.

    A further downgrade of our long-term credit ratings by S&P below BBB- or Moody's to below Baa3 would trigger a mandatory prepayment clause contained in our E1.33 billion syndicated loan facility, which would allow the lenders under the facility to require us to prepay the loan in full within 30 days after notice of the downgrade. If the mandatory prepayment clause were to be triggered, it could potentially result in a cross default under, and acceleration upon notice of, a substantial portion of our other borrowings. Any acceleration of our indebtedness would force us to seek other means of external financing that, given the current environment where capital is becoming more expensive and harder to access, may not be available on terms satisfactory to us, or at all. In addition, the interest rate on the E1.33 billion syndicated loan facility would increase in the event we are subject to further downgrades. Moreover, further reductions in our credit ratings below investment grade would significantly increase the cost of future borrowings and would result in the imposition of restrictive financial and non-financial covenants relating to our borrowings which could limit our financial and operational flexibility.

    To reduce our debt we will, among other things, continue to implement our program of divesting selected non-core assets. In the three month period from July to September 2001, we sold 33.4 million Deutsche Telekom shares, realizing total net cash proceeds of approximately E750 million. We also plan to dispose of our remaining 38.6 million shares in Deutsche Telekom to pay down debt. In October 2001, we entered into a share purchase agreement with Telenor Mobile Communications, Royal KPN N.V. and TDC A/S, the other major shareholders of Pannon GSM, pursuant to which we agreed to sell our shares in Pannon GSM to Telenor Mobile for E310 million. The transaction, which is subject to regulatory approvals and other closing conditions, is expected to close by the first quarter of 2002. On November 6, 2001, we entered into a letter of intent with 3i Investments pursuant to which we have agreed to sell Sonera Info Communications and our shares in Conduit plc and 118 Ltd. for a total consideration of E125 million. We expect to sign a definitive agreement by the end of 2001 and expect this transaction to close, subject to certain conditions, in the first quarter of 2002. We are also evaluating the potential divestiture of other non-core assets including certain minority owned telecommunications operators outside of Finland, selected services businesses and certain non-core support and infrastructure functions within our domestic mobile and fixed network businesses. We expect that these divestitures and strategic initiatives will enable us to continue to reduce our current level of debt.

    As part of our plan to ensure our financial strength, we have also (i) taken steps to cap our financial exposure to our UMTS joint ventures, (ii) announced a plan to substantially decrease expenditure by our Service Businesses and (iii) begun to implement a plan to reduce operating expenses through, among other things, workforce reductions.

    Our ability to reduce our debt to acceptable levels will depend largely on our ability to implement the plans indicated above. We may not be able to achieve debt reduction sufficient to avoid further downgrades by the rating agencies if our plans do not succeed on the proposed terms or take longer to achieve than we anticipate. If we do not achieve this reduction, there is a strong likelihood that our credit ratings will be downgraded below investment grade. Moreover, factors that are not within our control, including factors relating to the telecommunications industry as a whole, may affect the rating agencies' view of our credit profile and lead them to further downgrade our credit ratings.

We face a number of significant risks relating to our UMTS investments.

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  We took on significant ongoing financial obligations in connection with our investment in our UMTS joint ventures, including commitments to provide additional capital and counter-guarantees provided to banks that issued guarantees on behalf of some of our UMTS joint ventures. The actions we have taken to limit our financial exposure to our UMTS investments do not eliminate our ongoing exposure and may have negative consequences.

    We have assumed significant ongoing financial obligations in connection with our investment in UMTS joint ventures. In Germany, we had previously agreed to provide financing in proportion to our percentage holding in Group 3G. In Spain, under the shareholders agreements for Xfera, we agreed to provide financing to the joint ventures for ongoing operations in accordance with the business plan adopted by the respective companies. Based on the initial business plan for Xfera, we anticipated being obligated to contribute an additional E300 million to the company through 2004. We, together with the other shareholders of Xfera, have provided counter-guarantees to banks that have issued guarantees on behalf of Xfera in favor of the Spanish government relating to the fulfillment of commitments of Xfera related to its UMTS license. Our outstanding counter-guarantees with respect to Xfera amount to E428 million. In Italy, Ipse 2000 has committed to pay the remaining E1.2 billion portion (plus interest) of the UMTS license in ten yearly installments commencing at the end of 2001. We, together with the other shareholders of Ipse 2000, have issued counter-guarantees to banks that have issued payment guarantees on behalf of Ipse in favor of the Italian government. We, together with the other shareholders of Ipse 2000, have also issued counter-guarantees on behalf of Ipse 2000 in connection with the rental of base station sites. Our counter- guarantees with respect to Ipse 2000 amount to E206 million, approximately E150 million of which relates to our pro rata portion of the deferred purchase price for the UMTS license.

    As part of our strategy to strengthen our financial position, we have recently taken a number of significant steps to limit our future financial exposure to our UMTS investments. In October and November 2001, we entered into various agreements with Telefonica Móviles, the other shareholder in Group 3G, pursuant to which it was agreed that we will not be required to make any additional capital contributions to Group 3G. In so doing, however, we agreed to give up certain voting and other rights in the joint venture. Furthermore, the current business plan under discussion for Group 3G contemplates funding from our partner. In the event that our partner does not provide the necessary funding for Group 3G, it could have a material adverse impact upon the value of our Group 3G investment.

    In Spain, the board of directors agreed in October 2001 to significantly curtail Xfera's capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, our existing capital commitment to Xfera. We will, however, remain liable for the counter-guarantees we have issued on behalf of Xfera in connection with Xfera's fulfillment of certain conditions contained in its UMTS license. Furthermore, by deciding to postpone its commercial activity, Xfera may have increased the risk that the Spanish government will call on the performance guarantees, thereby triggering our obligation to pay on our counter-guarantees. In particular, after having downsized its operations, it may be difficult for Xfera to scale up its operations in time to satisfy its obligations under its UMTS license. Xfera may also be required to renegotiate its existing vendor financing agreements or seek waivers thereunder as a result of its decision to postpone its commercial activity.

    We have also notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000's UMTS license and remain liable on the counter-guarantees that we have issued for Ipse 2000 in the aggregate amount of E206 million. We have been informed that Ipse 2000 may have difficulty covering its current payment obligations without further funding. Our decision not to provide additional funding to Ipse 2000 could negatively affect its financial situation.

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  As a result of our decision not to invest any additional funds into Group 3G and to limit our investments in Xfera and Ipse 2000, we may experience significant dilution of our shareholder interest and voting power in our UMTS investments.

    As part of our strategy of limiting our future financial exposure to our UMTS joint ventures, we have decided not to invest any additional funds in Group 3G and to limit our investments in Ipse 2000 and Xfera to the minimum amount allowable under our existing contractual commitments. As a result, the major capital resource requirements relating to the build out of networks and the launch of third generation services of our UMTS joint ventures will have to be funded by our partners or by external means. Our proportionate ownership interest in our UMTS joint ventures could be substantially diminished due to the dilution we will suffer if the future funding requirements of our joint ventures are satisfied through equity investments from others. In particular, our partner may make additional capital investments in Group 3G based on its fair market value at the time of the investment, as determined by an independent expert. In the current economic climate, the fair market value of Group 3G may have fallen sharply from the time we made our initial investment, and thus, any additional equity investment of our partner based on the present valuation of Group 3G may significantly reduce our shareholder interest as well as the implied value of our shareholding. It is also possible that we face a similar risk of dilution with respect to our interest in Ipse 2000 and Xfera.

    The dilution of our ownership interest in our UMTS joint ventures would also diminish our proportionate voting rights. As a result, we would not have the ability to exert the same degree of control over matters submitted to shareholders for approval as we could prior to dilution.

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  A number of developments, including changes in the mobile telecommunications industry and changes in the expected performance of our UMTS joint ventures, could force us to take significant write-downs related to our UMTS investments and limit our ability to pay dividends.

    As of September 30, 2001, our UMTS investments had a total carrying value of E4,172 million, which is based in large part on the funds we contributed to our UMTS joint ventures to finance the acquisition of UMTS licenses. Of this amount, E3,849 million (including capitalized interest costs and interest income receivables relating to our shareholder loans) was accounted for by our investment in Group 3G.

    Due to a variety of concerns relating to the development of third generation networks and services, we recently performed a review of the value of our investment in Group 3G to determine whether this investment had suffered a permanent impairment which would require us to write-down the value of the investment. Based upon our examination of the key elements of the most recent business plans of Group 3G, including an assessment of the various assumptions and financial projections contained therein, we determined that the future cash flows together with the terminal value of Group 3G supported the current carrying value of the investment in our financial statements.

    We cannot assure you, however, that the assumptions and projections contained in the business plans of our UMTS joint ventures will prove to be accurate. In the event Group 3G were to revise its business plans, we would have to perform a new impairment review on Group 3G.

Moreover, subsequent changes in the mobile telecommunications industry, which might lead us to revise our estimates about the future cash flows and terminal value of Group 3G and might result in a write-down of our investment in Group 3G, include:

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  potential difficulties in the build out and launch of UMTS networks,

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  unavailability of external financing,

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  advances in technology,

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  competitive pressures,

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  lower than expected market acceptance of third generation services, and

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  higher than expected customer churn and/or difficulties in gaining customers.

    In addition, in the event that Telefonica Móviles were to make an additional capital contribution in Group 3G with respect to which we did not participate, the contribution would be measured at fair market value, and might cause us to record a write-down in our investment if the fair value at that time were deemed to be lower than our carrying value. We might also be required or deem it necessary to record a write-down in our joint ventures in the event that we were to dispose of a portion or all of our interest in our UMTS joint ventures or if one of our UMTS partners were to record a write-down of their investment in the joint ventures.

    We intend to continue to review the value of our investments in our UMTS joint ventures on a regular basis to determine whether it will be necessary to make adjustments in the expected future growth rates, profitability and cash flows of our UMTS investments. These adjustments could include recording a write-down of the carrying value of our UMTS investments that would negatively affect our results of operations in the period in which the charge was recorded. While a write-down would not be cash negative and would provide a tax benefit to us, a significant write-down in the value of our UMTS investments, in particular of our largest UMTS investment, Group 3G, could impair our ability to declare dividends to the extent that we would not have available any distributable equity under the Finnish Companies Act.

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  Our UMTS joint ventures face a number of significant business challenges. UMTS technology is new and not yet commercially tested and there can be no assurance that the third generation services which our UMTS joint ventures plan to offer will achieve acceptance in the market. Our UMTS joint ventures might face difficulties or delays in the commercial launch of their UMTS services due to the unavailability of infrastructure, handsets and services. In addition, Group 3G, Xfera and Ipse 2000 are all new entrants in their respective markets without existing customer bases and will face strong competition from incumbent operators and other new entrants.

    The size of the market for third generation services is as yet unknown. We cannot be certain that the demand for such services will justify the related costs. In particular, we cannot assure you that future levels of customer acceptance of third generation services will be sufficient to generate an acceptable return on our substantial investment in our UMTS licenses. In addition, due to a variety of technical problems facing the development of third generation networks and handsets, we do not expect that our UMTS joint ventures will be in a position to launch third generation services on a commercial basis until 2003, which is significantly later than we believed such companies would be prepared to launch third generation services when we initially bid for the UMTS licenses. These delays mean that it will take longer than expected for us to realize profits, if any, from offering third generation services. If the UMTS joint ventures fail to generate significant revenue from planned UMTS services or fail to do so within our envisaged timeframe, it could have a material adverse effect upon the value of our UMTS investments.

    Each of our UMTS joint ventures that has received a UMTS license is a new entrant in its market. Our UMTS joint ventures will have to gain customers either by attracting them away from other operators or by attracting people who do not currently use mobile communications services. Given the highly competitive nature of these markets and the superior market position of incumbent operators, as well as the presence of other new entrants, we cannot assure you that we will be able to develop competitive and profitable businesses in these markets. Even though each of Group 3G, Ipse 2000 and Xfera has entered into GSM/GPRS roaming agreements to lower future costs and to build up their customer base before launching UMTS services, there can be no assurance that any of our UMTS joint ventures will be successful in attracting customers. In Xfera, the shareholders are also debating whether Xfera should launch a GSM service either on the basis of its own license, in the event that one is granted, or through national roaming agreements or, rather, delay Xfera's service launch until UMTS technology is commercially available. In addition, operators may be forced to pass on the high costs of obtaining UMTS licenses and rolling out the networks to users of third generation services, which may slow down market acceptance of third generation services by making existing, second generation services more attractive to consumers who are unwilling to pay a higher price for UMTS services.

    Moreover, a variety of new entrants in the third generation market could heighten competition and reduce the potential profitability of providing third generation services. Possible new entrants include mobile virtual network operators (MVNOs) which typically do not have their own network infrastructure and thus would not have the fixed cost burdens facing our UMTS joint ventures. Competition from companies providing WLAN services, which can deliver wireless data services more cheaply than UMTS in concentrated areas, may also affect the market and pricing for third generation services.

    Furthermore, we expect that the cost of rolling out UMTS networks in the markets where our UMTS joint ventures operate will be high. If these joint ventures are unable to obtain vendor and other third party financing, they may have difficulties funding the cost of rolling our their UMTS networks. To save on network roll out costs, Group 3G has entered into an infrastructure sharing agreement with another mobile operator and Xfera and Ipse 2000 both have plans to do so. These agreements are subject to regulatory approval. Our competitors may seek to challenge these arrangements on competition or other regulatory grounds either at a national or European Union level. If we cannot implement these anticipated arrangements as planned, the financial position of our UMTS joint ventures may be adversely affected. In addition, our UMTS joint ventures may seek to enter into similar arrangements with other operators to build and operate UMTS networks on a shared basis to reduce their build out costs. It is uncertain to what extent UMTS licenses and governmental regulation in the countries in which our UMTS joint ventures operate will allow such further arrangements. Even if permitted to do so, our UMTS joint ventures may not be able to enter into network sharing agreements with other operators on commercially desirable terms. If these joint ventures are not permitted or are not able to enter into further UMTS infrastructure sharing agreements, they will not realize the cost savings which would otherwise be achieved as a result of network sharing and, as a result, the roll out of UMTS services may be delayed or prove more expensive.

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  We have only limited control of our UMTS joint ventures.

    We have limited control over our UMTS joint ventures. In Group 3G, actions on most key matters of the business can be approved at the shareholder and board of director level by Telefonica Móviles without our approval. In Ipse 2000, we have agreed to exercise our voting rights together with Telefonica Móviles as a single block under the control of Telefonica Móviles. Our partners may have different approaches with respect to the joint ventures and we may be unable to reach agreement with our joint venture partners. In Ipse 2000, decisions on the adoption of a new shareholders agreement and a business plan have been delayed due to differences of opinion among the shareholders. In the event of a deadlock among the shareholders or board of directors with respect to a material decision, the other shareholders in the company may have the right to put their Ipse 2000 shares to Telefonica Móviles and us at a value determined by a jointly appointed independent expert. In some cases, strategic or joint venture partners may choose not to continue partnerships that they have with us. In addition, our UMTS joint ventures may have difficulty funding their operations if our partners are unable or unwilling to meet their funding commitments to the joint ventures. In Norway, Enitel ASA, our joint venture partner in Broadband Mobile ASA, refused to contribute additional capital due to its own financial difficulties, and, subsequently, Broadband Mobile filed for bankruptcy. In addition, our UMTS joint venture companies may themselves undergo a change of control. Any of these factors could impact our ability to pursue our stated strategies with respect to our UMTS joint ventures and may harm our financial condition and results of operations.

Our significant debt may limit our financial flexibility and our ability to grow and compete. If we are unable to reduce our debt significantly, we may be forced to revise our strategic plans.

    Our high level of indebtedness may have important consequences to you for the following reasons:

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  it limits our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service,

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  it limits our ability to obtain additional financing to fund our growth, working capital requirements, capital expenditures, debt service requirements and other needs, and

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  it limits our ability to compete with others who are not as highly leveraged.

    Our high debt levels have already caused us to revise our strategic goals from that of increasing our international scope through new investments in GSM or UMTS operating companies to that of aiming to increase the value of our existing investments and seeking growth, at least in the short-term, primarily in our domestic market. If we are unable to reduce our debt levels sufficiently through the rights offering and our plan to dispose of non-core assets, we may be required to further revise our strategic plans. We may then, among other things, be forced to sell additional or different assets from those we have designated for sale or may be forced to sell equity at depressed prices.

Our revenues, profitability and growth could decline if the growth in the Finnish telecommunications market slows.

    The telecommunications industry in Finland is currently well developed relative to most other European countries. In particular, Finland has among the highest mobile penetration rates and lowest mobile calling tariffs in the world. The high penetration rate is expected to slow our subscriber growth. Although the mobile penetration rate in Finland increased in 1999 from 57 percent to 67 percent, the rate of growth slowed during 2000 and the first half of 2001 such that the penetration rate was approximately 75 percent by August 2001. In addition, economic growth in Finland has slowed considerably since the beginning of 2001, causing a decrease in the growth of customer demand for telecommunications services. These trends may result in slower growth in the revenues we derive from our Mobile Communications Finland segment than we have achieved in the past.

Increased competition in the Finnish mobile and fixed network communications markets may result in decreased tariffs and loss of market share.

    We operate in the highly competitive Finnish telecommunications market. As competition continues to intensify, our mobile and fixed-line voice services business and our media communications services business may lose market share and we expect to reduce our tariffs for these services further.

    We believe that our principal competitor in the Finnish mobile communications market, Oy Radiolinja Ab, a subsidiary of Elisa Communications Corporation, will continue to market its services aggressively and that the new entrant to the Finnish GSM market, DNA Finland Ltd., the service operator of the GSM network operator Finnish 2G Ltd., may become a stronger competitor over time. In addition, the commercial introduction in Finland of third generation mobile services will open the Finnish mobile communications market for an additional mobile operator, Finnish 3G Ltd., and may strengthen the position of an existing operator, Telia Mobile Finland. We also expect to experience increased competition from non-traditional operators such as Jippii Group and RSL COM, which are mobile service operators because they do not own their own mobile networks.

    In the Finnish fixed-line market, we expect that competition from international telecommunications operators and alliances such as Song Networks, RSL COM, Facilicom, Uniworld and Tele Nordia will increase, resulting in further reductions of tariffs. Moreover, new forms of telecommunications that do not use conventional tariff structures, such as Internet telecommunications, an application in which voice traffic is routed through the Internet, are also expected to increase the sources of competition we will face.

    In the media communications market, we expect to face increased competition from large Scandinavian Internet service providers as well as Finnish Internet service providers. We also expect to experience increased pressure to lower prices for our Internet access services due to industry trends, such as the growth in the provision of free Internet connections.

Our plan to substantially reduce expenditures on our Service Businesses may have a negative effect on the commercial development and market acceptance of our technologically advanced services and may limit the future revenue generating potential of such services.

    Over the past two years we have invested a large amount to develop our new services businesses. As part of our strategy to strengthen our financial position, we have committed to substantially decrease future expenditures on our Service Businesses by, among other things, closing down or selling the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, streamlining Sonera SmartTrust and Sonera Plaza, and selling or closing down all technology ventures within New Communications Services. Our plan to reduce expenditures on our Service Businesses may have a negative effect on the commercial development and market acceptance of our technologically advanced services and may limit the future revenue generating potential of such services. In October 2001, we began negotiations with employee representatives concerning our plan to reduce the workforce of Sonera Zed and Sonera SmartTrust by approximately 130 and 150 people, respectively. We may not be able to downsize our Sonera Zed and Sonera SmartTrust businesses without materially impairing the operations of those businesses.

The failure to develop and implement new technologies and services on a timely basis could cause us to lose customers.

    Our growth strategy depends on the successful introduction of new telecommunications services based on technologies such as GPRS and UMTS. We also have to continually enhance our network independent solutions to keep pace with technological developments and changing customer requirements. Delays or failures in developing, implementing or upgrading these new technologies and other new services and solutions could result in a loss of customers or a failure to attract new customers. In addition, we intend to reduce the size of our workforce in our Service Businesses, including Sonera Zed and Sonera SmartTrust. These measures may have a negative effect on our ability to implement new technologies and to attract and retain customers.

Our market position subjects us to legal constraints that may negatively affect our revenues.

    We are deemed by the Finnish Ministry of Transport and Communications to be an operator with significant market power in long distance, international and mobile telecommunications throughout Finland and in local telecommunications in our traditional service areas. We are therefore obligated under the Finnish Telecommunications Market Act to charge other operators cost-related tariffs for mobile network services, public fixed network services, leased lines and interconnection. This means that the amounts we charge for these services must be related to the costs of providing the services. We are also obligated not to discriminate among customers. These obligations may hamper our future pricing flexibility. In particular, in the event that the Finnish Communications Regulatory Authority (the "FICORA") were to determine that our interconnection tariffs were not cost-related or that they differ significantly from those offered by other operators in the European Union, it would have the authority to modify the terms and conditions of existing interconnection agreements we have with other operators.

    We are currently a party to a Finnish administrative proceeding in which one of our competitors has sought to require us to lower our mobile interconnection termination fees. In April 2001, the FICORA ruled that our interconnection fees violate the Telecommunications Market Act and ordered us to revise our interconnection rates. We have appealed the FICORA's decision, but have reduced our interconnection fees by 15 to 20 percent pursuant to commercial agreements with other operators. If we were required to lower our interconnection tariffs further, whether as a result of an adverse ruling in this proceeding or otherwise, it could reduce our interconnection revenues and could have a material adverse effect on our results of operations or financial condition. In the event that an adverse ruling in the matter would enter into force with retroactive effect, we could also be required to refund to the other operators interconnected to our network any excess fees that we may be deemed to have charged during the period in question. This could have a material adverse effect on our results of operations and financial condition.

    We are also subject to Finnish and European Union competition law which is applied by the Finnish Competition Authority (the "FCA"), the European Commission, and national and European courts. Our dominant market position in the market for mobile services in Finland could impact our flexibility in marketing and pricing our services, including our SMS services. The FCA has stated that the pricing of our mobile services must be cost-based, non-discriminatory and transparent and we are currently a party to several Finnish administrative proceedings, including a proceeding before the FCA relating to the pricing of our SMS services to content providers, that may have a material adverse effect on our results of operations or financial condition.

    In addition, any future strategic alliances or other forms of business combinations may be subject to detailed scrutiny by the competition authorities and such transactions may be blocked or be made conditional upon divestitures or changes to our business practices.

    In 2000, the European Commission proposed a new regulatory framework for electronic communications networks and services that, among other things, would give national regulatory authorities the right to impose a variety of obligations on operators with significant market power. While the European Commission's proposals have yet to become law, the proposals, if adopted and implemented, could have a material adverse effect upon our business to the extent that mobile operators may be subject to all the obligations, such as cost-oriented tariffs and access obligations, to which fixed network operators with significant market power are subject.

Additional regulatory requirements regarding the provision of national roaming services throughout Finland or the fees we charge for roaming services may have a material adverse effect on our business.

    The introduction of national roaming in Finland could have a negative impact on our results of operations or financial condition. Roaming allows subscribers to other operators' services to use our networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Finland because several Finnish mobile operators, including those that operate local GSM networks in the 1800 MHz frequency bands, have networks with limited geographic reach. Although the Finnish Ministry of Transport and Communications announced in September 1998 that it has no plans to require existing operators to give other GSM operators and service providers mandatory national roaming rights, Finnish or European Union authorities could require telecommunications operators in Finland to offer national roaming. In addition, the Finnish Telecommunications Market Act grants holders of UMTS licenses a right to roam on the GSM networks of operators with significant power, such as us, under certain conditions.

    We are currently a party to administrative proceedings at both the national and the European Union level in which one of our competitors has claimed that we have an obligation to provide national roaming and has sought to require us to offer national roaming services at prices that, in our opinion, do not provide an adequate return on our investment in our GSM network. If we are required to provide national roaming services, whether as a result of an adverse ruling in the currently pending proceedings or otherwise, other telecommunications providers, including our competitors, could gain access to our GSM network. If this were to take place on terms and conditions that do not provide an adequate return on the investment in our GSM network or if we were required to compensate one of our competitors for direct or indirect damages resulting from our alleged failure to provide national roaming, it could have a material adverse effect on our results of operations or financial condition.

Possible regulatory requirements regarding the universal service principle may have a material adverse effect on our business.

    In order to control the costs of operating our fixed network in Finland, we have examined cost-effective ways of providing network connections in our most remote service areas. Finland is already covered by a fixed broadband network to a great extent apart from the most remote areas. The Finnish Ministry of Transport and Communications has informed us and other telecommunications operators that the installation for residential customers of fixed wireless units using mobile networks will satisfy the requirement for providing telecommunications services set forth in the Finnish Telecommunications Market Act. However, there is no guarantee that we will not, in the future, be required to offer fast data connections using a fixed network. If this were to take place on terms and conditions that do not provide an adequate return on the possible new investments required in the fixed network of our remote service areas, it could have a material adverse effect on our results of operations or financial condition.

The value of our international investments in telecommunications companies outside of Finland, especially Turkcell, may be adversely affected by political, economic and legal developments in these countries.

    We have made a number of significant equity investments in telecommunications operators in countries outside of Western Europe, such as Turkey, the Baltic States and Russia. The political, economic and legal systems in these countries are less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors, such as legal or regulatory proceedings brought against such companies, may have a material effect upon the operations of the companies in which we have invested and, in turn, the amount of income from, and the value of, these investments. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our associated companies are located currently has foreign exchange controls that affect us significantly, all of these countries have had such controls in the recent past and we cannot assure you that they will not reinstitute such controls in the future.

    The Turkish economy has experienced hyperinflation over the past five years and has been severely affected by events including the economic crises of November 2000 and February 2001 and two major earthquakes in 1999. More recently, Turkey has experienced further instability due to the terrorist attacks in the United States on September 11, 2001 and its potential involvement in the military action of the United States and certain European nations in Central Asia. Turkey's annual inflation rate in 2000 was 39 percent and the Turkish government forecasts an annual inflation rate of 52.5 percent for 2001. To combat the persistently high levels of inflation in Turkey, the Turkish government has implemented policies, including austerity measures, which could have a negative impact on the Turkish economy and on the profitability of Turkcell, our most significant associated GSM operating company. On February 21, 2001, in the face of a potential financial and political crisis, Turkey abandoned its exchange rate controls which were a key part of Turkey's economic stabilization program. This and other factors have caused the Turkish lira to fall sharply against the U.S. dollar in 2001. We expect that a continued depreciation of the Turkish lira will have a material adverse effect on the operating profit and cash flow of Turkcell in 2001. In addition, Turkcell has stated that its operating results, including average monthly minutes of use, have been negatively affected as a result of the economic crises in Turkey and that it expects that the continuation of the crisis will have a negative impact on its future operating results, which could contribute to a decrease in its operating cash flow.

    In May 2001, the Turkish government entered into a new stand-by arrangement with the International Monetary Fund (IMF) as a result of the February 2001 financial crisis, which augments the existing stand-by arrangement with the IMF concluded in December 1999. Pursuant to the new stand-by arrangement of May 2001, the IMF and the World Bank collectively agreed to provide $15.7 billion in loans based on the implementation of structural reforms in the Turkish economy. In October 2001, the Turkish government requested an additional $9.0 billion in international funding. There can be no assurance, however, that Turkey will satisfy the conditions for the release of the IMF and World Bank funds, that such funds will have the intended positive effect on the Turkish economy or that additional funds from the IMF and World Bank will be available.

    Turkey currently has a coalition government that has shown signs of instability. In February 2001, a political crisis arose as a result of a dispute between the President of Turkey and the Prime Minister involving allegations of corruption. The crisis had a major impact on investor confidence in Turkey and precipitated an economic crisis. Currently, the Turkish coalition government and the President of Turkey are in dispute over a proposed amendment to the Turkish constitution which would increase pay for members of the Turkish parliament. This dispute may lead to a new political crisis in Turkey. Any negative changes in government, including additional conflicts between senior government officials in Turkey, or the breakdown of the ruling coalition may create instability and may adversely affect the Turkish economy. In addition, the failure of the Turkish government to devise or implement appropriate economic programs as required to ensure continued IMF support may also adversely affect the Turkish economy.

    In the aftermath of the major earthquakes that occurred in the Marmara Region of Turkey in August and November of 1999, the Turkish Parliament imposed a temporary earthquake relief tax on mobile telephone subscriptions representing 25 percent of a subscriber's monthly mobile telephone charges. The tax, initially in effect from December 1999 through the end of 2000 and recently extended up to the end of 2002, has negatively affected mobile usage in Turkey and Turkcell's net profit. Turkcell's management believes that Turkcell will continue to be negatively affected by this tax.

    Our investment in Fintur could expose us to economic, political and social risks in Georgia, Azerbaijan, Kazakhstan and Moldova, which were all a part of the former Soviet Union until each republic gained its independence in 1991. Azerbaijan, Georgia, Kazakhstan and Moldova are

emerging markets and their legal systems, including telecommunications regulations, are relatively underdeveloped. Market institutions and commercial practices are weak and undeveloped. There can be no assurance that political, legal, economic, social or other developments in these nations will not have an adverse impact on our investments and businesses in these countries.

We expect to record a significant equity loss from our associated companies in 2001, which will have a negative impact on our net income.

    While our equity income from associated companies has shown strong growth in prior years, increasing from E59 million in 1998 to E121 million in 2000, we expect to record an equity loss in 2001, which we estimate will be between E200 million and E250 million. Our most significant associated GSM operating company, Turkcell, will report losses in 2001 due, among other things, to the slowdown in the Turkish telecommunications market, the continuation of a temporary tax on mobile phone subscriptions in Turkey, the devaluation of the Turkish lira and one time charges related to legal disputes regarding Turkcell's license and interconnection fees. Fintur will report losses principally due to increased expenditure on its digital TV and Internet businesses. We also expect to incur equity losses from our associated company Group 3G, which holds a UMTS license in Germany, due to start-up costs. The equity loss we expect to record in 2001 will have a material adverse effect on our 2001 net income.

A further decline in the value of our Deutsche Telekom shares could impair our ability to reduce our outstanding indebtedness.

    The market value of our shareholding in Deutsche Telekom has fallen sharply since the time we received the shares as part of the VoiceStream-Powertel-Deutsche Telekom merger in May 2001. Given this decline, we can no longer rely solely on our sale of Deutsche Telekom shares to reduce our debt to acceptable levels. In the event that the market value of Deutsche Telekom shares were to decline further, it could impair our ability to reduce our outstanding indebtedness.

We have only limited control of our associated companies.

    Substantially all of our business activities as a telecommunications operator outside of Finland are conducted through joint ventures or associated companies in which we have less than a majority holding. As a result, we have limited control over the conduct of our international operator businesses. Under the governing documents for certain of these entities, certain key matters such as the approval of business plans and decisions as to timing and amount of cash distributions require the agreement of our partners. The risk of disagreement or deadlock is inherent in jointly controlled entities. Our partners may have different approaches with respect to the associated companies and we may be unable to reach agreement with our joint venture partners. Because we do not have control of these entities, our partners may have the right to make certain decisions on key business matters with which we do not agree. In some cases, strategic or joint venture partners may choose not to continue partnerships that they have with us. Any of these factors could impact our ability to pursue our stated strategies with respect to those entities and may harm our financial condition and results of operations.

The income we receive from our investments in telecommunications companies outside of Finland may be adversely affected by increases in competition.

    Most of our associated companies and other non-Finnish companies in which we hold an equity interest face significant competition in the markets in which they operate. Our most significant GSM associated companies operate in Turkey, the Baltic States and Russia. The competition in Turkey and Russia is expected to increase as additional GSM licenses are granted and the competition in the Baltic States will increase as regulation favoring competition is adopted in line with EU directives. For instance, our associated company Turkcell, which operates in Turkey, is beginning to experience increased competition. In Turkey, two new GSM operators have started to offer services since March 2001. In Russia, our associated GSM operating companies Northwest GSM and Sonic Duo, which have agreed to merge to form MegaFon, face strong competition from MTS and Vimpelcom, two New York Stock Exchange listed operators which have significantly larger subscriber bases. Our UMTS investments may also be affected by competition.

    In addition, the fixed-line telecommunications market in Estonia was opened to competition in the beginning of 2001 and we expect that the fixed-line telecommunications markets in Latvia and Lithuania will be opened to competition in the beginning of 2003. As a result, we expect that our associated companies which offer fixed-line services in the Baltic States (AS Eesti Telefon in Estonia, Lattelekom SIA in Latvia and AB Lietuvos Telekomas in Lithuania) may lose market share and be forced to reduce some of their tariffs in response to increased competition.

    We currently cannot assess what specific effects increased competition will have on the results of operations or financial condition of our associated companies and other international investments and, in turn, the amount of income we will derive from our associated companies and other international investments.

The value of our investments in our associated GSM operating companies, and the income we derive from our associated GSM operating companies, could decrease due to possible future UMTS license costs and conditions imposed by those countries in which these companies operate.

    Most, if not all, of the countries where our associated GSM operating companies do business are planning or are expected to plan UMTS license tenders. The prices of and conditions imposed by UMTS licenses in those countries are not yet known. It is possible that UMTS license tenders may have a negative impact on the valuation of our associated companies, their ability to pay dividends and their need for external financing. The impact on our associated GSM operating companies will depend upon a number of factors, including the prices of the licenses, the conditions imposed by the licenses and whether our associated companies are successful in bidding for the licenses. In addition, UMTS license tenders give new operators a chance to enter the market, which may increase the overall level of competition for mobile telecommunications services in those markets.

The value of our investments in our associated companies, and the income we derive from our associated companies, could decrease if the exchange rates between the euro and the operating and accounting currencies of our associated companies change significantly.

    Most of our associated companies conduct their operations, prepare their financial statements and pay dividends in currencies other than the euro. Moreover, some of our associated companies, including Turkcell, operate under currencies that are relatively volatile and may therefore fluctuate greatly against the euro. In particular, the Turkish government effectively devalued the lira in February 2001 causing the lira to decline significantly against the euro. Any loss in value of any such currencies against the euro will have a negative impact on the value of our investments in the relevant associated company and the amount of income we derive from the relevant associated company, in each case as reflected in our euro-denominated financial statements.

As part of our strategy to enhance the value of our assets, we may divest a portion or all of our interests in some of our Service Businesses as well as our associated companies. If we were to partially or fully divest such assets, we could risk losing control of technologies and services or access to markets that are important for the future growth of our company.

    As part of our plan to improve our financial strength, we may, depending on market conditions, divest a portion or all of our interests in some of our Service Businesses. In the event we dispose of our interests in our Service Businesses, we would risk reducing the level of control we may exercise over and the amount of income we may receive from such companies. In addition, we could risk losing control over important technology and intellectual property rights that had been transferred to such businesses as well as losing our customers to such businesses. We may also dispose of certain of our investments in our international associated companies, either in part or in whole, in light of market conditions or otherwise in an effort to maximize the return on our investments. In the event we sell a portion of our interests in our associated GSM operating companies or UMTS joint ventures, we risk reducing the level of influence we may exercise over such companies and the amount of equity income we receive from such companies.

We may be sued by third parties for infringement of their proprietary rights.

    The telecommunications industry and the related service businesses as well as the security software industry are characterized by the existence of a large number of patents and litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of entrants into the market grows and the overlap of product functions increases, the possibility of an intellectual property claim against us grows. In particular with respect to some of our SmartTrust products, we have received, and may receive in the future, notices of claims of infringement of other parties' proprietary rights. In addition, we may be sued for copyright infringement for purchasing and distributing content through various wireless communications and other media. We are currently involved in a lawsuit with the former chief executive officer of Sonera SmartTrust, Harri Vatanen, over a technology agreement we entered into with him in 1998. Any such claims or lawsuits, whether with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or delays in the granting of patent applications or require us to develop non-infringing technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially reasonable terms or at all. If a successful claim of product infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be harmed.

As part of our strategy, we may seek to participate in the possible consolidation of the telecommunications industry through a strategic alliance or other form of business combination. Our failure to participate successfully in the consolidation of the industry could harm our business and our shareholders.

    As part of our strategy, we may seek to participate in the possible consolidation of the telecommunications industry in Europe. This strategy entails a variety of risks that could negatively affect our business. On the one hand, there is the risk that due to competition in the identification of strategic partners, we enter into a strategic alliance or partnership on unattractive terms. There is also the risk that we will not be able to successfully integrate and profitably manage any potential business combination. We also face substantial risks if we fail to participate in the consolidation of the industry. Among other things, failing to participate in the consolidation of the industry could make us more susceptible to competition from global competitors, could hamper our ability to grow our subscriber base and could make it more difficult for us to market our enhanced mobile services and applications on an international basis.

If we lose or are unable to renew licenses necessary for conducting our operations in Finland and internationally, we may not be able to carry on parts of our current or planned business.

    We are in many cases only permitted to provide telecommunications services and operate networks under licenses granted by competent authorities in each country. All of these licenses are issued for a limited period of time and may not be renewed or, if they are renewed, their terms may be changed.

    These licenses contain a number of requirements regarding the way we conduct our business, as well as regarding network quality and coverage. Failure to meet these requirements could result in fines or other sanctions, including, ultimately, revocation of the licenses.

We depend on our relationships with various partners and suppliers and the disruption of these relationships may adversely affect our business.

    Our businesses depend on our ability to obtain adequate supplies of telecommunications equipment (and related software), our contractors' ability to build and roll out telecommunications networks on schedule, and our suppliers' ability to deliver dependable technical support. Our dependence on our suppliers is now particularly important because of our strategy to build and roll out third generation networks and launch third generation services. We cannot be certain that we will be able to obtain telecommunications equipment from our alternative suppliers on a timely basis if our existing suppliers are unable to satisfy our requirements. This could lead to an interruption to the operation and build out of our networks and the networks of our associated companies, which could harm our results of operations and financial condition.

We may not be able to remain competitive and implement our strategy if we cannot retain skilled personnel.

    In order to remain competitive and implement our strategy, we need to retain our high quality employees. Competition for qualified telecommunications and information technology personnel in Finland and internationally remains intense. To a considerable extent, our ability to retain skilled personnel will depend on our continuing ability to offer stock options and other similar incentives. The adoption of such incentive programs may require the support of the Finnish State as a majority shareholder. In the past, the Finnish State has not always been supportive of our stock option proposals. At the annual general meeting of shareholders in March 2001, the Finnish State voted against the adoption of our proposed 2001 stock option plan. Furthermore, the decline in the trading price of our shares in recent periods has also sharply reduced or effectively eliminated the value of the stock options and other equity linked compensation that we have offered to our employees. Moreover, our recent initiatives to reduce our workforce may have a negative effect on employee morale. In our Service Businesses, we may experience significant defections of valued skilled employees as we continue to scale back such businesses. We have already experienced difficulties in retaining various categories of employees, including product managers and information technology specialists, and have lost competent personnel to our competitors. We cannot assure you that we will be able to retain qualified personnel in the future.

Senior management has recently undergone significant change.

    At our annual general meeting of shareholders held in March 2001, all but one of the members of our board of directors were replaced. As of August 1, 2001, Kaj-Erik Relander, our former president and chief executive officer, resigned from Sonera. Our new president and chief executive officer, Harri Koponen, has been in his position only since October 1, 2001 and does not have any previous experience as a chief executive officer of a public company. In addition, we have also lost certain other members of our executive and senior management in the recent past. Such significant changes in management present a number of risks, including the difficulty of predicting the performance of the new directors and officers and the significant changes to our previous policies and strategies, all of which could cause our results of operations and financial condition to suffer.

We cannot predict the effect of the recent terrorist attacks in the United States, the threat of further terrorist attacks or the military, economic and political response to those attacks on our business, future results of operations or financial condition.

    The terrorist attacks on the World Trade Center and on the Pentagon in the United States on September 11, 2001, the threat or occurrence of terrorist attacks in the future, and the military, economic and political response to terrorism may have material consequences on the global economy. In particular, the effects of the terrorist attacks might exacerbate the already existing poor world economic climate and thereby precipitate an economic crisis in regions in the world in which we or one of our associated companies operates.

    We are neither able to predict the extent, severity or duration of the effect of the terrorist attacks and related events nor quantify the impact that these events may have on our business, future results of operations and financial condition, as well as the trading price of the rights and our shares and ADSs. As a result, at present many investment decisions, including your decision to exercise the rights offered to you in this offering, involve a degree of risk which is difficult to assess and did not exist prior to the terrorist attacks in the United States.

The participation in the rights offering by the Finnish State might be challenged by our competitors or at the initiative of the European Commission on the grounds that it constitutes unlawful state aid.

    Following the announcement by our principal shareholder, the Finnish State, that it intended, subject to parliamentary approval, to exercise all of its primary share rights in connection with the rights offering, the Finnish press has reported that some of our competitors in Finland were alleging that participation by the Finnish State in the rights offering constituted state aid that is prohibited under the relevant European Union rules. It is possible that some or all of these competitors might challenge the Finnish State's participation before the European Commission, the Finnish competition authorities, or the Finnish courts and ask that the alleged state aid either not be granted or, alternatively, be refunded by us with interest. The European Commission could also start a formal investigation on the matter at its own initiative. Although we do not believe that the Finnish State's participation in the rights offering constitutes state aid under any applicable regulatory regime, including but not limited to rules applied by the European Commission, we are currently not in a position to assess what the final outcome of these allegations will be.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to decreased mobile communications usage.

    Concern has been expressed that the electromagnetic signals from mobile handsets and transmission masts, which serve as antennae for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment, including automobile braking and steering systems. Actual or perceived risks of mobile handsets or transmission masts and related publicity or litigation could reduce our growth rate, customer base or average usage per customer and could therefore have a negative impact on our results of operations or financial condition.

We could be influenced by the Finnish State whose interests may not always be aligned with yours.

    The Finnish State holds approximately 52.8 percent of our share capital and voting rights and will continue to do so after the completion of the rights offering. Accordingly, the Finnish State has the power to determine such matters submitted for a vote of shareholders that can be resolved with a simple majority, including the approval of the annual financial statements, declarations of dividends, capital increases (unless shares are to be issued in contravention of shareholders' preferential subscription rights, in which case a qualified majority is required), and the election and removal of members of our board of directors. The Finnish State also has the power to prevent a change of control in Sonera. The interests of the Finnish State in approving or rejecting these matters could be different from the interests of our other shareholders.

Future sales of shares could adversely affect the market price of our shares.

    The Finnish Parliament has authorized the Finnish Government to reduce the Finnish State's shareholding in our company to zero. We do not know the timing and manner of any further sale of shares by the Finnish State, or the effect of any such sale on our other shareholders. However, the sale of a substantial number of additional shares by the Finnish State in the future could cause the market price for our shares or ADSs to drop. There are no contractual restrictions on the timing of any sales by the Finnish State.

The price of our shares and ADSs may decline before or after the rights expire. In addition, a failure to issue the full number of shares offered in the rights offering would have a material adverse effect on both our financial condition and results of operation. If that occurs, to the extent that you have already exercised any of your rights in the rights offering, the price of the shares or ADSs issued pursuant to such exercise is likely to decline.

    We cannot assure you that the public trading market price of our shares and ADSs will not decline below the subscription price after you elect to exercise your rights. If that occurs, you will have committed to buy shares or ADSs at a price above the prevailing market price, and you will suffer an immediate unrealized loss as a result. Moreover, we cannot assure you that following the exercise of rights you will be able to sell your shares or ADSs at a price equal to or greater than the subscription price. Until shares or ADSs are delivered upon expiration of the rights offering, you may not be able to sell the shares or ADSs that you purchase in the rights offering.

    The rights offering is being extended to all shareholders and ADS holders, other than those with registered addresses in, or who are residents of, any of Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa or Spain. Our principal shareholder, the Finnish State, has announced that it will exercise all of its primary share rights in connection with the rights offering, being 52.8 percent of the shares that will be issued. In addition, the underwriters have agreed to purchase or procure purchasers for, at the subscription price, all of the new shares underlying the primary share rights other than those of the Finnish State that are not subscribed for pursuant to the exercise of the primary share rights or the secondary share rights. The agreement of the underwriters to subscribe for or procure subscribers for any such remaining shares is subject to various conditions contained in underwriting agreements they have entered into with us. These include a condition that there shall not have occurred after the date of the prospectus any force majeure event and the absence of any breach of warranty by us under the underwriting agreements.

    If we do not issue the full number of shares offered in the rights offering, for example, because one of the conditions to the obligation of the underwriters to subscribe for or to procure subscribers for any remaining shares is not satisfied, we would fail to raise the full amount of the net proceeds of approximately E975 million as expected. Consequently we would be unable to reduce the level of our debt as planned, which would have a material adverse effect on both our results of operations and financial condition. The public trading market price of our shares and ADSs could decline, possibly even below the subscription price in the rights offering. Since exercises of rights in the rights offering are irrevocable, to the extent that you have already exercised any rights prior to the completion in full of the rights offering, you would be issued shares or ADSs pursuant to such exercise that could subsequently suffer such a decline in price. In such circumstances, you would suffer an immediate unrealized loss in your investment.

We cannot assure you that a trading market will develop for the rights and, if a market does develop, the rights will be subject to greater volatility than our shares and ADSs.

    We intend to list the share rights on the Helsinki Exchanges. We do not intend to apply for the ADS rights to be traded on Nasdaq or any exchange. We cannot assure you that an active trading market will develop for the share rights on the Helsinki Exchanges. Even if an active market develops, the trading price of the share rights will be extremely volatile. Because the trading price of the share rights depends on the trading price of our shares and ADSs, the existing volatility of our shares and ADSs will magnify the volatility of the rights.

If you do not exercise all of your rights, you will suffer significant dilution of your percentage ownership of our shares or ADSs.

    This rights offering is designed to enable us to raise capital in a manner that gives the opportunity to all shareholders and holders of ADSs to subscribe for newly issued shares and ADSs. The rights offering is being partially underwritten, which means that the underwriters have agreed, subject to certain conditions, to subscribe for all of the new shares underlying the share rights that are not subscribed for. To the extent that you do not exercise your rights to subscribe for new shares and ADSs, your proportionate ownership and voting interest in Sonera will, accordingly, be reduced, and the percentage that your original shares or ADSs represents of our increased share capital after exercise of the rights will be disproportionately reduced.

We will not pay you interest on funds delivered to your broker or the ADS rights agent pursuant to the exercise of rights.

    Once you exercise your rights, you may not revoke the exercise. If we elect to withdraw or terminate the rights offering, neither we nor your broker nor the ADS rights agent will have any obligation with respect to the rights except to return, without interest, any subscription payments. In addition, in the event that the secondary offering is oversubscribed and we allocate to you a smaller number of shares or ADSs than you applied for pursuant to the exercise of your secondary share rights, neither we nor your broker nor the ADS rights agent will have any obligations to pay you interest on any excess subscription price.

In the event that the U.S. dollar to euro exchange rate declines, ADS holders may be required to pay more than $2.41 per ADS.

    The ADS subscription price has been based on an exchange rate of E1.1223 per U.S. dollar (89.10 U.S. cents per euro), the noon buying rate on November 8, 2001. A subscriber to the ADS rights must tender $2.53, being 105 percent of the ADS subscription price, in order to make it more likely that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of possible exchange rate fluctuations. The ADS rights agent will make the conversion from U.S. dollars into euros on November 23, 2001 at any commercially reasonable rate, in order to pay the subscription price for the share rights underlying the ADS rights. If there is any excess in U.S. dollars as a result of this conversion, for example because the U.S. dollar to euro exchange rate on November 23, 2001 is higher than on November 8, 2001, then the ADS rights agent will refund the excess U.S. dollar subscription price to the subscribing ADS holders without interest. However, if there is any deficiency in U.S. dollars as a result of this conversion, for example because the U.S. dollar to euro exchange rate on November 23, 2001 is significantly lower than on November 8, 2001, then the ADS rights agent will in due course bill the subscribing ADS holders for the deficiency and will not issue ADRs evidencing the new ADSs until it has received payment of the deficiency.

USE OF PROCEEDS

    Assuming all the new shares are subscribed for, the net proceeds from the offering will be approximately E975 million (approximately $883 million) after expenses. We estimate that our expenses in connection with the rights offering will be approximately E29 million (approximately $26 million). We expect to use all of the net proceeds of the rights offering to pay down a portion of our outstanding indebtedness under the following credit facilities:

  •
  our E200 million term loan due in monthly installments commencing on January 31, 2002 and maturing on May 31, 2002 bearing a variable interest rate based on the EIB reference rate (4.17 percent on September 30, 2001);

  •
  our E153 million syndicated revolving credit facility due in semi-annual installments from 2002 to 2004 bearing a variable interest rate based on LIBOR (4.82 percent as of September 30, 2001), which was fully drawn as of September 30, 2001;

  •
  our E511 million syndicated revolving credit facility due in semi-annual installments from 2003 to 2005 bearing a variable interest rate based on LIBOR (4.45 percent as of September 30, 2001), which was fully drawn as of September 30, 2001; and

  •
  our E1.33 billion variable rate loan facility which matures in 2004 and bears interest at a variable rate based on Euribor and the long-term credit rating assigned to Sonera by Moody's or S&P (5.74 percent as of September 30, 2001). We drew the entire principal amount available under this facility in July 2001 to prepay a portion of our other indebtedness that we incurred in connection with our investment in Group 3G.

    In order to further reduce our borrowings, we intend to continue to implement our program of divesting selected non-core assets. In particular, we plan to dispose of our remaining 38.6 million Deutsche Telekom shares, taking into consideration market conditions and our lock-up obligations. In October 2001, we entered into a share purchase agreement with Telenor Mobile Communications for the sale of all of our shares in Pannon GSM for E310 million. We will also continue to evaluate the potential divestiture of other non-core assets, including certain minority owned telecommunications operators outside of Finland, selected service businesses and certain non-core support and infrastructure functions within our domestic mobile and fixed network businesses. We expect that these divestitures will help us to continue to reduce our current level of debt.

CAPITALIZATION AND INDEBTEDNESS

    The following table presents our unaudited total indebtedness and capitalization on a consolidated basis as of September 30, 2001:

  •
  on an actual basis; and

  •
  on as adjusted basis to reflect the issuance of 371,767,243 new shares in the rights offering, assuming all the new shares are subscribed for, and the intended application of the estimated net proceeds of E975 million therefrom.

    You should read this table in conjunction with "Selected Consolidated Financial Information," "Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	As of September 30, 2001
	Actual		As adjusted
	E	$(1)	E	$(1)
	(millions) (unaudited)
Current debt (including current portion of long-term debt)(2)	1,128	1,026	1,128	1,026

Long-term debt (excluding current portion)(3)	3,783	3,442	2,808	2,555

Minority interest	16	15	16	15

Shareholders' equity
Share capital	320	291	480	437
Other shareholders' equity	3,238	2,946	4,053	3,687

Total shareholders' equity	3,558	3,237	4,533	4,124

Total capitalization(4)	7,357	6,694	7,357	6,694

(1)
Translated solely for the convenience of the reading at the noon buying rate on September 30, 2001, which was $1.00 = E1.0990.

(2)
All current debt is unsecured. None of the current debt of Sonera is guaranteed by a third party.

(3)
All long-term debt is unsecured. None of the long-term debt of Sonera is guaranteed by a third party.

(4)
Includes long-term debt (excluding current portion), minority interest and shareholders' equity.

EXCHANGE RATES

    On January 1, 1999, the 11 member states of the European Union initially participating in the Economic and Monetary Union (known as the EMU) introduced a single European currency known as the euro. Following the adoption by Greece of the euro as its national currency as of January 1, 2001, the following 12 member states of the European Union participate in the EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The irrevocable conversion rate between the Finnish markka and the euro was fixed on January 1, 1999 at E1.00=FIM 5.94573.

    Currently, the euro is only an accounting currency and the national currencies of the EMU member states continue to be legal tender and are considered to be sub-units of the euro. On January 1, 2002, the euro will be introduced as a commercial currency in the EMU member states. The existing national currencies will continue to be in use during a transitional period, which varies in EMU member states, but which will expire on February 28, 2002, at the latest. In Finland, the euro will be the sole legal currency as of March 1, 2002.

    We present our financial statements in euros. A portion of our revenues and expenses are denominated in euros and a portion are denominated in currencies other than the euro. The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the euro expressed in euros per U.S. dollar. The second table below sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for the U.S. dollar expressed in U.S. dollars per euro.

    Before January 1, 1999, there was no exchange rate between the euro and U.S. dollar. For any time or period before January 1, 1999, the noon buying rates for the euro have been derived from the noon buying rates for the Finnish markka converted into euros at the irrevocable conversion rate between the Finnish markka and the euro. Other than for the monthly information, the average noon buying rates have been calculated based on the noon buying rate for the last business day of each month or portion of a month during the relevant period. We are providing this information solely for your convenience. These are not necessarily the rates we used in the preparation of our financial statements and we make no representation that Finnish markka or euros could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

    Solely for the convenience of the reader, certain euro amounts in this prospectus have been translated into U.S. dollars at the noon buying rate on September 30, 2001, which was $1.00 = E1.0990.

	Euros per U.S. Dollar
Year	Average	High	Low	Period End
1996	0.7738	0.8162	0.7296	0.7742
1997	0.8774	0.9419	0.7759	0.9171
1998	0.8989	0.9466	0.8240	0.8518
1999	0.9455	0.9984	0.8466	0.9930
2000	1.0860	1.2090	0.9675	1.0650
2001 (through September 30)	1.1242	1.1947	1.0488	1.0990
2001
May	1.1425	1.1827	1.1189	1.1827
June	1.1723	1.1869	1.1590	1.1801
July	1.1608	1.1947	1.1368	1.1426
August	1.1094	1.1396	1.0877	1.1001
September	1.0972	1.1277	1.0741	1.0990
October	1.1050	1.1245	1.0892	1.1120
November (through November 8)	1.1126	1.1223	1.1057	1.1223

THE RIGHTS OFFERING

General Information

    We are offering up to 371,767,243 new shares, in the form of shares or ADSs, in a rights offering to our shareholders pursuant to shareholders' pre-emptive rights. We are granting our shareholders transferable primary share rights to subscribe for their pro rata share of the new shares being offered. In addition, at the same time, we are granting our shareholders secondary share rights to subscribe for a portion of any new shares that are not subscribed for pursuant to the exercise by shareholders of their primary share rights. If all the shares being offered are issued, they will represent a 50 percent increase in the number of outstanding shares. This prospectus relates to the rights offering, consisting of the offering of primary share rights and secondary share rights, we are making to holders of our shares and to holders of ADSs.

    If you are a holder of shares at the close of business in Finland on November 14, 2001, which is the share record date, you will receive in the primary offering transferable primary share rights evidencing the right to subscribe for new shares. You will receive one primary share right for every share held. You will be entitled to subscribe for one new share for every two primary share rights you receive, at a subscription price of E2.70 per share. The primary share rights will be transferable and are expected to trade on the Helsinki Exchanges during the period from November 15, 2001 through 6.30 p.m., Finnish time, on November 23, 2001.

    If you are a holder of ADSs at the close of business in New York City on November 14, 2001, which is the ADS record date, you will receive in the primary offering transferable primary ADS rights evidencing the right to subscribe for new ADSs. You will receive one primary ADS right for every ADS held. You will be entitled to subscribe for one new ADS for every two primary ADS rights you receive, at a subscription price of the U.S. dollar equivalent of E2.70 (equivalent to $2.41 on November 8, 2001) per ADS. We do not intend to apply for the ADS rights to be traded on the Nasdaq National Market or any other exchange, but ADS holders may request the ADS rights agent at any time before 10.00 a.m., New York City time, on November 21, 2001 to sell the primary share rights underlying their primary ADS rights on their behalf on the Helsinki Exchanges.

    You may exercise any share rights until the close of business in Finland on November 28, 2001 and any ADS rights until 10.00 a.m., New York City time, on November 21, 2001. Share rights that are not exercised in time will expire. In accordance with the deposit agreement dated as of October 12, 1999, as amended as of April 26, 2001, with Citibank, N.A., the depositary for our ADSs, any ADS rights unexercised at the end of the ADS rights exercise period may be sold by the ADS rights agent and the proceeds from the sale paid to the holder of the ADS rights.

    If you are a holder of shares on the share record date, or a holder of ADSs on the ADS record date, and you decide to exercise all or part of your primary share rights or primary ADS rights, you have the opportunity to specify an additional number of new shares or ADSs that you would be prepared to subscribe for in the concurrent secondary offering in the event that any new shares are not subscribed for pursuant to the exercise of primary share rights following the expiration of the share rights exercise period. The number of additional new shares, in the form of shares or ADSs, that will be available in the secondary offering will depend on the level of demand for our new shares and ADSs pursuant to the exercise by shareholders of primary share rights and primary ADS rights. In case of oversubscription in the secondary offering, the additional shares and ADSs available will be allocated to shareholders and ADS holders who have exercised their secondary share rights or secondary ADS rights on the basis of the number of shares or ADSs they hold as of the record date in proportion to the total number of outstanding shares, but subject in the case of each shareholder or ADS holder to the maximum number of shares or ADSs applied for by such shareholder or ADS holder in the secondary offering. The subscription price for these shares and ADSs will be equal to the subscription price in the primary offering. Secondary share rights and secondary ADS rights are not transferable, and any person to whom primary share rights or primary ADS rights are transferred will not acquire any secondary share rights or secondary ADS rights as a result of such transfer.

    Citibank will act as ADS rights agent in respect of the primary ADS rights and secondary ADS rights offered hereby. The ADS rights agent will send to each registered holder of ADSs on the record date a warrant certificate evidencing ADS rights, together with this prospectus and an instructions booklet for exercising primary ADS rights and secondary ADS rights.

    Shareholders and ADS holders will generally be treated alike in the rights offering, except that:

  •
  the timing of certain actions and periods will differ for holders of ADS rights and for holders of share rights, in particular, the last date for exercise and payment is earlier for holders of ADS rights;

  •
  holders of share rights must pay the subscription price in euros, while holders of ADS rights must make payment in U.S. dollars under an arrangement with the ADS rights agent. The payment in U.S. dollars is based on an estimate of the amount of U.S. dollars the ADS rights agent will need in order to obtain the euros it will be required to pay; and

  •
  any share rights unexercised at the end of the share rights exercise period will expire without compensation, but any ADS rights unexercised at the end of the ADS rights exercise period may be sold by the ADS rights agent and the proceeds from the sale paid to the holder of the ADS rights.

    The procedures for exercising share rights and ADS rights, and information about the purchase and sale of such rights, are summarized below.

Restrictions on Ability of Certain Shareholders and ADS Holders to Participate

    Due to restrictions under securities laws of Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa and Spain, the rights offering will not be extended to holders of our shares or ADSs with registered addresses in, and who are residents of, any of Australia, France, the Hong Kong Special Administrative Region of the People's Republic of China, Japan, South Africa and Spain.

Offering to Holders of Shares

    This section applies to you if you hold our shares. If you are a holder of our ADSs, see "— Offering to ADS Holders" below.

    The timetable below lists certain important dates relating to the offering to holders of shares. All times referred to are Finnish time. Finnish time is seven hours ahead of New York City time.

Ex-rights trading of shares commences on the Helsinki Exchanges	November 12, 2001
Announcement of the rights offering in the Trade Register Gazette in Finland	November 12, 2001
Finnish prospectus available electronically and subscription form and letter of instructions distributed to holders of our shares	On or prior to November 14, 2001
Record date for share rights	After close of business on November 14, 2001
Subscription period for rights offering commences	November 15, 2001
Trading of share rights commences on the Helsinki Exchanges	November 15, 2001
Registration in the Finnish Book-Entry Securities System of interests in new shares to be issued pursuant to exercise of primary share rights	From November 15, 2001 onwards (against payment)
Trading of share rights ceases on the Helsinki Exchanges	6.30 p.m. on November 23, 2001
Latest time for exercise of share rights and payment for shares to be issued pursuant to exercise of primary share rights and for shares applied for pursuant to exercise of secondary share rights	The close of business on November 28, 2001

Issue and delivery of the new shares to be issued pursuant to exercise of primary share rights in the Finnish Book-Entry Securities System and first trading date of such new shares on the Helsinki Exchanges	On or around November 30, 2001

Issue and delivery of the new shares to be issued pursuant to exercise of secondary rights in the Finnish Book-Entry Securities System and first trading date of such new shares on the Helsinki Exchanges	On or around November 30, 2001 or, if the secondary offering is oversubscribed, on or before December 14, 2001

Primary Offering to Holders of Shares

    If you are a holder of shares on the share record date, you will receive in the primary offering transferable primary share rights evidencing the right to subscribe for new shares. You will receive one primary share right for every share you hold on the share record date. You will be entitled to subscribe for one new share for every two primary share rights you receive, at a subscription price of E2.70 per share. No fractions of shares will be allotted.

Primary Share Rights

    Primary share rights will be registered in book-entry form in the Finnish Book-Entry Securities System in an account in your name or your nominee's name. They will be freely transferable rights which may be exercised or sold or assigned to others. Written confirmation of the issuance of primary share rights, together with a subscription form, will be sent to holders of shares who on the share record date are recorded in our shareholder register kept by the Finnish Central Securities Depository Ltd. Primary share rights will be entered into shareholders' book-entry accounts on or around November 15, 2001 and are expected to trade on the Helsinki Exchanges until 6.30 p.m., Finnish time, on November 23, 2001.

Share Record Date and Share Ex-Rights Date

    The record date for the determination of the holders of shares entitled to share rights is November 14, 2001 after the close of trading of our shares on the Helsinki Exchanges. Only shareholders registered in our shareholder register at the close of business, Finnish time, on the share record date will be entitled to receive share rights.

    The ex-rights date for the shares entitled to share rights is November 12, 2001. The shares that trade on or after such date will not be entitled to receive share rights.

Share Rights Exercise Period

    Share rights may be exercised during the period from November 15, 2001 through to the close of business in Finland on November 28, 2001, which is the share rights expiration date. If you do not exercise your share rights within the share rights exercise period, your share rights will expire without compensation.

Share Subscription Price

    The share subscription price is E2.70 per new share.

Exercise of Primary Share Rights

    Any exercise of primary share rights is irrevocable and may not be cancelled or modified. You may exercise all or only part of your primary share rights. No fractions of shares will be allotted. You can exercise your primary share rights by delivering: (1) a duly executed subscription form and (2) full payment of the share subscription price for the new shares to be issued pursuant to the exercise of your primary share rights. In addition, you should include payment of the subscription price for any shares you are applying for pursuant to the exercise of your secondary share rights. The subscription form and payment should be delivered as indicated on the subscription form sent to you.

    Subscription forms and payment of the subscription price must be received on or before the expiration of the share rights exercise period. Deposits in the mail will not constitute delivery.

    We will determine all questions about the timeliness, validity, form and eligibility of exercising share rights. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. Subscription forms will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor any underwriter has to notify you of any defect or irregularity in any subscription form you have submitted or the payment you have made. Neither we nor any underwriter will incur any liability for failing to do so.

    You will bear any risk associated with the delivery of your subscription form and the payment of the subscription price for the shares to be issued pursuant to the exercise of your primary share rights (together with payment of the subscription price for any shares you are applying for pursuant to the exercise of your secondary share rights).

Transfer of Share Rights

    The primary share rights will trade on the Helsinki Exchanges during the period from November 15, 2001 through 6.30 p.m., Finnish time, on November 23, 2001. If you transfer or sell all your primary share rights, you will have no further rights to subscribe for new shares in the rights offering. Secondary share rights are not transferable, and any person to whom primary share rights are transferred will not acquire any secondary share rights as a result of such transfer.

Secondary Offering to Holders of Shares

    If you are a holder of shares on the share record date and you decide to exercise all or part of your primary share rights, you have the opportunity to specify an additional number of new shares that you would be prepared to subscribe for in the concurrent secondary offering in the event that any new shares are not subscribed for pursuant to the exercise of primary share rights following the expiration of the share rights exercise period. The number of additional new shares that will be available in the secondary offering will depend on the level of demand for our new shares and ADSs pursuant to the exercise by shareholders of primary share rights and primary ADS rights. In case of oversubscription in the secondary offering, the additional shares available will be allocated to shareholders who have exercised their secondary share rights on the basis of the number of shares they hold as of the record date in proportion to the total number of outstanding shares, but subject in the case of each shareholder to the maximum number of shares applied for by such shareholder in the secondary offering.

    Applications for shares in the secondary offering should be made on the same subscription form as subscriptions for shares in the primary offering. The subscription price for the new shares in the secondary offering will be equal to the subscription price in the primary offering. You must pay the subscription price for all the shares you apply for pursuant to the exercise of your secondary share rights at the same time that you exercise, and pay the subscription price for shares to be issued pursuant to the exercise of, your primary share rights. Payment must be received by the share rights agent on or before the expiration of the share rights exercise period. Deposits in the mail will not constitute delivery. In the event that the secondary offering is oversubscribed and we allocate to you a smaller number of shares than you applied for, we will refund to you promptly after we have made such allocation the excess subscription price paid for the shares you applied for in the secondary offering without interest.

    Secondary share rights are not transferable, and any person to whom primary share rights are transferred will not acquire any secondary share rights as a result of such transfer.

    Any exercise of secondary share rights, consisting of an election by you to subscribe for an additional number of shares over and above those shares underlying your primary share rights, is irrevocable and may not be cancelled or modified.

Delivery of New Shares

    Upon due exercise of your primary share rights and payment of the share subscription price, we will register in the Finnish Book-Entry Securities System in an account in your name or your nominee's name an interest in the new shares to be issued to you pursuant to the exercise of your primary share rights. We will issue these new shares on or around November 30, 2001 following the registration of the resulting share capital increase with the Finnish Trade Registry. In addition, if the secondary offering is not oversubscribed, we will issue the new shares issued pursuant to the exercise of your secondary share rights on or around November 30, 2001. If the secondary offering is oversubscribed, we will not issue such new shares until December 14, 2001 at the latest. We can give no assurance that the registrations with the Finnish Trade Registry and the issue of new shares in connection with the primary offering and the secondary offering will not be delayed.

    The new shares will rank equally in all respects with existing shares. The new shares will entitle their holders to the full dividend, if any, payable in respect of the financial year ending December 31, 2001. The new shares will confer other rights, including voting rights, on their holders from the date of the registration of the relevant resulting share capital increase with the Finnish Trade Registry.

Trading in New Shares

    Trading in the new shares will commence on the Helsinki Exchanges under the symbol "SRA" after the registration of the resulting share capital increase with the Finnish Trade Registry on or around November 30, 2001. If the secondary offering is oversubscribed, trading in the new shares issued pursuant to the exercise of the secondary share rights will commence on the Helsinki Exchanges after the registration of the resulting share capital increase with the Finnish Trade Registry on or before December 14, 2001.

Offering to ADS Holders

    This section applies to you if you hold our ADSs. If you are a holder of our shares, see "— Offering to Holders of Shares" above.

    The timetable below lists certain important dates relating to the offering to holders of ADSs. All times referred to are New York City time. New York City time is seven hours behind Finnish time.

Record date for ADS rights	The close of business on November 14, 2001
Prospectus, ADS rights certificates and instructions relating to the exercise of the ADS rights sent to eligible ADS holders	November 15, 2001
Subscription period for rights offering commences	November 15, 2001
Latest time to give instructions to ADS rights agent to sell ADS rights	10.00 a.m. on November 21, 2001
Latest time for exercise of ADS rights and payment for ADSs to be issued pursuant to exercise of primary ADS rights and for ADSs applied for pursuant to exercise of secondary ADS rights	10.00 a.m. on November 21, 2001
Expected issuance and first trading date on the Nasdaq National Market of new ADSs subscribed for pursuant to exercise of primary ADS rights	On or around December 3, 2001
Expected issuance and first trading date on the Nasdaq National Market of new ADSs subscribed for pursuant to exercise of secondary ADS rights	On or around December 3, 2001 or, if the secondary offering is oversubscribed, on or before December 17, 2001

    The following is a summary of the important provisions of the rights agency agreement between us and Citibank, as ADS rights agent, pursuant to which you will receive the ADS rights. This summary is qualified in its entirety by reference to the rights agency agreement and the terms of the deposit agreement, copies of which can be obtained from the ADS rights agent at 111 Wall Street, New York, New York 10043. We have filed a draft rights agency agreement as an exhibit to the registration statement of which this prospectus is a part.

Primary Offering to Holders of ADSs

    If you are a holder of ADSs on the ADS record date, you will receive in the primary offering transferable primary ADS rights evidencing the right to subscribe for new ADSs. You will receive one primary ADS right for every ADS you hold on the ADS record date. You will be entitled to subscribe for one new ADS for every two primary ADS rights you receive, at a subscription price of the U.S. dollar equivalent of E2.70 (equivalent to $2.41 on November 8, 2001) per ADS, payable in U.S. dollars as described below. No fractions of ADSs will be issued.

ADS Warrant Certificates

    ADS rights will be evidenced by freely transferable ADS warrant certificates which may be exercised or transferred or assigned to others as stated in the ADS warrant certificates. The ADS warrant certificates will initially represent the number of ADS rights corresponding to the number of ADSs registered in the name of the holder to whom such ADS warrant certificate is issued on a one-for-one basis, with one ADS right being issued for each ADS held. The ADS rights agent will issue ADS warrant certificates to holders of ADSs as of the ADS record date, and will deliver them together with an instructions booklet and this prospectus to all record holders of ADSs on or around November 15, 2001.

ADS Record Date

    The record date for the determination of the holders of ADSs entitled to ADS rights is November 14, 2001 after the close of trading of our ADSs on the Nasdaq National Market. Only holders of record of ADSs at the close of business, New York City time, on the ADS record date will be entitled to receive ADS rights.

ADS Rights Exercise Period

    ADS rights may be exercised during the period from November 15, 2001 through 10.00 a.m., New York City time, on November 21, 2001, which is the ADS rights expiration date. If unexercised, your ADS rights will be void but you may receive proceeds from the sale of the share rights underlying your unexercised ADS rights by the ADS rights agent as described under "— Unexercised ADS Rights" below.

ADS Rights Agent

    Citibank, in addition to acting as depositary, will act as the ADS rights agent to accept the exercise of the ADS rights for the subscription for the new ADSs offered hereby.

ADS Subscription Price

    The ADS subscription price is the U.S. dollar equivalent of E2.70 on November 8, 2001 (equivalent to $2.41 on November 8, 2001) per new ADS. You must pay the ADS subscription price in U.S. dollars.

    Arrangements have been made with the ADS rights agent pursuant to which the ADS rights agent, as agent for the subscriber, has agreed to convert U.S. dollars into euros. The amount that must be tendered by a subscriber to the ADS rights agent is $2.53 per new ADS subscribed for (equivalent to 105  percent of the ADS subscription price translated into U.S. dollars based on an exchange rate of E1.1223 per U.S. dollar (89.10 U.S. cents per euro), the noon buying rate for euros on November 8, 2001), in order to make it more likely that the ADS rights agent will have sufficient funds to pay the ADS subscription price in light of possible exchange rate fluctuations. A payment pursuant to this method must be in U.S. dollars by a bank draft or certified check drawn on a bank located in the United States and must be payable to "Citibank, N.A. re: Sonera ADS Rights Offering", as the ADS rights agent. The ADS rights agent will make the conversion from U.S. dollars into euros on November 23, 2001 at any commercially reasonable rate and, if there is any excess or deficiency in U.S. dollars as a result of such conversion, will, in the case of any excess, refund promptly the excess (without interest) in U.S. dollars to the subscriber or, in the event of a deficiency, bill the subscriber for the deficiency.

    The U.S. dollar price represents a convenience translation of the euro subscription price, plus an additional five percent, with the expectation that there will be a refund to all subscribers paying U.S. dollars, although there can be no assurance that this will be the case. In the event that a payment made in U.S. dollars by a holder of ADS rights in respect of his or her subscription, when converted into euros on November 23, 2001 is less than the ADS subscription price in euros for the number of ADSs subscribed for upon exercise of such ADS rights, the ADS rights agent will pay the amount of such deficiency to us on behalf of the holder. The holder will then be required promptly to pay the amount of such deficiency and will not receive ADRs evidencing new ADSs subscribed for by him or her prior to receipt by the ADS rights agent of such payment. If payment of the amount of such deficiency is not received from a subscriber by the ADS rights agent by December 31, 2001, the ADS rights agent may sell the new ADSs subscribed for by such subscriber in an amount sufficient to cover the amount of such deficiency. In such event, the ADS rights agent will send promptly ADRs representing the remaining new ADSs to such holder together with a check in the amount of the excess proceeds, if any, from such sale.

Exercise of Primary ADS Rights

    Any exercise of primary ADS rights is irrevocable and may not be cancelled or modified. You may exercise all or only part of your primary ADS rights. No fractions of ADSs will be issued. You can exercise your primary ADS rights by delivering to the ADS rights agent at one of the addresses set forth below prior to the ADS rights expiration date: (1) the completed ADS warrant certificate(s) for the ADS rights being exercised and (2) full payment of the estimated ADS subscription price for the new ADSs to be issued pursuant to the exercise of your primary ADS rights. In addition, you should include payment of the estimated ADS subscription price for any ADSs you are applying for pursuant to the exercise of your secondary ADS rights. See "— Secondary Offering to Holders of ADSs" below.

    Holders of ADSs are not entitled to cancel their primary ADS right(s) to take receipt of the underlying Share Rights. The properly completed ADS warrant certificate(s) and payment should be delivered:

By hand to:	By mail to:	By overnight courier to:
Citibank, N.A. c/o Securities Transfer and Reporting Services Inc. Attn: Corporate Actions 100 Williams Street — Galleria New York, New York 10038	Citibank, N.A. Corporate Actions P.O. Box 43034 Providence, RI 02940-3034	Citibank, N.A. Corporate Actions 40 Campanelli Drive Braintree, MA 02184

    In order validly to exercise your primary ADS rights, completed ADS warrant certificates and payment of the subscription price for the ADSs to be issued pursuant to the exercise of your primary ADS rights must be received by the ADS rights agent on or before the ADS rights expiration date. Deposits in the mail will not constitute delivery to the ADS rights agent.

    We will determine all questions about the timeliness, validity, form and eligibility of exercising ADS rights. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. ADS warrant certificates will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent nor any underwriter has to notify you of any defect or irregularity in submitting ADS warrant certificates. Neither we nor the ADS rights agent nor any underwriter will incur any liability for failing to do so.

    You will elect the method of delivering completed ADS warrant certificates and paying to the ADS rights agent the subscription price for the ADSs to be issued pursuant to the exercise of your primary ADS rights (together with payment of the subscription price for any ADSs you are applying for pursuant to the exercise of your secondary ADS rights), and you will bear any risk associated with it. If you send ADS warrant certificates or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent and clearance of payment before the appropriate time.

Transfer of ADS Rights

    We do not intend to apply for the ADS rights to be traded on the Nasdaq National Market or any other exchange, but you may request the ADS rights agent to sell all or part of the primary share rights underlying your primary ADS rights on your behalf on the Helsinki Exchanges at any time before 10.00 a.m., New York City time, on November 21, 2001. Secondary ADS rights are not transferable, and any person to whom primary ADS rights are transferred will not acquire any secondary ADS rights as a result of such transfer.

    You may place an order with the ADS rights agent to sell all or part of the primary share rights underlying your primary ADS rights on the Helsinki Exchanges, whether or not in connection with a subscription. The ADS rights agent must receive your order prior to 10.00 a.m., New York City time, on November 21, 2001. If only a portion of the primary share rights underlying your primary ADS rights are to be sold by the ADS rights agent, your completed ADS warrant certificate must include instructions as to the action to be taken with respect to your primary ADS rights that are not to be sold. The ADS rights agent's obligation to execute orders is subject to its ability to find buyers. If buyers cannot be found, primary ADS rights that are not sold will be treated as unexercised. Neither we nor the ADS rights agent nor any underwriter will be liable to you for the ADS rights agent's failure to obtain the best market price for any primary ADS rights it sells at your request. A check for the proceeds from any primary share rights sold, net of fees and commissions, will be sent to you by the ADS rights agent.

Unexercised ADS Rights

    Following the expiration of the ADS rights exercise period, the ADS rights agent will attempt to sell any primary share rights underlying primary ADS rights for which no proper subscription was received at the prevailing market price at which the primary share rights are then trading on the Helsinki Exchanges. Net proceeds of such sale will be remitted to registered holders of primary ADS rights entitled thereto after the expiration of the share rights exercise period. There is no guarantee that any such sale will be consummated. Neither we nor the ADS rights agent nor any underwriter will be liable to you for the ADS rights agent's failure to effect any such sale.

Secondary Offering to Holders of ADSs

    If you are a holder of ADSs on the ADS record date and you decide to exercise all or part of your primary ADS rights, you have the opportunity to specify an additional number of new ADSs that you would be prepared to subscribe for in the concurrent secondary offering in the event that any new shares are not subscribed for pursuant to the exercise of primary share rights following the expiration of the share rights exercise period. The number of additional new shares, in the form of shares or ADSs, that will be available in the secondary offering will depend on the level of demand for our new shares and ADSs pursuant to the exercise by shareholders of primary share rights and primary ADS rights. In case of oversubscription in the secondary offering, the additional ADSs available will be allocated to holders of ADSs who have exercised their secondary ADS rights on the basis of the number of shares underlying the number of ADSs they hold as of the record date in proportion to the total number of outstanding shares, but subject in the case of each ADS holder to the maximum number of ADSs applied for by such ADS holder in the secondary offering.

    Applications for ADSs in the secondary offering should be made by completing the same ADS warrant certificate as used to subscribe for ADSs in the primary offering. The subscription price for the new ADSs in the secondary offering will be equal to the subscription price in the primary offering. You must pay the estimated subscription price for all the ADSs you apply for pursuant to the exercise of your secondary ADS rights to the ADS rights agent at the same time that you exercise, and pay the estimated subscription price for ADSs to be issued pursuant to the exercise of, your primary ADS rights. Payment must be received by the ADS rights agent on or before the expiration of the ADS rights exercise period. Deposits in the mail will not constitute delivery to the ADS rights agent. In the event that the secondary offering is oversubscribed and you are allocated a smaller number of ADSs than you applied for, the ADS rights agent will refund to you promptly after we have made such allocation the excess subscription price paid for the ADSs you applied for in the secondary offering without interest.

    Secondary ADS rights are not transferable, and any person to whom primary ADS rights are transferred will not acquire any secondary ADS rights as a result of such transfer.

    Any exercise of secondary ADS rights, consisting of an election by you to subscribe for an additional number of ADSs over and above those ADSs underlying your primary ADS rights, is irrevocable and may not be cancelled or modified.

Delivery of ADRs

    The depositary will issue new ADSs purchased pursuant to the rights offering on the business day after the receipt of the shares by the depositary's custodian. However, before new ADSs can be issued by the depositary, the share capital increases resulting from the issue of the underlying shares offered hereby must be registered with the Finnish Trade Registry. We expect such registration to occur on or around November 30, 2001, but, if the secondary offering is oversubscribed, we expect such registration to occur, with respect to the shares to be issued in connection with the exercise of secondary share rights, by December 14, 2001. We can give no assurance that such registrations, and consequently the issuance of new ADSs, will not be delayed. In addition, you will not receive the new ADSs you subscribed for when you exercised your ADS rights until the ADS rights agent has received any shortfall you may owe from payment of the estimated ADS subscription price.

    New ADSs will rank equally in all respects with existing ADSs. The new ADSs will entitle their holders to the full dividend, if any, payable in respect of the financial year ending December 31, 2001. The new ADSs will confer other rights, including voting rights, on their holders from the date of issuance of the new ADSs in accordance with the terms of the deposit agreement.

    In accordance with arrangements between us and the depositary, no issuance fee will be imposed by the depositary for its services to persons subscribing for new ADSs offered hereby with regard to the deposit of shares underlying such new ADSs or otherwise.

Trading in New ADSs

    Trading in the new ADSs is expected to commence on the Nasdaq National Market on or around December 3, 2001. However, if the secondary offering is oversubscribed, trading in the new ADSs issued pursuant to the exercise of the secondary ADS rights is expected to commence on the Nasdaq National Market on or before December 17, 2001.

Miscellaneous

Announcement of Number of Shares Subscribed for in the Rights Offering

    We will issue a press release by November 30, 2001 giving details of the number of shares and ADSs subscribed for by our shareholders and ADS holders pursuant to the exercise of their rights in the rights offering.

Participation of Finnish State

    Our principal shareholder, the Finnish State, has announced that it will exercise all of its primary share rights, resulting in a subscription for 196,293,412 new shares. Assuming full participation in the rights offering by the other shareholders and ADS holders, the Finnish State will own 588,880,237 shares following the completion of the rights offering, which does not represent an increase in its relative ownership interest in Sonera of 52.8 percent which it owned prior to the rights offering.

Underwriting

    The underwriters have agreed, subject to certain conditions, to subscribe or to procure subscribers for, and we have agreed to issue to such underwriters at the subscription price, any new shares underlying any primary share rights that are not subscribed for pursuant to the exercise of the primary share rights or secondary share rights. The total number of shares that the underwriters have severally agreed to subscribe or to procure subscribers for will not exceed in the aggregate 47.2 percent of the shares that will be issued or 175,473,831 new shares. See "Underwriting."

Corporate Authorizations

    At a board meeting on October 22, 2001, our board of directors decided to convene an extraordinary general meeting of shareholders to approve the issue of up to 743,534,486 new shares in order to accommodate the exercise of the rights issued in the rights offering. This proposal was duly approved by the extraordinary general meeting of shareholders on November 9, 2001. Following this extraordinary general meeting, at a board meeting on November 9, 2001, our board of directors determined the number of new shares to be offered and the subscription price.

Dilution

    Our tangible net book value stated in accordance with Finnish GAAP was E3,448 million or E4.64 per share as of September 30, 2001. Net tangible book value per share represents the amounts of our tangible assets reduced by the amount of total liabilities, divided by the 743,534,486 million shares issued and outstanding as of November 8, 2001. After giving effect to proceeds, stated net of expenses, of E975 million from the issuance of a further 371,767,243 shares under the rights offering tangible, net book value would increase by E975 million to E4,423 million, and tangible net book value per share would decrease by E0.67, or 14.4 percent, to E3.97. This represents an immediate increase in tangible net book value per share resulting from participation in the rights offering of E1.27, or 47.0 percent, calculated as the difference between the subscription price per share of E2.70 and the adjusted tangible net book value per share of E3.97.

    The following table illustrates the per share information described above:

	E	$
Subscription price per share:	2.70	2.46
Tangible net book value per share before the offering:	4.64	4.22
Decrease in tangible net book value per share attributable to new investors:	0.67	0.61
Pro forma net book value per share after the offering:	3.97	3.61
Immediate increase in tangible net book value to new investors:	1.27	1.15

    Existing shareholders that do not exercise their primary share rights in the rights offering will be diluted such that a shareholder of one percent held prior to the rights offering will be reduced to a shareholder of 0.67 percent following the issuance of 371,767,243 million new shares.

    In the event that existing shareholders or ADS holders elect not to exercise their primary share rights or primary ADS rights, such shareholders and ADS holders will experience substantial dilution of their ownership interest since other shareholders and ADS holders may subscribe for additional shares or ADSs pursuant to the exercise of their secondary share rights or secondary ADS rights. In addition, any shares not taken up by shareholders in the rights offering will be subscribed for by the underwriters or other subscribers procured by the underwriters. See "Risk Factors" for more information on dilution.

MARKET INFORMATION

    The principal trading market for our shares is the Helsinki Exchanges. The table below sets forth, for the periods indicated, the reported high and low market quotations for our shares on the Helsinki Exchanges based on its Daily Official List.

	Price Per Share
	High	Low
	(in E)
1998
Fourth Quarter (from November 10, 1998)	16.82	9.92
1999
First Quarter	17.35	12.40
Second Quarter	23.00	15.32
Third Quarter	28.00	20.31
Fourth Quarter	71.10	23.95
2000
First Quarter	97.00	47.50
Second Quarter	71.00	39.70
Third Quarter	56.80	26.50
Fourth Quarter	30.90	17.15
2001
First Quarter	25.10	8.13
Second Quarter	12.99	7.10
Third Quarter	9.50	2.75
April	12.49	7.10
May	12.99	10.10
May 2	12.99	11.90
June	10.79	8.21
July	9.50	5.70
August	7.57	4.45
September	4.59	2.75
October	6.75	3.02
October 19	4.35	4.03
November (through November 8)	6.66	6.15

    Effective as of January 1, 1999, shares of companies listed on the Helsinki Exchanges trade in euros. The share price information set forth above for 1998 represents the euro equivalent of such share prices in Finnish markka at the conversion rate of FIM 5.94573 to one euro.

    Since October 13, 1999, our shares have been traded in the United States on the Nasdaq National Market under the symbol "SNRA" in the form of American Depositary Shares, or ADSs, which are evidenced by American Depositary Receipts, or ADRs. Each ADS represents one share. The depositary for the ADSs is Citibank, N.A.

    The depositary has advised us that, as of November 8, 2001, 1.2 percent of our outstanding shares were held in the United States in the form of ADSs by 79 record holders. A significant number of ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is considered to be materially higher than the number of record holders.

    The table below sets forth the high and low sales prices quoted for our ADSs on the Nasdaq National Market.

	U.S. dollars per ADS
	High	Low
1999
Fourth Quarter (from October 13, 1999)	73.13	25.19
2000
First Quarter	93.13	53.50
Second Quarter	66.86	35.94
Third Quarter	53.38	24.75
Fourth Quarter	26.86	16.00
2001
First Quarter	23.13	7.25
Second Quarter	11.31	6.16
Third Quarter	8.07	2.43
April	11.14	6.16
May	11.31	8.52
May 2	11.19	10.60
June	9.31	7.27
July	8.07	4.96
August	6.61	4.05
September	3.89	2.43
October	5.75	2.77
October 19	3.81	3.50
November (through November 8)	6.41	5.39

DIVIDEND POLICY

    At our annual general meeting held on March 21, 2001, we declared a dividend of E0.09 per share in respect of fiscal year 2000. The dividend, totaling E67 million was paid on April 3, 2001 to shareholders of record on March 26, 2001.

    PT Finland paid total cash dividends of E54 million and E185 million to the Finnish State, its sole shareholder, for the fiscal years ended December 31, 1996 and 1997, respectively. These dividends were funded mainly through group contributions made to PT Finland by Telecom Finland, Finland Post Ltd. and other subsidiaries of PT Finland in accordance with their respective profitability during such years. Accordingly, we have recorded in our consolidated financial statements, as our share of dividends paid by PT Finland, dividends paid of E38 million and E132 million in respect of the fiscal years ended December 31, 1996 and 1997, respectively. We paid total cash dividends of E61 million, E87 million and E67 million to our shareholders in respect of the fiscal years ended December 31, 1998, 1999 and 2000, respectively. These dividends may not be indicative of future dividend payments we may make.

    The following table sets forth the annual dividends per share paid during each of the financial years indicated:

	Dividend Paid per Share(1)
Year ended December 31,
	E	$
1996	0.04	0.05
1997	0.05	0.06
1998	0.18	0.20
1999	0.08	0.09
2000	0.12	0.11
2001	0.09	0.08

(1)
After the annual general meeting of shareholders has approved the annual financial statements and the amount of dividends, the amount is deducted from retained earnings and recorded as a liability until the time of payment. Dividend amounts have been restated in euros using the irrevocable conversion rate of E1.00 = FIM 5.94573 and translated into U.S. dollars at the noon buying rate for the relevant dividend payment date.

    The determination to pay dividends, and the amount of the dividends, will depend upon, among other things, the following:

  •
  our earnings;

  •
  our financial condition;

  •
  our net debt levels;

  •
  debt service obligations;

  •
  our capital requirements;

  •
  development requirements;

  •
  cash provided by operating activities;

  •
  applicable restrictions on the payment of dividends under the Finnish Companies Act; and

  •
  other factors as our board of directors may deem relevant.

    Subject to the foregoing constraints, the objective of our board of directors is to recommend to shareholders the payment of an aggregate dividend representing approximately one-fourth of our annual consolidated net income (excluding asset sales and significant non-cash items) for any particular year.

    Under the Finnish Companies Act, the amount of any dividend is limited to the profits and other distributable funds available at the end of the preceding fiscal year for Sonera Corporation or for Sonera on a consolidated basis, whichever is lower. As of December 31, 2000, the total distributable funds of Sonera Corporation amounted to E1,665 million and, for Sonera on a consolidated basis, to E2,722 million.

    Dividends paid to holders of our shares (in the form of shares or ADSs) who are not generally liable for tax in Finland will generally be subject to Finnish withholding tax at a rate of 29 percent. Such shareholders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. Holders of our shares (in the form of shares or ADSs). See "Taxation — Finnish Taxation."

    The right to a dividend expires five years after the date of payment to shareholders. After the expiration of a right to a dividend, the proceeds of any unclaimed dividends will revert back to Sonera.

SELECTED CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial data presented below has been derived from our consolidated financial statements and our unaudited condensed consolidated interim financial statements for the relevant periods.

    Our consolidated financial statements and our unaudited condensed interim financial statements have been prepared in accordance with Finnish GAAP. For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to us, together with a reconciliation of net income and shareholders' equity recorded under Finnish GAAP to net income and shareholders' equity under U.S. GAAP, see Note 21 to our consolidated financial statements.

    You should read the following selected consolidated financial data in conjunction with the section entitled "Operating and Financial Review and Prospects," our consolidated financial statements and our unaudited condensed interim financial statements, each included elsewhere in this prospectus.

    Our consolidated financial statements for all periods prior to January 1, 1999 were prepared in Finnish markkas, and have been restated into euros using the irrevocable conversion rate of E1.00 = FIM 5.94573 between the euro and the Finnish markka, which conversion rate was set on January 1, 1999. Our consolidated financial statements for such periods depict the same trends as would have been presented if we had continued to present consolidated financial statements in Finnish markkas. However, our consolidated financial statements for periods prior to January 1, 1999 are not comparable to the financial statements of other companies that currently report in euros and that have restated their financial statements from a currency other than Finnish markkas.

    The interim financial information included in these financial statements is unaudited but reflects normal and recurring adjustments that are necessary for a fair presentation of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results for the full year.

    Solely for the convenience of the reader, euro amounts have been translated into U.S. dollars at the rate of E1.00 = $0.9099 ($1.00 = E1.0990), the noon buying rate for the euro on September 30, 2001.

	As of or for the year ended December 31,						As of or for the nine months ended September 30,
	1996	1997	1998	1999	2000	2000	2000	2001	2001
	E	E	E	E	E	$	E	E	$
							(unaudited)
	(in millions)

INCOME STATEMENT DATA
Amounts in accordance with Finnish GAAP
Revenues	1,125	1,352	1,623	1,849	2,057	1,872	1,497	1,631	1,484
Other operating income	15	18	24	45	1,589	1,446	1,570	911	829
Operating expenses	(720)	(881)	(1,060)	(1,226)	(1,599)	(1,455)	(1,104)	(1,301)	(1,184)
Depreciation and amortization	(242)	(204)	(261)	(281)	(299)	(272)	(224)	(252)	(229)
Write-downs on fixed assets	(8)	—	(37)	—	—	—	—	—	—

Operating profit	170	285	289	387	1,748	1,590	1,739	989	900
Equity income in associated companies	6	19	59	110	121	110	103	(135)	(123)
Sales and write-downs of short-term investments	—	—	—	—	—	—	—	(366)	(333)
Financial income and expenses	7	5	(2)	—	(9)	(8)	(6)	(35)	(32)

Profit before income taxes, minority interest and extraordinary items	183	309	346	497	1,860	1,692	1,836	453	412
Income taxes	(54)	(89)	(94)	(126)	(318)	(289)	(362)	(100)	(91)
Minority interest in income	(1)	—	1	(1)	(1)	(1)	1	—	—
Extraordinary items, net of income taxes(1)	—	—	—	—	(35)	(32)	(35)	—	—

Net income	128	220	251	370	1,506	1,370	1,440	353	321

	As of or for the year ended December 31,						As of or for the nine months ended September 30,
	1996	1997	1998	1999	2000	2000	2000	2001	2001
	E	E	E	E	E	$	E	E	$
							(unaudited)
	(in millions, except for shares, percentages, per share and ADS data and financial ratios)

OTHER INCOME STATEMENT DATA
Net income per share and ADS	0.18	0.31	0.35	0.51	2.05	1.86	1.96	0.47	0.43
Cash dividends per share and ADS(2)	0.04	0.05	0.18	0.08	0.12	0.11	0.12	0,09	0.08
Amounts in accordance with U.S. GAAP
Net income	—	203	237	338	704	641	1,402	196	178
Net income per share and ADS (non-diluted)	—	0.28	0.33	0.47	0.96	0.87	1.91	0.26	0.24
Net income per share and ADS on a fully diluted basis	—	0.28	0.33	0.47	0.95	0.86	1.89	0.26	0.24
Weighted average number of shares outstanding (in thousands)
Non-diluted	720,000	720,000	720,247	722,000	735,917	735,917	733,544	742,984	742,984
Diluted	720,000	720,000	720,247	723,506	741,743	741,743	740,296	742,984	742,984
Operating profit margin (%)(3)	15.1	21.1	17.8	20.9	85.0	85.0	116.2	60.6	60.6
Net income margin (%)(4)	11.4	16.2	15.5	20.0	73.2	73.2	96.2	21.6	21.6
CASH FLOW DATA
Cash provided by operating activities	374	455	508	442	227	207	268	106	96
Cash (used in) provided by investing activities	(340)	(531)	(1,126)	(771)	(4,572)	(4,160)	(4,105)	838	762
Capital expenditures	(379)	(373)	(351)	(338)	(430)	(391)	(260)	(266)	(242)
Investments in shares and shareholder loans	(133)	(22)	(898)	(410)	(4,852)	(4,415)	(4,493)	(497)	(452)
Cash (used in) provided by financing activities	(40)	93	632	309	4,394	3,998	3,876	(954)	(868)
OTHER RATIOS
EBITDA(5)	412	489	587	668	2,047	1,862	1,963	1,241	1,129
EBITDA margin (%)(6)	36.6	36.2	36.2	36.1	99.5	99.5	131.1	76.1	76.1
Comparable EBITDA(7)	420	489	587	647	501	456	410	407	370
Comparable EBITDA margin	37.3	36.2	36.2	35.0	24.4	24.4	27.4	25.0	25.0
BALANCE SHEET DATA
Amounts in accordance with Finnish GAAP
Fixed assets and other long-term investments
Intangible assets	24	42	53	69	116	106	81	110	100
Property, plant and equipment	950	1,090	1,123	1,159	1,265	1,151	1,191	1,280	1,165
Long-term investments and receivables	229	293	1,231	1,826	4,779	4,348	4,527	5,874	5,345
Current assets
Inventories	18	15	22	36	40	36	45	38	34
Receivables	200	281	292	404	3,418	3,110	3,229	791	720
Cash and short-term investments	30	145	93	115	156	142	313	1,082	984

Total assets	1,451	1,866	2,814	3,609	9,774	8,893	9,386	9,175	8,348

Shareholders' equity	1,123	1,312	1,424	1,801	3,233	2,942	3,225	3,558	3,237
Minority interest	2	—	12	14	16	14	14	16	15
Non-current liabilities
Long-term debt	1	171	788	1,124	1,842	1,676	1,750	3,783	3,442
Other long-term liabilities	69	86	91	115	171	155	174	69	63
Current liabilities
Current debt	41	2	135	172	3,955	3,599	3,551	1,128	1,026
Other current liabilities	215	295	364	383	557	507	672	621	565

Total shareholders' equity and liabilities	1,451	1,866	2,814	3,609	9,774	8,893	9,386	9,175	8,348

	As of or for the year ended December 31,						As of or for the nine months ended September 30,
	1996	1997	1998	1999	2000	2000	2000	2001	2001
	E	E	E	E	E	$	E	E	$
							(unaudited)
	(in millions, except for percentages)

Net debt(8)	11	28	830	1,181	5,641	5,133	4,988	4,494	4,089
Net debt-to-equity (%)(9)	1.0	2.1	57.8	65.1	173.6	173.6	154.0	125.7	125.7
Equity-to-assets (%)(10)	78.0	70.9	51.5	50.6	33.4	33.4	34.6	39.1	39.1
Amounts in accordance with U.S. GAAP
Shareholders' equity	—	1,341	1,446	1,896	4,432	4,033	5,718	3,804	3,461
Total assets	—	1,898	2,848	3,757	11,181	10,173	12,376	9,516	8,659

(1)
Extraordinary items reported for the year ended December 31, 2000 and for the nine months ended September 30, 2000 consist of the cumulative effect of accounting changes related to (a) equity accounting for Turkcell, and (b) capitalization of borrowing costs. See Note 7 to our consolidated financial statements.

(2)
Dividends for each year were declared and paid on the basis of profits and retained earnings as of the end of the previous year.

(3)
Operating profit margin is the ratio of operating profit to revenues expressed as a percentage.

(4)
Net income margin is the ratio of net income to revenues expressed as a percentage.

(5)
EBITDA equals operating profit before depreciation and amortization. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. Management believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in our industry. However, our definition of EBITDA does not show significant trends related to the following items: depreciation and amortization; equity income in associated companies; financial income and expense; and income taxes.

(6)
EBITDA margin is the ratio of EBITDA to revenues expressed as a percentage.

(7)
Comparable EBITDA equals EBITDA before gains and losses from sale of shares and fixed assets, and restructuring expenses. Management believes that each of these expenses are individually non-recurring in nature. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry. However, our definition of comparable EBITDA may differ from the definition of comparable EBITDA used by other companies.

(8)
Net debt means total debt (which includes current and long-term interest-bearing debt) less cash and short-term investments. For purposes of this prospectus only, net debt as of September 30, 2001 does not take into account our short-term investment in shares of Deutsche Telekom AG, which, as of such date, had a market value of E665 million.

(9)
Net debt-to-equity ratio is the ratio of net debt to shareholders' equity and minority interest.

(10)
Equity-to-assets ratio is the ratio of shareholders' equity and minority interest to total assets less advances received.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following discussion should be read in conjunction with our consolidated financial statements and our unaudited condensed consolidated interim financial statements and the financial statements of certain associated companies, each of which are included elsewhere in this prospectus. Our consolidated financial statements and our unaudited condensed interim financial statements have been prepared in accordance with Finnish GAAP. For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to us, together with a reconciliation of net income and shareholders' equity recorded under Finnish GAAP to net income and shareholders' equity under U.S. GAAP, see Note 21 to our consolidated financial statements. Results for interim periods are not necessarily indicative of results for the full year.

OVERVIEW

Overview of the Year 2000 and the Nine Months Ended September 30, 2001

    Our revenues increased by E208 million, or 11.2 percent, from 1999 to 2000, and by E134 million, or nine percent, in the nine months ended September 30, 2001, as compared to the same period in 2000. The increases were principally due to an increase in revenues generated by Mobile Communications Finland, of which external revenues accounted for approximately 54 percent and 55 percent of our total revenues in 2000 and in the first nine months in 2001, respectively, as well as an increase in revenues generated by our Service Businesses. Sonera Telecom revenues also increased in 2000 as compared to 1999, and in the nine months ended September 30, 2001, as compared to the same period in 2000, although at a slower rate than our Mobile Communications Finland and Service Businesses segments.

    Our profit before extraordinary items and taxes increased by E1,363 million, or over 270 percent, from 1999 to 2000, due to large capital gains recorded in 2000 relating to our sale of a portion of our interest in Turkcell in its initial public offering and the acquisition of our interest in Aerial Communications by VoiceStream. Excluding non-recurring items, our profit before extraordinary items and taxes would have declined by 34 percent, principally due to higher expenses incurred in connection with new services businesses included in our Service Businesses segment. In the nine months ended September 30, 2001 our profit before extraordinary items and taxes decreased by E1,383 million, or 75 percent, as compared to the same period in 2000, primarily due to lower net capital gains and other non-recurring items and a decrease in equity income in associated companies in the first nine months of 2001 as compared to the comparable period in 2000 and unrealized losses relating to our holdings in Deutsche Telekom shares in the first nine months of 2001. Excluding non-recurring items, our profit before extraordinary items and taxes declined from E283 million in the nine months ended September 30, 2000 to negative E15 million in the same period in 2001, principally due to the decrease in equity income in associated companies.

    Our net debt levels rose to E5,641 million at the end of 2000 as compared to E1,181 million at the end of 1999, mainly as a consequence of our investments in joint ventures outside of Finland that received UMTS licenses. At September 30, 2001, our net debt levels had decreased to E4,494 million mainly as a consequence of our repayment of debt from cash received from the sales of shares we held in VoiceStream, Powertel and TietoEnator, and a portion of the shares we held in Deutsche Telekom.

Outlook for 2001

    We expect to experience further revenue growth in 2001. We anticipate, however, that the percentage growth in our consolidated revenues in 2001 as compared to 2000 will be slightly below the level we achieved in 2000 as compared to 1999. In the domestic mobile telecommunications market, we expect that average use per subscription in terms of minutes will continue to increase and that the use of non-voice services will continue to grow. We do, however, expect to experience more intense competition domestically because of, among other things, the start up of commercial operations of a new nationwide GSM competitor in Finland, DNA Finland, and the increased activity of service providers on the Finnish market such as Jippii Group. Nevertheless, we believe that we are well positioned to maintain our strong market position in 2001 due principally to the breadth and high quality of our services. We also expect Sonera Telecom revenues to increase in 2001 as a result of our increased sales of capacity to international operators and broadband initiatives. While we also expect to report increased revenues from Service Businesses in 2001, because of our plans to substantially reduce expenditure by our Service Businesses going forward, revenues from this segment are expected to show a slower growth rate in 2002.

    We will record significant capital gains in 2001, primarily relating to the sale of shares we held in VoiceStream, Powertel, TietoEnator and Deutsche Telekom. We are also expecting, taking into consideration market conditions and other factors, to dispose of our remaining shareholding in Deutsche Telekom. Depending on the share price of Deutsche Telekom, we may record additional capital gains or losses in the fourth quarter of 2001 in the event we sell shares of Deutsche Telekom before the end of 2001.

    We anticipate that the relative profitability of our Mobile Communications Finland segment will exceed the level recorded in 2000 assuming no major changes take place in either the competitive environment for mobile services in Finland or the regulatory environment in Finland. We also believe that Sonera Telecom's profitability will fall slightly below the level recorded in 2000.

    We expect that comparable EBITDA will increase (in euro terms) in 2001. Among other things, we expect that the negative EBITDA of our Service Businesses will decrease slightly in 2001. Our aim is to cut the EBITDA loss of our Service Businesses segment to no more than E40 million in 2002, and for the segment to achieve break-even EBITDA in 2003. The EBITDA targets do not take into account the planned disposition of Sonera Info Communications.

    We expect to record an equity loss from associated companies in 2001 of between E200 million and E300 million as compared to equity income in 2000 of E121 million. Both Turkcell and Fintur are expected to report losses in 2001 and we expect to incur equity losses from our associated company Group 3G due to start-up costs.

    Financial expenses will grow in 2001 as compared to 2000 as a result of the increase in debt, which we used principally to finance our acquisition of interests in joint ventures that hold UMTS licenses. We do not currently expect to make any significant equity investments in the remainder of 2001 in new ventures that would materially increase our debt levels.

    We plan to reduce our debt by the end of 2001 through, among other actions, disposals of non-core assets. In March 2001, we divested all of our interest in TietoEnator, for which we received net proceeds of E424 million. In May 2001, we sold VoiceStream shares and Powertel shares for which we received proceeds of approximately E432 million in the aggregate. On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. Under the terms of the acquisition, we received approximately E292 million in cash and received approximately 72 million shares of Deutsche Telekom as consideration. During the period from July to September 2001, we sold 33.4 million shares of Deutsche Telekom in market transactions realizing total net cash proceeds of approximately E750 million. We plan to dispose of our remaining shareholdings in Deutsche Telekom, taking into consideration market conditions and our lock-up obligations. In October 2001, we entered into a share purchase agreement with Telenor Mobile Communications, Royal KPN N.V., TDC Mobile, the other major shareholders of Pannon GSM, pursuant to which we agreed to sell our shares in Pannon GSM to Telenor Mobile for E310 million. The transaction, which is subject to regulatory approvals and other closing conditions, is expected to close by the first quarter of 2002.

Factors Affecting Our Business

    Our business has been affected in recent years by a number of important trends. One of the most important trends in Finland has been the growth of the mobile telecommunications market. In step with this trend, we have continued to transform our Company into a provider of advanced telecommunications services increasingly focused on mobile communications. We derived approximately 54 percent and 55 percent of our external revenues from domestic mobile operations in 2000 and in the nine months ended September 30, 2001, respectively. Another important trend is the ongoing liberalization of the European markets and the resultant increase in competition in both mobile and fixed-line telecommunications. Other important factors that are expected to affect our operating results and financial condition include the development of the market for next generation mobile services based on UMTS technology, ongoing developments in the regulatory and legal environment in which we operate, and our ongoing investment in and the success of our Services Businesses.

Investment in UMTS Licenses

    In 1999 and 2000, a number of European countries offered licenses for the next generation of mobile communications technology known as Universal Mobile Telecommunications Systems, or UMTS. As part of our previous international growth strategy, we invested in UMTS licenses in a number of European markets. In 1999, we received a UMTS license in Finland. In 2000, joint ventures of which we are or were a member were granted UMTS licenses in, inter alia, Germany, Italy and Spain. See "Business — International and Other Significant Investments — Investments in UMTS Licenses." The economic success of these investments will depend on the availability of services based on UMTS technology that will be attractive enough to customers to generate sufficient traffic volume and sufficiently high prices. The level of demand for such UMTS services that will prevail in the future is unknown, however, and may not justify the cost of providing UMTS services.

    Moreover, our UMTS strategy has required substantial investment. We paid a total of approximately E4 billion for UMTS licenses in 2000, which required us to take on a significant amount of debt. As a result of this increase in debt, we have had and will continue to have higher financial expenses. Our high debt levels may also limit our ability to use operating cash flow in other areas of our business. As part of our strategy to improve our financial strength, we have taken a number of steps to limit our future financial exposure to our UMTS investments. In October and November 2001, we entered into agreements with Telefónica Móviles, pursuant to which we will not be required to make any additional capital contributions to Group 3G. In Spain, the board of directors of Xfera agreed to significantly curtail Xfera's capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or the company receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, our existing capital commitment to Xfera of approximately E300 million through 2004. We will, however, remain liable for counter-guarantees we have issued on behalf of Xfera in connection with Xfera's fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of E428 million. We have also notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000's Italian UMTS license and remain liable on the counter-guarantees that we have issued for Ipse 2000 in the aggregate amount of E206 million. As a result of our decision not to invest any additional funds into Group 3G and to limit our investments in Ipse 2000 and Xfera, we may experience a dilution in the value of our interest in these companies over time if other shareholders or third parties decide to invest additional equity capital. We are continuing to evaluate other strategic alternatives regarding our holdings in our UMTS joint ventures, including the possible disposition of all or a portion of our interests in such companies. In light of the expected high costs our UMTS joint ventures will incur to roll out their UMTS networks and the uncertainty of the commercial success of third generation services, our management will continue to review our third generation strategy.

Increasing Focus on Mobile Communications

    Finland's mobile telecommunications market has demonstrated strong growth in recent years. In Finland, the mobile penetration rate increased from approximately 42 percent at the beginning of 1998 to approximately 75 percent in August 2001. This growth was driven primarily by lower acquisition costs for mobile handsets, lower tariffs and the introduction of new value-added products and services to the market. Penetration growth rates, however, slowed considerably in the first nine months in 2001 as compared to the same period in 2000 and we believe that while the penetration rate will continue to grow, it will be at a slower rate than in the past several years. Growth in the mobile telecommunications market is expected to be driven in part by the development of new services for mobile handsets, including wireless data capabilities and wireless transaction based services. Future growth is also expected to result from the continuing evolution of Finland as a wireless communications environment in which subscribers have more than one mobile subscription. However, we also believe that revenues generated by new services for mobile handsets and multiple mobile subscriptions are unlikely to sustain the rates of revenue and profit growth generated from enrolling new subscribers and that, accordingly, the Finnish mobile communications market in the future is likely to grow at a slower rate than in the past several years.

Investment in Service Businesses

    We have been active in the development and commercialization of a wide variety of advanced mobile communications services and technologies that are designed to function on other mobile networks as well as our own. These services and technologies include new infrastructure software for managing and securing wireless services, such as Sonera SmartTrust, advanced mobile value-added services, such as Sonera Zed, and ASP services, such as Sonera Juxto. We have incurred significant expenses to develop these Service Businesses, which has had a material impact on our results of operations. For instance, the EBITDA loss of Service Businesses was E217 million in the nine months ended September 30, 2001 and E303 million in 2000. Our Service Businesses segment has also been the focus of much of our increase in capital expenditures. Our Service Businesses recorded capital expenditures of approximately E50 million in the nine months ended September 30, 2001 and E104 million in 2000. As part of our strategy to improve our financial strength, we plan to substantially reduce expenditure by our new services businesses. Our aim is to cut the EBITDA loss of our Service Businesses segment to no more than E40 million in 2002, as compared to a loss of E303 million and E217 million in 2000 and the nine months ended September 30, 2001, respectively, and for the segment to achieve break-even EBITDA in 2003, (These targets do not take into account the planned disposition of Sonera Info Communications.) In particular, we plan to close down or sell the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, streamline Sonera SmartTrust and Sonera Plaza and sell or close down all technology ventures within New Communications Services. We also plan to substantially reduce capital expenditures in our Service Businesses. We will also continue to consider various strategic alternatives for these businesses. Our plan to reduce expenditures by our Service Businesses may, however, adversely affect the commercial development and market acceptance of our technologically advanced services and may hurt the future revenue generating potential of such services.

    In addition, we have recently lowered our future cash flow expectations of some of our Service Businesses. In particular, our future cash flow expectations of Sonera SmartTrust are lower than then they were in 2000 at the time we concluded our acquisitions of Across Holding and iD2. As a result of these and other findings, we have recorded an impairment loss of E704 million under

U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2.

Ongoing Liberalization

    The telecommunications market in Finland was fully liberalized in 1994, more than three years ahead of most other European countries, and since that time every segment of the market has been subject to competition. Because we have experienced competition in all of our Finnish markets since 1994, the European Union requirement that all European Union telecommunications markets be liberalized by 1998 has not had as significant an impact on us as on other providers of telecommunications services in the European Union. Nonetheless, the liberalization in other parts of Europe has resulted in increased competition in each of our segments as new entrants from other European countries and North America enter our markets. Because of continued market liberalization, we expect to face increasing competition from a variety of international and domestic providers.

    In the mobile market we have begun to experience increased competition in the GSM market because of, among other things, the start up of commercial operations of a new nationwide GSM competitor in Finland, DNA Finland, and the increased activity of service operators on the Finnish market such as Jippii Group. The introduction in December 2000 of GPRS, a GSM-based packet switched mobile data transmission technology, and other high speed and advanced mobile technologies, as well as the greater variety of new services these technologies are capable of supporting, are also expected to have a significant impact on the future competitive environment in the Finnish mobile market. In addition, the commercial introduction of services based on UMTS technology will open the market for one additional mobile operator, Finnish 3G Ltd., and strengthen the position of Telia Mobile Finland which, together with Sonera and Radiolinja, received third generation mobile licenses in 1999. In addition, together with Ålands Mobiltelefon Ab, Radiolinja and SongNetworks we hold a UMTS license in the province of Åland in Finland. Third generation mobile services will allow for the provision of new value-added services. Our ability to compete will therefore be largely dependent upon our ability to develop and introduce such services.

    In the fixed-line segment, we have experienced steadily increasing competition in the international and long-distance call market. Increased mobile handset usage has also contributed to the decline in long distance and international traffic volumes. This has resulted in a gradual loss of market share and lower tariffs. In the local access market, there has been relatively little competition, as incumbent local operators continue to control the market. We have experienced a gradual decline in revenues from the local access market as residential subscribers have moved away from our traditional service areas located mainly in the more sparsely populated areas of eastern and northern Finland. Despite this increasing competition, we continue to maintain a high market share in the domestic long distance and international call market and on the local access market in our traditional service area. New demand for fixed-line services has been generated largely due to the increasing number of faster digital lines, and we are increasingly focusing on providing customers with higher capacity broadband connections. New regulations relating to the shared use of the local loop by fixed-line telecommunications operators may have a material effect on the development of competition in the Finnish fixed telecommunications market. Finnish regulatory authorities have also recently required that fixed network operators with significant market power, such as Sonera, offer subscribers the ability to pre-select their local, long-distance and international voice carrier. This may have a significant effect on the competitive situation in the fixed network voice traffic market.

Regulatory and Other Legal Developments

    Our business has been and continues to be strongly influenced by the regulatory regime applicable to telecommunications service providers in Finland. On June 21 2001, the Ministry of

Transport and Communications determined that we have significant market power in the local telecommunications in our traditional local network areas in Finland, and in the long distance, international and mobile telecommunications throughout Finland. As a result, many of our tariffs and other activities are subject to enhanced regulatory scrutiny. For a description of the regulatory regime to which we are subject, see "Business — Regulation." In addition, we are involved in a number of legal proceedings, including cases related to our interconnection and SMS services fees and to national roaming, that may affect our business in the future. For a description of the material legal proceedings in which we are involved see "Business — Legal and Regulatory Proceedings."

Reorganization of Segments and Restatement of Segment Information

    Beginning January 1, 2001, we changed our method of presenting segment information. We now have the following operating segments: (1) Mobile Communications Finland, (2) International Mobile Communications, (3) Service Businesses, (4) Sonera Telecom and (5) Other Operations. Previously, we had the following operating segments: (1) Mobile Communications, (2) Media Communications and New Services, (3) Fixed Network Voice and Data Services, (4) Equipment Sales and Other Operations and (5) International and Other Significant Investments. We now treat International Mobile Communications as a separate business segment which is primarily responsible for managing and developing our holdings in, and providing services to, our international GSM operators and third generation joint ventures. In addition, the separate segments, Fixed Network Voice and Data Services and Equipment Sales and Other Operations, have been combined to form a single business segment, Sonera Telecom. As a reflection of this, the assets and liabilities related to our Sonera Telecom segment were transferred to a separate subsidiary, Sonera Telecom Ltd., on July 1, 2001. Our Service Businesses business area includes the same businesses as our former Media Communications and New Services segment apart from immaterial operations that were transferred to Mobile Communications Finland. We no longer treat International and Other Significant Investments as a separate business segment. In addition, in accordance with SFAS. 131, we have restated our segment information as of and for the years ended December 31, 1998, 1999 and 2000, so that it corresponds with the way in which we present our segment information beginning as of January 1, 2001. In presenting segment information, we make various adjustments to properly allocate the costs of internal services and certain administrative overhead expenses. Due to significant interdependencies and overlaps among the various operating units, the information on operating profits with respect to each segment may not be indicative of the amounts that would have been reported if these segments were operationally or legally independent of one another. However, we believe that such allocations accurately reflect the degree of utilization by such business segments of our corporate resources. See Note 19 to our consolidated financial statements.

Investments in Associated Companies and Other Equity Interests

    Earnings in companies in which we have a significant influence, and which are referred to in this prospectus as associated companies, are included in our consolidated accounts in accordance with the equity method of accounting. Generally we consider ourselves to have significant influence when we hold between 20 to 50 percent of the share capital and voting rights of another company. Our principal GSM investments have been substantial minority positions in providers of mobile telecommunications services in rapidly growing developing markets such as Turkey, Russia and the Baltic States where we have been able to leverage our expertise in building and operating advanced GSM networks as well as our strength in the areas of sales, marketing and customer service. In 2000, we also made significant investments in joint ventures that received UMTS licenses in a number of European markets. We have also made substantial investments in providers of fixed network communications in the Baltic States. While our equity income from associated companies had shown strong growth in prior years, we currently expect to record an equity loss of approximately between E200 million and E250 million in 2001. Turkcell is expected to report losses in 2001 due, among other things, to the slowdown in the Turkish telecommunications market, the continuation of a temporary tax on mobile phone subscriptions in Turkey, the devaluation of the Turkish lira and one-time charges relating to legal disputes regarding Turkcell's license and interconnection fees. We also expect to incur significant equity losses from our associated company Group 3G due to start-up costs and from Fintur principally due to increased expenditures on its digital TV and Internet businesses.

    A number of transactions and other events have occurred since the beginning of 2000 that have affected our associated companies and other equity interests, including the following:

  Our U.S. Investments and Resulting Deutsche Telekom Shareholding

  •
  In February 2000, in connection with the merger of VoiceStream and Omnipoint Corporation, a U.S. PCS operator, we purchased VoiceStream shares representing 3.6 percent of its outstanding share capital for a purchase price of $500 million.

  •
  On May 4, 2000, Aerial and VoiceStream merged. Pursuant to the merger agreement, our Aerial common shares were exchanged for VoiceStream shares. After the completion of the merger, we held approximately 7.9 percent of VoiceStream's outstanding shares on a fully diluted basis.

  •
  In January 2001, we purchased approximately 1.7 million shares of Powertel for an aggregate purchase price of $125 million. We also invested $75 million for a 30.1 percent interest in Eliska Wireless Ventures Holding Company, Inc., a newly established U.S. company formed to offer PCS services. In connection with the EWV transaction, we entered into a put agreement with Powertel, which has subsequently been assumed by Deutsche Telekom, pursuant to which Powertel agreed that, from October 1, 2001 until June 30, 2002, we could sell all of our interest in EWV to Powertel in exchange for 1,044,568 Powertel shares. Under the terms of the Powertel/Deutsche Telekom merger agreement, this was converted into the right to receive 2,773,395 shares of Deutsche Telekom. In October 2001, we decided to exercise our put option and sell all our shares in EWV to Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. Based on the closing share price of Deutsche Telekom on the Frankfurt Stock Exchange as of November 8, 2001, these shares would be worth a total of approximately E53 million. The sale is subject to regulatory approval in the United States by the Federal Communications Commission.

  •
  In May 2001, we sold 3,300,000 VoiceStream shares and 1,100,000 Powertel shares through market transactions for which we received proceeds of approximately E432 million in the aggregate.

  •
  On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. In connection with the resulting mergers, our holdings in VoiceStream and Powertel shares were converted into approximately 72 million shares of Deutsche Telekom and approximately E292 million in cash. The share conversion in the Deutsche Telekom-VoiceStream-Powertel was carried out based on Deutsche Telekom's share price of E24.60 on May 31, 2001. We initially recorded the value of our shareholdings in Deutsche Telekom in our consolidated financial statements based on the E24.60 share price on May 31, 2001, and calculated our capital gain on our Powertel and VoiceStream holdings based on such price. During the period from July 9, 2001 to August 26, 2001 we sold 21.9 million shares of Deutsche Telekom for approximately E565 million through a series of small market transactions. We sold these shares at an average price of E25.75 share, recognizing an additional capital gain of approximately E23 million. In addition, in September 2001, we sold 11.5 million shares of Deutsche Telekom for approximately E185 million through a series of market transactions. We sold these shares at an average price of E16.12 per share, recognizing a capital loss of E99 million. Accordingly, we recorded a net capital loss of E

    76 million from sales of our Deutsche Telekom shares in the third quarter of 2001. Because our shareholding in Deutsche Telekom is treated as a short-term investment, we also adjusted the carrying value of our Deutsche Telekom shares in our financial statements based on their share price of E17.20 on September 30, 2001, which resulted in a charge of E290 million in the third quarter of 2001.

  •
  Our aggregate investment in Aerial, VoiceStream and Powertel in 1998 through 2001 totaled approximately E1,160 million. To date, we have received approximately E1,470 million in cash from these investments and continue to hold 38.6 million shares of Deutsche Telekom that we received in connection with the Deutsche Telekom-VoiceStream-Powertel merger. Based on the closing share price of Deutsche Telekom as of November 8, 2001 of E19.05, our remaining Deutsche Telekom shareholding had a market value of approximately E735 million.

  Our Turkish Investments

  •
  In May 2000, we invested $127 million in the share capital of Fintur Holding B.V., thus acquiring a 35.3 percent holding in the company, the principal purpose of which is to hold Turkcell's non-GSM investments, investments in other businesses, including GSM operator businesses, outside of Turkey and certain interests in businesses contributed by the other Fintur shareholders. During the third quarter of 2001, when Fintur increased its share capital, we made an additional investment of E26 million in the share capital of Fintur.

  •
  In July 2000, we sold a portion of our interest in Turkcell as part of Turkcell's initial public offering. Prior to the offering, (1) we made a capital contribution to Turkcell in the amount of E113 million as part of a share capital increase and (2) we purchased an additional holding of approximately 0.6 percent in Turkcell, increasing our total interest to approximately 41.6 percent of the company. In the offering, we sold approximately one tenth of the Turkcell shares we owned prior to the offering. After the underwriting discounts, the total sales proceeds to us from the offering totaled E735 million and we recorded a gain of E680 million from the sale in our third quarter results. We currently hold approximately 37.1 percent of Turkcell's equity. In August 2001, we participated in a rights offering by Turkcell to existing shareholders in which Turkcell raised approximately $178 million. Our pro rata participation in the offer amounted to approximately E77 million.

  Our UMTS Investments

  •
  In September 2000, we invested E908 million in the share capital of Group 3G, which holds a German UMTS license, in exchange for a 42.8 percent interest in the company. In addition, we granted a shareholder loan of E2,719 million to Group 3G. As of September 30, 2001, we had invested a total of E3,632 million in equity and shareholder loans in Group 3G.

  •
  In March 2000, we made an initial equity investment in Xfera, which holds a Spanish UMTS license. As of September 30, 2001, we had invested a total of E53 million in equity and shareholder loans in Xfera. We hold a 14.25 percent indirect interest in Xfera Móviles.

  •
  In December 2000, we made an equity investment of approximately E259 million in Ipse 2000, which holds an Italian UMTS license. As of September 30, 2001, we had invested a total of E270 million in equity and shareholder loans in Ipse 2000. We hold a 12.55 percent interest in Ipse 2000.

  •
  In 2000 and 2001, we made investments in the form of equity and shareholder loans of approximately E18 million in Broadband Mobile ASA, which holds a Norwegian UMTS license. In August 2001, we, along with our partner Enitel ASA, decided to liquidate Broadband Mobile. Enitel's decision to withdraw from the joint venture, the lack of prospective purchasers for Enitel's shares in Broadband Mobile, the small size of the Norwegian market and the failure of our bid for a license in Sweden were significant factors in our decision to liquidate the joint venture. We recorded an equity loss of E7 million from Broadband Mobile in the nine months ended September 30, 2001. In addition, we have recorded a write-off of approximately E12 million for the nine months ended September 30, 2001 due to the discontinuation of Broadband Mobile, thereby decreasing the carrying value of our investments in and receivables from Broadband Mobile to zero. We do not anticipate to incur any future material liabilities relating to the joint venture.

  Other Investments and Divestitures

  •
  In May 2000, we sold our 50 percent holding in the German service provider HanseNet Telefongesellschaft GmbH & Co. KG to the other partner of the joint venture. We recorded a E22 million gain from this transaction.

  •
  In September 2000, we sold our 40 percent holding in Transmast Oy to Fortum. We recorded a E12 million gain from the transaction.

  •
  In the first quarter of 2001, we acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone operator based in south-western Finland, for approximately E25 million.

  •
  In February 2001, we acquired a 25.5 percent holding in Metro One Telecommunications Inc., a Nasdaq quoted provider of directory services for mobile handset subscribers in the United States, for E75 million.

  •
  During the third quarter of 2000, our holding in TietoEnator fell below 20 percent as a result of directed equity issues by TietoEnator in connection with its acquisitions. Beginning with the final quarter of 2000, we no longer included TietoEnator as an associated company in our consolidated financial statements. In March 2001, we sold all of our remaining equity interest in TietoEnator for E424 million and recorded a capital gain of E286 million.

  •
  In October 2001, we entered into a share purchase agreement with Telenor Mobile Communications, Royal KPN and TDC A/S, the other major shareholders of Pannon GSM, pursuant to which we agreed to sell our shares in Pannon GSM to Telenor Mobile for E

    310 million. The transaction, which is subject to regulatory approvals and other closing conditions, is expected to close in the first quarter of 2002.

    We plan to enhance the value of our existing investments, by using our technical and commercial know-how developed in the Finnish home market and in connection with our international activities to assist our associated or affiliated companies in improving their operations.

Acquisitions of Across Holding and iD2; Impairment Loss Relating to the Acquisitions under U.S. GAAP

    We completed two acquisitions in 2000 that are expected to enhance our Sonera SmartTrust business. In April 2000, we acquired the entire share capital of Across Holding AB of Sweden, a provider of wireless Internet-based service platforms. The Across Holding interest was subsequently transferred to our Sonera SmartTrust subsidiary. We paid for the acquisition by issuing 16,732,055 new shares valued at E897 million at the time of the completion of the transaction.

    In June 2000, we acquired the entire share capital of iD2 of Sweden, provider of secure authentication solutions based on PKI (Public Key Infrastructure) and smart card technology. The iD2 interest was subsequently transferred to our Sonera SmartTrust subsidiary. We paid for the acquisition by issuing 4,802,431 new shares valued at E250 million at the time of the completion of the transaction.

    Under Finnish GAAP, we recorded no goodwill from the acquisitions of Across and iD2. Under U.S. GAAP, however, we accounted for both transactions using the purchase method of accounting which resulted in us recording goodwill in the amount of E861 million and E243 million for Across and iD2, respectively. The amortization period for goodwill is five years under both acquisitions.

    At the end of 2000, our management saw clear indications that the decline in the market values of publicly listed companies that operate in comparable lines of business to Sonera SmartTrust might require us to record an impairment loss in the carrying value of the goodwill that arose from our acquisitions of Across and iD2. Moreover, in the course of the recent updating of the strategy and business plan of our Sonera SmartTrust subsidiary, it became evident to us that the future cash flow expectations of Sonera SmartTrust were lower than what they were at the time we completed the acquisitions of Across and iD2. As a result of these findings, we performed an impairment test for all of the assets of Sonera SmartTrust, including goodwill arising from the acquisition of Across and iD2. The impairment test did not support the ultimate recoverability of the total carrying value of the assets. As a result of the test, we recorded an impairment loss of E704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2 to their estimated fair value. Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

    The audited consolidated financial statements for Across Holding as of and for the year ended December 31, 1999 and the unaudited pro forma condensed consolidated financial information of Sonera Corporation and Across Holding AB and their subsidiaries for the year ended December 31, 2000 are included in this prospectus.

Interconnection Arrangements

    Interconnection allows a telecommunications operator to connect its network to the network of another telecommunications operator. Interconnection therefore ensures that subscribers to one network can contact subscribers to other networks and access the services of other telecommunications operators. Historically, Finnish operators have entered into bilateral interconnection agreements on a collective basis. These interconnection agreements establish interconnection and related charges for the term of such agreements. Current interconnection agreements between Sonera, Elisa Communications, Radiolinja, Kaukoverkko Ysi Oy and Finnet International Oy, referred to in this prospectus as the 1999 Interconnection Regime, became effective as of May 1, 1999. During 1999, we entered into interconnection agreements with terms similar to the 1999 Interconnection Regime with a majority of the other Finnish operators. See "Business — Regulation."

    The 1999 Interconnection Regime had a negative effect upon our interconnection revenues, and, in particular, revenues generated by our fixed-line trunk services and mobile network services. This is principally because the 1999 Interconnection Regime provides for higher fees for access and termination of calls, which benefits the local fixed-line operators at the expense of trunk and mobile operators. Pursuant to the commercial interconnection agreements, which we concluded with Telia Mobile and Radiolinja in June 2001, and with Finnish 2G in August 2001, and which came into force on September 1, 2001, the mobile interconnection fees charged by us decreased by 15 to 20 percent. Mobile access and termination fees charged by us are under legal challenge and, if adversely decided, we may incur liability. Also, our interconnection agreements may need to be revised if the decision requires us to implement lower tariffs than are provided for in the new interconnection agreements. See "Business — Legal and Regulatory Proceedings — Interconnection Fees."

RESULTS OF OPERATIONS

The Nine Months Ended September 30, 2001 Compared to the Nine Months Ended September 30, 2000

Revenues

    In the nine months ended September 30, 2001, our revenues were derived from the following business segments:

  •
  Mobile Communications Finland;

  •
  International Mobile Communications;

  •
  Service Businesses;

  •
  Sonera Telecom; and

  •
  Other Operations.

    The separately incorporated businesses organized within our Service Businesses segment include: (1) Sonera SmartTrust, (2) Sonera Zed, (3) Sonera Info Communications, (4) Sonera Plaza and (5) Sonera Juxto.

    Sonera Telecom consists of the following lines of business: (1) fixed network voice services, (2) data services, (3) leased lines, (4) equipment sales, (5) construction and maintenance and (6) other services.

    Other Operations includes other businesses, such as ticket sales services, as well as Sonera's administrative functions and centralized services, which generate primarily intra-Group revenues.

    Earnings from associated companies are included in our consolidated accounts in accordance with the equity method of accounting under "Equity income in associated companies" and are not included as part of our revenues.

    The following table sets forth our revenues by segment and line of business for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Mobile Communications Finland:
Subscription, connection and other charges	90	93	3.3
Traffic revenues	714	786	10.1
Other wireless services	31	28	(9.7)
Subtotal	835	907	8.6
International Mobile Communications	3	3	—
Service Businesses	180	233	29.4
Sonera Telecom:
Fixed network voice services:
Domestic Voice	187	169	(9.6)
International Voice	80	115	43.8
Data Services	123	117	(4.9)
Leased lines	36	42	16.7
Equipment Sales	82	91	11.0
Construction and Maintenance	17	21	23.5
Other Services	210	205	(2.4)
Subtotal	735	760	3.4
Other Operations	64	79	23.4
Intra-Group sales(1)	(320)	(351)	9.7
Total	1,497	1,631	9.0

(1)
For each of the periods presented in the table above, intra-Group sales consisted primarily of the following: (a) sale of network capacity and construction and maintenance services by Sonera Telecom to Mobile Communications Finland, (b) sales of products by Mobile Communications Finland and Service Businesses to Sonera Telecom for further resale by Sonera Telecom to its corporate customers and (c) centralized services provided and invoiced by Other Operations to each of the other business segments.

Mobile Communications Finland

    Revenues from Mobile Communications Finland are derived principally from the provision of GSM and NMT mobile communications services. Revenues generated by GSM and NMT communications services include connection fees and monthly subscription charges and traffic revenues. Revenues from Mobile Communications Finland also include revenues derived from other wireless services such as paging services, satellite services and logistical control services.

    Revenues from subscription, connection and other charges consist of revenues from monthly subscription charges, initial connection fees and complementary service charges, including fees for value-added services such as voice mail and call waiting, for our GSM and NMT services. Revenues from subscription, connection and other charges depend primarily on the total number of subscriptions, the mix of services utilized by subscribers and charges applicable to such services.

    Traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees and roaming fees from calls made by subscribers of foreign mobile network operators while in Finland and calls made or received outside of Finland by our subscribers using another mobile operator's network. Traffic revenues also include revenues from SMS messages, SMS-based content and transaction services, and other value-added services. SMS (short message service) is a GSM technology based mobile communication service which allows users to send messages from a mobile handset or an Internet site to another mobile handset directly or via a message center operator. Traffic revenues depend principally upon the total number of subscriptions, traffic volume, the mix of services utilized by subscribers and tariffs applicable to such services.

    The table below sets forth revenues and other statistical information regarding our subscription, connection and other charges and traffic revenues in respect of our GSM and NMT mobile services for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions, except as indicated)
Revenues:
Subscription, connection and other charges	90	93	3.3
Traffic revenues	714	786	10.1
Number of subscriptions at period end:
Separated by type of service:
GSM	2,179,564	2,398,087	10.0
NMT	114,616	42,681	(62.8)
Total	2,294,180	2,440,768	6.4
Total traffic (millions of minutes)(1)	2,746	3,137	14.2
Total number of SMS messages (millions of messages)	434	541	24.7
Average monthly use per subscription (minutes)(2)	139	146	5.0
Average monthly SMS messages per subscription	24	26	8.3
Average monthly revenue per subscription (in euros)(3)	40.9	40.7	(0.5)

(1)
Includes outgoing mobile to mobile and mobile to fixed line voice calls and calls from subscribers of other operators roaming in our network.

(2)
Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for our services for the period by the average number of subscriptions for the period divided by the number of months in the period.

(3)
Average monthly revenue per subscription is calculated by dividing revenues for the period of our services by the average number of subscriptions for the period divided by the number of months in the period.

    In the nine months ended September 30, 2001, revenues from Mobile Communications Finland amounted to E907 million, an increase of nine percent as compared to E835 million in the same period in 2000 principally due to higher traffic volumes and increased demand for value-added services. The increase in comparable revenues, which takes into account the sale of a portion of our shares in Suomen Erillisverkot Oy in December 2000, was ten percent. The growth was particularly strong in non-voice services, where revenues grew by 26 percent to E102 million in the nine months ended September 30, 2001 as compared to E81 million in the same period in 2000.

Subscription, connection and other charges

    Revenues from subscription, connection and other charges increased in the nine months ended September 30, 2001 as compared to the same period in 2000 due to an increase in GSM subscriptions. The number of Sonera GSM subscriptions grew by ten percent in the nine months ended September 30, 2001, as compared to the same period in 2000, totaling 2,398,087 at September 30, 2001 as compared to 2,179,564 at September 30, 2000. The total number of all of our mobile subscriptions amounted to 2,440,768 at September 30, 2001, as compared to 2,294,180 on September 30, 2000. In addition to our own mobile subscriptions, as of September 30, 2001, there were approximately 54,000 subscriptions of other service providers utilizing Sonera's network.

    Mobile penetration rates in Finland have increased from approximately 67 percent from the beginning of 2000 to approximately 75 percent at August 2001. The mobile penetration growth rate in Finland has, however, been decreasing since 1998, as the market has become increasingly saturated. We believe that declining mobile tariffs, improved service offerings and changes in consumer behavior were significant factors in the increase in our GSM subscription base from January 1, 2000 through September 30, 2001. The recent increase in our GSM subscription base has mainly been attributable to growth in the number of residential users.

    The subscription attrition or "churn rate" of our GSM service, which has traditionally been low by international standards, also plays an important role in determining the size of our subscription base. "Customer churn" refers to GSM customer deactivations that occur either voluntarily, due, for example, to customers switching to a competing network or terminating mobile service altogether, or involuntarily, due, for example, to bill non-payment, but excludes cases in which the registered owner of the subscription changes but the user remains the same (as in the case where a person has his or her individual subscription transferred to a company subscription). The annualized customer churn rate for GSM customers was 9.7 percent for the nine months ended September 30, 2001 as well as for the same period in 2000. Our annualized customer churn rate for GSM customers may increase in the future primarily due to the increased competition from other operators.

    At September 30, 2001, the number of NMT subscriptions was 42,681 as compared to 114,616 at September 30, 2000. This decrease resulted primarily from the discontinuation of our NMT 900 service on December 31, 2000. In addition, we have announced that our NMT 450 services will be discontinued on December 31, 2002 due to decreased usage of NMT 450 services and the continued migration of NMT 450 subscribers to GSM networks. We have not opened any new NMT 450 subscriptions since August 15, 2001.

Traffic revenues

    Traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees and roaming fees. Traffic revenues also include revenues from SMS messages, SMS based content and transaction services, and other value-added services. Traffic revenues increased in the nine months ended September 30, 2001 as compared to the same period in 2000 primarily as a result of growth in the GSM subscription base, an increase in average monthly usage per GSM subscription and increased use of SMS services, as well as increases in mobile interconnection fee revenues. Since January 1, 2001, Mobile Telecommunications Finland has also generated revenues from new international termination fees for calls terminating on our mobile network. Increases in traffic revenues were partially offset by a decline in the NMT subscriber base and a decrease in the average monthly minutes of use per NMT subscription, as well as decreases in GSM and NMT traffic tariffs.

    In the nine months ended September 30, 2001, the average monthly use of our mobile subscribers grew to 146 minutes, a five percent increase as compared to 139 minutes in the same period in 2000, while average monthly revenues per subscription decreased slightly to E40.7 compared with E40.9 for the same period in 2000. The increase in average monthly usage by GSM residential and business subscriptions was due to declining mobile tariffs and the development of new applications for mobile phones as well as the introduction of additional value-added services to our customers. Increases in average monthly usage have, however, been partly offset by an increase in the number of lower volume users in the subscription base. We expect that, as the mobile penetration rate in Finland increases, growth in the average monthly usage per GSM subscription will continue to be affected by the inclusion of an increased number of lower volume users in the subscription base.

    Average monthly revenue per subscription for our mobile services decreased slightly in the nine months ended September 30, 2001 as compared to the same period in 2000 primarily as a result of (1) the negative effect of tariff reductions implemented throughout the period in response to increased competition in the market and (2) the overall increase in the number of residential subscriptions as a percentage of our total GSM subscription base. Residential subscribers generally generate lower revenues than business subscribers due to different tariff packages and calling habits. This was partly offset by the substantial increase in the usage of value-added services, including SMS.

    An increase in the use of SMS, a service we first began offering in May 1995, by our GSM subscribers has also contributed to the increase of our mobile communications traffic revenues. SMS messages, which are billed on a per message basis, do not, however, have an effect on the average monthly minutes of use per subscription due to the extremely short airtime per message required for transmitting SMS traffic.

    Revenues from non-voice services, including SMS text messages and content services, was E102 million for the nine months ended September 30, 2001, as compared to E81 million for the same period in 2000, an increase of 26 percent. During the nine months ended September 30, 2001, non-voice services generated approximately 11 percent of total mobile communications revenues as compared to approximately ten percent in the same period in 2000. This increase resulted primarily from the increase in the number of SMS messages from 434 million in the nine months ended September 30, 2000 to 541 million in the same period in 2001. In the nine months ended September 30, 2001, each Sonera GSM subscriber transmitted 26 SMS messages per month on average as compared to 24 per month for the same period in 2000. Approximately 71 percent of Sonera GSM subscribers used SMS text messages on a monthly basis during the nine months ended September 30, 2001, as compared to approximately 68 percent during the same period in 2000, and 33 percent of the subscribers used content services on a monthly basis, as compared to 32 percent in the same period in 2000. We expect that the price level of SMS messages will decrease in the future due to increased competition. We may also have to decrease the price of SMS messages due to results of pending regulatory proceedings against us. See "Business — Legal and Regulatory Proceedings — Pricing of SMS Services."

    Our management believes that in the longer term we can continue to increase average revenue per subscription and we are pursuing such a strategy through strategic service enhancement. We expect that, with the increasing data capabilities of mobile devices and networks, high-usage business customers will continue to increase their use of mobile telecommunication services. One important initiative is the provision of packet-switched GPRS services that are able to transmit data to mobile handsets more efficiently than GSM. In December 2000, we began offering GPRS services in the major cities in Finland on a commercial basis and made such services available throughout Finland in early 2001. In October 2001, we launched a new pricing plan tailored to the usage patterns of different business and residential subscribers that is based on the amount of transmitted data rather than air time. We have also decided to start providing international test connections in the GPRS interconnection network for packet-switched mobile communications operators. In September 2000, we began offering GRX-based GPRS roaming to our subscribers. GRX is a centralized IP routing network for interconnecting GPRS network operators.

    In the nine months ended September 30, 2001, we continued to expand our value-added services and improve customer care. In February 2001, we introduced the GSM Recharging Card, through which talk time and text message balance can be loaded onto a handset. In March 2001, we launched Sonera Talonmies (Sonera Janitor), a remote-control system designed for monitoring and controlling the equipment in the home by means of a mobile phone.

    Our GSM and NMT traffic tariffs continued to decline in the first nine months of 2001 primarily in response to increased competition from other GSM operators.

    Roaming revenues consist of (1) the total amounts we bill for calls made outside Finland by our subscribers using another GSM network and (2) amounts paid to us by foreign GSM network operators with respect to calls made by subscribers of such operators while in Finland. Roaming revenues accounted for approximately eight percent and seven percent of our Mobile Communications Finland traffic revenues in the nine months ended September 30, 2000 and 2001, respectively. Roaming revenues decreased in absolute terms in nine months ended September 30, 2001 as compared to the same period in 2000 due to both declining tariffs and reduced business travel. We expanded our roaming cooperation during the nine months ended September 30, 2001. Thanks to our new roaming partners, Sonera GSM functioned on the networks of 214 operators in 110 countries or areas at the end of September 2001. At the beginning of February 2001, we became one of the first in the world to launch GPRS roaming. In addition to Finland, our customers can now use Sonera's GPRS services in Denmark, Norway and Singapore.

    Mobile interconnection fees, which include fees charged to other Finnish mobile operators for terminating calls on our mobile network, accounted for approximately ten percent and 11 percent of our mobile traffic revenues for the nine months ended September 30, 2000 and 2001, respectively. Revenues from mobile interconnection fees increased in the nine months ended September 30, 2001 as compared to the same period in 2000, reflecting the increase in calls originating on other operators' mobile networks that terminated on our mobile network as a result of the increased size of our and other operators' subscriber bases.

    Mobile interconnection fees, including fees for terminating traffic to our mobile network, are covered by bilateral interconnection agreements. Mobile interconnection tariffs were generally stable between January 1, 1998 and September 1, 2001. On September 1, 2001, we implemented reductions of approximately 15 to 20 percent to our mobile interconnection tariffs under our commercial agreements with other Finnish operators. Accordingly, we expect mobile interconnection fee revenue to decline in the future.

    On April 24, 2001, the Finnish Telecommunications Administrations Center, or TAC, the predecessor of the FICORA, issued a decision on the complaint that had been filed by Telia Finland in November 1998 concerning our domestic mobile interconnection charges. Based on its calculations, the TAC has concluded that our domestic mobile interconnection charges are not in proportion to related expenses. The TAC also stated that, in its opinion, our interconnection fees violated the Telecommunications Market Act and ordered us to revise our interconnection fees. We appealed the TAC's decision to the Helsinki Administrative Court in May 2001. In June 2001, we concluded commercial interconnection agreements with Telia Mobile Finland and Radiolinja, and in August 2001 with Finnish 2G. Pursuant to the commercial interconnection agreements that came into force on September 1, 2001, the mobile interconnection fees charged by us decreased by 15 to 20 percent. However, our appeal to the Helsinki Administrative Court is still pending, and, if the appeal is adversely decided, we may incur liability under our interconnection agreements. In addition, our new commercial interconnection agreements may need to be revised if the decision requires us to implement lower tariffs than are provided for in the new interconnection agreements. See "Business — Legal and Regulatory Proceedings — Interconnection Fees."

Other wireless services

    Other wireless services comprise our paging services, satellite services and logistical control services. Revenues for other wireless services also include certain intra-Group sales made by Mobile Communications Finland to other segments, including mobile products sold to customers of Sonera Telecom and mobile products sold to Sonera's personnel employed by other segments.

The following table sets forth certain information regarding revenues from other wireless services for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Other wireless services	31	28	(9.7)

    Revenues from other wireless services decreased in the nine months ended September 30, 2001 as compared to the same period in 2000 principally due to the partial divestiture of our closed network radio services in 2000 and the discontinuation as of December 31, 2000 of our ARP network operations, our mobile-vehicle radio telephone system which predates NMT and GSM. Revenues derived from logistical control services were generally unchanged in the nine months ended September 30, 2001 as compared to the same period in 2000.

International Mobile Communications

    Beginning January 1, 2001, we began treating International Mobile Communications as a separate business segment for financial reporting purposes. Previously the International Mobile Communications segment was part of Mobile Communications Finland. From January 1, 2001, we have been managing and developing our holdings in our associated GSM operating companies and UMTS joint ventures through our International Mobile Communications segment. Earnings in these associated companies continue to be included in our consolidated accounts in accordance with the equity method of accounting. The International Mobile Communications business area derives revenues and expenses from ongoing business conducted with our associated GSM operating companies and our UMTS joint ventures. The International Mobile Communications segment currently derives substantially all of its revenues from the provision of technical, management and other services by Sonera to our associated GSM operating companies and our UMTS joint ventures, including the temporary transfer of Sonera employees to such companies. International Mobile Communications' expenses consist mainly of personnel expenses related to employees who administer our GSM and UMTS investments, employees who have been temporarily transferred to our associated GSM operating companies and our UMTS joint ventures, travel expenses and consultant service fees.

    International Mobile Communications recorded revenues of E3 million in the nine months ended September 30, 2001, as compared to E3 million in the same period in 2000.

Service Businesses

    Our Service Businesses segment generated revenues of E233 million in the nine months ended September 30, 2001, or approximately 14 percent of our total revenues for the period.

    The following table sets forth the revenues of our Service Businesses segment for the periods specified:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Service Businesses	180	233	29.4

    Revenues from our Service Businesses segment increased in the first nine months of 2001 as compared to the comparable period in 2000 due to growth in demand for the services of Sonera Zed, Sonera SmartTrust, Sonera Info Communications and Sonera Juxto.

    Sonera Plaza, Sonera Info Communications and Sonera Juxto generated over 60 percent of the revenue recorded by the Service Businesses segment in the nine months ended September 30, 2001.

    Sonera Plaza generates revenues principally from its Internet access service business. Revenues from Sonera Plaza increased in the first nine months of 2001 as compared to the same period in 2000 principally as a result of the growth in the number of subscribers to its Internet access services, as well as increased use of the Internet services provided by our foreign subsidiaries. The number of Sonera Internet subscriptions, which are provided by Sonera Plaza, grew in the first nine months of 2001 by approximately three percent, amounting to approximately 240,000 on September 30, 2001, as compared to 231,000 on September 30, 2000. In May 2001, Sonera Plaza sold its access business in the Netherlands and in July 2001, Sonera Plaza sold its portal business and dial up business in the Netherlands.

    Sonera Info Communications generates revenues from both electronic and operator assisted directory assistance services and printed telephone directories. Revenues increased from Sonera Info Communications in the nine months ended September 30, 2001 as compared to the same period in 2000 as a result of increased volumes of operator assisted and electronic directory services and higher demand for printed directories.

    Sonera Juxto, which provides corporate Internet hosting services and, from June 2000, ASP and management services, was also a significant contributor to the revenues of Service Businesses in the nine months ended September 30, 2001. Some of the advanced systems management services provided by Sonera Juxto were previously included as part of Sonera Telecom's data service business. Sonera Juxto's revenues, which have been principally generated by hosting and management provisioning services, were boosted in the nine months ended September 30, 2001, by our acquisition of Frontec Support and Operations AB, a Swedish application management services company, in the first quarter of 2001, and the transfer of certain data services from Sonera Telecom to Sonera Juxto in 2000.

    Sonera SmartTrust generates revenues primarily from licensing fees in connection with its infrastructure software for managing and securing wireless services, as well as from professional services for product installation and maintenance and third party product sales. Sonera SmartTrust's customers are wireless operators, financial institutions and Trust Centers that manage and verify the identity components of a security infrastructure. In the nine months ended September 30, 2001, Sonera SmartTrust generated revenues of E21 million as compared to E9 million in the same period in 2000. This increase was primarily due to the acquisition of Across and iD2 during 2000 and the inclusion of their business activities within Sonera SmartTrust for the entire first nine months of 2001.

    Sonera Zed offers a range of customized mobile value-added services to wireless operators and their customers in Finland and in international markets. Sonera Zed derives its revenue principally from transaction fees generated by customers of wireless operators utilizing Zed services. For the nine months ended September 30, 2001, Sonera Zed generated revenues of E14 million as compared to E5 million for the same period in 2000. This increase is primarily due to Sonera Zed's international service launches in 2001. Zed launched its services in the United Kingdom and Germany in March 2001, and in Italy in the third quarter of 2001.

    Our New Communication Services unit generates mainly intra-Group revenues from the provision of research and development services to other business segments.

    As part of our strategy to improve our financial strength, we plan to substantially reduce expenditure by the Service Businesses. Our plan to reduce expenditures may adversely affect the commercial development and market acceptance of our technologically advanced services and limit the future revenue generating potential of such services.

Sonera Telecom

    Sonera Telecom, which began operating as a separate segment from the beginning of 2001, combines our former Fixed Network Voice and Data Services segment and our Equipment Sales and Other Operations segment. Sonera Telecom is comprised of fixed network domestic and international voice services, data services, leased lines, equipment sales and construction and maintenance services. On October 1, 2001, we reorganized the operations of the Sonera Telecom segment into six units, which carry out its principal operations. The units are as follows:

  •
  Sonera Entrum Ltd. offers voice and data services to consumers, small- and medium-sized companies as well as communities in Finland.

  •
  Sonera Solutions Ltd. provides services to our major corporate customers and marketing and selling telecommunications and data network solutions primarily for large Finnish corporations.

  •
  Sonera Source is responsible for our voice, data and value-added product management and development.

  •
  Sonera Carrier Networks Ltd. owns and operates our fixed-line network infrastructure and acts as a wholesaler of narrowband and broadband capacity to other telecommunications operators and service operators.

  •
  Sonera Telecom's construction and maintenance services are carried out primarily by Primatel Ltd.

  •
  Sonera Telecom's equipment sales operations are carried out primarily by Sonera Solutions Ltd. and Telering Ltd.

    Sonera Entrum and Sonera Solutions (as well as Sonera Systems Ltd.) are currently being merged into Sonera Telecom. The mergers are expected to take effect on March 31, 2002.

    Sonera Telecom recorded revenues of E760 million for the nine months ended September 30, 2001, a three percent increase as compared to revenues of E735 million for the same period in 2000. This increase was due to an increase in revenues generated by international voice services, leased lines, equipment sales and construction and maintenance, partially offset by a decrease in revenues generated by domestic voice services and data services.

Fixed Network Voice Services

    Revenues from fixed network voice services consist of domestic voice revenues and international voice revenues.

    Domestic voice revenues.  Domestic voice services revenues consist of (1) subscription, connection and other charges, (2) traffic charges for local and long distance calls placed by our subscribers and (3) interconnection revenues. Revenues from subscription, connection and other charges consist principally of revenues from monthly subscription charges, initial connection fees, complementary service charges, including monthly fees for services such as voice mail, call waiting and other value-added services, and certain equipment rental charges. Revenues from subscription, connection and other charges depend primarily on the total number of lines subscribed and the mix of standard lines, ISDN lines and 2 Mbps lines. Revenues from traffic charges for local and long distance calls are dependent upon the number of calls made, the mix between local calls and higher priced long distance calls, call duration and applicable tariffs.

    Interconnection revenues include fees paid to us by the local operators of the Finnet Group and other operators of fixed networks in Finland as well as by Radiolinja, Telia Mobile Finland, Finnish 2G and other mobile operators for interconnection with our fixed-line network. Interconnection revenues consist of three main components: access, transit and termination fees.

Smaller items that are also counted in calculating interconnection revenue include routing service fees and international pre-selection fees. See "Business — Regulation — Interconnection" and "Business — Legal and Regulatory Proceedings — Interconnection Fees."

    The table below sets forth domestic voice revenues and certain information regarding revenues, traffic and our access lines for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
Domestic voice revenues (in E millions)	187	169	(9.6)
Domestic traffic (in millions of minutes):
Local calls(1)	1,367	1,361	(0.4)
Long distance calls(2)	449	390	(13.1)
Total	1,816	1,751	(3.6)
Number of access lines at end of period:
Total equivalent lines(3)	774,505	760,083	(1.9)

(1)
Minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area.

(2)
Minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators that are routed through our trunk network. Revenues from long distance calls exclude interconnection revenues.

(3)
For purposes of calculating total equivalent lines, ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

    Aggregate revenues from domestic voice services for the nine months ended September 30, 2001 decreased as compared to the same period in 2000 principally because of the decrease in the number of long-distance call minutes and subscriptions. Long distance call revenues decreased in the nine months ended September 30, 2001, as compared to the same period in 2000. We believe that we will continue to experience a gradual decline in domestic long distance traffic in the future as subscribers switch from fixed-line services to mobile telecommunications services. Interconnection revenues generally remained level in the nine months ended September 30, 2001, as compared to the same period in 2000. Interconnection revenues are gross amounts before deduction of interconnection fees we pay to other telecommunications operators, which are included as expenses under "services bought," a component of operating expenses, in the income statement. See "— Operating Expenses."

    International voice revenues.  Revenues from international voice services consist of revenues from outgoing international calls and incoming international calls, including charges with respect to international transit traffic, and call minutes generated by our foreign subsidiaries. Revenues from international voice services depend on (1) the total number, duration and destination of outgoing calls originating in Finland and the applicable tariffs, (2) the total number and duration of incoming calls and the rates we charge to foreign operators for carrying such calls on our network, (3) the total number and duration of international transit traffic calls and (4) the total number, duration and destination of outgoing calls made through services provided by our foreign subsidiaries. In addition, we have launched a new tariff structure effective as of January 1, 2001, under which international tariffs for outgoing calls vary depending on whether the call terminates on a mobile or fixed-line outside of Finland.

    The following table sets forth information concerning international traffic revenues and international traffic for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
International voice revenues (in E millions)	80	115	43.8
Outgoing international(1) (in millions of minutes)	172	175	1.8
Incoming International(2) (in millions of minutes)	261	315	20.7

(1)
Outgoing international traffic includes Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through our international network.

(2)
Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through our international network, as well as international transit traffic utilizing our international network.

    Revenues from international voice services for the nine months ended September 30, 2001 increased as compared to the same period in 2000 primarily due to the introduction of an international termination fee for mobile calls as well as substantial growth in international transit traffic.

    Under international telecommunications settlement arrangements, we receive payments from other carriers for the use of our network for international calls terminating in or transferred via our network. Settlement rates will vary depending upon whether the international call terminates on a mobile or a fixed-line. We expect that settlement rates will decline, particularly between Finland and other member states of the European Union and between Finland and the United States.

    The implementation of regulations requiring pre-selection of international operators has not materially affected our market share of international traffic. However, international pre-selection may, together with the anticipated increase in competition from providers of Internet communications services, have an adverse effect upon our future international traffic revenues. See "Business — Regulation — Numbering and Carrier Selection."

    We make settlement payments to foreign operators to complete or route outgoing calls after they leave our network. Such payments are shown as a cost under "services bought" which is a component of "operating expenses" in the income statement. See "— Operating Expenses."

Data Services

    Data services consist of basic data services, (i.e., digital transmission of packet switched data through wired networks) as well as LAN services and intranet services, which consist of network maintenance and management services provided for companies to support their internal networks. Our basic data services comprise our managed leased line service, FastNet, and our managed packet-switched services, DataPak. Our LAN and intranet services include our DataNet LAN interconnection and system management services for corporate customers. Revenues from basic data services are generated from monthly subscriptions and additional fees based on usage (with respect to DataPak services) or capacity (with respect to FastNet services). Revenues from LAN and intranet services are generated from monthly subscriptions based on service levels as well as fees from system management services. Revenues from data services depend on the cost and mix of services subscribed, tariff levels and the mix of transmission volumes and durations. The following table sets forth information concerning revenues from data services for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Data Services	123	117	(4.9)

    Revenues from data services for the nine months ended September 30, 2001 decreased compared to the same period in 2000 as a result of tariff decreases and the transfer of certain data product groups from data services to Sonera Juxto, which has been part of the Service Businesses segment since June 2000. We expect revenues from our basic data services to remain relatively stable over the next few years while we expect revenues from our DataNet LAN and intranet services and system management business to increase modestly.

Leased Lines

    The following table sets forth information with respect to revenues from leased lines for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Leased lines	36	42	16.7

    Revenues from leased lines increased in the nine months ended September 30, 2001 as compared to the same period in 2000 primarily due to the significant amount of data traffic generated by our fiber optic connection between St. Petersburg and Moscow for which we received a license in February 2000. This increase was partially offset by the reduction in the average price level of leased lines in the nine months ended September 30, 2001 as compared to the same period in 2000.

Equipment Sales

    Revenues from telecommunications equipment sales include revenues from the sale of individual telephones, mobile handsets and computers targeted at residential customers, and the sale, construction and maintenance of more complex telephone terminals, private computerized telephone switching systems (PBXs or private branch exchanges), electronic payment terminals (which business was sold in August 2001) and complete network systems targeted at business customers. Revenues from our equipment sales also include sales financed by Sonera Gateway Ltd. (formerly Sonera Credit Ltd.), which provides lease financing for our customers. The following table sets forth information with respect to revenues from equipment sales for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Equipment Sales	82	91	11.0

    Revenues generated by equipment sales increased in the nine months ended September 30, 2001 as compared to the same period in 2000 primarily due to increased sales of telecommunications equipment recorded by Telering and Sonera Gateway. We do not, however, expect telecommunications equipment sales to be as strong in the fourth quarter of 2001 as it was in 2000 and, accordingly, the full year 2001 revenues for Equipment Sales are expected to be approximately in line with 2000.

Construction and Maintenance

    The following table sets forth information with respect to revenues from construction and maintenance sales for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Construction and Maintenance	17	21	23.5

    Revenues derived from construction and maintenance fluctuate based upon the level of network construction orders. Primatel Ltd.'s principal customers have been our mobile and fixed-line network operators. Our goal is to increase the amount of construction and maintenance services Primatel provides to third parties in the future.

Other Services

    Revenues from Other Services consist of revenues from various non-core fixed-line related businesses including network consulting services and public phones, as well as intra-Group operations such as network capacity sales to other segments, reselling products of other segments to corporate customers of Sonera Telecom and the provision of construction and maintenance services to Mobile Communications Finland. The following table sets forth information with respect to revenues from other services for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Other Services	210	205	(2.4)

Other Operations

    Revenues from Other Operations consist principally of revenues generated from the provision of administrative functions and centralized services to Sonera's other business segments, as well as sales generated from other non-core businesses such as ticket sales. Revenues from Other Operations were E79 million in the nine months ended September 30, 2001 as compared to E64 million in the same period in 2000.

Other Operating Income

    Other operating income consists mainly of revenues from rental income, gains from the sale of business operations, gains from the sale of fixed assets and penalty fees charged to subscribers in connection with the collection of overdue receivables. The following table sets forth information concerning other operating income for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
	(in E millions)
Other Operating Income	1,570	911	(42.0)

    Other operating income recorded in the first nine months of 2000 consisted in large part of capital gains relating to the sale of a portion of our interest in Turkcell in connection with its initial public offering and the sale of our interest in Aerial Communications to VoiceStream. Other operating income in the first nine months of 2001 consisted largely of capital gains relating to our sale of TietoEnator, VoiceStream and Powertel shares, including the sale of our interests in Powertel and VoiceStream to Deutsche Telekom.

Operating Expenses

    Operating expenses consist of (1) the cost of equipment and materials, (2) services bought, (3) personnel expenses, (4) rental expenses and (5) other operating expenses. Other operating expenses include marketing costs, general administration costs, certain research and development expenses, office maintenance, voluntary personnel costs such as education and health care programs offered to employees, travel costs, insurance, consulting and certain other expenses. The following table sets forth our operating expenses on an aggregate basis and as a percentage of total revenue for the periods indicated:

	Nine months ended September 30,
	2000		2001
	E	%	E	%
Operating Expenses	1,104	73.7	1,301	79.8

    Operating expenses were E1,301 million in the nine months ended September 30, 2001, an increase of 18 percent, as compared to E1,104 million in the same period in 2000. The increase was primarily attributable to increased spending on the development and marketing of our Service Businesses. Cost of services and goods increased 11 percent in the nine months ended September 30, 2001 as compared to the same period in 2000, personnel expenses increased by 19 percent and other operating expenses by 27 percent as compared to the same period in 2000. Operating expenses included E57 million of non-recurring expenses in the first nine months of 2001, E18 million of which related to our personnel reduction program and E39 million to capital losses and write-downs. We recorded no such non-recurring operating expenses in 2000.

    Personnel expenses amounted to E384 million in the nine months ended September 30, 2001, as compared to E322 million during the same period in 2000. Personnel costs in the first nine months 2001 included E18 million of non-recurring costs related to our personnel reduction program. We expect the number of our employees to decrease in 2001 as compared to 2000. As part of our new strategy to improve our financial strength, we seek to reduce our operating expenditures through increased cost control and targeted staff reductions. We also plan to continue to downsize some of our units through reduced hiring, early retirement, selective dismissals and layoffs. As of September 30, 2001, we had approximately 10,900 employees, down from approximately 11,300 at January 1, 2001. Following the conclusion of negotiations with employee representatives in October 2001, which covered most of our operations, we gave termination notices to approximately 500 of our employees. We expect to reduce our workforce by an additional 500 employees during the first quarter of 2002 through non-renewal of fixed-term contracts, early retirement and normal attrition. In addition, on October 29, 2001, Sonera SmartTrust and Sonera Zed began negotiations with employees with the aim of reducing personnel by approximately 150 and 130, respectively.

    As required by Finnish pension legislation, we make monthly contributions to the PT Pension Fund to fund pension obligations for most of our employees. Other personnel expenses consist of amounts paid in respect of social security and other legally mandated payments that depend, among other things, on the base level of wages and salaries and the number of employees.

    Other operating expenses amounted to E394 million in the nine months ended September 30, 2001, as compared to E310 million during the same period in 2000, primarily as a result of capital losses and write-downs, increased marketing expenses, research and development expenses and general and administrative expenses. Capital losses and write-downs, including the write downs of our investments in Broadband Mobile and 724 Solutions, amounted to E39 million in the first nine months of 2001. We recorded no such capital losses and write-downs in the same period in 2000.

Depreciation and Amortization

    Depreciation and amortization for the nine months ended September 30, 2001 totaled E252 million as compared to E224 million in the same period in 2000. Depreciation and amortization expense increased principally as a result of ongoing investment in both Sonera's mobile and fixed-line networks.

EBITDA and Operating Profit

    EBITDA equals operating profit before depreciation, amortization and write-downs on fixed assets. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow from operations as a measure of liquidity. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies in the industry. However, our definition of EBITDA may differ from the definition of EBITDA used by other companies.

    EBITDA does not show significant trends related to the following items: depreciation and amortization; write-downs on fixed assets; equity income in associated companies; financial income and expense; and income taxes. For a discussion of the trends relating to these items, see "— Depreciation and Amortization," "— Equity Income in Associated Companies," "— Financial Income and Expense" and "— Income Taxes."

    The following table sets forth EBITDA and operating profit for Sonera and our five operating segments and the percentage changes therein for the periods indicated:

	Nine months ended September 30,
	2000	2001
EBITDA (in euro millions):
Mobile Communications Finland	393	463
International Mobile Communications	1,504	573
Service Businesses	(176)	(217)
Sonera Telecom	236	176
Other Operations	6	246
Sonera	1963	1241
EBITDA margin (%)(1):
Mobile Communications Finland	47.1	51.0
International Mobile Communications(3)	—	—
Service Businesses	(97.8)	(93.1)
Sonera Telecom	32.1	23.2
Other Operations	9.4	311.4
Sonera	131.1	76.1
Operating profit (in euro millions):
Mobile Communications Finland	301	368
International Mobile Communications	1,504	573
Service Businesses	(204)	253
Sonera Telecom	133	84
Other Operations	5	217
Sonera	1739	989
Operating profit margin (%)(2):
Mobile Communications Finland	36.0	40.6
International Mobile Communications(3)	—	—
Service Businesses	113.3	108.6
Sonera Telecom	18.1	11.1
Other Operations	7.8	274.7
Sonera	116.2	60.6

(1)
EBITDA margin is the ratio of EBITDA to revenues, expressed as a percentage. In calculating EBITDA margin for each segment, the EBITDA for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of EBITDA margin for each segment. See Note 19 to our consolidated financial statements.

(2)
Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each segment, the operating profit for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of operating profit margin for each segment. See Note 19 to our consolidated financial statements.

(3)
EBITDA margin and operating profit margin for International Mobile Communications are not meaningful figures.

    Sonera's EBITDA decreased in the nine months ended September 30, 2001 as compared to the same period in 2000 primarily due to larger non-recurring capital gains in 2000. The biggest items in 2000 were an E835 million non-cash gain relating to the merger of Aerial and VoiceStream, and a E680 million gain relating to our sale of Turkcell shares. In 2001, the biggest items were a E595 million gain from the sale of our shares in VoiceStream and Powertel and the mainly non-cash gain relating to the Deutsche Telekom-VoiceStream-Powertel merger and the E286 million gain from the sale of our shares of TietoEnator. Comparable EBITDA, excluding all capital gains and losses and similar non-recurring items, was E407 million in the nine months ended September 30, 2001, compared to E410 million in the same period in 2000, and the comparable EBITDA margin was 25 percent in the nine months ended September 30, 2001, compared to 27 percent in the same period in 2000. The comparable EBITDA decreased slightly due to higher expenditures made on Service Businesses and lower EBITDA recorded by Sonera Telecom, which more than offset the improved EBITDA performance of Mobile Communications Finland. We believe that our EBITDA margin will be lower in 2001 than 2000 due to continuing heavy outlays on Service Businesses during the first nine months of 2001. We believe the absolute comparable EBITDA in 2001 will exceed that in 2000.

    Mobile Communications Finland's EBITDA increased in the nine months ended September 30, 2001, to E463 million compared to E393 million in the same period in 2000. The improvement in EBITDA and operating profit was principally due to growth in revenues, as well as lower expenditures for service development and marketing. Mobile Communication Finland's EBITDA margin increased in the nine months ended September 30, 2001 as compared to the same period in 2000.

    International Mobile Communications' EBITDA decreased in the nine months ended September 30, 2001 as compared to the same period in 2000 as a result of lower capital gains.

    The EBITDA loss for Service Businesses increased in the nine months ended September 30, 2001 as compared to the same period in 2000 principally due to continued substantial research and development costs for new services and products and start-up and marketing costs for new businesses.

    In 2000, Sonera Zed accounted for more than 40 percent of the increase in outlays affecting EBITDA and Sonera SmartTrust accounted for 25 percent of such outlays. In 2000, Service Businesses' EBITDA also included approximately E13 million of capital losses. Sonera Plaza, Sonera Juxto and a number of other development projects also contributed to the increase in negative EBITDA experienced by Service Businesses in 2000. As part of our strategy to improve our financial strength, we plan to substantially reduce expenditure by our Service Businesses segment. Our aim is to cut the EBITDA loss of our Service Businesses segment to no more than E40 million in 2002, as compared to a loss of E303 million and E217 million in 2000 and the nine months ended September 30, 2001, respectively, and for the segment to achieve break-even EBITDA in 2003. In particular, we plan to close down or sell the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, including the Netherlands, Turkey and the United States. We also plan to streamline operations at Sonera SmartTrust and Sonera Plaza and to close down or sell the majority of our technology ventures within New Communication Services.

    Sonera Telecom's EBITDA decreased in the nine months ended September 30, 2001, as compared to the same period in 2000 principally due to capital gains of E35 million recorded in 2000 from the sales of associated companies HanseNet Telefongesellschaft mbH & Co KG and Transmast Ltd. Sonera Telecom's EBITDA in the nine months ended September 30, 2001, was also negatively affected by increased international termination fees to other mobile operators and increased personnel costs.

    Other Operations' EBITDA increased in the nine months ended September 30, 2001 as compared to the same period in 2000 because of capital gains related to non-core business disposals, namely the E286 million gain we recorded from our sale of TietoEnator.

    Our operating profit, which is equal to EBITDA after taking into account depreciation and amortization and write-downs on fixed assets, decreased in the nine months ended September 30, 2001 as compared to the same period in 2000. This decrease resulted from increases in operating expenses and depreciation and amortization expenses, which were partially offset by increases in revenues, particularly from Mobile Communications Finland. The increased depreciation and amortization expenses resulted from increased capital expenditures largely related to the development of Service Business.

Equity Income in Associated Companies

    Investments accounted for by using the equity method of consolidation are investments in associated companies that we do not control but over which we exercise a significant influence. Generally, we consider that we have significant influence when we hold between 20 to 50 percent of the share capital and voting rights of another company.

    In the first nine months of 2000 and 2001, respectively, equity income in our associated companies was mainly affected by the results of the following entities:

	Nine months ended September 30,
	2000	2001
	(in E millions)
Turkcell Iletisim Hizmetleri A.S.	103	(49)
Fintur Holdings B.V.	—	(78)
Aerial Communications, Inc.(1)	(12)	—
UMTS associated companies	—	(28)
Other mobile operators	31	43
Fixed network operators	29	23
Other associated companies	8	(2)
Amortization of goodwill	(56)	(44)

Total	103	(135)

(1)
Aerial merged with VoiceStream effective May 4, 2000. As a result of the merger, we received a 7.9 percent interest, on a fully diluted basis, in VoiceStream and discontinued the equity methods of accounting for Aerial. VoiceStream was not treated as an associated company.

    In compliance with new accounting practices adopted in 2000, our results of operations for each quarter include the results generated by Turkcell and Fintur in the preceding quarter. In the nine months ended September 30, 2001, our share of Turkcell's loss was E49 million, as compared to net income of E103 million for the same period in 2000, while our share of Fintur's loss was E78 million in the nine months ended September 30, 2001, as compared to zero in the same period in 2000. We acquired our 35.3 percent interest in Fintur in May 2000. Equity income in other associated GSM operating companies amounted, in the aggregate, to E43 million for the nine months ended September 30, 2001 as compared to E31 million for the same period in 2000. In 2000, we also recorded a loss of E12 million from Aerial Communications, Inc. We estimate that we will record a significant equity loss from our associated companies in 2001 resulting from, among other things, start-up losses of our UMTS joint ventures, losses at Turkcell caused by the slowdown in the Turkish telecommunications market, the continuation of a temporary tax on mobile phone subscriptions in Turkey, the devaluation of the Turkish lira and one-time charges relating to legal disputes regarding Turkcell's license and interconnection fees license, as well as outlays on digital TV and Internet businesses by Fintur. See "Business Description of Group Operations — International and Other Significant Investments — Mobile Telecommunications Operations — Turkcell and Fintur."

    During the nine months ended September 30, 2001, estimated total revenues generated by our associated companies in the area of mobile communications were E2,786 million as compared to E2,269 million in the same period in 2000, an increase of 23 percent. The aggregate number of customers of these associated companies was approximately 16.2 million on September 30, 2001, as compared to 11.5 million on September 30, 2000.

    During the nine months ended September 30, 2001, estimated total revenues generated by our associated companies providing fixed network services in Finland and in the Baltic States rose by 24 percent to E641 million from E519 million in the same period in 2000. The aggregate number of customers of these associated companies was approximately 2.6 million on September 30, 2001, as compared to 2.4 million on September 30, 2000.

    In the nine months ended September 30, 2001, we recorded an equity loss from our UMTS investments in Germany and Norway of E28 million.

Financial Income and Expense

    The following table sets forth our financial income and expense for the periods indicated:

	Nine months ended September 30,
	2000	2001
	(in E millions)
Dividend income	21	12
Interest income	30	139
Interest expense	(77)	(228)
Capitalized interest	6	40
Other financial income and expense	10	1
Net exchange gains	4	1

Net financial expense	(6)	(35)

    Our net financial expenses increased principally due to an increase in the interest expenses we paid on our interest-bearing debt, partially offset by an increase in non-cash interest income we accrued as a result of our shareholder loan in favor of Group 3G.

    The amount of net interest-bearing debt decreased to E4,494 million at September 30, 2001, from E4,988 million at September 30, 2000. On September 30, 2001, the equity-to-assets ratio was 39 percent and the gearing ratio 126 percent as compared to 35 percent and 154 percent, respectively, on September 30, 2000.

    In the third quarter of 2000, we adopted an accounting practice that management believes will give a fairer view of our results of operations and financial position in the future. Starting in the third quarter of 2000, interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the future years as part of depreciation on fixed assets. In practice, the change does not have an impact on the comparability of the previous periods. Interest expenses of E40 million were capitalized on the balance sheet for the nine months ended September 30, 2001 as compared to E6 million in the same period in 2000. The majority of our capitalized interest expense relates to our investment in Group 3G.

Income Taxes

    The following table sets forth the tax charges we incurred, the percentage of income taxes we paid relative to our profit before income taxes and minority interest, and the Finnish statutory income tax rate for the periods indicated:

	Nine months ended September 30,
	2000	2001
	(in E millions)
Income tax expense	362	100
Income taxes, in relation to profit before taxes (%)	19.7	22.1
Finnish statutory income tax rate (%)	29.0	29.0

    The applicable Finnish corporate income tax rate during 2000 and 2001 was 29 percent. In 2001, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory rate was mainly due to the fact that capital gains from the sale of our shares in VoiceStream were not taxable in Finland. In 2000, the difference related mainly to capital gains from the sale of Turkcell shares that were not taxable in Finland.

    In recent years, we have been actively restructuring our organization, which has included the incorporation of many of our separate businesses, in response to industry and business developments. We believe that all of the transactions carried out in connection with our restructuring have been made in compliance with Finnish tax legislation and, where applicable, foreign tax regulations. We have also requested advanced tax rulings for certain significant transactions, in an effort to ascertain the applicable tax treatment of such transactions. We have not undergone a Finnish income tax audit for any fiscal year starting from 1994. However, the Finnish tax authorities have informed us that they will perform an income tax, VAT and payroll tax audit on us in 2002. We are currently unable to assess the likely outcome of this audit and whether we may be liable for any past taxes, penalties or interest.

Net Income

    The following table sets forth Sonera's net income and earnings per share information for the periods indicated:

	Nine months ended September 30,
			Change %
	2000	2001
Net income (in E millions)	1,440	353	(75.5)
Number of shares outstanding at end of period (thousands)	742,984	742,984	—
Average number of shares outstanding (thousands)(1)	733,544	742,984	1.3
Earnings per share (in euros)(2)	1.96	0.47	(76.0)

(1)
Takes into account the dilution effect of employee bond loan with warrants.

(2)
Net income divided by the average number of shares outstanding during the period.

    Net income decreased in the first nine months of 2001 as compared to the same period in 2000 primarily due to lower net capital gains and other non-recurring items. Excluding non-recurring items, our net income declined in the first nine months of 2001 as compared to the same period in 2000 due to an equity loss in associated companies in the first nine months of 2001 as compared to equity income in the same period in 2000.

Results of Operations for the Years Ended December 31, 1998, 1999 and 2000

Revenues

    The following table sets forth our revenues by segment and line of business and as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	1998		1999		2000
	E	%	E	%	E	%
	(in millions, except percentages)
Mobile Communications Finland:
Subscription, connection and other charges	96	5.9	103	5.6	122	5.9
Traffic revenues	675	41.6	829	44.8	961	46.7
Other wireless services	55	3.4	52	2.8	51	2.5

Subtotal	826	50.9	984	53.2	1,134	55.1

International Mobile Communications	2	0.1	4	0.2	5	0.2
Service Businesses	127	7.8	175	9.5	254	12.3
Sonera Telecom:
Fixed network voice services:
Domestic voice	258	15.9	250	13.5	247	12.0
International voice	128	7.9	120	6.5	109	5.3
Data Services	149	9.2	168	9.1	165	8.0
Leased lines	25	1.5	32	1.7	52	2.5
Equipment sales	96	5.9	114	6.2	125	6.1
Construction and maintenance	31	1.9	24	1.3	34	1.7
Other services	260	16.0	272	14.7	288	14.0

Subtotal	947	58.3	980	53.0	1,020	49.6

Other Operations	22	1.4	98	5.3	85	4.1
Intra-Group sales(1)	(301)	(18.5)	(392)	(21.2)	(441)	(21.4)

Total	1,623	100.0	1,849	100.0	2,057	100.0

(1)
For each of the periods presented in the table above, intra-Group sales consisted primarily of the following: (1) sale of network capacity and construction and maintenance services by Sonera Telecom to Mobile Communications Finland, (2) sales of products by Mobile Communications Finland and Service Businesses to Sonera Telecom for further resale by Sonera Telecom to its corporate customers and (3) centralized services provided and invoiced by Other Operations to each of the other segments.

Mobile Communications Finland

    The table below sets forth revenues and other statistical information regarding our subscription, connection and other charges and traffic revenues in respect of our GSM and NMT mobile services for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Revenues:
Subscription, connection and other charges	96	103	122	7.3	18.4
Traffic revenues	675	829	961	22.8	15.9
Average number of subscriptions:
Separated by type of service:
GSM	1,314,509	1,767,771	2,083,128	34.5	17.8
NMT	444,484	266,292	145,959	(40.1)	(45.2)

Total	1,758,993	2,034,063	2,229,087	15.6	9.6

Separated by type of subscription:
Business(1)	417,282	442,677	467,668	6.1	5.6
Residential(1)	1,341,711	1,591,386	1,761,419	18.6	10.7

Total	1,758,993	2,034,063	2,229,087	15.6	9.6

Total traffic (millions of minutes)(2)	2,452	3,173	3,724	29.4	17.4
Total number of SMS messages (millions of messages)	206.4	438.8	618.3	112.6	40.9
Average monthly minutes of use per subscription(3)	116	130	139	12.1	6.9
Average monthly SMS messages per subscription	13.0	20.7	25.2	59.2	21.7
Average monthly revenue per subscription (in euros)(4)	36.5	38.8	40.4	6.3	4.1

(1)
Business and residential subscriptions have been divided according to tax identification number.

(2)
Includes outgoing mobile to mobile and mobile to fixed-line voice calls and calls from subscribers of other operators roaming in our network.

(3)
Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for our services for the period by the average number of subscriptions for the period for both types of service divided by the number of months in the period.

(4)
Average monthly revenue per subscription is calculated by dividing revenues for the period of our services by the average number of subscriptions for the period for both types of service divided by the number of months in the period.

    In 2000, revenues from Mobile Communications Finland amounted to E1,134 million, an increase of approximately 15.2 percent as compared to E984 million in 1999. The growth was particularly strong in non-voice services, where revenues grew by 35.7 percent to E114 million in 2000 as compared to E84 million in 1999.

Subscription, connection and other charges

    Revenues from subscription, connection and other charges increased in 2000 as compared to 1999 and in 1999 as compared to 1998 primarily due to an increase in the number of our GSM subscriptions. The number of Sonera GSM subscriptions grew by 18 percent in 2000, and stood at 2,281,916 at December 31, 2000 compared to 1,938,644 at December 31, 1999.

    Our customer churn rate was 9.7 percent in 2000, as compared to 12.1 percent in 1999.

    Subscription, connection and other charges from our NMT services decreased in 2000 as compared to 1999 and in 1998, primarily due to a decrease in NMT 900 subscribers as a growing number of such subscribers migrated to GSM services prior to the termination of NMT 900 services on December 31, 2000. The number of subscriptions to our NMT 450 services declined at a slower pace than NMT 900 service during 2000 as compared to 1999 and in 1999 as compared to 1998 principally due to continued use of our NMT 450 network by its core subscriber base of certain niche groups such as a freight transport operators and seasonal users who rely on NMT 450 for its coverage of remote areas. Our total NMT subscription base decreased by 40 percent in 1998 and 41 percent in 1999 as compared to a decrease of 71.7 percent in 2000. The number of NMT subscriptions at December 31, 2000 was 55,863 as compared to 197,597 in 1999. The dramatic decrease in NMT subscriptions in 2000 is primarily due to the NMT 900 subscriptions which were removed from the network when we discontinued NMT 900 network services on December 31, 2000. The operation of our NMT 450 network has continued in its existing format. NMT 450 services will be discontinued on December 31, 2002 due to decreased usage of NMT 450 services and the continued migration of NMT 450 subscribers to GSM networks.

Traffic revenues

    Traffic revenues increased substantially in 2000 and in 1999 as compared to the previous year primarily as a result of growth in the GSM subscription base, an increase in average monthly usage per GSM subscription and increased use of SMS services, as well as increases in roaming revenues and mobile interconnection fee revenues. Increases in traffic revenues were partially offset by a decline in the NMT subscriber base and a decrease in the average monthly minutes of use per NMT subscription, as well as decreases in GSM and NMT traffic tariffs.

    Average monthly revenue per subscription for our mobile services increased in 2000 as compared to 1999 and in 1999 as compared to 1998 primarily as a result of increased usage of mobile phones by our GSM subscribers and the substantial increase in the usage of value-added services, including SMS. NMT subscribers generally generate lower revenues than GSM subscribers. Average monthly revenue per subscription for our mobile services increased despite (1) the negative effect of tariff reductions implemented throughout the period in response to increased competition in the market and (2) the overall increase in the number of residential subscriptions as a percentage of our total GSM subscription base. Residential subscribers generally generate lower revenues than business subscribers due to different tariff packages and calling habits.

    The increase in average monthly usage by GSM residential and business subscriptions was due to declining mobile tariffs and the development of new applications for mobile phones as well as the introduction of additional value-added services to our customers. Increases in average monthly usage have, however, been partly offset by an increase in the number of lower volume users in the subscription base. We expect that, as the mobile penetration rate in Finland increases, growth in the average monthly usage per GSM subscription will continue to be affected by the inclusion of an increased number of lower volume users in the subscription base.

    An increase in the use of SMS, a service we first began offering in May 1995, by our GSM subscribers has also contributed to the increase of our mobile communications traffic revenues. The number of SMS messages sent by our GSM subscribers increased approximately six times from 1997 to 1998 and more than doubled from 1998 to 1999. During 2000, non-voice services generated approximately 11 percent of total mobile communications revenues as compared to approximately eight percent in 1999 and approximately 4.5 percent in 1998. This increase resulted primarily from the increase in the number of SMS messages from 206 million in 1998 and 439 million in 1999 to 618 million in 2000.

    Average monthly usage by our NMT subscribers decreased in 2000, 1999 and 1998 as compared to previous years, primarily due to the continued migration of higher volume NMT 900 subscribers to GSM services influenced in part by the GSM handset exchange offers extended by us and by other Finnish mobile operators to our NMT subscribers, and the termination of our NMT 900 service on December 31, 2000. The average monthly usage of our NMT 450 subscribers declined only slightly during 2000, principally due to continued use of our NMT 450 network by its core subscriber base who rely on NMT 450 for its ability to reach remote areas.

    Our GSM and NMT traffic tariffs have declined since 1998 primarily in response to increased competition from Radiolinja's GSM 900 services, and more recently from other GSM operators and service providers.

    Roaming revenues accounted for approximately nine percent, eight percent and eight percent of our Mobile Communications Finland traffic revenues in 1998, 1999, and 2000, respectively. Roaming revenues increased in absolute terms in 2000 as compared to 1999 and in 1999 as compared to 1998 due to both increased revenues generated by our GSM subscribers traveling outside of Finland and by subscribers of foreign GSM network operators visiting Finland. These increases have resulted primarily from higher GSM penetration rates across much of Europe and from our completion of new roaming agreements that have increased the geographical scope of roaming coverage throughout the period.

    Mobile interconnection fees accounted for approximately six percent, nine percent and ten percent of our Mobile Communications Finland traffic revenues in 1998, 1999 and 2000, respectively. Revenues from mobile interconnection fees increased in 2000 as compared to 1999 and in 1999 as compared to 1998, reflecting the increase in calls originating on other operators' mobile networks which terminated on our mobile network as a result of the increased size of our and other operators' subscriber bases.

    Mobile interconnection fees, including fees for terminating traffic to our mobile network, are covered by bilateral interconnection agreements. Mobile interconnection tariffs have been generally stable between 1998 and September 1, 2001. Pursuant to the commercial interconnection agreements, which we concluded with Telia Mobile Finland, Radiolinja and Finnish 2G, and which came into force on September 1, 2001, the mobile interconnection fees charged by us decreased by 15 to 20 percent. Mobile access and termination fees charged by us are under legal challenge, and if adversely decided, we may incur a liability. Also our interconnection agreements may need to be revised if the decision requires us to implement lower tariffs than are provided for in the new interconnection agreements. See "Business — Legal and Regulatory Proceedings — Interconnection Fees."

Other wireless services

    The following table sets forth certain information regarding revenues from other wireless services for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Other wireless services	55	52	51	(5.5)	(1.9)

    Revenues from other wireless services decreased in 2000 as compared to 1999 principally due to declining revenues from paging services and ARP services, our mobile vehicle radio telephone system which predates NMT and GSM. We discontinued all of our ARP network operations as of December 31, 2000. Revenues derived from logistical control services were generally stable throughout the period. We expect that revenues from our paging services will continue to decline as users of these services migrate to GSM services. We have also stated, that we will discontinue our paging services in their current form by December 31, 2001. Revenues for other wireless services also include certain intra-Group sales made by Mobile Communications Finland to other segments, including mobile products sold to customers of Sonera Telecom and mobile products sold to Sonera's personnel employed by other segments. Intra-Group sales have witnessed steady growth since 1998.

International Mobile Communications

    International Mobile Communications focuses principally on administering our holdings in international GSM operators and third generation joint ventures. International Mobile Communications generated revenues of E5 million, E4 million and E2 million in 2000, 1999 and 1998, respectively.

Service Businesses

    In total, our Service Businesses segment generated revenues of E254 million in 2000. External revenues from our Service Businesses amounted to approximately 10 percent of our total revenues for the year.

    The following table sets forth the revenues of our Service Businesses segment for the periods specified:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Service Businesses	127	175	254	37.8	45.1

    With the exception of our Sonera Info Communications directory services business and our Sonera Plaza Internet access service business, Service Businesses did not generate significant revenues prior to 2000.

    Sonera Plaza, Sonera Info Communications and Sonera Juxto generated over 80 percent of the revenue recorded by our Service Businesses segment in 2000.

    Sonera Plaza generated revenues principally from its Internet access service business. Revenues from Sonera Plaza increased in 2000 as compared to 1999 and in 1999 as compared to 1998 principally as a result of the growth in the number of subscribers to its Internet access and hosting services, as well as increased use of the Internet services provided by our foreign subsidiaries. The number of subscribers to Sonera Plaza's Internet access services, increased from approximately 100,000 in February 1998 to more than 207,785 subscribers in December 2000.

    Revenues from Sonera Info Communications increased in 2000 as compared to 1999 and 1999 as compared to 1998 as a result of increased volumes of operator assisted and electronic directory services and higher demand for printed directories. Our acquisition of a majority interest in Intra Call Center in May 2000 also had a positive impact on Sonera Info Communications' revenue in 2000.

    Sonera Juxto derived most of its revenues from Internet hosting for corporate customers and by providing management services. Sonera Juxto's revenues increased in 2000 as compared to 1999 and in 1999 as compared to 1998 principally due to higher demand for its hosting services.

Revenues in 2000 also increased as a result of the transfer of certain data services from Sonera Telecom to Sonera Juxto.

    Prior to 2000, Sonera SmartTrust derived most of its revenue from its operation of a secure electronic payment network for Finnish customers. Beginning in 2000, Sonera SmartTrust began generating revenues from licensing fees in connection with its infrastructure software for managing and securing wireless services, as well as from professional services for product installation and maintenance and third party product sales. In April 2000, we acquired Across Holding of Sweden, a provider of wireless Internet-based service platforms, and in June 2000, we acquired iD2 of Sweden, provider of secure authentication solutions based on PKI and smart card technology. These businesses, which were incorporated into SmartTrust's operations, have been the primary drivers of SmartTrust's increased commercial activity and revenue growth.

    However, in the course of the updating of the strategy and business plan for Sonera SmartTrust, it became evident that the future cash flow expectations of Sonera SmartTrust were lower than at the time we completed the acquisitions of Across and iD2 in April and June of 2000, respectively. As a result of these and other findings, we recorded an impairment loss of E704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across and iD2.

    Prior to 2000, Sonera Zed had no significant commercial activity. In 2000, Sonera Zed generated revenues of E7 million, principally from services offered to our mobile customers in Finland.

Sonera Telecom

    Revenues from Sonera Telecom were E947 million, E980 million and E1,020 million in 1998, 1999, and 2000, respectively. The increase in revenues in 2000 as compared to 1999 was primarily due to increased leased line revenues and the increase in 1999 as compared to 1998 was primarily due to increased revenues from data services.

Fixed Network Voice Services

    The table below sets forth domestic voice revenues and certain information regarding traffic and our access lines for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions, except as indicated)			(% change)
Domestic voice revenues:
Local calls(1)	169	199	198	17.8	(0.5)
Long distance calls(2)	26	28	25	7.7	(10.7)
Interconnection revenues	63	23	24	(63.5)	4.3

Total	258	250	247	(3.1)	(1.2)

Domestic traffic (in millions of minutes):
Local calls(1)	1,994	1,869	1,834	(6.3)	(1.9)
Long distance calls(2)	749	667	588	(10.9)	(11.8)

Total	2,743	2,536	2,422	(7.5)	(4.5)

Number of access lines at end of period:(4)
Standard	656,524	604,539	561,989	(7.9)	(7.0)
ISDN	24,772	37,225	47,515	50.3	27.6
2 Mbps	2,820	3,721	3,815	32.0	2.5

Total equivalent lines(3)	790,668	790,619	771,469	(0.0)	(2.4)

(1)
Revenues and minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area as well as subscription, connection and other charges.

(2)
Revenues and minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators that are routed through our trunk network. Revenues from long distance calls exclude interconnection revenues.

(3)
For purposes of calculating total equivalent lines, ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

(4)
Principles for keeping access lines statistics was changed in the beginning of 1999. Prior to the change, residential ISDN lines were registered both as standard and ISDN lines. Certain 2 Mbps lines were also registered both as standard and as 2 Mbps lines. Information for periods prior to 1999 has not been restated.

    Domestic voice revenues decreased slightly in 2000 as compared to 1999 principally as a result of lower local and long distance calling minutes partly offset by higher tariffs. Domestic voice revenues decreased in 1999 as compared to 1998 mainly due to lower local network interconnection charges partly offset by increases in subscription, connection and other charges. In 1998 and 1999, as part of our overall strategy of continuing to rebalance our fee and tariff structure, we increased our basic monthly subscription charge for standard access lines, whereas we lowered our connection fee in 1999. On the other hand, revenues from subscription, connection and other charges have been negatively affected by the decrease in the number of standard access line connections as residential subscribers have moved away from our traditional service areas located principally in the more sparsely populated areas of eastern and northern Finland as well as the trend of people switching from fixed-line to mobile phone use. Although the number of equivalent lines has generally been stable, mainly attributable to an increase in the number of ISDN and 2 Mbps lines, these higher capacity lines typically have lower monthly subscription charges than standard access lines on a per equivalent line basis. The growth in the number of ISDN and 2 Mbps lines throughout the period reflects our strategy of building fiber optic local loop infrastructure in the largest cities in Finland primarily to attract business customers. We have recently introduced a new pricing structure for local calls in which we raised the call connection charge and lowered the time-based charges in order to stimulate increased Internet usage.

    Long distance call revenues decreased slightly in 2000 as compared to 1999 and increased in 1999 as compared to 1998. On July 1, 1999, we increased our domestic long distance tariff in response to both increased costs and the decline in domestic long distance traffic. We believe that we will continue to experience a gradual decline in domestic long distance traffic in the future as subscribers switch from fixed-line services to mobile telecommunications services.

    Interconnection revenues generally remained level in 2000 as compared to 1999. In 1999 interconnection revenues decreased as compared to 1998 principally due to the impact of the 1999 Interconnection Regime. See "— Overview — Interconnection Arrangements."

International voice revenues.

    The following table sets forth information concerning international traffic revenues and outgoing and incoming international traffic for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions, except as indicated)			(% change)
International voice revenues:
Outgoing international(1)	67	66	69	(1.5)	4.5
Incoming international(2)	51	44	33	(13.7)	(25.0)
Foreign subsidiaries	10	10	7	—	(30.0)

Total	128	120	109	(6.3)	(9.2)

International traffic (in millions of minutes):
Outgoing international(3)	225	229	231	1.8	0.9
Incoming international(4)(5)	278	338	368	21.6	8.9

(1)
Outgoing international revenues include revenues generated from Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through our international network. These amounts show gross revenues before deduction of settlement payments to foreign operators to carry our outgoing traffic, which are reflected as "services bought" expenses in the income statement.

(2)
Incoming international revenues include revenues generated from Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through our international network, as well as international transit traffic utilizing our international network.

(3)
Outgoing international traffic includes Finland-originated international calls, including calls placed by subscribers of other service operators that are routed through our international network.

(4)
Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators that are routed through our international network, as well as international transit traffic utilizing our international network.

(5)
Principles for keeping international incoming and transit traffic statistics changed in 1999. Prior to 1999, the calculation was based on payments from foreign operators instead of directly from the network. Information for periods prior to 1999 has not been restated.

    Revenues from outgoing international traffic were substantially unchanged in 2000 as compared to 1999 and in 1999 as compared to 1998. We expect revenues from outgoing international traffic to somewhat increase in the future due to the introduction of mobile termination fee. Revenues from incoming international traffic decreased in 2000 as compared to 1999 and in 1999 as compared to

1998 largely due to decreases in the settlement rates we charge to foreign telecommunications operators for terminating calls on our networks.

Data Services

    The following table sets forth information concerning revenues from data services for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Data Services	149	168	165	12.8	(1.8)

    Revenues from data services decreased slightly in 2000 as compared to 1999 principally as a result of the transfer of some advanced systems management services from the data services area to Sonera Juxto. Excluding the effects of this transfer, data services would have recorded an increase in revenues of approximately ten percent in 2000 as compared to 1999. The growth in revenues from data services in 1999 as compared to 1998 primarily reflected increased demand for systems solutions, including LAN management services and systems integration and management services, as well as increased use of our data services provided by our foreign subsidiaries. While the estimated number of connections to our DataNet services have increased from 1998 to 2000, the estimated number of connections to our FastNet increased and DataPak have decreased during the same period.

Leased Lines

    The following table sets forth information with respect to revenues from leased lines for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Leased Lines	25	32	52	28.0	62.5

    Revenues from leased lines increased in 2000 as compared to 1999 primarily due to the significant amount of data traffic generated by our fiber optic connection between St. Petersburg and Moscow for which we received a license in February 2000.

Equipment Sales

    The following table sets forth information with respect to revenues from equipment sales for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Equipment Sales	96	114	125	18.8	9.6

    The increase in revenues from equipment sales in 2000 as compared to 1999 was primarily due to very strong Christmas sales of mobile handsets and related accessories. Increase in revenues in 1999 as compared to 1998 was due in part to increased volumes of mobile handsets sold as customers upgraded handsets to dual band service and smaller models as well as to our purchase of additional retail outlet chains. These acquisitions include a 59 percent majority holding in Päämies-Kauppiaat Ltd., a joint marketing company for a chain of mobile phone distributors with 54 stores around Finland, in January 1999. In 2000, 1999 and 1998 our equipment sale revenues benefited from increased sales volumes of mobile handsets, PBX equipment, Internet service packages and LAN systems equipment.

Construction and Maintenance

    The following table sets forth information with respect to revenues from construction and maintenance sales for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Construction and Maintenance	31	24	34	(22.6)	41.7

    In July 1999, our construction and maintenance services business was transferred to a wholly-owned subsidiary, Primatel Ltd. Primatel provides installation and maintenance services both to Sonera and third parties, including other telecommunications operators and end-users such as public utilities, corporations and residential customers.

    Revenues from construction and maintenance increased in 2000 as compared to 1999 primarily as a result of orders from other telecommunications operators which are laying new cables in Helsinki and other major cities in Finland.

Other Services

    The following table sets forth information with respect to revenues from other services for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Other Services	260	272	288	4.6	5.9

    Revenues from Other Services increased in 2000 as compared to 1999 and 1999 as compared to 1998, principally as a result of increases in network capacity sales, higher resales of products purchased from Mobile Communications Finland and Service Businesses and increased provision of construction and maintenance services to Mobile Communications Finland.

Other Operations

    Revenues from Other Operations decreased in 2000 as compared to 1999 largely due to the transfer of certain technology servicing operations to Isoworks Oy, an associated company. In 1999 as compared to 1998, revenues from Other Operations increased primarily as a result of a growth in demand for network consulting services provided to our associated companies and other customers and as a result of growing intra-Group sales of administrative and centralized services.

Other Operating Income

    The following table sets forth information concerning other operating income for the periods indicated:

	Year ended December 31,
	1998	1999	2000
	(in E millions)
Rental income	3	3	4
Gains from sales of business operations and shares	4	24	729
Gains from sales of fixed assets	2	1	—
Fees charged on collection of overdue receivables	9	11	13
Gain from Aerial/VoiceStream merger	—	—	835
Other items	6	6	8

Total	24	45	1,589

    Other operating income increased dramatically in 2000 compared to 1999 principally due to (1) the non-cash gain of E835 million related to the Aerial-VoiceStream merger and the conversion of our shares of Aerial into shares of VoiceStream in connection with the merger, and (2) a gain of E680 million relating to our sale of Turkcell shares in connection with the Turkcell initial public offering.

Operating Expenses

    The following table sets forth our operating expenses broken down by type and as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	1998		1999		2000
	E	%	E	%	E	%
	(in millions, except percentages)
Cost of equipment and materials	116	7.2	142	7.7	160	7.8
Services bought	367	22.6	431	23.3	511	24.8
Personnel expenses	309	19.0	340	18.4	445	21.6
Rental expenses	40	2.5	47	2.5	65	3.2
Other operating expenses	228	14.0	266	14.4	418	20.3

Total	1,060	65.3	1,226	66.3	1,599	77.7

Cost of equipment and materials

    Cost of equipment and materials consists of costs (1) incurred with respect to the purchase of equipment for resale to customers and (2) associated with telecommunications hardware and materials to provide and maintain services rendered to customers.

    In 2000 as compared to 1999 and in 1999 as compared to 1998, the cost of equipment and materials increased principally as a result of increases in the purchases of mobile handsets, Internet packages, LAN systems equipment and other telecommunications equipment for resale.

Services bought

    Expenses associated with services bought include (1) payments made to other telecommunications operators, including interconnection fees to domestic telecommunications operators, leased line fees and settlement payments (payments to foreign operators for carrying and terminating international traffic originating from our network) to international network operators, and (2) payments for other services bought, including network repair and maintenance subcontracting and other subcontracting services and commissions to dealers for new mobile subscriptions and to vendors for sales of public telephone cards. The following table sets forth our costs of services bought and the percentage changes therein for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Payments to other operators for use of networks	227	263	317	15.9	20.5
Payments for other external services	140	168	194	20.0	15.5

Total	367	431	511	17.4	18.6

    Costs of services bought increased in 2000 as compared to 1999 and in 1999 as compared to 1998 as a result of increased payments to other operators and payments for other external services. Payments to other operators increased throughout the period principally due to increased mobile interconnection costs arising out of the growth in mobile traffic volumes. External service payments increased substantially in line with revenue growth.

Personnel expenses

    Personnel expenses include wages and salaries, pension expenses and certain other expenses such as social security, insurance and other legally mandated payroll costs. The following table sets forth our personnel expenses and the percentage changes therein for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Wages and salaries	248	279	369	12.5	32.3
Pension expenses	30	29	45	(3.3)	55.2
Other personnel expenses	31	32	31	3.2	(3.1)

Total	309	340	445	10.0	30.9

    Wages and salaries increased sharply in 2000 as compared to 1999 principally due to significant increases in the number of employees and the hiring of a greater number of higher paid employees in our Service Businesses segment. Our acquisitions of Across Holding and iD2 in 2000 contributed to this increase in our personnel expenses. Overall, the average number of our employees grew by 11 percent in 2000 as compared to 1999. Wages and salaries increased in 1999 as compared to 1998 due to an eight percent increase in the average number of employees and the recruitment of a greater number of higher paid skilled and managerial employees in the mobile and data communications fields as well as in our international operations. Personnel costs relating to the construction of telecommunications networks in the amounts of E16 million, E19 million and E17 million for 2000, 1999 and 1998, respectively, have been capitalized and are not presented as personnel expenses in our income statement.

    As required by Finnish pension legislation, we make monthly contributions to the PT Pension Fund to fund pension obligations for most of our employees. As of January 1, 2002, pension contributions will be made to our new Sonera Pension Fund. Other personnel expenses consist of amounts paid in respect of social security and other legally mandated payments which depend, among other things, on the base level of wages and salaries and the number of employees. See "Directors, Senior Management and Employees — Employees".

Rental expenses

    Rental expenses, which relate primarily to the lease of office space, increased in 2000 and 1999, as compared to 1999 and 1998, respectively, due to our leasing of additional office space to accommodate the increased number of employees throughout the period.

Other operating expenses

    The following table sets forth our other operating expenses and the percentage changes therein for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Other operating expenses	228	266	418	16.7	57.1

    Other operating expenses increased significantly in 2000 as compared to 1999 and in 1999 as compared to 1998 primarily as a result of increased marketing expenses, research and development expenses and general and administrative expenses. In 2000 as compared to 1999, other operating expenses increased as a result of higher spending on the development, start-up and marketing of our Service Businesses, including, in particular, Sonera Zed, Sonera Plaza and Sonera SmartTrust. Increased marketing expenses in 1999 related principally to brand marketing and advertising campaigns for our mobile communications, international voice and Internet services. Increased administration expenses in 1999 included expenses related to the implementation of a new management software system, SAP R/3, a new sales and customer software system, and increased consultancy expenses. Other expenses, including office space maintenance costs and bad debt costs, remained largely unchanged.

Depreciation and Amortization

    The following table sets forth depreciation and amortization and the percentage changes therein for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
	(in E millions)			(% change)
Telecommunications networks	206	211	214	2.4	1.4
Other property, plant and equipment	43	52	66	20.9	26.9
Amortization of intangible assets	12	18	19	50.0	5.6

Subtotal	261	281	299	7.7	6.4

Write-downs
Telecommunication networks	34	—	—	—	—
Buildings	3	—	—	—	—

Subtotal	37	—	—	—	—

Total	298	281	299	(5.7)	6.4

    Depreciation increased in 2000 as compared to 1999 primarily as a result of capital expenditures related to the development of our Service Businesses. Depreciation increased in 1999 as compared to 1998 primarily as a result of continued capital expenditure to digitalize our fixed network and to broaden the coverage and capacity of our mobile network.

EBITDA and Operating Profit

    The following table sets forth EBITDA and operating profit for Sonera and our four operating segments for the periods indicated:

	Year ended December 31,
	1998	1999	2000
EBITDA (in euro millions):
Mobile Communications Finland	362	472	543
International Mobile Communications	(1)	(4)	1,502
Service Businesses	21	(47)	(303)
Sonera Telecom	205	247	300
Other Operations	—	—	5

Sonera	587	668	2,047

EBITDA margin (%)(1):
Mobile Communications Finland	43.8	48.0	47.9
International Mobile Communications	—	—	—
Service Businesses	16.5	(26.9)	(119.3	)(2)
Sonera Telecom	21.6	25.2	29.4
Other Operations	—	—	5.9
Sonera	36.2	36.1	99.5
Operating profit (in euro millions):
Mobile Communications Finland	223	349	414
International Mobile Communications	(1)	(4)	1,502
Service Businesses	14	(60)	(335)
Sonera Telecom	53	102	162
Other Operations	—	—	5

Sonera	289	387	1,748

Operating profit margin (%)(2):
Mobile Communications Finland	27.0	35.5	36.5
International Mobile Communications	—	—	—	(2)
Service Businesses	11.0	(34.3)	(131.9)
Sonera Telecom	5.6	10.4	15.9
Other Operations	—	—	5.9
Sonera	17.8	20.9	85.0

(1)
EBITDA margin is the ratio of EBITDA to revenues, expressed as a percentage. In calculating EBITDA margin for each segment, the EBITDA for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of EBITDA margin for each segment. See Note 19 to our consolidated financial statements.

(2)
The EBITDA margin and operating profit margin for the International Mobile Communications segment are not meaningful for any of the periods indicated.

(3)
Operating profit margin is the ratio of operating profit to revenues, expressed as a percentage. In calculating operating profit margin for each segment, the operating profit for each segment is divided by the total revenues for such segment. Internal revenues and expenses for each segment are included in the calculation of operating profit margin for each segment. See Note 19 to our consolidated financial statements.

    Sonera's EBITDA increased in 2000 as compared to 1999 primarily due to non-recurring capital gains. The biggest items were an E835 million non-cash gain relating to the merger of Aerial and VoiceStream, and a E680 million gain relating to our sale of Turkcell shares. Comparable EBITDA, excluding all capital gains and losses and similar non-recurring items was E501 million in 2000 compared to E647 million in 1999, and the comparable EBITDA margin was 24% in 2000 compared to 35% in 1999. The comparable EBITDA fell due to outlays made on Service Businesses. Excluding the additional outlays, the comparable EBITDA margin was higher in 2000 than in 1999. Our EBITDA increased in 1999 compared to 1998 primarily as a result of revenue growth from Mobile Communications Finland. In 1999, the increase was partly offset by the negative EBITDA recorded by Service Businesses. Our EBITDA margin (excluding non-recurring capital gains) decreased in 2000 as compared to 1999 due to heavy outlays on Service Businesses. We believe that our EBITDA margin will be lower in 2001 than 2000 due to continuing heavy outlays on new service businesses.

    Mobile Communications Finland's EBITDA increased in 2000 to E543 million compared to E472 million in 1999. The increase is in line with the revenue growth of Mobile Communications Finland in 2000 as compared to 1999. Mobile Communication EBITDA margin was essentially level between 2000 and 1999.

    International Mobile Communications' EBITDA increased dramatically in 2000 as compared to 1999 as a result of the capital gains from the Aerial merger with VoiceStream and the sale of our Turkcell shares in connection with Turkcell's initial public offering in 2000.

    The EBITDA loss for Service Businesses increased significantly in 2000 as compared to 1999 and in 1999 as compared to 1998, principally due to substantial research and development costs for new services and products in Service Businesses and start-up and marketing costs for new businesses. In 2000, Sonera Zed accounted for more than 40 percent of the increase in outlays affecting EBITDA and Sonera SmartTrust accounted for 25 percent of such outlays. In 2000, Service Businesses' EBITDA also included approximately E13 million of capital losses. Sonera Plaza, Sonera Juxto and a number of other development projects also contributed to the increase in negative EBITDA experienced by Service Businesses in 2000.

    Sonera Telecom's EBITDA increased in 2000 as compared to 1999 principally due to capital gains booked on the sales of the associated companies HanseNet and Transmast Ltd and improvements in operating efficiency. Sonera Telecom's EBITDA increased in 1999 as compared to 1998 principally due to proportionately lower operating expenses and capital gains on the disposal of businesses.

    Other Operations' EBITDA increased in 2000 as compared to 1999 because of capital gains related to non-core business disposals.

    Our operating profit, which is equal to EBITDA after taking into account depreciation and amortization and write-downs on fixed assets, increased in 2000 and 1999 as compared to 1999 and 1998, respectively.

    Our operating profit increased during these periods as a result of increases in revenues, particularly from Mobile Communications Finland and Sonera Telecom, which increases were partially offset by increases in operating expenses and depreciation and amortization expenses. The increased depreciation and amortization expenses resulted from increased capital expenditures in 2000, largely related to the development of Service Businesses and, in 1999, on our fixed network and GSM networks.

Equity Income in Associated Companies

    In 2000, equity income in our associated companies was affected mainly by the results of the following companies:

Our equity interest as of December 31, 2000
Mobile network operators:
Turkcell Iletisim Hizmetleri A.S.(1)	37.3
Fintur Holdings B.V.(2)	35.3
AS EMT(3)	24.5
Latvijas Mobilais Telefons SIA(4)	24.5
UAB Omnitel(5)	27.5
Pannon GSM Rt.(6)	23.0
ZAO North-West GSM(7)	23.5
Aerial Communications, Inc(8)	—
Fixed network operators:
AS Eesti Telefon(9)	24.5
Lattelekom SIA(10)	44.1
AB Lietuvos Telekomas(11)	30.0

(1)
Between June 1993 and April 1998, we held a 34.0 percent interest in Turkcell. We increased our percentage interest in Turkcell to 41.0 percent in April 1998. In connection with Turkcell's initial public offering in July 2000, we reduced our percentage interest in Turkcell to 37.3 percent.

(2)
We acquired our interest in Fintur in May 2000, prior to Turkcell's initial public offering.

(3)
AS EMT is a wholly-owned subsidiary of AS Eesti Telekom, a publicly listed Estonian corporation, in which we have a partly indirect 24.5 percent equity interest.

(4)
We have held our 24.5 percent interest in Latvijas Mobilais Telefons SIA since the founding of the company in October 1991.

(5)
We acquired our 27.5 percent interest in UAB Omnitel in September 1998.

(6)
Between October 1993 and October 1996, we held a 14.6 percent interest in, and from November 1996 to July 1998 held an 18.1 percent interest in, Pannon GSM. We increased our percentage interest in Pannon GSM to 23.0 percent in August 1998. In October 2001, we entered into a share purchase agreement to sell our interest in Pannon GSM. See "Business — International and Other Significant Investments — Mobile Telecommunications Operations".

(7)
We, together with other shareholders, established North-West GSM ZAO in June 1993. This company is currently in the process of merging with Sonic Duo, a Russian company in which we hold a 35 percent interest.

(8)
We acquired our initial 19.4 percent interest in Aerial Operating Co., Inc. in September 1998. We made an additional investment in the company in November 1999 together with the majority owner. Our ownership has been calculated as if our shares in Aerial Operating Co., Inc. had been converted into shares of Aerial Communications, Inc. In May 2000, as a result of the Aerial/VoiceStream merger, our shares of Aerial were converted into shares of VoiceStream. As a result of that merger, we stopped treating Aerial as an associated company.

(9)
AS Eesti Telefon is a wholly-owned subsidiary of AS Eesti Telekom, a publicly listed Estonian corporation, in which we have a partly indirect 24.5 percent equity interest.

(10)
In September 1998, we increased our interest in Lattelekom to 44.1 percent. Previously, we had a 13.2 percent interest in the company.

(11)
We acquired our 30.0 percent interest in Lietuvos Telekomas in July 1998.

    Our share of profit from associated companies increased to E121 million in 2000 from E110 million in 1999 and E59 million in 1998. In each of those years, Turkcell has been the largest contributor to our equity income. While Turkcell's profitability increased in 1999 as compared to

1998, it decreased in 2000 as compared to 1999. Turkcell's profitability was negatively affected in 2000 by a number of factors, including the ongoing effects of a mobile phone use tax in Turkey, accruals made in connection with legal disputes and the effects of the Turkish banking crisis in November 2000. The mobile phone use tax, which was levied in 1999 in response to earthquakes in the Marmara region of Turkey and which amounts to 25 percent of a subscriber's monthly phone bill, exclusive of VAT, and is expected to be effective until the end of 2002, has had a negative effect on mobile phone usage in Turkey. Accruals relating to amounts that Turkcell paid to the Turkish Treasury for ongoing license fees in connection with a dispute with the Turkish Treasury and Ministry of Transportation over the calculation of the license fees increased Turkcell's direct cost of revenues in 2000. Turkcell also recorded significantly higher interconnection fees in 2000 as compared to 1999 relating to a dispute between Turkcell and Turk Telekom regarding the calculation of interconnection fees. A banking crisis in Turkey in November 2000 also had a negative effect on Turkcell's net income.

    In addition, our equity loss in Fintur had a negative effect on our equity income in 2000. Several of the former Turkcell businesses included within Fintur are in their start-up phase of operation and incurred substantial losses in 2000. Our equity income was also reduced by our share of net loss of Aerial of E34 million in 1999 and E12 million in 2000.

    As of the beginning of 2000, we changed our accounting practice as regards Turkcell in such a manner that our results for each quarter include the results generated by Turkcell in the preceding quarter. The accounting practice was changed because of the Turkcell initial public offering and listing, carried out in July 2000, after which we have only reported and will only report on a going-forward basis information published by Turkcell that is made available to all of its shareholders.

    Group 3G, a German UMTS license holder in which we hold a 42.8 percent interest, and Broadband Mobile ASA, a Norwegian UMTS license holder that is currently in liquidation in which we hold a 50 percent interest, are both treated as associated companies. Group 3G observes an accounting policy according to which amortization of the acquisition cost of its UMTS license will not begin until the network being built by Group 3G is substantially completed and it puts the UMTS network into commercial operation. Similarly, the interest expenses incurred during the build-out of the network will be capitalized as part of the network's acquisition cost. We expect that amortization costs relating to the UMTS licenses to be recorded by Group 3G once its third generation network is rolled out will have a negative effect on the equity income we record from our associated companies in the future. We currently do not treat Ipse 2000, an Italian UMTS license holder in which we hold a 12.55 percent interest, or Xfera Móviles, a Spanish UMTS license holder in which we hold a 14.25 percent interest, as associated companies and, accordingly, the earnings of these license holding companies have not had a direct effect on our consolidated earnings.

Financial Income and Expense

    The following table sets forth financial income and expense for the periods indicated:

	Year ended December 31,
	1998	1999	2000
	(in E millions)
Dividend income	5	21	21
Interest income	12	14	82
Other financial income	2	6	28
Interest expense	(19)	(40)	(155)
Capitalized interest(1)	—	—	20
Other financial expenses	(1)	(1)	(5)
Net exchange gains (losses)	(1)	—	—

Net financial income (expense)	(2)	—	(9)

(1)
In 2000, we adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation on fixed assets. See Notes 5 and 7 to our consolidated financial statements.

    Our net financial expenses increased principally due to an increase in the interest expenses we paid for our interest-bearing debt, partially offset by an increase in interest income we received, principally as a result of our shareholder loan in favor of Group 3G. Our interest-bearing debt amounted to E5,797 million as of December 31, 2000, a more than 500 percent increase over E923 million of interest-bearing debt as of December 31, 1998. The substantial increase in interest- bearing debt since 1998 was due to debt incurred to finance the significant investments in associated companies in 1998, 1999 and 2000, including, in particular, our proportional share of contributions to fund acquisitions of UMTS licenses in Germany, Italy, Spain and Norway in 2000. See "— Capital Resources" and Note 5 to our consolidated financial statements.

    Dividend income for 2000 included E17 million of dividend income from investments in venture capital funds and E4 million from LibanCell S.A.L. In 1999, we recorded E18 million in dividend income from investments in venture capital funds and E3 million from LibanCell S.A.L. Interest expense in 2000 amounted to E155 million, a 228 percent increase over interest expense of E40 million in 1999 primarily as a result of higher debt levels in 2000.

    In the third quarter of 2000, we adopted an accounting practice that management believes will give a fairer view of our results of operations and financial position in the future. Starting in the third quarter of 2000, interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the future years as part of depreciation on fixed assets. In practice, the change does not have an impact on the comparability of the previous periods, and management believes that it will present a fairer view of our results of operations and financial position in the future. In 2000, we capitalized E20 million of interest expenses.

Income Taxes

    The following table sets forth the tax charges we incurred, the percentage of income taxes we paid relative to our profit before income taxes and minority interest, and the Finnish statutory income tax rate for the periods indicated:

	Year ended December 31,
	1998	1999	2000
	(in E millions, except percentages)
Current tax expense	76	108	277
Deferred tax expense	18	18	41

Total	94	126	318

Income taxes, in relation to profit before taxes (%)	27.2	25.4	17.1
Finnish statutory income tax rate (%)	28.0	28.0	29.0

    Under Finnish tax legislation, companies are required to pay taxes on an individual entity basis, regardless of whether they belong to a consolidated group. However, individual companies within a consolidated group are permitted under certain circumstances to transfer their taxable profits to other Finnish entities within the consolidated group within a tax period. Such transfers are referred to as group contributions. In each of the years presented, as is common practice in Finland, subsidiaries transferred a portion of their taxable profits to Sonera (or PT Finland, as the case may be) to finance the dividends paid by Sonera (or PT Finland, as the case may be).

    Deferred tax expenses result primarily from the difference between tax depreciation under Finnish tax legislation and depreciation calculated for purposes of our financial statements as well as provisions for withholding taxes on profits of associated companies.

    The applicable Finnish corporate income tax rate was 28 percent in 1998 and 1999. However, the corporate income tax was raised to 29 percent, with effect from January 1, 2000. In 2000, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory rate was mainly due to the fact that the capital gains on the sale of Turkcell shares were not taxable in Finland. For 1998 and 1999, the difference between income tax expense as a percentage of profit before income taxes and minority interest and the statutory tax rate was mainly due to equity income in associated companies which is not reflected in the individual accounts of our Company or of any of our subsidiaries and thus not subject to taxation in Finland. See Note 6 to our consolidated financial statements.

    In 2000, the increase in current tax expense resulted primarily from the increase in other operating income relating to the non-cash gain of E835 million in connection with the Aerial-VoiceStream merger.

    On May 4, 2000, VoiceStream completed its merger with Aerial. Our consolidated earnings for 2000 included the non-recurring gain of E835 million from the merger as a result of the unrealized gain from our receipt of VoiceStream shares in connection with the merger. The gain from the merger had no cash flow effect on us. In 2000, we received an advance ruling from the Finnish Central Tax Board, which was subsequently upheld by the Finnish Supreme Administrative Court, according to which the Aerial-VoiceStream merger was considered a transaction for which we were liable to pay tax in Finland. As a result, we had to pay a tax of approximately E216 million in connection with the transaction, which has been included in our results of operations for 2000.

Net Income

    The following table sets forth our net income and earnings per share information for the periods indicated:

	Year ended December 31,			Year ended December 31,
	1998	1999	2000	1999/1998	2000/1999
				(% change)
Net income (in E millions)	251	370	1,506	47.4	307.0
Number of shares at end of period (thousands)	722,000	722,000	743,534	—	3.0
Average during the period (thousands)	720,247	722,000	735,917	0.2	1.9
Earnings per share (in euros)(1)	0.35	0.51	2.05	45.7	302.0

(1)
Net income divided by the average number of shares outstanding during the period.

    Net income grew in 2000 as compared to 1999 primarily due to the impact of the non-cash gain of the Aerial/VoiceStream merger and the gain from the sale of our Turkcell shares in connection with the Turkcell initial public offering. Net income also grew in 1999 and in 1998 as compared to the previous year principally as a result of the growth in revenues from Mobile Communications Finland and, to a lesser extent, due to increased revenues from Sonera Telecom as well as increased equity income from associated companies.

LIQUIDITY

    The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	1998	1999	2000	2000	2001
	(in E millions)
Cash provided by operating activities	508	442	227	268	106
Cash (used in) provided by investing activities	(1,126)	(771)	(4,572)	(4,105)	838
Cash provided by (used in) financing activities	632	309	4,394	3,876	(954)
Effect of exchange rate changes on cash and cash equivalents	(1)	1	1	1	(1)

Net increase (decrease) in cash and cash equivalents	13	(19)	50	40	(11)
Cash and cash equivalents at the beginning of the year	44	57	38	38	88

Cash and cash equivalents at the end of the period	57	38	88	78	77

Cash provided by operating activities

    Cash provided by operating activities has been a primary source of funding for our capital expenditures and dividend payments. Net cash provided by operating activities reflects funds generated from operations and changes in operating assets and liabilities. Cash provided by operating activities decreased in the nine months ended September 30, 2001 as compared to the same period in 2000 primarily due to higher interest expenses we paid in the first nine months ended September 30, 2001. Cash provided by operating activities decreased by E215 million in 2000 as compared to 1999 principally due to significantly larger tax payments and higher interest payments. Cash provided by operating activities in 1999 as compared to 1998 decreased primarily due to an increase in working capital and larger tax payments.

Cash (used in) provided by investing activities

    Cash (used in) provided by investing activities are primarily driven by our equity investments, equity sales and capital expenditures. In the first nine months ended September 30, 2001, we recorded cash provided by investing activities of E838 million, largely as a result of proceeds from the sale of shares and fixed assets amounting to E1,943 million. Equity investments were E2,117 million in 2000, E410 million in 1999 and E898 million in 1998. This increase in equity investment in 2000 as compared to 1999 was mainly due to investments in our UMTS joint ventures. In addition, we granted a loan of E2,719 million to our German UMTS joint venture, Group 3G. Capital expenditures amounted to E430 million in 2000, E338 million in 1999 and E351 million in 1998. Cash used in investing activities was partially offset by proceeds of E735 million from the sale of Turkcell shares in July 2000.

    Capital expenditures amounted to E266 million in the first nine months of 2001, as compared to E260 million in the same period of 2000. Due to Sonera's equity investments in UMTS joint ventures in the nine months ended September 30, 2000, Sonera's investment in shares and shareholder loans decreased from E4,493 million in the nine months ended September 30, 2000 to E497 million in the same period of 2001.

Cash provided by (used in) financing activities

    Cash provided by (used in) financing activities is primarily driven by our borrowing activities offset by repayments of debt and dividend payments. In the first nine months ended September 30, 2001, we used net cash of E887 million to repay current and long-term debt and paid E67 million in dividends with respect to the prior fiscal year resulting in aggregate cash used in financing activities of E954 million. We received net proceeds from current and long-term debt of E4,509 million in 2000, E370 million in 1999 and E750 million in 1998. We made dividend payments of E67 million in the nine months ended September 30, 2001, E87 million in the year 2000, E61 million in 1999 and E132 million in 1998. In 2000, we also repurchased 550,000 Sonera shares for a consideration of approximately E28 million.

    We decreased our short-term debt during the first nine months of 2001 by E3,388 million, compared to an increase of E3,367 million in the same period in 2000. During the first nine months of 2001, we increased our long-term debt by E2,501 million, compared to an increase of E624 million in the same period in 2000. As of September 30, 2001, all of our committed long-term revolving credit facilities were fully drawn, but we did have E800 million of unused medium-term bond-based credit facilities as well as unused commercial paper credit facilities amounting to approximately E825 million.

    At September 30, 2001, our current assets, which totalled E1,911 million, exceeded our current liabilities, which totalled E1,749 million. A significant portion of our current liabilities related to short-term credit facilities we entered into in 2000 to finance our investment in Group 3G and to repayment of long-term debt. As of the end of October 2001, we have fully paid off all of the short-term credit facilities entered into in 2000 to finance our investment in Group 3G. We are continuing with our program of reducing our debt through cash generated from the disposition of equity investments and other non-core assets. As a result of these steps, together with cash provided by operating activities, we believe we are capable of funding our current business plan, capital expenditures and interest and financing costs, and to settle or refinance our short-term liabilities.

    The amount of net interest-bearing debt decreased during the nine months ended September 30, 2001 primarily due to sales of our equity investments during the first nine months of

2001 and was E4,494 million as of September 30, 2001, as compared to E5,641 million as of December 31, 2000, and E1,181 million as of December 31, 1999. At September 30, 2001, the equity-to-assets ratio was 39 percent and the gearing ratio, which equals net debt divided by shareholders' equity plus minority interest, was 126 percent. At December 31, 2000, the equity-to-assets ratio was 33 percent and the gearing ratio was 174 percent. At December 31, 1999, the equity-to-assets ratio was 51 percent and the gearing ratio was 65 percent.

    In light of our cash and short-term investments, and the anticipated proceeds from pending asset sales, we believe that, together with cash provided by operations and the anticipated proceeds of the rights offering, we will have sufficient funds to meet our financial obligations and to carry on our business operations for the foreseeable future.

CAPITAL RESOURCES

    In general, we meet our long-term financing needs through borrowings under syndicated and bilateral bank facilities and debt issuance programs.

    Promptly following the public announcement of our planned rights offering and our new corporate strategy on October 22, 2001, S&P issued a statement affirming our long-term corporate credit and senior unsecured rating of BBB and our short-term credit rating of A-3. In its statement, S&P noted that the affirmation reflects Sonera's successful actions to execute its de-leveraging strategy. S&P stated that it expected that the rights offering proceeds would be used to further reduce debt, which would ease the pressure on us to raise funds from further asset disposals. S&P also noted that it viewed our new corporate strategy, including our decision to limit our future investment in our UMTS joint ventures and to continue to divest selected non-core assets, as positive from a cash flow perspective. However, S&P kept us on "negative outlook," stating that it expected earnings on our loss-making Service Businesses segment to improve significantly in 2002. To maintain our ratings, S&P stated that we would have to reduce our net debt to approximately E2.5 billion in the near term and strengthen our financial profile by improving earnings and cash flow generation.

    In addition, on October 24, 2001, Moody's issued a statement confirming our senior unsecured long-term debt rating of Baa2, upgrading our short-term debt rating to Prime-2 from Prime-3 and placing us on "stable outlook." In its statement, Moody's noted that its rating confirmation was based on the assumption that we would successfully implement the rights offering, and thereby raise approximately E1 billion, and that our management would continue to reduce our total cost base, particularly within our Service Businesses segment. In addition, Moody's stated that it expected us to raise over E2 billion by the first quarter of 2002, including proceeds from the rights offering, the sale of Deutsche Telekom stock and the agreed sale of our Pannon GSM shareholding. Furthermore, Moody's stated that it expected us to achieve our target of reducing our net debt to E2.5 billion during the first quarter of 2002. Moody's also noted that it expected that our current action to stem the negative cash flow from our Service Businesses segment and to keep a tight rein on our future international UMTS investments would lead to a significant improvement in our EBITDA performance in 2002.

    A further downgrade of our long-term credit ratings to a level below investment grade (i.e., below BBB– by S&P or Baa3 by Moody's) would trigger a mandatory prepayment clause contained in our E1.33 billion syndicated loan facility, which would allow the lenders under the facility to require us to prepay the loan in full within 30 days after notice of the downgrade. If the mandatory prepayment clause were to be triggered, it could potentially result in a cross default under, and acceleration upon notice of, a substantial portion of our other borrowings. Any acceleration of our indebtedness would force us to seek other means of external financing that, given the current environment where capital is becoming more expensive and harder to access, would have a material adverse effect on our financial condition. See "Risk Factors."

    Our principal long-term credit facilities consist of the following:

  •
  E100 million syndicated term loan due on December 10, 2001 that bears a variable interest rate based on LIBOR (4.55 percent as of September 30, 2001);

  •
  E200 million term loan due in monthly installments commencing on January 31, 2002 and ending on May 31, 2002, that bears an interest rate based on the EIB reference rate (4.17 percent as of September 30, 2001); on October 5, 2001, we gave EIB a prepayment notice that we intended to fully repay the facility that was originally due in installments from 2004 to 2009;

  •
  E50 million term loan due on December 11, 2003 with a variable interest rate based on Euribor (4.41 percent as of September 30, 2001);

  •
  E1.33 billion variable rate term loan facility due on June 15, 2004 with an interest rate based on Euribor and our long-term credit ratings assigned by S&P and Moody's (5.74 percent as of September 30, 2001);

  •
  E86 million term loans due on November 6, 2008 with variable interest rates based on LIBOR (an average of 4.92 percent as of September 30, 2001);

  •
  E153 million syndicated committed revolving credit facility due in semi-annual installments commencing on March 17, 2002 and with a final maturity on March 17, 2004 with a variable interest rate based on LIBOR (4.82 percent as of September 30, 2001); the facility was fully drawn on September 30, 2001; and

  •
  E511 million syndicated committed revolving credit facility due in semi-annual installments commencing on April 27, 2003 with a final maturity on April 27, 2005 with a variable interest rate based on LIBOR (4.45 percent as of September 30, 2001); the facility was fully drawn on September 30, 2001.

    In addition, we have a E3 billion Euro Medium Term Note (EMTN) program, under which we currently have total borrowings of E2.2 billion. In September 2001, our board of directors authorized an increase in the aggregate amount drawable under the EMTN program to E4 billion. The securities we have issued from the program include:

  •
  E300 million notes due on April 16, 2009 with a fixed interest rate of 4.625 percent;

  •
  E1 billion notes due on March 15, 2005 with a fixed interest rate of 5.625 percent;

  •
  E200 million due on February 17, 2003 with a fixed interest rate of 5.13 percent;

  •
  E500 million Floating Rate Notes due on August 15, 2002 (4.96 percent as of September 30, 2001);

  •
  E150 million Fixed Rate Notes due on May 15, 2002 with a fixed interest rate of 5.50 percent; and

  •
  E50 million Zero Coupon Notes due on November 16, 2001 (yield 5.51 percent as of September 30, 2001).

    To meet our short-term financing needs, we can deploy a E500 million Euro Commercial Paper (ECP) program and domestic E500 million Commercial Paper (CP) program. Under our ECP program, as of September 30, 2001, we had issued E74 million of commercial paper in various currencies with maturities ranging between October 9, 2001 and January 15, 2002. The average interest rate for our ECP program is 4.14 percent. Under our domestic CP program, as of September 30, 2001, we had issued E101 million of commercial paper with maturities between October 2, 2001 and March 7, 2002. The average interest rate for our domestic CP program is 4.78 percent.

    In October 2001, we repaid in full the short-term term loan facility in the aggregate amount of E3,250 million which was used to refinance other debt incurred in connection with our investment in Group 3G.

    At September 30, 2001, we had cash and short-term investments amounting to E417 million and all of our committed revolving credit facilities were fully drawn. Management believes that we will be able to satisfy our present funding needs from cash flow from operations and the proceeds from the rights offering and the expected sale of our Deutsche Telekom shares as well as the sale of other short-term investments. We may, however, enter into additional financing arrangements to meet our funding needs in the future.

    Our total indebtedness was E4,911 million at September 30, 2001 as compared to E5,797 million at December 31, 2000, E1,296 million at December 31, 1999 and E923 million at December 31, 1998. Total indebtedness increased in 2000 as compared to prior years due to increased long-term borrowings principally to finance our international investments and UMTS commitments. Scheduled repayments of indebtedness and possible prepayments are expected to be financed from sales of equity stakes, cash provided by operating activities and proceeds from the rights offering, as well as additional financing arrangements, as needed. See Note 12 to our consolidated financial statements.

    At September 30, 2001, after taking into account our interest rate swaps and options, approximately 70 percent of our net indebtedness bore interest based on floating rates (with interest maturities of less than 12 months) and approximately 30 percent bore interest at fixed rates (with interest maturities ranging from 12 months to four years). Our long-term and short-term borrowings are primarily arranged through Sonera Corporation and, with limited exceptions, individual subsidiaries do not enter into their own financing arrangements.

    As of September 30, 2001, we had outstanding guarantees with respect to approximately E50 million on behalf of our associated companies principally representing guarantees for the debt incurred in connection with the purchase of network equipment by Turkcell and GSM Kazakhstan. As of September 30, 2001, Turkcell Holding A.S., our associated company which holds a portion of our interests in Turkcell, had pledged 39 percent of its shareholding in Turkcell, representing one-fourth of our total shareholding in Turkcell, as security for Turkcell's debt-financing arrangements. See Note 16 to our consolidated financial statements. See "Business — International and Other Significant Investments — Mobile Telecommunications Operations — Turkcell and Fintur." In addition, we are liable for counter-guarantees that we have issued on behalf of Xfera in connection with Xfera's fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of E428 million, and we are also liable for counter-guarantees that we have issued in connection with the payment of the deferred purchase price of Ipse 2000's Italian UMTS license and certain other matters on behalf of Ipse 2000 in the aggregate amount of E206 million.

    Our loan agreements contain certain standard covenant restrictions. As of September 30, 2001, we were in compliance with these requirements.

    In December 1998, we entered into a cross-border finance lease-leaseback agreement under which we leased some of our mobile telecommunications network equipment to a group of U.S. equity trusts which simultaneously leased the equipment back to us. The ownership of the equipment, the total book value of which was E151 million, E128 million and E96 million on December 31, 1998, 1999 and 2000, respectively, is retained by us. Both the receivables from the lease and the obligations from the leaseback were settled at the inception of the lease agreements, and we received a net cash consideration of E9 million. We may consider the use of similar specialized financing techniques again in the future. See Notes 13 and 16 to our consolidated financial statements.

    Our net debt-to-equity ratio, calculated as the ratio of total debt less cash and short-term investments to shareholders' equity and minority interest, was 126 percent and 154 percent as of September 30, 2001 and 2000, respectively. Our equity-to-assets ratio, calculated as the ratio of shareholders' equity and minority interest to total assets less advances received, was 39 percent and 35 percent as of September 30, 2001 and 2000, respectively. The decrease in our net debt-to-equity ratio between September 30, 2000 and September 30, 2001 is attributable to the decrease in net debt.

CAPITAL EXPENDITURES AND INVESTMENTS

    The table below sets forth Sonera's capital expenditures and equity investments for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	1998	1999	2000	2000	2001
Capital expenditures	351	338	430	260	266
Investments in shares and shareholder loans	898	410	4,852	4,493	497

Capital Expenditures

    From 1998 through the end of 2000, we made significant capital expenditures in connection with our mobile and fixed-line networks. In addition, in 2000 and the first nine months of 2001, we made significant capital expenditures in connection with our Service Businesses segment, in particular in relation to the international launch of Sonera Zed's data centers and Sonera Plaza. As part of our strategy to strengthen our financial position, we plan to substantially reduce capital expenditures in our Service Businesses segment.

    In 1998 and 1999, capital expenditures with respect to our mobile network were used principally to expand the coverage and capacity of the GSM 900 network and to build out our GSM 1800 network. Following the construction of our GSM 1800 network mainly during 1998 and 1999, we recorded lower capital expenditures on our mobile network for the year 2000. Equipping our network with GPRS capacity did not increase our capital expenditures significantly in 2000. In 1998 and 1999, capital expenditures with respect to our fixed-line network were used primarily to fully digitalize the network, to install fiber optic loops in the largest cities in Finland and to update our switching technologies. In 2000, fixed-line capital expenditures focused largely on our international operations, including our Russian fiber optic lines. Capital expenditures for Mobile Communications Finland accounted for 47.3 percent, 43.8 percent and 28.8 percent of total capital expenditures in 1998, 1999 and 2000, respectively; capital expenditures for Sonera Telecom accounted for 49.9 percent, 51.8 percent and 47.0 percent of the total capital expenditures in 1998, 1999 and 2000, respectively; capital expenditures for Service Businesses accounted for 2.8 percent, 4.4 percent and 24.2 percent of the total capital expenditures in 1998, 1999 and 2000, respectively.

    Capital expenditures for Mobile Communications Finland, Sonera Telecom and Service Businesses accounted for 28 percent, 43 percent and 19 percent of total capital expenditures in the nine months ended September 30, 2001. Unallocated capital expenditures amounted to ten percent of total capital expenditures for the nine months ended September 30, 2001.

    Our annual capital expenditures, including investment in the third generation mobile network in Finland, are expected to be approximately E360 million in 2001 and averaging between E300 million to E350 million per year in the next few years. Capital expenditures for Service Businesses will continue to be significant in 2001, but are expected to be lower in 2002 and thereafter. We expect that the further expansion of our GPRS coverage and the roll out of our UMTS network in Finland will increase capital expenditures of Mobile Communications Finland in the following years, although not significantly. We expect to finance capital expenditures over the next few years primarily from cash flow from operations.

Investments in Shares

    As of September 30, 2001, the carrying value of our equity investments was E5,825 million. This includes a shareholder loan of E2,719 million to Group 3G that we expect to be converted into equity pursuant to arrangements with our partner in Group 3G. Since December 31, 1999, we have made a number of investments that have substantially expanded our total level of investment in international associated companies and other minority shareholdings. See "— Overview — Investments in Associated Companies and Other Equity Interests" for a description of the principal investments we have made in shares since the beginning of 2000.

    To reduce our debt and reallocate our assets we will, among other things, continue to divest certain of our equity investments, taking into account market conditions. In the nine months ended September 30, 2001, we have received total net proceeds of E1,908 million through the divestiture of equity interests. We will also continue to evaluate the potential divestiture of our remaining equity interests, including our minority interests in certain telecommunications operators outside of Finland. See "Summary — Continuing to Divest Selected Non-Core Assets" for a summary of the steps we have taken to reduce own debt and reallocate our assets.

Share Repurchase Authority; Shares Held in Treasury

    In March 2001, our annual general meeting of shareholders authorized the board of directors to repurchase shares of Sonera Corporation. The authorization is valid until March 21, 2002. The maximum number of shares to be repurchased under the authorization is 2,000,000, representing 0.3 percent of the total shares of Sonera Corporation (0.2 percent after implementation of the rights offering). To date we have not repurchased any of our shares pursuant to this authorization. We have, pursuant to a previous authorization, repurchased 550,000 of our own shares, which are currently held in treasury. These shares can be used as consideration for our acquisition of property related to our business, as consideration for acquisitions, or for hedging against social security costs resulting from stock options held by our employees in a manner and scope decided on by the board of directors. Our social security costs are calculated based on the total compensation of employees, including the value of stock options when they are exercised or sold by employees. As a result, we can hedge the possible appreciation of the stock options held by our employees by maintaining shares in treasury and selling those shares when the social security payments are realized. Any shares repurchased will be acquired on the Helsinki Exchanges for the publicly traded price at the time of the acquisition. Any acquisition of shares will reduce our distributable equity.

    Our 555,000 treasury shares do not entitle us, as the holder of such shares, to subscribe for 277,500 new shares pursuant to the exercise of primary share rights and secondary share rights issued as part of the rights offering. Accordingly, we will sell our primary share rights with respect to our shares held in treasury on the Helsinki Exchanges.

RESEARCH AND DEVELOPMENT

    We have long considered research and development to be of paramount strategic importance. Our annual research and development expenditures have averaged between three to four percent of revenues between 1994 and 2001 and totaled E70 million for the year ended December 31, 2000. In recent years, our research and development has focused on mobile and Service Businesses, and in particular, the creation of technology that aims to enable operators to realize the communications potential and business opportunities of mobile handsets. We have focused our research and development on the following goals:

  •
  preparing mobile Internet applications and infrastructure for a mobile communications environment where networks provide content and end-users are terminal independent;

  •
  ensuring that our enabling infrastructure is part of the global infrastructure of the digital economy; and

  •
  opening new business opportunities with partners who share our strategic vision about the importance of a consistent service network and an open-interface enabling infrastructure for that service network.

    To achieve these goals, we have aimed to pioneer new service and business models with our customers to locate new value-added and revenue-generating services. Combining the feedback from our customer-service pilot programs, our overall business strategy and the need to share knowledge about current systems and development projects between business departments, we manage our research and development activities through the following two portfolios:

  •
  Our current technology and systems portfolio contains all of our major projects in terms of funding and scope. The current technology and systems portfolio includes most of our projects devoted to developing and maintaining our activities as a telecommunications operator.

  •
  Our strategic technology and systems portfolio contains projects that will contribute to the cutting edge of our business strategy, either from a technical or a business point of view.

    Currently, our principal research and development priorities include UMTS mobile communications, customer service and billing solutions, wireless Internet applications, data security for electronic and wireless commerce and global IP-based roaming. We are also giving increasing priority to research projects that develop products and services that can be applied in our international ventures.

    We currently employ more than 1,000 engineers, researchers and other experts in our research and development units. Research and development activities are carried out both within Sonera and in cooperation with equipment manufacturers, research institutions, other operators and industry partners.

    As of September 30, 2001, we had approximately 170 priority patent applications, 42 granted patents, 4 EP-patents and 7 U.S. patents, none of which, individually, is material to our business. However, some of our subsidiaries and our Service Businesses have patents and other intellectual property that are material to their respective businesses. Although our intellectual property is, as a general matter, protected at a level in line with the standards of international organizations, we plan to continue to leverage our investment in research and development by seeking, where appropriate, international patent protection on our innovations. There can be no assurance, however, that any patent, if granted, will not be invalidated, circumvented, opposed or canceled, or that the steps taken by us to protect our rights will be adequate to prevent unauthorized use of our technology or to preclude competitors from developing products with features similar to our products. Third parties have opposed some Sonera patents and patent applications including patents relating to Sonera SmartTrust. Management is currently in the process of reviewing these third party oppositions related to these challenges and is not in a position to predict the likely outcome of these opposition proceedings. In addition, Mr. Harri Vatanen, former chief executive officer of Sonera SmartTrust, has contested Sonera's right to certain patents used by Sonera SmartTrust. We initiated legal proceedings on March 1, 2001 in Finland to confirm, among other things, that the technology agreement we concluded with Mr. Vatanen in 1998 is legally binding and in force and that we have fulfilled our obligations under such agreement. See "Business — Legal and Regulatory Proceedings — Other Matters" and "Risk Factors".

Mobile Communications Finland

    In our mobile communications research and development efforts, we concentrate on developing and commercializing new applications for mobile communications. The current focus of our mobile communications research and development is on (1) smart communications, including the use of agent technology and location information in the provision of SMS and other services, (2) mobile multimedia messaging services for GSM and UMTS networks and (3) implementation of GPRS and UMTS networks.

    As part of our implementation of GPRS, a packet-switched technology whereby cellular base stations can be connected directly to the Internet, bypassing the switching systems presently used to connect mobile traffic to the fixed-line network, improving mobile data transmission, we launched our GPRS service in December 2000 in the Helsinki area as well as in Turku, Tampere and Oulu. The GPRS service was added as a supplementary feature to Sonera GSM subscriptions, and has been functioning throughout Finland since March 2001. Our GPRS service currently achieves a transmission rate of up to 100 kbits/s, however, the first terminals entering the market can only operate up to a speed of approximately 20 kbits/s. We have also played an active role in the development and advancement of the GRX system for GPRS roaming. We are also developing new wireless data applications, which will use new high speed mobile communications networks as a platform.

    As part of our development of new wireless data solutions, we are also focusing on UMTS mobile communications. UMTS, which is based on CDMA (Code Division Multiple Access) as opposed to TDMA (Time Division Multiple Access) technology underlying the GSM system, would support broadband access at speeds ranging from 144 Kbps to 2 Mbps, and thus provide a foundation for a mobile telecommunications system with greater multimedia capability such as videoconferencing and efficient intranet and Internet access. UMTS is also expected to provide improved transmission quality and security.

    In February 2001, we announced our endorsement of the Intel Personal Internet Client Architecture (PCA), a scalable architecture that enables development and delivery of Internet, voice and data solutions to wireless devices. Intel PCA was chosen since it is an open architecture that enables the proliferation and rapid deployment of software and Internet services across standards and devices. Additionally, we announced our cooperation with Intel Communications Fund in identifying investment opportunities in companies with technologies that help shape and grow next-generation Internet applications for wireless devices. The two companies will endeavor to co-invest globally in new services that support open platforms and interoperable technology solutions.

    In 2000, we launched Sonera Mspace, a service offering that develops and validates third generation service concepts by running real world trials with actual customers. Early adopters are able to test what we consider to be our most cutting-edge applications and services currently under development with our research partners. We believe that this type of open laboratory test environment is one of the first of its kind anywhere in the world. Mspace has already conducted the first consumer trial simulating third generation mobile services.

    We are a member of the Joint Initiative Towards Mobile Multimedia, a mobile operators forum referred to in this prospectus as JIMM, which seeks common technical approaches to enable speedier development of multimedia technology. JIMM promotes a common platform of wireless applications and services based on third generation technology in order to be able to meet customer demand for global mobile multimedia. In addition to Sonera, members of JIMM include AT&T Wireless Services, British Telecom, Deutsche Telekom MobilNet, France Telecom, NTT DoCoMo, Singapore Telecom Mobile, SK Telecom Co., TIM and Vodafone.

    For our research and development projects, we are giving increasing priority to research projects that enable open interfaces and platforms to develop products and services applicable in markets around the globe. We use universities and venture capital funds to identify and test opportunities in the emerging digital economy. We have joint research projects with various universities in Finland as well as abroad and several ongoing research and development programs with various industry participants, some of which are focused on the development of our service businesses. We also have a number of ongoing research and development projects with major industry partners, some of which are focused on the development of our Service Businesses. We seek to capitalize on our development projects involving UMTS by being among the first operators to offer new services and advanced applications utilizing new mobile technology. We actively participate in the development of UMTS networks through international mobile fora, which are preparing the standardization of UMTS technology.

Service Businesses

    We will continue to invest in electronic commerce solutions, which are still primarily in the early commercial development phase. These include electronic trading and EDI (Electronic Document Interchange) messaging, which is a service for transmitting legally binding documents over an electronic network in a standardized format, as well as services that facilitate e-commerce such as telecommunications links to banks and credit card service providers. We are also investigating further cooperation with TietoEnator, with a view to the development of advanced billing systems and customer management systems. We are exploring the possibility of marketing such services to other telecommunications operators.

Sonera Telecom

    Our Sonera Telecom segment is currently focusing on the delivery of new broadband services, IP-based products and customized services based on intelligent networks. In conjunction with our launch of ADSL services in certain large cities, we are seeking to develop a range of new broadband services for our ADSL customers. We are also conducting research on the delivery of new value-added services through our new Nokia switching platform.

    We are one of the leading developers of services based on the transmission of voice traffic over controlled networks using IP technology. We are researching ways to increase the efficiency and quality of our IP telecommunications services. In addition, we are developing new services that can be offered through the use of intelligent networks, which facilitate the delivery of customized telecommunications services to customers.

PENDING ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS IN THE EUROPEAN UNION

    In February 2001, the European Commission presented a proposal for a regulation that would require all European Union companies listed or preparing to list on a regulated market to prepare consolidated accounts in accordance with International Accounting Standards (IAS). This requirement would enter into force at the latest in 2005. European Union member states would have the option to extend this requirement to unlisted companies and to the production of individual accounts. The European Commission stated that the regulation would help eliminate barriers to cross-border trading in securities by ensuring that company accounts throughout the European Union are more transparent and can be more easily compared. The Commission also believes that this would in turn increase market efficiency and reduce the cost of raising capital for companies.

    If the regulation is approved and adopted at the European Union community level, all European Union member states, including Finland, would have to revise their national legislation accordingly. While we believe that the regulation will be approved and adopted in the European Union, we cannot currently estimate when the Finnish accounting, company and securities market legislation and regulations would be revised to give effect to the Regulation.

    The IAS Board, the body that is responsible for developing IAS, is also taking part in a world-wide accounting and financial reporting harmonization project through the International Organization of Securities Commissions (IOSCO). The aim of this cooperation is to provide mutually acceptable international accounting and financial reporting standards for use in multinational securities offerings and other international offerings. Already, a number of stock exchanges require or allow foreign issuers to present financial statements in accordance with IAS. Among other things, the cooperation within IOSCO, if successful, would result in the SEC allowing IAS reporting be used in the U.S. capital markets as an acceptable alternative to U.S. GAAP. While we believe that the current differences between IAS and U.S. GAAP will lessen in the future, we cannot currently estimate whether or when the differences between U.S. GAAP and IAS that are significant to us will be entirely eliminated.

    Due to the IAS Board's several ongoing improvement and convergence projects, we cannot currently estimate what the contents of IAS will be at the time when we may adopt them.

    We have, however, analyzed the potential implications for our financial reporting if we were to adopt IAS in its current form. Many of the principles of IAS as it currently stands would be reflected in a substantially similar way in our financial statements as they are under the reconciliation of our net income and shareholders' equity under U.S. GAAP. These principles include, among others, the purchase method of accounting to be applied to our acquisitions of Across Holding and iD2 Holding in 2000. In certain circumstances, some of the current provisions of IAS might result in a different outcome than under U.S. GAAP. These principles include, among others, the impairment testing of long-lived assets where U.S. GAAP employs expected future cash flows on an undiscounted basis to test for impairment, whereas IAS employs expected future cash flows on a discounted basis. In other cases, the principles of U.S. GAAP do not currently have corresponding guidance in IAS, or the current practice under IAS is unclear or uncertain. These areas include, among others, the accounting for stock based compensation, and accounting for Finnish pensions and other post-employment benefits.

    While we currently believe that the pending adoption of IAS would not lead to a significantly different financial position as we would report under U.S. GAAP, we cannot assure you that this will be the case when the IAS is ultimately adopted by us. Additionally, we are currently unable to assess how the pending adoption of IAS would affect our distributable funds and permissible maximum dividend payments, since we do not know how the appropriate provisions of the Finnish Companies' Act would be revised if IAS is adopted in Finnish legislation.

INFLATION

    Inflation in Finland as measured by the consumer price index during the years ended December 31, 2000, 1999, and 1998 was 3.4 percent, 1.2 percent and 1.4 percent, respectively. During the periods under review, inflation in Finland has not had a significant impact on our operating results. However, most of our associated companies operate in countries with rates of inflation higher than that of Finland. Other than Turkey and Russia, in which our associated companies Turkcell, Fintur and North-West GSM operate, respectively, none of such countries is currently experiencing hyperinflation. Changes in rates of exchange may or may not reflect differences in rates of inflation, making it difficult to quantify the individual or combined effects of these factors on reported income.

INTRODUCTION OF THE EURO

    In the beginning of May 1998, Finland was approved as one of the first 11 European Union member states to join Stage Three of the Economic and Monetary Union from its commencement date. Stage Three, which commenced on January 1, 1999, involves the eventual replacement of participating countries' national currencies with the euro. The final conversion rates of the euro and the currencies of the member states participating in Stage Three became effective from January 1, 1999. For the Finnish markka, such conversion rate is FIM 5.94573 to one euro. The euro is being introduced as an account currency through a transitional period which began January 1, 1999 and ends December 31, 2001. Beginning on January 1, 2002, euro notes and coins will be introduced and, from March 1, 2002, the euro will be the only means of payment in Finland.

    We established a management group in the first quarter of 1997 to analyze and establish guidelines for the conversion to a euro-operating environment. Our EMU management group and several working committees of the group have been analyzing the impact of the euro on a number of aspects of our business, including corporate finance, accounting, human resources, invoicing, pricing and legal matters. Each of our operating units has also established its own EMU working group to develop unit-specific strategies and operating plans to convert to a euro-operating environment and to analyze both threats and opportunities created by the introduction of the euro.

    We began providing customers with invoices in both euros and Finnish markkas as of January 1, 1999. We began reporting in euros for financial accounting purposes for the financial year that began on January 1, 1999. We also anticipate that we will set and pay our wages and salaries in euros and price our services in euros beginning January 1, 2002. We have not made any provision for the costs to prepare us for conversion to a euro-operating environment, and management is not currently in a position to make an accurate estimate of the amount of such future costs. However, in addition to other ongoing systems updates, we have made the necessary modifications to our existing telecommunications network and information technology software to permit us to bill, invoice and report in euros.

    We do not believe that the euro conversion will have a material competitive impact on our business operations. However, management does expect that we will face pressure from our subscribers to round down charges when publishing price lists in euros, especially with respect to retail price lists.

    We are not a party to any derivatives or other financial instruments that will need to be modified or closed out as a result of the euro conversion.

    We believe that the euro conversion will not result in the termination of any of our operative contracts which are material to our business or enable one party to break or change its contractual obligations. Furthermore, since the fall of 1997 we have been adding a clause to the contracts we enter into that provides for a substitution of the contract currency into euros (to the extent applicable) at or prior to the end of the transitional period.

WARRANTS TO PURCHASE SECURITIES FROM SUBSIDIARIES

    In November 2000, our subsidiaries Sonera Zed Ltd., Sonera SmartTrust Ltd. and Sonera Plaza Ltd. decided, with the approval of our board of directors, to establish their own stock option programs. Each of these subsidiaries adopted two separate stock option plans: one plan for the management and key employees and another plan for the rest of the employees. There are three classes of stock options under each plan. Under the terms of each stock option program, the stock option program cannot dilute our holding in the subsidiary by more than 15 percent. To date, stock options have been allocated only under the stock option plans for the management and key employees. No stock options have been allocated under any of the stock option plans for the other employees.

    Under the program for management, key employees and other employees, stock options may be exercised in three stages: after one, two or three years following the commencement of public trading in the subsidiary's shares. The exercise periods commence, however, at the latest, in December 2003 for A stock options, December 2004 for B stock options and December 2005 for C stock options. If the initial public offering does not take place by December 31, 2002, the stock options A1, B1 and C1 will be redeemed by the subsidiary. However, the stock options will not be redeemed if an independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date. Of the stock options offered for the management and the key employees, approximately 50 percent may be subscribed for at a predetermined price. The determination of the exercise price is based on an estimate by an independent external party of the subsidiaries' fair values at the time of introducing the stock option scheme. The remaining 50 percent of the management's and key employees' stock options, and the entire program for stock options intended for the other employees, will entitle their holders to subscribe for the subsidiary's shares at a price equal to the sale price to retail investors in each subsidiary's planned initial public offering or, in case the initial public offering does not contain any offering to retail investors, the share price for institutional investors.

    In June 2001, in response to adverse market conditions facing the telecommunications and related industries, we decided to establish a new 2001 employee stock option program for Sonera SmartTrust. Based on the sharp downward revision in our estimate of the market value of Sonera SmartTrust (i.e., in July 2001, we estimated that the market value of Sonera SmartTrust was approximately E250 million, an approximate 80 percent decrease from its estimated market value at the time the Sonera SmartTrust stock option programs were established in November 2000), we set the share subscription price for the 2001 stock options at E0.933 (or the nominal book value of the shares, whichever is higher), significantly below the share subscription price of E6.27 set under the Sonera SmartTrust 2000 stock option programs. Under the terms of the new program, the combined Sonera SmartTrust 2000 and 2001 stock option programs cannot dilute our holding in Sonera SmartTrust by more than 15 percent. At the same time, as a reflection of the change in our service businesses strategy and our plan to retain full ownership of Sonera Plaza, we decided to terminate Sonera Plaza's separate stock option plans. Sonera Plaza's employees will, instead, be given the opportunity to participate in Sonera's 1999 and 2000 incentive programs. We did not revise the terms of the Sonera Zed employee stock option plans.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General Principles For Financing And Financial Risk Management

    Our financing and our financial risks are managed according to directives issued by, and under the control of, our board of directors and our president and chief executive officer. Our financial management operations are centralized in our treasury and corporate finance units. Our treasury operates as our internal bank, and is responsible for the management of financing and financial risks.

    The financial management policy approved by the board of directors defines operational principles for the management of our finances, and the maximum permissible limits for financial risks. Our financial position and financial risks are reported to the board of directors on a regular basis. The objective of financing and financial risk management is to develop and maintain financing flexibility and to identify our financial risks (liquidity, interest rate, foreign exchange and credit risk) as well as protect us against these risks by creating a financially stable framework for developing our business operations.

    Derivative financial instruments are used in hedging foreign exchange and interest rate risks. We do not hold positions in derivative instruments for speculative purposes.

    We continuously evaluate the market risks of receivables and liabilities and derivative contracts, and the potential impact of these risks on our earnings by comparing the components of our financial instruments against market values and by estimating the sensitivity of changes in value to market factors.

Management of Exchange Rate Risk

    We seek to minimize the effects of exchange rate fluctuations on our earnings and financial position. We conduct our business mainly in euros.

    Changes in exchange rates between the euro and other currencies in which we have receivables, liabilities or other contractual items generate exchange gains and losses that impact our results of operations (transaction risk). Under our financial management policy, we hedge all significant transaction risks with forward exchange contracts, currency swaps and currency options. As of December 31, 2000, 1999 and 1998, the post-hedging open transaction risk of our Finnish companies group was about E1 million, E1 million and E5 million, respectively. A ten percent change in the value of the euro against all other currencies would have had an immediate impact of E0.1 million, E0.1 million and E0.5 million on our net income, assuming that the open transaction exposure would have been at the level of December 31, 2000, 1999 and 1998, respectively, and that no new hedging measures would have been taken.

    Changes in exchange rates between the euro and other currencies in which our foreign subsidiaries and associated companies report their results of operations and shareholders' equity to be included in our consolidated financial statements generate translation differences that affect consolidated shareholders' equity (translation risk). On December 31, 2000, our pro rata share of shareholders' equity in our non-euro subsidiaries and associated companies was E1,093 million as compared with E835 million and E465 million at the end of 1999 and 1998, respectively. During 1998, 1999 and 2000, we did not hedge our translation risks. The decision whether to hedge in each case is made by taking into account the impact of hedging on our results of operations and cash flows, as well as the circumstances in local currency and capital markets, including the level of interest rates and the liquidity of the market. As of December 31, 2000, 1999 and 1998, a ten percent change in the value of the euro against all other currencies would have had an immediate impact of E109 million, E84 million and E45 million, respectively, on our consolidated shareholders' equity, assuming that our pro rata share of shareholders' equity in our non-euro subsidiaries and associated companies would have been at the level of December 31, 2000, 1999 and 1998, respectively, and that no new hedging measures would have been taken.

    Turkcell and certain other subsidiaries and associated companies in highly-inflationary countries report their financial statements either adjusted for inflation, or in U.S. dollars instead of the local currency.

    The following table sets forth a breakdown of our consolidated shareholders' equity by currency on December 31, 1998, 1999 and 2000:

	As of December 31,
Currency
	1998	1999	2000
		(%)
Euro	68	54	66
Turkish lira	11	19	20
Latvian lat	8	10	6
U.S. dollar	—	7	—
Lithuanian lita	6	5	4
Estonian kroon	2	3	2
Other currencies	5	2	2

Total	100	100	100

Management of Interest Rate Risk

    Our net interest-bearing debt as of December 31, 2000 was E5,641 million, consisting of E5,794 million of interest-bearing loans and a E3 million bond loan with warrants issued to Sonera employees, partially offset by E156 million of cash and short-term investments. Our borrowings and the management of liquid funds are centralized in the treasury and corporate finance functions. With limited exceptions, subsidiaries manage their financing with intra-group loans.

    Interest rate risks include cash flow risk (changes in interest income and expenses when interest rates change) and price risk (changes in values of financial instruments when interest rates change). We manage our interest rate risks by diversifying our portfolio of investments and loans in fixed and floating rate instruments, and by using interest rate swaps, interest rate options and forward rate agreements.

    The calculation of interest rate risk exposure is based on the interest rate maturities of loans and other financial instruments used. The objective is to hedge against changes caused by a rise in the level of interest rates, taking into account factors such as prevailing interest rate levels, yield curves and volatilities. In accordance with our financial management policy, approximately 70 percent of our net interest-bearing debt as of December 31, 2000 and 1999, consisted of floating rate instruments (i.e., with interest maturities less than 12 months) and about 30 percent were fixed rate instruments (i.e., with interest maturities ranging from 12 months to five years) as of December 31, 2000 and 1999.

    The average interest rate for our interest-bearing debt, including the impact of hedging measures, was 5.37 percent and 3.75 percent on December 31, 2000 and 1999, respectively. A parallel change of one percentage point in the level of interest rates would have had an impact of approximately E19 million and E8 million on the annual net interest expense, assuming that our net interest-bearing debt were to remain at the level of December 31, 2000 and 1999, respectively, and that no new hedging measures were taken.

Management of Liquidity Risk

    Liquidity risks relate to the availability of sufficient funding for debt service, dividend payment, capital expenditure and working capital requirements. We seek to minimize our liquidity risks by maintaining sufficient cash flow from operations, by having sufficient financing reserves, and by distributing the maturities of our loan portfolio across different years.

    In accordance with our financial management policy, we seek to maintain our liquidity position (i.e., cash and short-term investments and committed long-term undrawn credit facilities less borrowings maturing within the next 12 months) at the level of at least E350 million. On December 31, 2000, our liquidity position totaled approximately E292 million, consisting of E156 million of liquid funds and E465 million of undrawn revolving credit facilities less E329 million of loans falling due during 2001. Loans falling due in 2001 do not include our E3,626 million short-term loan portion of the German UMTS license because we intend to finance the increase in short-term borrowings resulting therefrom through disposals of certain investments and through external non-recourse financing that will be arranged for the license-holding company in Germany. In addition, Sonera had a E700 million undrawn long-term bond-based credit facility and E202 million undrawn commercial paper program facilities.

    The following table sets forth maturities of long-term drawn-down loans and undrawn committed credit facilities on December 31, 2000 as well as amounts drawn and undrawn under such long-term loans and facilities:

Maturities	Drawn down	Undrawn	Total
	(in E millions)
Fall due by December 31, 2001	107	—	107
Fall due by December 31, 2002	4	62	66
Fall due by December 31, 2003	131	186	317
Fall due by December 31, 2004	114	155	269
Fall due by December 31, 2005	1,073	62	1,135
Fall due by December 31, 2006	33	—	33
Fall due by December 31, 2007	33	—	33
Fall due by December 31, 2008	121	—	121
Fall due by December 31, 2009	333	—	333

Total	1,949	465	2,414

Management of Credit Risk

    Financial instruments are subject to the risk that counterparties may be unable to meet their contractual commitments. Investments in financial instruments, including short-term investments of excess cash, long-term investments in debt securities and loans receivable, as well as the use of derivative instruments, are centrally managed by the Treasury, and are limited to such counterparties and amounts as are approved by our board of directors.

    The credit risk with respect to our trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis. Our credit monitoring includes processing current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.4 percent, 0.3 percent and 0.3 percent in 1998, 1999 and 2000, respectively.

Fair values of derivative financial instruments

    The following table presents the carrying values and fair values for derivative financial instruments, using exchange and interest rates current at the indicated balance sheet date. While the contract amounts presented for derivative instruments illustrate the scope of our hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of our risk exposure.

	As of December 31, 1998				As of December 31, 1999				As of December 31, 2000
	Contract amount	Carrying value	Fair value	Average maturity	Contract amount	Carrying value	Fair value	Average maturity	Contract amount	Carrying value	Fair value	Average maturity
		(in E millions)		(months)		(in E millions)		(months)		(in E millions)		(months)
Forward selling of foreign exchange
USD	39	—	(2)	2	43	(2)	(2)	2	50	3	4	3
SEK	1	—	—	—	19	—	—	5	48	1	1	3
HKD	14	—	—	—	—	—	—	—	—	—	—	—
GBP									17	—	—	5
NOK									16	—	—	1
Other currencies	1	—	—	—	—	—	—	—	9	—	—	6
Forward buying of foreign exchange
USD	—	—	—	—	61	3	2	2	125	(12)	(14)	3
DEM	576	—	—	—	—	—	—	—
ECU	194	(1)	—	—	—	—	—	—
SEK									3	—	—	1
Currency swaps — sell
SEK	2	—	—	1	—	—	—	—				—
Interest rate swaps
Euribor	244	—	(3)	32	604	7	(15)	69	2,103	36	36	48
Purchased interest rate options Cap options, Euribor	—	—	—	—	120	1	3	38	200	1	1	24

  For the carrying values and fair values of derivative instruments, a positive value represents receivable and a negative value represents liability.

BUSINESS

    Sonera Corporation is a stock corporation organized under the laws of the Republic of Finland. The Company was incorporated in the Republic of Finland on September 30, 1999 as a result of the merger of Sonera Ltd. into Sonera Group plc and renamed Sonera Corporation on October 1, 1999. Sonera Corporation's registered office is located at Teollisuuskatu 15, FIN-00051 SONERA, Helsinki, Finland. Our telephone number is +358-20401.

HISTORY

Overview

    We originated as part of a state organization, the Telegraph Office of Finland, which was created shortly after the founding of the independent state of Finland in 1917 and was responsible for state telegraph operations. The Telegraph Office initially operated a fixed long distance network and a number of local fixed networks and was merged with another state organization, Post of Finland, in 1927 to form the Post and Telegraph Office of Finland, subsequently renamed Post and Telecommunications of Finland. As an administrative entity, Post and Telegraph Office of Finland had a dual role as a telecommunications operator and as a regulator of the telecommunications market. In 1935, the Post and Telegraph Office of Finland became the only Finnish long distance and international call operator. The monopoly in long distance and international telephone services continued until 1992, at which time the Finnish Council of State began granting licenses to competing telephone operators. Practically all forms of national telecommunications services in Finland were opened to competition in 1994 when the market for the provision of domestic long distance and international telecommunications services was fully liberalized.

    As a first step towards making the structure of Post and Telecommunications of Finland more market-orientated, its supervisory functions were transferred to the Telecommunications Administration Centre (Telehallintokeskus), or TAC, established under the jurisdiction of the Ministry of Transport and Communications in 1987. On January 1, 1990, Post and Telecommunications of Finland became an unincorporated state-owned enterprise and its operations were separated from the state budget. On January 1, 1994, Post and Telecommunications of Finland was converted into a limited liability company, PT Finland, and its business operations and assets were divided into two principal business areas; postal services and telecommunications. PT Finland's postal service operations and telecommunications operations were then transferred into newly-created corporations, Finland Post Ltd. and Telecom Finland, while certain non-core operations were transferred to other subsidiaries within PT Finland. After incorporation, the group started operating entirely on commercial terms.

    In December 1997, the Finnish Parliament approved a gradual and partial privatization of Telecom Finland. As part of the privatization program, PT Finland's postal services and telecommunications operations were separated from each other by dividing PT Finland into separate telecommunications and postal services groups and placing Telecom Finland and some other subsidiary and associated companies of PT Finland under the telecommunications group. The demerger took effect on July 1, 1998.

The Demerger

    The demerger was effected principally to allow us access to the international capital markets and thus to implement a capital structure better suited to our needs and prospects. The demerger was also prompted by the expectation that, as a separate company, we would be better able to focus on our distinctive strategic objectives, operational needs and philosophies, capital requirements, personnel needs and resources, product development and marketing policies.

    Upon the effectiveness of the demerger, the shares of Telecom Finland, Tieto Corporation (currently, TietoEnator) and PT Credit Ltd. (currently, Sonera Gateway) and other assets and liabilities were transferred by operation of law to Telecom Finland Group plc, and the shares of Finland Post Ltd. and other assets and liabilities were transferred to Finland Post Group Ltd. After the completion of the demerger, PT Finland ceased to exist, and the Finnish State, as the former sole shareholder of PT Finland, received all of the outstanding shares of Telecom Finland Group and of Finland Post Group.

Share Split and Name Change

    After the demerger, in a series of meetings of the shareholders of Telecom Finland Group plc, the articles of association of Telecom Finland Group plc were amended to provide for an increase in the number of shares through two share splits as well as a change to the name Sonera Group plc. In addition, the share capital of Telecom Finland Group plc was resolved to be changed into euro denomination and the nominal value of the ordinary shares to be dropped on the basis of a legislative amendment promulgated in connection with the introduction of the euro. These changes took effect on January 25, 1999. The name change was motivated primarily by the anticipated change in our status from a state-owned company to a publicly owned corporation in connection with our initial public offering. In particular, our management believed that our previous name gave the impression of the company as a Finnish telecommunications monopoly, which is neither representative of our position in the Finnish telecommunications market nor reflective of our ongoing business strategy. In connection with the demerger, Sonera's principal operating subsidiary, Telecom Finland, assumed the name Sonera Corporation on April 15, 1998, which was subsequently changed to Sonera Ltd. in July 1998.

Merger of Sonera Group plc and Sonera Ltd.

    In February 1999, the board of directors of each of Sonera Group plc (presently, Sonera Corporation) and Sonera Ltd., a wholly-owned subsidiary of Sonera Group plc, resolved to merge Sonera Ltd. into Sonera Group plc, the stock exchange listed parent company of the consolidated group. The name of the combined entity was decided to be changed to Sonera Corporation upon completion of the merger. The merger was completed on September 30, 1999 while the name change took effect on October 1, 1999.

Initial Public Offering

    Prior to November 1998, all of our shares were owned by the Finnish State. In November 1998, the Finnish State sold 158,000,000 shares at the price of FIM 45 (E7.57) per share in an institutional offering in reliance on Rule 144A and Regulation S under the Securities Act of 1933 and in a retail offering in Finland. At the same time, we issued 2,000,000 shares at the price of FIM 40.5 (E6.81) per share in an employee offering. In connection with the November 1998 offering, our shares were listed on the Helsinki Exchanges.

Follow-on Offerings of Our Shares

    In October 1999, the Finnish State sold an additional 143,950,000 shares at the price of E23.75 per share, the sale of which reduced the Finnish State's holding in our shares to 57.9 percent. Approximately 50,000 investors participated in the retail offering in Finland, and more than 44,000 of them purchased shares with bonus rights. In October 2000, investors who participated in the bonus offering received, for no additional cost, an aggregate of approximately one million shares from the Finnish State. On March 7, 2000, the Finnish State sold an additional 22 million shares at the price of E92 per share to institutional investors on a private placement basis. The Finnish State currently holds 52.8 percent of our outstanding shares. In June 2000, the Finnish Parliament authorized the Finnish Government to lower the Finnish State's holding to zero.

    In connection with the 1999 offering, we applied for the quotation of our shares on the Nasdaq National Market in the United States. Trading in our shares on the Nasdaq National Market commenced on October 13, 1999.

BUSINESS OVERVIEW

    We are the leading provider of telecommunications services in Finland, one of the most sophisticated telecommunications markets in the world. Mobile communications, which accounted for approximately 55 percent of our total revenue for the first nine months of 2001, is our principal area of focus. In addition to being the leading mobile telecommunications provider in Finland, we have also made strategic investments in mobile operators in a number of other countries including Turkey, the Baltic States and Russia. In addition, we are a shareholder in several joint ventures that have been granted UMTS licenses in Germany, Italy and Spain. We have also committed substantial resources to the development of new services and applications for mobile communications as well as for data and media services.

    We are also one of the leading providers of domestic local, long distance and international voice services in Finland. We provide local voice services primarily in the more sparsely populated areas of eastern and northern Finland and a broad range of voice and data services to large corporate customers and small and medium enterprises, or SMEs, throughout Finland. We also have significant investments in fixed-line communications operators in the Baltic States.

    In the first nine months of 2001, we recorded revenues of E1,631 million, and an operating profit of E989 million (including non-recurring capital gains and other such items of E834 million). At September 30, 2001, we had total assets of E9,175 million and total net debt of E4,494 million.

DESCRIPTION OF GROUP OPERATIONS

Overview of Operations

    We are organized into five segments:

  •
  Mobile Communications Finland;

  •
  International Mobile Communications;

  •
  Service Businesses, which consists of businesses that focus on the development and sale of technologically advanced products and services;

  •
  Sonera Telecom, which includes our fixed-network voice and data services and our equipment sales and construction and maintenance businesses; and

  •
  Other Operations, which consists principally of intra-Group operations.

    In addition, we have significant interests in mobile and fixed-line telecommunications operators outside of Finland from which we derive equity income. See "— International and Other Significant Investments." The following chart sets forth our revenues broken down by segment as a percentage of our total revenues for the nine months ended September 30, 2001:

    International Mobile Communications and Other Operations each generated less than one percent of our revenues for the nine months ended September 30, 2001.

    We are primarily active in Europe and hold minority interests in companies in the United States and Asia. In the nine months ended September 30, 2001, substantially all of our revenues were derived from activities in Europe.

Significant Subsidiaries

    Sonera Corporation is the ultimate parent company of the Group and carries out our domestic mobile telecommunications operations comprising our Mobile Communications Finland segment. Our International Mobile Communications segment focuses on managing and developing our associated GSM operating companies and UMTS joint ventures. The operations of our Service Businesses are carried out through the following significant subsidiaries: (1) Sonera SmartTrust Ltd., (2) Sonera Zed Ltd., (3) Sonera Info Communications Ltd., (4) Sonera Plaza Ltd. and (5) Sonera Juxto Ltd.

    Our Sonera Telecom segment, which consists of our fixed network voice and data services and our equipment sales and construction and maintenance businesses, comprises the following significant subsidiaries: (1) Sonera Entrum Ltd., (2) Sonera Solutions Ltd., (3) Sonera Carrier Networks Ltd., (4) Primatel Ltd. and (5) Telering Ltd. The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sonera Corporation as of September 30, 2001:

Name of Company	Domicile	Percentage Owned
Primatel Ltd	Kuopio, Finland	100.0
Sonera Carrier Networks Ltd	Helsinki, Finland	100.0
Sonera Entrum Ltd	Helsinki, Finland	100.0
Sonera Gateway Ltd.	Helsinki, Finland	100.0
Sonera Info Communications Ltd	Helsinki, Finland	100.0
Sonera Juxto Ltd	Helsinki, Finland	100.0
Sonera Plaza Ltd	Helsinki, Finland	100.0
Sonera SmartTrust Ltd	Helsinki, Finland	100.0
Sonera Solutions Ltd	Helsinki, Finland	100.0
Sonera Telecom Ltd.	Helsinki, Finland	100.00
Sonera Zed Ltd	Helsinki, Finland	100.0
Telering Ltd	Helsinki, Finland	100.0
Unibase Ltd	Helsinki, Finland	100.0

Mobile Communications Finland

    We are the leading mobile telecommunications operator in Finland. For the first nine months of 2001, Mobile Communications Finland generated revenues of E907 million, of which external revenues amounted to approximately 55 percent of our total revenues for the period. We offer digital mobile services through our GSM 900 and GSM 1800 networks and analog mobile services through our NMT 450 network. Additionally, we began offering a GPRS service as a part of our GSM service in December 2000. Our market share of GSM subscriptions in Finland at the end of 2000 was greater than 60 percent. The aggregate penetration rate of digital and analog mobile communications services in Finland is estimated to be one of the highest in the world, having reached approximately 75 percent in August 2001.

    We are one of three licensed providers of GSM 900 networks in Finland. As at September 30, 2001, our GSM 900 network covered approximately 97 percent of Finland's geographical area and 99 percent of its population. We also hold one of four nationwide GSM 1800 network licenses. We use our GSM 1800 network as a cost-effective means of increasing the capacity of our GSM 900 network, predominantly in urban areas with significant amounts of mobile traffic. We offer a dual band service that can utilize both our GSM 900 and GSM 1800 networks through the use of dual band handsets. Our dual band zones cover over 70 percent of the Finnish population. As of September 30, 2001, approximately 47 percent of all our subscriptions were dual band. Most of our new subscriptions since the beginning of 2000 have been dual band. As of September 30, 2001, we had approximately 2.4 million GSM subscriptions, representing more than a 60 percent share of the total GSM market in Finland. Of these, approximately 2.1 percent were pre-paid subscriptions. We began offering a GPRS service as a supplementary feature to the majority of our GSM subscribers in December 2000. GPRS operates at a higher transmission rate than GSM, and allows for simultaneous voice and data transmission connections. Use of GPRS services requires a GPRS terminal.

    We are the only provider of analog mobile services in Finland through our NMT 450 network. Our NMT 450 network covers approximately 99 percent of Finland's geographic area and its population. NMT 450 mobile services will be discontinued on December 31, 2002 due to decreased monthly usage of our NMT 450 subscribers and the migration of NMT 450 subscribers to GSM services. We discontinued our NMT 900 mobile services on December 31, 2000 due to the decrease in the number of NMT 900 subscribers and the decreased average monthly usage of our NMT 900 subscriptions.

    We market our mobile services to residential customers under our Sonera IN marketing concept and to business customers under our mBusiness marketing concept. Sonera IN is a service package which offers comprehensive basic and supplementary mobile handset services. Sonera IN offers users basic mobile value-added services, including text messaging, voicemail, data and fax services and permits the user to activate his or her supplementary services on a self-service basis at a reduced cost. Sonera IN also provides users with access to high quality customer service through our call centers, which provide 24-hours-a-day, seven-days-a-week service. In addition, Sonera IN offers a variety of supplementary services, which range from GPRS transmission capability to location based services and entertainment, such as games and chat. These supplementary services are grouped into nine product families according to their purpose. Sonera mBusiness services are dedicated business solutions for corporate and smaller business customers.

Subscriptions

    The table below sets forth selected subscription data for our GSM and NMT services as of the dates specified:

	As of December 31,			As of September 30,
	1998	1999	2000	2000	2001
Subscriptions:
By type of service:
GSM(1)	1,596,897	1,938,644	2,281,916	2,179,564	2,398,087
NMT	334,987	197,597	55,863	114,616	42,681

Total subscriptions	1,931,884	2,136,241	2,337,779	2,294,180	2,440,768

By type of subscription:
Business(2)	431,739	453,615	480,191	476,002	495,598
Residential(2)	1,500,145	1,682,626	1,857,588	1,818,178	1,945,170

Total subscriptions	1,931,884	2,136,241	2,337,779	2,294,180	2,440,768

(1)
Includes combined data with respect to our GSM 900 and GSM dual band services.

(2)
Business and residential subscriptions have been divided according to tax identification number.

    The growth in our total mobile subscription base is due to the increase in the number of GSM subscriptions. The rapid increase in the number of our GSM subscriptions since 1995 is attributable to a number of factors, including the quality and innovative nature of our services, our active marketing, our introduction of targeted tariff packages and the increasing number of subscribers who have switched from NMT services to GSM services. We expect GSM subscriber growth to slow in the future due to the high penetration levels in Finland of approximately 75 percent. We believe, however, that we have new means to grow revenue and profitability through initiatives such as new data services and cost-control programs, as well as through the continuing evolution of Finland as a wireless telecommunications environment in which subscribers may have more than one mobile connection. However, we expect that the growth of our mobile subscriber base will continue to slow down in the future.

    We also believe that we have one of the lowest churn rates for GSM services in Europe. "Customer churn" refers to GSM customer deactivations that occur either voluntarily, due, for example, to customers switching to a competing network or terminating mobile service altogether, or involuntarily, due, for example, to bill non-payment, but excludes cases in which the registered owner of the subscription changes but the user remains the same (as in the case where a person has his or her individual subscription transferred to a company subscription). Our annualized customer churn rate was 9.7 percent, 9.7 percent and 12.1 percent for the nine months ended September 30, 2001 and the years ended December 31, 2000 and 1999, respectively. We attribute our low GSM churn rate to a number of factors including the general prohibition against handset subsidies in the Finnish market, the existence of only one nationwide GSM 900 network competitor operating in the market until the beginning of 2001 (there are currently two licensed competitors with nationwide GSM 900 network licenses), the high quality of our customer service, our computerized credit checking procedures and the innovative services we offer. Because of the general prohibition against handset subsidies in the Finnish GSM market, a subscriber has little incentive to terminate his or her subscription and enter into a new subscription to obtain a more modern handset at a subsidized rate, as is the practice in most other European countries.

    In recent years, we have experienced a high migration rate in our NMT services. Increased migration of NMT customers has resulted principally from analog subscribers switching to digital services. The majority of our disconnecting NMT subscribers have become our GSM subscribers. As a result of these developments, we discontinued our NMT 900 service at the end of 2000. We will also discontinue our NMT 450 service at the end of 2002. The Finnish telecommunications authorities have released the spectrum previously allocated to our NMT 900 operations to our GSM operations and to the GSM operations of Radiolinja in proportion to our respective market shares, and have reserved spectrum for the GSM 900 operations of Finnish 2G.

Traffic

    The table below sets forth selected traffic data for our GSM and NMT services for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	1998	1999	2000	2000	2001
Total traffic (in millions of minutes)(1)	2,452	3,173	3,724	2,746	3,137
Average monthly minutes of use per subscription(2)	116	130	139	139	146

(1)
Includes outgoing mobile to mobile and mobile to fixed-line calls.

(2)
Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic for our services by the average number of subscriptions for the period for both types of service divided by the number of months in the period.

    Growth in total traffic on our GSM network since 1997 is principally due to the growth in our GSM subscriber base. Continued traffic volume growth on our GSM network will depend on a number of factors, including pricing and the availability of new services, general economic conditions, the overall mix of our subscriptions and the level of competition for obtaining new subscriptions. In addition, we believe that the growth of usage per subscription has partly offset increases in the number of lower volume residential subscribers to our GSM services.

    Our NMT networks have experienced a continued decline in total traffic since 1995, attributable primarily to the steady decrease in the number of subscribers for these services. Because of the rapid decline in recent years in average traffic per NMT 900 subscriber, as most higher volume NMT 900 subscribers switched to GSM services, we discontinued providing NMT 900 services at the end of 2000. NMT 450 mobile services will be discontinued on December 31, 2002 due to decreased monthly usage of our NMT 450 subscribers and the migration of NMT 450 subscribers to GSM services.

Tariffs

    We charge subscribers an initial connection fee, monthly subscription charges and traffic charges for outgoing calls based on minutes of use and for outgoing SMS messages based on the number of messages sent. Subscribers are not charged for incoming calls (other than calls received while roaming) although Sonera receives interconnection fees from other telecommunications service providers for these calls. See "Operating and Financial Review and Prospects — Overview — Interconnection Arrangements." In 2000, traffic revenues, including interconnection and roaming revenues, accounted for approximately 84.7 percent of Mobile Communications Finland's revenues, while monthly subscription charges, initial connection fees and complementary service charges accounted for approximately 11 percent. While charges for the provision of mobile communications services are not subject to direct regulation in Finland, Finnish telecommunications regulation and competition law subject operators with a significant market power or dominant market positions, including us, to cost-based and non-discriminatory pricing requirements. See "— Regulation."

    Airtime is billed in per-second intervals under all of our GSM and NMT pricing plans. We also have a GPRS service which is priced based on the amount of data transmitted. We provide a number of value-added services to our subscribers at no additional monthly service fee, including voice mail and SMS messaging services. Subscribers are charged monthly service fees for other value-added services, such as smart phone back-up service, and are charged per-minute or per-transaction fees for other services such as value-added SMS messaging services and GSM services. In general, international tariff rates vary depending upon the country called rather than the tariff plan selected. Roaming rates vary depending upon the terms contained in the individual roaming agreements and the relevant foreign mobile network operator.

Interconnection

    Under Finnish telecommunications regulations, we are required to provide interconnection to our mobile communications network for calls to and from competing domestic operators. See "— Regulation — Interconnection." Pursuant to interconnection agreements with other operators with which our mobile network interconnects, we receive fees for terminating incoming calls that originate from other mobile telecommunications operators.

Non-voice revenues

    The importance of non-voice services to our mobile operations has increased in recent years as customers have become familiar with SMS messaging, the means by which many of our value-added services are provided. The use of non-voice services increased by 36 percent in 2000 as compared to 1999, accounting for E114 million, or approximately 11 percent of revenues from Mobile Communications Finland in 2000, as compared to E84 million or eight percent of revenues in 1999. For the nine months ended September 30, 2001, non-voice services accounted for E

102 million in revenues or 11 percent of revenues, as compared to E81 million or 10 percent in the corresponding period in 2000. We expect that the share of non-voice services as a percentage of total Mobile Communications Finland's revenues will continue to grow in the long term. The following is a description of the most significant mobile non-voice services that we offer.

SMS communication services

    In May 1995, we introduced SMS, which allows users to send text messages with up to 160 characters from one mobile handset to another as well as to other communication devices. In 2000, our GSM subscribers sent 618 million SMS messages, an increase of 41 percent from 1999. During the nine months ended September 30, 2001, our GSM subscribers sent 541 million SMS messages, as compared to 434 million in the corresponding period in 2000, representing an increase of 25 percent. SMS messages are billed on a per message basis, with a charge of E0.17 per message, including VAT, as of December 31,2000 (other than the Easy pricing plan, under which SMS messaged are charged at E0.33 per message, including VAT). We also offer a number of services that utilize SMS messaging technology, including transmission of an SMS message to a fax machine or a GSM e-mail address and group SMS messaging that enables a user to send an SMS message to a group of recipients selected by the user. A subscriber to our e-mail notification service can have e-mail messages received by his personal computer automatically forwarded as an SMS message to his mobile handset.

High Speed Circuit Switched Data

    Our mobile infrastructure provides a platform for wireless data applications including e-mail and access to corporate LANs. To increase the data capacity of our mobile networks, we have completed the installation of multislot HSCSD software in our network. HSCSD increases the transmission speed of a single slot from 9.6 Kbps to 14.4 Kbps and allows a single user to utilize up to four timeslots at the same time and with data transmission speeds of up to 43.2 Kbps. As a result, HSCSD supports a greater number of mobile applications.

GPRS services

    We have also focused on the implementation of GPRS, a packet-switched technology whereby cellular base stations can be connected directly to the Internet, bypassing the switching systems presently used to connect mobile traffic to the fixed-line network, improving mobile data transmission. We launched our GPRS service in December 2000 in the Helsinki area as well as in Turku, Tampere and Oulu and their immediate surroundings. The GPRS service was added as a supplementary feature to Sonera GSM subscriptions, and has been functioning throughout Finland since March 2001. Our GPRS service currently achieves a transmission rate of up to 100 kbits per second, however, the first terminals entering the market can only operate up to a speed of approximately 20 kbits per second.

SMS and WAP-based content services

    We also offer a wide variety of SMS-based content services. Among the most popular services are directory services, which enable a subscriber to look up a person's telephone number or to identify the holder of a telephone number using SMS messaging, account query services, that enable the subscriber to obtain the current balance of his or her mobile bill, and different ringing tone and icon services.

    In August 1999, we became the first operator in the world to launch information services intended for WAP compliant mobile handsets. WAP is an industry standard protocol, which allows delivery of Internet-based services to mobile phones through selection menus. We are developing WAP services together with a number of content providers and system integration partners. While our current services offered through a WAP platform include, among other things, our account query service and directory assistance service, we plan to make most of our existing SMS content services WAP compliant.

    Our customers can use their mobile handsets also for executing various transactions, such as wireless telebanking, storing of back-up files for smartphones, modifying mobile subscriptions on-line, purchasing goods from vending machines and sending SMS postcards.

Additional subscription options

    In addition to basic voice services and non-voice value-added services, we provide our mobile subscribers with complimentary voice traffic related services such as caller identification, blocking of caller identification, call waiting and blocking of pay-per-call services and SMS services. Users can also block all incoming or outgoing SMS messages or both. Our services also include a reminder service, which sends an SMS message to the user then the amount of his or her monthly bill exceeds the limit defined by the user. In addition, we offer a blocking service that allows the user to call to only a limited number of predefined recipients. We also offer services with no subscription fee but which are charged on a transaction basis such as basic call forwarding, conference calling and voicemail. We also offer subscription fee based services such as call forwarding with certain special features. These services are available for both analog and digital mobile networks.

International Roaming

    Roaming agreements with mobile telecommunications operators in foreign countries allow our mobile telephone subscribers to make and receive calls outside of Finland and for subscribers of foreign networks to make and receive calls through our mobile network in Finland. As of September 30, 2001, we had roaming agreements with 214 operators. Our GSM roaming currently covers 110 countries or areas including all industrial countries on all continents — with the exception of Japan and Korea.

    These roaming agreements allow our GSM subscribers to access the telecommunications operators' respective networks by using their own SIM cards in a GSM handset. Our analog NMT 450 systems offer subscribers only limited international roaming in countries that have adopted the NMT 450 standard, including the Nordic Countries, Russia and the Baltic States.

    In general, when a Sonera subscriber uses the services of a GSM network operator in another country, we are responsible for the payment of charges for those services in accordance with the corresponding GSM network operator's roaming tariffs. We pass these charges on to the relevant subscriber, together with a surcharge of five percent. Similarly, when a customer of a foreign GSM network operator uses our GSM network, we charge that foreign GSM network operator for the call at our roaming tariff rate.

Other Mobile Communications Operations

    We also provide a range of other mobile communications services, including mobile satellite services, mobile logistic services and paging. Some of these, such as mobile satellite services, complement our main GSM and NMT mobile services. In general, these services target specific customer groups and generate relatively modest revenues. However, we consider these services important insofar as they enable us to provide a broad spectrum of mobile communications services to our customers.

Mobile Satellite Services

    We provide global satellite services for inbound and outbound communications to and from areas outside of conventional mobile telecommunications coverage areas by means of satellite transmission through satellites owned and operated by New ICO Global Communication (Holding) Ltd., Inmarsat Ventures Plc, Eutelsat Ltd., Intelsat Ltd. and New Skies Satellites N.V. We own minority equity interests in New ICO, Inmarsat Ventures, Eutelsat, Intelsat and New Skies Satellites N.V. Within Finland, our satellite services complement our conventional terrestrial wireless services through cellular expansion of our services to the most remote areas in northern Finland and open sea areas along the Finnish coast. Through our satellite services, we are able to offer mobile communications to airlines and ships as well as customers with overseas working sites that might otherwise be beyond the reach of terrestrial voice or data connections. In April 2000, we launched a new global areas network (GAN) satellite service, which is implemented by means of the Inmarsat satellite system in the Finnish market. The GAN service makes it possible for customers who are in remote areas outside the coverage of other communications systems to access the Internet. In addition, we are taking part in the development of the Global Mobile Personal Communications Satellite, which is expected to introduce more efficient and economical satellite communications solutions and extend the use of such satellite service solutions to larger customer groups.

    We also provide the so-called GSM Remote Net Service, which can deliver GSM services using a satellite path. This system is ideal for peacekeeping operations, on-site construction and other international projects where building a network is either impractical or uneconomical.

Mobile Logistic Service

    Mobile logistic control services involve the installation of terminals in trucks and other vehicles which allow for the monitoring of transportation and delivery of goods using our wireless network. We provide logistic control services primarily to the freight transportation industry. Other mobile logistic services we offer include data information and dispatch systems used by taxi and limousine services as well as Mobitex fleet management and logistic data services, which are primarily used by the forest industry and field maintenance service providers.

Paging Services

    We offer two paging services. The market for pagers has declined in recent years due to the increased use of GSM services and, in particular, increased use of SMS messaging. We will discontinue the operation of our paging services in their current form by December 31, 2001. However, we expect to continue using certain advanced paging solutions applications in the context of wireless automation services.

Distribution

    We market our mobile telecommunications services to residential subscribers primarily through independent distributors and to corporate subscribers primarily through our direct sales force.

    Our principal distributor is the independent Sonera IN dealer network, which accounted for approximately 95 percent of our new residential subscriptions for the year ended December 31, 2000. The Sonera IN dealer network, which has acted as the non-exclusive distributor of our mobile telephone subscriptions since 1990, is currently comprised of approximately 1,100 outlets in Finland, including specialty stores for mobile telecommunications equipment, home electronics stores and department stores. While Sonera IN dealers principally offer Sonera mobile subscriptions, they may also sell other operators' subscriptions. However, our major partners have devoted themselves to selling our subscriptions and services, but also offer other alternatives upon request of customers. Major distribution chains providing our services and subscriptions are Telering, Päämies-Kauppiaat Ltd., Expert, Tekniset, Musta Pörssi, Desk and Data-Info. We have also an ownership interest in Telering, Päämies-Kauppiaat and Data-Info. Our distribution network was further strengthened in 2000 through a distribution arrangement with the R-Kioski chain, which has over 700 convenience stores located throughout Finland, under which R-Kioski stores began selling Sonera Easy-services. Easy-services consists of service packages offered to subscribers containing a SIM-card, certain basic services and air time worth approximately E50.

    We pay our distributors a fixed sign-up commission per subscription, which is the same for all distributors, and fees for other services. Unlike in many other countries, mobile operators in Finland are restricted from subsidizing the price of a mobile handset in connection with the sale of a mobile subscription. The commission received by the distributor under our commission scheme is divided into four allotments, each of which becomes payable after the sale of the subscription, provided that, among other things, the subscriber is accumulating traffic and is current in the payment of his monthly mobile bills. The final portion of the commission is paid to the distributor 18 months after the subscription sale. The new commission structure is intended to give distributors an incentive to develop closer relationships with their customers, and to enhance the dealers' role in customer care and customer retention and thereby reduce churn. We also provide some additional incentives to dealers classified as "authorized dealers" based on subscription volume, service quality and other factors as provided in our distributor guidelines as well as marketing support principally through common advertising campaigns. All dealers are authorized to use our software systems for on-line subscription activation, and some dealers, depending on the nature of our agreement, may receive additional compensation for performing tasks which otherwise would be the responsibility of our own customer service department.

Subscriber Management and Billing

    Before activating a mobile subscription, we verify the information that the subscriber provides in its subscription application and perform a credit check on the subscriber. Authorized and expert dealers generally have an on-line connection with our mobile activation system through which we can verify information contained in the application, as well as perform the credit check using our newly-installed intelligent credit evaluation system. If the subscriber information is verified and the credit check is satisfactory, we can activate the mobile connection within approximately five minutes. If the subscription application is rejected by our automated system, the application is then forwarded to our customer service department for handling. Mobile connections for customers submitting applications to non-authorized dealers are generally activated within two business days. Deposits are generally required for higher credit risk subscribers.

    Our mobile subscribers are billed monthly. To reduce costs, we generally do not bill subscribers with balances below certain net thresholds but, instead, transfer the balance to the next month's billing cycle. Subscribers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the subscriber's bank account, some deferred payment options for which the subscriber is charged a fee, and aggregated bills for subscribers with families who maintain more than one subscription. In conjunction with certain major Finnish commercial banks, we have also introduced a new billing service through which subscribers can receive and pay bills via the Internet. Customers of Sonera Solutions and of our Business and Residential Services unit can receive bills showing integrated charges for mobile telecommunications, fixed-line voice services and data and media services on one bill. We can also provide, at the customer's request, detailed calling information on the bill, including, subject to some exceptions, numbers called and time and length of calls. In addition, subscribers can verify their balances with our balance inquiry services or receive notification from a balance reminder service in the event that their pre-defined balance level is exceeded.

    Our mobile communications customer care and billing system is responsible for all customer information required for customer management and billing. In early 1999, Sonera introduced an SMS-based mobile billing service, which allows subscribers to receive their mobile bills directly to their mobile handsets. Customers are also able to manage their subscriptions and settle their bills on-line via the Internet. For corporate customers, we provide a network bill, where the invoice is sent in XML format directly into the customer's accounting system.

    We have established a uniform policy for dealing with delinquent subscriber accounts. Written reminders are sent to subscribers who fail to pay their bills within seven days after the due date and, if payment is not received within 14 days after the first reminder is sent, the subscriber connection is barred. If payment is not received within 13 days after the disconnection, we will send a second reminder. If payment is still not received within 65 days of the original bill, we will terminate the subscription. In 2000, approximately 60 percent of our mobile bills were paid in full within the due date, 85 percent before the first reminder was sent, which is 21 days after the sending of the invoice, and 98 percent of our mobile bills were paid within 14 days after the first reminder was sent.

    Our customer service department actively monitors our exposure to credit loss and subscriber fraud. We utilize advanced software that, in addition to processing current credit information on subscribers from third-party sources, tracks subscribers' bills on a daily basis and identifies unusual activity. Our credit control managers monitor data regarding subscribers' account activity and credit history and carry out our credit control policy guidelines. In the event of unusual activity, our credit controllers may take a variety of actions including selectively barring some functions, such as entertainment services, sending invoices ahead of the billing schedule or terminating the subscription. As a result of our credit evaluation system, active monitoring program and strictly enforced program regarding accounts receivables, losses due to credit loss and subscriber fraud were approximately 0.3 percent of our 2000 revenues and 0.2 percent of our revenues for the nine months ended September 30, 2001.

Customer Service

    Our Mobile Communications Finland segment has a separate customer service department serving both our mobile subscribers and dealers. The mobile customer service department is principally responsible for maintaining our subscriber database, answering billing inquiries, answering subscriber complaints, checking subscriber credit, opening new subscriptions for non-expert dealers and selling additional mobile value-added services to existing subscribers. Our customer service department operates call centers at different locations in Finland that operate 24-hours-a-day, seven-days-a-week and are linked together by a common database and an automated call delivery system. Call center services are segmented into a number of different categories, including fault reporting, billing, major accounts and general subscriber and dealer support. In 2000, our mobile telecommunications call centers handled over 6 million calls. Our call centers are largely automated, offering subscribers access to product and price information and enabling a subscriber to order a number of value-added services without the assistance of a call center representative. In addition, other customer services we offer, such as an SMS-based account inquiry service and Internet price and product listings, allow our subscribers to access information regarding their mobile accounts and order new products and services without the need to contact our call centers.

Technology and Infrastructure

    As of September 30, 2001, our GSM 900 network covered approximately 97 percent of Finland's geographical area, and 99 percent of the Finnish population. Our NMT 450 network covered approximately 99 percent of Finland's geographical area and population. Our GSM 900 network has been designed for handheld terminals while our NMT 450 network was initially built as a network for vehicle-installed terminals. In February 1998, we launched a GSM dual band service, which allows our subscribers to use both the 900 MHz and 1800 MHz frequency bands for making mobile calls.

Network Infrastructure

    The infrastructure of a mobile communications network, whether analog or digital, consists of (1) a radio network comprising base stations, which communicate by radio signal with mobile handsets in their cells, as well as antenna systems and masts, (2) a core network comprising base station controllers, which control call set-up, signaling and maintenance functions, as well as the use of radio channels in one or more base stations, and other network management systems, (3) mobile switching centers, which control the circuit switched core network, (4) GPRS packet switched service nodes, (5) home and visitor location registers, which not only contain information regarding subscribers and roaming users utilizing the network but also authorize their network usage, and (6) cabling and other transmission of devices to connect different components of the network. To save costs, we have utilized components of our existing networks as part of our build-out of new networks. For example, our base station sites typically contain both NMT and GSM base stations. Similarly, our mobile network uses our fixed-line network to connect mobile switching centers to interconnection sites and for trunk transmission of all mobile traffic that terminates beyond the mobile caller's local cell (i.e., the geographical area covered by a single base station in a mobile communications network). In addition, our GSM 1800 switching network has been entirely integrated with our GSM 900 network.

    In addition to standard infrastructure, mobile networks commonly contain several service platform elements. All of our networks contain platforms for basic services such as voice mail, call waiting and call forwarding. Our GSM networks have also been equipped to provide a platform for higher level value-added services such as home call, SMS-based content services, Privatel services and Mobicentrex services. We have also installed network elements which enable the use of WAP handsets. In addition, our mobile infrastructure provides a platform for wireless data applications including e-mail and access to corporate LANs. To increase the data capacity of our mobile networks, we have completed the installation of multislot HSCSD software in our network. HSCSD increases the transmission speed of a single slot from 9.6 Kbps to 14.4 Kbps and allows a single user to utilize up to four timeslots at the same time and with data transmission speeds of up to 43.2 Kbps. As a result, HSCSD supports a greater number of mobile applications.

    We were the first operator in the Nordic countries to launch a mobile phone service based on packet-switched data transmission. We have updated our existing GSM network through the installation of packet switched GPRS network elements provided by our existing component suppliers, Nokia Corporation and LM Ericsson. GPRS allows transmission speeds high enough to support effective running of Internet applications and requires use of a GPRS terminal. Our GPRS service, which was launched commercially in December 2000, will be able to reach transmission rates of up to 100 kbits/s, although the first terminals can only utilize a speed of approximately 20 kbits/s. The GPRS network has functioned throughout Finland since March 2001.

    In 1999, we received a license to operate a third generation mobile communications network in Finland. We plan to open the UMTS network for technical testing purposes in Finland on January 1, 2002, and, assuming the availability of UMTS network infrastructure and handsets, commercial third generation network services by the end of 2002. In December 2000, we signed an agreement to build our UMTS network in cooperation with Nokia and signed a three year agreement with Nokia Networks under which Nokia will deliver equipment such as core network and radio network equipment and maintenance services for the Finnish UMTS network. Additionally, we entered into a three year agreement with LM Ericsson in December 2000 under which Ericsson will supply us with the base station system for our UMTS network in Finland. The implementation of GPRS technology and the anticipated implementation of UMTS technology is expected to enable mobile networks to transfer data at sufficient speeds to support a wide range of data and media applications. We are participating in the standardization process for these new technologies and are actively evaluating the possible applications and services that such technologies will provide. See "Operating and Financial Review and Prospects — Research and Development."

    To guard against various technology related risks, we are using components manufactured by two different suppliers in our networks and have installed central elements of our network in a number of different geographical locations. We have also secured the system's transmission lines by building alternative backup routing.

Network Capacity and Quality

    Using our network management system, we regularly monitor capacity, congestion and utility of our network elements. The capacity of mobile telecommunications systems is dependent upon, among other things, the amount of spectrum available for transmission within the frequency band allocated to the network operator.

    Our primary challenge in meeting the market's capacity demand is in the Helsinki metropolitan area, which has approximately 25 percent of Finland's population. However, the introduction of dual band service and its strong acceptance by subscribers has enabled us to more economically meet capacity demand through the build-out of new 1800 Mhz band based network capacity in the high density areas. In addition, we secure the availability of capacity by installing micro- and pico-cells in high density areas and integrating intelligent features into our network. In addition, with the termination of our NMT 900 services, 900 MHz frequencies allocated to our NMT 900 service have been reallocated by the Finnish regulatory authorities to our GSM 900 operations as well as to those of Radiolinja and Finnish 2G. The 450 MHz band will be allocated for PAMR service pursuant to relevant EU guidelines. The reallocation of NMT 900 frequencies has further improved our ability to handle our constantly growing GSM traffic volume. Currently, we are not facing significant capacity restraints in any of our service areas.

Development Plan

    We view the further development of our networks as an ongoing process. We intend to continue building new base stations, adding cells to existing base stations and updating the technology of our existing networks. Recently, as a result of changing customer behavior and expected growth of cellular data traffic, the focus of our network development activities, especially in densely populated areas, has shifted to improve indoor coverage of our networks, in particular in areas such as shopping malls, underground parking garages and subway tunnels. In addition, we have installed a number of base stations to improve the quality of our network coverage within the offices and production facilities of some of our major corporate customers. The new mobile communication technologies that we have or which we are in the process of implementing, including HSCSD, GPRS and UMTS, have or can be placed on top of our existing GSM infrastructure through selected installation of new network elements.

    Our capital expenditures relating to our mobile communications operations totaled approximately E124 million in 2000 and E71 million in the nine months ended September 30, 2001. We intend to direct most of our capital expenditures in mobile value added service and billing platforms, GPRS capacity extension and UMTS network expansion. We have not invested in the expansion of our NMT network since 1997. See "Operating and Financial Review and Prospects — Capital Expenditures and Investments."

International Mobile Communications

    Beginning January 1, 2001, we divided the Mobile Communications segment into two separate segments: Mobile Communications Finland and International Mobile Communications. International Mobile Communications focuses principally on managing and developing our holdings in international GSM operators and third generation joint ventures. Earnings in those companies that are classified as associated companies continue to be included in our consolidated accounts in accordance with the equity method of accounting. The International Mobile Communications area derives revenues and incurs expenses from ongoing business conducted with our associated GSM operating companies and our UMTS joint ventures. For example, the International Mobile Communications segment derives substantially all of its revenues from the provision of technical, management and other services by us to our associated GSM operating companies and our third generation joint ventures, including the temporary transfer of Sonera employees to such companies. International Mobile Communications' expenses consist mainly of personnel expenses related to employees that have been temporarily transferred to our associated GSM operating companies and our third generation joint ventures, travel expenses and consultant service fees. International Mobile Communications generated revenues of E5 million in 2000 and E3 million for the nine months ended September 30, 2001.

Service Businesses

    In 2000, our Service Businesses generated revenues of E254 million, or approximately ten percent of our total revenues for the period. For the nine months ended September 30, 2001, our Service Businesses generated revenues of E233 million, or approximately 11 percent of our total revenues for the period. The following table sets forth the revenues of our Service Businesses for the periods specified:

	Year ended December 31,			Nine months ended September 30,
	1998	1999	2000	2000	2001
	(in E millions)
Service Businesses	127	175	254	180	233

    Our Service Businesses segment consists of businesses that focus on the development of innovative communications, content and e-commerce applications and services that can be delivered through mobile, fixed or cable television networks. To date, the Service Businesses segment has focused principally on bringing the full benefits of the Internet to mobile communications.

    Our Service Businesses segment includes the following six businesses:

  •
  Sonera SmartTrust,

  •
  Sonera Zed,

  •
  Sonera Plaza,

  •
  Sonera Info Communications,

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  Sonera Juxto, and

  •
  New Communication Services.

    We have committed to substantially decrease future expenditures on our Service Businesses by, among other things, closing down or selling the operations of Sonera Zed in countries where transaction volumes have not reached satisfactory targets, streamlining Sonera SmartTrust and Sonera Plaza and by selling or closing down all technology ventures within New Communication Services. Our aim is to cut the EBITDA loss of our Service Businesses to no more than E40 million in 2002, as compared to a loss of E303 million and E217 million in 2000 and the nine months ended September 30, 2001, respectively, and for the segment to achieve break-even EBITDA in 2003. Our plan to reduce expenditures on new services business may have a negative effect on the commercial development and market acceptance of our technologically advanced services and may limit the future revenue generating potential of such services.

    Nonetheless, we believe that the competencies we have developed through our Service Businesses, including the development and commercialization of wireless and Internet-based value- added services and secure transaction technologies, are important for the long-term development of our business. We expect these kinds of services and technologies will play an important role in the development of the wireless Internet and third generation services, and we believe that our existing competencies in these areas will help us to launch advanced mobile data and third generation services in the future.

Sonera SmartTrust

    Sonera SmartTrust, which is our wholly-owned subsidiary, is a software company specialized in providing infrastructure software for managing and securing wireless services. The company was formed as a result of the combination of three companies in the year 2000: Sonera SmartTrust, Across Holding and iD2. Sonera SmartTrust, Across Holding and iD2 specialized in wireless PKI security, SIM management software and PKI security, respectively.

    Sonera SmartTrust's main customers are wireless operators, financial institutions and Trust Centers, which are specialized entities that manage and verify the identification components of a security infrastructure. SmartTrust currently has over 65 operator customers and over 160 corporate customers worldwide. SmartTrust has two segments: a wireless delivery platform for operators and an infrastructure for digital identity management. Currently, these two industries are distinct, but we expect that they will converge over time. In wireless technology, Sonera SmartTrust is a global market leader in leveraging second generation telecommunications technology for innovative services, and it also has products and a business plan for GPRS and UMTS.

    Wireless Operators.  For wireless operators, Sonera SmartTrust offers SmartTrust Delivery Platform. Sonera SmartTrust launched version 5.2 of its SmartTrust Delivery Platform in October 2001. Sonera SmartTrust offers four major value propositions to mobile operators:

  •
  Remote management of SIM-cards using the over-the-air ("OTA") platform. This function is used by operators to, among other things, change roaming preferences or initialize services remotely. SIM vendors offer similar platforms that can be used to manage their SIM cards, but SmartTrust Delivery Platform supports 14 major SIM vendor's cards. Sonera SmartTrust currently has approximately a 75 percent global market share in this business.

  •
  Delivery of Wireless Internet services through SMS channel. To provide this service, the operator needs Wireless Internet gateway functionality from the SmartTrust Delivery Platform and Wireless Internet Browser-equipped SIM-cards. Sonera SmartTrust technology allows delivery of menu-based value-added services to any user with a standard GSM handset, whether or not the handset is browser-enabled. Given that the replacement of SIM-cards is much more economical for the operator than the replacement of handsets, this technology is appealing to operators in the current economic climate. Sonera SmartTrust has over half of the market for SIM-based wireless internet platforms globally.

  •
  SmartTrust Card Personalization System, which makes it possible for operators to purchase pre-personalized SIM-cards from SIM vendors, and manage the personalization in-house either centrally or at the point-of-sale. There has been renewed interest in this technology with the emergence of third generation telecommunications technology, which will require USIM (or SIM cards for third generation telecommunications networks) personalization.

  •
  Trusted Operator services, which make it possible for operators to add security into their Wireless Internet offerings. This can be achieved by using Wireless Internet Browser-enabled SIM-cards that also include security plug-ins. Depending on the level of security required, operators can choose to use either symmetric 3DES-security, which is easy to implement, or advanced PKI-security, which meets the requirements set in most jurisdictions concerning digital signatures. By offering secure services, operators can strengthen their hub position in the wireless economy, and enable secure financial transactions, legally binding digital signatures or wireless virtual private network (VPN) connections for their corporate customers.

    Financial Institutions.  For financial institutions, SmartTrust offers smart-card based security for corporate and retail banking.

    Trust Centers.  For Trust Centers, or Certificate Authorities, Sonera SmartTrust offers a complete platform for managing digital identities using PKI technology. Sonera SmartTrust is focused on the high-end, so-called Trusted Third Party, segment that requires strong security and needs smart card support to be able to provide legally binding digital signatures. In the Trusted Third Party segment of the market, Sonera SmartTrust has over 50 percent of the market share in Europe. Taking into consideration the whole PKI product market, Sonera SmartTrust had approximately 4 percent of the global market for year 2000. Some customers also use Sonera SmartTrust technology for their in-house Trust Centers.

    The Sonera SmartTrust product family includes the following elements, which can be used as stand-alone products or combined into a larger system:

  •
  SmartTrust Delivery Platform with an OTA-platform for remotely managing SIM-cards and a Wireless Internet Gateway for providing menu-based value-added services;

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  SmartTrust Card Personalization System for personalization of SIM-cards and smart cards;

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  SmartTrust Certificate Manager and OCSP Responder for managing digital identities using PKI technology; and

  •
  SmartTrust Personal for PCs and SmartTrust WIB for SIM cards. Wireless Internet Browser-equipped SIM cards are manufactured by SIM vendors based on SmartTrust specifications.

    Sonera SmartTrust recorded revenues of E18 million for the year ended December 31, 2000 and pro forma revenues of E25 million, which give effect to the acquisitions of Across Holding and iD2 as if they had occurred on January 1, 2000. Revenues for the nine months ended September 30, 2001 were E21 million. Revenue backlog for the nine months ended September 30, 2001 was E15.0 million. In the year 2000, Sonera SmartTrust earned 61 percent of its revenue from software licensing fees, 22 percent from professional services related to product installation and maintenance and 17 percent from other sources, including third party products. The revenues from license fees are scalable, so that the size of a deal depends on both the number of customers using the products and the amount of use that the products get. As a result, Sonera SmartTrust derives additional revenue from an increase in both the number of customers and the amount of use.

    Sonera SmartTrust has a global scope of operations. In the year 2000, 78 percent of revenue came from the Europe, Middle East and Africa region, 15 percent from the Asia-Pacific region and six percent from the Americas. The proportion of revenue coming from outside of the Europe, Middle East and Africa region has further increased in 2001. SmartTrust's head office and research and development operations are centralized in Finland and Sweden, and there are sales offices in Germany, the United Kingdom, Italy, Spain, Hong Kong, Singapore and the United States. Sonera SmartTrust is investing in building indirect distribution for its products.

    In the course of updating the strategy and business plan for Sonera SmartTrust, it became evident that the future cash flow expectations of Sonera SmartTrust were lower than at the time we completed the acquisitions of Across Holding and iD2 in April and June of 2000. As a result of these and other findings, we recorded an impairment loss of E704 million under U.S. GAAP for the year ended December 31, 2000 to reduce the carrying value of the goodwill and identified intangible assets related to the acquisitions of Across Holding and iD2. See "Operating and Financial Review and Prospects — Overview — Acquisitions of Across Holding and iD2 Holding; Impairment Loss Related to Acquisitions under U.S. GAAP."

    In January 2000, we created a wholly-owned subsidiary, Sonera SmartTrust Oy and transferred the assets related to the Sonera SmartTrust business to that subsidiary. While we have announced our intention to sell a portion of our interest in Sonera SmartTrust in 2000, unfavorable market conditions have led us to delay any potential sale of Sonera SmartTrust. We are investigating the possible sale of Sonera SmartTrust as well as other strategic alternatives for the subsidiary.

    We believe that Sonera SmartTrust possesses unique competence and a well-positioned product range for managing and securing wireless e-services.

    Set forth below are certain important developments regarding the business operations of Sonera SmartTrust:

  •
  Sonera SmartTrust announced a joint development and marketing agreement with MasterCard International to enable mobile devices equipped with Sonera SmartTrust's secure wireless technology to support the family of payment products of MasterCard and its European strategic partner, Europay International.

  •
  In January 2000, Sonera SmartTrust, together with eQ Online Corporation, an advanced online brokerage firm in Finland, announced a secure, SMS-based stock exchange transaction service. The service uses Sonera SmartTrust digital signature technology and 1,024 bit RSA data encryption to allow the customers of eQ Online's service to buy and sell stocks using their mobile handsets in a highly secure manner.

  •
  In November 2000, Sonera SmartTrust entered into an agreement with Graphium Card, which will allow customers of Sonera SmartTrust's SmartTrust Certification Management solutions to outsource the production of PKI-enabled smart cards to the Nordic card system specialist Graphium. As a result of this agreement, Graphium will offer its services to certification authorities using Sonera SmartTrust Certificate Manager for the management of certificates and cryptographic key pairs.

  •
  In December 2000, Virgin Mobile Australia selected Sonera SmartTrust to deliver a wireless service management solution that will allow personalized mobile e-services to be delivered to its users. SmartTrust Delivery Platform will allow Australia's newest mobile operator to deliver its information services to a handset-based browser bringing Internet-based services to the large, existing base of users who do not own WAP handsets.

  •
  In March 2001, Sonera SmartTrust announced that Vodafone and the Radiocommunications Agency, an executive agency for the Department of Trade & Industry of the United Kingdom, will run, based on Sonera SmartTrust's digital signing technology, an initial mobile digital signature trial, the first secure mobile digital signature trial in the United Kingdom, testing the effectiveness of digital signatures within mobile e-commerce.

  •
  In March 2001, Sonera SmartTrust entered into a partnership agreement with ACI Worldwide, a leading international provider of enterprise e-payment solutions, pursuant to which the two parties will jointly market and promote their software to telecommunications and financial institutions.

  •
  In July 2001, Sonera SmartTrust and SchlumbergerSema announced the receipt of an order from Cingular Wireless, the second largest wireless carrier in the United States, to provide a GAIT Over-The-Air (OTA) solution, being one element that will allow Cingular Wireless' customers to use a handset that works in both TDMA and GSM markets, including integration with the SchlumbergerSema GAIT Short Messaging Service Centre, Cingular Wireless' billing systems, and Sonera SmartTrust's GAIT OTA platform. GAIT is the networking function that enables subscribers to roam between GSM and TDMA networks.

  •
  In August 2001, Sonera SmartTrust teamed up with Pulso Tecnologia, Brazil's leading technology firm, to bring its mobile e-services solutions to the Latin American marketplace. Pulso Tecnologia will serve as a value-added reseller for Sonera SmartTrust's complete line of solutions. Through Pulso Tecnologia, Sonera SmartTrust will offer Latin American operators its over-the-air platform, wireless Internet gateway and security solutions, as well as security platforms for the fixed Internet.

  •
  In September 2001, Sonera SmartTrust marked its entry into the Japanese market by partnering with Toshiba Corporation. The partnership will ensure the delivery of Toshiba USIMs (Universal Subscriber Identity Module) cards and vendor-independent USIM management systems to mobile operators in the Japanese 3G market.

  •
  On October 29, 2001, Sonera SmartTrust announced that it would focus its business more clearly on the two business units: one for service platforms sold to mobile operators and one for smart card and SIM card-based Internet security solutions. In addition, Sonera SmartTrust has began negotiations with employees with the aim of reducing personnel by approximately 150 people.

Sonera Zed

    Zed is an international mobile services business that we launched in Finland in October 1999. Zed services are provided through Sonera Zed Ltd., one of our wholly-owned subsidiaries, that was incorporated in February 2000. Zed provides entertainment and information services to mobile handsets. These services are delivered principally through text messaging (SMS), but also via WAP. Subscribers can receive Zed either (1) on a "pull" basis — that is, subscribers can access the services by sending a key word or command via SMS, or via WAP to a Zed access number or (2) on a "push" basis, by which Zed services are sent to subscribers based on the subscriber's pre-arranged specifications. Zed is currently available to approximately 149 million mobile phone users through mobile operators in nine countries, although, as explained below, we intend to scale back our operations to the countries of Finland, Germany, the Philippines, Italy, Singapore and the United Kingdom. Zed services are currently available through the following operators:

  •
  Finland — Sonera, Radiolinja, Telia,

  •
  Italy — TIM,

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  Germany — D1, D2 Vodafone, E-Plus and Viag Interkom,

  •
  the Philippines — Smart Communications,

  •
  the Netherlands — KPN Mobile, Libertel,

  •
  Singapore — Mobile One,

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  Turkey — Turkcell,

  •
  the United Kingdom — Vodafone, BT Cellnet, and

  •
  the United States — AT&T.

    As part of our plan to substantially reduce expenditure by our Service Businesses segment, we plan to close down the services offered by Sonera Zed in countries where transaction volumes have not reached satisfactory targets, including the Netherlands, Turkey and the United States, and to scale back overall marketing costs and other operating expenditures of Sonera Zed's mobile value-added services. Following this restructuring, we estimate that Sonera Zed will be available to approximately 110 million mobile phone users. We expect that our plan to reduce expenditures on Sonera Zed may have a negative effect upon the commercial development of Sonera Zed's services and may limit the future revenue generating potential of such services.

    During 2000, revenues were generated mainly from SMS-based services used by individual mobile phone users. Zed generated revenues mainly from per-transaction fees and also from subscription-based fees. We have also derived some additional revenues from WAP services and from mobile marketing solutions (where Zed works with corporate customers to provide sponsorship style services). During the nine months ended September 30, 2001, approximately

7.3 million individual customers used Zed services. In the month of September 2001, users recorded over 20 million transactions.

    Zed's competitive strength lies in developing and providing targeted entertainment, information and communication services for delivery through mobile handsets. Zed's platform is specifically designed for the mobile environment. It is highly scalable and capable of handling at least 50 transactions per second. Its architecture is very flexible and allows different kinds of applications ranging from basic information services to complex communication services to be delivered to end-users. The platform is also capable of running services in any language. As of September 30, 2001, Zed operated in seven different languages.

    Zed works with more than 100 content providers globally and locally to develop content based services and offers operators the know-how to convert content and context to meet local specifications. We believe that mobile operators have chosen to work with Zed in order to offer their subscribers a broader choice of mobile services and thereby gain additional revenue and reduce subscriber churn.

    Zed's most popular services include ringtones, icons, news, traffic information, stock quotes, weather, horoscopes and Zed finder. Popular new services launched in 2000 include Tarot cards, healthcare and Fisu, an interactive fishing game. In 2001, Zed launched, among other things, anonymous SMSs, virtual friend and a mobile dating service.

    The mobile value-added services business is facing increasing competition worldwide, particularly in the WAP-based market. Zed's competitors include mobile phone operators, Internet portals, equipment manufacturers and software companies.

    As its technical platform is specifically designed for the mobile environment, we believe Zed is well placed to exploit application and service developments such as location-based services and radio network technology developments such as GPRS and UMTS. One of Zed's main strengths is its ability to track customers' buying habits, both with respect to which services are used and how they are offered. In addition, Zed provides localized services which are geared to the requirements of each country or region and provides services in the subscriber's local language. Thus, customers who have global roaming agreements with their operators can receive Zed services abroad in their own language.

    On October 29, 2001, Zed announced that it had begun negotiations with employee representatives concerning its plan to reduce Zed's workforce by approximately 130 people. The negotiations are part of a refocusing of Zed's business in line with Sonera's new corporate strategy announced on October 22, 2001.

Sonera Plaza

    Sonera Plaza Ltd., one of our wholly-owned subsidiaries, provides multi-access ISP, cable television and portal services and a variety of other Internet-related services. Sonera Plaza had approximately 240,000 Internet customers as of September 30, 2001. As part of our new strategy, Sonera Plaza will focus principally on the Finnish market with the aim of maintaining its position as the leading ISP, cable television and portal services provider in Finland.

    Sonera Plaza is the leading provider of consumer Internet access in Finland with a market share of approximately 32 percent as of September 30, 2001. Sonera Plaza offers dial-up, as well as ADSL and cable access services on the rapidly growing broadband market. Sonera Plaza also offers a variety of other Internet services to its access customers such as firewalls, virus scan, web encyclopedia and a product family of leased PCs with Internet access. Sonera Plaza is also investigating wireless access modes in order to be well positioned to take advantage of the convergence of PC, television, cable television, Internet and mobile communications technologies.

    Sonera Plaza is also the second largest cable television service provider in Finland and offers a variety of innovative cable television services, including cable television Internet access. Sonera Plaza was also the first company to offer high speed data cable television services in Finland. Currently, Sonera Plaza provides cable television access to approximately 145,000 households through its own broadband cable network, giving Sonera Plaza a 15 percent share of the Finnish cable television market. In addition to traditional cable television, Sonera Plaza offers two-way cable television Internet access allowing high speed access up to 2 Mbps to the Internet. Sonera Plaza's cable Internet services are currently being expanded to the major cities in Finland covered by our cable network.

    Sonera Plaza's portal service, www.soneraplaza.fi, is the most frequently visited portal in Finland, recording approximately 1.5 million monthly users during the first nine months of 2001. The popularity and variety of our portal service has enabled Sonera Plaza to emerge as the leading online advertising media in Finland, with a cumulative market share of 37 percent as of September 30, 2001.

    Sonera Plaza's portal offers multiple content and services, including news, information and entertainment to targeted demographies. Sonera Plaza's portal also aggregates media content, including, for example, search, auctioning and dating services. Sonera Plaza's e-commerce services are based on partnering with strong retailer brands, and it has a mutual funds supermarket covering almost 50 percent of the Finnish market.

    Sonera Plaza also investigates and pilots technologies and services in order to publish multimedia content in multiple digital formats. In 1995, Sonera Plaza became the first telecommunications operator in the world to deliver audio and video material through the Internet by means of its Live service. Live targets companies that deliver multimedia material through the Internet or through intranets or extranets. Through Sonera Plaza's Live service, business and residential customers can integrate multimedia material onto their Internet sites. Currently, Sonera Plaza's portal offers content in streaming media format, for example, news clips, music videos and short television programs, and Sonera Plaza is also developing content provision to new mobile devices.

    Set forth below are some important recent developments regarding Sonera Plaza's operations:

  •
  In February 2000, Sonera Plaza launched a new product family, Sonera Internet PC. Products of Sonera Internet PC include a leased PC, Internet access, required software, maintenance, insurance and user support. In January 2001, Sonera Plaza introduced a version of Sonera Internet PC with a laptop computer.

  •
  In January 2001, Sonera Plaza acquired several consumer Internet services from WOW-Verkkobrandit Oy, including www.fi, the most popular search service in Finland.

  •
  In May 2001, Sonera Plaza acquired Huuto.net from Bukowski Oy, the most frequently used Finnish consumer auction site.

  •
  In July 2001, Sonera Plaza sold its Dutch subsidiary, Sonera Plaza Nederland B.V., to Tiscali B.V. The sale completed the disposition of the assets of Sonera Plaza Nederland that began with the sale of Sonera Plaza Nederland's Internet access business to N.V. Multicable (Primacom AG as guarantor) in May 2001.

  •
  In October 2001, Sonera Plaza and the Buena Vista Internet Group, a Walt Disney company, announced an agreement to launch a Finnish language version of Disney Blast, an online entertainment service for children and families offering a variety of original educational games, puzzles, activities and interactive storybooks with Disney's trademark characters. Under the terms of the three year agreement, Sonera Plaza has the exclusive rights to market Disney Blast in Finland.

Sonera Info Communications

    Our directory services business was incorporated on December 1, 2000 as Sonera Info Communications Ltd. On November 6, 2001 we entered into a letter of intent with 3i Investments plc pursuant to which we have agreed to sell Sonera Info Communications and our shares of Conduit plc and 118 Ltd. for a total consideration of E125 million. We expect to sign a definitive agreement by year-end 2001 and expect this transaction to close, subject to certain conditions, in the first quarter of 2002.

    Sonera Info Communications operations comprise electronic and operator-assisted directory services and printed telephone directories. Sonera Info Communications, which is the leading provider of electronic and operator assisted directory services in Finland, is also a forerunner in developing directory services that can be accessed via a mobile handset. Sonera Info Communications, for example, provides Sonera Zed with an electronic directory service called Zed finder which can be utilized either via the Internet or GSM- or WAP-based handsets. Sonera Info Communications' directory services, such as Sonera Finder, provide customers with a variety of information including mobile and fixed-line telephone numbers and addresses as well as Web-and e-mail addresses. Sonera Info Communications' operator-assisted directory services provide customers access to directory information in more than 200 countries. Operator-assisted directory services also include call completion services. In addition to Finland, Sonera Info Communications has also begun to offer its services in a number of European countries through a variety of subsidiaries and joint ventures.

    Sonera Info Communications also publishes printed directories in all areas of Finland where Sonera provides fixed-line services. Sonera Info Communications is involved in the production of yellow pages through Suomen Keltaiset Sivut Oy, a joint venture in which we hold a 30.2 percent interest. Under the agreement among the owners of Suomen Keltaiset Sivut, revenues from advertisers are credited to that telephone company which is the principal provider of fixed-line services to such advertiser.

    To facilitate the centralized collection of information on Finnish telephone subscribers, Sonera Info Communications, together with the Finnet Group and other telecommunications providers in Finland, established Directory Assistance Services Finland Corporation for the purpose of maintaining a joint subscriber database. Directory Assistance Services Finland, of which Sonera Info Communications holds a 40 percent interest, provides a common database to the publishers of telephone directories, including Sonera Info Communications and other telephone companies operating in a particular directory area, and to those service operators that provide directory assistance services or Internet directory services. Sonera Info Communications employs approximately 950 persons.

    Set forth below are certain important recent developments regarding the business operations of Sonera Info Communications:

  •
  In May 2000, we established 118 Ltd. in the United Kingdom together with Conduit Plc, an Irish directory services company. 118 Ltd. began operations in February 2001 and offers national directory services to Telewest Communications Group in the United Kingdom. We hold a 45 percent interest in 118 Ltd., and we have also acquired a ten percent holding in Conduit Plc. In light of the anticipated deregulation of the U.K. telecommunications market we expect significant business opportunities for 118 Ltd. to develop in the future.

  •
  In May 2000, we acquired a controlling interest in Intra Call Center S.A., a French company providing call center and directory assistance services. In the initial stage, we acquired a 51.1 percent holding in Intra Call Center, and in October 2001 we acquired the entire remaining share capital of Intra Call Center. Our goal is to make Intra Call Center a leading directory service provider in France. Intra Call Center offers both national and international directory services. In addition, in June 2001, we launched a new public directory assistance service named 3211 that offers French customers national and international directory assistance information.

  •
  In February 2001, we acquired a 25.5 percent interest in Metro One Telecommunications Inc., the leading provider of directory services to mobile users in the United States.

  •
  In July 2001, Sonera Info Communications entered into an agreement with Chinese-based Beijing NewPalm Technology Ltd for the delivery of electronic directory services to customers of the Chinese mobile communications operator China Mobile in Peking. In October 2001, NewPalm commenced its operations.

Sonera Juxto

    Sonera Juxto has its principal operations in Finland and Sweden. Sonera Juxto was formed to serve the corporate information and communication technology market and it aims to become a leading provider of application and management services and to develop mobile application services. Sonera Juxto enables customers to purchase applications as a service package together with development, maintenance and updating services. In addition, Sonera Juxto provides infrastructure management services covering workstations, mobile smart phones and other wireless communications devices, LANs, remote networks, servers and other data processing platforms and customer applications.

    Sonera Juxto was formed in Finland on April 13, 2000 by incorporating Sonera's application and management service businesses. In Sweden, Sonera Juxto operates through Sonera Juxto AB, which began operations on January 1, 2001, following our acquisition of the entire share capital of the Swedish application management services company, Frontec Support and Operations AB in December 2000. Sonera Juxto GmbH was established in Germany in July 2001 and is in the process of organizing its business structure and processes and launching application services in the German market. Sonera Juxto International is a business and product development unit responsible for global business strategy, service concept and product development and the management of the companies in the Sonera Juxto Group. As of September 30, 2001, Sonera Juxto had approximately 750 employees.

    Sonera Juxto offers selected application services and provides applications for customer relationship and supplier relationship management, e-commerce, teamwork communication and office administration. Mobility can be added to all applications, allowing the user to access a company database through a terminal device from any location. Sonera Juxto also offers services in the areas of system environment and terminal device management, application maintenance, development and user support.

    Sonera Juxto's business solutions include advanced business applications for customer relationship management, supplier relationship management, including delivery chain management and mobile logistics, and e-commerce. In November 2001, Sonera Juxto began providing customer relationship management tools as an ASP service.

    Sonera Juxto's productivity solutions provide mobile applications for office administration and support functions relating to personnel productivity, teamwork and communication. Along with the availability of mobile solutions, the user may, in addition to using desktop and laptop computers, utilize Sonera Juxto's software through, for example, WAP terminals and PDAs with a wireless connection.

    Sonera Juxto's enabling and management services provide information technology environment management, security, application and system maintenance and development, as well as user support features. The aim of Sonera Juxto's system management services is to ensure the operation of a customer's information systems, including servers, LANs, remote networks and other data processing platforms and workstation environments, such as PCs, laptops, PDAs and phones. These integrated management services are also an important element of Sonera Juxto's goal of monitoring service level management for its ASP services.

    Sonera Juxto also provides Internet hosting services, which enable subscribers to establish a World Wide Web site on one of Sonera Juxto's servers. Sonera Juxto's hosting service is principally devoted to creating and maintaining basic home pages for small- to medium-sized enterprises. Sonera Juxto also offers an enhanced hosting service for larger companies or organizations which conduct essential parts of their business through the Internet. Additional features offered through the hosting service include closed user groups, through which the customer can restrict access to its World Wide Web site, database connectivity tools and data encryption. Set forth below are certain important recent developments regarding the business operations of Sonera Juxto:

  •
  In April 2000, Sonera Juxto began offering Microsoft software and Lotus applications to its customers via the Internet. Sonera Juxto was the first Finnish company to provide Microsoft products on-line. Sonera Juxto's agreement with Microsoft covers both Microsoft Office 2000 and Microsoft BackOffice. Sonera Juxto's customers can also rent Lotus applications via the Internet. In May 2000, Sonera Juxto entered into an agreement with SAP Aktiengesellschaft to assist SAP in delivering SAP's management services applications to corporate customers in Finland.

  •
  In January 2001, Sonera Juxto deployed Citrix application server software which is an integral part of its ASP initiative. In addition, Sonera Juxto joined the Citrix iBusiness Application Service Provider program which gives Sonera Juxto access to Citrix' application server software on a "pay-as-you-go" license basis.

  •
  In February 2001, Sonera Juxto announced a technology co-operation with Fenestrae that enables Sonera Juxto's applications to be accessible from mobile handsets. These mobility-enabled services are already available in Finland, and Sonera Juxto expects the services to be available in Sweden in late 2001.

  •
  In February 2001, Sonera Juxto began offering cities and municipalities in Finland a financial management system adapted from the mySAP.com solution as an ASP service. The mySAP.com financial management system helps to free local governments from the costly maintenance of their information technology systems.

  •
  In March 2001, Sonera Juxto International made an investment in Dutch-based Siennax International, a leading ASP provider in Europe.

  •
  In July 2001, Sonera Juxto began to offer Hewlett-Packard's products as a part of its system management and ASP services in Finland. The application service provider agreement between Sonera Juxto and Hewlett-Packard covers Unix and Netserver servers, disk systems, backup equipment, web products and support services. The products will serve as the platform in Juxto Care management services.

  •
  In August 2001, Sonera Juxto and Oy Unisys Ab entered into a cooperation agreement for the provision of Sonera Juxto's system management and infrastructure services to the foreign agencies of Finnish companies. Pursuant to the agreement, Oy Unisys Ab will provide local support for Sonera Juxto's system management products worldwide. Currently, the agreement covers the Nordic countries, most of Europe, including the United Kingdom, the United States and Canada. Sonera Juxto expects that the agreement will be expanded to parts of Asia based on customer demand.

New Communication Services

    New Communication Services focuses on developing new mobile Internet services and on assisting us in making the transition from second generation to third generation mobile products and services. As part of our new strategy, New Communication Services will be refocused to serve primarily as an internal corporate research and development unit. In carrying out its research and development activities, New Communication Services analyzes promising ideas and concepts, employing both business development and technology experts. New Communication Services will employ approximately 400 people after the implementation of the announced restructuring.

    New Communication Services has developed several innovative services both for consumers and the business-to-business market, including Sonera Positioning Services ("SPS"), Mobile Pay (also known as Sonera Shopper), Sonera Mobile Marketing and Sonera Industrial Services. Through SPS, Sonera has become the world's first mobile communications operator to offer positioning services that can be deployed by all GSM mobile phones via voice, WAP data call and text message connections. New Communication Services' SPS solution is designed to work with all existing mobile handsets having SMS, voice call or WAP capabilities and is able to determine the location of a mobile user and deliver a wide variety of wireless value-added, location-based applications and services to a user's mobile device. In addition, other positioning technologies such as GPS (Global Positioning System), TOA (Time of Arrival) and E-OTD (Enhanced Observed Time Difference) can be integrated into New Communication Services' positioning services. Since the fall of 2000, New Communication Services has offered SPS services to all of its GSM subscribers in Finland. SPS also supports GPRS networks and is expected to support UMTS networks when they become commercially available. We believe that SPS will be the basis for most mobile value-added services in the future.

    Mobile Pay allows mobile users to pay for various types of content, services and products without relying on operators, banks or credit card companies. For example, New Communication Services has entered into agreements with third parties to softdrink vending machines with GSM technology, allowing consumers to order and pay for soft drinks by mobile phone. New Communication Services also began testing Mobile Pay in certain restaurants in the Helsinki city area, offering customers the possibility to pay for meals by mobile phone. Other services of New Communication Services include Sonera Mobile Marketing which enables companies such as advertising agencies, exhibition centers and others to include the use of mobile marketing in their marketing portfolios.

    In the business-to-business sector, Sonera Industrial Services, a unit of New Communication Services, focuses on providing targeted e-business solutions designed to assist its customers in tailoring their operations to the networked economy. In addition, Sonera Industrial Services aims to assist its customers in better utilizing their business centers to increase their productivity and competitiveness in networked business environments.

    As part of our new strategy, the research and development activities of New Communication Services focus on internal product development and applied research in the areas of software architectures, network and service management, portals and content management, location based services and third generation networks. New Communication Services has also formed research partnerships with software vendors, universities and other research institutes. In addition, nearly all technology ventures within New Communication Services have or will be sold or are in the process of being closed down.

Sonera Telecom

    Our Sonera Telecom segment is comprised of several distinct lines of business, each of which occupies a leading position in the Finnish telecommunications market. The principal lines of business of our Sonera Telecom segment include fixed network voice services, data services, leased lines, equipment sales and construction and maintenance. In total, our Sonera Telecom segment generated revenue of E1,020 million in 2000, or approximately 36 percent of our total revenues for the period. For the nine months ended September 30, 2001, our Sonera Telecom segment generated revenues of E760 million, of which external revenues amounted to approximately 34 percent of our total revenues for the period.

    The following table sets forth the revenues of our Sonera Telecom segment by principal lines of business for the periods specified:

	Year ended December 31,			Nine months ended September 30,
	1998	1999	2000	2000	2001
	(in E millions)
Fixed network services:
Domestic voice	258	250	247	187	169
International voice	128	120	109	80	115
Data services	149	168	165	123	117
Leased lines	25	32	52	36	42
Equipment sales	96	114	125	82	91
Construction and maintenance	31	24	34	17	21
Other services	260	272	288	210	205

Total	947	980	1,020	735	760

Fixed Network Voice Services

    We provide a full range of fixed network telecommunications services for both residential and business customers. Our fixed network voice services provide access to local calling, domestic long distance calling and international calling. Despite increased competition since the liberalization of fixed network services in Finland in 1994, our fixed network voice services have continued to be a stable source of revenue, generating E386 million, E370 million and E356 million in revenues in 1998, 1999, and 2000, respectively. For the nine months ended September 30, 2001, our fixed network voice services generated revenues of E284 million compared to revenues of E267 million in the corresponding period in 2000.

Domestic voice services

    Domestic voice services comprise local voice services and long distance voice services.

    Local Voice Services.  In 2000, our local voice services generated net sales of E198 million. In 2000, we had a market share of 98 percent in our traditional service areas, located principally in the more sparsely populated areas of eastern and northern Finland. In addition to us, 46 local telephone companies provide local telephone services in Finland and have maintained, to a large extent, monopolies in their traditional local service areas, which cover most of the larger towns and urban areas of Finland. We have a share of approximately four percent of the market in the traditional service areas of the local telephone companies based on subscriber connections.

    The following table sets forth information regarding our total access lines in Finland as of the dates indicated:

	Year ended December 31,			Nine months ended September 30,
	1998	1999	2000	2000	2001
Standard lines:(1)
Residential	541,368	497,481	466,864	474,282	448,976
Business	115,156	107,058	95,125	96,719	90,841

Total	656,524	604,539	561,989	571,001	539,817

ISDN lines:(1)
Residential	5,013	9,057	13,328	12,301	14,415
Business	19,759	28,168	34,187	32,946	36,798

Total	24,772	37,225	47,515	45,247	51,213

2 Mbps lines(1)(2)	2,820	3,721	3,815	3,767	3,928
Equivalent lines:
Residential	551,394	515,595	493,520	498,884	477,806
Business	239,274	275,024	277,949	275,621	282,277

Total	790,668	790,619	771,469	774,505	760,083

Total lines by location:
in our traditional service areas	699,570	673,871	652,724	657,632	635,075
outside of our traditional service areas	91,098	116,748	118,745	116,873	125,008
Line growth (% per period):
in our traditional service areas	(2.2)	(3.7)	(3.1)	n/a	(3.4)
outside of our traditional service areas	23.5	28.2	1.7	n/a	7.0

(1)
Principles for keeping access line statistics were changed in the beginning of 1999. Prior to the change, residential ISDN lines were registered both as standard and ISDN lines. Certain 2 Mbps lines were also registered both as standard and 2 Mbps lines. Information for periods prior to 1999 has not been restated.

(2)
Subscribers for 2 Mbps lines are exclusively business users.

    As of September 30, 2001, we had 760,083 total access lines in Finland, as compared to 774,505 as of September 30, 2000. The number of total equivalent lines we install annually has decreased slightly over the past few years. Despite liberalization of the local calling market in 1994, there has been little competition in the Finnish local call market because charges for leasing existing local operators' networks remain high principally because potential new entrants would have to build out their own network infrastructure to offer local service. We are installing fiber optic loops in the largest cities in Finland and are marketing direct local access to business customers in those areas. We believe that the usage of our fixed network will shift from voice services to data, Internet and media applications and that competition for local customers in the heavily populated areas of Finland will increase as charges for leasing existing operators' networks fall and customers choose service providers based on the quality of customer service and their range of service offerings which are, to an increasing extent, going to be based on ADSL and other broadband technologies as well as the Internet Protocol. We further believe that, while local access competition in our sparsely populated service areas will remain more limited than in urban regions, the number of local access customers in such regions will decline as customers move to urban areas and the use of mobile phones increases.

    In May 2000, we began offering consumers the ability to subscribe for a broadband service based on ADSL technology. The service known as Sonera Home ADSL uses existing telephone cables and has a transfer rate of up to two megabits per second. This service provides a quicker connection to the Internet via the Sonera Internet ADSL service improving consumer's ability to, for example, download web pages, play games and transfer files. In addition, the transmission capacity of the ADSL technology will enable the provision of other services which require the transmission of large amounts of data including video calls and conferences as well as other e-commerce applications. By the end of 2000, we offered ADSL on a nationwide basis. Subscribers to our ADSL broadband service receive an always-on Internet connection at a fixed monthly price without separate usage or call charges.

    Local Access GSM.  The population decrease in our traditional operating areas in Eastern and Northern Finland, together with the growing shift in voice traffic toward mobile communications has led us to explore the possibility of providing local access to these regions using GSM technology. In September 2000, we launched a pilot project in Northern Karelia involving the replacement of the fixed network telephone connections of approximately 100 consumer customers with GSM technology. Using the GSM technology, the quality of the voice connections was maintained, and in some cases improved. In addition, the new technology did not represent an increase in cost to the customer as the price of the calls and the telephone itself remained unchanged. However, the maintenance costs per connection are expected to be significantly lower than the cost of repairing a conventional telephone line connection.

    In May 2000, we founded a joint venture named Sonera Living Ltd. with the construction firm YIT Corporation. We hold a 51 percent interest in the joint venture. Sonera Living builds broadband connections for homes and develops solutions that improve maintenance, functional features and value of properties. In April 2001, we began offering broadband subscriptions to customers in the Helsinki city area.

    We also introduced a number of new services to the market in 2000 including eTools and voice over IP (VoIP). eTools is a development platform that enables our corporate and SME customers to build their own network services rapidly and cost-effectively. VoIP enables multiple primary telecommunications lines over a broadband connection. In October 2000, we became the first operator in Finland to begin test traffic with VoIP calls, and in April 2001 we began offering VoIP on a commercial basis in the Helsinki city area to residential ADSL subscribers.

    The following table sets forth information regarding local call traffic generated by our fixed-line subscribers for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	1998	1999	2000	2000	2001
Traffic (in millions of minutes)(1)	1,994	1,869	1,834	1,367	1,361

(1)
Minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area.

    Long Distance Voice Services.  We provide domestic long distance voice services for both residential and business customers. In 2000, our domestic long distance voice services generated revenues of E25 million, which accounted for approximately 37 percent of the estimated E68 million domestic long distance call market in Finland. Since the beginning of 1995, our market share in the domestic long distance market has been stable at or near 40 percent. Overall long distance traffic volumes, however, have declined in recent years principally due to increased mobile phone usage.

    The following table sets forth information regarding domestic long distance voice traffic generated by our subscribers for the periods indicated, in terms of minutes accrued from calls utilizing our trunk network, including long distance calls placed by subscribers of other service operators which are routed through our trunk network:

	Year ended December 31,			Nine months ended September 30,
	1998	1999	2000	2000	2001
Traffic (in millions of minutes)(1)	749	667	588	449	390

(1)
Minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators which are routed through our trunk network.

International Voice Services

    We are the leading provider of international voice services in Finland. In 2000, our international voice services generated revenues of E109 million, which accounted for approximately 51 percent of the estimated international call market in Finland. For the nine months ended September 30, 2001, our international voice services generated revenues of E115 million compared to revenues of E80 million in the corresponding period in 2000. Prior to 1994, we had an exclusive right to provide international calling services in Finland. The international call market was opened to competition in 1994 and customers typically choose international long distance carriers on a call-by-call basis by dialing a prefix associated with that providers' service. Recent revisions to the Finnish Telecommunications Market Act require fixed network operators with significant market power to offer their customers pre-selection, whereby a customer can choose their local, long distance or international operator by dialing a prefix or by entering into a special contract. Pre-selection may affect our market share of the local, long distance and international call markets. See "Regulation—Numbering and Carrier Selection."

    The following table sets forth information regarding our outgoing international call traffic by geographic region and incoming international call traffic plus transit traffic for the periods indicated:

	Year ended December 31,				Nine months ended September 30,
	1998	1999		2000	2000	2001
	(millions of minutes, except for percentages and ratios)
Outgoing traffic:(1)
Sweden	72.0	75.1		74.7	55.7	55.5
Germany	18.5	18.8		18.9	14.4	14.8
Russia	15.1	13.4		12.5	9.3	9.3
United Kingdom	15.4	15.6		15.7	11.7	11.8
Estonia	14.1	14.1		15.3	11.4	12.0
United States	9.5	9.1		10.0	7.0	7.7
All other countries	80.3	82.8		83.7	62.2	63.8

Total outgoing traffic	224.9	228.9		230.8	171.7	174.9

Growth in total outgoing traffic (% per period)	(0.5)	1.8		0.8	n/a	1.9
Total incoming traffic plus transit traffic(2)	278	338	(3)	368	261	315
Growth in total incoming traffic plus transit traffic (% per period)	(7.6)	21.6		8.9	n/a	20.7
Ratio of incoming traffic plus transit traffic to outgoing traffic	1.2	1.5		1.6	1.5	1.8

(1)
Outgoing international traffic includes all Finland-originated traffic, including calls placed by subscribers of other service operators which are routed through our international network.

(2)
Incoming international traffic includes all Finland-terminated international calls, including calls terminating with subscribers of other service operators which are routed through our international network, as well as international transit traffic utilizing our international network.

(3)
Principles for keeping international incoming and transit traffic statistics changed in 1999. Prior to 1999, the calculation was based on payments from foreign operators instead of directly from the network. Information for periods prior to 1999 has not been restated.

Tariffs

    We charge our fixed-line customers an initial connection fee, monthly subscription charges and local, domestic long distance and international traffic charges for outgoing calls. We have higher connection fees and monthly subscription charges for ISDN and 2 Mbps lines than for standard connections. In general, the prices of local and long distance telephone services in Finland are relatively low by international standards.

Fixed Network Interconnection

    Under Finnish telecommunications regulations, we are required to provide interconnection to our public switched telephone network for calls to and from competing domestic operators. In 2000, we received interconnection fees of E24 million, principally from competing Finnish local telephone operators.

    The current interconnection regime between Sonera, Elisa Communications Corporation (formerly Helsinki Telephone Corporation), Radiolinja, Kaukoverkko Ysi and Finnet International became effective as of May 1, 1999. During 1999, Sonera entered into similar interconnection agreements with the majority of other Finnish operators. See "Regulation — Interconnection."

Settlement Arrangements

    We pay other carriers for the use of their networks for outgoing international calls and receive payments from other carriers for the use of our network for incoming international calls pursuant to bilateral settlement arrangements. Our incoming international traffic has generally exceeded our outgoing international traffic, with the result that we are a net importer of international minutes. We settle our traffic balance payments with other carriers through bilaterally determined accounting rates under the general auspices of the International Telecommunications Union. In recent years, international accounting rates have declined significantly due to initiatives by the U.S. Federal Communications Commission and increased competition among international carriers. As a result, our net revenues from international settlements have declined.

Data Services

    Data services consist primarily of data communications and network and systems management services for business customers. We generated E165 million in revenues from the provision of data services in 2000, as compared to E168 million in 1999 and E149 million in 1998. For the nine months ended September 30, 2001, we generated E117 million in revenues from the provision of data services as compared to revenues of E123 million in the corresponding period in 2000.

    Our data services include two product areas, basic data services, and LAN interconnection and management services and systems for servers and workstations. Our basic data transfer services include DataPak X.25 packet-switching services, and our FastNet managed leased line services. Our LAN interconnection and management services include DataNet, which provides managed communications packages that utilize a number of underlying technologies including frame relay and ATM. In recent years, our strategic focus has shifted from standardized data transmission to the development of higher value-added services, such as LAN interconnection and management services, which offer customers comprehensive communications solutions. Our data communications service customers include the largest corporations in Finland, small- to medium-sized enterprises and public organizations. The following table sets forth the total number of customer connections for each of our DataPak, FastNet and DataNet services as of the dates indicated:

	Year ended December 31,
	1998	1999	2000
DataPak(1)	9,182	8,456	7,219
FastNet(2)	10,929	10,329	11,092
DataNet(3)	9,205	8,792	9,256

(1)
DataPak is our X.25 packet-switching service.

(2)
FastNet is our managed leased line service. Historical total connections for FastNet are estimated as of each of the dates indicated.

(3)
DataNet is our LAN interconnection and management service. We revised our principles for keeping DataNet statistics in 2000. DataNet Remote Access connections are no longer included in our 2000 figures. Comparable figures for the years 1998 and 1999 would have been 7,515 and 8,482, respectively.

    Since 1997, the number of subscribers to our DataPak service has declined while the growth of DataNet and FastNet has continued as business customers in Finland increasingly opt to utilize managed communications solutions. DataPak services enable the transfer of smaller volumes of data through our X.25 packet-switched network from a customer's location to other locations connected to the network. Our FastNet leased line services offer fixed "point-to-point" connections between separate locations, which may be used by the subscriber to handle high volume voice, data or video transmission between selected locations. Our leased lines utilize a proprietary intelligent network management system that facilitates the monitoring and maintenance of such lines and permits them to be used as a platform for our DataNet services. DataPak offers customers world-wide coverage and FastNet offers leased line connections in Finland, Sweden, the Baltic States, the Benelux countries, Germany, the United Kingdom and some areas within Russia.

    Our DataNet services are a growing segment of our data services that provide customers with a comprehensive communications package tailored to such customer's needs. Since 1996, business customers have increasingly opted to utilize comprehensive communications solutions such as DataNet rather than standardized basic data transfer services. We were one of the first telecommunications operators to provide LAN interconnections to our customers, and are among the leading providers of intranets in Finland. We have developed intranets with a variety of features, including intranets with different security options, mobile and remote access, e-commerce applications and other extranet applications and directory services, as well as intranets with various e-mail, GSM, fax and pager services. We also offer customers a variety of bandwidths (i.e., services with different transmission capacities) for their intranet connections, including ISDN, ADSL, frame relay or ATM connections. Our intranets use open communications, browsing and programming standards, thus allowing for seamless communication within the network. As an extension of our intranet services, we also offer extranets to our corporate customers, a variation of the corporate intranet that is connected to external parties such as suppliers, distributors and customers. Through both our own network and through agreements under which we lease capacity from other operators, we can provide DataNet connections in most of Europe, North America, South America, Japan, South Africa and several countries in the Asia Pacific region.

Leased Lines

    We are a provider of leased lines, which are fixed point-to-point connections for the transmission of voice and data traffic between two geographically separate points. Our leased line service does not include the provision of managed leased lines, which are offered as part of our data communication services. Customers lease lines from us both for their own use and for use in providing telecommunications services to third parties. Although the total number of lines we lease has decreased since 1996, total transmission capacity of our leased lines has increased significantly due principally to the increase in the number of higher capacity digital lines leased.

Technology and Infrastructure

    We believe that we have one of the most technologically advanced fixed-line networks in the world. Our network features fully digital local, trunk and international switching, fully digital transmission, with regional and trunk transmission based mostly on fiber optic cable infrastructure, wide access to ISDN, a new switching platform capable of providing ADSL service from most of its nodes, which are network elements that provide access to the network for other telecommunications equipment and computers, and a national trunk network that is mainly equipped with SDH (Synchronous Digital Hierarchy) transmission systems, which facilitate high-speed digital transmission through fiber optic cables. Our nationwide fixed network functions as the backbone for our operations, supporting not only our local, long distance and international traffic, but also mobile and data communications trunk traffic.

    Due in large part to our advanced network technology, we have been able to rationalize our network, thereby increasing the productivity and cost effectiveness of our network as well as reducing the number of switches we maintain and the number of employees engaged in network development and operation.

    The reliability of our fixed network has resulted largely from our digital restoration system, which permits rapid rerouting of transmission in the event of cable or switch malfunction. The reliability of our network is further enhanced by highly efficient maintenance services. The accessibility and reliability of our network is shown in the following table:

	Year ended December 31,
	1998	1999	2000
Transmission network availability (%)	99.99	99.99	99.99
Call success rate (%)	99.00	98.90	99.10

Local Network

    Our local network is one of the most highly digitalized in the world. Digitalization of the network began in 1979, and was completed in 1996. In the future, fixed network services will concentrate increasingly on ISDN and ADSL technology, on other broadband technologies as well as on the Internet protocol. During 2000, ISDN basic subscriptions accounted for 7.2 percent of our fixed-line-access lines as compared to 5.8 percent in 1999. At the beginning of June 2000, we began offering a broadband-based ADSL connection which is intended for small-and medium-sized companies as well as certain consumers and offers a fixed Internet connection at a fixed monthly rate. The transfer speed of the ADSL connection is up to two megabits a second. At present, we are offering ADSL services in 142 locations in Finland. By the end of 2000, ADSL coverage in our traditional local service areas was approximately 73 percent. In the area where competitors dominate the local network, our objective is to be the high capacity service provider for 90 percent of companies and 40 percent of consumers in these areas.

    At September 30, 2001, our domestic network consisted of 539,817 standard telephone access lines, 51,213 ISDN lines and 3,928 2 Mbps lines. Our new switching platform for our local network features a standardized interface between our switches and concentrators, making it easier to add network elements designed by different manufacturers, and facilitating the offering of new services, including ADSL. Our local network covers approximately 80 percent of Finland's geographic area and 28 percent of the population.

    Outside of our traditional service areas, we have approximately 3,500 kilometers of fiber optic cable loops in place in the largest cities in Finland primarily to provide corporate customers with data transfer and voice services. In the aggregate, we have built fiber optic links to approximately 7,500 office buildings, production facilities, industrial parks and business centers located throughout Finland. The installation of fiber optic cable loop slowed down in the Helsinki city area in the latter part of 1999 and during 2000 due to limitations placed on earthworks by the Helsinki city council.

Regional and National Trunk Network

    Our regional and trunk networks are fully digitalized and mainly utilize fiber optic cable capable of operating at transmission speeds of up to 2.5 Gbps. As of December 31, 2000, a total of approximately 7,000 kilometers of fiber optic cable had been installed for use in our trunk network. We are continuing to install fiber optic cable in regional and trunk networks.

    We continue to modernize the transmission system in our trunk networks by installing uniform SDH technology. SDH, which is a relatively inexpensive technology, allows for enhanced reliability. Through the use of a stand-by national network and self-healing local rings, the SDH optical network is protected against single cable failures. The SDH modernization project will be continued as part of our ongoing investment in our infrastructure. The SDH modernization is expected to reduce the operation and capital cost of our fixed network and we expect that the modernization will be completed by the end of 2003. Our current transmission and rerouting system also utilizes PDH (Plesiochronous Digital Hierarchy) technology, which predates SDH technology. We are continuing to replace PDH with SDH as part of our SDH modernization project. In the future, we will develop our national network solely on the basis of fiber optic cables and SDH technology while the regional network will utilize digital radiolinks as well.

    We have also implemented WDM (Wave-length Division Multiplexing) technology on some of our national and regional trunk network fibers which have relatively low capacity. WDM, which multiplies the capacity of fiber optic cables using laser beam amplification, has allowed us to increase the capacity of some of our existing fiber optic cables rather than having to lay down new fiber optic cables.

    We also operate a number of switched digital networks used principally for the provision of X.25, frame relay and ATM data services. We were one of the first telecommunications providers in the world to develop and offer commercial ATM service. ATM permits data, text, voice and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. By utilizing ATM technology, we can provide superior LAN interconnections, data transmission and flexible bandwidth delivery. We believe that our ATM trunk network is one of the most efficient transmission networks in the world. See "— Sonera Telecom — Data Services."

International Network

    For international switched traffic, we use two SS7 international switches located in Helsinki and the Finnish city of Hämeenlinna. These switches handled approximately 599.1 million minutes of international traffic in 2000 comprising 230.8 million minutes of outbound traffic and 368.2 million minutes of inbound and transit traffic. In addition, we have international switches in Stockholm and in London.

    We have invested E36 million in submarine cable systems since 1990 and maintain capacity in several European and trans-Atlantic submarine cables. We also have a 50 percent interest in two 2.5 Gbps capacity fiber optic cables connecting Finland and Estonia. We own and operate a high capacity gateway network based on fiber optic cable which connects Stockholm, Helsinki and St. Petersburg. We also own a fiber optic cable between St. Petersburg and Moscow, the building of which was completed in 1999. The cable was first put into commercial use in February 2000. The new fiber optic cable is expected to strengthen our position in international data and transit traffic and enable us to offer ATM-based broadband services and Internet-based services in Moscow. The total cost of the fiber optic cable project was approximately E37 million. See "— International and Other Significant Investments — Foreign Subsidiaries — Russian Operations." The investment in the fiber optic cable made possible the Ivan leased line service, a link from Moscow to New York maintained by Sonera Carrier Networks. We have implemented WDM technology, which significantly enhances the data transfer capabilities of fiber optic cable, on that portion of the Ivan service link from Moscow to Hamburg, and are continuing to implement WDM technology on additional portions of the link during 2001. In February 2001, Sonera Carrier Networks, ZAO Sonera Rus and Cable & Wireless concluded an agreement for ten years whereby Sonera Carrier Networks is to supply Cable & Wireless with capacity between Moscow and Stockholm as a part of Sonera Ivan.

Equipment Sales

    Revenues from equipment sales amounted to E125 million in 2000, an increase of approximately ten percent as compared to 1999. For the nine months ended September 30, 2001, revenues from equipment sales amounted to E91 million compared to revenues of E82 million in the corresponding period in 2000.

    Our subsidiary Sonera Solutions sells, installs and maintains switchboard and telephone systems, computers as well as other data processing and telecommunications equipment. The payment terminals business of Sonera Solutions was disposed in August 2001.

    The Telering chain, which markets mobile phones and information technology to consumers and companies, comprises 20 Sonera-owned stores and 60 franchising outlets. In 2000, mobile phone sales were Telering's largest single sales segment, as in previous years. Beginning in 2001, the Telering operations were transferred to the Mobile Communications Finland segment. Sales from the Telering chain accounted for approximately E24 million of Equipment Sales' revenue in the nine months ended September 30, 2001.

    The Data-Info chain is one of Finland's leading distributors of personal computers and software, and it is also a supplier of maintenance and network services for computers. The chain has 42 independent franchising stores.

    We have a 50-50 joint venture called Isoworks Oy with ICL Data Oy, a Finnish information technology firm. Isoworks, which specializes in the repair and maintenance of customer equipment as well as help desk support for customers, began operations in early October 1999.

    In 1996, we established a wholly-owned subsidiary, Sonera Gateway (formerly, Sonera Credit), primarily to support our core sales operations by providing equipment and other financing services to our customers. Sonera Gateway's services are also available to customers of Finland Post Group and TietoEnator. Sonera Gateway operates as a separate entity, making its own credit determinations and bearing its own credit risk. For the year ended December 31, 2000 and the nine months ended September 30, 2001, Sonera Gateway recorded leasing sales of E58 million and E44 million, respectively.

Construction and Maintenance

    We provide a full range of network installation and maintenance services through our wholly-owned subsidiary, Primatel. Primatel provides network installation and maintenance services for both Sonera and outside customers including other telephone companies and end-users of telecommunication services such as public utilities, corporations and residential customers.

    Primatel's operations are conducted under three business units: (1) Engineering, which constructs, tests and maintains fixed-line and mobile network technical elements, including switching and transmission systems as well as base station technical elements; (2) Networks, which installs and maintains optical and copper cable networks; and (3) Real Estate Networks, which installs, maintains and repairs safety networks at customer premises. At December 31, 2000, our construction and maintenance operations had 1,837 employees, as compared to 1,918 employees at December 31, 1999. In 2000, revenues from construction and maintenance services to external customers amounted to E34 million. For the nine months ended September 30, 2001, revenues from construction and maintenance to external customers amounted to E21 million. Primatel's share of customers outside the Sonera Group grew during 2000 and the first nine months of 2001, with revenues derived from outside customers amounting to approximately 20 percent of its total revenues during both periods.

Other Services

    Other Services consists of various non-core fixed-line related businesses, including network consulting services and public phones as well as intra-Group operations such as network capacity sales to other segments, reselling of products of other segments to corporate customers of Sonera Telecom and the provision of construction and maintenance services to Mobile Communications Finland. The strong growth in the mobile phone penetration rate has led to a decline in the use of public phones.

Other Operations

    Other Operations include other non-core businesses such as ticket sales services, as well as Sonera's administrative functions and centralized services, which generate primarily intra-Group revenues. Through our subsidiary, Lippupalvelu Oy, we provide ticket reservations and sales services. Lippupalvelu operates through a premium rate national service number and retail outlets in selected major Finnish cities. In 2000, external revenues from these other businesses amounted to E10 million.

International and Other Significant Investments

    We have made significant investments in telecommunications companies outside of Finland that we believe have substantial long-term growth potential and in which we can apply technical and commercial know-how developed in our Finnish home market and in other markets. Our principal investments have been substantial minority positions in providers of mobile telecommunications services in which we can leverage our expertise in building and operating advanced GSM networks as well as our strengths in sales, marketing and customer service. We have made our investments in mobile telecommunications providers in growth markets such as Turkey, Russia and the Baltic States. In the United States, starting in 1998, we made significant investments in PCS operators Aerial and Powertel and, subsequently, VoiceStream. In light of the acquisition of Aerial by VoiceStream in May 2000 and of VoiceStream and Powertel by the German telecommunications company Deutsche Telekom in May 2001, as of October 2001, we have divested most of our interests in U.S. telecommunications companies. See "— Mobile Telecommunications Operations — Deutsche Telekom." Beginning in 2000, we also began investing, together with partners, in UMTS licenses in a number of European markets. UMTS joint ventures of which we are or have been a member have been granted UMTS licenses in Germany, Italy, Spain and Norway. We have also made substantial investments in providers of fixed-line services in the Baltic States, which have historically had strong economic ties to the Nordic Countries.

    The following table sets forth our principal international investments, our percentage ownership interest in these companies and total actual cost of shares in these companies:

	As of December 31, 2000
Company name	Country	Percent of ownership	Actual cost of shares(1)
		(%)	(in E millions)
GSM mobile operators:
Turkcell Iletisim Hizmetleri A.S.	Turkey	37.1	230
Fintur Holdings B.V	Netherlands	35.3	136
Pannon GSM Rt(2)	Hungary	23.0	72
AS EMT	Estonia	24.5	—	(3)
Latvijas Mobilais Telefons SIA	Latvia	24.5	—	(3)
UAB Omnitel	Lithuania	27.5	83
ZAO North-West GSM	Russia	23.5	4
ZAO Sonic Duo	Russia	35.0	—	(3)
LibanCell S.A.L	Lebanon	14.0	4
UMTS mobile operators:
Group 3G UMTS Holding GmbH(4)	Germany	42.8	913
Ipse 2000 S.p.A	Italy	12.6	270
Xfera Móviles S.A	Spain	14.3	43
Broadband Mobile ASA(5)	Norway	50.0	13
Fixed network operators:
AS Eesti Telefon	Estonia	24.5	20	(6)
Lattelekom SIA	Latvia	44.1	209
AB Lietuvos Telekomas	Lithuania	30.0	238

(1)
Includes our total actual cost of shares resulting from the investment in the share capital of the company in question.

(2)
In October 2001, we entered into a share purchase agreement to sell our interest in Pannon GSM.

(3)
As of September 30, 2001, we had invested less than E500,000 in the share capital of each of these companies.

(4)
Also referred to as Group 3G in this prospectus.

(5)
In August 2001, Broadband Mobile filed for bankruptcy. In conjunction with that bankruptcy, we wrote off our carrying value of E12 million.

(6)
Includes E9 million paid in February 1999 for additional shares in Eesti Telekom, the parent company of AS EMT and Eesti Telefon.

Mobile Telecommunications Operations

Turkcell and Fintur

    We have a 37.1 percent holding in Turkcell, the leading GSM cellular provider in Turkey. At September 30, 2001, Turkcell had approximately 11.8 million subscribers, as compared to 10.1 million subscribers at the end of the year 2000. Of the subscribers at September 30, 2001, approximately 6.9 million were pre-paid subscribers. Turkcell's contribution to our equity income was E130 million in 2000 compared to E154 million in 1999. In the nine months ended September 30, 2001 we realized an equity loss of E49 million compared to equity income of E103 million in the nine months ended September 30, 2000. See "Risk Factors" for a discussion of our expected equity loss in 2001.

    The following table sets forth some information regarding Turkcell and the Turkish mobile telecommunications market:

	As of or for the year ended December 31,			As of or for the nine months ended September 30,(1)
	1998	1999	2000	2000	2001
	(in E millions,(1) except percentages and market data)
Revenues(2)	649	1,495	2,417	1,742	1,578
Operating profit	266	543	462	401	218
Net income	191	349	248	246	(159)
Sonera's share of net income(3) (%)	41.0	41.0	37.3	37.3	37.1
Equity income consolidated to Sonera(4)	82	154	130	103	(49)
Total assets	1,333	2,831	4,138	4,373	3,826
Shareholders' equity	384	814	1,379	1,481	1,462
Net debt(5)	668	1,405	1,821	1,564	1,662
Number of subscribers at end of period (in millions)	2.3	5.5	10.1	8.7	11.8
Penetration rate of mobile telephone services in Turkey (%)	5.0	13.0	23.0	20.6	28.5

(1)
U.S. dollar amounts have been translated into Finnish markkas (i) with respect to income statement items at the Federal Reserve Bank of New York average exchange rate for the relevant accounting period and (ii) with respect to the balance sheet items at the Federal Reserve Bank of New York noon rate as of the period end for the relevant balance sheet date. The interim financial data included in this table is based on a press release issued by Turkcell on October 25, 2001, announcing its unaudited results for the nine month period ended September 30, 2001. As of the date of this prospectus, Turkcell has not published unaudited financial statements as of and for the period ended September 30, 2001, and accordingly, we have only included Turkcell's unaudited financial statements as of and for the six months ended June 30, 2000 and 2001 in this prospectus. Translation of U.S. dollar amounts into euros is only for convenience purposes and does not necessarily mean a foreign currency translation in accordance with U.S. GAAP.

(2)
Until April 30, 1998, the figures given represent net revenues of Turkcell, after taking into account fees calculated on Turkcell's gross revenues paid by Turkcell under the 1993 revenue sharing agreement with Türk Telekom. As from May 1, 1998, the figures given represent Turkcell's gross revenue.

(3)
In connection with Turkcell's initial public offering in July 2000, we sold a portion of our interest in Turkcell, reducing our interest to 37.1 percent.

(4)
Before any amortization of goodwill. In 1998, 1999, 2000 and for the nine months ended September 30, 2001, we recorded amortization of goodwill with respect to Turkcell of E3 million, E4 million, E4 million and E3 million, respectively.

(5)
Net debt consists of interest-bearing debt less cash and short-term investments.

    Recent Developments.  On October 25, 2001, Turkcell issued a press release announcing its third quarter results for 2001. Turkcell's revenues were $457.6 million for the three months ended September 30, 2001 compared to $415.6 million for the three months ended June 30, 2001, and $530.3 million for the three months ended March 31, 2001. Turkcell's growth in revenues in the third quarter of 2001 as compared to the second quarter of 2001 was primarily due to the positive effects of seasonality and tariff increases in June and August 2001. Tariffs charged by Turkcell have cumulatively increased by 76 percent during the nine months ended September 30, 2001. Adjusted EBITDA (which equals net income (loss) before interest, minority interest, income from related parties, equity in net income (loss) of unconsolidated investments, income tax benefit (expense), depreciation and amortization) increased by 14 percent to $153.4 million for the three months ended September 30, 2001 as compared to $135.1 million for the three months ended June 30, 2001 and $68.3 million for the three months ended March 31, 2001. Adjusted EBITDA continued to increase in the third quarter of 2001 as compared to the first two quarters of 2001 primarily due to cost cutting measures and lower rates of depreciation of the Turkish lira against the U.S. dollar. The net loss decreased by 35 percent to $26.6 million for the three months ended September 30, 2001 as compared to a net loss of $40.7 million for the three months ended June 30, 2001, and a net loss of $74.5 million for the three months ended March 31, 2001. Lower net losses in the three months ended September 30, 2001 resulted primarily from the increase in revenues, lower translation loss (due to lower rates of depreciation of the Turkish lira against the U.S. dollar), cost cutting efforts and decreases in Turkish lira based costs.

    At March 31, 2001, in accordance with U.S. GAAP, Turkcell classified the outstanding principal amount of its long term debt that would have been due because of the financial covenant breach under its 1998 and 1999 bank facilities as short term debt payable in the current period. In the third quarter of 2001, Turkcell repaid $275 million of its debt, of which $213 million was principal, thereby fully repaying its 1998 bank facility. Furthermore, Turkcell has received confirmation that a majority of the lenders will waive the covenant breach for the 1999 bank facility and will adjust the covenant going forward beginning in the third quarter 2001 in line with Turkcell's business plan. As a result, Turkcell has reclassified as of the end of the third quarter 2001 the outstanding principal amount previously classified as short term debt because of the covenant breach as long term debt. Turkcell's total debt, on a consolidated basis, was $1,645.8 million as at September 30, 2001 as compared to 1,862.5 million as at June 30, 2001, and $2,023.5 million as at March 31, 2001. Turkcell has announced that it expects to meet is fourth quarter debt obligations which it estimates will amount to $42 million.

    History and development of Turkcell.  Turkcell was formed in 1993 as a joint venture whose principal owners included the Cukurova Group, one of the largest industrial conglomerates in Turkey, and commenced operations in 1994. Turkcell currently operates under a 25-year GSM license (the "Turkcell License") which it was granted in April 1998 upon payment of an up-front license fee of $500 million. Under the terms of the Turkcell License, Turkcell is obligated to pay a fee equal to 15 percent of its monthly gross revenues to the Treasury of Turkey. The Turkcell License also gives the Turkish Ministry of Communications certain powers to set and approve charges for GSM services provided by Turkcell. The Ministry of Communications in Turkey may terminate the Turkcell License under certain circumstances, including Turkcell's failure to perform its obligations under the Turkcell License, in which event Turkcell could be required to deliver its GSM system to the Ministry of Communications. The Turkcell License has recently been renegotiated and confirmation of the amended License Agreement by the Turkish authorities is expected soon. The terms of the amended Turkcell License Agreement are substantially similar to the previous Turkcell License. In connection with the Turkcell License, Turkcell entered into an interconnection agreement with Türk Telekom, Turkey's state-owned monopoly fixed-line operator, providing for the interconnection of Turkcell's network with Türk Telekom's fixed-line network, as well as certain interconnection and other service fees to Türk Telekom.

    The payment of an up-front license fee under the Turkcell Licence was initially financed through a $575 million bridge loan facility, which was refinanced by Turkcell partly through the issuance of $300 million of high yield debt issued by a financing entity created by Turkcell to refinance Turkcell's existing indebtedness, and borrowings under a $575 million credit facility from a syndicate of international banks. In July 2000, Turkcell completed its initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and its American Depositary Shares on the New York Stock Exchange. On August 9, 2001, Turkcell completed a rights offering of approximately 236 billion new ordinary shares which raised approximately $178 million.

    Business Overview.  Turkcell provides comprehensive, high-density coverage to an area that includes approximately 99.9 percent of the Turkish population living in cities of 10,000 people or more, as well as all of the 81 largest Turkish cities and the majority of the country's tourist areas and principal highways. As of July 2001, Turkcell provided service to its subscribers in 96 countries through roaming agreements with 206 operators.

    Turkcell also offers value-added services such as voicemail, call waiting, caller ID, short messaging and unified messaging. In March 2000, Turkcell launched WAP based data services for its customers, and began offering HSCSD, which provides for data speeds of up to 28.8 Kbps. In March 2001, Turkcell launched GPRS services in Turkey, which it expects will increase the speed and efficiency of its network.

    In February 2000, Turkcell formed a joint venture holding company, Fintur Holdings B.V., with Sonera and the Cukurova Group as a means to hold its interest in GSM operating companies outside of Turkey and to facilitate the development of additional telecommunications services using advanced technologies, such as Digital Television and Internet services.

    Turkcell currently faces competition from Telsim, Türk Telekom, Aycell and Aria, a joint venture formed by Telecom Italia and Isbank, one of the largest private banks in Turkey. Telsim operates a GSM 900 network, Aria operates a GSM 1800 network, and Türk Telekom, which currently operates an analog network, received its GSM 1800 license in September 2000 and established its GSM services network in Turkey through its wholly-owned subsidiary Aycell in August 2001 and is supposed to launch services commercially by the end of the year 2001. Telsim, which is Turkcell's principal competitor, began offering mobile services in 1994. Telsim had approximately five million subscribers as of December 31, 2000, representing approximately 32 percent of the total Turkish GSM market. Aria received its GSM 1800 license in September 2000 and began offering services in March 2001. It is also possible that a new GSM 1800 license and UMTS licenses will be offered by the Turkish government in the future.

    Turkcell has a direct ownership interest in one GSM operator outside of Turkey: Kibris Mobile Telekomünikasyon Limited Sirketi (Kibris Telekom), in which it holds a 99.99 percent interest. Kibris Telekom commenced operations in July 1999 and as of the end of 2000 had approximately 59,000 subscribers. Kibrisonline started operations on January 10, 2001 to provide Internet access and e-commerce services. Kibris Telekom holds a 60 percent interest in Kibrisonline and the remaining 40 percent is owned by the local partner Airtech Limited.

    As of June 30, 2001, Turkcell's consolidated subsidiaries other than those mentioned above and Turkcell or Turkcell's percentage ownership in those subsidiaries were: Global (99.81 percent), Corbuss (99.25 percent), Turktell (99.95 percent), Hayat (75 percent), Bilisim (99.99 percent), Digikids (60 percent), Mapco (70 percent), and Platco (70 percent).

    We are the only principal shareholder of Turkcell that operates its own mobile telecommunications network. The other significant shareholders of Turkcell include the Cukurova Group, with an aggregate 42.3 percent ownership interest, and MV Holding A.S., with a 6.3 percent equity interest. In October 1999, we entered into a shareholders agreement with the Cukurova Group providing for the establishment of a new holding company in Turkey, Turkcell Holding A.S. Under the terms of the agreement, we contributed Turkcell shares representing 24 percent of the share capital of Turkcell to the Turkish holding company. We own 47 percent of the shares of the holding company with the balance being owned by the Cukurova Group. Turkcell Holding holds 51 percent of the share capital of Turkcell.

    Pursuant to the terms of a shareholders' agreement entered into with the other original shareholders of Turkcell, we are entitled to nominate three individuals to serve on Turkcell's seven member board of directors. The shareholders' agreement also provides for certain restrictions and rights of refusal with respect to transfers of Turkcell shares. We have also entered into a technical assistance agreement with Turkcell pursuant to which we provide assistance relating to planning and construction services and site management of Turkcell's network, as well as assistance relating to the planning and training of Turkcell's business and technical departments; the technical assistance agreement is valid up until the end of 2001. As of September 30, 2001, we had outstanding guarantees to various lenders with respect to E21 million of debt incurred by Turkcell in connection with the purchase of network equipment and draw-downs of bank facilities. As of September 30, 2001, Turkcell Holding A.S., our associated company which holds a portion of our interest in Turkcell, had pledged approximately 39 percent of its Turkcell shares, or approximately one-fourth of our total shareholding in Turkcell, as security for Turkcell's loan financing.

    In July 2000, Turkcell completed the initial public offering of its shares. We sold a total of approximately 10.2 billion shares in the offering and received total net proceeds of $704 million from the offering. As part of the offering, Turkcell's shares were listed on the Istanbul Stock Exchange and the New York Stock Exchange. In August 2001, we participated in a rights offering by Turkcell to its existing shareholders. Our pro rata participation in the offer amounted to approximately E77 million. We currently hold 37.1 percent of Turkcell's outstanding shares.

    In late November 1999, the Turkish Parliament confirmed the introduction of a temporary tax on mobile subscriptions. This tax, in effect from December 1, 1999 up to the end of 2002, amounts to 25 percent of a subscriber's total monthly telephone bill net of VAT and is being collected by mobile operators. Turkcell's net profit in 2000 was reduced significantly by the mobile phone tax, which has also had a negative impact on mobile phone usage in Turkey. In addition, in an attempt to avert a potential financial and political crisis, the Turkish government allowed the Turkish lira to float freely in February 2001. This has resulted in a significant devaluation of the Turkish lira against the U.S. dollar and other major foreign currencies. The effects of the mobile phone tax and the devaluation of the lira in early 2001 are expected to have a negative impact on Turkcell's net profit and cash flow in 2001 and 2002. See "Risk Factors" for more information concerning the political and economic climate in Turkey.

    Based on Turkcell's interim financial statements as of June 30, 2001, Turkcell was in breach of one of its covenants in its 1998 and 1999 bank facilities. Turkcell has subsequently repaid the 1998 bank facility and received confirmation that a majority of the banks in the syndicates under the bank facilities have agreed (i) to waive the covenant breaches for the 1999 bank facilities and (ii) to adjust the relevant covenants going forward beginning in the third quarter in line with Turkcell's business plan.

    Fintur.  In February 2000, Turkcell formed Fintur Holdings B.V., a Dutch holding company, to principally engage in the participation and management of companies providing communication, Internet, multi-media and data transfer services, and transferred its holdings in a number of companies, including all of its international GSM investments other than its Northern Cyprus operations. Subsequently, we agreed to contribute $127 million in cash in exchange for equity in Fintur and the Cukurova Group agreed to contribute its holdings in a number of telecommunications and multimedia companies in exchange for cash and equity in Fintur. As a result of these transfers, we presently hold approximately 35 percent in Fintur while the Cukurova Group and Turkcell hold approximately 40 percent and 25 percent, respectively. Turkcell manages Fintur pursuant to a management agreement with Fintur, which expires in 2005 and is automatically renewable annually thereafter.

    Fintur presently holds, among others, (1) a 51.3 percent interest in Azercell Telecom B.M., which operates a GSM network in Azerbaijan, (2) an 83.2 percent interest in Geocell Ltd., which operates a GSM network in Georgia, (3) a 51 percent interest in GSM Kazakhstan, which operates a GSM network in Kazakhstan, (4) a 77 percent interest in Moldcell S.A., which operates a GSM network in Moldova, (5) a 100 percent interest in Digital Platform Iletisim Hizmetleri A.S. ("Digital Platform"), which operates a direct to home (DTH) television service in Turkey, (6) a 100 percent interest in Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. ("Superonline"), a leading Internet service provider in Turkey, (7) a 75 percent interest in European Telecommunications AG, a holding company operating in Germany and Austria through subsidiaries providing multimedia services mainly for customers of Turkish decent living in Germany and Austria, (8) a 75 percent interest in Novacell, which has applied for a frequency license to become a GSM operator in Ukraine, (9) a 100 percent interest in Mobicom, which delivers wireless data communication services, (10) a 100 percent interest in Topaz, which delivers radio and TV broadcasts through a cable network and (11) an 80 percent interest in Verinet, which delivers data transfer services through satellites. Fintur has reorganized its businesses into two distinct business units: Fintur International, composed of Fintur's telecom businesses, and Fintur Technologies, composed of Fintur's Internet and multimedia businesses. As of December 31, 2000, Azercell had approximately 380,000 subscribers, Geocell had approximately 69,000 subscribers, GSM Kazakhstan had approximately 142,000 subscribers and Moldcell had approximately 44,000 subscribers to their respective GSM networks. We have, together with other principal shareholders of Turkcell, guaranteed GSM Kazakhstan's bank debt, which GSM Kazakhstan used to finance the acquisition of its GSM license in June 1998, in the aggregate amount of $34 million.

    Legal Proceedings.  Turkcell is involved in a number of ongoing legal proceedings and disputes which, if determined against Turkcell, could individually or in the aggregate have a material adverse effect on its financial condition or results of operation. These include the following:

  •
  Turkcell has been named as a defendant in a consolidated purported class action lawsuit pending in the United States. The complaint alleges that the prospectus issued in connection with Turkcell's public offering in July 2000 contained false and misleading statements about its churn rate and omitted material financial information. The plaintiffs seek to recover damages pursuant to the U.S. Securities Act of 1933. In a recent related claim, the directors of Turkcell, including our nominees, were named as co-defendants with Turkcell. In June 2001, Turkcell and the other defendants in the class action lawsuit filed a motion to dismiss the complaint. The U.S. district court hearing the case has yet to rule on the motion to dismiss. Turkcell management believes it is premature to estimate its potential liability, if any, from the class action lawsuit.

  •
  Turkcell is involved in a dispute with the Turkish Ministry of Transportation and the Treasury of Turkey in connection with the method of calculating the monthly license fee owed to the Treasury of Turkey under the Turkcell License. In the view of the Ministry of Transportation and the Treasury, the 15 percent monthly license fee should be calculated on a gross basis before deduction for VAT, Turkcell's required contribution to the education fund and frequency usage and transmission fees. Turkcell has calculated the ongoing license fee on a net basis after deducting for these items. Turkcell obtained an injunction to prevent the Treasury from collecting the disputed unpaid fee amounts. However, the Danistay, Turkey's highest administrative court, lifted the injunction with regard to the license fee amounts payable on account of collections of VAT, but upheld the injunction with respect to the education fund and frequency usage and transmission fees. Accordingly, Turkcell paid the Treasury $57.2 million in March 2000, with reservation, for license fees on account of VAT and late interest payments (which sum does not include license fees on account of the education fund and frequency usage and transmission fees and Turkcell has not recorded any accrual with respect to these amounts as of June 30, 2001). Turkcell has stated that it will continue to pay license fees in respect of VAT collections, subject to a final decision to be rendered by the Danistay. The suit is currently pending before the Danistay. In the event that the Ministry and the Treasury prevail in these matters, Turkcell may be required to pay higher license fees in the future and may have to pay supplemental fees for prior periods together with overdue interest which Turkcell estimates amounted to $36.9 million as of June 30, 2001.

  •
  Turkcell is involved in a dispute with the Tax Office of the Turkish Ministry of Finance (the "Tax Office"). The Tax Office claims that Turkcell should have paid VAT on the $500 million up-front license fee paid to the Turkish Treasury, and is therefore liable for the VAT amount as well as interest charges and a penalty fee. On July 9, 2001, the Danistay informed Turkcell that it will have to pay the VAT on the $500 million up-front license fee. This amount was offset by VAT recoverable in the same amount. However, the Tax Office is also claiming an interest charge on the unpaid VAT of TL 60.7 trillion (approximately $37.9 million as of October 24, 2001) and a penalty fee of TL 37.3 trillion (approximately $23.3 million as of October 24, 2001) and this claim is still in dispute. The Istanbul Fifth Tax Court reduced the outstanding interest charge to TL 11.1 trillion (approximately $6.9 million as of October 24, 2001) and the penalty fee to TL 9.3 trillion (approximately $5.8 million as of October 24, 2001). Turkcell is paying this outstanding interest charge in monthly installments though it is still pursuing its claim in the Turkish courts. Turkcell has made an accrual for the unpaid portion of the interest charge as of and for the six months ended June 30, 2001. Though the case has been appealed to the Danistay, the issue as to the legality of the penalty has been remitted to the Tax Court. Turkcell has not recorded any accrual with respect to the penalty fee because Turkcell and its legal counsel believe that it is premature to estimate potential liability if any. If the cases are resolved in favor of the Tax Office, Turkcell estimates it could be liable for a total additional amount of TL 83.3 trillion (approximately $52.0 million as of October 24, 2001).

  •
  On November 2, 2000, Turkcell received notice from the Ministry of Transportation stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Treasury. The Treasury informed Turkcell that the license fees for all such services would be retroactively recalculated from the date of Turkcell's license agreement and must be paid to the Treasury after applying the statutory interest rate. Turkcell initiated a suit against the Ministry of Transport and the Treasury seeking an injunction from the charge of these license fees. The Danistay rejected Turkcell's request for an injunction. On July 25, 2001, Turkcell appealed this decision. If this case is resolved in favor of the Treasury, Turkcell has stated that it could be liable to the Treasury up to TL 99.4 trillion (approximately $62.0 million as of October 24, 2001). As of June 30, 2001, Turkcell has not recorded any accrual in connection with this matter because Turkcell and its legal counsel believe that it is premature to estimate potential liability if any.

  •
  In addition, Turkcell did not pay any VAT on the ongoing license fees paid to the Treasury, which amounts to 15 percent of the monthly gross revenue (the "Treasury Share"). There can be no assurance that the Tax Office will not claim that Turkcell should have paid VAT on the Treasury Share. In the event that the Tax Office were to require payments for VAT, interest and penalty charges would also be computed on such balance. Turkcell and its legal counsel believe that if such claims are asserted, they have substantial defenses that would most likely lead to a rejection of those claims. Therefore, Turkcell has not recorded any accrual for the unpaid interests and penalties on VAT on the Treasury Share.

  •
  Several thousand Turkcell customers have initiated lawsuits against Turkcell demanding that Turkcell stop charging fixed monthly fees (not based on usage) and reimburse them for such fixed fees already paid by them. While a large majority of such cases have been dismissed or referred to consumer courts, customers have prevailed in a limited number of these suits. If a significant number of these suits are instituted and Turkcell is unsuccessful in defending against them, it could have a material adverse effect on Turkcell's financial condition or results of operations.

  •
  Turkcell is involved in a dispute with Türk Telekom in connection with recent modifications in the way that Türk Telekom calculates the interconnection fees that Türk Telekom pays to Turkcell. Beginning in early 2000, Türk Telekom, in determining the interconnection fees that it pays to Turkcell, began deducting from the revenues it receives certain payments that it makes to the Turkish Treasury and other Turkish authorities. Turkcell commenced a lawsuit to prevent Türk Telekom from calculating the fee in this matter, which it lost at the lower court level and has appealed. While the appeal was pending, Turkcell paid $35.3 million out of the then total additional interconnection fee requested of $91.1 million. Turkcell also recorded a liability of the unpaid portion of $55.8 million for 2000. On June 20, 2001, the Turkish Supreme Court upheld the ruling allowing Türk Telekom to deduct its 2.5 percent Turkish Radio and Television payment from the interconnection fees it paid to Turkcell and overruled the ruling of the court allowing Türk Telekom to deduct its 15 percent "fund" payment from the interconnection fees it paid to Turkcell. Accordingly, Turkcell estimates that Türk Telekom will not prevail in its case to deduct its 15 percent "fund" payment from the interconnection fees it pays Turkcell. Turkcell has subsequently reversed $81.3 million, which was previously accrued, and included that amount in the determination of net income for 2001.

  •
  Turkcell is also involved in a dispute with Türk Telekom currently pending at the Turkish commercial court involving the way in which Turkcell and Türk Telekom share interconnection revenue. Türk Telekom has claimed that Turkcell should make a payment to Türk Telekom based on the cancellation of certain provisions of Turkcell's interconnection agreement with Türk Telekom in a separate lawsuit. Turkcell filed a lawsuit against Türk Telekom to cancel Türk Telekom's requests until both parties agree to replace the cancelled provisions of the interconnection agreement. Turkcell has also obtained an injunction preventing Türk Telekom from collecting these additional amounts. Turkcell believes that it will prevail in this matter.

  •
  In July 2000, Türk Telekom, which has an effective monopoly on providing transmission lines to mobile operators, reduced the discount on leased transmission lines that it had provided for a number of years from 60 percent to 25 percent. Turkcell brought suit seeking to enjoin Türk Telekom from implementing the reduction, lost in the trial court, and has appealed the decision. Turkcell has also sought relief from the Competition Board of Turkey. On July 30, 2001, the Turkish Supreme Court upheld the decision allowing Türk Telekom to terminate the 60 percent discount it provided to Turkcell on the leasing of transmission lines. Accordingly, Turkcell will continue to pay transmission fees to Türk Telekom based on the 25% discount and has included previous payments representing the difference between the 60% discount and the 25% discount (amounting to $43.7 million as of June 30, 2001) in the determination of income.

  •
  In December 2000, Turkcell informed the Treasury of Turkey that it would no longer include its interconnection revenues in the gross revenue base used to determine the 15 percent monthly license fee owed to the Treasury. As of March 1, 2001, Turkcell's license fee payments made to the Treasury were calculated by excluding interconnection revenues from the gross revenue base. Upon the request of the Turkish Ministry of Transportation, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the gross revenue base and that Turkcell should pay the relevant unpaid amount of license fees, including interest, for the period from March 2001 until the present. The management accrued for the unpaid amounts on ongoing license fee on interconnection revenue in the determination of net income. On August 7, 2001, Turkcell requested the Turkish Ministry of Transportation to enter in formal negotiations supervised by the License Coordination Board to reach an agreement onto the matter. The License Coordination Board is comprised of two Turkcell representatives, two Ministry representatives and a president, which is appointed with the consensus of the parties. If Turkcell and the Ministry of Transportation fail to reach an agreement within 30 days, any one of the parties may request arbitration.

  •
  In March 2001, Türk Telekom unilaterally, and without the approval of the Ministry of Transportation, increased the fees it charges Turkcell for access to Türk Telekom's transmission lines by 100 percent, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. In May 2001, Turkcell obtained an injunction to compel Türk Telekom to lease additional lines to Turkcell and to prevent Türk Telekom from collecting any amounts relating to its increase in the transmission line fee. In June 2001, Turkcell initiated a lawsuit to rule on the legality of Türk Telekom's actions. If Turkcell is unsuccessful in this lawsuit, Turkcell's fees for leasing transmission lines will double. As of June 30, 2001, Turkcell had not recorded any accrual in connection with this matter because Turkcell and its legal counsel believe that the Telecommunications Authority will intervene in this case and set the transmission fees, which will be effective once set by the Telecommunications Authority.

  •
  In August 2001, the Turkish Competition Board issued its decision concerning business dealings between Turkcell and one of its principal distributors of GSM handsets. The Competition Board stated in its decision that Turkcell has a dominant position in the Turkish mobile market. In addition, the decision stated that Turkcell violated certain provisions of the Law on the Protection of Competition. As a result of these violations, the Competition Board imposed a fine of approximately $5.3 million on Turkcell on August 1, 2001 and ordered Turkcell to cease violating the provisions of the Law on the Protection of Competition. Turkcell maintains that it has not violated the provisions of the Law on the Protection of Competition, and plans to initiate a cancellation action against the decision of the Turkish Competition Board before Danistay. As of June 30, 2001, Turkcell has not recorded any accrual relating to this matter because Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty.

    Turkcell's consolidated financial statements as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, and its unaudited consolidated financial statements as of June 30, 2001, and for the six month periods ended June 30, 2000 and 2001 are in included in this prospectus. The independent auditors' report on Turkcell's consolidated financial statements as of December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, which is unqualified, contains explanatory paragraphs stating that Turkcell's current liabilities at December 31, 2000 exceeded current assets by approximately U.S.$55.8 million and that as of and for the three month period ended March 31, 2001, Turkcell is in breach of one of the covenants contained in its 1998 and 1999 bank facilities, which may raise substantial doubt about Turkcell's ability to continue as a going concern, and that an uncertainty exists relating to the significant economic difficulties that have emerged in Turkey during the year 2000 and subsequent to December 31, 2000, and that the Turkcell's consolidated financial statements referred to above do not include any adjustments that might result from the outcome of these uncertainties. Turkcell has, however, subsequently repaid the 1998 bank facility and received confirmation that a majority of the banks in the syndicates under the bank facilities have agreed (i) to waive the covenant breaches for the 1999 bank facility and (ii) to adjust the relevant covenants going forward beginning in the third quarter in line with Turkcell's business plan.

Pannon GSM

    We have a 23 percent shareholding in Pannon GSM, the second largest mobile telephone operator in Hungary. On October 29, 2001, we entered into a share purchase agreement regarding the sale of our holding in Pannon GSM to Telenor Mobile Communications for approximately E310 million. The completion of the share purchase agreement is subject to, among other things, approval of the regulatory authority and Hungarian Ministry responsible for telecommunications. See "— Material Contracts — Contractual Arrangements relating to our investment in Pannon GSM — Pannon GSM Share Purchase Agreement." Hungary's mobile phone penetration rate grew to 30 percent at the end of 2000. As of December 31, 2000, Pannon GSM had approximately 1.2 million subscribers, giving it approximately 41 percent of the Hungarian mobile telephone market. Pannon GSM's network covers approximately 99 percent of Hungary's population and approximately 95 percent of its geographic area. For the year ended December 31, 2000, Pannon GSM's revenues amounted to E375 million, as compared to revenues of E313 million for the year ended December 31, 1999.

    The following table sets forth certain information regarding Pannon GSM and the Hungarian mobile telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions,(2) except percentages and market data)
Revenues	266	313	375
Operating profit	41	87	73
Net (loss) income	(4)	51	36
Sonera's share of net income(3)(%)	23.0	23.0	23.0
Equity (loss) income consolidated to Sonera(4)	(0.4)	10	8
Total assets	302	465	446
Shareholders' equity	35	78	117
Net debt(5)	200	168	214
Number of subscribers at end of period (in thousands)	432	668	1,221
Penetration rate of mobile services in Hungary (%)	10.7	16.0	30

(1)
The selected financial data set forth above is based on financial reports received from Pannon GSM in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Pannon GSM for the relevant years.

(2)
For 1998, 1999 and 2000, Hungarian forint amounts in income statement items have been translated into Finnish markkas using the Bank of Finland average exchange rate for the period and in balance sheet items using the Bank of Finland middle rate in effect on December 31, 1998, 1999 and 2000, respectively, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573.

(3)
Until August 1998, we had an 18.1 percent equity interest in Pannon GSM. In August 1998, we acquired an additional 4.9 percent interest increasing our shareholding to 23.0 percent.

(4)
Before any amortization of goodwill. In 1998, 1999 and 2000 we recorded amortization of goodwill with respect to Pannon GSM of E2 million, E6 million and E6 million respectively.

(5)
Net debt consists of interest-bearing debt less cash and short-term investments.

    Pannon GSM launched its GSM service commercially in March 1994 pursuant to a license awarded in September 1993 by the Hungarian Ministry for Transport, Telecommunications and Water Management (the "Hungarian Ministry"). Under the terms of the license, Pannon GSM has the right, for 15 years from the date of the license, to provide public GSM 900 services and may, with the agreement of the Hungarian Ministry, extend the term of the license for an additional period of seven and one-half years. In June 1999, Pannon GSM was granted a 15-year GSM 1800 license from the Hungarian Ministry. The other providers of mobile telecommunications in Hungary are Westel 900 GSM Mobil Tavkozlesi Rt., a provider of GSM 900 and 1800 services; Westel

Radiotelefon Kft., a provider of analog mobile telecommunications services; and Vodafone Hungaria, a subsidiary of Vodafone Airtouch that provides GSM 1800 services.

    The granting of GSM 1800 licenses in Hungary was part of an arrangement between the Hungarian Ministry and the current operators in which the current operators agreed to waive their rights for additional GSM 900 frequencies against the receipt of GSM 1800 licenses. Additionally, Pannon GSM and Westel agreed to provide Vodafone Hungaria an opportunity to roam in their networks for a maximum of three years ending on June 30, 2004, at the latest. Pannon GSM began using its GSM 1800 frequencies in Budapest in November 2000, and outside Budapest in March 2001. Under the terms of the agreement between Pannon GSM and Vodafone Hungaria, Pannon GSM can terminate the agreement fifteen months from its execution and Vodafone Hungaria can terminate it after twelve months. Each party is required to give the other party three months' notice of its intention to terminate the agreement.

    Pannon GSM offers its subscribers a wide range of value-added features, including the ability to send SMS messages to e-mail addresses and receive e-mail messages in SMS format, voice mail and conference call services. Pre-paid services started in 1997, and, in 1998, Pannon GSM introduced a pre-paid service with rechargeable SIM cards. In 1999, Pannon GSM started to offer voice over IP for international calls. In 2000, Pannon GSM introduced pre-paid roaming. In June 2001 Pannon GSM launched GPRS services throughout its service area. While Pannon GSM's network has been fully built out and covers essentially the entire geographical area of Hungary, Pannon GSM continues to make additional investments in its network to increase quality, improve indoor coverage and expand the overall capacity of its network. By the end of 2000, Pannon GSM had entered into roaming agreements with 160 operators in 71 countries.

    We provide business and technical expertise to assist the operation of Pannon GSM's network. We currently have two nominees including the Chairman serving on Pannon GSM's seven member board of directors and one nominee on Pannon GSM's five member supervisory board. Pannon GSM's other principal shareholders include Royal KPN, Telenor and TDC. We and the other shareholders of Pannon GSM have entered into a shareholders' agreement which provides for certain rights of first refusal with respect to transfers of Pannon GSM shares.

AS EMT

    Through our shareholding in Eesti Telekom, a publicly listed Estonian corporation, we have an indirect 24.5 percent ownership interest in AS EMT, formerly known as Eesti Mobiiltelefon. AS EMT, a wholly-owned subsidiary of Eesti Telekom, is the largest of three GSM operators in Estonia. As of December 30, 2000, AS EMT had approximately 327,000 subscribers using its GSM network, giving it approximately 59 percent of the total Estonian mobile telephone market. AS EMT's GSM network covers approximately 99 percent and 98 percent of Estonia's population and geographic area, respectively. For the year ended December 31, 2000, AS EMT's revenues amounted to E116 million, as compared to revenues of E103 million for the year ended December 31, 1999.

    The following table sets forth certain information regarding AS EMT and the Estonian mobile telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions(2), except percentages and market data)
Revenues	84	103	116
Operating profit	29	38	43
Net income	20.1	34.1	43.4
Sonera's share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera	4.9	8.4	10.6
Total assets	66	85	101
Shareholders' equity	54	73	87
Net debt(3)	(5.1)	(15)	(22)
Number of subscribers at period end (in thousands)	152	244	327
Penetration rate of mobile telephone services in Estonia (%)	16.8	27.5	39

(1)
The selected financial data set forth above is based on financial reports received from AS EMT in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by AS EMT for the relevant periods.

(2)
For income statement items, Estonian kroon amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3)
Net debt consists of interest-bearing debt less cash and short-term investments.

    AS EMT commercially launched its NMT service in 1991 and its GSM service in 1995. AS EMT terminated its NMT services at the end of 2000. AS EMT has a GSM license granted by the Estonian Ministry of Transport and Communications (the "Estonian Ministry") that is valid until August 31, 2006. AS EMT also has a license granted by the Estonian Ministry to provide GSM 1800 services that is valid until August 31, 2006. Competing providers of mobile telecommunications services in Estonia include Radiolinja Eesti AS, a subsidiary of the Finnish GSM operator Radiolinja, and Tele 2 Eesti AS, which together currently have a 45 percent share of the Estonian mobile telecommunications market.

    AS EMT offers its subscribers a wide range of value-added features, including GPRS services, mobile high speed data services, the ability to send SMS messages to other mobile phones and to e-mail addresses, the ability to pay for car parking in Tallinn by mobile phone, and the ability to receive e-mail messages in the form of SMS messages. AS EMT had roaming agreements with mobile communications operators in approximately 77 countries as of March 31, 2001.

    We provide both GSM operating and technical expertise to AS EMT. Our ownership interest in AS EMT is held through Eesti Telekom, a publicly listed Estonian corporation. Other shareholders of Eesti Telekom are Telia, which holds a partly indirect 24.5 percent equity interest, and the Republic of Estonia, which holds a 27.3 percent equity interest. The remaining 23.7 percent is owned by the public. Prior to the initial public offering of Eesti Telekom, both its group structure and ownership structure were restructured. The restructuring was effected on the basis of an agreement entered into between the Republic of Estonia and the minority shareholders of Eesti Telekom's subsidiaries. Pursuant to the restructuring agreement, the shareholders of AS EMT and Eesti Telefon, including our Company, exchanged their shares in such subsidiaries for publicly-traded shares of Eesti Telekom. Eesti Telekom has a ten member supervisory council elected by the annual general meeting of shareholders. Sonera, Telia and the Republic of Estonia have two members each in the supervisory council. AS EMT has its own four member supervisory council in which Sonera and Telia together have two nominees.

    Estonian telecommunications legislation was revised in preparation for Estonia's expected membership in the European Union and came into effect on March 19, 2000. The implementing legislation is still under development. There can be no assurance that the interpretation and implementation of new telecommunications legislation in Estonia will not have an adverse effect upon AS EMT and the relevant regulatory authority in Estonia has indicated that it will consider whether AS EMT has significant market power in the Estonian market. A number of lawsuits regarding Eesti Telekom's recent initial public offering and the restructuring process have been brought against Eesti Telekom, the Republic of Estonia and several other parties, including Telia. All of these lawsuits have been successfully defended, and, like the previous lawsuits, the remaining lawsuit attempts to, among other things, invalidate the restructuring and the subsequent sale of shares in the initial public offering. While Eesti Telekom has successfully defended itself in the previous suits, management is currently not in a position to estimate the outcome of the remaining lawsuit but it believes that the defendants have good defenses against the claims presented.

Latvijas Mobilais Telefons

    We have a 24.5 percent shareholding in Latvijas Mobilais Telefons, the largest GSM operator in Latvia. As of December 31, 2000, Latvijas Mobilais Telefons had approximately 267,000 subscribers for its GSM and NMT 450 networks combined, giving it approximately 67 percent of the total Latvian mobile phone market. For the year ended December 31, 2000, Latvijas Mobilais Telefons' revenues amounted to E154 million, as compared to revenues of E103 million for the year ended December 31, 1999.

    The following table sets forth certain information regarding Latvijas Mobilais Telefons and the Latvian mobile telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions(2), except percentages and market data)
Revenues	69	103	154
Operating profit	25	44	63
Net income	12.9	31	46
Sonera's share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera	3.1	7.7	11.3
Total assets	78	99	135
Shareholders' equity	40	72	107
Net debt(3)	7	2	(6)
Number of subscribers at period end (in thousands)	125	201	267
Penetration rate of mobile telephone services in Latvia (%)	6.8	11.5	17

(1)
The selected financial data set forth above is based on financial reports received from Latvijas Mobilais Telefons in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Latvijas Mobilais Telefons for the relevant years.

(2)
For income statement items, Latvian lat amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3)
Net debt consists of interest-bearing debt less cash and short-term investments.

    Latvijas Mobilais Telefons commercially launched its NMT service in 1992 and its GSM service in 1996. Latvijas Mobilais Telefons' GSM and NMT licenses were each renewed in January 2001 for terms of five years. Pursuant to the license, Latvijas Mobilais Telefons has the right to develop and operate an NMT 450 and a GSM network in Latvia. The only competing provider of mobile telecommunications services in Latvia is SIA Tele2, a wholly-owned subsidiary of the Swedish telecommunications company Tele2 AB, which currently has approximately 40 percent of the total Latvian mobile communications market. Latvijas Mobilais Telefons offers its subscribers a wide range of value-added features, including mobile high speed data services, voice mail, call forwarding, caller identification, SMS messaging and forwarding of SMS messages to e-mail addresses as well as fax and data capability. In July 1999, Latvijas Mobilais Telefons and SIA Tele2 were granted GSM 1800 licenses. Latvijas Mobilais Telefons began using the new frequency at the end of 1999 and SIA Tele2 in early 2000. Latvijas Mobilais Telefons has roaming agreements with approximately 189 mobile telecommunications operators in 83 countries.

    We provide both GSM operating and technical expertise to Latvijas Mobilais Telefons. We currently have two nominees serving on Latvijas Mobilais Telefons' seven member board of directors. Latvijas Mobilais Telefons' other shareholders include Telia, with a 24.5 percent interest, Digital Latvia Radio and TV Centre, which is a wholly-owned subsidiary of the Latvia Radio and Television Centre, with a 23 percent interest, Lattelekom, with a 23 percent interest, and the Republic of Latvia, which has a five percent interest.

    Latvian telecommunications legislation is currently being revised in preparation for Latvia's expected membership in the European Union. Management is currently not in a position to assess the impact on Latvijas Mobilais Telefons of the anticipated passage of new telecommunications legislation in Latvia.

Omnitel

    In September 1998, we purchased a 27.5 percent indirect holding in Omnitel, the largest of three GSM operators in Lithuania. As of December 31, 2000, Omnitel had approximately 307,000 subscribers using its GSM network, giving it approximately 60 percent of the total Lithuanian mobile telephone market. Omnitel's GSM network covers approximately 99 percent and 98 percent of Lithuania's population and geographic area, respectively. For the year ended December 31, 2000, Omnitel's revenues amounted to E92 million, as compared to E83 million for the year ended December 31, 1999.

    The following table sets forth certain information regarding Omnitel and the Lithuanian mobile telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions(2), except percentages and market data)
Revenues	79	83	92
Operating profit	18.4	35	27
Net income	15.8	30.6	20.5
Sonera's share of net income (%)	27.5	27.5	27.5
Equity income consolidated to Sonera(3)	2.0	8.4	5.6
Total assets	84	106	123
Shareholders' equity	31	67	93
Net debt(4)	42	10	(1)
Number of GSM subscribers at period end (in thousands)	146	196	307
Penetration rate of mobile telephone services in Lithuania (%)	6.3	8.7	11

(1)
The selected financial data set forth above is based on financial reports received from Omnitel in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by Omnitel for the relevant years.

(2)
For income statement items, Lithuanian lita amounts have been translated into Finnish markkas using Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3)
Before any amortization of goodwill. In 1998, 1999 and 2000, we recorded amortization of goodwill with respect to Omnitel of E2 million, E7 million and E8 million, respectively. We acquired our shareholding in Omnitel on September 2, 1998. Accordingly, our equity income from Omnitel in 1998 only includes the last four months of 1998.

(4)
Net debt consists of interest-bearing debt less cash and short-term investments.

    Omnitel commercially launched its GSM 900 service in March 1995. Omnitel's current GSM 900 license was granted in October 1997 by the Lithuanian Ministry of Communications and Information and is valid until October 2007, subject to renewal thereafter. Omnitel competes principally with UAB Bite GSM and UAB Tele2, providers of GSM 900 and GSM 1800 services. Omnitel was granted a GSM 1800 license in 1998. Omnitel offers its subscribers a wide range of value-added features, including GPRS services (which were launched in February 2001), voice mail, call forwarding, call waiting, caller identification, three-way conferencing and SMS messaging. Omnitel also provides commercial Internet services, data transmission services, using X.25 and X.28 protocol, and nationwide paging services. Omnitel had roaming agreements with 132 mobile telecommunications operators in 62 countries as of December 31, 2000.

    Omnitel's other shareholders are Telia, also with a 27.5 percent indirect shareholding, Motorola Lithuania Telecom, a Lithuanian subsidiary of Motorola Corporation, with a 35 percent shareholding, and the Kazickas family, with a ten percent shareholding. Sonera and Telia may each nominate two of the seven members of the Omnitel board of directors. Subject to certain conditions, each shareholder may require Omnitel to repurchase its Omnitel shares. The shareholders may be required to make additional capital contributions to Omnitel provided that any proposal for capital contributions must be approved by a super majority of the shareholders.

North-West GSM

    We have a 23.5 percent shareholding in North-West GSM ZAO, a GSM service provider in the northwestern part of Russia, including the St. Petersburg, Archangelsk, Murmansk, Karelia and Vologda regions. As of December 31, 2000, North-West GSM had approximately 253,000 subscribers using its GSM network. North-West GSM's network covers approximately 93 percent of the population in St. Petersburg and Leningrad oblast and 40 percent of its geographic area, respectively, and between 30 to 50 percent of the population in its other service areas. For the year ended December 31, 2000, North-West GSM's revenues amounted to E132 million, as compared to revenues of E80 million for the year ended December 31, 1999.

    The following table sets forth certain information regarding North-West GSM and the Russian mobile telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions(2), except percentages and market data)
Revenues	88	80	132
Operating profit	29.4	19.7	42
Net income	16.3	5.9	22.7
Sonera's share of net income (%)	23.5	23.5	23.5
Equity income consolidated to Sonera	3.8	1.2	5.3
Total assets	84	108	122
Shareholders' equity	32	43	67
Net debt(3)	10	0.3	17
Number of subscribers at period end (in thousands)	92	133	253
Penetration rate of mobile telephone services in Russia (%)	0.3	0.9	2

(1)
The selected financial data set forth above is based on financial reports received from North-West GSM in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by North-West GSM for the relevant years.

(2)
For income statement items, U.S. dollar amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3)
Net debt consists of interest-bearing debt less cash and short-term investments.

    North-West GSM commercially launched its GSM service in the St. Petersburg area in December 1994 and in most of its other service areas in 1997. North-West GSM's licenses in its five principal service areas are valid until 2008. In December 1999, North-West GSM acquired 100 percent of the equity of North-West DCS ZAO, a holder of a GSM 1800 license, and, in March 2000, by decision of the Russian Ministry of Telecommunications, the North-West DCS ZAO license was transferred to North-West GSM. This acquisition permits North-West GSM to provide dual band service and adds Kaliningrad, Novgorod and Pskov to the regions in which it is licensed. North-West GSM expects to launch commercial services in these new regions by the end of 2001. As of December 31, 2000, North-West GSM had a 70 percent share of the market for mobile telecommunications services in the city of St. Petersburg and Leningrad oblast and approximately 20 percent in its other service areas. The two principal competitors of North-West GSM are Delta Telecom, which operates an NMT based service, and Fora Communications, which operates an AMPS based service. North-West GSM's management believes that North-West GSM operates the most advanced mobile network in Russia, giving it a competitive advantage over other providers of primarily analog based services.

    North-West GSM offers its subscribers a wide range of value-added features, including voice mail, call forwarding, caller identification and SMS messaging, data and fax capabilities as well as WAP and electronic payment services. North-West GSM has roaming agreements with approximately 243 mobile communications operators in approximately 112 countries. North-West GSM also provides national roaming pursuant to agreements with 15 other GSM operators operating in many densely populated areas in Russia, including the cities of Moscow, Nizhni-Novgorod, Samara and Krasnodar.

    We provide operating, financial and technical expertise to North-West GSM. North-West GSM's other shareholders include a group of Russian telecommunications companies and financial institutions, which hold, in the aggregate, 51 percent of North-West GSM, and Telia and Telenor, which each hold 12.7 percent interests in North-West GSM. In connection with the merger of North-West GSM, Sonic Duo and several other regional GSM operators, Telenor will be bought out, as described in the section "— Recent Developments in Russia." Of the ten members of the North-West GSM board of directors, five are nominated by the Russian shareholders. Of the remaining five directors, we have the right to nominate two directors, Telia and Telenor have the right to nominate one director each, and we, together with Telia and Telenor, have the right to nominate one director. The transfer of shares in North-West GSM is subject to certain restrictions, including rights of refusal and consent rights of other North-West GSM shareholders.

    The European Bank for Reconstruction and Development (EBRD) agreed in 1996 to lend North-West GSM up to $40 million to finance development of the GSM network. To secure North-West GSM's obligations thereunder, each shareholder agreed to pledge up to 100 percent of its respective shares to the EBRD. The loan agreement also restricts North-West GSM's ability to pay dividends, incur additional indebtedness and make certain expenditures without the permission of the EBRD. In accordance with the EBRD loan agreement and since only half of the loan was drawn down, we have pledged 50 percent of our North-West GSM shares in favor of the EBRD, including dividends or distributions that may be paid thereon. North-West GSM repaid all amounts under the EBRD loan agreement in January 2001, but the pledge remains in effect and we are discussing its release with the EBRD.

    In August 1998, Russia experienced a severe economic and political crisis which negatively affected North-West GSM's results of operations in 1998 and 1999. In 2000, North-West GSM experienced a sharp increase in revenues and returned to profitability in part due to improvements in the Russian economy. Russia, however, remains an emerging market and does not possess the well-developed business and regulatory infrastructure that generally exist in more mature market economies. Furthermore, the Russian Government has not fully implemented the reforms necessary to create banking, judicial, tax and regulatory systems that usually exist in more developed markets. In the event a new economic or political crisis should occur in Russia, it could have a material adverse effect upon the value and prospects of North-West GSM.

Sonic Duo

    In May 2000, Sonic Duo, a Russian company in which we hold a 35 percent interest, acquired a license to provide GSM services in Moscow and the Moscow region, which has a population of approximately 15 million inhabitants. Sonic Duo has started construction of its GSM network and management expects that Sonic Duo will begin to offer GSM services on a commercial basis to its own subscribers as well as to visitors by November 2001. Sonic Duo is in the process of finalizing financing from the EBRD, the IFC and other bank lenders. In connection with the financing, we will pledge our shares in Sonic Duo to the EBRD, the IFC and the other bank lenders involved, and we will also provide a limited guarantee covering Sonic Duo's payment obligations. In addition, Sonic Duo has, since April 2001, had in place a bridge loan of $43 million from Ericsson Credit AB to finance the purchase of equipment and services from Ericsson. We have, through Sonera Holding B.V., pledged a portion of our shares in Sonic Duo as security for the bridge loan, which matures on December 31, 2001.

Recent Developments in Russia

    In August 2001, we announced that Sonic Duo's operations will be merged into the operations of North-West GSM along with the operations of several regional Russian GSM operators to form the first nationwide GSM operator in Russia.

    The core of the new merged operations will be formed by North-West GSM, Sonic Duo and several regional GSM operators in the Northern Caucasus, Urals, Volga, Siberia and Far-Eastern parts of Russia. All of these operators, including Sonic Duo, will become subsidiaries of North-West GSM. In addition to North-West GSM's GSM service, GSM services have been commercially launched in the Volga region, the Northern Caucasus and on a limited scale in Moscow and the Far-Eastern parts of Russia. Full commercial GSM service will be launched in Moscow by the end of the year 2001 and in selected areas in other regions during 2002.

    As of September 30, 2001, the operations of the new combined North-West GSM have approximately 500,000 subscribers and its license area covers approximately 122 million potential customers, representing 80 percent of Russia. Measured by the operating license area, it will be the largest GSM operator in Russia and the third largest when measured by the number of subscribers. The new combined North-West GSM will offer GSM services in both GSM 900 and GSM 1800 networks. In addition, the combined entity is also expected to provide HSCSD and GPRS services in major cities.

    We expect to own 26 percent of the new combined North-West GSM. The other shareholders will be AO Telecominvest, with a 31.3 percent shareholding, OOO CT-Mobile, with a 25.1 percent shareholding, Telia, with an 8.1 percent shareholding, IPO Growth Fund with a 6.5 percent shareholding, and ZAO WestLink and ZAO Kontakt S with a 1.5 percent shareholding each. Telenor's interest in North-West GSM will be bought out by us and Telia. Provided all regulatory consents are obtained, we expect the merger to be completed by the end of the first quarter of 2002. Our participation in the merger will not increase our total investments in Russia.

    After the combination of North-West GSM's operations is completed, we will have the joint right together with OOO CT-Mobile to approve the general director of the new combined North-West GSM, whose nomination is to be made by AO Telecominvest. Additionally, we will have the right to nominate two of the seven members of the board of the new combined North-West GSM, while OOO CT-Mobile and AO Telecominvest will have the right to nominate two and three board members, respectively. One of AO Telecominvest's board members will be nominated by Telia.

LibanCell

    We have a 14 percent holding in LibanCell, one of two GSM operators in Lebanon. As of December 31, 2000 LibanCell had approximately 346,000 subscribers, giving it approximately 47 percent of the Lebanese mobile telephone market. LibanCell's network covers approximately 95 percent of Lebanon's population and approximately 90 percent of its geographic area. For the year ended December 31, 2000, LibanCell's net revenues amounted to E180 million, as compared to net revenues of E150 million for the year ended December 31, 1999.

    The following table sets forth certain information regarding LibanCell and the Lebanese mobile telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions(2), except percentages and market data)
Net revenues	120	150	180
Operating profit	54	61	81
Net income	41	46	58
Sonera's shareholding (%)	14.0	14.0	14.0
Dividends received	3	3	3
Total assets	226	247	215
Shareholders' equity	73	96	149
Net debt(3)	25	10	(85)
Number of subscribers at period end (in thousands)	248	318	346
Penetration rate of mobile telephone services in Lebanon (%)	12.0	15.7	18

(1)
Except as noted in the immediately following sentence, the selected financial data set forth above is based on financial reports received from LibanCell in the preparation of our consolidated financial statements and the data presented may therefore differ from the data included in the financial statements published by LibanCell for the relevant years. We, however, treated bad debt write-offs recorded by LibanCell as a part of operating expenses rather than non-recurring items that are not taken into account in calculating operating profit due to our belief that the cost of bad debt is a cost of conducting a mobile operator business. Net profit is unaffected by this change.

(2)
Lebanese pound amounts have been translated into U.S. dollars using an exchange rate of 0.00066313 U.S. dollars per Lebanese pound, which U.S. dollar amounts in income statement items have been translated into Finnish markkas using the Bank of Finland average exchange rate for the respective periods and in balance sheet items using the Bank of Finland middle rate in effect at the end of each year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00=FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3)
Net debt consists of interest-bearing debt less cash and short-term investments.

    LibanCell commercially launched its GSM service in May 1995, pursuant to a Build Out and Transfer Agreement (the "BOT Agreement") concluded with the Republic of Lebanon in 1994. The BOT Agreement granted LibanCell the right to build, operate and transfer a GSM network in Lebanon and, according to its terms, was to expire in 2004. Upon expiration of the BOT Agreement, LibanCell's GSM network would have reverted back to the Republic of Lebanon. The Lebanese government entered into a similar BOT Agreement with France Telecom Mobiles Liban, which operates a GSM network in Lebanon under the brand name "Cellis" and is the only other GSM operator currently operating in Lebanon.

    In June 2001, the Lebanese government prematurely terminated its BOT Agreements with both LibanCell and France Telecom Mobiles Liban. The termination of the BOT Agreements follows a number of disagreements between the Lebanese telecom providers and the Lebanese government. On April 22, 2000, the Lebanese Ministry of Post and Telecommunications served a payment order on LibanCell for the amount of $300 million in connection with alleged violations by LibanCell of the terms of the BOT Agreements. France Telecom Mobiles Liban was also requested to pay $300 million. In response, in May 2000, LibanCell filed a request for arbitration of the matter pursuant to the terms of the 1994 BOT Agreement. The matter is still pending and LibanCell's management is not currently in a position to predict the timing or likely outcome of the proceeding.

    Though the Lebanese government stated in September 2001 that it was terminating its BOT Agreement with LibanCell due to LibanCell's alleged breach of its terms, it simultaneously announced that it would offer two 20 year GSM licenses before the end of 2001, and was preparing for a bidding process. In October 2001, the Lebanese government announced that it has appointed the investment bank HSBC to manage the proposed bidding process. LibanCell's management strongly contests the Lebanese government's claim that LibanCell was in breach of the terms of the BOT Agreement. However, LibanCell's management has not ruled out the possibility of participating in the planned bidding process. According to the terms of the terminated BOT Agreements, the Lebanese government is obliged to compensate LibanCell for annulling the BOT Agreement before expiration, and LibanCell is required to return all telecom equipment to the Lebanese government by the end of 2001.

    Prior to the termination of the BOT Agreement, LibanCell paid certain fixed amounts to the Republic of Lebanon annually together with a percentage of revenues generated by airtime, connection and subscription fees, and international call fees ranging from 20 percent in the first eight years of the BOT Agreement to 50 percent in the final two years. The BOT Agreement also restricted LibanCell's ability to increase rates for network usage.

    Pursuant to an agreement between LibanCell and us, we provide technical expertise and services to assist LibanCell in complying with the minimum requirements of the BOT Agreement. In return for these services, we receive four percent of LibanCell's annual net income. We currently have one nominee serving on LibanCell's five member board of directors. We are the only principal shareholder of LibanCell that operates its own telecommunications network, the other principal shareholders being Lebanese Telecommunications Company SARL, Lebanese Communication Holding SAL and Almabani Liban. Although the shareholders can freely sell their shares to one another, sales of shares to parties other than shareholders are subject, first, to a right of first refusal held by LibanCell and, thereafter, to a right of first refusal held by the other shareholders proportionally in accordance to their holdings. Any transfer of shares is also subject to the prior approval of the Lebanese Ministry of Posts and Communications.

    The only other provider of mobile telecommunications services in Lebanon is France Telecom Mobiles Liban, which serves approximately 50 percent of the Lebanese market. However, the Lebanese government has made public that it is considering launching a state-owned cellular phone company to compete with the two current providers.

Deutsche Telekom

    We own 38.6 million shares of Deutsche Telekom, representing less than one percent of its outstanding shares. Deutsche Telekom is the largest provider of telecommunications services in Europe. We acquired our interest in Deutsche Telekom as a result of a number of different transactions relating to our investment in the U.S. PCS operators, Aerial Communications, Inc., Powertel, Inc. and VoiceStream Wireless Corporation. These transactions are summarized below:

  •
  In September 1998, we invested $200 million in Aerial Operating Co., the principal operating subsidiary of Aerial Communications, Inc. ("Aerial"), in exchange for an initial 19.4 percent ownership interest in Aerial Operating Co.

  •
  In September 1999, we acquired a 9.1 percent ownership interest, on a fully diluted basis, in Powertel, one of the largest GSM-based PCS operators in the United States, for a purchase price of $122.7 million. This was effected through our purchase of 100,000 shares of Powertel's Series A convertible preferred stock from LM Ericsson. We subsequently converted the Powertel Series A preferred shares into shares of Powertel common stock.

  •
  In November 1999, we made an additional investment of $230 million in Aerial.

  •
  In February 2000, in connection with the merger of VoiceStream and Omnipoint Corporation, a U.S. PCS operator, we purchased VoiceStream shares representing 3.6 percent of its outstanding share capital for a purchase price of $500 million.

  •
  On May 4, 2000, Aerial and VoiceStream merged. Pursuant to the merger agreement, we received 0.455 shares of VoiceStream for each Aerial common share that we held prior to the merger.

  •
  On January 31, 2001, we acquired additional shares of common stock of Powertel representing approximately 2.7 percent of its outstanding share capital for an aggregate purchase price of approximately $125 million.

  •
  In May 2001, we sold 3,300,000 VoiceStream shares and sold 1,100,000 Powertel shares through market transactions for which we received proceeds of approximately E432 million in the aggregate.

  •
  On May 31, 2001, Deutsche Telekom completed the acquisitions of VoiceStream and Powertel. Under the terms of the merger agreements, each share of VoiceStream held by us was converted into the right to receive a combination of $15.9062 in cash and 3.6683 shares of Deutsche Telekom and each share of Powertel common stock was converted into the right to receive 2.6353 shares of Deutsche Telekom. In connection with the merger we received, in the aggregate, approximately 72 million shares of Deutsche Telekom and approximately E292 million cash in exchange for our VoiceStream and Powertel holdings.

    We have used and expect to use the remaining cash proceeds in connection with (1) our sale of VoiceStream and Powertel shares in May 2001 and (2) the tender of all of our VoiceStream shares pursuant to the merger of VoiceStream with and into Deutsche Telekom to reduce our outstanding indebtedness.

    In connection with the VoiceStream/Powertel/Deutsche Telekom merger, we, together with certain other large former shareholders of VoiceStream and Powertel, have agreed with Deutsche Telekom not to transfer any Deutsche Telekom shares received in exchange for our VoiceStream and Powertel shares in the mergers except for the percentage of our holdings set forth below, subject to certain exceptions:

1.
For the three-month period following the merger: none.

2.
For the three-month period ending six months after the merger: 40 percent. This percentage is calculated based on the number of Deutsche Telekom shares we would have received in the Deutsche Telekom-Powertel-VoiceStream merger, assuming (i) we held the number of Powertel and VoiceStream shares at the time of the merger as we held at the time of the respective shareholders' meeting of Powertel and VoiceStream approving the merger with Deutsche Telekom (both of which occurred in March 2001) and (ii) we had elected to receive a "mixed consideration" of Deutsche Telekom shares and cash in connection with our tender of VoiceStream shares as provided in the VoiceStream-Deutsche Telekom merger agreement.

3.
After six months after the merger: 100 percent. Our lock-up obligations under this agreement expire on December 1, 2001.

    Our consolidated earnings in 2000 included a gain of E835 million recorded as a result of the Aerial/VoiceStream merger. The amount of the gain was determined by the difference between VoiceStream's market value at the time of the merger and the carrying value of Aerial on our consolidated balance sheet. In April 2000, we received an advance ruling from the Central Tax Board of Finland, according to which the Aerial/VoiceStream merger is considered a transaction for which we are liable to pay tax in Finland. This ruling was subsequently affirmed by the Supreme Administrative Court in Finland. As a result of the ruling, we paid taxes of approximately E216 million relating to the Aerial/VoiceStream merger in 2000 even though the merger had no effect on our cash flow.

    We have sold a portion of our Deutsche Telekom shares on the following occasions:

  •
  Starting July 9, 2001 we executed a program of sales, during which we sold approximately 21.9 million Deutsche Telekom shares through a series of small market transactions at an average price of approximately E25.75 per share. We announced the share sales on August 26, 2001. The total proceeds from the share sales were approximately E565 million. We were able to execute the share sales after Deutsche Telekom exercised its right under the terms of the shareholders agreement between the VoiceStream and Powertel to release us from the lock-up of over 40 percent of the total number of Deutsche Telekom shares owned by us.

  •
  On September 24, 2001, we announced that we had sold approximately 11.5 million Deutsche Telekom shares. The shares were sold through market transactions at an average price of E16.12 per share. The total proceeds from sales were approximately E185 million.

    We used the proceeds from the Deutsche Telekom share sales to pay down debt. In the third quarter of 2001, we recorded a loss of approximately E76 million from the sale of 33.4 million shares of Deutsche Telekom. To date, we have received a total of approximately E1,475 million in cash from the sale of our holdings in VoiceStream, Powertel and Deutsche Telekom. We plan to dispose of our remaining shares in Deutsche Telekom, taking into consideration market conditions and our lock-up obligations, in an effort to maximize our return on the shares. In addition, we expect to receive an additional 2,773,395 Deutsche Telekom shares in connection with the exercise of our put option that we received pursuant to an agreement we entered into with Powertel and that was subsequently assumed by Deutsche Telekom in the Powertel/Deutsche Telekom merger. See "— EWV Holding" for further information concerning our put agreement with Powertel.

EWV Holding

    In January 2001, we invested $75 million in Eliska Wireless Ventures Holding Company, Inc., a newly-formed company which acquired the PCS licenses and other assets of DiGiPH PCS, a GSM operator in Alabama, Mississippi and Florida in January 2001. We hold a 30.1 percent interest in EWV. EWV's other shareholders include Deutsche Telekom, which acquired its interest through the merger with Powertel, and Eliska Wireless Investors I, L.P. with 49.9 percent and 20.0 percent interests, respectively. In connection with the EWV transaction, we entered into a put agreement with Powertel pursuant to which Powertel agreed that, from October 1, 2001 until June 30, 2002, we may sell all of our interest in EWV to Powertel in exchange for 1,044,568 Powertel shares. The put agreement provides that, in the event of a change of control of Powertel, Powertel's obligations under the put agreement shall be assumed by the party acquiring Powertel and that, thereafter, Sonera's put shall be exercisable for such shares as Sonera would have received if it had already exercised the put and owned the relevant Powertel shares at the time of the change of control of Powertel. Under the terms of the Powertel/Deutsche Telekom merger agreement, each Powertel share was converted into the right to receive 2.6353 shares of Deutsche Telekom. In addition, the number of Powertel/Deutsche Telekom shares that is deliverable to Sonera upon exercise of the put option shall be adjusted to account for the stock dividend of 0.75 percent that was paid to Powertel's shareholders prior to the closing of the Powertel/Deutsche Telekom merger. Consequently, Sonera's option under the put agreement became exercisable for 2,773,395 shares of Deutsche Telekom. In October 2001, we decided to use our put to sell all our shares in EWV to Deutsche Telekom in exchange for 2,773,395 shares of Deutsche Telekom. The sale is subject to regulatory approvals in the United States by the Federal Communications Commission.

Investments in UMTS Licenses

    We have been active in investing, together with partners, in UMTS licenses in a number of European markets. In 2000, UMTS joint ventures of which we are or were a member were granted

UMTS licenses in Germany, Italy, Spain and Norway. While we continue to believe that our investment in UMTS joint ventures could bring important benefits to Sonera in the long term, we have taken a number of steps to limit our future financial exposure to our UMTS investments.

  •
  In Germany, we have entered into agreements with our partner in Group 3G, our German UMTS joint venture, which have the effect of releasing us from our obligations to provide additional funding for the joint venture. As of September 30, 2001, we had invested a total of E3,632 million in equity and shareholder loans in Group 3G. We hold a 42.8 percent interest in Group 3G.

  •
  In Italy, we have notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000's Italian UMTS license and remain liable on the related counter-guarantees we have issued in connection therewith, in the aggregate amount of approximately E206 million. As of September 30, 2001, we had invested a total of $270 million in equity and shareholder loans in Ipse 2000. We hold a 12.55 percent interest in Ipse 2000.

  •
  In Spain, the board of directors of Xfera agreed to significantly curtail Xfera's capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and perhaps reduce, our existing capital commitment to Xfera of approximately E300 million through 2004. We will, however, remain liable for counter-guarantees we have issued on behalf of Xfera in connection with Xfera's fulfillment of certain conditions contained in its UMTS license, in the aggregate amount of E428 million. As of September 30, 2001, we had invested a total of E53 million in equity and shareholder loans in Xfera. We hold a 14.25 percent interest in Xfera.

  •
  In Norway, we have written off our investment of E12 million in Broadband Mobile, our Norwegian UMTS joint venture, which is currently in the process of being liquidated, and we do not expect to incur any future material liabilities relating to the venture.

    As a result of our decision not to invest any additional funds into Group 3G Ipse 2000 and to limit our investments in Ipse 2000 and Xfera, we may experience a dilution in the value of our interest in these companies over time if other shareholders or third parties decide to invest additional equity capital. See "Risk Factors."

    We are continuing to evaluate other strategic alternatives regarding our holdings in our UMTS joint ventures, including the possible disposition of all or a portion of our interests in such companies. The following discussion provides a brief description of our interest in the joint ventures that have been granted UMTS licenses and the markets in which such joint ventures expect to operate.

Germany

    Group 3G, a joint venture in which we hold a 42.8 percent interest, was awarded a UMTS license as the result of an auction process in Germany in August 2000 for a total purchase price of E8,471 million. We paid approximately E3,625 million for our pro rata share of the total purchase price of the license. As of September 30, 2001, we had invested a total of E3,632 million in equity and shareholder loans in Group 3G.

    Partners.  Telefónica Móviles S.A., a subsidiary of Telefónica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Group 3G.

    Business Overview.  Germany is one of the most attractive wireless markets in Europe because of its high per capita income of E25,000 in 2000 and its comparatively low wireless penetration of 58 percent as of December 31, 2000. Group 3G entered into a national roaming agreement with the German operator E-Plus in April 2001, which will allow Group 3G to offer GSM/GPRS services in Germany prior to the launch of UMTS services. Group 3G plans to launch its GSM/GPRS services by the end of 2001 under the brand name "Quam." Group 3G has also established a small branded store network and has entered into agreements with retailers throughout Germany to sell and market "Quam" subscriptions. As of September 30, 2001, Group 3G had approximately 580 employees.

    Management expects that Group 3G will begin offering UMTS services on a commercial basis by the beginning of 2003, depending, among other things, upon the availability of third generation infrastructure and handsets.

    In June 2001, the principal telecommunications regulator in Germany, Reg TP, announced that it would allow UMTS licensees to cooperate in the construction and operation of UMTS networks. Although there can be no assurance that Reg TP's decision will not be modified or blocked by the relevant competition authorities or objected to by other telecommunication operators, partial joint use of the third generation networks would lower Group 3G's capital expenditures for the build-out of its third generation network by allowing for the common use of certain network elements such as antennas, cables, transmitters, receivers and radio network controllers by network operators in Germany.

    In September 2001, we entered into a framework agreement with E-Plus to cooperate in the construction of a UMTS network in Germany. The cooperation has been approved by the boards of both Group 3G and E-Plus and the parties are in the process of finalizing an infrastructure sharing agreement based on the framework agreement. As a result of the cooperation agreement, Group 3G's management estimates that Group 3G will be able to reduce its overall network investment costs in Germany by approximately one-third. The cooperation agreement between Group 3G and E-Plus does not rule out the possibility that other potential partners may share the network.

    Group 3G is currently in negotiations with a number of telecommunications network suppliers to obtain vendor financing in connection with the build out of its network. Group 3G has yet to begin construction of its UMTS network.

    In light of the recent changes in the economic and regulatory environment for mobile operators in Germany and the agreement we have with Telefonica Móviles to cap our funding of Group 3G, we are presently revising Group 3G's business plan with Telefonica Móviles.

    Group 3G's consolidated financial statements for the period as of December 31, 2000 and for the period from inception (August 2, 2000) to December 31, 2000 are included in this prospectus.

    Concession.  Under the terms of Group 3G's nationwide UMTS license in Germany, Group 3G is authorized to operate using two paired 10 MHz channels to provide wireless services, including voice and data. Group 3G is also authorized to operate a single unpaired 5 MHz channel which can be used for wireless data applications. Group 3G's third generation license is valid for a term of 20 years.

    Agreements.  On November 8, 2001, we entered into a new Group 3G Shareholders' Agreement with Telefónica Móviles Intercontinental in light of our decision to cap our investment in Group 3G. Under the shareholders' agreement, neither Sonera 3G Holding B.V., our wholly-owned subsidiary, nor Telefónica Móviles Intercontinental is required to provide additional funding to Group 3G. Should a shareholder decide not to provide funding, and the other shareholder provides substitute funding, the amount of any equity the funding party receives will be based on the fair market value of Group 3G's equity at the time of funding. While we retain the right to contribute further funding to Group 3G should we so choose, we are under no obligation to do so and have no current intention to do so. For additional information on contracts we have entered into relating to Group 3G, see "— Material Contracts — Contractual arrangements relating to our investment in Group 3G."

    Competition.  In addition to the license awarded to Group 3G, five other UMTS licenses were awarded in August 2000, including four UMTS licenses that were awarded to the incumbent wireless service providers in Germany. The four incumbent service providers are:

  •
  T-Mobil, owned by Deutsche Telekom;

  •
  Vodafone (through its acquisition of Mannesmann AG);

  •
  E-Plus, in which KPN and BellSouth have a significant interest; and

  •
  Viag Interkom, which is controlled by British Telecom.

    Mobilcom, in which France Telecom has a 27 percent interest, also received a UMTS license. Because it does not have its own wireless GSM network, it is currently operating as a wireless reseller for network service providers.

Italy

    In September 2000, we became one of the founding members of the Ipse 2000 S.p.A. joint venture, which was formed principally to bid for a third generation license offered by the Government of Italy. In November 2000, Ipse 2000 was awarded one of five national licenses. The aggregate price for the license was approximately E3.3 billion, approximately E2.1 billion of which was paid at the time the license was awarded, and the remaining E1.2 billion of which is due in ten yearly installments commencing at the end of 2001. As of September 30, 2001, we had an aggregate interest in Ipse 2000 of 12.55 percent, and, as of September 30, 2001, we had paid our pro rata portion of the license fee in an amount of E259 million. Our total investment in Ipse 2000, including equity and shareholder loans, was E270 million as of September 30, 2001.

    A syndicate of Italian banks guaranteed the payment of the remaining E1.2 billion due by Ipse 2000 to the Italian government. We have issued counter guarantees with respect to our pro rata share plus interest and expenses of the bank guarantee on behalf of Ipse 2000. We have also issued guarantees, based on our percentage interest in Ipse 2000, in respect of a portion of the amounts guaranteed on behalf of Ipse 2000 by certain smaller shareholders of Ipse 2000, as well as guarantees relating to Ipse 2000's planned network buildout. In total, we have outstanding counter guarantees in the amount of E206 million on behalf of Ipse 2000.

    Partners.  Our partners in Ipse 2000 include Telefónica Móviles, which as of the beginning of 2001 had a 49.67 percent interest in the joint venture, and Banca di Roma, which as of the beginning of 2001 had a ten percent interest. The joint venture's shareholders also include a large number of smaller shareholders, the majority of which are based in Italy.

    Business Overview.  At December 31, 2000, Italy was the second largest wireless market in Europe, based on the number of subscribers, with 42 million subscribers out of a population of 57 million. In August 2001, Ipse 2000 entered into a national roaming agreement with the mobile operator Omnitel. However, in November 2001, Ipse 2000's board of directors decided that Ipse 2000's service launch would be postponed until after the end of the first quarter of 2002. The board also directed the management to develop a business plan for Ipse 2000 which reflects its delayed service launch to be approved by the board of directors before the end of 2001. No final decision regarding the branding of Ipse 2000's services has been reached. Ipse 2000 continues to negotiate distribution agreements with retailers in Italy to sell and market Ipse 2000's subscriptions. Ipse 2000 has also entered into agreements with the Italian State Railway relating to the construction of UMTS base stations on sites located on property owned by the State Railway and the lease of trunk network capacity. As of September 30, 2001, Ipse 2000 had 578 employees.

    In line with our new strategy for our UMTS joint ventures, we have taken steps to limit our funding for Ipse 2000. We have indicated to Ipse 2000's board of directors that it is highly unlikely that we will be able to provide any additional financing to Ipse 2000 beyond our existing investment. The chairman of the board of Ipse 2000 has informed us that Ipse 2000 postponed making payments to its unsecured creditors and may have difficulty covering its payment obligations without further funding. In November 2000, Ipse's board of directors called a meeting of shareholders to take place at the end of November 2001 to determine how the company should be financed on an ongoing basis. See — "Risk Factors."

    Concession.  Under the terms of the nationwide UMTS license, Ipse 2000 is authorized to operate using two paired 10 MHz channels, a further two paired 5 MHz channels and one unpaired, or single, 5 MHz channel to provide wireless services, including voice and data services. The UMTS license in Italy will be valid for a term of 15 years.

    Agreements.  Under the terms of our association agreement for Ipse 2000, Ipse 2000 created an operating company to bid for a UMTS license in Italy. Under the association agreement, Telefónica Móviles and Sonera have agreed to exercise their voting rights as a single block, under the control of Telefónica Móviles. If we were to undergo a change of control, Telefónica Móviles would have the right to force us to sell our interest in Ipse 2000 to them or a third party. In addition, under the terms of the association agreement, the shareholders of Ipse 2000 agreed to enter into a more detailed shareholders' agreement to further define the corporate governance of Ipse 2000. To date, the shareholders of Ipse 2000 have not been able to agree upon the terms of the shareholders' agreement. Under the terms of the association agreement, if there is a deadlock among the members of Ipse 2000 over a material decision, the parties are required to submit to a dispute resolution procedure. If this procedure is unsuccessful in resolving the deadlock, the party objecting to the position that we adopt with Telefónica Móviles is required to sell its percentage interest to Sonera and Telefónica Móviles and we, along with Telefónica Móviles, are required to buy such interest or the vote causing the deadlock must be reconsidered. For additional information on contracts we have entered into relating to Ipse 2000, see "— Material Contracts — Contractual arrangements relating to our investment in Ipse 2000."

    Competition.  In addition to the license awarded to Ipse 2000, four other UMTS licenses were awarded in November 2000 by the Italian authorities, including three UMTS licenses that were awarded to the incumbent wireless service providers in Italy. These three incumbent wireless service providers are:

  •
  Telecom Italia Mobile, owned by Telecom Italia;

  •
  Omnitel, owned by Vodafone; and

  •
  Wind, owned by Enel and France Telecom.

    The other new entrant operator granted a UMTS license is Andala, which is 70 percent owned by Hutchison.

Spain

    In January 2000, we became one of the founding shareholders of Xfera Móviles S.A. In March 2000, Xfera was granted one of four third generation licenses in Spain. Xfera paid an initial license fee of approximately E130 million, of which we paid our pro rata share of E19 million. As of September 30, 2001, we had invested a total of E53 million in equity and shareholder loans in Xfera. We currently hold a 14.25 percent indirect interest in Xfera.

    In early 2001, the Spanish government requested that Xfera pay an annual spectrum fee of E163 million for 2001. Xfera together with the other mobile operators on the Spanish market have brought legal action challenging the amount of the 2001 annual spectrum fee, and have not paid the 2001 Spectrum fee. Subsequently, the Spanish government agreed to lower the annual fee to E35 million beginning in 2002, which would be increased by a rate of 5 percent per annum thereafter up until 2006. Xfera together with the other mobile operators on the Spanish market have brought legal action challenging the amount of the 2001 annual spectrum fee, and have not paid the 2001 spectrum fee. The Spanish government has also extended the deadline for the initial roll out of UMTS networks from August 2001 to June 2002.

    Xfera has committed to a series of 26 performance bonds or guarantees as part of its application for its UMTS license. We have provided counter-guarantees for the obligations of Xfera under the terms of those performance bonds for our pro rata share of Xfera' obligations. In the event that the conditions to the performance bonds are not satisfied and Xfera does not meet the terms of those performance bonds, we may become obligated to make payments under our counter-guarantees. The 26 guarantees have due dates over a ten year period starting on the date of commercial launch of UMTS services, and our pro rata share of those performance bonds is approximately E428 million.

    Partners.  In addition to Sonera, the shareholders of Xfera include a subsidiary of Vivendi, which holds a 29.5 percent interest in the joint venture, and a number of other Spanish and international financial and telecommunications groups. We hold our interest in Xfera through ACS Sonera Móviles SA, a holding company which has a 34.25 percent interest in Xfera. We own a 41.6 percent interest in ACS Sonera, and ACS, a Spanish construction and engineering company, owns the remainder.

    Business Overview.  At March 31, 2000, Spain was the fifth largest wireless market in Europe, based on the number of subscribers, with 25.5 million subscribers out of a population of 40 million. Until October 2001, Xfera had been actively preparing for the launch of services in 2002. Xfera had entered into vendor financing agreements with Nortel and L.M. Ericsson, secured non-recourse financing and had commenced construction of its UMTS networks. It had also entered into a national roaming agreement with an existing Spanish GSM operator. Xfera had also applied for a GSM license and spectrum allocation in an effort to begin offering GSM/GPRS services prior to the launch of UMTS services. However, in light of the lack of available GSM frequencies in Spain and the unavailability of UMTS infrastructure equipment, handsets and services, in October 2001 Xfera's board of directors decided to significantly curtail Xfera's capital and operating expenditures in the short-term. Xfera's board of directors has determined that Xfera would resume its full-scale operations only once the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or the company receives the necessary license and spectrum allocation to launch GPRS/GSM services. As of September 30, 2001, Xfera had approximately 600 employees. In view of the decision of the board of directors of Xfera to postpone commercial activity, Xfera expects to temporarily reduce its workforce to approximately 160 employees.

    Concession.  Under the terms of the nationwide UMTS license, which Xfera was awarded by the Spanish government, Xfera is authorized to operate two paired 15 MHz channels to provide wireless services, including voice and data. Xfera is also authorized to operate a single unpaired, 5 MHz channel, which can be used for wireless data applications. The license is valid for a term of 20 years.

    Agreements.  Xfera is governed by a shareholders' agreement dated January 12, 2000 (the "Xfera Shareholders' Agreement") to which we are a party. On November 16, 2000 we transferred our shares in Xfera to a company by the name of ACS-Sonera Móviles S.A., ("ACS-Sonera") of which we own 41.6 percent and ACS Actividades de Construccion y Servicios, S.A. ("ACS"). Our

relationship with ACS is governed by a shareholders' agreement dated November 16, 2000 (the "ACS Shareholders' Agreement").

    Under the terms of the Xfera Shareholder's Agreement, we have the right to appoint two members to a 15 member Xfera board of directors so long as we continue to maintain at least a ten percent equity interest in Xfera.

    Should Xfera require additional financing, the Xfera Shareholders' Agreement provides that a majority of 86 percent of the shares held in Xfera may decide to set the terms and conditions under which additional financing will be provided. Defaulting members of Xfera may decide up to the time of the actual funding to provide their pro-rata portion of the additional financing under the same terms and conditions approved by those requesting the additional financing. If additional financing is necessary to prevent the award of the license from being revoked by the Spanish authorities or if additional financing is required to avoid a forced liquidation of Xfera, then the approval of members of Xfera representing 51 percent of the share capital will suffice to set the terms and conditions of additional financing.

    Should we breach our obligations under the Xfera Shareholders' Agreement, the non-breaching members of Xfera have the right to purchase all of our shares at the real value of the relevant shares on the day of the exercise of the option to purchase at a 20 percent discount to fair market.

    In the ACS-Sonera Shareholders' Agreement, we agreed with ACS to pool our holdings. The ACS-Sonera Shareholders' Agreement defines our relationship with ACS and creates the holding company ACS-Sonera Móviles. The only other shareholder is ACS. As a minority shareholder, we have the right to appoint two members of the five member board. All matters voted on at the General Shareholders Meeting will be validly adopted by a reinforced majority vote of 60 percent. In addition, we have granted ACS a call option for our shares in ACS-Sonera should Sonera undergo a change of control such that Spanish regulation would require Sonera to sell its shares in Xfera or should Vivendi purchase Sonera.

    In addition to the two shareholders' agreements we have entered into relating to Xfera, we have provided counter-guarantees for the guarantees covering the obligations of Xfera under the terms of its license and the rules of the tender regulations for that license. We may become obligated to make payments under the guarantees in the event that Xfera does not meet certain milestones in connection with the build out of its UMTS network. We have issued counter-guarantees for each of the 26 guarantees, which have due dates over a ten year period starting on the date of commercial launch of UMTS services in the total amount of E428 million. For additional information on contracts we have entered into relating to Xfera, see "— Material Contracts — Contractual arrangements relating to our investment in Xfera Móviles."

    Competition.  In addition to the license awarded to Xfera, three other UMTS licenses were awarded in March 2000 by the Spanish authorities. All three of these licenses were awarded to existing GSM operators. The three incumbent service providers are:

  •
  Amena, in which Telecom Italia, Endesa and Union Fénosa have significant interests;

  •
  Telefónica; and

  •
  Airtel Móvil.

Norway

    In December 2000, Broadband Mobile, a joint venture with the Norwegian telecommunications company Enitel, was granted a UMTS license for Norway. Sonera and Enitel were equal partners in Broadband Mobile ASA. The State of Norway charged a fee of NOK 200 million (approximately E25 million) for the license. In addition, the State of Norway levies an annual license fee, the level of which is decided by the Norwegian Parliament on an annual basis. For 2001, the annual license fee was NOK 20 million.

    On August 9, 2001, we along with our partner Enitel decided to liquidate Broadband Mobile. Enitel's decision to withdraw from the joint venture, the lack of prospective purchasers for Enitel's shares in Broadband Mobile, the small size of the Norwegian market and the failure of our bid for a license in Sweden were significant factors in our decision to liquidate the joint venture. We have written off E12 million of our investment in Broadband Mobile and we do not expect to incur any future material liabilities relating to the venture.

Fixed-line Operations

    Our principal fixed-line associated companies are Eesti Telefon in Estonia, Lattelekom in Latvia and Lietuvos Telekomas in Lithuania. Each of these companies is making the transition from a period of partially exclusive rights to a deregulated operating environment.

Eesti Telefon

    Through our holding in Eesti Telekom, a publicly-listed Estonian corporation, we have an indirect 24.5 percent interest in Eesti Telefon. Eesti Telefon, a wholly-owned subsidiary of Eesti Telekom, is currently the dominant provider of fixed-line telecommunications services in Estonia. As of December 31, 2000, Eesti Telefon had approximately 517,000 subscriber lines. In the year 2000, Eesti Telefon's revenues amounted to E172 million, as compared to revenues of E154 million in 1999.

    The following table sets forth certain information regarding Eesti Telefon and the Estonian fixed-line telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions(2), except percentages and market data)
Revenues(3)	138	154	172
Operating profit	22	25	30
Net income(4)	16	9	27
Sonera's share of net income (%)	24.5	24.5	24.5
Equity income consolidated to Sonera(5)	4.0	0.5	6.5
Total assets	162	173	178
Shareholders' equity	80	80	97
Net debt(5)	65	61	49
Number of access lines at period end (in thousands)	493	510	517
Penetration rate of fixed-line telephone services in Estonia (%)	34.5	35.3	35.9

(1)
The selected data set forth above is based on financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Eesti Telefon for the relevant periods. Consequently, the equity income consolidated to Sonera for a certain period is likely to include corrections from the previous year.

(2)
For income statement items, Estonian kroon amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3)
In 1999, Eesti Telefon changed its recognition of interconnection revenues and costs to the gross method, which increased the revenues and costs compared to the previous years. Revenues for 1998 have been adjusted so as to be comparable to the 1999 and 2000 revenues.

(4)
Due to the changes in Estonian tax law in effect from January 1, 2000, Eesti Telefon was required to write-off deferred tax assets. This had a negative effect on net income in 1999.

(5)
Net debt consists of interest-bearing debt less cash and short-term investments.

    Until December 31, 2000, Eesti Telefon had exclusive rights to provide basic fixed-line local, domestic long distance and international telecommunications services in Estonia. The market for basic fixed-line services was fully liberalized effective January 1, 2001, for which Eesti Telefon had been actively preparing. Despite these preparations, management expects that the liberalization will result in Eesti Telefon losing market share and being forced to make changes to its tariff structure and reduce some of its tariffs, as has already happened to some extent in 2001. Eesti Telefon began to experience the effects of this liberalization in its operating results for the first nine months of 2001. Eesti Telefon's EBITDA margin for the nine months ended September 30, 2001 was 32 percent as compared to 46 percent for the comparable period in 2000. At September 30, 2001, management estimated Eesti Telefon to have a market share of 71 percent in international calls and 91 percent in domestic calls. Management, however, cannot currently assess what specific effects increased competition will have on the results of operations or financial condition of Eesti Telefon and, in turn, the amount of income we will derive from Eesti Telefon in the future.

    To improve cost efficiency, Eesti Telefon has taken such steps as outsourcing installation and maintenance tasks. During the past several years, Eesti Telefon has made substantial investments in its fixed-line telecommunications network. The number of access lines increased from 493,000 at the end of 1998 to approximately 517,000 at the end of 2000. The rate of penetration increased from 34.5 lines per 100 inhabitants at the end of 1998 to approximately 35.9 lines per 100 inhabitants at the end of 2000. In addition, the number of Eesti Telefon's telephone lines connected to digital switches increased from 48 percent at the end of 1998 to approximately 71 percent at the end of 2000. Customers connected to the digital system can also subscribe to such services as call waiting, call forwarding, conference calls and voice mail. Eesti Telefon also offers ISDN services in the majority of Estonia's most populated regions, and has recently introduced ADSL products to the market. It is expected that Eesti Telefon will continue to make substantial investments in the modernization of its network. In cooperation with us, Eesti Telefon has created a data communications system between Estonia and Finland based on ATM technology and has plans to develop a basic ATM network covering the entire country. Eesti Telefon also offers X.25 and frame relay data transmission services as well as Internet access services. Eesti Telefon also has approximately 50 percent of the market for dial-up Internet access services in Estonia.

    Our indirect ownership interest in Eesti Telefon is held through Eesti Telekom, a publicly-listed Estonian corporation. Prior to the initial public offering of Eesti Telekom shares in 1999, Eesti Telekom and its operative companies, AS EMT and Eesti Telefon, completed a restructuring pursuant to an agreement between the Republic of Estonia and the other shareholders of AS EMT and Eesti Telefon. Pursuant to the restructuring agreement, the shareholders of AS EMT and Eesti Telefon, other than the Republic of Estonia, which already prior to the restructuring owned its shares in the operative companies through Eesti Telekom, exchanged their shareholdings in such companies for publicly tradable shares of Eesti Telekom. See "— Mobile Telecommunications Operations — AS EMT" for a description of the ownership structure of Eesti Telekom. A number of lawsuits regarding the initial public offering and the restructuring of Eesti Telekom have been brought against Eesti Telekom and other parties to it, including Sonera. See "— Mobile Telecommunications Operations — AS EMT" for a description of these lawsuits.

    Estonian telecommunications legislation was revised in preparation for Estonia's expected membership in the European Union and went into effect on March 19, 2000. Among other changes,

the new legislation imposes a licensing requirement on telecommunications operators. In 2000, as a consequence of the new legislation, Eesti Telefon was granted a renewed and modified license. Eesti Telefon and the Republic of Estonia also entered into an agreement on the termination of the concession agreement signed in 1992. The new agreement imposes certain obligations on Eesti Telefon, such as implementing number portability and reducing the subscriber waiting list. There can be no assurance that the interpretation and implementation of the new telecommunications legislation in Estonia will not have an adverse effect upon Eesti Telefon.

Lattelekom

    We have a 44.1 percent indirect shareholding in Lattelekom, currently the leading provider of fixed-line telecommunications services in Latvia. The other shareholders in Lattelekom are the Republic of Latvia, which holds a 51.0 percent interest in Lattelekom, and the International Finance Corporation, which holds a 4.9 percent indirect interest. As of December 31, 2000, Lattelekom had approximately 735,000 subscriber lines. In 2000, Lattelekom's revenues amounted to E248 million, as compared to revenues of E207 million in 1999.

    The following table sets forth certain information regarding Lattelekom and the Latvian fixed-line telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions(2), except percentages and market data)
Revenues	178	207	248
Operating profit	40	36	47
Net income(3)	32	34	42
Sonera's share of net income (%)(4)	44.1	44.1	44.1
Equity income consolidated to Sonera(5)	8.8	15.0	18.5
Total assets	374	444	481
Shareholders' equity(5)(6)	248	317	277
Net debt(7)	53	55	25
Number of access lines at period end (in thousands)	742	732	735
Penetration rate of fixed-line telephone services in Latvia (%)	30.1	30.2	32

(1)
The selected data set forth above is based on financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Lattelekom for the relevant periods. Consequently, our equity income consolidated for a certain period is likely to include corrections from the previous year.

(2)
For income statement items, Latvian lat amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of the applicable year, which Finnish markka amounts have then been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3)
Lattelekom's net income includes its equity income in its associated company Latvijas Mobilais Telefons, in which it holds a 23 percent equity interest.

(4)
We acquired an additional 30.9 percent interest in Lattelekom in September 1998. We hold our interest in Lattelekom through a holding company, Tilts Communications, the only asset of which is a 49 percent equity interest in Lattelekom. We currently hold a 90 percent interest in Tilts Communications, the other Tilts Communications' shareholder being IFC. Prior to September 1998, we held a 27 percent interest in Tilts Communications, and we historically treated Tilts Communications as an associated company, including its earnings in our consolidated accounts in accordance with the equity method of accounting. Since September 1998, we have consolidated the accounts of Tilts Communications and present IFC's minority interest in Tilts Communications separately in our consolidated income statement and balance sheet.

(5)
Before any amortization of goodwill. We recorded amortization of goodwill of E8 million, E19 million, E18 million with respect to Lattelekom in 1998, 1999 and 2000, respectively.

(6)
Shareholders' equity for 2000 does not include redeemable share capital, which Lattelekom classifies under long-term liabilities in its IAS accounts. Shareholders' equity for 1999 and 1998 have not been restated.

(7)
Net debt consists of interest-bearing debt less cash and short-term investments. Redeemable share capital has not been included in net debt.

    Lattelekom has made substantial investments in its fixed-line telecommunications network, with cumulative investments from the beginning of 1994 to the end of 2000 amounting to approximately E628 million. During that period, the number of access lines has grown by approximately 84,000. The rate of penetration has increased from approximately 26.4 lines per 100 inhabitants at the end of 1994 to approximately 31.0 lines per 100 inhabitants at the end of 2000. At the end of 2000, approximately 52 percent of all lines were connected to digital switches, compared to 43 percent in 1999 and two percent in 1994. By the end of 2001, Lattelekom plans to increase the digitalization rate to 67 percent. The digital system offers customers additional services such as call waiting, call forwarding and other value-added services. Lattelekom also offers ISDN services in the majority of Latvia's most populated regions. Lattelekom expects that it will continue to make substantial investments in the modernization of its network.

    Although voice telephone services remain its core business, Lattelekom has begun to offer many other types of telecommunications services, including Internet access, data transmission and local area network connections. Lattelekom offers its customers data transmission services and virtual private network services using X.25 protocol, a world-wide protocol for transmitting data in packet switched format. In 2000, Lattelekom began offering an Ultra DSL broadband service, based on ADSL technology.

    Lattelekom was granted exclusive rights to provide local, domestic long distance and international fixed-line telecommunication services throughout Latvia through the end of 2013. However, there has already been significant erosion of these exclusive rights. Furthermore, as part of its push for WTO (World Trade Organization) and European Union memberships, the government of Latvia has made a commitment to shorten the exclusivity period during which Lattelekom may act as the exclusive fixed-line service provider in Latvia to the end of 2002. We take the position that such a unilateral reduction of the exclusivity period constitutes a breach of the agreement pursuant to which we originally acquired our beneficial interest in Lattelekom (the "Umbrella Agreement"). After negotiations with the Latvian government failed to resolve the matter, Tilts Communications, a Danish subsidiary of which we own 90 percent, which in turn owns 49 percent of Lattelekom, referred the issue of compensation to be paid by the Republic of Latvia for losses that will be sustained in the event of a unilateral reduction of the exclusivity period, and for breaches by the Republic of Latvia of the Umbrella Agreement, to arbitration. The Republic of Latvia has asserted counterclaims against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom's network in accordance with its commitments, (2) meet certain quality of service and network performance commitments, and (3) sell our shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. In September 2001, we were joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. We and Cable & Wireless have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia. A decision in this case is not expected before late 2002. In addition, the Republic of Latvia has indicated that it may make direct claims against us alleging breaches of competition law. Management is currently not in a position to predict with any certainty the likely outcome of these arbitration proceedings.

    In addition, in January 2001 the Latvian government issued to Latvijas Mobilais Telefons a new GSM license which grants to Latvijas Mobilais Telefons, among other things, the right to provide international telecommunications services. These developments may possibly lead to extensive competition in international telecommunications services as early as 2002. Lattelekom and Tilts have notified the Latvian government that, in their opinion, the new license should be amended because it violates the exclusive rights of Lattelekom. Management is currently not able to estimate the outcome of this matter.

    Pursuant to agreements with Lattelekom and the Republic of Latvia, Tilts provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which Tilts received fees of E4 million in 2000, E4 million in 1999 and E9 million in 1998. Tilts has also agreed to improve Lattelekom's network and infrastructure. We have provided performance guarantees to Lattelekom in respect of Tilts foregoing obligations.

    We currently have four nominees serving on Lattelekom's 11-member board of directors. Our executives also serve as chief executive officer and chief financial officer of Lattelekom.

    Latvian telecommunications legislation is currently being revised in preparation for Latvia's expected membership in the European Union. There can be no assurances that the interpretation and implementation of new telecommunications legislation in Latvia will not have an adverse effect on Lattelekom.

    In addition to its holding of ordinary shares in Lattelekom, Tilts also holds 24,600 redeemable C shares of Lattelekom. According to the terms of the Umbrella Agreement entered into among Lattelekom, the Republic of Latvia and Tilts, the share capital of Lattelekom is divided into ordinary shares, redeemable B shares and redeemable C shares. The redeemable shares are classified by Lattelekom as long-term liabilities in its financial statements. Under the terms of the Umbrella Agreement, Tilts' redeemable C shares may be converted into debt in the principal amount of $41 million at Lattelekom's option. On such conversion, the debt will bear interest at commercially available rates and will mature on December 31, 2003 or at such earlier date as Lattelekom may determine, subject to Lattelekom having sufficient cash resources. In July, 2001, Lattelekom's board of directors notified us that Lattelekom plans to proceed with a financial restructuring which would include a conversion of the redeemable B and C shares into debt. Accordingly, if the anticipated developments take place, we expect to receive approximately $41 million in December 2003 as a result of these transactions.

    We have entered into a put agreement with the International Finance Corporation pursuant to which the IFC may sell their shares in Tilts to us at an agreed price. In September 2001, we received a notice from IFC whereby it exercised its right to sell its 10 percent shareholding in Tilts to us. Upon exercise of the put, which is expected to take place in the first quarter of 2002, we will become the sole shareholder of Tilts. As a result, our indirect ownership in Lattelekom will be increased to 49 percent. We expect that the acquisition price for the IFC's shares will be approximately $30 million. See " — Material Contracts — Contractual Arrangements relating to our investment in Lattelekom — Tilts Communications' shareholders agreement and IFC put agreement."

Lietuvos Telekomas

    In July 1998, we acquired a 30 percent indirect shareholding in Lietuvos Telekomas, currently the leading provider of fixed-line telecommunications services in Lithuania. As of December 31, 2000, Lietuvos Telekomas had approximately 1,188,000 access lines. In 2000, Lietuvos Telekomas' revenues amounted to E281 million, as compared to revenues of E231 million in 1999.

    The following table sets forth certain information regarding Lietuvos Telekomas and the Lithuanian fixed-line telecommunications market:

	As of or for the year ended December 31,(1)
	1998	1999	2000
	(in E millions(2), except percentages and market data)
Revenues	204	231	281
Operating profit	49	39	55
Net income(3)	22	34	65
Sonera's share of net income (%)(4)	30	30	30
Equity income consolidated to Sonera(5)	6.6	10.2	12.2
Total assets	356	492	552
Shareholders' equity	233	302	315
Net debt(6)	77	140	137
Number of access lines at period end (in thousands)	1,110	1,161	1,188
Penetration rate of fixed-line telephone services in Lithuania (%)	30.0	31.4	32

(1)
The selected data set forth above is based on financial reports available to and estimates made by us in the preparation of our consolidated financial statements and the data presented above may therefore differ from the data included in the financial statements published by Lietuvos Telekomas for the relevant periods. Consequently, our equity income consolidated for a certain period is likely to include corrections from the previous year.

(2)
For income statement items, Lithuanian lita amounts have been translated into Finnish markkas using the Bank of Finland average exchange rate for the applicable period and for balance sheet items using the Bank of Finland middle rate in effect on December 31 of applicable year, which Finnish markka amounts have been converted into euros at the irrevocable conversion rate between the Finnish markka and the euro of E1.00 = FIM 5.94573. The financial information in the table is sensitive to exchange rate fluctuations.

(3)
The net income for 2000 includes a one time capital gain in the amount of E33 million after tax.

(4)
We acquired our 30.0 percent indirect interest in Lietuvos Telekomas in July 1998.

(5)
Before any amortization of goodwill. We recorded amortization of goodwill of E8 million, E16 million, E16 million with respect to Lietuvos Telekomas in 1998, 1999 and 2000, respectively.

(6)
Net debt consists of interest-bearing debt less cash and short-term investments.

    Lietuvos Telekomas has the exclusive right up to December 31, 2002 to be the sole operator of Lithuania's public fixed telephone network and the sole provider of public fixed telephone services in Lithuania. However, Lietuvos Telekomas experiences significant competition in the fixed-line market from Lithuanian mobile operators, which, under the terms of their past licenses, had the right to provide international telecommunications services. During the past several years, Lietuvos Telekomas has made substantial investments in its fixed-line communications networks. At the end of June 2001, 54 percent of access lines in use were connected to digital exchanges as compared to 33.7 percent at the end of 1999. The digital system offers customers additional services such as call waiting, conference calling and other value-added services. Lietuvos Telekomas has been investing significantly in the modernization of its network, with net cash flow to investing activities amounting to E110 million in 2000.

    Lietuvos Telekomas offers a nationwide data transmission service, that utilizes X.25 or X.28 protocols, two world-wide protocols for transmitting data in packet switched format, via leased lines or via modem using the public switched telephone network. Lietuvos Telekomas also offers X.400 e-mail services.

    To improve its ability to provide wireless local loop (WLL) solutions in Lithuania, Lietuvos Telekomas increased its ownership in UAB Comliet, an analog mobile network operator in Lithuania, from 41 percent to 100 percent on December 15, 1999.

    We currently have three nominees serving on Lietuvos Telekomas' nine member board of directors. One of our Sonera executives has been appointed as the general manager of Lietuvos Telekomas. Lietuvos Telekomas' other shareholders include Telia, which also holds an indirect 30 percent equity interest, and the Republic of Lithuania, which retains an approximately ten percent interest. In 1999, in accordance with Lithuanian legislation, the Republic of Lithuania offered approximately five percent of the share capital of Lietuvos Telekomas to employees of Lietuvos Telekomas, thus reducing its interest in the company from 40 percent to approximately 35 percent. In June 2000, the Republic of Lithuania sold, as part of an international and domestic offering, an additional 25 percent interest in Lietuvos Telekomas, thus reducing its interest in the company to approximately ten percent. During the offering, UAB Lintkom, a wholly-owned subsidiary of Lietuvos Telekomas, acquired and continues to hold 4.67 percent of Lietuvos Telekomas' shares.

Other Significant Investments

Metro One

    In February 2001, we acquired a 25.5 percent interest in Metro One Telecommunications, a developer and provider of enhanced directory assistance and information services for the telecommunications industry based in Oregon, the United States, for an aggregate purchase price of $68 million.

    Metro One primarily contracts with wireless providers to provide directory assistance and information services to their subscribers. Metro One's customers include many of the leading wireless telecommunications carriers in the United States, including Sprint PCS, AT&T Wireless Services, Nextel Communications, Pacific Bell Wireless and Vodafone Airtouch. Metro One offers services to a carrier's subscribers under a brand name selected by the carrier, such as "Sprint PCS Directory Assistance." Services offered by Metro One through its 28 call centers located throughout the United States include: directory listing information; time, weather and traffic information; movie, restaurant and local event information; and call completion services. Metro One maintains a proprietary telephone listings database and has proprietary operator interface software, data management systems and search engines to increase the access speed and the efficiency and search capability of its operators. Metro One currently charges its carrier customers on a per call basis.

    We entered into an Investment Agreement with Metro One which provides, among other things, for the following:

  •
  We may designate two persons as members of Metro One's seven member board of directors.

  •
  Until February 2009, we have the right to purchase all or a portion of any common stock or securities convertible into common stock sold by Metro One, subject to certain ownership limitations described in the next paragraph.

  •
  Prior to February 2004, we are prohibited from acquiring an interest greater than 33 percent in Metro One's common stock on a fully diluted basis, except in certain limited circumstances.

    Except with respect to transfers to permitted affiliated transferees and in certain other limited circumstances, we are prohibited from transferring any shares we have purchased in Metro One prior to the third anniversary of the closing of the stock acquisition; provided, however, that we may sell shares under certain limited circumstances and, after the second anniversary of the closing of the stock acquisition, pursuant to Rule 144 under the Securities Act of 1933 or in an offering registered under the Securities Act of 1933 pursuant to a registration rights agreement we entered into with Metro One. From the third to the eighth anniversary of the closing of the stock acquisition, if we seek to transfer any shares we have purchased in Metro One to a non-affiliated transferee, Metro One has the right to purchase all or designated blocks of such shares under certain circumstances. Under the registration rights agreement, we have three demand registrations and five piggyback registrations under the Securities Act with respect to shares purchased directly from Metro One, which may be exercised on or after February 2003.

    If Metro One initiates any process to effect a change in control (as defined in the Investment Agreement), we have the right to participate on at least an equal basis with any other third party in such negotiations. If Metro One effects a change in control, we have tag-along rights and Metro One has drag-along rights with respect thereto, with certain limitations.

TietoEnator (Divested in March 2001)

    On March 1, 2001, we divested all of our shareholdings in TietoEnator. Net cash proceeds from the sale were E424 million, of which E286 million were recorded as a gain in the first quarter of 2001. We initially acquired a 20.3 percent interest in TietoEnator, a leading supplier of information technology in the Nordic Countries, as a consequence of our 27.3 percent holding in Tieto, which was initially acquired in 1996 and our 4.99 percent holding in Enator acquired in stock market transactions in 1998. Tieto and Enator merged in July 1999. TietoEnator provides processing and network services, software services and industry specific professional services including consulting, development and maintenance of software and information systems, application of software packages and service integration.

Foreign Subsidiaries

    We have several subsidiaries operating outside of Finland which focus principally on providing data and media communications services. Our foreign subsidiaries had revenues of E44 million in 1998, E53 million in 1999 and E79 million in 2000, and incurred operating losses of E21 million in 1998, E36 million in 1999 and E70 million in 2000, excluding capital gains. For financial accounting purposes, we include the results of operations of our foreign subsidiaries in our Service Businesses and Sonera Telecom segments, as applicable.

Swedish Operations

    Sonera Sverige AB offers communications and information services in the Swedish market. Sonera Sverige AB is primarily involved in the marketing of carrier business services to carrier and corporate customers. Sonera Sverige AB generated revenues of E46 million in 2000, compared to E34 million in 1999 and E24 million in 1998. In May 2001, we sold part of the fixed-line business of Sonera Sverige AB that targets Swedish corporate customers to Song Networks (formerly Tele1 Europe) for approximately SEK 195 million. In August 2001, we sold our call center services, Geddeholm Call Center AB to Proffice Communication AB.

German Operations

    We have a subsidiary in Düsseldorf, Germany, that provides carrier business services to carrier and corporate customers.

Russian Operations

    Our wholly-owned subsidiary ZAO Sonera Rus operates its own end-to-end fiber optic cable line with several fiber pairs and gigabit level capacity from Helsinki, via St. Petersburg, to Moscow. Transmission on the Helsinki-Moscow cable is based on SDH technology and is supported by ZAO Sonera's FastNet nodes and IP routers. The cable, which is used for the out-bound traffic of Sonera's and North-West GSM's Russian subscribers, and Russia-bound international transit traffic, including traffic generated by our Finnish customers, is ZAO Sonera's primary source of revenue. ZAO Sonera Rus also leases capacity in its cable network to foreign as well as St. Petersburg and Moscow based companies. In autumn 2000, ZAO Sonera Rus launched a project to expand the capacity of its fiber optic cable with DWDM equipment. ZAO Sonera may further extend its operation with new products to other major Russian cities in the future.

U.S. Operations

    Sonera Corporation U.S., our wholly-owned Delaware corporation domiciled in Washington D.C., operates as a U.S. facilities-based international communications carrier. It offers carrier services primarily between the eastern coast of the United States and Europe, parts of Russia and the Baltic States. Sonera Corporation U.S. also provides GPRS roaming services for mobile operators located in North America.

Additional Investments

    We have invested in various venture capital funds that invest in companies which have products or development projects that are of strategic interest to Sonera. As of December 31, 2000, the carrying value of our investments in venture capital funds was E37 million. See also Note 20 to our consolidated financial statements.

    We may also from time to time make selective acquisitions or acquire minority interests in companies that have technologies, service concepts or personnel which can enhance the development of the products and services being offered by our Service Businesses segment.

Marketing

    We devote significant resources to the marketing and distribution of our products and services. We believe that our active marketing programs and extensive distribution network increase customer awareness of our products and services and bolster our ability not only to provide "one stop service" to our business customers but also to offer customized services to our residential customers. We believe the foregoing strengths give us a significant advantage over our competitors.

    To orient our business towards customer service, we have created a customer-focused marketing organization to support our various businesses. Our principal customer-focused marketing units consist of Sonera Solutions and Sonera Entrum.

    Sonera Solutions is a separately incorporated business unit that serves the largest corporate customers in Finland. Sonera Solutions currently is responsible for coordinating the marketing and sale of a complete range of fixed-line telecommunications, mobile telecommunications and data and media products and services to approximately 300 of the 400 largest corporations in Finland, generating, in the aggregate, revenues of E304 million and E402 million in 1999 and 2000, respectively. Sonera Solutions' marketing priority is to establish Sonera as the single source for large customers' comprehensive telecommunications needs. Sonera Solutions offers its customers fixed-line voice services, including local, domestic long distance and international calling, and value-added services based on intelligent network systems such as corporate numbering, as part of its Vipgate package. Vipgate customers can elect either to have Sonera act as the provider of all of their fixed-line telecommunications needs or to have Sonera provide specific fixed-line communications services. Vipgate customer agreements, which generally have terms ranging from one year to 18 months, also provide customers with a number of different billing options, including integrated bills for fixed-line, mobile and data services, or bills that are broken down by usage at various customer sites. Sonera Solutions also enters into separate agreements with its customers for mobile telecommunications and data and media services.

    Sonera Solutions has a group of account managers who are responsible for the account relationships of our large customers. Sonera Solutions also employs sales representatives with particular industry specializations, including the forest and metal industry, the trade service industry, the information technology industry, and the finance and insurance industry, who assist the account managers in marketing industry specialized service offerings. In addition, Sonera Solutions employs technical support staff and solutions designers involved in designing and tailoring services for individual customers and providing ongoing technical assistance. Sonera Solutions utilizes the services of sales representatives from other Sonera marketing units, principally Sonera Entrum and mobile services, for certain special assignments or for customers' remote sites.

    Sonera Entrum Ltd. concentrates on serving SMEs, communities and residential customers. For its SME customers, Sonera Entrum offers the Skaala solution, under which we provide fixed-line telecommunications, mobile telecommunications and data and media services. Account managers are responsible for customer relationships with the larger SME customers and sales representatives are responsible for medium-sized business customer accounts. Other distribution channels that we use include telephone sales and chains of resellers. For residential customers in our traditional service areas, Sonera Entrum markets a complete line of standard fixed-line telecommunications services as well as value-added services such as voice mail, caller identification and call forwarding for which customers receive an integrated bill. Sonera Entrum has nine separate sales areas throughout Finland and employs approximately 103 account managers and sales representatives. The unit also operates through one of our subsidiaries, Sonera Innotele Oy, which has a sales force that is focused on SME customers in the Helsinki area. Sonera Entrum has call centers for both business and residential customers which provide a single convenient point of contact with us and enable customers to address all of their telecommunications needs via telephone, including ordering services, registering complaints and making inquiries. In April 2001, Sonera Entrum agreed to outsource some of its IT related operations to Keypro Oy, a Finnish IT company.

    Our Mobile Communications Finland segment is responsible principally for marketing mobile telecommunications services to business and residential customers. This segment has a direct sales force which, in coordination with Sonera Solutions and Sonera Entrum, serves larger corporate customers. We market our mobile communications services to residential customers primarily through a large network of independent distributors and our own retail outlets. Our strategic focus has been on offering a broad range of mobile telecommunications tariff and service packages to appeal to different customer segments. The Mobile Communications Finland segment's customer service department, which operates customer call centers 24-hours-a-day, seven-days-a-week, not only enables subscribers to order additional services, make bill inquiries, and report faults, but also provides dealer support. Our Mobile Communications Finland segment also offers SMS-based account inquiry services and distributes a magazine for its mobile subscribers. We believe that the marketing and customer care initiatives of our Mobile Communications Finland segment have contributed to subscriber growth and increased customer loyalty.

    Our other marketing and sales units include our Media Services unit and other sales and marketing operations. Our Media Services unit is responsible primarily for marketing our new media products, including Internet and cable TV services, and business media services, and has approximately 80 sales representatives. Sonera Solutions is responsible for the sale, construction and maintenance of data processing and telecommunications equipment to our customers. Sonera Solutions also supervises our Data-Info franchise network, and operates its TeleService maintenance and after-sales service operations, and also works in close coordination with Sonera Entrum in the provision of telecommunications equipment to our large business and SME customers. We also maintain several marketing centers responsible for the publication of printed and Internet telephone directories and the marketing of our other operations.

    Our brand development is managed by our corporate communications unit. The unit works closely together with our business units to build the value of the Sonera brand by developing strategic and product level advertising and marketing.

    For general marketing activities and the development of public awareness of our services and products, we devote substantial resources to TV, radio, print and outdoor advertising.

Competition

    With the liberalization of local and long distance telephone services on January 1, 1994, and international telephone services on July 1, 1994, all telecommunication services in Finland were opened to full competition. Other sectors of telecommunications services, including mobile communications and data communications, were liberalized during the period ranging from 1987 to 1991. The telecommunications market in Finland is highly competitive, characterized by successive promotional campaigns and price competition, with the exception of local telephone service where the market is dominated by incumbent local operators which control, with minor exceptions, the local access market. Despite the liberalization of the market, true competition has not developed on the local access market and market shares have remained generally static.

    In Finland, our main competitor is Elisa Communications (formerly Helsinki Telephone Corporation), which is the largest local access operator in Finland and whose traditional service area is the Helsinki metropolitan area. Elisa Communications is also the parent of Radiolinja, a mobile communications operator; Datatie, a provider of data transmission services; and Invoicia Oy (formerly FINNETCom Oy), a provider of telecommunications services to corporate customers. Through a share exchange offer targeted to Soon Communications (formerly Tampere Telephone) shareholders, Elisa has acquired more than 90 percent of Soon Communications voting rights, and in accordance with the Finnish Securities Markets and Companies Act, Elisa made a redemption offer to the rest of the shareholders of Soon Communications on October 8, 2001. In addition, Elisa Communications owns considerable direct and indirect minority interests in certain local telephone companies including KSP Group (formerly Keski-Suomen Puhelin), Lounais-Suomen Puhelin and Tikka Communications (formerly Joensuun Puhelin), and in Finnet International, a provider of international telecommunications services.

    Another significant competitor in Finland is the Finnet Group, an alliance of local telephone companies and certain national telecommunication operators, including Kaukoverkko Ysi, a domestic long distance telephone operator; DNA Finland Ltd., a new national mobile service operator in Finland which commenced operations in February 2001; Finnish 2G Ltd., a GSM 900 mobile network operator; and Finnish 3G Ltd., a mobile network operator with a UMTS license. The Finnet Group is based upon a common shareholding structure whereby the member companies hold varying percentage interests in each of the constituent national telecommunications operators. While the primary business of the local telephone companies [that have ownership interests in Finnish 3G] consists of operating local networks in their respective service areas, Finnish 3G was granted a nationwide UMTS license in 1999. These companies and the other third generation license holders, which include Radiolinja, Telia Mobile, Ålands Mobiltelefon and Sonera, are expected to enter into the UMTS mobile communication services market when third generation mobile technology becomes commercially available.

    Prior to January 2000, Sonera and Radiolinja were the only holders of national GSM 900 licenses in Finland. On January 27, 2000, Finnish 2G was granted a GSM 900 license by the Ministry of Transport and Communications. DNA Finland began commercial operations in Finland in February 2001 through Finnish 2G's network.

    In addition, we compete with Song Networks Oy and Telia Mobile Finland, a subsidiary of the telephone company Telia AB, of which the Swedish State owns 70.6 percent. Song Networks Oy, which acquired Telia Finland in June 2001, operates on the Finnish international and domestic long distance markets. Song Networks Oy carries out the operations of former Telia Finland through its subsidiary Song Communications Oy. Telia Mobile Finland provides GSM 900 and 1800 mobile services. Telia Mobile Finland maintains its own national and regional trunk network and infrastructure for local GSM 1800 mobile operations and has also operated as a service provider utilizing Radiolinja's GSM 900/1800 networks for national coverage since December 1999. Other operators and service providers in the Finnish market include Jippii Group, KPN Qwest, Utfors, Tele2, Telenordia, Global One Communications Ltd., Wireless Maingate Ltd., Facilicom Finland Ltd., a Finnish subsidiary of a U.S. based telecommunications company, and RSL COM Finland Ltd., a Finnish reseller of international and domestic voice services, all of which provide network and other services to their customers. Jippii Group and RSL COM Finland have entered into service provider agreements with us and they provide mobile communication services to their customers through our network. In addition, we expect to face increased competition from specialized market participants such as Colt Telecom Group plc and MCI Worldcom, Inc. The identity of new entrants on the Finnish telecommunications market and the extent of the impact on our market share will depend upon a variety of factors that are difficult to assess at present.

Mobile Communications Finland

GSM Networks

    The Finnish mobile telecommunications market has been open to competition since 1990. We are the leading mobile communications operator in Finland with an over 60 percent share of the combined digital and analog mobile market in terms of subscriptions as of December 31, 2000. We provide GSM 900 mobile telephone services in competition with Radiolinja, Telia Mobile Finland, DNA Finland Ltd. and a number of service operators which do not maintain their own network such as Jippii Group and RSL COM. As of December 31, 2000, Radiolinja had an overall share of over 30 percent in the GSM mobile telecommunications services market in terms of number of subscriptions. In February 2001, a third GSM 900 operator, DNA Finland, began selling subscriptions on a commercial basis, which is expected to increase competition on the Finnish mobile telecommunications market. We consider it likely that Radiolinja and other competitors will continue to market their services aggressively and reduce prices for their services in the future.

    Allocation of additional frequency capacity to other operators could, in the future, increase the competitive environment in the GSM market. At present, there are no unallocated frequencies in the GSM 900 MHz band that are accessible using commercially available telecommunications equipment. The authorities have indicated that unallocated GSM 1800 frequencies, although limited, may be allocated on demand within the next few years. In such an event, these frequencies may be allocated to Sonera, Radiolinja, Telia Mobile Finland, or a new entrant to the GSM market which is able to demonstrate the ability to satisfy the service standards set forth in the Finnish Telecommunications Market Act.

    The Ministry of Transport and Communications has announced that it currently has no plans to require existing operators to give other GSM operators and service operators mandatory national roaming rights. However, the provisioning of national roaming may become obligatory pursuant to the new regulatory framework for electronic communicative networks and services proposal of the European Commission. In the event that a national roaming scheme were introduced either for current or future frequencies, local mobile operators would gain access to our national GSM 900 network, which could result in increased competition in the Finnish mobile market. In addition, under a recently enacted Finnish law, holders of UMTS licenses will have the right to roam on the GSM 900 and GSM 1800 networks of operators under certain conditions, which could have the effect of increasing competition. See "Regulation." For a discussion of the status of legal proceedings relating to the issue of national roaming in Finland, see "Legal and Regulatory Proceedings — National Roaming Cases."

NMT Networks

    We are the sole provider of NMT mobile telephone services in Finland. Our NMT operations face indirect competition from providers of other mobile communications services, principally GSM 900 and GSM 1800 services. We have experienced a decline in our NMT subscriber base in recent years as NMT subscribers continue to switch to GSM service to take advantage of its higher transmission quality, greater value-added services, greater roaming capability and the smaller handsets used to access GSM networks. We believe that the use of NMT services will continue to decline for the next few months as the majority of present NMT subscribers switch to GSM. As a result of the decreasing subscriber numbers, we discontinued our NMT 900 service on December 31, 2000. We will also discontinue our NMT 450 service on December 31, 2002, and we have not accepted new NMT 450 subscriptions since August 15, 2001.

Service Businesses

    The Finnish market for media communications, including the provision of Internet services and cable television, is highly competitive. We believe that we are the leading ISP in Finland, with a share of nearly 40 percent of the market as of December 2000. With respect to consumer media services, including Internet related services, we compete mainly with Jippii Group Oyj, a Finnish ISP, Elisa Communications and the Finnet Group. In the future, we expect to face competition from Scandinavian Online, a joint venture of Telia, Telenor and Schibsted that provides Internet services throughout the Nordic region, and MTV3, a Finnish broadcasting company that operates a national commercial television channel. With respect to the provision of Internet access to business customers, we compete principally with Elisa Communications, the Finnet Group and Eunet, a Finnish ISP, and expect to face competition from Song Networks, Jippii Group and a range of IT companies in the future. Because Internet connections face mounting price pressures, such as the trend toward offering free Internet connections, the growth in revenues from new media functions will depend on larger volumes of content services and advertising income in coming years.

    We expect to face intense competition in both our international mobile services business and our wireless security solutions businesses. Among Sonera Zed's competitors are other providers of mobile communications, existing and newly created Internet portals, equipment manufacturers and software creators. As with the introduction of any new product or service, the breadth of the market for Sonera Zed's services remains untested.

    In the Delivery Platform business, Sonera SmartTrust faces competition from the SIM vendors who have proprietary OTA platforms. In addition, WAP is a competing technology to SmartTrust's Wireless Internet Gateway technology, although the two technologies at the moment are positioned more as complementary than competing technologies. In the security infrastructure business, such as digital identity management, SmartTrust competes mainly with other PKI vendors such as Baltimore, Entrust or RSA.

Sonera Telecom

Local Voice Services

    In addition to us, there are currently 46 Finnet Group and Elisa Communications operators providing local telephone services in Finland. These local operators generally own their own networks and operate mainly in larger cities and towns. Traditionally, there has been only one local operator per area. Competition has not increased materially since the opening of the local voice market in 1994 due to the high upfront costs of building a local network and the long-term relationships between local telephone companies and their customers.

    As a result of the foregoing, competition in local markets is limited, and has focused largely on business customers. We have been installing fiber optic cable loops in major cities and leasing lines from our competitors primarily to satisfy existing demand from our corporate customers and to build platforms for possible future competition in local markets. As a result, we have gained a market share in the local access market of approximately four percent in Helsinki and certain other large cities in Finland. For the reasons identified above, we have not faced increased competition in the areas in which we operate local networks, although the number of subscribers in our service areas, which are located principally in the sparsely populated areas of eastern and northern Finland, is expected to decrease slightly due to increased usage of mobile phones and expected declines in population in such areas. As of December 31, 2000, the overall market share of local telephone companies for local voice services calculated on the basis of access lines was 73 percent as compared to 27 percent for Sonera.

Long Distance Voice Services

    Long distance calls in Finland have been subject to intense competition since the liberalization of the market in 1994. Competition has forced the prices of long distance calls in Finland to levels considerably below the average long distance calling rates in the European Union. Our primary competitors are Kaukoverkko Ysi, a nationwide telephone operator and member of the Finnet

Group, and Song Networks Oy. Both Kaukoverkko Ysi and Song Networks operate their own trunk networks. During the year ended December 31, 2000, Sonera, Kaukoverkko Ysi and Song Networks (then Telia Finland) had approximately 37 percent, 58 percent and five percent shares of the domestic long distance market, respectively, calculated on the basis of minutes of use. We believe that, since 1995, our share of the domestic long distance market has been relatively stable.

International Voice Services

    International voice services in Finland have also been open to competition since 1994. Our principal competitors in the provision of international voice services are Finnet International, a nationwide telephone operator providing international telecommunications services, and Song Networks.

    The international voice service market has been characterized by aggressive promotional campaigns and price reductions, particularly by Song Networks, which has been offering low-rate tariffs on calls to other Nordic countries. We believe that competition will continue to increase in the international telecommunications market, resulting in further reductions of tariffs. During the year ended December 31, 2000, Sonera, Finnet International and Song Networks (then Telia Finland) had approximately 50 percent, 28 percent and seven percent shares of the international telecommunications market, respectively, calculated on the basis of called minutes. In addition, we face competition from service operators, and from international telecommunications operators and alliances, such as RSL COM, Facilicom, Global One, Uniworld, Telenordia and others which together hold an approximately 15 percent market share.

Data Communications

    The Finnish market for data communication was opened to full competition in 1990. Since that time, competition has been vigorous in all aspects of the data communications markets, including data transmission services, LAN interconnection and management services and leased lines. We believe that we are a leading provider in Finland for data transmission and LAN interconnection management services. In data communications services, our principal competitor is Datatie, a national operator of data transfer links owned by Elisa Communications Corporation. In leased lines services, our principal competitor is Kaukoverkko Ysi, a national long distance operator owned by the Finnet Group. In addition, we compete with large international telecommunications companies such as Global One and KPNQwest in providing data services to large corporate customers.

REGULATION

    The Finnish telecommunications market has traditionally been one of the most liberalized in Europe. The telecommunications service industry has been gradually opened to competition since 1987, when the markets for data communications and business networks were partially liberalized. In 1994, more than three years ahead of most other European countries, the Finnish telecommunications market was fully liberalized and, since then, every segment of the market has been subject to competition.

    We are subject to the comprehensive regulatory regime applicable to the Finnish telecommunications industry under the Finnish Telecommunications Market Act (396/1997), as amended (the "Telecommunications Market Act"), and related regulations, decrees and administrative decisions, which replaced the Finnish Telecommunications Act (183/1987), as amended (the "Telecommunications Act"). Together with the Finnish and European Union competition rules, the Telecommunications Market Act, which became effective on June 1, 1997, is the principal body of law governing our activities. See "— Competition Law."

    The Telecommunications Market Act was amended in two significant ways in the beginning of 2001, effective April 2001. One amendment, which is aimed at enhancing the Finnish market for broadband services, requires telecommunications operators with significant market power to lease a portion of their unused subscriber line transfer capacity in the fixed voice network to, for example, providers of high-speed data transmission services. See "— Interconnection." A second amendment grants holders of third generation mobile telecommunications licenses a right to roam on the GSM 900 and GSM 1800 networks of operators with significant market power provided certain conditions are met. See "— National Roaming."

    The stated purpose of the Telecommunications Market Act is to promote the efficiency of the Finnish telecommunications market so that telecommunications in Finland meets the reasonable needs of users and is competitive, technically advanced, of good quality, functionally reliable and secure, and reasonably priced. The Telecommunications Market Act also brought Finnish telecommunications law into line with European Union legislation in this area. See "— European Union Law." Certain provisions of the Telecommunications Market Act have been implemented by ministerial decisions or decrees covering specific subjects such as interconnection, accounting separation and the rights of users.

    The openness of the Finnish market is evidenced by the current licensing regime. The Telecommunications Market Act requires licensing only for the provision of telecommunications network services in the public mobile network. Such a license is granted to all applicants that meet the requirements set forth in the Telecommunications Market Act, subject to the availability of frequencies. The construction of public telecommunications networks and the provision of publicly available telephony services is normally subject to a notification procedure. A notification, which includes information on the organization and the activities of the filing entity, has to be submitted to the Ministry of Transport and Communications before the filing entity can commence operations. Provision of other telecommunications services does not require a license or filing of notification. See "— Allocation of Mobile Frequencies."

    As part of its objective to promote further competition, the Telecommunications Market Act encourages new market entrants by introducing the concept of "significant market power," holders of which are subject to a higher degree of transparency in their accounting, more stringent fair pricing requirements and requirements not to discriminate. See " — Tariff Structure" and " — Interconnection." Pursuant to the Telecommunications Market Act, the Ministry of Transport and Communications considers a number of factors when deciding upon whether an operator is deemed to possess significant market power. However, in practice, operators with a market share exceeding 25 percent in a relevant market have been presumed to have significant market power in that market. By ministerial decision, we currently have significant market power in long distance, international and mobile telecommunications throughout Finland and in local telecommunications in our traditional service areas.

    A number of our other activities, including our cable TV operations, are also subject to regulation under legislation other than the Telecommunications Market Act, and related decisions of the Finnish Government and the Ministry of Transport and Communications.

    On September 18, 2001, the Ministry of Transport and Communications distributed a memorandum outlining its revised unofficial proposal for new legislation that would bring the regulatory regimes covering different communications networks under a single communications law (the "Communications Act Proposal"). The new law would amend the name and certain provisions of the Telecommunications Market Act and would also govern digital TV activities as well as telecommunications. The Ministry of Transport and Communications has requested various communications market participants to comment on the proposals outlined in the Communications Act Proposal. The principal idea behind the Communications Act Proposal is that same rules should apply to different communications media. As a response to the ongoing convergence of different communications services, providers of different communications services would have equal rights and obligations regardless of the media. The Communications Act Proposal would apply to communications networks, but the new law would not cover the content of services delivered through the networks. We expect that the Finnish Government will issue the Communications Act Proposal to the Finnish Parliament by the end of 2001. The Communications Act Proposal is the first phase of the wider reform of communication regulations in Finland. In the second phase of reform, the main intention will be to implement the forthcoming European regulatory framework for electronic communications networks and services, which are expected to come into effect by the end of 2003.

Regulatory Institutions

    Regulatory authority under the Telecommunications Market Act is divided between the Ministry of Transport and Communications and the Finnish Communications Regulatory Authority (the "FICORA"). Until August 31, 2001, the FICORA was called the Finnish Telecommunications Administration Center (the "TAC"). References in this prospectus to the "FICORA" may refer to the FICORA or TAC depending upon the context. Like other telecommunications operators in Finland, we are also subject to Finnish and European Union competition law which is applied by the Finnish

Competition Authority (the "FCA") and the European Commission (DG for Competition), respectively. See "— European Union Law" and "— Competition Law." Other regulatory authorities that have jurisdiction over issues relating to our business operations include the Office of Data Protection Ombudsman, in relation to data protection regulation, and the Office of the Consumer Ombudsman and National Consumer Administration Finland, as well as the Finnish Market Court, both in relation to consumer protection and marketing regulation. See "— Tariff Structure."

    The Ministry of Transport and Communications is responsible for drafting legislation, granting licenses for mobile network operators, administering fixed network operator and service operator notifications and issuing executive orders based on certain telecommunications regulations. The FICORA, which commenced its operations as the TAC on October 1, 1988, is an agency under the Ministry of Transport and Communications with responsibility for radio, telecommunications, information security, electronic media, internet and postal administration and television license management. With respect to telecommunications, the powers of the FICORA include supervising operators in the market, establishing and administering the numbering plan, assigning frequencies, overseeing technical standards, administering type approvals for telecommunications equipment and supervising the protection of privacy in telecommunications.

    European Union regulations and the World Trade Organization Telecommunications Agreement require that regulatory powers be separated from the ownership of state-owned telecommunication operators. In Finland, this separation has been implemented through the separation of regulatory functions and ownership functions within the Ministry of Transportation and Communications and the creation of the FICORA.

    One of the FICORA's particular responsibilities is to oversee the financial and operational aspects of interconnection arrangements among operators and service providers in the Finnish telecommunications sector. The FICORA is authorized to investigate complaints and to seek to resolve disputes with respect to interconnection and other pricing-related matters. In the event the parties to a dispute are unable to resolve the dispute through commercial negotiations, the FICORA has the authority to impose a resolution on the parties. The FICORA has stated that it will during fall 2001 carry out an inspection of some of the major telecommunication operators, including us, to review their cost accounting system and the separation of their network operations from their service operations.

    The FCA has general jurisdiction under the Act on Competition Restrictions (480/1992) to investigate complaints by competitors or act on its own initiative with respect to competition law issues. In certain respects, the FCA and the FICORA have overlapping jurisdiction to investigate and resolve disputes involving our relationships with our competitors and subscribers pursuant to the respective mandates under the Act on Competition Restrictions and the Telecommunications Market Act. See "— Competition Law." The Telecommunications Market Act and the Act on Competition Restrictions establish different market share and revenue based threshold tests and other guidelines for merger control and for administrative intervention with respect to operators with significant market power under the Telecommunications Market Act and operators with a "dominant market position" under the Act on Competition Restrictions. Although the telecommunications and the competition authorities have independent legislative mandates and responsibilities, the Telecommunications Market Act establishes a mechanism for inter-agency cooperation through a referral procedure where the Ministry of Transport and Communications or the FICORA may transfer an investigation or certain parts of an investigation to the FCA. This reduces the likelihood of unnecessary burdens being imposed on telecommunications operators due to the two agencies' overlapping jurisdictions.

Telecommunications Licensing and Notifications

    Under the Telecommunications Market Act, a license from the Ministry of Transport and Communications is required for the provision of telecommunications network services in the public mobile network. Each license granted to a mobile communications network operator under the Telecommunications Market Act defines the operational area of the operator and may have an associated schedule of conditions setting forth obligations relating to essential requirements, such as the safety of network operations, the maintenance of the operability of the network and data protection. Licenses granted by the Ministry of Transport and Communications have a maximum term of 20 years and are renewable. The Telecommunications Market Act limits the grounds on which the Ministry of Transport and Communications may reject a license application for a lack of financial resources, non-compliance with relevant telecommunications regulations and the unavailability of frequencies. The Ministry of Transport and Communications may not revoke the license of a telecommunications network operator in part or in full unless (1) an operator has failed to comply with the telecommunications regulations and has, after having been put on notice of the alleged breach, failed to enter into full compliance therewith within a reasonable time or (2) the nature and extent of the operator's activities have changed to the extent that grounds to reject a license application would exist.

    Before granting a license for provision of telecommunication network services in a public mobile network, the Ministry of Transport and Communications is required to give public notice of the availability of new licenses. Applicants are required to provide, among other things, a description of their planned networks and interconnection points, an estimate on the investments needed to commence operation and a plan for funding such investments. If licenses cannot be granted to all applicants due to the limited number of frequencies, the Ministry of Transport and Communications shall grant licenses to applicants whose operations best meet the objectives of the Telecommunications Market Act, including promoting competition, satisfying market demands and advancing high technical standards, quality, reliability and reasonable pricing. Our current GSM/NMT license was granted on November 6, 1997, for a term of 20 years. The license covers the NMT 450, NMT 900, GSM 900 and GSM 1800 networks in Finland. The license does not contain any additional conditions to those expressed in the Telecommunications Market Act relating to the financial condition of an operator and the network coverage. Prior to January 2000, Sonera and Radiolinja were the only holders of national GSM 900 licenses in Finland. On January 27, 2000, Finnish 2G, which is owned by a group of local telecommunications companies, was granted a GSM 900 license by the Ministry of Transport and Communications. Finnish 2G, through its affiliate DNA Finland, commenced commercial activity in February 2001. In addition to Sonera, Telia Mobile Finland and Radiolinja hold nationwide GSM 1800 licenses. Regional GSM 1800 licenses are held by 39 local telecommunications companies.

    On March 18, 1999, we received a third generation mobile license for a term of a 20 years. Our license currently covers operation of a public third generation mobile network throughout Finland. The license is conditional upon obtaining necessary permits to possess radio transmitters and obliges us to commence activities no later than on January 1, 2002, in line with the decision 128/1999/EC of the European Parliament and the Council adopted on December 14, 1998 (the "UMTS Decision"). Such permits were granted to Sonera by the FICORA on October 1, 2001 and they are valid until October 31, 2006. Additionally, the introduction of third generation mobile communication services is dependent upon a number of factors, including the development of commercially viable technology and the ability of telecommunications operators to license such technology on commercially acceptable terms. See "— European Union Law — Licensing." Third generation mobile licenses were also issued to Radiolinja, Telia Mobile Finland and Finnish 3G. In March 2001, the FICORA delivered a report to the Ministry of Transport and Communications on the progress of build up of third generation communication networks in Finland. In its report, the FICORA noted that the build up of networks is going forward as planned, but any delays in delivery of third generation handsets and network equipment will delay the introduction of third generation commercial services in Finland. The FICORA noted that operators are expected to reach such geographical coverage for their third generation networks as mentioned in their license applications, but it is expected that the UMTS network will not be ready for wider commercial use at the beginning of 2002. According to our UMTS license in Finland, we must commence the provision of our third generation mobile network services at the latest on January 1, 2002. If such services are not commenced, our license may be subject to revocation. We will commence technical testing services of our UMTS network on January 1, 2002. Based on our discussions with the Ministry of Transport and Communications that oversees mobile network licenses, we are confident that the commencement of such technical network services is sufficient to maintain our UMTS license in Finland. Should UMTS network infrastructure, handsets and services become available, we plan to commence commercial UMTS network services by the end of 2002.

Allocation of Mobile Frequencies

    Radio spectrum is a limited resource necessary to operate a mobile network and is allocated by the FICORA through an administrative procedure. Pursuant to the decisions of the FICORA, we have been allocated the following frequency bands for public mobile telecommunications networks:

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  2x4.475 MHz (453.000 – 457.475/463.000 – 467.475 MHz) for our NMT 450 services;

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  2x13.4 MHz (890.2 – 903.6/935.2 – 948.6 MHz) in the Helsinki metropolitan area, Turku, Tampere and Oulu and 2x11.4 MHz (890.2 – 901.6 MHz/935.2 – 946.6 MHz) elsewhere in Finland for our GSM 900 services;

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  2x10.8 MHz (1,710.2 – 1,721.0/1,805.2 – 1,816.0 MHz) for our GSM 1800 services; and

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  2x14.8 MHz (1,964.9 – 1,979.7/2,154.9 – 2,169.7 MHz) and 5 MHz (center frequency 1,902.4 MHz) for our IMT-2000/UMTS services from November 1, 2001 until October 31, 2006.

    At present, there are some nationwide unallocated frequencies in the GSM 900 MHz extension band as well as in the GSM 1800 MHz band.

Rights of Way

    Pursuant to the Telecommunications Market Act, telecommunications network operators are entitled to use public roads, public areas and private properties for the installation of telecommunications cables. Prior to laying a cable, the telecommunications network operator must prepare a route plan, which it must make public by publishing it in a local newspaper and on a municipal notice board and by notifying estate owners affected by the plan. In drawing up the plan, landscape and environmental factors must be taken into account. Where possible, preference should be given to installing cables along public roads and public areas, which are available free of charge. Estate owners or any other party whose interests or rights are affected by the route plan have the right to file objections with the municipal building board within 30 days from the date the plan was made public.

    Once the route plan has been approved, the telecommunications network operator has the right to undertake construction work along the approved route for the installation of the telecommunications cables, as well as equipment, minor structures and poles related to the network. The area affected by the installation must be restored after completion of the work. Private estate owners are entitled to full compensation for any loss and damage caused by the cable installation.

    The Act on Land Use and Construction (132/1999, the "Construction Act") entered into force on January 1, 2000 superseding the Construction Act of 1958. In connection with the entrance into force of the Construction Act, the relevant provisions of the Telecommunications Market Act governing the construction of telecommunications networks were also amended. The legislation obligates network operators, among other things, to pay compensation for establishment of easements for purposes of laying cable in real estate other than public roads and areas. In addition, it provides for a special procedure establishing a right to install cables pursuant to which telecommunications operators would have a duty to negotiate with the owners of real estate to obtain their permission. If such negotiations are not successful, the local municipal building board may decide on the installation of the cable. In addition, the legislation provides that both public and private real estate holders have a right to receive compensation for inconvenience and expenses resulting from the establishment of easements, and that, in certain instances, the telecommunications operators will be obligated to compensate for damages resulting from any necessary removal of cables. We believe that the implementation of the Construction Act and the amended provisions of the Telecommunications Market Act will not have a material adverse effect on our operations, although it could increase the costs of constructing telecommunications networks.

Tariff Structure

    Telecommunication operators in Finland, including Sonera, may freely determine tariffs for their telecommunications services. The Ministry of Transport and Communications may, however, issue orders on the general principles of telecommunications tariffs, the calculation of costs and publicity and itemization of fees if the overall objectives of the Telecommunications Market Act are threatened by the tariff policies of significant market power operators or if required by European Union legislation. See "— Numbering and Carrier Selection" and "— European Union Law."

    Our leased line and voice services are also subject to the provisions of the Telecommunications Market Act and the related decisions of the Ministry of Transport and Communications that implement European Union's framework directive relating to Open Network Provision ("ONP"), as well as to specific ONP-related directives. These directives require operators with significant market power with respect to leased lines and voice services to apply rates that are transparent, non-discriminatory, and cost-oriented. The ONP directives also impose cost accounting obligations designed to ensure that rates are cost-oriented. ONP rules are without prejudice to the application of the competition rules. See "— European Union Law" and "— Competition Law."

    Effective August 1999, the Ministry of Transport and Communications determined that significant market power operators' tariffs for fixed public local telephone network services and for leased lines should be public, cost-related, transparent and non-discriminatory. This determination, however, applies only to cases where a customer's subscriber lines have a capacity of less than 2Mbps in both directions. In addition, reasonable volume discounts are explicitly permitted. The Ministry of Transport and Communications determined on June 21, 2001 that we have significant market power with respect to the Finnish local telecommunications markets in our traditional service areas (Sonera Corporation, Sonera Carrier Networks Oy, Sonera Entrum Oy and Sonera Solutions Oy), and long distance (Sonera Carrier Networks Oy, Sonera Entrum Oy and Sonera Solutions Oy), international (Sonera Carrier Networks Oy, Sonera Entrum Oy and Sonera Solutions Oy) and mobile (Sonera Corporation and Sonera Solutions Oy) telecommunications markets throughout Finland. A total of 51 other telecommunications operators in Finland are also deemed to have significant market power. On the local market, 50 companies are deemed to have significant market power. On the long distance market, five operators have been determined to possess significant market power. On the international telecommunications market, there are five operators determined to possess significant market power, as do four operators on the mobile market. The ministerial decision regarding significant market power became effective on July 1, 2001 and expires on June 30, 2002.

    Our agreements with our residential customers are also subject to the requirements of the Finnish Consumer Protection Act (38/1978), as amended (the "Consumer Protection Act"). The Consumer Protection Act requires that a consumer contract must not include unreasonable terms and conditions. The Finnish Market Court is vested with the authority to prohibit the use of unreasonable terms and conditions in consumer contracts and the Consumer Ombudsman has the authority to impose that type of prohibition on a temporary basis. In addition, an aggrieved consumer may seek relief directly in a general court under the Consumer Protection Act. The Ministry of Transport and Communications has issued a decision on the general grounds for the delivery terms of telecommunications services providing for a minimum standard for delivery terms for household users. See "— Universal Service."

Interconnection

    On June 30, 1997, the European Union adopted a directive on interconnection, and the requirements of the directive were later that year incorporated into the Finnish telecommunications regulation. Under the Telecommunications Market Act and decisions issued by the Ministry of Transport and Communications, operators of public telecommunications networks in Finland have an obligation to negotiate interconnection agreements with each other for the purpose of offering their telecommunications services. The purpose of this obligation is to ensure that Finnish subscribers can contact subscribers to other networks in Finland or abroad. Under the Telecommunications Market Act and decisions issued by the Ministry of Transport and Communications, for operators without significant market power in interconnection, the obligation to interconnect extends to interconnecting with at least one other operator operating a public telecommunications network to ensure that its subscribers' communications can be routed to other networks or service providers. Interconnection should be granted without delay at the requested interface following a written request. Significant market power operators are under an obligation to behave in a transparent and non-discriminatory manner and to offer interconnection with their networks to all telecommunications service operators on non-discriminatory terms and at a reasonable price in view of costs. See "— Tariff Structure." Significant market power operators may not refuse a request for interconnection if the proposed terms are reasonable. In addition, pursuant to an amendment to a decision of the Ministry of Transport and Communications on interconnection in February 2001, operators with significant market power have to provide subscribers with access to all local, long distance, mobile and international telecommunications services provided in their area.

    If no agreement can be reached between the operators, the FICORA will seek to settle any dispute through negotiations between the parties and may order the party deemed to be non-compliant to comply with its obligations under the Telecommunications Market Act. To ensure that the objectives of the Telecommunications Market Act are met, the Ministry of Transport and Communications has the power to issue orders regarding the general principles for telecommunications fees, the calculation of costs in relation to fees and the publication and itemization of such fees.

    All operators with significant market power must publish the technical and pricing terms on which they will provide interconnection to other operators in a so-called "Reference Interconnection Offer" (the "RIO"). This offer must be itemized and related to reasonable costs incurred. In addition, a decision issued by the Ministry of Transport and Communications on February 19, 1999, as amended on February 7, 2001, obligates operators with significant market power to separately determine reference fees for incoming (terminating) and outgoing (access) interconnection traffic. The aim of the ministerial decision is to create a regulatory platform that would enable operators to offer end-to-end pricing for their services. The decision does not apply (1) with respect to access, (A) to communication without prefix or pre-selection transmitted from a local telecommunications network to another local telecommunications network or service within the same telecommunications area nor (B) to communication from a mobile communications network to a local telecommunications network or service or to another mobile communications network or its service, and (2) with respect to termination, to communication transmitted from a local telecommunication network to a mobile communication network or its service.

    The Telecommunications Market Act and a related decision of the Ministry of Transport and Communications explicitly provide that interconnection charges may cover a reasonable profit on invested capital but provides no detailed methodology on how costs should be allocated. Significant market power operators must, however, offer a description of the calculation system used to arrive at their interconnection charges and, after submitting the description for the review and approval of the Ministry of Transport and Communications, make interconnection agreements publicly available, subject to the deletion of confidential information covering the business strategy of the parties.

    In addition, all telecommunication operators have a duty to collect, upon reasonable terms, telecommunications fees from their subscribers on behalf of other operators or to provide sufficient information for the invoicing of such services.

    Historically, Finnish operators have entered into bilateral interconnection agreements on a collective basis. These interconnection agreements establish interconnection and related changes for the term of such agreements.

    Effective April 13, 2001, the Telecommunications Market Act was amended to require telecommunications operators to lease a portion of their unused subscriber line transfer capacity in the fixed voice network (shared use of the local loop) to third parties for, for example, the provision of parallel high-speed subscriber lines. The obligation to lease does, under certain conditions, also require telecommunications operators to provide space for other operators' equipment on their property (co-location) to allow other service providers to connect to a subscriber connection with the necessary technical equipment. Parallel access to subscriber connections is expected to promote the availability of low-cost Internet connections to households. The cost payable by the lessee for a shared access to subscriber line can be no more than half of the cost of the use of such subscriber connection for all purposes, unless the telecommunications operator is able to show to the FICORA that its costs for allowing parallel access are higher than this.

    On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees we charged for calls terminating on our domestic mobile network are not reasonable in relation to the actual costs of providing such services. The FICORA also stated that, in its opinion, our mobile interconnection fees (both access and termination) violated the Telecommunications Market Act and ordered us to revise our interconnection fees. See "— Legal and Regulatory Proceedings — Interconnection Fees" for further details on this matter. On May 25, 2001, we filed an appeal against the FICORA's decision to the Helsinki Administrative Court.

    Because of the high market shares of local telephone operators in their respective areas, the terms upon which interconnection is offered are expected to be material to the development of competition in the Finnish fixed telecommunications market. Notwithstanding the above regulations, there can be no certainty that we will be able to negotiate favorable interconnection contracts as part of our efforts to provide competitive communications services in new markets.

National Roaming

    Roaming consists of providing mobile connections to other operators' subscribers while they are outside the network coverage of their own operator. Prior to an amendment to the Telecommunications Market Act on April 13, 2001, there was neither a regulatory nor a commercial national roaming system in Finland for GSM 900 and GSM 1800 networks. As a result of amendments to the Telecommunications Market Act that entered into force in April 2001, holders of third generation mobile telecommunications licenses have a right to roam on the GSM network of operators with a significant market power. This amendment does not directly apply to roaming between GSM networks. This enables third generation license holders to provide services available through GSM networks on a nationwide basis before the license holders have completed the build-out of their third generation networks. A third generation mobile license holder must be granted the right to roam on GSM networks if its own third-generation network covers at least one-fifth of the population in the licensed area, as defined in the respective license. Operators with significant market power have an obligation to negotiate with third generation license holders which request the right to roam. If an agreement cannot be reached within six months, the FICORA may grant the requesting party the right to roam on the GSM network of the operator to whom such request was made. Owners of GSM networks are not required to grant roaming rights in an area where the requesting party already has its own digital network or roaming access from its third generation mobile network to a GSM network through a separate agreement with a third party. In principle, the pricing for compulsory roaming services might be calculated in the same way as the pricing for the provision of mobile network access for services providers. In the event the parties are unable to conclude an agreement, the FICORA may set the terms and conditions of a network roaming agreement within the parameters set forth in the Telecommunications Market Act. Such mandatory roaming may be provided for an eight year term.

    The terms upon which any national roaming scheme will be offered may influence the development of competition on the Finnish mobile telecommunications market. The availability and cost of roaming may affect existing operators' decisions of whether to build their own nationwide networks or simply rely on the networks we or other nationwide mobile network operators provide. In the event national roaming were to be mandated on terms and conditions which do not provide an adequate return on our investment in our GSM networks, our mobile communications business could be materially adversely affected.

    We are currently involved in administrative proceedings at both the national and the European Union level in which one of our competitors has claimed that we have an obligation to provide national roaming between GSM networks. See "— Legal and Regulatory Proceedings — National Roaming Cases."

Numbering and Carrier Selection

    The FICORA is responsible for administering the national numbering plan. Upon application by a telecommunications operator, the FICORA assigns numbers and addresses on a transparent, equal and non-discriminatory basis. The FICORA must ensure that applications relating to numbers and addresses are handled without delay.

    The FICORA is responsible for overseeing number portability. Geographic number portability in the public switched network was introduced as a pilot scheme in Helsinki on June 1, 1997, and, it has been mandatory in the whole of Finland since September 30, 1998. The regulatory framework requires local number portability (within an existing area) and nation-wide number portability using a newly allocated numbering area. Operators with significant market power are required to offer number portability at cost oriented prices. The legislative framework does not enforce any other mandatory provisions for the allocation of costs and conditions for the establishment of number portability. The FICORA is setting up a working group to investigate the implementation of mobile number portability in the future.

    Carrier selection is the facility that allows a user to choose a local, long distance, mobile or international carrier independent of its local loop provider. This can be achieved in different ways: (1) by pre-selection: the carrier is chosen by the user; (2) by call-by-call procedures: the user typically inserts a prefix before a dialed number; or (3) randomly based on the carriers' market shares of local or long distance and international calls.

    The Telecommunications Market Act and related decisions of the Ministry require fixed network operators with significant market power to enable users to select their preferred operator on a call-by-call basis. Our prefix for long distance calls is "101" while Song Communications and Kaukoverkko Ysi have the prefixes "1041" and "109," respectively. Our prefix for international calls is "990" while Song Communications and Finnet International have the "994" and "999" prefixes, respectively. Our other competitors on the long distance and international telecommunications market also have their own prefixes. From March 1, 2001, telecommunications operators have had the possibility to obtain a general carrier access code from the FICORA. To use the general carrier access code, a user dials a five digit operator specific carrier access code when calling from a fixed network. The call is routed to the network of the owner of the general carrier access code dialed by the user. Our general carrier access code is "90020."

    Fixed network operators with significant market power must also offer upon request carrier pre-selection. Thus, a call dialed without any prefix or with the "00" prefix is automatically routed to a local, long distance or an international telecommunications service selected by the user. Where the user neither selects a prefix nor has made a pre-selection of an operator for long distance or international telecommunications services, traffic is allocated proportionally among the operators whose services can be used without a separate service agreement. If the user neither selects a prefix for local telecommunications services or mobile communications nor has concluded a contract on pre-selection for such services, the fixed network operator may decide on the routing of the communication. Mobile operators with significant market power are required to offer carrier selection and pre-selection for international calls. However, they are not obligated to offer carrier selection or pre-selection for national calls including calls between mobile networks.

    Under Finland's interconnection regime, operators may only offer selection barring services to their retail customers in a manner that does not discriminate against competing telecommunications operators.

Universal Service

    Universal service entails an obligation to provide access to the public telephone network and to deliver an affordable telephone service to all users reasonably requesting it. More specifically, pursuant to European Union legislation, universal service obligations include the provision of access to a fixed network which will allow usage of voice services, fax and data transmission services, operator assistance, emergency and directory inquiry services (including subscriber directories) and public payphones. However, neither mobile services, with the exception of free emergency calls and directory assistance, nor Internet services are included in the universal service requirement. The proposed European Union universal service directive clarifies that the scope of the universal service obligations includes access to data communications such as Internet via the public telephone network from a fixed location, and addresses affordability of the service. This proposal, as well as other parts of the proposed electronic communications framework, are still being discussed and their final wording is as yet unknown. See "— European Union Law — New Communication Framework."

    A few European countries which have introduced universal service requirements have also implemented funding schemes to allocate the costs of providing the service among all organizations providing public telecommunications networks or publicly available telecommunications services. Two methods for collecting and distributing the costs of the provision of universal services are considered: either a universal service fund at the national level or a system of supplementary charges collected directly by the operator providing universal service from other operators interconnecting with its network. In Finland, no scheme for allocating the costs of providing universal service has yet been devised, nor has one been proposed by the Ministry of Transport and Communications or the FICORA.

    Currently, the Finnish telecommunications regulations do not specifically require us to offer universal service. However, the Telecommunications Market Act sets forth a general objective that telecommunications services should be provided in accordance with the reasonable needs of users and be reasonably priced. The current interpretation of the Ministry of Transportation and Communications of this requirement is that fixed network operators that possess significant market power are obliged to provide basic services, but neither at rates below their competitive market rates nor using equally priced nationwide tariffs and subscription charges.

    To control the costs of operating our extensive fixed network, we have examined more cost-effective ways of providing network connections to our most remote service areas, such as mobile terminals which are dwelling-installed, use the standard GSM network for transmission, and to which an ordinary fixed-line terminal can be connected. For low-medium traffic to and from remote areas, providing so-called "fixed wireless" connections is more cost-effective than maintaining a sizable fixed network local loop for a limited number of subscribers. The Ministry of Transport and Communications has communicated to us and other telephone operators that the installation of fixed wireless units using NMT and GSM networks for residential customers will satisfy the requirement for providing telecommunications services set forth in the Telecommunications Market Act. In addition, the Ministry of Transport and Communications noted that telephone operators will not have the right to change the type of technology used in the provision of services without the subscribers' permission, except when the standard of service and the level of pricing for their services remains the same. However, there is no guarantee that we will not, in the future, be required to offer fast data connections using a fixed network. If this were to take place on terms and conditions that do not provide an adequate return on the possible new investments required in the fixed network of our remote service areas, it could have a material adverse effect on our results of operations or financial condition. Finland is already covered by a fixed broadband network to a great extent apart from the most remote areas. See "Risk Factors."

Telecommunications Data Privacy Act

    On April 22, 1999, the Finnish Parliament adopted the Act on the Protection of Privacy and Data Security in Telecommunications (the "Telecommunications Data Privacy Act") that implements the European Union directive (97/66/EC) on the processing of personal data and the protection of privacy in the telecommunications sector (the "Telecommunications Data Protection Directive"). The Telecommunications Data Privacy Act entered into force on July 1, 1999. The purpose of the Telecommunications Data Privacy Act is to protect the confidentiality of communications ensuring, among other things, the user's right to protect his or her telecommunications messages by technical means such as encryption. The Telecommunications Data Privacy Act also provides for strict rules as regards a telecommunications operator's right to process user data, such as traffic data, the subscription number or the length of a call and governs disclosure of a user and caller's identity, storing of billing records and itemization of calls. For example, as a general rule, the itemization of calls has been expanded to show all but the last three digits of a call made, instead of the earlier four digits. Under the Telecommunications Data Privacy Act, direct marketing through automatic calling systems is possible only with the consent of the consumer, allowing the prevention of any mass sending of SMS and e-mail messages. As regards directories, the Telecommunications Market Act obligates the telecommunications operators to give, on equal terms, the information published in directories to be published in some other directory, thereby aiming to increase competition in directory business. According to the Telecommunications Market Act, the telecommunications operators are obliged to manage the directories of subscribers and national directory services. A private person is entitled to have his or her personal data contained in directories of subscribers partially or fully omitted from the directory or changed free of charge. Telecommunications operators are required to safeguard the data security of their own networks and to inform the users of any risks. A telecommunications operator violating the Telecommunications Data Privacy Act or the regulations thereunder may be ordered to correct its error or omission, or face fines or a possible suspension of all of its operations.

    In July 2000, the European Commission proposed a new directive on data protection in the electronic communications sector (COM (2000) 385 final). The proposal aims at expanding the current provisions of the Telecommunications Data Protection Directive on traffic data to ensure, among other things, that all communications services providers (including Internet service providers) must obtain the consent of the subscriber or user before using traffic data processed for the transmission of a communication for marketing purposes or for the provision of value-added services. The directive is still under discussion in the European Union.

Access to Telephone Call and Caller Records

    On March 1, 2001, an amendment to the Finnish Police Act (the "Police Act") became effective. The Police Act expands the rights of the police in connection with the prevention of crime to, among other things, receive information on short notice related to data that is collected from the telecommunication networks. This information includes data relating to calls made or calls received and the identity and location of the callers. To comply with the obligations of the amendments to the Police Act, we installed a new data collection system (KUHA). The implementation of the Police Act has not, however, led to an increase in our operating costs because (1) the Ministry of the Interior reimbursed us for the development and installation of KUHA, and (2) we charge the relevant police authorities for all the direct costs relating to the use of KUHA.

    According to the Act on the Protection of Privacy and Data Security in Telecommunications, the Act on Emergency Exchanges, the Act on Rescue Operations and the Act on Sea Rescues, operators are also obliged to give information on the caller making an emergency call (112). An amendment to the above mentioned acts will give the rescue authorities the right to the identification information free of charge. The amendment is expected to take effect in January 2002.

Television and Radio Broadcasting

    Provision and transmission of television and radio programs via wires or radio waves, including satellite transmission, is regulated by the Finnish Act on Television and Radio Operations (744/1998), as amended (the "Television and Radio Act"). According to the Television and Radio Act, broadcasting of and radio signal via radio waves requires a license issued by the Finnish Government. These licenses can be obtained only after the Finnish Government has made a public notification of the availability of new licenses. When granting the licenses, the Finnish Government is obligated to consider, among other things, the effect of such licenses on the entire radio and television market, with a view to promoting freedom of speech, versatility of the programs and the needs of various interest groups. The licenses are valid for a maximum of ten years. Other television and radio operations are not subject to a licensing requirement. Prospective operators are merely required to submit a notification to the FICORA prior to commencing operations.

    The FICORA has general jurisdiction to oversee compliance with the Television and Radio Act as well as the rules and regulations thereunder. The consumer ombudsman exercises a parallel right with the FICORA to oversee certain provisions relating to consumer protection. The Finnish Government may revoke a license or order operations carried out under the notification procedure to be stopped if the operator, after having been put on notice of the alleged breach, continues to be in serious breach of the Television and Radio Act. The license for television and radio operations can also be annulled due to the unavailability of appropriate frequencies. The Television and Radio Act also provides for the obligation of telecommunications operators that own or hold a right to operate a telecommunications network primarily for the transmission of television and radio programs to transmit, without charge, programs of certain other program providers as defined in the Television and Radio Act. In addition, the Television and Radio Act contains provisions on quotas for European content and content produced by independent producers as well as other content related issues such as advertising.

    The Television and Radio Act provides for the right of the Ministry of Transport and Communications and the FICORA to receive information from the operators needed to carry out its oversight and regulatory tasks. The licensed operator must also inform the Ministry of Transport and Communications when the voting participation, or the percentage ownership, of any of its shareholders reaches, exceeds or falls below 1/10, 1/5, 1/3, 1/2, or 2/3 of the operator's total votes or share capital. A shareholder owning more than 20 percent of the shares or votes of a licensed operator must give the Ministry of Transport and Communications and the FICORA a notice regarding any change, to its knowledge, in which the voting participation and the percentage ownership of any shareholder of the licensed operator reaches, exceeds or falls below 1/10, 1/5, 1/3, 1/2, or 2/3 of the operator's total votes or share capital.

    Pursuant to the Communications Act Proposal, the regulation of television and radio broadcasting would be divided into two separate branches. The Television and Radio Act would continue to regulate broadcasting content and the provision of telecommunications network services on digital television and radio networks would be covered by new legislation. Analog television broadcasting would not be covered by the Communications Act and would continue to be regulated under the Television and Radio Act. The Ministry of Transport and Communications also proposes that digital television and radio networks would be, after a transitional period, subject to access and interconnection rules.

European Union Law

    Finland is a member state of the European Union and, as such, is required to implement European Union legislation in its national law and to comply with European Union legislation when applying its national law. European Union legislation can take a number of forms. Regulations have general application and are binding in their entirety and are directly applicable in all member states. Directives are binding, but national authorities may choose the form and method of implementation. In certain circumstances, the European Court of Justice or a national court may declare that a directive is directly applicable in a member state, even if it has not been formally adopted through national legislation by the deadline set forth in such directive. Decisions are also binding. However, recommendations are not binding, unlike regulations, decisions and directives. Resolutions are policy statements that have political significance but no legal character.

    European Union institutions have enacted numerous directives providing for an open and seamless telecommunications market within and between the member states, following two distinct and complementary processes: (1) liberalization and (2) harmonization. A first series of directives, adopted pursuant to Article 86(3) of the EC Treaty on state monopolies or undertakings with special or exclusive rights, mandated the full liberalization of national telecommunications markets and the abolition of the monopoly rights of state-owned or licensed operators by January 1, 1998. A second series of directives, adopted pursuant to Article 95 of the EC Treaty on harmonization of member states' regulatory requirements, provides for open and efficient access and use of public telecommunications networks and services across member states' territories (the "ONP" directives). A complete review of the regulatory framework is currently under way. It aims to simplify the legislative framework and adapt it to the latest developments in the information society, by making it technologically neutral and applicable to all communication infrastructures and associated services. See "— New Communication Framework."

Liberalization Directives

    The services liberalization directive was adopted on June 28, 1990 (the "Services Directive"). The Services Directive provided for the new liberalization of telecommunications services other than voice telephony, mobile telecommunications, telex and satellite communications. The Services Directive has been progressively amended to liberalize satellite telecommunications services other than public switched voice services (October 1994), telecommunications services provided over cable television networks (October 1995) and mobile services (January 1996). Completing the liberalization process, on March 13, 1996, a new directive (1) required the full liberalization, as of July 1, 1996, of the use of alternative infrastructures (such as telecommunications infrastructures of railways) for the provision of all telecommunications services other than voice telephony and, in addition, (2) required complete liberalization of voice telephony and (3) the provision of public telecommunications infrastructure by January 1, 1998.

    On June 23, 1999, the European Commission adopted a directive further modifying the Services Directive. This so-called "Network Separation" directive introduces a requirement that any telecommunications organization which is either controlled by a member state or which has been granted special or exclusive rights over radio frequencies should operate its cable television networks under a separate entity from its public telecommunications network, always provided the operator has a dominant position in a substantial part of the common market. This goes further than the current provisions on accounting separation set forth in the Telecommunications Market Act. According to the Ministry of Transport and Communications, the modified Directive will not concern operators in Finland as no operator in Finland meets all separation criteria set forth in the Directive.

ONP Directives

    The ONP directives are intended to harmonize technical interfaces, usage conditions and tariff principles throughout the European Union and to ensure objectivity, transparency and non-discrimination in access to services provided in accordance with ONP requirements. On June 28, 1990, along with the first of the liberalization directives, the European Union adopted a basic ONP framework directive. It was followed by directives on leased lines in June 1992 and on voice telephony in December 1995. Recommendations for dealing with packet switching data services and ISDN offerings have also been adopted.

    The interconnection directive adopted on June 30, 1997, establishes principles for setting interconnection charges, allocating the cost of universal service obligations and allocating telephone numbers, requires accounting safeguards to avoid unfair cross-subsidization, defines the role of national regulators and establishes a common dispute resolution procedure. On October 6, 1997, the ONP framework and the ONP leased line directives were modified to adapt them to a competitive telecommunications environment. On February 26, 1998, the Council and the European Parliament adopted a directive on the application of ONP to voice telephony and on universal service obligations for telecommunications. This directive updated the ONP voice telephony directive of December 1995 in the context of full liberalization of telecommunications infrastructures and services across the European Union (with the exception of some member states) on January 1, 1998. Finally, on September 24, 1998, the European Council and the European Parliament adopted an amendment to the interconnection directive accelerating the introduction of operator number portability in fixed networks through the European Union and to create a legal basis for the introduction of carrier pre-selection. The European Commission has issued a recommendation on termination charges in the fixed network and a recommendation on local loop unbundling.

New Communications Framework

    On July 12, 2000, in line with the results of an in-depth review of the telecommunications regulatory framework in 1999, the European Commission proposed a new regulatory framework for electronic communications networks and services (the "Communications Framework") consisting of:

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  five harmonization directives, including a framework directive and four specific directives on (1) authorization, (2) access and interconnection, (3) universal service and user rights, and (4) data protection in the electronic communications sector;

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  a regulation on the unbundling of the local loop; and

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  a decision on European Union radio spectrum policy.

    The Communications Framework will apply to all forms of communications networks carrying publicly available communications services, whether used for voice, fax, data or images, including fixed and mobile telecommunications networks, cable television networks, networks used for terrestrial broadcasting, satellite networks and networks using Internet protocol. It aims to bring the sector-specific rules for electronic communications more in line with the general competition rules. For example, the framework directive bases the notion of significant market power on the concept of dominant position in particular markets, calculated in accordance with the competition law practice. The new form of significant market power will embrace single company dominance, joint dominance and the leverage of a dominant position onto an associated market. National regulatory authorities will be able to notify companies that they have significant market power and to impose ex ante obligations where such firms are considered to have a dominant position under competition law and where either there are problems of incumbency and/or problems of vertical integration, such that the ex post remedies of competition law are not adequate to meet the market problems identified. The European Commission's proposal also aims to ensure that national regulatory authorities do not impose significant market power obligations on newly emerging markets.

    The Commission's proposals are currently at various stages in the legislative process and will be subject to further amendments. The final wording of the new Communications Framework will not become clear until the end of the legislative process, which is expected to be between early and mid 2002. Although its precise impact on our business is uncertain, certain features of the new regulatory environment, such as the increased convergence between fixed and mobile regulations, if adopted, may have a material adverse effect on our business.

    Access and Interconnection.  Within the Communications Framework, the European Commission has proposed a new directive on access to, and interconnection of, electronic communications networks (the "Access and Interconnection Directive"). The proposed Access and Interconnection Directive harmonizes the way in which European Union member states regulate the market between suppliers of communications networks and services in the European Union.

    Pursuant to the proposal, a national regulatory authority may impose obligations on operators having significant market power in the markets listed in a Commission decision to grant access to, and use of, specific facilities and/or associated services, for example, in situations where the national regulatory authority considers that denial of access or unreasonable terms and conditions having a similar effect would hinder the emergence of a sustainable competitive market at the retail level or would not be in the end-user's interest.

    Operators with significant market power may be required, among other things:

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  to give third parties access to specified network elements and/or facilities;

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  not to withdraw access to facilities already granted;

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  to provide resale of specified services;

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  to grant open access to technical interfaces, protocols or other key technologies that are indispensable for the interoperability of services;

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  to provide co-location or other forms of facility sharing, including duct, building or mast sharing;

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  to provide specified services needed to ensure interoperability of end-to-end services to users, including facilities for intelligent network services or roaming (national or international) on mobile networks, including GSM networks;

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  to provide access to operational support systems or similar software systems necessary to ensure fair competition in the provision of services; and

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  to interconnect networks or network facilities.

    National regulatory authorities may attach to those obligations conditions covering fairness, reasonableness, timeliness, transparency and/or non-discrimination. The national regulatory authorities may also impose price controls including obligations for cost orientation of the prices.

    Pursuant to the Commission's proposal, the access and interconnection obligations may be imposed by the national regulatory authorities in the markets to be listed in the Commission's decision. The framework directive contains a proposed list of such markets, which comprises, for example, a market for access to public mobile telephone networks, including carrier selection. The Communications Framework, with the exception of the regulation on unbundling of the local loop, is at an early stage of the legislative process and its final wording is as yet unknown. However, if it is adopted and thereafter applied by the FICORA, mandatory cost-based access to our mobile network may have a material adverse effect on our business.

Licensing

    The European Union directive on general authorizations and individual licenses in the field of telecommunications services was adopted on April 10, 1997. The key elements of the directive are:

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  the prohibition on any limit on the number of new entrants, except to the extent required to ensure an efficient use of radio frequencies and, under limited circumstances and for a temporary period, of numbers;

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  the priority given to general authorizations as opposed to individual licenses; and

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  the definition of harmonized licensing principles and procedures.

    The new Communications Framework proposes that all services and networks should be covered under a general authorization, and specific rights of use should be limited to the assignment of frequencies and numbers only.

Unbundling of the Local Loop

    The local loop is the physical twisted metallic pair circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network. Local loop unbundling means the granting by incumbent operators of full unbundled access to the local loop and shared access to the local loop. It does not entail a change in ownership of the local loop.

    The European Commission views local loop unbundling as a necessary step towards the provision of a full range of communications services, including broadband multimedia and high-speed Internet (the local loop can be adapted for provision of high-speed broadband services by applying digital subscriber line technologies).

    On December 18, 2000, the European Parliament and the Council adopted regulation 2887/2000 on unbundled access to the local loop (the "ULL Regulation"). Under the directly applicable regulation, the operators designated as having significant market power are under an obligation to publish from December 31, 2000, and keep updated, a reference offer for unbundled access to their local loops and related facilities. They are also required to meet reasonable requests from beneficiaries for unbundled access to their local loops and related facilities, under transparent, fair and non-discriminatory conditions. Where access is refused, the aggrieved party may submit the case to the dispute resolution procedure set up by the ULL Regulation. Except where specifically exempted by the national telecommunications authority, prices charged for unbundled access to the local loop and related facilities of notified operators need to be cost-orientated.

    The Finnish regulatory regime has already provided for "full" and "shared" access. We do not, therefore, expect the ULL Regulation to have a material adverse effect on our business or financial results.

Electronic Commerce and Liability of Internet Service Providers

    Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market (the "Electronic Commerce Directive") aims to ensure the free movement of information, including electronic commerce, within the European Union member states, based on a country of origin principle. The Electronic Commerce Directive regulates the legal recognition of electronic contracts, the formation of electronic contracts, the information to be provided by the service provider to the consumer, and solicited and unsolicited commercial communications with consumers.

    The Electronic Commerce Directive also contains rules on liability of intermediary service providers for mere conduit, as well as for caching and hosting activities. These rules limiting the liability of intermediary service providers have relevance for our business since subscribers to our Internet services may access content on our portals or on other web-sites via hyperlinks on our portals, download this content and transmit it to others over the Internet. They may also upload content onto our services, either onto their individual web pages hosted by us, in chat rooms, bulletin boards or news groups. In addition, they may use the email accounts we provide to send and receive content by email. In principle, intermediary service providers cannot be held liable if they only act as a mere conduit, that is, as long as they do not initiate the transmission, select the receiver of the transmission or select or modify the information contained in the transmission. Similarly, for caching the intermediary service provider cannot be held liable as long as it: (1) does not modify the information; (2) complies with the conditions on access to information; (3) complies with the rules regarding the updating of information; (4) does not interfere with the lawful use of technology to obtain data on the use of the information; and (5) acts expeditiously to remove or disable access to the information upon receiving actual knowledge that the information at the initial source has been removed or access to it has been disabled, or having been ordered to do so by a court or an administrative authority. Furthermore, for hosting activities, intermediary service providers cannot be held liable if the provider does not have actual knowledge of illegal activity or information and was not aware of facts or circumstances from which illegal activity or information is apparent. Where the provider receives such information, it can avoid liability by acting expeditiously to remove or disable access to the information. The Electronic Commerce Directive does not deal with the liability for hyperlinks; it indicates, however, that the European Commission should address this issue in the future.

    European Union member states must implement the Electronic Commerce Directive before January 17, 2002. The Finnish State issued a proposal for legislation on electronic commerce implementing the Electronic Commerce Directive 2000/31/EC to the Finnish Parliament on October 26, 2001. According to the proposal, the new legislation shall become effective as of January 16, 2002, at the latest. In terms of providing hosting services, the bill sets clear notice and take down procedures for service providers to act upon in order to prevent access to illegal material. If the bill is passed in the Finnish Parliament in its present form, it will lead to increased legal certainty in the business environment on Internet service providers in Finland. The general terms and conditions we apply to subscribers of our Internet services and our portal disclaimers are also aimed to reduce exposure to potential liabilities.

Copyright

    As far as liability issues are concerned, the Electronic Commerce Directive is closely linked to the Directive 2001/29/EC of 22 May 2001 on the harmonization of certain aspects of copyright and related rights in the information society (the "Copyright Directive"). The Copyright Directive is to be implemented by European Union member states before December 22, 2002.

    The Copyright Directive introduces, among other things, an exclusive right to make on-demand transmissions available to the public, and to harmonize reproduction and distribution rights. The Copyright Directive contains a long list of exceptions to the reproduction right. Only one of these exceptions is mandatory. This exception covers transient or incidental copies which are an integral and essential part of a technological process. This exception needs to be read together with the liability stipulations in the Electronic Commerce Directive. The Copyright Directive also deals with technological measures to protect against copyright infringements and aims to provide legal protection against the circumvention of these measures. The directive has not yet been implemented in Finland.

    We believe that the scope of the exceptions for intermediary activities, together with the Finnish bill on electronic commerce including limitations on the liabilities of intermediary service providers, should be sufficient to ensure that we will not be held liable for copyright infringements committed by third parties.

Electronic Signatures

    Closely connected with our electronic commerce activities is the use of electronic signatures. The European Union adopted a directive on a community framework for electronic signatures on December 13, 1999 (the "Electronic Signatures Directive"), which establishes a framework in which third parties, also known as "certification service providers", issue "qualified certificates" to enable the verification of electronic signatures. The Electronic Signatures Directive also sets out criteria for the legal recognition of electronic signatures. The Electronic Signatures Directive was due to be implemented by European Union member states by July 19, 2001.

    In Finland, electronic signatures already apply to a certain extent in the public sector. There is an existing law on using electronic signatures in public administration (you can have an ID with an electronic signature "function"). In addition, the Finnish government has on October 26, 2001 passed a proposal on electronic signature to the Finnish Parliament in order to implement nationally the Electronic Signatures Directive. The Electronic Signatures Directive does not differentiate between public and private sector and Finland is expected to have as few exceptions to the public sector as possible. Once the new legislation becomes effective, electronic signature will be valid in commercial and administrative communications.

Encryption Regulation

    With the development of information and communications technologies that allow vast quantities of data to be transmitted, copied and stored quickly and easily, encryption is fast becoming an integral part of personal and business computing. While uniform international policy on encryption has been elusive, several countries have implemented regulations and policies on the use of encryption and other countries may do so in the future. The European Union has played a key role in liberalizing restrictions on encryption. The European Commission requires European Union member states to report to it any national proposals to impose technical rules for marketing, use, manufacture or import of encryption products. The European Commission has also successfully dismantled a large part of internal European Union controls on commercial encryption products. Encryption products that can be used for both civil and military purposes and are listed in the relevant Council decision can only be exported on the basis of an authorization.

    On June 22, 2000, the European Union adopted Regulation 1334/2000 on export controls of dual-use goods and technology which repealed the previous regulation 3381/94/EC on export controls of dual-use goods (the "Amended Export Controls Regulation"). The Amended Export Controls Regulation simplified export licensing procedures and created an European Union general export authorization. The newly created authorizations are valid for most of the widely traded dual-use items for exports to Australia, Canada, Czech Republic, Japan, Hungary, Norway, New Zealand, Poland, Switzerland and the United States. The Amended Export Controls Regulation reduced and simplified European Union internal trade, notably in nuclear and ballistic devices. It created a common list of items for which the European Union would maintain internal controls, which would replace national lists. European Union internal trade was liberalized completely for information security items (including encryption), except for a few highly specialized products (cryptanalysis items).

    In addition, the United States has recently shown significant activity in legislation and regulation affecting such areas as digital signatures and electronic commerce. The U.S. federal government added a measure of uniformity on the regulation of electronic business when the Electronic Signatures in Global and National Commerce Act (S.761) ("E-Signatures Act") was signed into law on June 30, 2000. The E-Signatures Act effectively gives electronic signatures and other legal transactions conducted through electronic means the same legal status as written documents. It ensures that consumers who contract on-line have the same kind of protection and records that they currently receive when they sign paper contracts. The E-Signatures Act allows the states to pass their own laws with respect to electronic commerce, either by adopting the Uniform Electronic Transaction Act or other similar laws, but requires that these laws must be consistent with the E-Signatures Act and not technologically biased.

    In January 2000, the U.S. government enacted legislation which eased encryption controls. The U.S. federal restrictions on encryption transfers were further reduced via a regulatory amendment promulgated on October 19, 2000. The objective was to parallel European Union liberalizations in this area to ensure U.S. companies are able to compete internationally. Under the new rules, certain lower level encryption products may be "self-classified" by business and exported without the need for government review, although reporting requirements may apply. Products (i.e., audio devices, video cameras, mobile phones) that incorporate components providing cryptographic functionality limited to short-range wireless technology can mostly be exported freely without review. The amendment also liberalized the export of higher level encryption products. Provided a classification request is submitted prior to export, all encryption items (except encryption used to break codes) may be exported and reexported without a license to all end-users (both government and non-government) in the European Union, Australia, Czech Republic, Hungary, Japan, New Zealand, Norway, Poland, and Switzerland without a license (i.e., under license exception.) Outside these countries exportation of such encryption products generally will also be permitted under license exception to non-government end users but will require licensing to government end-users. The amended rule confirms that all encryption items of any key length also are authorized for export to foreign subsidiaries of U.S. companies without review and classification. In a new development, certain encryption items have been made eligible for de minimis treatment, meaning that they may be incorporated under certain circumstances into non-U.S. origin items and reexported without the need for a license after prior review and classification. The amendment does not modify prior U.S. restrictions on exportation to embargoed countries (Cuba, Iran, Iraq, Sudan, Libya and North Korea).

Distance Selling

    Our activities in the field of electronic commerce will also be subject to a directive on the protection of consumers in respect of distance contracts (the "Distance Selling Directive"), which sets out rules for contracts concluded at a distance, including contracts for goods and services sold over the Internet. The Distance Selling Directive requires suppliers to provide consumers with specific information, including their name, address, price and delivery costs, before a contract is concluded. Consumers generally have a seven working day right of withdrawal. The Distance Selling Directive prohibits "inertia selling" (the supply of goods or services without prior request) and suppliers are restricted in their use of automatic calling or facsimile machines or unsolicited e-mails to communicate with consumers. Consumers must have effective means of redress.

    Among other conditions, the Distance Selling Directive does not apply to contracts such as those relating to financial services, contracts concluded with telecommunications operators through the use of public pay-phones, and contracts concluded at an auction. European Union member states were required to implement the Distance Selling Directive by June 4, 2000. Finland implemented the Distance Selling Directive by amendments to the Consumer Protection Act and the Act on Unfair Trade Practices, both adopted on December 15, 2000 and entered into force on March 1, 2001. In Finland consumers have a 14 day right of withdrawal.

Media Regulation

    The European Union regulatory framework with respect to media contains legislation on both infrastructure and content.

    Infrastructure.  To promote the launch of digital television services, the European Union adopted on October 24, 1995, Directive 95/47/EC on the use of standards for the transmission of television signals (the "Transmission Standards Directive"). The Transmission Standards Directive requires, among other things, that: (1) conditional access providers offer broadcasters access on fair, reasonable and non-discriminatory terms, (2) hardware manufacturers use the European common scrambling system to make it technically possible to receive all digital television services through the decoder, and (3) broadcasters use European standards for television transmission; it does not, however, mandate any particular standard or type of service. The Transmission Standards Directive does not apply to cable television operators. The new Communications Framework, if adopted in its current form, will repeal the Transmission Standards Directive incorporating its contents.

    On November 20, 1998, the European Parliament and Council adopted Directive 98/84/EC on the legal protection of services based on, and consisting of, conditional access (the "Conditional Access Directive"). Conditional access services include pay-television, video-on-demand, music-on-demand, electronic publishing and a wide range of other on-line services. The Conditional Access Directive requires European Union member states to prohibit and provide appropriate sanctions against all commercial activities related to unauthorized access to a protected service, such as the sale of pirate decoders, smart cards or software. It also prohibits member states from invoking "anti-piracy" grounds to restrict the free movement of legitimate services and conditional access devices originating in another member state. The Conditional Access Directive forms part of a package of measures related to electronic commerce. See "— Electronic Commerce and Liability of Internet Services Providers." European Union member states were required to implement the Conditional Access Directive by May 28, 2000. The Conditional Access Directive was implemented in Finland on October 10, 2001 when the Finnish Parliament adopted the Act on Prohibiting Certain Decryption Systems and amended certain other acts.

    The proposed Access and Interconnection Directive envisages an amendment which imposes the conditional access obligations on all operators of conditional access services, irrespective of the means of transmission, who provide access services to digital television services. This amendment appears mainly to clarify the application of the conditional access obligations to cable network operators.

    Content.  On October 3, 1989, the European Union adopted Directive 89/552/EEC on the coordination of certain provisions concerning the pursuit of television broadcasting activities which was amended on June 30, 1997 by Directive 97/36/EC (the "Revised Television Without Frontiers Directive"). The Revised Television Without Frontiers Directive was designed to establish a harmonized framework for the free movement of television broadcasting services in the European Union. The aim of the Revised Television Without Frontiers Directive is to promote a European market in broadcasting and related activities, such as television advertising and the production of audiovisual programs. It covers promotion of the production and distribution of European works, television advertising and sponsorship, the protection of minors, the right of reply, the law applicable to television broadcasts, and access of the public to major (sports) events. The most controversial provision lays down a European content quota, by which broadcasters must ensure that, wherever practicable, the majority of their content consists of European programming. The European content quota provisions do not apply to television broadcasts that are intended for local audiences and do not form part of a national network. The Commission is currently preparing a review of the Television Without Frontiers Directive. The Directive provides for a further review by June 30, 2002.

Competition Law

    In Finland, since the commencement of the liberalization of the telecommunications market in 1987, competition law has gradually been applied to telecommunication services and is currently being applied fully to services we offer. Finnish competition law, including the Act on Competition Restrictions, prohibits the abuse of a dominant market position, restrictive practices relating to prices and agreements or collusive behavior among market participants restricting competition. The Telecommunications Market Act provides that the Ministry of Transport and Communications and the FICORA may refer any matter, to the extent that it may infringe the competition law, to the Finnish Competition Authority ("FCA").

    The FCA monitors the application of the competition law and in the event of an infringement, the FCA may propose to the Finnish Competition Council that it order the infringing parties to pay a fine or bring to an end the infringement, or both. The maximum fine may be increased where justified on the basis of the seriousness of the infringement and the prevailing circumstances, but the amount cannot exceed ten percent of the preceding year's turnover of the parties involved, on a consolidated basis. When considering the competition restrictions and their harmful consequences on the telecommunications market, the FCA and the Finnish Competition Council must also take into account the provisions of the Telecommunications Market Act and potential conflicts therewith. A company that has violated the Finnish Act on Competition Restrictions could be required to compensate for any damages caused to another entity by such violation. The compensation for damages could be required to cover any expenses, any difference between the actual prices and permissible prices, any lost profits and any other direct or indirect damages resulting from the violation.

    In addition to Finnish competition law, we must adhere to the European Union competition rules, the main principles of which are set forth in Articles 81 and 82 of the EC Treaty, as well as national competition laws in jurisdictions where we operate. Article 81 prohibits agreements or collusive behavior between companies which may affect trade between member states and which have the object or effect of restricting competition within the European Union. Article 82 prohibits any abuse of a dominant market position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authorities. The European Commission may impose fines in the event of a breach amounting to up to ten percent of a company's turnover on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply European Union competition law and award damages in the event of a breach.

    For so long as the majority of our shares are owned by the Finnish State or the Finnish State exercises a significant influence over us, the European Commission will have the authority to address individual decisions to the Finnish State to ensure our compliance with European Union competition rules. In this regard, the European Commission will be able to initiate proceedings against us directly under Articles 81 and 82 of the EC Treaty, or against the Finnish State under Article 86 of the EC Treaty. As a result, we may have to face two different proceedings, one of which we cannot directly influence and in which we are not a party.

Merger Control

    Since October 1, 1998, mergers and acquisitions by companies exceeding certain turnover thresholds have been subject to the prior notification to and approval by the Finnish competition authorities. The Finnish Competition Council may, upon a proposal by the FCA, prohibit a transaction which results in the creation or strengthening of a dominant market position of the parties, as a result of which competition would be significantly impeded in the Finnish market or in any significant part thereof. The FCA and the Finnish Competition Council may also approve the transaction conditionally, for example by ordering the parties to dispose of part of their business. If the transaction in question falls within the scope of the European Union merger control regulation, such European Union regulation overrides the Finnish rules and the transaction must be notified to and approved by the European Commission (although national authorities may ask to review all or part of a transaction that significantly impedes competition within its territory). In addition to the power to prohibit a transaction, the European Commission also has a power to make any clearance decision conditional, among other things, upon changes to the parties' business practices or a divestiture of assets or businesses. Similar national merger control rules also exist in most other countries in which we operate. These kind of regulations may negatively affect our ability to acquire, merge with, or enter into joint ventures with other companies, particularly in countries where we already have a large market share or are deemed to occupy a dominant market position.

State Aid

    Given that the Finnish State is our majority shareholder, it cannot be excluded that our competitors will allege that transactions between us and the Finnish State involve an element of state aid or that the European Commission, at its own initiative, will commence a formal investigation on any such transactions. The European Union state aid rules are designed to prevent member states of the European Union from granting aid that distorts or threatens to distort competition. The concept of an aid is broader than that of a subsidy. To fall within the scope of the state aid rules, the aid must be granted by a public authority; result in a transfer from state resources or in the state receiving less resources; lead to an economic advantage for the beneficiary; distort competition by favoring certain companies; and affect trade between European Union member states. These rules do not apply where a state contributes capital in circumstances that would be acceptable to a private investor operating under normal market economy conditions.

    The European Commission has the power to initiate a formal investigation to determine whether state aid is involved on the basis of notifications of intended aid measures or on the basis of information received from interested parties on measures that were not previously notified. The decision to open formal investigations is published in order to give interested parties the opportunity to comment on the measures at hand. The European Commission has the power to order the suspension of payments and demand recovery of aid already granted with interest. In addition, national courts have the power to ensure that the procedural rules are followed and can order suspension or recovery with interest in the event of a breach. We do not believe that the Finnish State's participation in the rights offering constitutes state aid under any applicable regulatory regime, including but not limited to the rules applied by the European Commission. See "Risk Factors — The participation in the rights offering by the Finnish State might be challenged by our competitors on the grounds that it constitutes unlawful state aid."

World Trade Organization Telecommunications Agreement

    In February 1997, 69 governments, including Finland and other countries in which we are active, made multilateral commitments as part of the WTO Telecommunications Agreement to liberalize the market for basic and certain telecommunications services. The agreement became effective on February 5, 1998.

    As a member of the European Union, Finland's commitment to the WTO Telecommunications Agreement includes complete liberalization of services (facilities-based and resale) for all market segments (local, long distance and international). The commitment of the European Union also covers satellite networks and services and all mobile and personal communications services and systems. Unlike some other European countries, Finland requested no derogation. In addition, the European Union is committed to the Reference Paper on Regulatory Principles. The European Commission noted in the past that a new round of the General Agreement on Trade and Services negotiations and other international negotiations would likely take place in conjunction with the work on the new European Union communications regulatory framework. See "— European Union Law — New Communications Framework." The European Commission aims to ensure that the new European Union communications regulatory framework and the results of these negotiations are fully consistent with each other.

LEGAL AND REGULATORY PROCEEDINGS

    We are involved in a number of legal proceedings in the ordinary course of our business. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. We are also involved in administrative proceedings relating principally to competition law and consumer protection issues. Except for the administrative proceedings described below, which relate primarily to our alleged abuse of dominant market power, neither Sonera Corporation nor any of our subsidiaries is involved in any legal, arbitration or regulatory proceedings, which, if adversely decided, could have a material adverse effect on our results of operations or financial condition. Except as noted below, we have responded to all requests for information issued by the FCA, the FICORA and the European Commission in relation to all above matters, and the authorities are currently evaluating such responses, as well as certain submissions by other interested parties. We are unable to predict with any certainty the timing or the likely outcome of the disposition of the proceedings pending before the FCA, the FICORA and the European Commission or other authorities.

    Since the liberalization of the Finnish telecommunications market in 1994, Sonera and other telecommunications operators in Finland have been subject to increased administrative and legal scrutiny, often in the form of an administrative investigation initiated by Finnish or European Union regulatory bodies and legal claims brought with little or no notice. Management expects that administrative oversight of the Finnish telecommunications industry will gradually shift to European Union institutions as a consequence of the recent liberalization of the markets of most European Union member states. Therefore, the possibility of additional claims by competitors or other proceedings, particularly in reliance on competition law, cannot be ruled out and such claims or proceedings could have a material adverse effect on our results of operations and financial condition.

Interconnection Fees

    On November 20, 1998, Telia Finland filed a complaint with the FICORA relating to the termination charges we applied on calls terminating in our mobile network. Among other things, Telia Finland claims that the termination fees we charged are not reasonably related to the actual costs of providing such services and that the fees are thus contrary to the decisions issued by the Ministry of Transport and Communications. Of its own initiative, the FICORA also investigated access charges and claimed that such charges were not reasonably related to the actual costs of providing such services. We denied the allegations in responses submitted to the FICORA. On April 24, 2001, the FICORA issued a decision in which it stated that the interconnection fees we charged for calls terminating on our domestic mobile network are not reasonable in relation to the actual costs of providing such services. The FICORA also stated that, in its opinion, our interconnection fees (both access and termination) violated the Telecommunications Market Act and the Ministry of Transport and Communications' decisions on interconnection and ordered us to revise our interconnection fees. We appealed the FICORA's decision to the Helsinki Administrative Court on May 25, 2001. We continue to believe that interconnection pricing should be based on commercial negotiations among operators. The decision of the FICORA does not have binding effect prior to a ruling by the Helsinki Administrative Court. On June 21, 2001, we concluded commercial interconnection agreements with Telia Mobile Finland, and on June 28, 2001 with Radiolinja, and on August 28, 2001 with Finnish 2G. The appeal is still pending and we are not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

    On February 1, 2001 we received a request from the FICORA for information concerning interconnection fees and our compliance with the Telecommunications Market Act with respect to our fixed network activities. We submitted our response on April 30, 2001.

National Roaming Cases

    In September 1998, Telia Finland filed a complaint with the FICORA and the FCA claiming that both Sonera and Radiolinja were in violation of the Telecommunications Market Act and Finnish competition law in refusing to conclude national roaming agreements with Telia Mobile Finland concerning roaming between GSM networks. We have responded to the complaints by denying Telia Mobile Finland's claims and stating that we view the failure to conclude a national roaming agreement with Telia Mobile Finland as a disagreement concerning the pricing of a commercially based service. Furthermore, we have stated that the Telecommunications Market Act does not apply to national roaming between GSM networks. On March 12, 1999, the FICORA issued a decision on the complaint in our favor, which was subsequently upheld in procedural appeals in the Helsinki Administrative Court and the Supreme Administrative Court. On January 12, 2000, the FCA issued a decision maintaining that the pricing of national roaming we applied does not require any action on the part of the FCA. The FCA is of the opinion that a telecommunications operator has several different ways of gaining access to a national telecommunications network, e.g. a service provider agreement. In its decision, the FCA further stated that we do not, either alone or together with Radiolinja, have a dominant market position in the access markets of national mobile networks. Telia Mobile Finland has filed an appeal with the Finnish Competition Council with respect to the FCA's decision in our favor. Radiolinja was, however, not named as a party to the appeal. We filed several responses to the appeal in 2000. The European Commission filed a submission with the Competition Council, and on June 15, 2001, we filed a response to the European Commission's submission. The European Commission's submission included its general views on market definitions and the issue of collective dominance. If cost-based national roaming between GSM networks were mandated on terms and conditions that do not provide an adequate return on the investment in our GSM network, it could have a material adverse effect on our results of operations or financial condition. The appeal is still pending and we are not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

    In March 1999, Telia Mobile Finland introduced national roaming for its GSM 1800 service in our network through the international roaming arrangement that we had with Swisscom AG. In April 1999, we announced that because of certain technical hazards found in the technical solution, which among others would interfere with the proper functioning of emergency calls and blocking of pay-per-call numbers, we would have to discontinue connecting traffic to the numbers that Swisscom has reserved for Telia Finland's Dual service, unless Telia Mobile Finland or Swisscom would indemnify us for possible legal claims. In accordance with this announcement, we started to close off our mobile network of Telia Mobile Finland's GSM Dual subscriptions on April 16, 1999. On April 16, 1999, Telia Mobile Finland filed a complaint with the European Commission (DG Competition) claiming that Sonera and Radiolinja had abused their dominant positions in the mobile market in Finland by interfering with Telia Mobile Finland's service provider agreement with Swisscom. However, as a consequence of Telia Mobile Finland's execution of a service provider agreement with Radiolinja in the latter part of 1999, Radiolinja is no longer a party to the action. On April 28, 1999, the European Commission requested that the Ministry of Transport and Communications should act as an intermediary in a conciliation procedure to resolve the dispute. On June 23, 1999, Telia Mobile Finland discontinued negotiations and resubmitted its complaint to the European Commission. We have responded to the European Commission's request for information. The European Commission informed us in October 1999 that pursuant to Article 6 of Commission Regulation 2842/98 it had notified Telia Mobile Finland that, in the Commission's preliminary view, Telia Mobile Finland's application for interim measures was not justified. We entered into a new international roaming agreement with Swisscom which came into effect on March 16, 2000. Telia Mobile Finland filed a supplementary submission dated October 31, 2000 to the European Commission to which we submitted our observations on December 22, 2000. Telia Mobile Finland's complaint against us before the European Commission is still pending and it cannot be excluded that the European Commission may open formal proceedings against us. We are currently not in a position to predict with any certainty the timing or likely outcome of the proceedings. We remain prepared to offer Telia Mobile Finland national roaming services on a commercial basis.

    In July 2001, Telia Mobile Finland notified us by letter that, as a result of our alleged violations of the Finnish and European Union competition law, Telia Mobile Finland had suffered substantial damages. We have, in line with the earlier decisions of the FICORA, the Helsinki Administrative Court, the Supreme Administrative Court and the FCA favorable for Sonera, disputed both Telia Mobile Finland's right to compensation for damages and the alleged amount of damages and will continue to defend vigorously against any claims by Telia Mobile Finland should Telia Mobile Finland bring any formal action to recover any such alleged damages from us.

Fixed Lines and Subscriber Lines

    The FICORA is currently investigating pricing and discount policies of several Finnish telecommunications operators with respect to their leased line operations. We received a request for information from the FICORA on January 29, 1999, to which we have duly responded by providing the requested information. On January 25, 2000, Telepohja Oy filed a complaint with the FCA requesting the FCA to investigate whether we are abusing our alleged dominant position in the local telecommunications market of our traditional local network areas. In the complaint, Telepohja asserted that (1) our monthly rental prices for subscriber lines and leased lines are excessive, especially in rural areas; (2) the difference in prices charged in urban areas as compared to rural areas are not related to costs; and (3) the installation fees we charge are unreasonable. On January 25, 2000, Telepohja also filed a complaint with the FICORA on the same issue. Telepohja asked the FICORA to investigate whether our pricing described above is in compliance with the Telecommunications Market Act, in view of our significant market power in certain local telecommunications markets. The complaints are still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Pricing of SMS Services

    In September 1999, MTV 3 — Tele Oy filed a complaint against us with the FCA claiming that the fees we charge for commercial SMS services are excessive. Our response to the complaint on November 29, 1999 stated that the SMS services we offer are reasonably priced and explained the division of SMS fees and costs as between service providers and the content providers. On May 2, 2000, in a related action, Televerkko Oy filed a complaint with the FCA against us claiming that we are abusing our dominant market position in the market for mobile services in connection with the pricing of our SMS services to content providers. The FCA is investigating the pricing of our SMS services as well as the actual costs we incur to provide SMS services to content providers. The FCA has notified us that the pricing of our SMS services should be cost based, non-discriminatory and transparent. On May 31, 2000, we responded to the FCA's initial request for information. On April 10, 2001 we received a supplementary request for information focusing on the pricing and billing of SMS services, volumes of SMS traffic and market shares. According to a preliminary competition analysis carried out by the FCA, we have a dominant market position in the market of SMS based content services provided in its own network. We have responded to the supplementary request for information on May 25 and June 8, 2001. These complaints are still pending. We are currently not in a position to predict with any certainty the timing or likely outcome of the proceedings. If we are deemed to have abused an alleged dominant market position, it may have a material adverse effect on our operations and financial condition.

Delivery of Subscriber Information

    In January 2000, a complaint was filed with the FCA by Visual Data Oy and on March 14, 2000 by Satakunnan Markkinapörssi Oy. On June 29, 2000, the FCA sent a letter to Sonera and the Finnet companies alleging that, based on complaints received by the FCA, we are abusing our dominant position by refusing to deliver identification data on our mobile subscribers and by discriminatory pricing of data on subscribers of the fixed network in Finland. The FCA also alleges that Sonera and the Finnet companies have potentially violated the terms of the exemption that the FCA has granted to the Directory Assistance Services Finland (Suomen Numeropalvelu Oy), which maintains a joint database of Sonera's and Finnet companies' subscribers. We own 40 percent of Directory Assistance Services Finland. In the letter, the FCA indicated that it may ask the Competition Council to revoke the exemption. A similar proceeding is also pending at the FICORA. The cases are still pending and we are currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Proceedings Related to Acquisition

    In January and February 2001, we acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone company in South-Western Finland. In December 2000, Loimaan Seudun Puhelin had increased its interest in Turun Puhelin Oy, a local telephone company in Turku, the largest city in South-Western Finland, from 18 percent to 51 percent by acquiring an additional 33 percent of the shares of Turun Puhelin from the City of Turku. The sale of the shares of Turun Puhelin by the City of Turku is subject to a municipal appeal with the appellants claiming that the decision of the City of Turku on the sale of the shares in Turun Puhelin was not properly taken. In addition, other shareholders of Turun Puhelin have brought arbitration proceedings claiming that they have a pre-emptive right to purchase the 33 percent interest in Turun Puhelin, which was acquired by Loimaan Seudun Puhelin in December 2000, for a price substantially lower than the price paid by Loimaan Seudun Puhelin. Both proceedings are currently pending and we are not in a position to assess what the final outcome of the proceedings will be. The proceedings, if adversely decided, could have a material adverse effect on the value of our investment in Loimaan Seudun Puhelin.

    Our acquisition of a 24.1 percent interest in Loimaan Seudun Puhelin was approved by the FCA in August 2001 subject to certain conditions, including certain asset disposals, intended to ensure sufficient compeititon on the local markets of the companies involved. Two other local telephone companies and mobile operators DNA Finland Ltd. and Finnish 2G Ltd. have filed an appeal with the Finnish Competition Council with respect to the FCA's approval. The matter is currently pending and we are not in a position to assess what the final outcome of the proceedings will be.

European Union Sector Inquiries

    On July 27, 1999, the European Commission commenced a sector inquiry across the European Union focusing on three areas of the telecommunications sector: leased lines, mobile roaming and access to and use of the residential local loop. The sector inquiry has been carried out in three phases. We responded to the Commission's inquiry into leased lines in December 1999 and mobile roaming in March 2000. We received a second set of questions relating to mobile roaming on July 2000 to which we responded in August 2000. In July 2000, we also received a request for information on unbundled access to the local loop and the provision of DSL services to which we responded in September 2000. We also received additional questions in December 2000 to which we responded in December 2000.

Other Matters

    In August 2000, Tilts Communications A/S, a Danish subsidiary of which we own 90 percent, started arbitration proceedings against the Republic of Latvia under the rules of the International Chamber of Commerce (ICC) in Stockholm. The reason for initiating arbitration relates to the agreement signed in 1993 between the Republic of Latvia and Tilts. According to this agreement, the Latvian fixed-line operator, Lattelekom SIA, of which Tilts owns 49 percent and the State of Latvia 51 percent, has exclusive rights to provide basic fixed network services in Latvia until December 31, 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization that Lattelekom's exclusive rights will be revoked by January 1, 2003. The Republic of Latvia has asserted 9 counterclaims against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom's network in accordance with its commitments, (2) meet certain quality of service and network performance commitments and (3) sell our shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. In September 2001, we were joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. We, together with Cable & Wireless, have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia. A decision in the arbitration is not expected before late 2002. In addition, the Republic of Latvia has indicated that it may make direct claims against us alleging breaches of competition law, see "—International and Other Significant Investments—Fixed Line Operations—Lattelekom."

    In connection with our termination of the executive agreement between Sonera Corporation and Harri Vatanen, former chief executive officer of Sonera SmartTrust, we initiated legal proceedings on March 1, 2001 in Finland to confirm, among other things, that the technology agreement we concluded with Vatanen in 1998 is legally binding and in force and that we have fulfilled our obligations under such agreement. We have commenced this legal proceeding in order to protect our interests in light of the termination of Vatanen's employment. In this connection, Vatanen has brought a claim against Sonera and certain of its subsidiaries in the Superior Court of California, County of Santa Clara, in the United States for rescission of the technology agreement, alleged misrepresentation and fraud in relation to entering into such agreement and certain other related claims seeking, among other things, rescission of such agreement, confirmation that Vatanen is the rightful owner of the intellectual property covered thereby and award of compensatory damages in an unspecified amount. The Superior Court of California has given a decision dated July 31, 2001 to stay the proceedings before the court pending the outcome of the litigation currently proceeding in Finland. The matter will be set for a case status review again on February 6, 2002. We are continuing to pursue the legal proceedings initiated by us in Finland and dispute both the jurisdiction of the Superior Court of California in the matter and the claims brought by Vatanen therein. We are currently not in a position to assess when the proceedings in Finland will be brought to their conclusion or what the final outcome of such proceedings will be.

    In April 2001, Murray L. Swanson, the former managing director and chief executive officer of Sonera Corporation U.S., our wholly-owned subsidiary, brought a complaint in the Circuit Court of Cook County, Illinois County Department, Law Division, against Sonera Corporation and Sonera Corporation U.S. alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between Sonera Corporation U.S. and Swanson on October 7, 1998. In the complaint, Swanson claims that Sonera Corporation and Sonera Corporation U.S. have failed to fulfill their obligations under the terms of the employment agreement with respect to allegedly agreed upon executive compensation and that Sonera Corporation and Sonera Corporation U.S. had made false representations in relation thereto. Swanson seeks, among other things, recovery of his alleged damages, which he states are in excess of $75 million, and punitive damages in an unspecified amount. We have denied any basis for liability on our part and intend to defend vigorously against his complaint. On November 8, 2001 the court postponed a ruling on our motion to dismiss on procedural grounds. The court has yet to set a date for a rehearing on the motion.

PROPERTY AND EQUIPMENT

    Our principal properties consist of telecommunications network infrastructure located throughout Finland, including fixed network switches, mobile switching centers, concentrators, base station control units and base station equipment, transmission equipment, cables, equipment for radio communication and related buildings. We own a majority of the land on which our concentrators and tower and antennae pole sites are located. We lease rooftop sites, and such leases may be terminated upon six months' notice. Our land leases are usually 30-year renewable leases. We transferred our base station operations, which include primarily the real estate and the leases for the base station sites and related constructions and equipment to our subsidiary Unibase Oy in 1999. We own the real estate on which our corporate executive offices are located and a number of other office buildings. Otherwise, we rent office space and space for our equipment and system sales operations, generally under five to ten-year leases.

    Our principal executive offices are located at Teollisuuskatu 15, Helsinki, Finland.

MATERIAL CONTRACTS

Contractual Arrangements relating to our investment in Group 3G

    In August 2000, Group 3G, a joint venture in which we hold a 42.8 percent interest, was awarded a 20 year UMTS license as the result of an auction process in Germany for a total purchase price of E8,471 million. Telefónica Móviles S.A., a subsidiary of Telefónica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Group 3G.

Articles of Association of Group 3G

    The articles of association of Group 3G create, among other things, rights and duties for the management of Group 3G. The articles of association list corporate actions that management may not undertake without an advisory board resolution. Among others, the restricted actions include the approval of budgets and business plans, strategic alliances, investments, divestments, borrowing, employment agreements, transfers of interest, pledges of assets, or changes in the articles of association, the name of Group 3G or the names of any of Group 3G's subsidiaries.

    The articles of association stipulate that the following matters require the supermajority approval of the shareholders: Group 3G's merger; any increase or decrease of the registered capital of Group 3G or the liquidation of Group 3G.

Group 3G Shareholders' Agreement

    In November 2001, we entered into a new shareholders' agreement with Telefónica Intercontinental. The Group 3G shareholders' agreement provides terms and conditions for, among other things:

  •
  the principles of corporate governance to be followed by the joint venture;

  •
  the effects of a change of control in either party;

  •
  the mechanism for funding Group 3G; and

  •
  the mechanism for preparing and adopting business plans and budgets.

    The Group 3G shareholders' agreement defines Group 3G's business as the holding of shares in licenses for both GSM/GPRS and UMTS networks and the exploitation of those licenses in Germany. The shareholders of Group 3G also explicitly agree to use their best efforts to launch GSM or GPRS services in the German market before January 1, 2002. The brand name for Group 3G will be "QUAM," which is to be licensed on an arm's length basis to Group 3G by Telefónica Intercontinental. The Group 3G shareholders' agreement states that one of the objectives of Group 3G is to undertake an initial public offering five years from the date of the award of the UMTS license in Germany, subject, among other things, to market conditions.

    Transfers of shares of Group 3G by either party are subject to the pre-emptive rights of the non-transferring party. In addition, from November 8, 2001 until August 17, 2002, the parties may not transfer their respective shares to a third party without the written approval of Group 3G's advisory board, which may not be unreasonably held or delayed.

    Under the terms of the agreement, Group 3G is to be managed on a day-to-day basis by one or more managing directors. Group 3G's advisory board is directed to appoint the managing director appointed by Telefónica Intercontinental by simply majority of all the members, in the case the company has only one managing director, or the chairman of the management board appointed by Telefónica International, in the case the company has more than one managing director.

    The advisory board is comprised of five members who are appointed according to a percentage ownership formula described in the agreement. Currently, Telefónica Intercontinental has the right to appoint three members of the advisory board and we have the right to appoint two directors. Advisory board and shareholder decisions are generally taken by a simple majority vote, except that capital increases, among other things, not required under the business plan must be approved by a supermajority of 75 percent. We may elect to participate in a capital increase.

    The Group 3G shareholders' agreement has specific conditions concerning a change of control in either Telefónica Intercontinental or Sonera 3G Holding or their respective parent companies. Upon a change of control affecting us that results in us being controlled by a competitor in Germany of Telefónica Intercontinental or Group 3G, a call right is triggered under which Telefónica Intercontinental may purchase our interest in Group 3G. In addition, the agreement provides that in the event we undergo a change of control that results in a regulatory determination that would require us to dispose of our interest in Group 3G, then Telefónica Intercontinental shall have the right to require us to sell our shares in Group 3G to it and we will have the right to require Telefónica Intercontinental to purchase, or to cause a third party to purchase, all of our shares in

Group 3G. The purchase price of such shares would be based on the fair market value of the company less any outstanding indebtedness of the company.

    While funding to the company shall be made in proportion to the parties' respective interests, no party shall be under an obligation to provide funding. If a shareholder declines to provide funding, the other shareholder may provide substitute funding. In the event a party provides substitute funding, the amount of any equity the funding party receives will be based on the fair market value of Group 3G's equity at the time of the funding.

    Group 3G's advisory board shall adopt the business plan, which should cover a three-year period. Should there be no budget adopted for a particular accounting period, the budget for that period will be the budget for the previous period, which may be revised upward within certain limits.

    The agreement also contains certain non-compete covenants, prohibiting either party from being directly or indirectly interested in carrying on any other UMTS business operating in Germany.

    All disputes arising in connection with the Group 3G shareholders' agreement are to be referred to an arbitrator under ICC Rules. The agreement is governed by German law.

Shareholders Support Deed

    Under the Shareholders Support Deed, we are released from the obligation to provide further funding to Group 3G in return for, among other things, (i) a grant of the right for Telefónica Móviles Intercontinental to convert its loans made under the Shareholder Support Deed into equity and (ii) the subordination of other amounts owed by Group 3G to loans Telefónica Móviles Intercontinental makes under the terms of the Shareholders Support Deed.

    The Shareholders Support Deed allows Telefónica Móviles Intercontinental to convert into equity any or all of the amounts outstanding under its loans entered into pursuant to the Shareholders Support Deed. The price per share will be determined at a value of Group 3G calculated by taking Group 3G's fair market value and subtracting the outstanding indebtedness of Group 3G. In addition, should we seek to exercise our put option under the Group 3G shareholders' agreement, the value of our put option would also be calculated based on Group 3G's fair market value minus Group 3G's outstanding indebtedness.

Contractual Arrangements relating to our investment in Ipse 2000

    We are one of the founding members of the Ipse 2000 S.p.A. joint venture, which was formed principally to bid on third generation licenses offered by the Government of Italy. In November 2000, Ipse 2000 was awarded one of five national licenses.

The Association Agreement

    Ipse 2000 is governed by an association agreement dated August 22, 2000 among Telefónica Intercontinental S.A.; Sonera Corporation Ltd.; ACEA Telefónica S.p.A.; Mixersei S.p.A.; Banca di Roma S.p.A; E.Planet S.p.A; GoldenEgg Ventures S.A.; and Xera (the "Association Agreement").

    The Association Agreement creates a corporation for the purpose of bidding in the auction of third generation telecommunications licenses in Italy. According to the terms of the Association Agreement, the parties are supposed to undertake their best efforts to enter into a shareholders' agreement to reflect the corporate governance of the operating company set up to develop the Italian UMTS business. The Association Agreement indicates that the parties shall commit to negotiate in good faith a full-form shareholders' agreement reflecting detailed terms and conditions for governing the relationship of the shareholders vis à vis each other.

    Under the terms of the Association Agreement, our shares will vote with Telefónica Intercontinental's shares as a block under the control of Telefónica Intercontinental ("Telefónica/Sonera").

    The Association Agreement grants Telefónica Intercontinental a call option for our shares in the designated shareholding company and a reciprocal put option so that we can sell our shares to Telefónica Intercontinental should we undergo a change of control and be required to exit Ipse 2000 at the request of the Italian authorities. According to the Association Agreement, we will agree upon the prices, terms, conditions and procedures for the exercise of the put and call option with Telefónica Intercontinental and those prices, terms, conditions and procedures will not be in violation of the third generation telecommunications license in Italy or any ownership conditions of the Tender Regulations.

    The Association Agreement provides that Ipse 2000's affairs are to be managed by a board of directors composed of a maximum of ten directors. It requires a simple majority of those board members present at the meeting to pass a resolution, provided that a majority of seven members must approve of a number of key decisions, including, among others: approval of a long-term business plan, annual budgets and strategic plans for the company, and any decision in relation to a proposed merger, dissolution or liquidation. In the event that there is a deadlock at either the level of the board of directors or the shareholders' meeting, the Association Agreement provides for a dispute resolution mechanism which requires referral to the highest representatives of the ultimate parent corporations of each relevant shareholder of Ipse 2000. If no solution is reached in relation to a "material" decision following the completion of this dispute resolution procedure, the party objecting to the position of Telefónica/Sonera shall "either (i) sell its percentage interest to Telefónica/Sonera, which shall be obliged to buy, or sell it to a third party; or (ii) reconsider the vote that caused the disagreement." In this event, the price per share shall be determined by an independent expert listed in a schedule to the Association Agreement (which includes seven banks and investment banks) jointly appointed by both Telefónica/Sonera and the parties causing the deadlock. In the event of a non-material decision, the parties may collectively agree to refer the dispute to arbitration.

    Each of the shareholders of Ipse 2000 is entitled to transfer its equity interest in Ipse 2000, subject to a right of first offer granted to the non-transferring shareholders of Ipse 2000. Under the right of first offer, the transferring party must offer the shares it desires to transfer at a price per share established by an independent expert listed in a schedule to the agreement chosen by the transferring shareholder. In the event that the transferring shareholder does not receive an offer from the other shareholders within ten days, the transferring shareholder shall have the right, for 90 days after the expiration of the ten day acceptance period given to the non-transferring shareholders, to transfer such shares to a third party at a price per share equal to or higher than the price indicated in the sale notice provided to the other shareholders. Moreover, in the event that Telefónica/Sonera decides to sell all or a substantial part of its percentage interest in Ipse 2000, then it shall have the obligation to sell such interest to another telecommunications operator to ensure that Ipse 2000 can continue to comply with the terms and conditions of the license. In addition, the Association Agreement provides that no party to the agreement shall permit any lien to exist on its shares of Ipse 2000, except with the consent of all of the other shareholders or except for purposes of guaranteeing any loans necessary to finance the payment of the license price.

    The parties to the Association Agreement state their intention to have the shares of Ipse 2000 listed on an appropriate stock exchange at the earliest possible date following the commercial launch of UMTS telecommunications services in Italy and, in any event, within two years after the date of launch of such services, depending upon market conditions and commercial viability.

    The Association Agreement automatically terminates upon the execution of the parties thereto of a shareholders' agreement. In addition, the Association Agreement may be terminated by unanimous consent of the parties thereto.

    The Association Agreement provides that any possible dispute relating to the interpretation, performance and termination of the agreement shall be settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with such rules.

Sonera's Counter Guarantee

    Under the Italian UMTS auction regulations, bidders were allowed to defer the payment of a portion of the purchase price of the UMTS license over ten years, payable in equal annual installments commencing in 2001. Under the Italian auction regulations, if the bidder elects to pay a portion of the license fee via the installment method, it shall provide a specific bank guarantee in the form provided in the auction regulations. Ipse 2000 made such an election and provided the Italian State with the requisite bank guarantees.

    On behalf of Ipse, a group of banks issued a guarantee (the "Ipse 2000 Bank Guarantee") in favor of the Italian Ministry of Treasury pursuant to the Italian UMTS auction regulations with respect to the unpaid portion of the UMTS license fee. In connection with the Ipse 2000 Bank Guarantee, we entered into a counter guarantee in December 2000, in favor of the banks providing the Ipse 2000 Bank Guarantee, pursuant to which we, among other things, unconditionally guaranteed, up to our 12.55 percent interest in Ipse 2000, the performance by Ipse 2000 of its obligations arising out of the Ipse 2000 Bank Guarantee. As the initial amount of the Ipse 2000 Bank Guarantee is reduced by installment payments on the Italian UMTS license, the amounts we have guaranteed pursuant to our counter guarantee will be reduced proportionally. We have also issued unconditional guarantees in respect of a portion of the amounts guaranteed on behalf of Ipse 2000 by certain smaller shareholders of Ipse 2000.

    As part of these arrangements, we, together with the other shareholders of Ipse 2000, have entered into a guarantee facility agreement with the banks obligated under the Ipse 2000 Bank Guarantee. Under the guarantee facility agreement, there are several circumstances that can trigger an event of default permitting the banks obligated under the Ipse 2000 Bank Guarantee to, among other things, cancel the commitments they have concerning Ipse 2000 or require Ipse 2000 to provide cash collateral for the Ipse 2000 Bank Guarantee. These circumstances include, among other things, events relating to the insolvency of Ipse 2000, the inability of Ipse to pay its debts, and certain other events which are deemed likely to have a material adverse effect on Ipse 2000, as well as certain events where the parties guaranteeing the obligations of Ipse, including us, undergo a change in circumstances which the guarantor banks reasonably believe might have a material adverse effect on Ipse 2000.

Contractual Arrangements relating to our investment in Xfera Móviles

    Xfera is governed by a shareholders' agreement dated January 12, 2000 (the "Xfera Shareholders' Agreement"), and ACS-Sonera is governed by a shareholders' agreement dated November 16, 2000 (the "ACS Shareholders' Agreement").

The Xfera Shareholders' Agreement

    The Xfera Shareholders' Agreement related to Xfera, dated January 12, 2000, was entered into by seven shareholders of Xfera, including Sonera, Xfera and certain guarantors that guarantee the economic and financial solvency of certain shareholders.

    A general shareholders' meeting of Xfera will be held at least once a year following a call by the board of directors at its own initiative or upon the request of any shareholder holding at least a four percent interest in Xfera. Certain resolutions that address "qualified matters," including matters such as capital increases other than as specified in the business plan, or the merger or dissolution of the company, must be adopted by the affirmative vote of shareholders representing at least 86 percent of the share capital of the company, whereas resolutions that address other "qualified matters," including matters such as the transfer of a material part of the company's assets, must be adopted by the affirmative vote of shareholders representing at least 70 percent of the share capital of the company. Resolutions not addressing "qualified matters" are adopted according to majority rules as provided under Spanish law.

    The board of directors shall consist of 15 members, of which we have the right to appoint two members until such time as our holding in Xfera falls below ten percent. Board resolutions on "qualified matters," which includes the approval and adoption of, or any material amendment to, the business plan or the annual budget, the approval of any capital expenditure which deviates by more than five percent from the annual budget, or any act or transaction involving over E10 million, must be adopted by an affirmative vote of more than ten directors. Board resolutions on matters that are not deemed "qualified matters" may be adopted by the absolute majority of attending directors, provided that the attending directors constitute at least the majority of the total directors. The founding shareholders of Xfera, which includes Sonera, ACS and Vivendi, shall nominate a chief executive officer, who must be approved by all of the members of the board of directors. In addition, the shareholders undertake to set up an executive committee composed of at least four members, including the chief executive officer and three directors, one appointed by each of the founding members. The executive committee's role shall be to closely monitor and support the operation of the business of the company and to direct the management of the company. Resolutions of the executive committee as to "qualified matters," which includes, among other things, the proposal of the annual budget and the business plan, or the proposal of any material amendment thereto, shall require the affirmative vote by each member of the executive committee appointed by the founding shareholders. If the founding shareholders are unable to agree upon a decision which requires their unanimous consent at the executive committee level, then such founding shareholders shall refer such dispute for resolution to relevant persons within their respective organizations who hold senior executive management responsibility for the affairs of Xfera. Should no agreement be reached among them within 30 days after one member has initiated this dispute resolution mechanism, the relevant matter may be decided by the board of directors by simple majority.

    The parties to this agreement undertake to finance and capitalize the company up to the amounts set forth in the initial business plan. Failure to provide the financing shall be considered a material breach.

    In the event that the board of directors of Xfera decides that the company requires additional financing beyond that described in the initial business plan, and such funds are not available on commercially reasonable terms, the parties may, by the affirmative vote of shareholders representing at least 86 percent of the share capital of the company, approve such additional financing. Each shareholder will then provide to Xfera its pro rata contribution of such additional financing in proportion to its equity interest in the company.

    Any shareholder that desires to transfer its shares in Xfera must after an initial lock-up period of 30 months immediately following the award of the UMTS license notify the board of directors in writing, which shall, in turn, notify the non-transferring shareholders. The non-transferring shareholders shall have pre-emptive rights with regard to such shares.

    The Xfera Shareholders' Agreement is to remain in force for the entire life of Xfera unless the parties to the agreement decide otherwise or until the shares of Xfera are floated.

    Upon the occurrence of a material breach of the Xfera Shareholders' Agreement by a shareholder of Xfera, the other shareholders shall take all necessary action to remove from the board of directors any director appointed by the breaching party. Moreover, the non-breaching shareholders shall be entitled to purchase all of the shares from the breaching shareholder at a price equal to the value of such shares, as determined by auditors so nominated, on the day of the exercise of the option to purchase, minus 20 percent of such amount as damages.

    The parties expressly agree that all disputes arising under the Xfera Shareholders' Agreement shall be settled according to the arbitration rules of the UNCITRAL.

ACS-Sonera Shareholders' Agreement

    The ACS-Sonera Shareholders' Agreement, dated November 16, 2000, defines the relationship between ourselves and ACS, the only two shareholders in ACS-Sonera. In the agreement, we confirmed our agreement to transfer our stake in Xfera to ACS-Sonera in return for a 41.6 percent stake in ACS-Sonera.

    Under the ACS-Sonera Shareholders' Agreement, ACS-Sonera shall have five directors, two of whom shall be appointed by us. All matters to be voted upon at a board of directors meeting shall be validly adopted by a majority vote consisting of no less than four directors. All matters to be voted upon at the general meetings of shareholders shall be adopted by a majority vote of 60 percent.

    Under the terms of the agreement and the by-laws of the company, each shareholder has a right of first refusal with respect to any ACS-Sonera shares the other shareholder desires to transfer.

    In addition, we have granted ACS a call option for our shares in ACS-Sonera should we undergo a change of control such that Spanish regulation would require us to sell our shares in Xfera or should we be purchased by Vivendi. The exercise price of the shares pursuant to the call is the fair market value, as determined pursuant to an independent expert in accordance with the procedures established in the Xfera Shareholders' Agreement. The agreement may not be assigned without the approval of the other parties.

Bank Guarantees and Counter Guarantees

    In connection with its application for the UMTS license awarded by the Kingdom of Spain by order of the Spanish Ministry of Development, Xfera undertook to fulfill a series of performance commitments, which are backed by 26 separate bank guarantees (together, the "Xfera Bank Guarantees") issued jointly by 20 banks and dated April 12, 2000, with each one independently backing one single commitment of Xfera, relating to the following:

  •
  date of commercial launch of the service,

  •
  service coverage,

  •
  network deployment,

  •
  network quality,

  •
  employment creation,

  •
  tariffs for voice services, and

  •
  investments for various projects, both related to the business plan and related to projects in the public interest.

    Each of the Xfera Bank Guarantees were provided on behalf of Xfera in favor of the Ministry of Development of the Kingdom of Spain. Merita Bank Plc ("Merita") and Den Danske Bank Aktieselskab ("Danske Bank") each executed the 26 separate Xfera Bank Guarantees at our request to provide for our proportionate obligation for each Xfera Bank Guarantee. The obligations of each shareholder of Xfera in respect of the Xfera Bank Guarantees are limited to the amount representing their relative ownership interest in Xfera and there is no joint and several obligation among the shareholders. Sonera's obligation is limited to approximately E450 million. None of the Xfera Bank Guarantees has a set maturity date. The fourth Xfera Bank Guarantee does have a date for Xfera's commercial launch, but that commercial launch is contingent upon the "sufficient and adequate development of the UMTS technology by the manufacturer" and the "availability in the market of terminal [sic] of enough quality and in enough quantity to launch a viable commercial service."

    Pursuant to a Counter Indemnity for the Xfera Bank Guarantees dated April 11, 2000, that we issued in favor of Merita, we indemnify Merita against all losses, liabilities, damages, costs and expenses which Merita incurs in connection with Merita's Xfera Bank Guarantees in an aggregate amount of E255 million, except if and to the extent such losses, liabilities, damages, costs and expenses result solely and directly from the gross negligence or willful misconduct of Merita.

    We also entered into a Counter Indemnity for the Xfera Bank Guarantees dated April 11, 2000, in favor of Danske Bank. Under that Counter Indemnity, we agree to reimburse and indemnify Danske Bank for any and all amounts which Danske Bank has paid or considers to be liable to pay under the Bank Guarantees which Danske Bank issued for the account of Xfera in an aggregate amount not to exceed E195 million.

Lock-Up Arrangements Relating to Our Shareholdings in Deutsche Telekom

    In the three month period from July to September 2001, we sold 33.4 million Deutsche Telekom shares, realizing total cash proceeds of approximately E750 million, which we have used to reduce our outstanding indebtedness. We plan to dispose of our remaining interest in Deutsche Telekom, 38.6 million shares, to pay down debt. Deutsche Telekom is the largest provider of telecommunications services in Europe. We acquired our interest in Deutsche Telekom as a result of a number of different transactions relating to our investment in the U.S. PCS operators, Aerial Communications, Inc., Powertel, Inc. and VoiceStream Wireless Corporation. These transactions, which culminated in the three-way merger of Deutsche Telekom, Powertel and VoiceStream, are summarized in " —International and Other Significant Investments — Deutsche Telekom."

    In connection with the merger of Deutsche Telekom, VoiceStream and Powertel, we, as a former significant shareholder of VoiceStream and Powertel, entered into two stockholders agreements, a Stockholders Agreement dated as of July 23, 2000, by and among certain former shareholders of VoiceStream and Deutsche Telekom, and a Stockholders Agreement, dated as of August 26, 2000, by and among certain former shareholders of Powertel and Deutsche Telekom, under which we agreed, among other things, not to transfer any Deutsche Telekom shares received with respect to our VoiceStream and Powertel shares tendered in connection with mergers except for the percentage of our holdings set forth below, subject to certain exceptions:

1.
For the three-month period following the merger: none.

2.
For the three-month period ending six months after the merger: 40 percent. This percentage is calculated based on the number of Deutsche Telekom shares we would have received in the merger, assuming (1) we held the number of shares at the time of the merger as we held at the time of the respective shareholders' meetings of VoiceStream and Powertel approving the merger with Deutsche Telekom (both of which occurred in March 2001) and (2) we had elected to receive a "mixed consideration" of Deutsche Telekom shares and cash in connection with our tender of VoiceStream shares as provided in the VoiceStream-Deutsche Telekom merger agreement. We sold 33.4 million shares of Deutsche Telekom between July and September 2001, in reliance on this provision, which we believe represented the maximum amount allowable under this provision.

3.
After six months after the merger: 100 percent. Our lock-up obligations under this agreement expire on December 1, 2001.

Contractual Arrangements relating to our investment in Pannon GSM

    Currently, we have a 23 percent shareholding in Pannon GSM, the second largest mobile telephone operator in Hungary. We hold our interest in Pannon GSM through our subsidiaries, Sonera Holding B.V. and Sonera Hungary.

Pannon GSM Share Purchase Agreement

    In October 2001, we entered into a share purchase agreement with Telenor Mobile Communications regarding the sale of all of our shares in Pannon GSM for E310 million. Under the share purchase agreement, Telenor's obligation to purchase our interests in Pannon GSM is conditional upon the sale by Royal KPN N.V. and TDC Mobile A/S, the other major shareholders of Pannon GSM, of their Pannon GSM shares to Telenor Mobile.

    The share purchase agreement requires that certain conditions are fulfilled before the share purchase by Telenor will be completed, including, among other things, regulatory approval from the Hungarian Competition Office and the Hungarian ministry responsible for telecommunications. Pursuant to the share purchase agreement, all conditions to the transaction must be satisfied or waived by the parties before June 30, 2002. We expect that the transaction will be completed in the first quarter of 2002.

Contractual Arrangements relating to our investment in Lattelekom

    We have a 44.1 percent indirect ownership in Lattelekom, currently the leading provider of fixed-line telecommunications services in Latvia. We hold our interest in Lattelekom through a holding company, Tilts Communications, the only significant asset of which is a 49 percent equity interest in Lattelekom. Our ownership in Tilts Communications is currently 90 percent and the remaining 10 percent is owned by International Finance Corporation (IFC).

Tilts Communications' shareholders agreement and IFC put agreement

    Pursuant to a put agreement and an amendment we entered into with IFC on March 7, 1995, and September 18, 1998, respectively, IFC may put its shares in Tilts Communications to us at an agreed price. On September 28, 2001, we received a notice from IFC that it intends to exercise its put option in full. We expect that the put will be exercised during the first quarter of 2002, and we expect that the acquisition price for IFC's Tilts Communications shares will be approximately $30 million. Upon exercise of the put, we will become the sole owner of Tilts Communication and, as a consequence, our indirect ownership in Lattelekom will be increased to 49 percent.

Material Indebtedness

Three-year Term Loan Facility

    On June 15, 2001, we entered into a three-year term loan facility arranged by Citibank, N.A., Deutsche Bank AG, Dresdner Bank AG, J.P. Morgan plc and Merita Bank PLC, in the aggregate amount of E1,330 million. We have used the entire amount of the loan facility to refinance a portion of our existing indebtedness, including indebtedness under the E3,250 million short-term loan facility we entered into on October 31, 2000 in connection with our investment in Group 3G, and which was subsequently fully repaid in October 2001.

    Loans drawn under the facility carry a rate of Euribor plus a margin together with certain costs, if any, required to compensate the arrangers for expenses relating to the U.K. Financial Services Authority and the European Central Bank. The margin ranges from 0.60 percent per annum to 1.50 percent per annum depending upon the published long-term credit ratings assigned to us by S&P and Moody's.

    The term loan facility contains a mandatory prepayment clause. In the event that our long-term credit ratings assigned to us by S&P or Moody's fall below BBB- or Baa3, respectively, or if neither S&P nor Moody's nor any other credit rating agency assigns a long-term credit rating to us, we are required to repay the loan with accrued interest and other amounts payable within 30 days after we have given the agent under the facility notice of the change in any long-term credit rating triggering the prepayment. In addition to this mandatory prepayment clause, the term loan facility does provide us the right to voluntarily prepay our loans under the facility.

    The term loan facility contains a negative pledge covenant which states that we may not create or maintain any security interest on any of our assets (subject to certain exceptions) unless (1) the aggregate book value of our assets subject to security interests does not exceed 20 percent of our total consolidated assets or (2) the aggregate amount of our indebtedness secured by security interests does not exceed 20 percent of our total consolidated assets. The loan facility also restricts us and our material subsidiaries from disposing of any of our assets unless such disposals are made (1) in the ordinary course of business, (2) with the consent of the majority banks (as defined in the loan facility) or (3) for fair market value and at arm's length, except that in certain circumstances the majority banks may require the repayment of the loan in the event of a disposal that would reasonably be expected to materially and adversely affect our ability to perform our obligations under the term loan facility. The term loan agreement also restricts the levels of indebtedness of our subsidiaries and contains other standard loan covenants.

Euro Medium Term Note (EMTN) Program

    In March 1999, we established a E1.0 billion Euro Medium Term Note Program under which we issued notes in the principal amount of E300 million, which mature in 2009 and carry interest at a rate of 4.625 percent. In February 2000, we increased the maximum amount drawable under the EMTN program to E2 billion and, in March 2000, we issued notes in the principal amount of E1 billion, which mature in 2005 and carry an interest rate of 5.625 percent. In February 2001, we issued floating rate notes under the EMTN program in the principal amount of E500 million with terms of 18 months. In May 2001, we issued one-year fixed rate notes under the program in the principal amount of E150 million and six-month zero coupon notes in the principal amount of E50 million. In August 2001, we issued 18-month fixed rate notes under the EMTN program in the principal amount of E200 million. In May 2001 we increased the maximum amount drawable under the facility to E3 billion, and in September 2001, our board of directors authorized an increase in the maximum amount drawable under the program to E4 billion.

Euro Commercial Paper (ECP) and domestic commercial paper (CP) Programs

    We also have ECP and domestic CP programs with an aggregate limit of E1 billion. Under our ECP program we have as of September 30, 2001, issued E74 million of commercial paper in various currencies with maturities between October 9, 2001 and January 15, 2002. The average interest rate for our ECP program is 14.4 percent. Under our domestic CP program we have as of September 30, 2001, issued E101 million of commercial paper with maturities between October 2, 2001 and March 7, 2002. The average interest rate for our domestic CP program is 4.78 percent.

RELATED PARTY TRANSACTIONS

    As a general matter, we deal at arms-length with our associated companies. However, certain services are provided to subsidiaries at cost price. Furthermore, subsidiaries have the right to utilize certain trademarks held by us without fees. We have entered into technical assistance agreements with most of our associated companies. Under the agreements, we supply those companies with technical assistance relating to planning, constructing, operating and maintaining their networks. In addition, we have entered into a significant loan agreement with Group 3G, our associated company in Germany that received a UMTS license in 2000.

    The table below summarizes the transactions between Sonera and our associated companies for the periods indicated:

	Year ended December 31,
	1999	2000
	(in E millions)
Long-term loans receivable	11	7
Current loans receivable	9	2,737
Trade accounts receivable	13	7
Prepaid expenses and accrued income	1	102
Other long-term liabilities	4	—
Advances received	1	—
Trade accounts payable	17	6
Accrued expenses and prepaid income	1	1
Other short-term liabilities	2	—
Fees charged from associated companies	28	24
Payments made for the services provided by associated companies	72	41

Arrangements with Group 3G

    In September 2000, we, together with one of our subsidiaries, entered into a loan agreement with Group 3G. The loan agreement confirms in writing the terms of an oral loan agreement we had made with Group 3G on August 28, 2000 for an aggregate of E2,719 million. According to the loan agreement, the proceeds of the loan were applied to the cost of the license fee for the UMTS license awarded to Group 3G by the Regulatory Authority for Telecommunications and Posts in Germany.

Arrangements with Xfera Móviles

    We have entered into services agreements with Xfera Móviles to provide a variety of services, including managerial and administrative services, financial, accounting and information management and planning services, personnel services, marketing services, and technical services in connection with our experience in building and managing UMTS networks. One such service contract specifically includes our contribution to the design and development of Xfera's radio network planning for Xfera's UMTS system. Under the terms of the service agreements, our personnel remain employees of Sonera, and we remain responsible for directing their activities.

Arrangements with Turkcell

    We have entered into a technical assistance agreement with Turkcell through our subsidiary Turkcell Holding. The technical assistance agreement between Turkcell and us has been renewed on July 20, 2001. Under the agreement, we supply technical assistance relating to the construction, operation and maintenance of Turkcell's network. We supply technical assistance relating to planning and construction services, site management, and the organization and supervision of the construction and installation work of Turkcell's equipment supplier. We also provide technical assistance on the planning, building up, facilitating, training and tutoring of Turkcell's business and technical departments.

    As of September 30, 2001, we had outstanding guarantees to various lenders with respect to E37.3 million in debt incurred by Turkcell and GSM Kazakhstan in connection with the purchase of network equipment and the draw-downs on bank facilities. In addition, as of September 30, 2001, Turkcell Holding, our 47.1 percent owned associated company which holds the majority of our interest in Turkcell, has pledged 39 percent of its Turkcell shares as security for Turkcell's loan financing.

Arrangements with Lattelekom

    Tilts Communications, our 90 percent owned subsidiary for which the only significant asset is a 49 percent equity interest in the Latvian telecommunications provider Lattelekom, provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which we receive fees. Tilts Communications has also agreed to improve Lattelekom's network and infrastructure, and we have provided performance guarantees to Lattelekom in respect of Tilts Communications' foregoing obligations.

Relationship with the Finnish State

    Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by us in the ordinary course of our business. These transactions are made on an arm's length basis and on commercial terms similar to those of our other customers and suppliers with the same size and location.

No Significant Loans to Management

    With certain limitations, the Finnish Companies Act permits members of our board of directors to borrow money from us, so long as such loan is secured and is within the limits of our distributable equity. However, none of our directors or executive officers and none of our ten percent shareholders owes any significant amount of debt to us.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    Sonera Corporation's corporate governance is the responsibility of the board of directors and the president and chief executive officer. On March 21, 2001, our annual general shareholders meeting resolved to abolish the supervisory board which previously had some corporate governance responsibilities. The board of directors is responsible for carrying out the duties specified for it under the Finnish Companies Act and Sonera's articles of association.

    The president and chief executive officer attends to Sonera Corporation's day-to-day administration in accordance with the instructions and regulations issued by the board of directors. In managing our corporate business, the president and chief executive officer is assisted by the executive officers. Sonera Corporation's administration is overseen by statutory independent auditors as well as our internal audit function.

Board of Directors

    The board of directors has general responsibility for our management in accordance with the Finnish Companies Act and the articles of association of Sonera Corporation. The board of directors is composed of the chairman, the vice chairman and between three and eight members, who may be no more than 65 years of age. Currently, the board of directors consists of a chairman, a vice chairman and five members. Members of the board of directors are elected by the annual general meeting of shareholders for terms of one year. In addition, Sonera and its employee groups agreed on April 5, 2001 that one employee representative will serve on the Board. The employee representative has the right to attend, speak, and with certain exceptions, to vote at the meetings of the board of directors. The employee representative also has an alternate, who has the right to be a participant in the meeting, but does not have voting rights (if the employee representative is also present at the meeting). Maire Laitinen, our general counsel, acts as secretary of the board of directors.

    The present members of the board of directors, their respective years of birth, their respective years of nomination, number of our shares owned by them as of October 1, 2001, and their positions are as follows:

Name	Year Born	Director Since	Shares Owned	Shares Pursuant to Stock Options	Position
Tapio Hintikka	1942	2001	—	—	Chairman
Jussi Länsio	1952	2000	—	—	Vice Chairman
Jorma Laakkonen	1943	2001	500	—	Member
Eva Liljeblom	1958	2001	440	—	Member
Roger Talermo	1955	2001	—	—	Member
Esa Tihilä	1964	2001	—	—	Member
Tom von Weymarn	1944	2001	—	—	Member
Tapio Vaahtokivi	1942	1998	841	1,400	Employee Representative
Kari Vilkman	1951	1998	869	1,400	Alternate Employee Representative

    Tapio Hintikka was elected as chairman of the board of directors at the annual general meeting held on March 21, 2001. Mr. Hintikka is the president and chief executive officer of Hackman Oyj Abp. He holds a Master of Science degree in Engineering.

    Jussi Länsiö has been on the board of directors since March 2000, and was elected as vice chairman of the board of directors at the annual general meeting held on March 21, 2001. Mr. Länsiö is the president and chief executive officer of Oyj Hartwall Abp. He holds a Bachelor of Science degree in Economics.

    Jorma Laakkonen was elected to the board of directors at the annual general meeting held on March 21, 2001. Until last year, Mr. Laakkonen was the executive vice president and head of large corporate business for MeritaNordbanken Plc. He holds a Master of Laws degree.

    Eva Liljeblom was elected to the board of directors at the annual general meeting held on March 21, 2001. Ms. Liljeblom is a professor of finance and the head of the department of finance at the Swedish School of Economic and Business Administration in Helsinki, Finland. She holds a Master of Science degree in Finance, a Licentiate of Economics and a Doctorate from the Swedish School of Economic and Business Administration in Helsinki, Finland.

    Roger Talermo was elected to the board of directors at the annual general meeting held on March 21, 2001. Mr. Talermo is the president and chief executive officer of the Amer Group Plc. He holds a Bachelor of Science degree with majors in Business Administration and Marketing and a Master of Science degree in International and Industrial Marketing.

    Esa Tihilä was elected to the board of directors at the annual general meeting held on March 21, 2001. He is the chief executive officer and president of Meridea Financial Software Oy. Previously, he worked as the Group Executive Director of ICL EMEA. He holds a degree in economics.

    Tom von Weymarn was elected to the board of directors at the annual general meeting held on March 21, 2001. Mr. von Weymarn is the president and chief executive officer of Oy Rettig Ab. He holds a Master of Science degree in Chemical Engineering.

    Tapio Vaahtokivi was re-elected to the board of directors by Sonera Corporation and our Company's employee groups on April 5, 2001. He has been an employee representative on the board of directors since 1998, and, prior to the demerger of PT Finland, was an employee representative on the board of directors of Telecom Finland. Mr. Vaahtokivi is the chairman of the Telecommunications Union, a labor union for telecommunications employees. He holds a Bachelor of Science degree in Engineering.

    Kari Vilkman was elected as an alternate for the employee representative's position to the board of directors by Sonera Corporation and our Company's employee groups on April 5, 2001. Mr. Vilkman has been an employee representative on the board of directors since 1998. Prior to the demerger of PT Finland, he was an employee representative on the board of directors of Telecom Finland. Mr. Vilkman holds a Technician's degree in Telecommunications.

    Audit Committee.  On May 18, 2000, Sonera's board of directors established an audit committee that currently consists of Tapio Hintikka, Jorma Laakkonen and Eva Liljeblom. The audit committee reviews our system of internal control, management and reporting of financial risks and manages both the internal and external audit process. The audit committee reports to the board of directors.

    Nomination Committee.  On November 9, 2001, the shareholders at an extraordinary general meeting approved an amendment to the articles of association which permits the board of directors to select between three and five members of the board of directors to serve on a nomination committee. The committee currently consists of Jussi Länsiö, Roger Talermo and Tom von Weymarn. The nomination committee makes proposals to the general meeting of shareholders regarding the election of members of the board of directors. In making its proposals, the nomination committee is required to take into account the views of our major shareholders.

Corporate Management Group

    Our management group consists of the president and chief executive officer and the executive officers of Sonera Corporation. Our management group assists our president and chief executive officer in the management and coordination of the implementation of our strategic and operational goals and deals with all matters that are to be brought up before or decided by our board of directors. The present members of the management group, their respective years of birth, years in which they first joined our Company (or any of our predecessor companies), number of our shares and shares issuable pursuant to stock options owned by them as of October 1, 2001 and their positions are as follows:

Name	Year Born	Year First Joined	Shares Owned	Shares Pursuant to Stock Options	Position
Harri Koponen	1962	2001	3,165	510,000	President and Chief Executive Officer
Aimo Eloholma	1949	1974	12,368	395,000	Chief Operating Officer and Deputy Chief Executive Officer
Kim Ignatius	1956	2000	—	325,000	Executive Vice President and Chief Financial Officer
Jari Jaakkola	1961	1997	5,225	340,001	Executive Vice President
Juha Varelius	1963	1993	2,638	405,000 in Sonera Corporation; and 218,826 in Sonera Zed Ltd.	Executive Vice President
Jaakko Nevanlinna	1956	1991	628	175,001	Senior Vice President
Aimo Olkkonen	1946	1969/1988	—	135,000	Senior Vice President
Niklas Sonkin	1967	1988	—	190,001	Senior Vice President
Anni Vepsäläinen	1963	1987	—	285,001	Senior Vice President

    Harri Koponen was appointed by our board of directors to be our president and chief executive officer as of October 1, 2001. Prior to joining Sonera, he was the executive vice president and general manager of Ericsson's consumer products division since 1998 and had been responsible for Ericsson's sales and marketing in North America. He has worked for Ericsson in various positions since 1994 and has been responsible for customer relations with Sonera (then Telecom

Finland) and for the sales of Ericsson's Network Products unit at Oy LM Ericsson, among other duties. He holds an executive Master of Business Administration degree.

    Aimo Eloholma is our chief operating officer and deputy chief executive officer. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation within Sonera including data communications, business development and sales and marketing. He holds a Master of Science degree in Engineering.

    Kim Ignatius is an executive vice president and our chief financial officer since April 1, 2000. Prior to joining Sonera, Mr. Ignatius was the chief financial officer and a member of the executive board of Tamro Corporation, a Nordic pharmaceutical distributor and healthcare group. He holds a Bachelor of Science degree in Economics.

    Jari Jaakkola is the executive vice president of corporate communications and investor relations. Prior to joining Sonera in 1997, Mr. Jaakkola was the vice president of corporate communications and investor relations at M-real Corporation (formerly, Metsä-Serla Corporation). He holds a Bachelor of Arts degree in Journalism.

    Juha Varelius has been the executive vice president responsible for Sonera Services since April 1, 2000. Mr. Varelius joined Sonera in 1993. He holds a Master of Science degree in Economics.

    Jaakko Nevanlinna was appointed Managing Director of Sonera Telecom as of October 4, 2001 and has been managing director of Sonera Carrier Networks since January 1, 2001 and, before assuming that position, was the president of Sonera Systems Ltd. since January 1, 1995. Mr. Nevanlinna joined Sonera in 1991. He holds a Master of Science degree.

    Aimo Olkkonen has been the chief executive officer of Sonera Holding B.V. since January 22, 2001 and, before that position, was the senior vice president of Sonera Wireless Ventures. Mr. Olkkonen first joined Sonera in 1969, spent the years between 1978-1988 as a consultant and project coordinator of the International Telecommunications Union and returned to Sonera in 1988. He holds a Master of Science degree in Engineering and has taken an Advanced Management Program at Harvard Business School.

    Niklas Sonkin has been the chief strategy officer for Sonera since April 25, 2001, and before assuming that position was the senior vice president of Corporate Strategy since September 1, 2000. Mr. Sonkin joined Sonera in 1988. He holds a Master of Science degree in Engineering.

    Anni Vepsäläinen has been the senior vice president of Mobile Operations since January 2000 and, before assuming that position, represented Sonera as the vice president of Product Development and Business Process Improvement at Aerial Communications since December 1998. Ms. Vepsäläinen joined Sonera in 1987. She holds a Master of Science degree in Industrial Economics and Management.

    The business address of each member of the board of directors, the president and chief executive officer of Sonera Corporation and each other member of our management group is c/o Sonera Corporation, Teollisuuskatu 15, FIN-00510 Helsinki.

Management Employment Agreements

    Members of our management group and other executive officers have entered into employment agreements with Sonera, which, among other things, provide standard employment terms, including compensation and termination provisions. Pursuant to such agreements, executive officers receive a base salary and are eligible for a performance related bonus on an annual basis. In addition, all executive officers receive certain fringe benefits. Pursuant to these employment agreements, employment can typically be terminated upon six months' notice after which each executive remains subject to a confidentiality requirement and non-competition clauses. Retirement age for the members of the management team is between 60 and 65.

Compensation of Directors and Officers

    The aggregate compensation of members of the supervisory board, the board of directors, the president and chief executive officer, and the executive vice presidents for the year ended December 31, 2000, was approximately E4.7 million. Part of the aggregate compensation to the president and the executive vice presidents was paid in the form of annual bonuses which were paid pursuant to our executive incentive program. The executive incentive program is based on our performance and provides executive officers and certain key employees with annual incentive payments based upon our financial results for the most recent financial year in comparison to past performance and budgeted performance targets. Members of the board of directors (apart from employee representatives, who receive no monthly fee) are paid a monthly fee and a fee for attending meetings of the board of directors. Members of the supervisory board were also paid a monthly fee and a fee for attending meetings of the supervisory board before the supervisory board was abolished on March 21, 2001. At the annual meeting of shareholders held March 22, 2000, our shareholders resolved that effective June 16, 2000, the chairmanship of the board of directors would be a full-time position and the chairman would be an executive officer of Sonera. In connection with this change, the chairman of the board of directors was paid a monthly fee of FIM 250,000 and was entitled to participate in the incentive schemes available to our management and employees as applicable. At the annual meeting of shareholders on March 21, 2001, our shareholders resolved to make the chairmanship of the board of directors a part-time position again and to pay to the chairman a monthly fee of FIM 30,000. It was also resolved at the 2001 annual meeting of shareholders that the monthly fees of the vice chairman would be FIM 20,000 per month, and that the monthly fees of the other members of the board of directors (apart from employee representatives, who receive a monthly fee of FIM 10,000 per month), would be FIM 18,000 per month. In addition to the monthly fees, the chairman, vice chairman and the other members of the board of directors receive a fee per meeting of the board of directors of FIM 1,000.

Employee Option Rights

    We have currently two bond loans with warrants in place pursuant to the terms and conditions of these bond loans with warrants issued in April 1999 and March 2000, the warrant holders must be treated in an equal manner with our shareholders in the event of an increase in our share capital. The warrants do not carry a right to participate in the rights offering, but, rather, as a result of the issuance of new shares in the rights offering, our board of directors resolved on November 9, 2001 to amend the exercise price of shares that can be subscribed for pursuant to the exercise of the warrants. In the following description of our bond loans with warrants, the exercise prices mentioned are the new prices that resulted from the decision of our board of directors on November 9, 2001.

    The annual general meeting of shareholders held on April 23, 1999 approved an incentive program for our entire personnel in the form of a bond loan with warrants. The subscription period for the bond loan with warrants ended on May 21, 1999, and 5,326 employees, constituting approximately 60 percent of our personnel, subscribed to the loan. Our wholly-owned subsidiary Telibra Oy subscribed for the remaining part of the issued loan, which may be offered to current and new employees in the future. The loan portion carried no interest and matured on June 1, 2001. The employee incentive program is intended to ensure the commitment of our employees and to enable us to continue to attract highly qualified personnel and to support the development of our business, with a continued focus on shareholder value.

    There are two classes of warrants attached to the bond loan. Class A warrants are exercisable during the period from June 1, 2001 through June 30, 2005 at a price of E12.21 minus dividends distributed after May 1999 but prior to the subscription of shares, and Class B warrants are exercisable during the period from June 1, 2003 through June 30, 2005 at a price of E22.52 minus dividends distributed after October 1999 but prior to the subscription of shares. The warrants entitle the holders to subscribe to a maximum of 15,000,000 shares in the aggregate, which represent approximately two percent of the total share capital of Sonera Corporation. The warrants may not be exercised, however, unless certain objective financial criteria are met. Our employees currently hold 12,159,094 warrants under the 1999 equity incentive plan. In addition, the employees sold a total of 161,600 warrants to third parties through the Helsinki Exchanges.

    Trading of the Class A warrants began on the Main List of the Helsinki Exchanges on June 1, 2001.

    The annual general meeting of shareholders held on March 22, 2000, approved a similar incentive program for 2000 for our entire personnel in the form of a bond loan with warrants. The subscription period for the bond loan with warrants closed on June 30, 2000, and 6,729 employees, constituting approximately 69 percent of our personnel, subscribed to the loan. Telibra Oy subscribed for the remaining part of the issued loan, which may be offered to current and new employees in the future. The loan portion carries no interest and matures on June 1, 2002. The warrants attached to the loan entitle the holders to subscribe for a maximum of 20 million shares in the aggregate.

    There are three classes of warrants attached to the bond loan. The share subscription period associated with Class A, Class B and Class C warrants will begin on November 2, 2002, May 2, 2003 and May 2, 2004, respectively. The share subscription period will end on May 31, 2008 for all three classes of warrants subscribed for in connection with the original issue. The exercise price in connection with the original issue of the warrants to participating employees and for warrants transferred by Telibra Oy to Sonera personnel on or before December 31, 2000 is E58.90 per share, the average price of a Sonera Corporation share during the period beginning February 1, 2000 and ending April 28, 2000. For warrants transferred by Telibra Oy after December 31, 2000, the share subscription price will be the average price of a Sonera Corporation share during the months of November and December preceding the transfer if the transfer occurs between January 1 and June 30 and the average price of a Sonera Corporation share during the months of May and June preceding the transfer if the transfer occurs between July 1 and December 31. The share subscription price for warrants transferred between January 1, 2001 and June 30, 2001 is E18.34 and the share subscription price for warrants transferred between July 1, 2001 and December 31, 2001 is E8.32. The share subscription period will end on May 31, 2010, at the latest. The warrants may not be exercised, however, unless certain objective financial criteria are met. Together with management, our employees currently hold 18,783,092 warrants under the 2000 incentive plan.

    At the annual general meeting of shareholders held on March 21, 2001, our shareholders did not approve a proposal of the board of directors for an incentive program similar to that offered in 2000.

    In November 2000, our subsidiaries Sonera Zed Ltd., Sonera SmartTrust Ltd. and Sonera Plaza Ltd. decided, with the approval of our board of directors, to establish their own stock option programs. Each of these subsidiaries adopted two separate stock option plans: one plan for the management and key employees and another plan for the rest of the employees. There are three classes of stock options under each plan. Under the terms of each stock option program, the stock option program cannot dilute our holding in the subsidiary by more than 15 percent. To date, stock options have been allocated only under the stock option plans for the management and key employees. No stock options have been allocated under any of the stock option plans for the other employees.

    Concerning the first program for management and key employees, stock options may be exercised in three stages: after one, two or three years following the commencement of public trading in the subsidiary's shares. The exercise periods commence, however, at the latest, in December 2003 for A stock options, December 2004 for B stock options and December 2005 for C stock options. If the initial public offering does not take place by December 31, 2002, the stock options A1, B1 and C1 will be redeemed by the subsidiary. However, the stock options will not be redeemed if an independent external party determines that the general market conditions or the status at the subsidiary did not provide for an initial public offering by that date. As regards stock options under the program for the remaining employees, the share subscription period will commence at each subsidiary one, two or three years after the commencement of public trading in the subsidiary's shares and will end for Sonera Zed's stock options by December 31, 2010, at the latest, and for Sonera SmartTrust's and Sonera Plaza's stock options by January 31, 2011 at the latest. The exercise period begins, however, at the latest in December 2003 for A stock options, in December 2004 for B stock options, and in December 2005 for C stock options. Of the stock options offered for the management and the key employees, approximately 50 percent may be subscribed for at a predetermined price. The determination of the exercise price is based on an estimate by an independent external party of the subsidiaries' fair values at the time of introducing the stock option scheme. The remaining 50 percent of the management's and key employees' stock options, and the entire program for stock options intended for the remainder of the personnel, will entitle their holders to subscribe for the subsidiary's shares at a price equal to the sale price to retail investors in each subsidiary's planned initial public offering and/or sale of shares or, in case the initial public offering and/or sale of shares does not contain any offering to retail investors, the share price for institutional investors.

    In June 2001, in response to adverse market conditions facing the telecommunications and related industries, we decided to establish a new 2001 employee stock option program for Sonera SmartTrust. Based on the sharp downward revision in our estimate of the market value of Sonera SmartTrust (i.e., in July 2001, we estimated that the market value of Sonera SmartTrust was approximately E250 million, an approximate 80 percent decrease from its estimated market value at the time the Sonera SmartTrust stock option programs covering the whole personnel of Sonera SmartTrust were established in November 2000), we set the share subscription price for the 2001 stock options at E0.933 (or the nominal book value of the shares, whichever is higher), significantly below the share subscription price of E6.27 set under the Sonera SmartTrust 2000 stock option programs. Under the terms of the new program, the combined Sonera SmartTrust 2000 and 2001 stock option programs cannot dilute our holding in Sonera SmartTrust by more than 15 percent. At the same time, as a reflection of the change in our service businesses strategy and our plan to retain full ownership of Sonera Plaza, we decided to terminate Sonera Plaza's separate stock option plans. Sonera Plaza's employees will, instead, be given the opportunity to participate in Sonera's 1999 and 2000 incentive programs. We did not revise the terms of the Sonera Zed employee stock option plans.

    Members of the board of directors and management group hold approximately 0.004 percent of our shares.

Employees

    Between 1991 and 1994, we carried out a major reorganization of our workforce, which resulted in a 32 percent reduction in the average number of employees, from 10,174 in 1991 to 6,930 in 1994. The reorganization was driven by a number of factors, including the opening of the Finnish telecommunications market to competition, the digitalization of the network, which lessened the need for construction and maintenance staff to service the network, and a severe economic recession in Finland from 1991 to 1993. Since 1994, the average number of persons we employ has risen gradually, reaching 10,305 for the year ended December 31, 2000.

    As of September 30, 2001, we had approximately 10,900 employees, down from approximately 11,300 at January 1, 2001. The decrease in employment over the course of 2001 is due primarily to our new strategy to increase our financial strength. To do so, we seek to reduce our operating expenditures through increased cost control measures and targeted staff reductions. We also plan to continue to downsize some of our units through reduced hiring, early retirement, selective dismissals and layoffs. Following negotiations with employee representatives that concluded in October 2001 and covered most of our operations, we gave termination notices to approximately 500 of our employees. We expect to reduce our workforce by an additional 500 employees during the first quarter of 2002 through the non-renewal of fixed-term contracts, early retirement and normal attrition. In addition, on October 29, 2001, Sonera SmartTrust and Sonera Zed began negotiations with employees with the aim of reducing personnel by approximately 150 and 130, respectively.

    The average number of employees by segment during the periods indicated was as follows:

	As of the year ended			As of September 30, 2001
	1998	1999	2000
Average Number of Personnel by Segment (1)
Mobile Communications Finland	1,114	1,280	1,626	1,895
Service Businesses	555	1,346	2,810	3,328
Sonera Telecom and Other Operations	6,940	6,644	5,869	5,647

Total	8,609	9,270	10,305	10,870

(1)
The average number of employees for a given year is calculated by averaging the number of employees at the end of each month of such year. When calculating the average number of employees during a given period, the number of part-time employees is converted into an equivalent number of full-time employees.

    As of December 31, 2000, approximately 58 percent of our employees were members of unions, with our field engineers belonging primarily to the Finnish Metal Workers' Union and the majority of our other unionized workers belonging to the Finnish Telecommunications Union. Our unionized employees are covered by one collective bargaining agreement which is valid until January 31, 2003.

    Each of our active and retired employees is entitled to statutory pension benefits. The statutory pension scheme in Finland for employees in the private sector is provided pursuant to the Finnish Employees' Pension Act (395/1961), as amended (TEL), a defined benefit pension arrangement with retirement, disability, unemployment and death benefits. In addition, we have complemented the pension coverage of our employees through a voluntary supplemental pension.

    Our statutory pension obligations as well as certain supplemental pension obligations for our employees and the employees of our principal subsidiaries in Finland have been funded through the PT Pension Fund since January 1, 1994. PT Pension Fund was originally established to fund the pension obligations of PT Finland. Until the March 26, 2001 resolution of our board of directors to approve an agreement on the demerging of the PT Pension Fund interests is put into effect as described below, PT Pension Fund continues to fund our pension obligations as well as those of the Finland Post Group Ltd. We make monthly contributions to PT Pension Fund, which in 2000 amounted to 13.2 percent of the total wages and salaries paid to our employees prior to social costs. Pension obligations accrued with respect to our employees before the separation of our current operations from the Finnish State budget in 1994 are covered by the Finnish State. We are responsible for ensuring that our pension obligations are fully funded at all times. Currently, our additional benefit obligations are fully funded. The PT Pension Fund is now closed to new beneficiaries with respect to additional benefits. Our statutory benefit obligations are also fully funded except for certain amounts to be paid in the future under the Act for the Temporary Reduction in Insurance Premiums (1536/1993). The statutory benefits of certain of our minor Finnish subsidiaries are funded through pension insurance. In addition, our pension obligations for subsidiaries located outside of Finland are covered according to local regulation and practice, generally through the payments to pension insurance companies. Contributions to our various pension schemes are based on periodic actuarial calculations and are charged to income when incurred. See Notes 1 and 21(b) to our consolidated financial statements.

    On March 26, 2001, the board of directors of Sonera resolved to agree on the demerger of the PT Pension Fund to create two legal entities, the Sonera Pension Fund and the Finnish Post Pension Fund. The demerger plan has been approved and the process will take place some time during 2001 so that the first operative year of the Sonera Pension Fund will be 2002. The assets of PT Pension Fund will be separated with both Sonera and Finland Post receiving a proportionate share of plan assets in relation to their respective shares of the total liabilities of the PT Pension Fund. We estimate that the separation will not significantly change our pension obligations and the funding status of those obligations.

OWNERSHIP STRUCTURE AND RELATIONSHIP WITH THE FINNISH STATE

Major Shareholders

    The following table lists, as of October 30, 2001, the total number of our shares owned by (1) the top ten largest holders of our shares, and (2) members of our board of directors and managers, as a group:

Shareholder	Number of shares	Holding, %
Finnish State	392,586,825	52.8
The Local Government Pensions Institution	6,585,000	0.9
Ilmarinen Mutual Pension Insurance Company	5,425,850	0.7
Varma-Sampo Mutual Pension Insurance Company	4,438,350	0.6
LEL Employment Pension Fund	3,778,950	0.5
State's Pension Institution	2,296,550	0.3
Mutual Insurance Company Eläke-Fennia	1,783,450	0.2
Suomi Mutual Life Assurance Company	1,670,000	0.2
Suomi Insurance Company Ltd	1,450,000	0.2
Pohjola Non-Life Insurance Company Ltd	1,280,000	0.2
Members of the board of directors and managers (as a group)(1)	26,674	—	*

*
Less than 0.1 percent.

(1)
Members of Sonera's board of directors and managers also hold warrants exercisable for 2,762,804 shares, which represents approximately 0.4 percent of the total number of shares of Sonera Corporation, and 218,826 shares of Sonera Zed Ltd.

Management Interests

    As of October 1, 2001, members of the board of directors and the members of the management group held an aggregate of 26,674 shares of Sonera Corporation, which represents less than one percent of the outstanding shares of Sonera Corporation. In addition, the warrants held by the members and the management group as of October 1, 2001, will, upon their exercise, entitle them to subscribe for to an aggregate of 2,762,804 additional shares of Sonera Corporation, which would represent less than one percent of the then outstanding shares of Sonera Corporation, including the shares to be subscribed for through exercise of the said warrants.

Relationship with the Finnish State

    The Finnish State currently owns 52.8 percent of our outstanding share capital. From September 28 to October 12, 1999, the Finnish State arranged an offering in which it offered 127 million Sonera shares to domestic and international investors as well as retail investors. As a result, the Finnish State's holding in Sonera fell from 77.8 percent to 60.2 percent. In addition, the managers in the offering announced on October 20, 1999, that they would exercise the entire over-allotment option of 16.95 million shares, after which the Finnish State's holding in Sonera fell to 57.9 percent. The bonus shares in the offering arranged by the Finnish State in 1998 were entered in the book-entry accounts of those entitled to them on November 17, 1999, after which the State's holding fell to 57.6 percent. In March 2000, the Finnish State sold an additional 22 million shares at the price of E92 per share to institutional investors on a private placement basis. As a result of the offering, the State's holding fell from 57.6 percent to 54.5 percent. Following our directed issues in April and June of 2000, the State's holding fell from 54.5 percent to 52.9 percent. On the basis of the 1999 offering, the Finnish State gave approximately 1 million bonus shares on October 19, 2000 to those entitled to such shares, which diminished the State's shareholding in Sonera to 52.8 percent. See "Business — History — Follow-on Offerings of Our Shares." In December 1999, the Finnish Parliament authorized the Finnish State to lower its holding further to a floor of 34 percent and on June 21, 2000 the Finnish Parliament authorized a reduction of the Finnish State's shareholding to zero.

    It has been the practice of the Finnish State not to intervene in our day-to-day management, and we have conducted and conduct our day-to-day operations in a manner similar to that of other Finnish corporations. Management believes that the Finnish State will continue to observe such a practice of non-intervention.

    As the owner of a majority of the outstanding share capital of Sonera Corporation, the Finnish State has the power to decide such matters submitted for a vote of shareholders that may be taken by a simple majority, including matters such as the approval of the annual financial statements, declarations of annual dividends, capital increases (unless shares are to be issued in contravention of shareholders' preferential subscription rights, in which case a qualified majority is required) and the election and removal of the members of the board of directors of Sonera. See "Management—Board of Directors."

    Under the Finnish Act on Audits of State-Controlled Companies (968/1947), the Finnish State Audit Office has the right to conduct audits of companies that are state-controlled, as defined in that Act. In connection with an audit, companies are required to disclose such documents as the Audit Office may demand.

Guidelines on the Finnish State's Shareholding Policy

    On September 16, 1999, the Finnish Council of State approved a policy decision (the "guidelines") on the principles and goals for the Finnish State's policies as a shareholder in companies in which the Finnish State has a significant ownership interest (each, a "state-controlled company"). The guidelines, which replaced similar guidelines adopted on June 23, 1994, provide general principles that each of the ministries responsible for the supervision of state-controlled companies is to observe in connection with the exercise of the Finnish State's shareholder rights and in connection with the Finnish State's internal decision-making in relation to the administration of its ownership interests in such companies. The guidelines relate to companies in which the Finnish State is a majority shareholder as well as, within the limits permitted by the particular company's ownership structure, companies in which the Finnish State maintains a significant minority shareholding. The guidelines are not binding upon the state-controlled companies or their governing bodies but rather serve as guidelines for each of the ministries responsible for the supervision of such companies.

    The guidelines provide that state-controlled companies are required to be operated profitably in accordance with sound business principles and with good capital adequacy. In addition, state-controlled companies should be able to operate on the same basis as other comparable companies and should operate in accordance with the Finnish Companies Act (734/1978), as amended, and other applicable laws and regulations.

    As regards dividend distributions, the guidelines provide that dividends to be paid by state-controlled companies shall be determined separately for each company with a goal of supporting the positive value development and that dividend distributions should be at a level comparable to general dividend payment levels in the particular company's industry sector and should be internationally competitive with a view to the company's valuation. Dividend policies for each company shall be determined primarily on the basis of the particular company's profitability with a goal of securing a relatively stable annual dividend flow. Dividend policies should also take into account any specific considerations related to the particular company's capital adequacy as well as its market conditions and competitive situation.

    Pursuant to the guidelines, decisions relating to expansion of a particular company's operations within its existing field of business, through acquisitions or the establishment of subsidiaries, shall be made by the appropriate governing bodies of such company. The guidelines, however, require that decisions involving expansion beyond a company's existing field of business as well as other strategic decisions be consented to by the principal shareholder of the company. Under the Finnish Companies Act, an amendment to a Finnish corporation's field of business specified in its articles of association requires approval by a shareholders' meeting. Under the guidelines, if such company has a special position in Finland due to government action or other circumstances, changes in the company's field of business and any acquisitions by the company are to be monitored by the appropriate ministry.

    Under the guidelines, expansion of the state-controlled companies' operations outside of Finland is considered appropriate particularly if such expansion is necessary in order to secure a sufficiently large market area, receipt of technology, procurement of raw materials or other similar reasons. Foreign investments that are of particular importance with respect to the operations of a particular state-controlled company or the Finnish economy are to be approved by the principal shareholder of the company prior to a final decision by the company with respect thereto.

    The guidelines set a goal for state-controlled companies to be exemplary employers that act in accordance with the prevailing contracts with labor unions and continuously and actively develop their personnel policies. Each state-controlled company is required to give reasonable advance notice to the relevant ministry of any temporary or permanent termination of a substantial number of employees.

    The guidelines provide that the operations of each state-controlled company shall be the responsibility of the management and governing bodies of such company in accordance with the Finnish Companies Act. The principal governing party of each state-controlled company shall be the board of directors of such company, which typically should include outside experts and a representative of the appropriate ministry. On May 31, 2000, the Government of Finland amended the guidelines with respect to use of supervisory boards in state-controlled companies. Pursuant to the amendment, if the Finnish State's sole or principal interest in the company in question is that of an investor, a supervisory board is not deemed the appropriate corporate body to exercise the Finnish State's shareholder rights and, accordingly, supervisory boards in such companies should be discontinued. Only in situations where the Finnish State has a considerable special interest (e.g., society as a whole) in such company in addition to a strong investor interest is a supervisory board deemed an appropriate body. In these situations, the tasks of the supervisory board should be limited to the minimum requirements of the Finnish Companies Act. If such company currently has a supervisory board with broader powers, the company's articles of association should be amended so that the powers of the supervisory board do not exceed the minimum level specified in the Finnish Companies Act. Finally, if the Finnish State has a strong special interest in a company and no material investor interest, it is deemed appropriate that the company in question have a supervisory board with additional powers in addition to the minimum level specified in the Finnish Companies Act. In the event that a particular ministry, as the Finnish State's principal representative, exceptionally wishes to effect a business decision having an impact on a state-controlled company that is contrary to the position of the management of such company, the relevant decision shall be taken at such company's shareholders' meeting. Under the guidelines, the development of the management of state-controlled companies shall be carried out so as to secure an effective management and supervision by the owner as regards the shareholding of the Finnish State as well as possible special interests of the Finnish public.

    In relation to incentive programs to be adopted by state-controlled companies, the guidelines provide that decisions concerning incentive programs shall be taken separately for each company with a goal of securing the competitiveness of such company in recruiting management personnel. For publicly-listed companies, the goal is to encourage management ownership of shares in the company. At the time of the implementation of an incentive program for a particular company's management, incentive programs for other personnel of such company should also be simultaneously developed and adopted.

    The guidelines also include general principles for any future broadening of the ownership base in a state-controlled company and other transactions affecting the Finnish State's ownership, including that decisions shall be taken separately for each company, that the goal for each company shall be a stable ownership base, that representatives of the Finnish State should be appointed to the governing bodies of each company in proportion to the Finnish State's ownership interest, and that, as regards foreign ownership, the rules applicable to state-controlled companies shall be the same as for other Finnish companies, unless specific reasons exist for limiting foreign ownership.

    In connection with its approval of the Finnish State's participation in the rights offering, the Finnish Government has approved two statements according to which the Finnish Government expects the Ministry of Transport and Communications to place greater emphasis on members of our board of directors having the requisite branch experience in telecommunications and financing and that the Council of State will, during the next parliamentary year, draft a new corporate governance policy for listed state-owned companies.

DESCRIPTION OF SHARES AND SHARE CAPITAL

General

    Under the articles of association of Sonera Corporation, our authorized share capital may not be less than E309,600,000 nor more than E1,238,400,000. Within those limits, the share capital may be increased or decreased without amendment to the articles of association. The number of shares in our Company may not be less than 720,000,000 nor more than 2,880,000,000. As of October 1, 2001 the issued share capital of the Company was E319,719,828.98 consisting of 743,534,486 fully-paid shares. The shares do not have par value but carry a counter book value of E0.43 each. Each share entitles its holder to one vote at the meeting of the shareholders. As of October 1, 2001, the number of shares outstanding was 742,984,486.

    The issue, offer and sale of the rights pursuant to the rights offering was approved by an extraordinary general meeting of shareholders held on November 9, 2001. The subscription price of E2.70 for the new shares and the number of new shares to be issued were determined by our board of directors on November 9, 2001. Assuming the subscription of all new shares available in the rights offering, our issued share capital will be increased by E159,859,914.49 to a total of E479,579,743.47, consisting of 1,115,301,729 fully-paid shares. Copies of the resolutions of the extraordinary general meeting of shareholders on the issue, offer and sale of the rights may be inspected at the principal executive office of Sonera at Teollisuuskatu 15; FIN-00510 Helsinki; Finland, during normal business hours on any weekday (public holidays excepted) until the completion of the rights offering.

History of Share Capital

    We originated as part of a state organization, the Telegraph Office of Finland, which was created shortly after the founding of the independent state of Finland in 1917 and was responsible for state telegraph operations. The Telegraph Office initially operated a fixed long distance network and a number of local fixed networks and was merged with another state organization, Post of Finland, in 1927 to form Post and Telegraph Office of Finland, subsequently renamed Post and Telecommunications of Finland. As an administrative entity, Post and Telegraph Office of Finland had a dual role as a telecommunications operator and as a regulator of the telecommunications market. In 1935, Post and Telegraph Office of Finland became the only Finnish long distance and international call operator. The monopoly in long distance and international telephone services continued until 1992, at which time the Finnish Council of State began granting licenses to competing telephone operators. Practically all forms of national telecommunications services in Finland were opened to competition in 1994 when the market for the provision of domestic long distance and international telecommunications services was fully liberalized.

    As a first step towards making the structure of Post and Telecommunications of Finland more market-orientated, its supervisory functions were transferred to the Telecommunications Administrative Centre (Telehallintokeskus) established under the jurisdiction of the Ministry of Transport and Communications in 1987. On January 1, 1990, Posts and Telecommunications of Finland became an unincorporated state-owned enterprise and its operations were separated from the state budget. On January 1, 1994, Posts and Telecommunications of Finland was converted into a limited liability company, PT Finland, and its business operations and assets were divided into two principal business areas; postal services and telecommunications. PT Finland's postal service operations and telecommunications operations were then transferred into newly-created corporations, Finland Post Ltd. and Telecom Finland, while certain non-core operations were transferred to other subsidiaries within PT Finland. After incorporation, the group started operating entirely on commercial terms.

    In December 1997, the Finnish Parliament approved a gradual and partial privatization of Telecom Finland. As part of the privatization program, PT Finland's postal services and telecommunications operations were separated from each other by dividing PT Finland into separate telecommunications and postal services groups and placing Telecom Finland and some other subsidiary and associated companies of PT Finland under the telecommunications group. The demerger took effect on July 1, 1998.

    The demerger was effected principally to allow us access to the international capital markets and thus to implement a capital structure better suited to our needs and prospects. The demerger was also prompted by the expectation that, as a separate company, we would be better able to focus on our distinctive strategic objectives, operational needs and philosophies, capital requirements, personnel needs and resources, product development and marketing policies.

    Upon the effectiveness of the demerger, the shares of Telecom Finland, Tieto Corporation (currently TietoEnator) and PT Credit Ltd. (currently, Sonera Gateway) and other assets and liabilities were transferred by operation of law to Telecom Finland Group plc, and the shares of Finland Post Ltd. and other assets and liabilities were transferred to Finland Post Group Ltd. After the completion of the demerger, PT Finland ceased to exist, and the Finnish State, as the former sole shareholder of PT Finland, received all of the outstanding shares of Telecom Finland Group and of Finland Post Group.

    After the demerger, in a series of meetings of the shareholders of Telecom Finland Group plc, the articles of association of Telecom Finland Group plc were amended to provide for an increase in the number of shares as well as a change to the name Sonera Group plc. In addition, the share capital of Telecom Finland Group plc was resolved to be changed into euro denomination and the nominal value of the ordinary shares to be dropped on the basis of a legislative amendment promulgated in connection with the introduction of the euro. These changes in the share capital took effect on January 25, 1999. The name change was motivated primarily by the anticipated change in our status from a state-owned company to a publicly owned corporation in connection with our initial public offering. In particular, our management believed that our previous name gave the impression of the company as a Finnish telecommunications monopoly, which is neither representative of our position in the Finnish telecommunications market nor reflective of our ongoing business strategy. In connection with the demerger, Sonera's principal operating subsidiary, Telecom Finland, assumed the name Sonera Corporation on April 15, 1998, which was subsequently changed to Sonera Ltd. in July 1998.

    In February 1999, the board of directors of each of Sonera Group plc (presently, Sonera Corporation) and Sonera Ltd., a wholly-owned subsidiary of Sonera Group plc, resolved to merge Sonera Ltd. into Sonera Group plc, the stock exchange listed parent company of the consolidated group. The name of the combined entity was decided to be changed to Sonera Corporation upon completion of the merger. The merger was completed on September 30, 1999 while the name change took effect on October 1, 1999.

    Prior to November 1998, all of our shares were owned by the Finnish State. In November 1998, the Finnish State sold 158,000,000 shares at the price of FIM 45 (E7.57) per share in an institutional offering in reliance on Rule 144A and Regulation S under the Securities Act of 1933 and in a retail offering in Finland. At the same time, we issued 2,000,000 shares at the price of FIM 40.5 (E6.81) per share in an employee offering. In connection with the November 1998 offering, our shares were listed on the Helsinki Securities and Derivative Exchange, Clearing House Ltd., referred to in this prospectus as the Helsinki Exchanges.

    In October 1999, the Finnish State sold an additional 143,950,000 shares at the price of E23.75 per share, the sale of which reduced the Finnish State's holding in our shares to 57.9 percent. Approximately 50,000 investors participated in the retail offering in Finland, and more than 44,000 of them purchased shares with bonus rights. In October 2000, investors who participated in the bonus offering received, for no additional cost, an aggregate of approximately one million shares from the Finnish State. On March 7, 2000, the Finnish State sold an additional 22 million shares at the price of E92 per share to institutional investors on a private placement basis. The Finnish State currently holds 52.8 percent of our outstanding shares. In June 2000, the Finnish Parliament authorized the Finnish Government to lower the Finnish State's holding to zero.

    In connection with the 1999 offering, we applied for the quotation of our shares on the Nasdaq National Market in the United States. Trading in our shares on the Nasdaq National Market commenced on October 13, 1999.

    In May 2000, we repurchased 550,000 of our shares in public trading on Helsinki Exchanges, and now hold the shares as treasury shares. The shares were repurchased at an average price of E51.36 per share, totaling E28 million. Our 550,000 treasury shares do not entitle us, as the holder of such shares, to subscribe for our new shares pursuant to the exercise of primary share rights and secondary share rights issued as part of the rights offering. Accordingly, we will sell our primary share rights with respect to our shares held in treasury on the Helsinki Exchanges.

    In April 2000, we acquired the entire share capital of Across Holding AB of Sweden. We paid for the acquisition by issuing 16,732,055 new shares to the sellers. The share capital was increased by E7 million and E0.5 million was recorded in the share premium fund. In June 2000, we acquired the entire share capital of iD2 of Sweden. We paid for the acquisition by issuing 4,802,431 new shares to the sellers. As a result of the acquisition of iD2, our share capital was increased by E2 million, and E0.3 million was recorded in the share premium fund. On October 1, 2001, the total number of shares issued was 743,534,486 and our share capital was E319,719,828.98. On October 1, 2001, the total number of shares outstanding was 742,984,486. Since December 31, 2000 and until this rights offering, the total number of our issued and outstanding shares has not changed.

    We hold currently 550,000 of our own shares, equal to approximately 0.07 percent of the outstanding shares of Sonera Corporation. The annual general meeting of shareholders held on March 21, 2001 authorized our board of directors to decide on the reissuance of such repurchased shares of Sonera Corporation. The authorization is valid until March 21, 2002. The annual general meeting of shareholders held on March 21, 2001 also authorized our board of directors to repurchase an additional 2,000,000 of our shares in public trading. The authorization is valid until March 21, 2002.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

    Citibank, N.A. acts as the depositary bank for the American Depositary Shares. Citibank's depositary offices are located at 111 Wall Street, New York, New York 10043. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Merita Bank Securities settlements and Corporate Actions located at Aleksis Kiven katu 3-5, 00020 Nordea, Finland.

    We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement, as amended, is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to registration number 333-10880 when retrieving such copy.

    We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

    Each ADS represents one ordinary share of Sonera on deposit with the custodian bank. An ADS will also represent any other securities, cash or property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

    If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you will be deemed to appoint the depositary bank to act on your behalf to take any and all actions contemplated by or necessary or appropriate to carry out the purposes of the deposit agreement. The deposit agreement is governed by New York law. However, our obligations to the holders of shares will continue to be governed by the laws of Finland, which may be different from the laws in the United States.

    As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

    As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. If distribution is practicable and lawful, holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

    Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders of ADSs as of the applicable record date.

    The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

    Whenever we make a free distribution of shares for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the shares deposited or, if additional ADSs are not distributed, modify the ADS to shares ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

    The distribution of new ADSs or the modification of the ADS-to-Share ratio upon a distribution of shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new shares so distributed.

    No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

    Whenever we intend to distribute rights to purchase additional shares, we will give prior notice to the depositary bank and we will use our reasonable best efforts to assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

    The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares directly rather than ADSs.

    The depositary bank will not distribute the rights to you if:

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  We do not request that the rights be distributed to you or we ask that the rights not be distributed to you; or

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  We fail to deliver satisfactory documents to the depositary bank; or

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  It is not lawful and reasonably practicable to distribute the rights.

    The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

    Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will use our reasonable best efforts to assist the depositary bank in determining whether such distribution is lawful and reasonably practical.

    The depositary bank will make the election available to you only if it is lawful and reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case, as described in the deposit agreement.

    If the election is not made available to you, to the extent permitted by law, you will receive either cash or additional ADSs, depending on what a shareholder in Finland would receive for failing to make an election, as more fully described in the deposit agreement.

    There is no assurance that you will be given the opportunity to receive distributions on the same terms as shareholders.

Other Distributions

    Whenever we intend to distribute property other than cash, shares or rights to purchase additional shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will use our reasonable best efforts to assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

    If it is lawful and reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

    The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

    The depositary bank will not distribute the property to you and will sell the property if:

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  We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

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  We do not deliver satisfactory documents to the depositary bank; or

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  The depositary bank determines that all or a portion of the distribution to you is not lawful or reasonably practicable.

    The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

    Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If the depositary determines it is lawful or reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

    The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Shares

    The shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

    If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

    The depositary bank may create ADSs on your behalf if you or your broker deposit shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares to the custodian.

    The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

    When you make a deposit of shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

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  The shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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  All preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised.

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  You are duly authorized to deposit the shares.

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  The shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

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  The shares presented for deposit have not been stripped of any rights or entitlements.

    If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Shares Upon Cancellation of ADSs

    As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the underlying shares at the custodian's offices. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the deposit agreement.

    If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

    You will have the right to withdraw the securities represented by your ADSs at any time except for:

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  Temporary delays that may arise because (1) the transfer books for the shares or ADSs are closed, or (2) shares are immobilized on account of a shareholders' meeting or a payment of dividends.

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  Obligations to pay fees, taxes and similar charges.

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  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

    The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of applicable law.

Voting Rights

    Under Finnish law and our articles of association, it is a precondition for exercising your voting rights that you (a) be registered in our register of shareholders as a shareholder at least ten (10) days prior to the shareholders' meeting and (b) give notice of your intention to attend the meeting, in person or by power of attorney, not later than a date specified in the notice convening the meeting. In order to accommodate these requirements, the depositary bank will establish procedures that enable an ADS holder who provides valid voting instructions to instruct the depositary bank to (a) request the custodian to cause the shares represented by the holder's ADSs to be temporarily registered in the register of shareholders in the name of the holder and (b) give notice to us of the holder's intention to attend the meeting and to vote the shares at such meeting in person or by proxy. These procedures may require you to immobilize your ADSs with the depositary bank in connection with compliance with regulatory requirements. The voting rights of holders of shares are described in "Description of the Shares and Share Capital — Voting Rights."

    At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

    If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

    Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

    As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to 5¢ per ADS issued
Cancellation of ADSs	Up to 5¢ per ADS cancelled
Distribution of ADSs (pursuant to stock dividends or other free stock distributions and in connection with rights offers)	Up to 5¢ per ADS issued
Distribution of cash proceeds (upon sale of rights or other entitlements)	Up to 2¢ per ADS held

    As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

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  Fees for the transfer and registration of shares (i.e., upon deposit and withdrawal of shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit).

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  Registration fees or other fees and expenses incurred by the depositary bank in connection with compliance with regulatory requirements.

    We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

    We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

    You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the shares represented by your ADSs (except as permitted by law).

    We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

    Upon termination, the following will occur under the deposit agreement:

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  For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those shares on the same terms as prior to the termination. During such six months' period the depositary bank will continue to collect all distributions received on the shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

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  After the expiration of such six months' period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

    The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

    The depositary bank will maintain in the City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

    The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

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  We and the depositary bank are obligated only to perform the actions specifically stated in the depositary agreement without negligence or bad faith.

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  The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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  The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares, for the validity or worth of the shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

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  We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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  We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

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  We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of association or in any provisions of securities on deposit.

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  We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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  We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders shares but is not, under the terms of the deposit agreement, made available to you.

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  We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

    The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of shares or release shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

    You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

    The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

    The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

    If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

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  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

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  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

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  Hold the foreign currency (without liability for interest) for the applicable holders.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Register

    Sonera Corporation is incorporated as a stock corporation (julkinen osakeyhtiö) organized under the laws of the Republic of Finland. Sonera Corporation is registered in the Trade Register maintained by the National Board of Patents and Registration of Finland, under the business identity code 1475607-9.

Line of Business

    Pursuant to Section 2 of the articles of association, the line of business of Sonera Corporation is general telecommunications operations, building and maintenance of telecommunications networks, and routing of telecommunications; the provision of various telecommunications, data communications, Internet and value-added services; publications, content provision and information service business; electronic commerce; planning, development, manufacture, marketing and sales of terminal equipment, information systems, software, services and other products, and related research, consulting and maintenance operations, and other business related to them or supporting them. We conduct our business either directly or through our subsidiaries or joint ventures, and we have the right to own shares and real property, trade in securities, and conduct other investment business.

Corporate Governance

    Matters pertaining to corporate governance are mainly regulated under the Finnish Companies Act. Pursuant to the Companies Act, members of our board of directors are prohibited from participating in the preparation or making of decisions in which they have a personal interest. This prohibition includes the participation in the negotiation or performance of contracts between Sonera and a third party if such member of the board of directors would receive a material benefit in conflict with our interests. In addition, under the Companies Act, the shareholders at the annual general meeting determine the amount of compensation of the members of the board of directors and, as such, the members of the board of directors do not have the power to vote compensation to themselves.

    Pursuant to our articles of association, we may have one or more deputy chief executive officers.

Pre-Emptive Rights and Possible Unavailability of Pre-Emptive Rights For U.S. Holders

    U.S. holders of the shares and ADSs may not be able to exercise any preemptive rights and preferential rights in respect of their shares unless a registration statement under the Securities Act of 1933 is effective with respect to these rights or an exemption from the registration requirements thereunder is available.

    Under Finnish law, existing shareholders of Finnish companies have preferential rights to subscribe, in proportion to their shareholdings, for new shares of such companies as well as for issues of subscription warrants or debt instruments convertible into shares or carrying warrants to subscribe for shares, unless the corporate resolution approving such issue provides otherwise. Under the Companies Act, a resolution waiving pre-emptive rights must be approved by at least two-thirds of all votes cast and all shares represented at the general meeting of shareholders.

General Meeting of Shareholders

    Under the Companies Act, shareholders exercise their power to decide on corporate matters at general meetings of shareholders. Section 13 of the articles of association require that a general meeting of shareholders be held annually within four months of the end of the financial year, on a date decided by the board of directors. At the annual general meeting of shareholders, financial statements, including income statement, balance sheet and annual report and the consolidated income statement and balance sheet, and the auditor's report are presented to the shareholders for adoption. Also at the annual general meeting of shareholders, the shareholders decide any measure warranted by the profit or loss shown in the adopted balance sheet or consolidated balance sheet, discharge members of the board of directors and the president and the chief executive officer from liability, decide on the number of members of the board of directors and auditors and their remuneration and elect the chairman, vice chairman, members of the board of directors and the auditors.

    Under the articles of association, a shareholder must give notice to the Sonera Corporation of his or her intention to attend a general meeting no later than the date and time specified by the board of directors in the notice of the general meeting, which may not be earlier than ten days before the general meeting, a date which is referred to in this prospectus as the meeting registration date. Under the articles of association, notices of general meetings must be given not earlier than two months prior to the meeting registration date and not later than 17 days before the meeting by publishing an announcement of the meeting in at least two Finnish newspapers with a nationwide circulation designated by the board of directors at its discretion.

    Inasmuch as the shares have been transferred to the Finnish Book-Entry Securities System, in order to have the right to attend and vote at a general meeting, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the Finnish Central Securities Depository, Ltd. in accordance with the Companies Act and the Act on the Book-Entry Securities System. Voting rights may not be exercised by a shareholder if such shareholder's shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. There are no quorum requirements for general meetings in the Companies Act or the articles of association.

Voting

    A shareholder may attend and vote at a general meeting in person or through an authorized representative. Each share is entitled to one vote. In order to attend and vote at a general meeting, a shareholder generally must be registered in the register of shareholders, which is kept by the Finnish Central Securities Depository, Ltd. in accordance with the Companies Act and the Act on the Book-Entry Securities System. Voting rights may not be exercised by a shareholder if such shareholder's shares are registered in the name of a nominee, as is the case for registered holders and beneficial owners of the ADSs. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the name of a nominee, may vote such shares provided that such holder or owner arranges to have his or her name temporarily entered in the register of shareholders as of the record date of meeting, which must be no later than ten days prior to a general meeting.

    Shareholders that have not transferred their shares to the Finnish Book-Entry Securities System may also attend and vote at general meetings if they were registered in the share register maintained by the Company before the date on which the shares should have been transferred to the book-entry system at the latest and provide evidence of their ownership of shares on the date of the general meeting. In addition, in order to attend and vote at a general meeting, a shareholder must notify the Company of its intention to do so no later than the last meeting registration date specified in the notice concerning the general meeting.

    A shareholder whose shareholding is registered in the name of a nominee may not attend and vote at a general meeting. A beneficial owner wishing to exercise such rights must seek temporary registration in the register of shareholders no later than ten days prior to the relevant general meeting.

    There are no quorum requirements for general meetings.

    At a general meeting, most resolutions are passed by a majority of the votes cast. However, certain resolutions, such as a resolution to amend the articles of association, a resolution to issue shares in contravention of shareholders' preferential subscription rights and, in certain cases, a resolution regarding a merger or liquidation of Sonera, require a majority of two-thirds of the votes cast and shares represented at the general meeting.

Liquidation

    If Sonera Corporation were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

Purchase Obligations

    Pursuant to the Securities Market Act, a shareholder who acquires in excess of two-thirds of the total voting rights of the shares of a company after the commencement of a public quotation of the shares must offer to purchase the remaining shares of the company.

Restrictions of Foreign Ownership

    Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Act on the Control of Foreigners' Acquisition of Finnish Companies of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more such foreign persons or entities, were to acquire a holding of one-third or more of the voting power of the Company. The Ministry of Trade and Industry could refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.

Exchange Controls

    The shares may be bought by non-residents of Finland ("non-residents") on the Helsinki Exchanges without any Finnish exchange control consent. Furthermore non-residents may receive dividends without a Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents having acquired shares may receive shares pursuant to a bonus issue or through participation in a new issue without Finnish exchange control consent. Shares may be sold in Finland by non-residents, and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares by non-residents to other non-residents.

THE FINNISH SECURITIES MARKET

Trading and Settlement on the Helsinki Exchanges

    Trading in, and clearing of, securities on the Helsinki Exchanges takes place in euros, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euros.

    The trading system of the Helsinki Exchanges, the Helsinki Exchanges Automated Trading and Information System, is a decentralized and fully automated order-driven system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

    Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading from 6:03 to 9:00 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pretrading period. Offers are matched from 09:40 to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 to 6:30 p.m. and from 8:30 to 9:00 a.m. the following morning within the price limits arrived at during the official share trading.

    The transactions are normally cleared in the Finnish Central Securities Depository's automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

Regulation of the Finnish Securities Market

    The principal statute governing the securities market is the Securities Market Act of 1989, as amended (the "Securities Market Act"). The Securities Market Act contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public takeovers, among other things. The securities market in Finland is supervised by the Finnish Financial Supervision Authority, who monitors compliance with these regulations.

    The Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Exchanges or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the security being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information, and to inform the market of any matters likely to have a material impact on the value of their securities.

    A shareholder is required to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Securities Market Act, or when it enters into an agreement or other arrangement that, when effected, has such effect. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below the aforementioned thresholds, it must disclose such information to the public and to the Helsinki Exchanges.

    Pursuant to the Securities Market Act, a shareholder whose holding in a listed company increases above two-thirds of the total voting rights attached to the shares of the company after the commencement of a public quotation of such shares must offer to purchase the remaining shares of such company for fair market value. Under the Companies Act, a shareholder holding shares representing more than 90 percent of all the shares in a company and more than 90 percent of the votes entitled to be cast at a general meeting of shareholders has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

    The Finnish Criminal Code also contains provisions relating to the misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

The Finnish Book-Entry Securities System

    Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Exchanges. The shares of Sonera Corporation were entered into the book-entry system on October 10, 1998.

    The book-entry securities system is centralized at the Finnish Central Securities Depository, which provides national clearing and registration services for securities. The Finnish Central Securities Depository maintains a central book-entry securities system for both equity and debt securities.

    The Finnish Central Securities Depository maintains a register of shareholders of listed companies and book-entry accounts for shareholders that do not wish to utilize the services of a commercial account operator, such as credit institutions, investment services companies and other institutions licensed to act as account operators by the Finnish Central Securities Depositary (each, an "Account Operator"). The expenses incurred by the Finnish Central Securities Depository in connection with maintaining such accounts are borne by the issuers participating in the book-entry securities system. In addition to the Finnish Central Securities Depository, the Account Operators are entitled to make entries in the book-entry register.

Registration

    In order to effect entries in the Finnish book-entry securities system, a security holder or such holder's nominee must establish a book-entry account with the Finnish Central Securities Depository or an Account Operator or register its securities through nominee registration. All transactions in securities registered with the book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the investor holding the respective book-entry account. Investors also receive an annual statement of their holdings as of the end of each calendar year.

    Each book-entry account is required to contain specified information with respect to the account holder or the custodian administering the assets of a custodial nominee account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A custodial nominee account is identified as such on the entry. The Finnish Central Securities Depository and the Account Operators are required to observe strict confidentiality, although certain information (for example the name, nationality and address of each account holder) contained in the registers must be made available to the public, save in the case of nominee registration.

    Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities and the Account Operator is unable to compensate such loss, such account holder is entitled to receive compensation from the registration fund of the Finnish Central Securities Depository. The capital of the fund must be at least 0.000048 percent of the average of the total market value of the book entries kept in the book-entry system during the last five years, however, no less than E20 million. The maximum compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator, however, not more than E25,000. Furthermore, the liability of the registration fund is limited to E10 million per incident.

Custody of the Shares and Nominees

    Shares may be held in the book-entry register of the Finnish Central Securities Depository. A non-Finnish shareholder may appoint an Account Operator (or certain non-Finnish organizations approved by the Finnish Central Securities Depository) to act as a custodial nominee account holder on its behalf. A custodial nominee account holder is entitled to receive dividends and to exercise all share subscription rights and other financial rights attaching to the shares held in its name. It may not, however, exercise any administrative rights attaching to such shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to exercise such rights must seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. A custodial nominee account holder or another nominee is required to disclose to the Finnish Financial Supervision Authority and the relevant company on request the name of the beneficial owner of any shares registered in the name of such nominee, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner.

    Finnish Depositories for both Clearstream Banking and Euroclear have nominee accounts within the book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

    Shareholders wishing to hold their shares in the book-entry securities system in their name and who do not maintain a custody account in Finland are required to open a book-entry account at an authorized Account Operator in Finland and a convertible Finnish markka or euro account.

TAXATION

    The following summary is based on tax laws of Finland and the United States as in effect on the date of this prospectus, and is subject to changes in Finnish or United States law, including changes that could have a retroactive effect. The following summary is not exhaustive and does not take into account or discuss the tax laws of any country other than Finland or the United States. You are advised to consult your own tax advisors as to the Finnish, United States or other tax consequences of the rights offering and the purchase, ownership and disposition of shares or ADSs.

Finnish Taxation

General

    Residents and non-residents of Finland are treated differently for tax purposes. The worldwide income and net wealth of persons resident in Finland is subject to taxation in Finland. Non-residents who are not generally liable for tax in Finland are taxed on Finnish source income and net wealth located in Finland only. In addition, all income of a non-resident derived from and net wealth allocable in a permanent establishment located in Finland will be taxed in Finland.

    Generally, an individual is deemed a resident of Finland if such individual resides in Finland for more than six consecutive months or if the permanent home or dwelling of such individual is in Finland. Earned income, including salary, is taxed at progressive rates while capital income, including dividend income from a company listed on the Helsinki Exchanges, is currently taxed at a flat rate of 29 percent. Entities established under the laws of Finland are regarded as residents of Finland.

Companies

    Finnish companies are subject to national corporate income tax on their worldwide income. Currently, the rate of such tax is 29 percent.

    Finland applies an imputation tax credit or avoir fiscal system for profits distributed as dividends in order to eliminate double taxation of companies and their shareholders. Under the avoir fiscal system, a Finnish company pays each year the higher of its minimum tax and its comparison tax. The applicable minimum tax payable to the Finnish tax authorities by a Finnish company depends on the amount of profit distributed as dividends. The applicable minimum tax is currently 29/71 of the dividends distributed to the shareholders. The comparison tax is the tax payable on the amount of taxable corporate income. To the extent that the minimum tax exceeds or is less than the comparison tax payable to the Finnish taxation authorities, a supplementary tax liability will be imposed or a tax surplus established as appropriate. Any surplus generated may generally be carried over and used, for a period of ten years, to offset any supplementary tax which may become payable in subsequent years.

Shareholders

    The following is a summary of certain Finnish tax consequences relating to the purchase, ownership and disposition of shares.

    The receipt, exercise, non-exercise or sale of share rights or ADS rights does not trigger any Finnish tax implications to non-resident shareholders.

Taxation of Dividends and Tax Credit on Dividends

    The dividend income received from a company listed on the Main List of the Helsinki Exchanges and the related tax credit are taxable income for shareholders who are residents of Finland. As of January 1, 2000, dividend payments have been subject to a tax rate of 29 percent. Under the avoir fiscal system, a tax credit is available to resident shareholders on the payment of dividends by a Finnish company. As of January 1, 2000, the amount of tax credit have been equal to 29/71 of the dividends received. In taxation, the tax credit is offset against the resident shareholder's tax liability and, thus, no taxes are generally payable by resident shareholders in respect of dividends received from, inter alia, a Finnish company listed on the Helsinki Exchanges.

    The tax credit is not available to non-residents, unless so provided in a double taxation treaty with Finland that contains the appropriate provisions. Currently, the only such tax treaty in force is with Ireland, entitling certain shareholders resident in Ireland to a tax credit equal to one-half of the credit available to residents in Finland. A Finnish permanent establishment of a company resident in the EEA, however, is entitled to the imputation tax credit if the shares are deemed to belong to the Finnish permanent establishment.

    In June 2001, the Ministry of Finance appointed a committee to evaluate, among other things, the acceptability of the avoir fiscal system in light of Finnish and EU legislation. The committee must present its report by the end of October 2002. As a result of the report, it is possible that the current avoir fiscal system may be amended or even abolished.

Withholding Tax on Dividends

    Non-residents are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of such withholding tax is currently 29 percent. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax rate is reduced on dividends paid to persons entitled to the benefits under such treaties. In the case of the treaties with the following countries, Finnish withholding tax rates are generally reduced to the percentages given: Austria: ten percent; Canada: 15 percent; Denmark: 15 percent; France: zero; Germany: 15 percent; Ireland: 15 percent; Italy: 15 percent; Japan: 15 percent; The Netherlands: zero; Norway: 15 percent; Spain: 15 percent; Sweden: 15 percent; Switzerland: five percent; the United Kingdom: zero; and the United States: 15 percent. A further reduction in the withholding tax rate is usually available to corporate shareholders for distributions on qualifying holdings (usually at least ten or 25 percent of the capital of the distributing company). The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

    A reduction of such withholding tax rate can be obtained at source upon the submission of a Source Tax Card or the required information (name, date of birth, any personal or corporate code in the home country and address) to the payer prior to the payment of dividends. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority.

    No withholding tax is levied under Finnish laws on dividends paid to corporate entities which reside in the European Union and directly hold at least 25 percent of the capital of the distributing Finnish company, provided that such entities are not entitled to the tax credit under the Finnish avoir fiscal system and are subject to a general corporation tax in their respective countries of residency, as specified in Directive 90/435/EEC.

Finnish Capital Gains and Other Taxes

    Any capital gains arising from the sale of shares by Finnish resident individuals and estates are taxed as capital income. Any gain or loss is calculated as the sales price less the original acquisition costs and the selling expenses. Alternatively, in lieu of applying the actual acquisition costs, individuals and estates may choose to apply a presumptive acquisition cost equal to 20 percent of the sales price, or, if the shares sold have been held for a minimum of ten years, 50 percent of the sales price. If the presumptive acquisition cost is used instead of the actual acquisition cost, any selling expenses are deemed to be included therein and, therefore, not be deducted in addition to the presumptive acquisition cost.

    Finnish residents must report any sales of securities made in the tax year on their tax return. Capital gains of individuals and estates are currently taxed at a flat rate of 29 percent. For individuals and estates, capital losses are primarily deductible from capital gains arising in the same year and the following three years.

    Revenues arising from the sale of shares by Finnish resident companies are counted as part of gross income, while the acquisition cost of the shares is deductible in the taxation of the relevant company. The applicable corporate tax rate is currently 29 percent.

    Non-residents who are not generally liable for tax in Finland will normally not be subject to Finnish taxes on capital gains realized in the transfer of shares of a Finnish company, except when more than 50 percent of the total assets of the company in question consists of real estate located in Finland or unless the capital gains realized in the transfer of shares relate to business carried on in Finland by a foreign seller. In such case, the foreign seller is regarded to have a permanent establishment in Finland for income tax purposes. Transfers of the shares by non-residents by way of gift or by reason of the death of the owner are subject to Finnish gift or inheritance tax, respectively, if either the transferor or the transferee was a resident of Finland at the time of death or when the gift was given or if more than 50 percent of the total assets of the company in question consist of real estate located in Finland. Inheritance tax treaties may limit the taxation of inheritance received by a non-resident in Finland.

    The shares are included in the taxable net wealth of individuals resident in Finland, Finnish estates and Finnish legal entities that are subject to net wealth tax. Most Finnish legal entities are, however, exempt from wealth tax. The shares are valued for net wealth tax purposes at 70 percent of their market value at the end of the relevant tax year. While non-resident individuals and legal entities are generally subject to net wealth tax in Finland on their Finnish net assets, the shares will not be included in the tax base when computing such tax liability of a non-resident, unless the shares are related to the business of a permanent establishment located in Finland. Tax treaties may limit the taxation of wealth of non-residents.

Finnish Transfer Tax

    There is no transfer tax payable in Finland on share transfers made on the Helsinki Exchanges. If the transfer is not made on the Helsinki Exchanges, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign investment firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign investment firm, and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with the issuance of new shares.

United States Federal Income Taxation

    In the opinion of White & Case LLP, special tax counsel to Sonera Corporation, the following is a description of the principal United States federal income tax consequences that may be relevant with respect to the distribution of share rights and ADS rights and the ownership and disposition of our shares, ADSs, share rights or ADS rights. This description addresses only the United States federal income tax considerations of holders that are initial recipients of share rights or ADS rights pursuant to the rights offering and that will hold such shares, ADSs, share rights or ADS rights as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

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  banks, financial institutions or insurance companies;

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  real estate investment trusts, regulated investment companies or grantor trusts;

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  dealers or traders in securities or currencies;

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  tax-exempt entities;

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  persons that received our shares, ADSs, share rights or ADS rights as compensation for the performance of services;

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  persons that will hold our shares, ADSs, share rights or ADS rights as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

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  persons that have a "functional currency" other than the United States dollar; or

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  holders that own or are deemed to own 10 percent or more, by voting power or value, of our shares.

    Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our shares, ADSs, share rights or ADS rights.

    This description is based:

  •
  on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus; and

  •
  in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

    All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

    For purposes of this description, a "U.S. Holder" is a beneficial owner of our shares, ADSs, share rights, or ADS rights that, for United States federal income tax purposes, is:

  •
  a citizen or resident of the United States;

  •
  a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

    A "non-U.S. Holder" is a beneficial owner of our shares, ADSs, share rights or ADS rights that is not a U.S. Holder.

    If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our shares, ADSs, share rights or ADS rights, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds our shares, ADSs, share rights or ADS rights, you should consult your tax advisor.

    You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of our shares, ADSs, share rights or ADS rights.

Distribution of share rights or ADS rights.

    You will not be required to include any amounts into income for United States federal income tax purposes as a result of the receipt of a distribution of share rights or ADS rights.

    If the fair market value of the share right or ADS right on the date of distribution is less than 15 percent of the fair market value of the shares or ADSs with respect to which the share right or ADS right was distributed, the tax basis of the share right or ADS right will be zero unless you elect to allocate your tax basis in the underlying shares or the underlying ADSs (as the case may be) between such shares or ADSs and the share right or ADS right. This allocation of tax basis would be in proportion to the relative fair market value of the shares or ADSs and the share right or ADS right, as the case may be, on the date of distribution of the share right or ADS right. Any such election must be made in respect of all share rights or ADS rights distributed to you, must be made in a timely filed United States federal income tax return for the year in which you receive the share rights or ADS rights, and once made, is irrevocable. If, on the date of distribution, the fair market value of the share right or ADS right is 15 percent or more of the fair market value of the shares or ADSs with respect to which the share right or ADS right was distributed, there is no election available and you must allocate tax basis between the share right or ADS right and the underlying shares or underlying ADSs in proportion to their respective fair market values.

    The holding period of a share right or an ADS right in your hands will include the holding period of the underlying shares or the underlying ADSs, as the case may be, with respect to which the share right or ADS right was distributed.

Sale or exchange of share rights or ADS rights.

    Subject to the discussion below under "Passive Foreign Investment Company Considerations", if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your share right or ADS right equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis, if any, in your share right or ADS right. Such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for such share right or ADS right exceeds one year at the time of such sale or exchange. Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations. You may recognize foreign currency gain or loss on the disposition of any euros you receive on the sale or exchange of share rights or ADS rights.

    Subject to the discussion below under "Backup withholding tax and information reporting requirements," if you are a non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of share rights or ADS rights unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States; or

  •
  you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Expiration of share rights or ADS rights.

    If the share rights or ADS rights lapse, no basis will be allocated thereto and no loss will be recognized on the lapse. Any ADS holder that receives cash with respect to unexercised ADS rights will not be treated as though its ADS rights have lapsed for this purpose.

Exercise of rights or ADS rights.

    Upon exercise of a right or an ADS right, no gain or loss will be recognized other than foreign currency gain or loss that you may recognize as a result of your disposition of euros.

Tax basis of shares or ADSs.

    The tax basis of each share or ADS acquired upon exercise of a share right or an ADS right will equal the sum of the United States dollar equivalent of the subscription price and the tax basis, if any, for the share right or the ADS right exercised. The holding period of any share or ADS acquired through the exercise of a share right or an ADS right will begin with and include the date of exercise.

Ownership of ADSs in general.

    For United States federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our shares represented by such ADSs.

    The United States Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Finnish taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

Distributions.

    Subject to the discussion below under "Passive Foreign Investment Company Considerations," if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you of cash or property, other than certain distributions, if any, of our shares distributed pro rata to all our shareholders, including holders of ADSs, with respect to your shares or ADSs, before reduction for any Finnish taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution we make exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

    If you are a U.S. Holder, and we pay a dividend in euros, any such dividend should be included in your gross income in an amount equal to the United States dollar value of the euro on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. You may recognize foreign currency gain or loss on the conversion of any euros you receive into United States dollars. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

    If you are a U.S. Holder, dividends paid to you with respect to your shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Finnish tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income."

    Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or exchange of shares or ADSs.

    Subject to the discussion below under "Passive foreign investment company considerations," if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or ADSs. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for such shares or ADSs exceeds one year and will be further reduced if your holding period exceeds five years at the time of such sale or exchange. Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations. You may recognize foreign currency gain or loss on the disposition of any euros you receive on the sale or exchange of shares or ADSs.

    With respect to the sale or exchange of shares or ADSs for euros, the amount realized generally will be the United States dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the United States dollar value of the amount realized, as determined on the trade date, by translating the amount realized at the spot rate of exchange on the settlement date of the sale.

    Subject to the discussion below under "Backup withholding tax and information reporting requirements," if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States; or

  •
  you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company considerations.

    A non-U.S. corporation will be classified as a "passive foreign investment company," or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

  •
  at least 75 percent of its gross income is "passive income"; or

  •
  at least 50 percent, on average, of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income.

    Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

    Based on certain estimates of its gross income and gross assets and the nature of its business, Sonera Corporation believes that it will not be classified as a PFIC for its current taxable year. Sonera Corporation's status in future years will depend on its assets and activities in those years. Sonera Corporation has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but, because the market price of Sonera Corporation shares and ADSs is likely to fluctuate after the rights offering and because the market prices of the shares of technology-related companies have been especially volatile, there can be no assurance that Sonera Corporation will not be considered a PFIC for any taxable year. If Sonera Corporation were a PFIC, and you are a U.S. Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your shares or ADSs.

    If Sonera Corporation were a PFIC, you may be able to make either a "qualified electing fund" or "mark-to-market" election either of which might alleviate the tax consequences referred to above. However, it is expected that the conditions necessary for making the "qualified electing fund" election will not be present in the case of shares or ADSs of Sonera Corporation. You should consult your own tax advisor regarding the tax consequences that would arise if Sonera Corporation were treated as a PFIC.

Backup withholding tax and information reporting requirements.

    United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on shares or ADSs, and to proceeds from the sale or redemption of, shares, ADSs, share rights or ADS rights, made within the United States to a holder of shares, ADSs, share rights or ADS rights, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on shares or ADSs, and from the proceeds from the sale or redemption of, shares, ADSs, share rights or ADS rights, within the United States to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Under recently enacted legislation, the backup withholding tax rate of 30.5 percent will be reduced to 30 percent for years 2002 and 2003, 29 percent for years 2004 and 2005, and 28 percent for 2006 through 2010.

    In the case of payments to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or foreign partnership that qualifies as a withholding foreign trust or a withholding foreign partnership within the meaning of the U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if the payor does not have actual knowledge or a reason to know that any information or certification stated in the certificate is incorrect.

    The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our shares, ADSs, share rights or ADS rights. You should consult your own tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

    We and the underwriters for the U.S. offering (the "U.S. Underwriters") named below have entered into an underwriting agreement dated November 9, 2001 with respect to the shares being offered in the United States. The U.S. Underwriters have severally agreed to subscribe or to procure subscribers for, and we have agreed to issue to the U.S. Underwriters, up to 19,931,373 of the unsubscribed shares at the subscription price. The obligations of the U.S. Underwriters under the underwriting agreement are subject to customary conditions, including force majeure and the absence of any breach of warranty by us under the underwriting agreement. With respect to this subscription, the U.S. Underwriters will subscribe for the percentage of those underwritten shares indicated in the following table.

U.S. Underwriters	Percentage
Goldman, Sachs & Co.	50 percent
Deutsche Bank AG London	50 percent

    The U.S. Underwriters' obligations to subscribe or to procure subscribers for any unsubscribed shares will be reduced by the aggregate number of shares notified by us to the underwriters that are (1) taken up pursuant to the exercise of the primary share rights, or (2) determined to be allocated pursuant to the exercise of the secondary share rights.

    Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, England and Deutsche Bank AG London, Winchester House, 1 Great Winchester Street, London EC2N 2EQ, England are the joint global coordinators of the rights offering.

    Our principal shareholder, the Finnish State, has announced that it will exercise all of its primary share rights in connection with the rights offering for 196,293,412 new shares.

    We have also entered into an underwriting agreement with the underwriters for the sale of 155,542,458 shares outside of the United States. The terms and conditions of both offerings are the same and the sale of shares in both offerings are conditioned on each other.

    The underwriters for both of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of the distribution of the shares. The underwriters have also agreed that they may sell shares among each of the underwriting groups.

    We have agreed to pay the underwriters a commission of E19 million, which represents 4 percent of the aggregate subscription price of E474 million for the underwritten shares.

    In addition, we have entered into a transaction management agreement with Nordea Securities Corporate Finance and Mandatum & Co pursuant to which they are providing advisory and administrative services in connection with the rights offering in Finland. In addition, Nordea Securities is acting as share rights agent in connection with the offering in Finland.

    In the event that the U.S. Underwriters are required to pay us the subscription price and subscribe or procure subscribers for any new shares underlying the primary share rights that are not subscribed for pursuant to the exercise of the primary share rights or secondary share rights, any resale of the unsubscribed shares by the U.S. Underwriters will be for their own account and not on our behalf or on behalf of any unexercising holders.

    We have agreed during the period beginning from the date of this prospectus and continuing to and including six months after the date of this prospectus, without the prior written consent of Goldman Sachs International and Deutsche Bank AG London on behalf of the underwriters, not to offer, sell, hedge, contract to sell or otherwise dispose of any shares, ADSs or any other of our securities that are substantially similar to the shares, ADSs or rights.

    The U.S. Underwriters may distribute the shares in the United States in one or more of the following types of transactions:

  •
  transactions, which may include block transactions, on the Nasdaq National Market;

  •
  exchange distributions and/or secondary distributions in accordance with the rules of the Nasdaq National Market;

  •
  over-the-counter market transactions;

  •
  negotiated transactions; or

  •
  a combination of any of these transactions.

    These transactions may be effected by selling the shares to or through the U.S. selling agents of the U.S. Underwriters or other dealers, at:

  •
  fixed prices, which may be changed;

  •
  prevailing market prices at the time of the sale;

  •
  prices related to prevailing market prices; or

  •
  negotiated prices.

    Dealers that engage in these transactions may receive compensation in the form of discounts, concessions, or commissions from the underwriters, their agents or subsequent purchasers of the shares.

    We have been advised by Deutsche Bank AG London that it expects to make offers and sales of any unsubscribed shares inside the United States through Deutsche Banc Alex. Brown Inc. This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

    In connection with the rights offering, the underwriters may purchase and sell shares, ADSs, share rights or ADS rights in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of any of these securities than they could be required to purchase in the rights offering. Stabilizing transactions consist of various bids for or purchases of any of these securities made by the underwriters in the open market prior to completion of the rights offering.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the shares, ADSs, share rights or ADS rights and may maintain or otherwise affect the market price of those securities. As a result, the price of those securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Helsinki Exchanges, the Nasdaq National Market, in the over-the-counter market or otherwise.

    We will apply to list the new shares on the Helsinki Exchanges. The share rights will trade on the Helsinki Exchanges. We will apply to list the new ADRs representing the ADSs on the Nasdaq National Market under the symbol "SNRA." We do not intend to list the ADS rights, but you may trade them in the over-the-counter market.

    The underwriters and their respective affiliates have performed and may in the future perform investment banking services for us in the ordinary course of their business.

    We estimate that the total expenses of the rights offering, excluding underwriting commissions, will be approximately E10 million.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933. In addition, we have agreed to reimburse the underwriters for certain of their expenses.

LEGAL MATTERS

    Certain matters of United States and Finnish law relating to the securities offered through this prospectus will be passed upon for Sonera by White & Case LLP. Certain matters of United States law relating to the securities offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP and certain matters of Finnish law will be passed upon for the Underwriters by Waselius & Wist.

EXPERTS

    The consolidated financial statements of Sonera Corporation as of December 31, 2000, 1999 and 1998 and for the years then ended included in this prospectus have been audited by KPMG Wideri Oy Ab, independent auditors, as stated in their report, which is included in this prospectus.

    The consolidated financial statements for Turkcell Iletisim Hizmetleri A.S. as of December 31, 1998, 1999 and 2000 included in this prospectus have been audited by KPMG Cevdet Suner Denetim ve Yeminli Mali Müsavirlik A.S., independent auditors, as stated in their report, which is included in this prospectus. Their report included explanatory paragraphs stating that Turkcell's current liabilities at December 31, 2000 exceeded current assets by approximately U.S.$55.8 million and that as of and for the three month period ended March 31, 2001, Turkcell is in breach of one of the covenants contained in its 1998 and 1999 bank facilities, which may raise substantial doubt about Turkcell's ability to continue as a going concern, and that an uncertainty exists relating to the significant economic difficulties that have emerged in Turkey during the year 2000 and subsequent to December 31, 2000, and that the Turkcell's consolidated financial statements referred to above do not include any adjustments that might result from the outcome of these uncertainties.

    The consolidated financial statements for Group 3G UMTS Holding GmbH as of December 31, 2000 and for the period from the date of inception of that company (August 2, 2000) to December 31, 2000 included in this prospectus have been audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH, independent auditors, as stated in their report, which is included in this prospectus.

    The consolidated financial statements for Across Holding AB as of and for the year ended December 31, 1999 included in this prospectus have been audited by KPMG Bohlins AB, independent auditors, as stated in their report, which is included in this prospectus.

ENFORCEMENT OF JUDGMENTS

    Sonera is a Finnish corporation, and all of our directors and executive officers, as well as some of the experts referred to in this prospectus, are residents of the Republic of Finland or other countries outside the United States. In addition, the underwriters that are named in a prospectus supplement may be residents of countries outside the United States. As a result, you should note that it may be difficult or impossible to serve legal process on Sonera, our directors or executive officers, or experts or underwriters, and to force them to appear in a U.S. court. It may also be difficult or impossible to enforce a judgment of a U.S. court against any of these parties, or to enforce a judgment of a foreign court against any of these parties in the United States. Finally, a Finnish court may refuse to allow an original action based on U.S. securities laws.

    Our legal counsel in the Republic of Finland, White & Case LLP, has advised us that the United States and the Republic of Finland do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a civil judgment by a U.S. court would not necessarily be enforceable in the Republic of Finland.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual reports, special reports and other information with the SEC. You may read and copy any document Sonera files, including exhibits to such documents, at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room in the United States by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are not subject to the proxy rules in Section 14 or the short-swing insider profit disclosure rules of Section 16 of the Securities Exchange Act of 1934.

    The SEC allows us to "incorporate by reference" the information we file with the SEC in other documents, which means:

  •
  incorporated documents are considered part of this prospectus;

  •
  we can disclose important information to you by referring you to those documents; and

  •
  information in this prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus, and information that we file with the SEC after the date of this prospectus automatically updates and supersedes this prospectus.

    We incorporate by reference in this prospectus the documents listed below:

  •
  Annual Report on Form 20-F for the fiscal year ended December 31, 2000;

  •
  Report on Form 6-K dated July 10, 2001;

  •
  Report on Form 6-K dated July 23, 2001;

  •
  Report on Form 6-K dated July 26, 2001;

  •
  Report on Form 6-K dated August 10; 2001

  •
  Report on Form 6-K dated August 23, 2001;

  •
  Report on Form 6-K dated August 27, 2001;

  •
  Report on Form 6-K dated August 28, 2001;

  •
  Report on Form 6-K dated September 18, 2001;

  •
  Report on Form 6-K dated September 24, 2001;

  •
  Reports on Form 6-K dated October 22, 2001;

  •
  Report on Form 6-K dated October 24, 2001;

  •
  Reports on Form 6-K dated October 29, 2001;

  •
  Report on Form 6-K dated November 8, 2001; and

  •
  any currently released or future Reports on Form 6-K that indicate they are incorporated into this registration statement and any future Annual Reports on Form 20-F that we may file with the SEC under the Securities Exchange Act of 1934 until we sell all of the securities that may be offered through this prospectus.

    You may request a copy of these documents at no cost to you by telephoning or writing us at the following address:

  Corporate Communications
  Sonera Corporation
  P.O. Box 154
  FIN-00051 Sonera
  Finland
  Telephone: + 358 20401
  Facsimile: + 358 2040 2032

    The annual reports on Form 20-F that we prepare in English will include audited consolidated financial statements of Sonera prepared under Finnish generally accepted accounting principles, as well as a reconciliation of certain amounts to U.S. generally accepted accounting principles.

    For a discussion of the principal differences between Finnish GAAP and U.S. GAAP relevant to Sonera, see Note 21 to our audited consolidated financial statements included in this prospectus.

DISCLOSURE OF THE SEC'S POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GLOSSARY

    The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this prospectus.

Access line:	The system used to connect a subscriber to the nearest switch or concentrator. An access line generally takes the form of a closed circuit and consists of a pair of copper wires, but may also employ fiber optic cables, microwave links or other technologies.
ADSL (Asymmetric Digital Subscriber Line):
A technology for transferring data that uses existing copper wires to provide faster network access to the Internet and other popular multimedia and data services at speeds of up to two to six Mbps, a transfer speed 50 times faster than ordinary transfer technology.
Analog:	A transmission mode in which the initial signal (i.e., voice) is converted into and transmitted as an electrical signal.
ASP (Application Service Provider):	A mode of business in which a customer leases the user rights to applications and services, updating, maintenance and construction, in package form, directly from an application service provider.
ATM (Asynchronous Transfer Mode):
A multiplexing and routing technology for high-speed digital communications that permits data, text, voice, video and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. ATM allows for better local area network interconnections, PBX interconnection, data transmission and flexible bandwidth delivery.
Bandwidth:
The measure of the capacity of a communications channel. Analog telephone lines measure capacity in hertz, where bandwidth is the difference in the highest and lowest frequency of the channel. Digital channels measure bandwidth in bits per second.
Base station:	Fixed transceiver equipment in each cell of a mobile telecommunications network that communicates by radio signal with mobile handsets in that cell.
Base station controller:	Equipment used in a GSM mobile telecommunications network for controlling call set-up, signaling and maintenance functions as well as the use of radio channels of one or more base stations.
Basic data services:	Digital transmission of packet-switched data through wired networks to provide services such as the transfer of text, numeric data and graphics in digital format.
Bit:	The smallest unit of binary information.
Bps (Bits per second):	A data transmission rate. Bps is the number of bits sent per second.

G–1

Broadband network:
A network where data is transmitted through multiple channels over a transmission medium. A broadband network is also used to describe a network where data is transmitted at high bandwidth, typically exceeding two Mbps.
Broadband service:	A communications service for content requiring high-speed transmission rates such as video transmission.
CDMA (Code Division Multiple Access):
Transmission technology utilized in the upcoming third generation UMTS mobile communications system, where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum.
Cell:	The geographic area covered by a single base station in a mobile communications network.
Channel:	A link between one point in a network to another point in that network, over which traffic can be conveyed.
Concentrator:	A communications device that subdivides a channel into a larger number of channels.
Data packet:
A data transmission technique whereby information is segmented and routed in discrete data envelopes called "packets," each with its own appended control information for routing, sequencing and error checking.
Digital:
A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Compared to analog networks, digital networks allow for greater capacity, lower interference, protection against eavesdropping and automatic error correction.
Dual band handsets:	Handsets that operate on two bands within the same systems, for example, both GSM 900 and GSM 1800.
EDI (Electronic Document Interchange):	A standardized format for the inter-company exchange of legally binding trade documents, such as invoices and shipping and purchase orders, over an electronic network.
ETSI (European Telecommunications Standards Institute):
An organization made up of national representatives from member countries of the CEPT, the European post and telecommunications organization. ETSI representatives can include public and private telecommunications providers, research institutions and equipment manufacturers and users, subject to national determination.

G–2

Eutelsat (European Telecommunications Satellite Organization):	The European Telecommunications Satellite Organization headquartered in Paris.
Exchange:	See "Switch."
Extranet:
An intranet that is extended to include certain outside businesses, organizations or individuals. Extranets are typically established to enable the sharing of documents and information between an enterprise and its suppliers, vendors and/or trading partners.
Fiber optic cable:
A transmission medium constructed from extremely pure and consistent glass through which digital signals are transmitted as pulses of light. Fiber optic cables offer greater transmission capacity and lower signal distortion than traditional copper cables.
Frequency band:
A specified range of frequencies. Frequency refers to the number of times per second that a wave (e.g. electromagnetic wave) oscillates or swings back and forth in a complete cycle from its starting point to its end point.
Gbps (Gigabits per second):	A data transmission rate. One Gbps equals 2(30) bps.
GPRS (General Packet Radio Service):
A GSM-based packet-switched data transmission technology standard, established by ETSI, in which base stations can be directly connected to the Internet, thus bypassing the switching systems typically used to connect mobile traffic to fixed networks. GPRS is expected to provide users of mobile communications services better data access capability.
GSM (Global System for Mobile Communications):
A digital mobile telecommunications system standardized by ETSI based on digital transmission and cellular network architecture with roaming in use throughout Europe, in Japan and in various other countries. GSM systems operate in the 900 MHz (GSM 900) and 1800 MHz (GSM 1800) frequency bands.
Inmarsat (International Maritime Satellite):	A worldwide satellite telecommunications service that provides mobile telecommunications to ships at sea, aircraft in flight and vehicles on the road.
Intelligent network:
A network architecture concept focusing on the efficiency, automation and functionality of telecommunication networks. Intelligent networks are typically equipped with sophisticated computerized routing systems, allow for advanced features such as caller identification and voice mail and can be readily expanded and upgraded.
Intelsat (International Telecommunications Satellite):	A worldwide satellite telecommunications organization founded in 1964 and headquartered in Washington, D.C., which owns and runs the world's largest satellite-based communications network.
G–3

Interconnection:
Practice of allowing a competing telephone operator to connect its network to the network or network elements of certain other telephone operators to enable the termination of phone calls made by subscribers of the competing telephone operator's network to the subscribers of the other telephone operator's network.
Internet telephony:
Voice traffic routed through the Internet via packet-switched technology. Because a packet-switched transmission does not require engagement of an end-to-end connection for the entire duration of the call, Internet voice telephony is typically less expensive than ordinary voice telephony.
Intranet:
An internal network of an enterprise or organization based on Internet technologies (Web sites, e-mail, etc.) and the Internet Protocol, and typically equipped with electronic security barriers that prevent external access to internal systems.
IP (Internet Protocol):	Protocol used in the Internet for communication among multiple networks.
ISDN (Integrated Services Digital Network):
A transmission system with the capacity to transmit two streams of information (voice, text, data or graphics) simultaneously on a single telephone line, based upon end-to-end digitalization and standardized out-of-band signaling.
ISP (Internet Service Provider):	A company providing access to Internet and other computer based information networks through their servers.
IT (Information Technology):	A general term covering telecommunications, computing and media technologies.
Kbps (kilobits per second):	A data transmission rate. One kbps equals 2(10) bps.
LAN (Local Area Network):
A short distance data transmission network designed to interconnect personal computers, workstations, minicomputers, file servers and other computing devices within a localized environment, for the purpose of sharing files, programs and various devices such as printers and high-speed modems. LANs may have a decentralized communications management, or include dedicated computers or file servers that provide a centralized source of shared files and programs.
Leased line:	Voice or data circuits leased to connect two or more locations for the exclusive use of the subscriber.
LMDS (Local Multipoint Distribution Service):	A broadband radio system used as part of a fixed network that allows for the wireless transmission of multimedia data and information.
Local loop:	See "Access line."
Mbps (Megabits per second):	A data transmission rate. One Mbps equals 2(20) bps.
MHz (Megahertz):	A measure of frequency. One MHz equals 1,000,000 cycles per second.

G–4

Mobile portal:
A commercial entry point for Internet designed for users of mobile terminals. Provides subscribers access to information and various services and allows them to personalize the immediate content and the structures of the site providing easier accessibility.
Multiplexing:	A technique used to send multiple signals over the same channel simultaneously.
National roaming:	Provision of roaming services in the domestic market to subscribers of a competing operators' network. See "Roaming."
NMT (Nordic Mobile Telephony):	An analog mobile communications system that originally operated only in the Nordic Countries but at present also operates in many other countries.
Node:
A network element that provides a point at which key telecommunications equipment or computers can access the network. In circuit networks, nodes are switching systems. In packet-switched networks they are often computers.
Number portability:	The ability of an end-user to change local exchange carriers or mobile carriers while retaining the same telephone number.
Packet-switched services:
Data transmission services based on parceling or breaking the data stream into packets and thereafter switching the individual packets. Transmitted information (whether voice or data) is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.
PBX (Private Branch Exchange):	A private computerized telephone switching system of a business or organization.
PCS (Personal Communications Service):
A second generation comprehensive wireless communications service that was first introduced in the United Kingdom in 1993. In Europe, the underlying digital technology for PCS is GSM. PCS systems in the United States operate under one of four principal digital signal transmission technologies, or standards, that have been proposed by various operators and vendors in PCS: one based on GSM (known as PCS 1900 in the United States), one that is GSM compatible, one based on CDMA and one based on TDMA. GSM and TDMA are both "time-division" based standards but are incompatible with each other and with CDMA. PCS 1900 is a slightly modified version of the European GSM 1800 standard that has been adapted to work at 1900 MHz frequency band.
PDH (Plesiochronous Digital Hierarchy):	A transmission standard predating SDH technology.

G–5

PKI (Public Key Infrastructure):	A cryptographic system that uses an asymmetrical, two-key encryption algorithm that encrypts data with one key that is made public and decrypts data with a different key that remains secret.
Roaming:	The mobile telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region covered by another operator's network.
Router:	An inter-network device that relays data packets to networks connected to the router based upon the destination address contained in those data packets being routed.
SDH (Synchronous Digital Hierarchy):	The European standard for high-speed digital transmission using fiber optic cables.
SIM (Subscriber Identity Module):
An electronic card inserted into a mobile handset that identifies the subscriber to the network. The SIM card contains the personal identification number of the subscriber and identifies the subscriber's network.
SMS (Short Message Service):	A mobile communications system which allows users to send alpha-numeric messages from one mobile handset to another either directly or via a message center operator.
SMTP:	One of the worldwide protocols for electronic mail. SMTP is the standard used for transmitting electronic mail through the Internet.
Switch:	A device used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.
TDMA (Time Division Multiple Access):	Transmission technology underlying the GSM mobile communications system, where transmissions for multiple users are sent over a selected frequency but at different time intervals.
Telnet:	An Internet service that enables a user to log into and access a computer on a different network.
TETRA (Terrestrial Trunked Radio System):	A digital radio system standardized by ETSI for use by public authorities.
Trunk network:	A centralized national or regional high-speed network utilizing mainly fiber optic cables and which interconnects smaller, primarily local and independent networks.
UMTS (Universal Mobile Telecommunications System):	The third-generation broadband mobile communications standard. UMTS utilizes CDMA technology and has the speed and capacity to handle multimedia transmissions.

G–6

WAP (Wireless Application Protocol):
A global open standard protocol for service applications provided over wireless networks. It allows delivery of basic Internet-based services through use of directories to mobile phones and other wireless devices.
WDM (Wavelength Division Multiplexing):	A method of multiplying the capacity of fiber optic transmission lines by combining wavelengths at the sending end and separating them at the receiving end.
WLAN:	A wireless local area network (LAN).
X.25:	A worldwide protocol for communications services using packet-switched networks.
X.400:	One of the worldwide protocols for electronic mailing systems. X.400 is used only in the international and domestic X.400 networks of which the Internet is not a part.

G–7

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Sonera Corporation and subsidiaries	F-2
Report of Independent Accountants	F-3
Consolidated Income Statements	F-4
Consolidated Balance Sheets	F-5
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Interim Financial Statements	F-83
Consolidated Financial Statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries	F-102
Independent Auditors' Report	F-103
Consolidated Balance Sheets	F-104
Consolidated Statements of Operations	F-105
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income	F-106
Consolidated Statements of Cash Flows	F-107
Notes to Consolidated Financial Statements	F-108
Unaudited Consolidated Interim Financial Statements	F-161
Consolidated Financial Statements of Group 3G UMTS Holding GmbH (a development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) and its subsidiaries	F-197
Report of Independent Public Accountants	F-198
Consolidated Balance Sheet	F-199
Consolidated Statement of Operations	F-200
Consolidated Statement of Shareholders' Equity	F-201
Consolidated Statement of Cash Flows	F-202
Notes to Consolidated Financial Statements	F-203
Unaudited Pro Forma Condensed Consolidated Financial Information of Sonera Corporation and Across Holding AB, and their subsidiaries, for the year ended December 31, 2000	F-211
Unaudited Pro-Forma Condensed Consolidated Income Statement for the year ended December 31, 2000	F-213
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information	F-214
Consolidated Financial Statements of Across Holding AB and Subsidiaries as of and for the year ended December 31, 1999	F-216
Report of Independent Accounts	F-217
Consolidated Income Statement	F-218
Consolidated Balance Sheet	F-219
Consolidated Statement of Cash Flows	F-220
Notes to Consolidated Financial Statements	F-221

F–1

Consolidated Financial Statements
of Sonera Corporation and subsidiaries
as of and for the years ended
December 31, 1998, 1999 and 2000

F–2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Sonera Corporation

We have audited the consolidated balance sheets of Sonera Corporation and subsidiaries as of December 31, 1998, 1999 and 2000, and the related consolidated statements of income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Finland and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sonera Corporation and subsidiaries as of December 31, 1998, 1999 and 2000, and the results of their operations and their cash flows for the three years then ended in conformity with generally accepted accounting principles in Finland.

Generally accepted accounting principles in Finland vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the years ended December 31, 1998, 1999 and 2000, and shareholders' equity as of December 31, 1998, 1999 and 2000, to the extent summarized in Note 21 to the consolidated financial statements.

Helsinki, Finland
February 26, 2001 (except for Notes 12 and 21 as to which the date is June 14, 2001)

KPMG WIDERI OY AB

Solveig Törnroos-Huhtamäki
Authorized Public Accountant

F–3

SONERA CORPORATION AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Note	1998	1999	2000
		(E in millions, except shares and per share amounts)
Revenues	(19)	1,623	1,849	2,057
Other operating income	(2)	24	45	1,589
Operating expenses:	(3)
Cost of sold equipment and materials		(116)	(142)	(160)
Services bought		(367)	(431)	(511)
Personnel expenses		(309)	(340)	(445)
Rental expenses		(40)	(47)	(65)
Other operating expenses		(228)	(266)	(418)

Total operating expenses		(1,060)	(1,226)	(1,599)
Depreciation and amortization	(4)	(261)	(281)	(299)
Write-downs on fixed assets	(4)	(37)	—	—

Operating profit		289	387	1,748
Equity income in associated companies	(10)	59	110	121
Financial income and expenses	(5)	(2)	—	(9)

Profit before income taxes, minority interest and extraordinary items		346	497	1,860
Income taxes	(6)	(94)	(126)	(318)
Minority interest		(1)	(1)	(1)

Profit before extraordinary items		251	370	1,541
Cumulative effect of accounting changes, net of income taxes	(7)	—	—	(35)

Net income		251	370	1,506

Earnings per share, before extraordinary items		0.35	0.51	2.09

Cumulative effect of accounting changes, net of income taxes		—	—	(0.04)

Earnings per share	(8)	0.35	0.51	2.05

Average number of shares (1,000)		720,247	722,000	735,917

Cash dividends per share		0.18	0.08	0.12

The accompanying notes are an integral part of these Consolidated Financial Statements.

F–4

SONERA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	1998	1999	2000
		(E in millions)
ASSETS
Fixed assets and other long-term investments	(9)
Intangible assets		53	69	116
Property, plant and equipment
Land		15	17	20
Buildings		125	114	121
Machinery and equipment		70	95	119
Telecommunications networks		835	858	848
Other tangible assets		32	45	54
Advances paid and construction in progress		46	30	103

		1,123	1,159	1,265
Long-term investments and receivables
Investments in associated companies	(10)	1,148	1,637	2,367
Other shares and holdings	(20)	54	154	2,370
Long-term loans receivable		29	35	42

		1,231	1,826	4,779

Total fixed assets and other long-term investments		2,407	3,054	6,160

Current assets
Inventories		22	36	40
Receivables
Trade accounts receivable		271	335	413
Loans receivable		1	19	2,817
Prepaid expenses and accrued income		16	42	154
Other receivables		4	8	34

		292	404	3,418
Cash and short-term investments
Short-term investments		36	77	68
Cash and cash equivalents		57	38	88

		93	115	156

Total current assets		407	555	3,614

TOTAL ASSETS		2,814	3,609	9,774

The accompanying notes are an integral part of these Consolidated Financial Statements.

F–5

SONERA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	1998	1999	2000
		(E in millions)
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	(11)
Share capital		304	310	320
Share premium fund		13	13	14
Treasury shares		—	—	(28)
Additional paid-in capital		511	505	505
Accumulated currency translation adjustment		(12)	55	85
Retained earnings		357	548	831
Net income for the year		251	370	1,506
		1,424	1,801	3,233
Minority interest		12	14	16
Total shareholders' equity and minority interest		1,436	1,815	3,249
Non-current liabilities
Long-term debt	(12)	788	1,124	1,842
Deferred tax liability	(6)	76	95	139
Other long-term liabilities	(13)	15	20	32
		879	1,239	2,013
Current liabilities
Current debt	(12)	135	172	3,848
Current portion of long-term debt	(12)	—	—	107
Advances received		16	11	15
Trade accounts payable		187	194	298
Accrued expenses and prepaid income		158	172	215
Other current liabilities		3	6	29
		499	555	4,512
Total liabilities		1,378	1,794	6,525
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		2,814	3,609	9,774

The accompanying notes are an integral part of these Consolidated Financial Statements.

F–6

SONERA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Operating activities
Net income	251	370	1,506
Depreciation, amortization and write-downs on fixed assets	298	281	299
Gain from Aerial/VoiceStream merger	—	—	(835)
Gain from sale of Turkcell shares	—	—	(680)
Net loss (gain) on disposal of fixed assets and business operations	4	(24)	(35)
Equity income in associated companies	(59)	(110)	(121)
Dividends received from associated companies	9	14	30
Deferred taxes	18	18	41
Effect of accounting changes	—	—	35
Other adjustments to cash	(4)	(28)	(8)
Change in working capital, net of acquisitions and disposals
Increase in inventories	(7)	(14)	(3)
Increase in non-interest bearing receivables	(43)	(108)	(190)
Increase in non-interest bearing liabilities	41	43	188

Cash provided by operating activities	508	442	227
Investing activities
Capital expenditures	(351)	(338)	(430)
Acquisitions of subsidiaries, net of cash acquired	(2)	(9)	(20)
Investments in associated companies	(860)	(266)	(1,195)
Investments in other shares and holdings	(36)	(135)	(902)
Proceeds from sale of fixed assets	12	7	1
Proceeds from sale of subsidiaries, net of cash disposed	—	2	9
Proceeds from sale of associated companies	3	2	770
Proceeds from sale of other shares and holdings	—	10	6
Decrease (increase) in long-term loans receivable	4	(1)	(4)
Decrease (increase) in current loans receivable	38	(2)	(2,815)
Decrease (increase) in short-term investments	66	(41)	8

Cash used in investing activities	(1,126)	(771)	(4,572)
Financing activities
Withdrawals of long-term debt	617	545	1,004
Repayments of long-term debt	—	(210)	(179)
Increase in current debt	133	35	3,684
Equity issue	14	—	—
Dividends paid	(132)	(61)	(87)
Repurchase of shares	—	—	(28)

Cash provided by financing activities	632	309	4,394
Effect of exchange rate changes on cash and cash equivalents	(1)	1	1

Net increase (decrease) in cash and cash equivalents	13	(19)	50
Cash and cash equivalents at beginning of year	44	57	38

Cash and cash equivalents at end of year	57	38	88

The accompanying notes are an integral part of these Consolidated Financial Statements.

F–7

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Accounting policies

Description of business

    Sonera Corporation (the "Parent Company") and its subsidiaries (together, "Sonera", the "Company" or the "Group") provide a wide range of telecommunication services to residential and business customers, primarily in Finland. Sonera's major lines of business include mobile communications services, media communications and new services, fixed network domestic and international voice and data services, equipment sales, construction and maintenance services, and certain other services relating to the Group's operations. Sonera currently generates approximately 95 percent of its consolidated revenues from sales to customers in Finland. Sonera has also significant minority shareholdings in mobile and fixed network telecommunications operators abroad.

Basis of presentation

    The Consolidated Financial Statements include the financial statements of Sonera Corporation and its subsidiaries. The predecessor entity of Sonera Corporation was incorporated under the name of Telecom Finland Ltd on January 1, 1994, when the operations of Posts and Telecommunications of Finland, the Finnish national postal and telecommunications authority, were separated into Telecom Finland Ltd and Finland Post Ltd. Both companies were wholly-owned subsidiaries of the state-owned management holding company PT Finland Ltd. On July 1, 1998, PT Finland Ltd demerged into two state-owned management holding companies, Sonera Group plc and Finland Post Group Ltd (the "Demerger"). On September 30, 1999, Sonera Group plc was merged with its principal operating subsidiary Sonera Ltd, and was renamed Sonera Corporation.

    The Consolidated Financial Statements for the year ended December 31, 1998 have been prepared by separating the telecommunications related businesses from the audited consolidated financial statements of PT Finland Ltd, and presenting the results of operations, financial position and cash flows of such businesses as if they had formed a separately reporting consolidated group with the same structure as that of Sonera subsequent to the Demerger, already during the first six months of 1998. The accompanying Consolidated Income Statement for the year ended December 31, 1998 includes allocations of certain corporate costs and expenses of PT Finland Ltd. Although such costs may not necessarily be indicative of the costs that would have been incurred by Sonera on a stand-alone basis, management believes that the resulting amounts are reasonable.

    The Consolidated Financial Statements have been prepared in accordance with Finnish generally accepted accounting principles ("Finnish GAAP"), as stipulated in the Finnish Accounting Act 1336/1997. Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). See Note 21 to the Consolidated Financial Statements for a discussion of the principal differences between Finnish GAAP and U.S. GAAP that would affect Sonera's consolidated net income and shareholders' equity if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Consolidated Financial Statements.

    The Consolidated Financial Statements are presented in millions of euros, except for share and per share amounts. The Consolidated Financial Statements for the year ended December 31, 1998 were prepared in Finnish markka ("FIM"), and have been restated into euros using the fixed exchange rate effective as of January 1,1999 which was E1.00 = FIM 5.94573. The Consolidated Financial Statements for all periods presented depict the same trends as would have been presented if the Company had continued to present consolidated financial statements in FIM.

F–8

However, the Consolidated Financial Statements of the Company for periods prior to January 1, 1999 are not comparable to the financial statements of other companies that currently report in euros and that have restated their financial statements from a currency other than FIM.

    The Consolidated Financial Statements are prepared under the historical cost convention. Estimates and assumptions used by management in preparing these Consolidated Financial Statements were determined using the most recent and accurate information available. Actual results could differ from those estimates.

Principles of consolidation

    The Consolidated Financial Statements include the accounts of Sonera Corporation and those companies in which it holds, directly or indirectly through subsidiaries, over 50 percent of the shares and voting rights.

    The companies acquired or established during the financial period have been consolidated from the month of acquisition or formation. The companies disposed of during the financial period have been consolidated up to the month of disposal.

    All intercompany transactions and balances are eliminated as part of the consolidation process. Minority interests in earnings and shareholders' equity are presented separately in the income statement and balance sheet.

    Acquisitions of companies are accounted for by using the purchase method. The cost of acquired shares is allocated to the fair values of acquired assets and liabilities. The remaining difference is carried as goodwill on consolidation and amortized over its estimated useful life, generally not exceeding ten years.

    In April 2000, Sonera acquired all shares in Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. In June 2000, Sonera acquired all shares in iD2 Holding AB of Sweden. The acquisition was paid for by issuing 4,802,431 new shares. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from these acquisitions.

    The total number of shares issued in connection with Across and iD2 acquisitions was 21,534,486 and the fair value of shares issued, based on the time of issuance, totaled E1,147 million. If fair value had been used to record the transactions, Sonera would have recorded goodwill and a corresponding increase in share premium fund totaling E1,136 million. Assuming a five-year amortization period for goodwill, Sonera would have recorded amortization of goodwill of E852 million, including an impairment loss of E704 million, for the year ended December 31, 2000.

    Earnings in companies in which Sonera has significant influence (associated companies) are included in the consolidated accounts in accordance with the equity method of accounting. Generally, Sonera is considered to have significant influence when it holds 20 to 50 percent of the shares and voting rights. Additionally, Aerial Communications, Inc. was treated earlier as an associated company, even though Sonera's ownership was under 20 percent since Sonera had significant influence in the company and had a right to increase its interest in the company to 20 percent, at Sonera's option. In May 2000, Aerial merged with VoiceStream Wireless Corporation, after which Sonera did not treat the merged entity as an associated company. Any goodwill arising from the acquisition of shares in associated companies is included in the carrying value of investments in associated companies and amortized over estimated useful life, generally not exceeding ten years.

F–9

    Shareholdings which are not treated as subsidiaries or associated companies are carried at cost or at a written-down amount, and only dividends received are included in the consolidated income statement.

Foreign currency translation

    Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of transaction. At the end of the accounting period, unsettled foreign currency balances are translated at the closing rate on the balance sheet date. Foreign exchange gains and losses on trade accounts receivable and payable are credited or charged to revenues and operating expenses, respectively. In relation to revenues and operating expenses, these exchange gains and losses are insignificant. Other foreign exchange gains and losses are recorded as financial income and expenses.

    All receivables and payables on December 31, 1998, which were denominated in currencies of the euro zone were translated into Finnish markka at the fixed exchange rates effective as of January 1,1999, and the resulting exchange gains and losses were recognized as realized gains and losses for the year ended December 31, 1998.

    The income statements of foreign subsidiaries are translated at the average exchange rates for the accounting period, and the balance sheets are translated at the closing rate at the balance sheet date.

    All translation differences arising from the consolidation of foreign subsidiaries and associated companies are credited or charged directly to retained earnings.

Derivative financial instruments

    The business operations of Sonera give rise to certain exposure to risks related to interest rates and foreign currency. These risks are managed to minimize their impact on Sonera's profitability and financial position.

    Sonera considers its derivative financial instruments to be hedging instruments when certain criteria are met:

  •
  For an interest rate derivative instrument to qualify as a hedge, the instrument must

  (a)
  relate to an asset or a liability, or to a portfolio of assets and liabilities; and

  (b)
  change the character of the interest rate by converting variable rate to a fixed rate or by converting fixed rate to a variable rate.

  •
  For a foreign currency derivative instrument to qualify as a hedge, the instrument must

  (a)
  be related to a foreign currency asset, liability or firm commitment, or a portfolio of assets, liabilities and firm commitments, the characteristics of which have been identified;

  (b)
  involve the same currency as the hedged item; and

  (c)
  reduce the risk of foreign currency exchange movements on Sonera's operations.

    Derivative financial instruments are not used for speculative purposes.

F–10

Interest rate swaps

    Interest rate swap agreements that are designated as hedges of a debt obligation are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

    Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

Forward exchange contracts and currency swaps

    Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The interest component determined at the inception of contracts is accrued as interest income or expense over the contract term.

Interest rate and foreign currency options

    Gains and losses on interest rate and foreign currency options that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Option premiums are recorded as an asset or liability and amortized over the life of the option.

Fixed assets and other long-term investments

    The balance sheet values of fixed assets are stated at historical cost, less accumulated depreciation and amortization. Construction costs include directly allocable costs and an appropriate allocation of material and production overheads. Production overhead does not include general and administrative expenses.

    Starting from the year ended December 31, 2000, interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in coming years as a part of depreciation on fixed assets. The cumulative effect of the charge in accounting practice, E6 million (net of deferred tax effect of E2 million), was recorded for the year ended December 31, 2000. Prior year financial statements have not been restated.

    The cost of assets received from Posts and Telecommunications of Finland upon the incorporation of Telecom Finland Ltd on January 1, 1994 was equal to the carrying value of transferred assets on the December 31, 1993 balance sheet of the former government authority. The carrying values of assets transferred did not exceed fair values of those assets on January 1, 1994.

F–11

    Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets, except for land, which is not depreciated. Estimated useful lives for various assets are:

Intangible rights	3–10 years
Goodwill	5–10 years
Other intangible assets	3–10 years
Buildings	15–40 years
Machinery and equipment	3–13 years
Telecommunications networks	4–20 years
Other tangible assets	3–10 years

    Sonera reviews its fixed assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, a write-down is recognized in an amount by which the asset's carrying value exceeds the sum of the expected future cash flows.

    Long-term investments and receivables include financial assets which are intended to be held for over one year. Marketable equity securities are stated at cost, or at lower market value if the impairment in value is deemed to be permanent. Marketable debt securities are stated at cost when intended to be held to maturity, or at the lower of cost or market when available for sale.

Leased assets

    Sonera leases certain equipment to its customers under capital lease terms. These lease transactions are accounted for as a sale of asset and an incurrence of an interest-bearing receivable. Sonera considers a lease agreement to qualify as a capital lease when one or more of the following criteria are met:

  (a)
  the lease term is equal to 75 percent or more of the estimated economic life of the leased equipment;

  (b)
  the present value at the beginning of the lease term of the minimum lease payments is 90 percent or more of the fair value of the leased equipment;

  (c)
  the lease contains a bargain purchase option; or

  (d)
  the lease transfers ownership of the equipment to the lessee by the end of the lease term.

    Sonera does not currently hold any significant assets under capital lease terms. Assets held under operating leases are not recorded on the balance sheet, and the lease payments are charged to income as incurred.

Inventories

    Inventories are stated at the lower of cost or net realizable value. Cost is determined either using the first-in, first-out method or the average cost method.

F–12

Prepaid/accrued expenses and income

    Prepaid expenses and accrued income mainly consist of accrued interest income and financial fee income. Accrued expenses and prepaid income mainly consist of accrued interest, income tax and payroll-related expenses.

Cash and short-term investments

    Cash and cash equivalents include cash on hand, cash in banks and in time deposits with a maturity of less than three months, as well as other highly liquid funds equivalent to cash money, with a maturity of less than three months.

    Short-term investments include equity securities as well as time deposits and other debt securities for which the intended holding period generally is less than one year. Marketable debt and equity securities are stated at the lower of cost or market.

Revenues

    Revenues include revenue from services and goods sold, adjusted for discounts granted, salesrelated taxes and the effects of foreign exchange rate differences.

    Revenues from connection charges (including the price of SIM cards) that are received from the sale of new subscriptions are recognized at the time of sale to the extent of direct costs incurred. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card, and the cost of the printed new customer information package. For the fixed line connection revenues, the direct costs consist primarily of installation work and the cost of a printed telephone directory given to each new subscriber. To date direct costs associated with connection fees (including the price of SIM cards) have exceeded such revenues. Therefore, no connection revenues have been deferred.

    Revenues from monthly subscription charges are recognized for the month that they relate to. Traffic revenues and interconnection revenues are recognized based on actual traffic.

    Other revenues are recognized when services are rendered, or when goods are delivered to the customer, and the earnings process is complete. Sonera has no significant long-term contract deliveries.

Research and development

    All costs relating to research and development activities are expensed as incurred. Research and development expenditure was approximately E52 million, E64 million and E70 million for the years ended December 31, 1998, 1999 and 2000, respectively.

Maintenance, repairs and renewals

    Maintenance and repair costs are expensed as incurred. Costs from any major improvement or renovation that extend the useful life of an asset are capitalized as part of the carrying value of the asset. Costs from leasehold improvements of rental premises are capitalized as intangible assets and amortized over 10 years or, if shorter, over the lease term.

Pension plans and coverage of pension liabilities

    The statutory pension benefits as well as certain additional pension benefits for most of the personnel in Finland are funded through the PT Pension Fund. Sonera is responsible for ensuring

F–13

that its pension liabilities are sufficiently funded at all times. On December 31, 2000, both statutory and additional pension benefits were fully funded. Under the Finnish regulations, the funding requirements are based on book value, not fair value, of the assets held by the pension fund.

    Sonera makes monthly contributions to the PT Pension Fund at the end of each month and records those contributions as expenses. Other than amounts accrued for the next contribution payable, Sonera does not record liabilities for pensions as the Company has transferred all such funds to the PT Pension Fund.

    The PT Pension Fund is a multi-employer plan, established to fund pension obligations of Sonera and Finland Post Group. Even though Sonera and Finland Post do not have a common parent company after the Demerger on July 1, 1998, there are no legal requirements for dividing the PT Pension Fund in two as long as the Finnish State holds at least 50 percent of all shares in both companies. However, Sonera and Finland Post are currently planning to divide the PT Pension Fund in two. Since the split-up would result in the separation of plan assets in relation to the respective shares of total liabilities, management estimates that the split-up would not significantly change Sonera's pension obligations and the funding status of those obligations. The PT Pension Fund has received an advance ruling from the Finnish Central Tax Board, according to which the split-up will not be considered a taxable transaction for the PT Pension Fund.

    The statutory pension liabilities of certain minor Finnish subsidiaries are funded through pension insurance. Subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are generally funded through payments to insurance companies.

    As of December 31, 2000, the Chairman of the Board of Directors, the President of the Parent Company and three members of the Management Group had a right to retire after the age of 60, at the statutory 60 percent total pension. Additionally, one member of the Management Group had a right to retire after the age of 60 at the total pension of 66 percent. These additional pension benefits have been funded through a group pension insurance. There are no significant exceptions from the normal practices in the pension benefits of Managing Directors of subsidiaries. However, certain Managing Directors have a right to retire at the age of 63 to 64, based on the additional pension benefit arrangement related to the departure from the Finnish State pension plan. These additional pension benefits have been funded through the PT Pension Fund.

Commissions paid to distributors

    Sonera pays the distributors of Sonera's mobile subscriptions a sign-up commission per subscription. The commission received by the distributor is divided into five payments, the timing of which are dependent, among other things, on the accumulated traffic produced by the new subscriber and on the timely payment of monthly subscription charges of the new subscriber.

    The first payment of commission is a fixed amount and is earned by the distributor at the time of sale of a new subscription, and is charged to expense accordingly.

    The second, third and fourth payments of commission are also fixed amounts. However, they are earned by the distributor at specific points in time if the subscription remains active. The expense for these payments is accrued ratably over such periods of time.

    The fifth payment of commission is a fixed amount that is earned by the distributor if a specific accumulation of traffic by the subscriber is achieved. The fifth payment is accrued based on the actual traffic. If the accumulation of traffic does not exceed the milestone the distributor receives no payment at all.

F–14

    Once conditions for the payment have been met, amounts will be paid to the distributor and are not subject to refund.

Other operating income and expenses

    Other operating income includes income from business activities outside ordinary service production, such as rental income and gains from the sale of fixed assets and other long-term investments, as well as fees charged on collection of overdue receivables.

    Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to general administration. Additionally, losses from the disposition of fixed assets and other long-term investments are reported within other operating expenses.

    All advertising costs are expensed as incurred. Advertising expenses were approximately E22 million, E37 million and E40 million for the years ended December 31, 1998, 1999 and 2000, respectively.

Provisions for contingent losses

    Provisions are made for identified contingent losses of which the future realization is probable and of which the amount can be reasonably estimated. Provisions are reported as non-interest bearing liabilities in the balance sheet. Sonera did not have any material provisions for contingent losses during the years ended December 31, 1998, 1999 and 2000.

Untaxed reserves

    In Finland and certain other countries, companies are allowed to reduce or increase taxable income by charges or credits representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company's financial statements and accumulated as untaxed reserves in the balance sheet. The major part of Sonera's untaxed reserves relates to the accumulated tax depreciation of telecommunications networks exceeding the accumulated depreciation in financial statements.

    On consolidation, all allocations to untaxed reserves in the accounts of individual Group companies are presented as retained earnings, net income and a related deferred tax component on an aggregate basis. Under the Finnish Companies Act, untaxed reserves presented as retained earnings are not included when calculating the maximum amount of distributable funds.

Income taxes

    Income taxes consist of current and deferred taxes. Current taxes in the income statement include estimated taxes payable or refundable on tax returns for the financial year, as well as adjustments to tax accruals related to previous years.

    Deferred tax liabilities or assets are recognized for the future tax consequences of events that have been recognized in financial statements or tax returns, based on the tax laws and tax rates that have been enacted by the balance sheet date. Deferred tax liabilities are recognized at their full amounts, and deferred tax assets at estimated realizable amounts. The deferred taxes in the income statement represent the net change during the year in deferred tax liabilities and assets.

F–15

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

Dividends

    In Finland, dividends are generally only payable annually and only after shareholder approval of the company's annual financial statements and of the amount proposed by the board of directors.

    Dividends proposed by the Board of Directors have not been recorded as a liability in the Consolidated Financial Statements. Only after the annual general meeting has approved the annual financial statements and the amount of dividends, the amount is deducted from retained earnings.

Consolidated statement of cash flows

    The statement of cash flows presents the annual cash flows classified as cash flows from operating, investing and financing activities, arriving at the change in cash and cash equivalents for the period. The consolidated statement of cash flows has been prepared in accordance with the indirect method by adjusting net income to reconcile it with cash flow from operating activities.

2.  Other operating income

    Other operating income consists of the following:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Rental income	3	3	4
Gain from Aerial/VoiceStream merger (a)	—	—	835
Gains from sales of business operations and shares Belgian, Dutch and German voice businesses	4	—	—
P Plus Communications Limited (28.5% associated company)	1	—	—
Mobicentrex business (100% subsidiary Abacus Solutions Oy) (b)	—	15	—
Axxon Telecom B.V. (40% associated company)	—	3	—
Star Telecom International Holding Limited (4.5%)	—	4	—
Turkcell Iletisim Hizmetleri A.S. initial public offering (c)	—	—	680
HanseNet Telefongesellschaft mbH & Co. KG (associated company 50%) (d)	—	—	22
Transmast Oy (associated company 40%) (e)	—	—	12
Suomen Erillisverkot Oy (subsidiary) (f)	—	—	11
Other gains from sales of business operations and shares	—	2	4
Gains from sales of fixed assets	2	1	—
Fees charged on collection of overdue receivables	9	11	13
Other items	5	6	8

Total	24	45	1,589

(a)
On March 30, 2000, the United States Federal Communications Commission ("FCC") gave final approval to the merger of Aerial Communications, Inc. ("Aerial") with VoiceStream Wireless Corporation ("VoiceStream"). The merger was completed on May 4, 2000. After the merger and Sonera's earlier U.S.$500 million investment in VoiceStream on February 28, 2000, Sonera's shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera's investment in VoiceStream is accounted for under the cost method. The cost basis of Voice-

F–16

  Stream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax non-cash gain of E835 million on the merger transaction for the second quarter of 2000. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

(b)
In December 1999, Sonera sold its wholly-owned subsidiary Abacus Solutions Oy (Mobicentrex business), which is specialized in telephone exchange services for mobile communications, to the Swedish company Trio AB. In exchange for shares in Abacus Solutions Oy, Sonera received 21 percent of shares in Trio AB, and recorded a capital gain of E15 million on the transaction. Trio AB's share is quoted on the Stockholm Stock Exchange.

(c)
In June–July 2000, the shareholders of Turkcell Iletisim Hizmetleri A.S. ("Turkcell") carried out an initial public offering of the company. Before the offering, Sonera purchased an additional interest of approximately 0.6 percent in Turkcell, whereby Sonera's holding in the company was approximately 41.6 percent. In the offering, Sonera sold 10,246,468,483 shares, which corresponds to approximately 10.3 percent of the Turkcell shares owned by Sonera prior to the offering. After the offering, Sonera holds approximately 37.3 percent in Turkcell. After the underwriting discount, Sonera's share of the sales proceeds from the offering totaled E735 million. Sonera recorded a gain of E680 million from the sale for the third quarter of 2000.

(d)
In May 2000, Sonera sold its 50 percent holding in the German service provider HanseNet Telefongesellschaft mbH & Co. KG to the other partner of the joint venture. The gain from the transaction recorded for the second quarter of 2000 amounted to E22 million.

(e)
In September 2000, Sonera sold to Fortum its 40 percent holding in Transmast Oy, which plans and installs mast structures and delivers base stations. A gain of E12 million was recorded for the third quarter of 2000.

(f)
In December 2000, Sonera sold 60 percent of its wholly owned subsidiary Suomen Erillisverkot Oy to the Finnish Ministry of Transport and Communications. Suomen Erillisverkot Oy has in its balance sheet the assets relating to closed radio network services and certain other network services used by the public safety authorities, the military and various other emergency and rescue services. A capital gain of E11 million was recorded for the fourth quarter of 2000.

F–17

3.  Operating expenses and number of personnel

    Information regarding operating expenses is as follows:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Cost of sold equipment and materials	116	142	160
Services bought:
Payments to other operators for use of networks	227	263	317
Payments for other external services (a)	140	168	194

	367	431	511
Personnel expenses: (b)
Wages and salaries	248	279	369
Pension expenses	30	29	45
Other personnel expenses	31	32	31

	309	340	445
Rental expenses	40	47	65
Other operating expenses:
Losses from disposition of fixed assets and other long-term investments	6	1	14
Other operating expenses (c)	222	265	404

	228	266	418

Total operating expenses	1,060	1,226	1,599

(a)
Other external services relate to the repair and maintenance of telecommunications network, and to other subcontracting services bought in the process of generating services provided to the customers.

(b)
Personnel costs attributable to the construction of telecommunications networks have been capitalized as part of the carrying value of networks. Capitalized personnel costs totaled E17 million, E19 million and E16 million for the years ended December 31, 1998, 1999 and 2000, respectively. Fees and salaries paid to members of the Supervisory Board totaled E72 thousand, E72 thousand and E70 thousand for the years ended December 31, 1998, 1999 and 2000, respectively. Fees and salaries paid to Board of Directors totaled E108 thousand, E97 thousand and E469 thousand. Fees and salaries paid to the President and CEO of Sonera Corporation and the managing directors of subsidiaries totaled E2.5 million, E2.9 million and E4.2 million for the years ended December 31, 1998, 1999 and 2000, respectively.

(c)
Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to the general administration.

    Number of personnel is as follows:

	As of or for the year ended December 31,
	1998	1999	2000
Average number of personnel during the period	8,609	9,270	10,305
Number of personnel at the end of the period	9,068	9,512	11,271

F–18

4.  Depreciation, amortization and write-downs

    Depreciation, amortization and write-down expenses consist of the following components:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Depreciation and amortization
Intangible rights	6	8	12
Goodwill	3	7	5
Other tangible assets	3	3	2
Buildings	9	9	8
Machinery and equipment	29	34	43
Telecommunications networks	206	211	214
Other tangible assets	5	9	15

	261	281	299
Write-downs
Buildings	3	—	—
Telecommunications networks	34	—	—

	37	—	—

Total	298	281	299

    As a consequence of a significant reduction in the number of subscribers to Sonera's analog NMT services during the latter part of 1998, a write-down of E34 million on certain assets related to Sonera's NMT networks was recorded for the year ended December 31, 1998.

5.  Financial income and expenses

    The components of financial income and expenses, net, are as follows:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Dividend income	5	21	21
Interest income
On long-term loans receivable	3	4	6
Other interest income	9	10	76
Other financial income	2	6	28
Interest expense	(19)	(40)	(155)
Capitalized interest	—	—	20
Other financial expenses	(1)	(1)	(5)
Exchange gains (losses)	(1)	—	—

Total	(2)	—	(9)

    Dividend income includes dividends received from shareholdings which are not accounted for as subsidiaries or associated companies. Dividend income mainly consists of dividends received from LibanCell S.A.L. for E3 million, E3 million and E4 million during the years ended December 31, 1998, 1999 and 2000, respectively, and E2 million, E18 million and E17 million received from

F–19

investments in venture capital funds during the years ended December 31, 1998, 1999 and 2000, respectively.

    In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation on fixed assets. Accumulated capitalization of interest expenses at December 31, 2000 totaled E41 million, of which E24 million has been capitalized on telecommunications networks and E17 million on investments in associated companies. Accumulated depreciation of capitalized amounts was E14 million, and the carrying amount on the balance sheet of December 31, 2000 was E27 million.

6.  Income taxes

    The domestic and foreign components of profit before income taxes, minority interest and extraordinary items are as follows:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Finland	313	435	1,125
Other countries	33	62	735

Total	346	497	1,860

    The components of income taxes are as follows:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Current tax expense	76	108	277
Deferred tax expense	18	18	41

Total	94	126	318

F–20

    The differences between income tax expense computed at Finnish statutory tax rate (28 percent in 1998 and 1999 and 29 percent in 2000) and income tax expense recorded in income statement are as follows:

	Year ended December 31,
	1998	1999	2000
	(in E millions)
Hypothetical income tax expense at Finnish tax rate	97	139	539
Non-deductible expenses and tax exempt income	—	(7)	(215)
Write-downs on subsidiary shares and use of tax loss carryforwards	(5)	(1)	(27)
Operating losses outside Finland with no deferred tax benefit recognized	7	5	24
Difference between Finnish tax rate and deferred tax rate for associated companies	(5)	(12)	(7)
Difference between Finnish tax rate and tax rate abroad	—	—	3
Effect of goodwill amortization	—	—	1
Change in Finnish tax rate on January 1, 2000	—	3	—
Other items	—	(1)	—

Income tax expense in the income statement	94	126	318

    The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences:

	As of December 31,
	1998	1999	2000
	(E in millions)
Deferred tax assets
Tax loss carryforwards	15	37	57
Less valuation allowance	(15)	(29)	(56)
Fixed assets	—	—	4
Investments in associated companies	17	17	—
Accrued expenses	1	3	—

	18	28	5
Deferred tax liabilities
Property, plant and equipment	(78)	(80)	(87)
Investments in associated companies	(15)	(41)	(49)
Other items	(1)	(1)	(8)

	(94)	(122)	(144)

Net deferred tax liability	(76)	(94)	(139)

    Sonera had tax loss carryforwards, mainly attributable to foreign subsidiaries, of E47 million, E110 million and E184 million on December 31, 1998, 1999 and 2000, respectively. Most of the tax loss carryforwards have no expiration.

F–21

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

    Sonera has recognized a deferred tax asset for its tax loss carryforwards and established a valuation allowance against this amount. That determination was based upon an analysis of "more likely than not" criterion applied to each tax jurisdiction. The Company determined the amount of the valuation allowance based upon the weight of all available evidence, both positive and negative, including consideration of reversing taxable temporary differences in each tax jurisdiction as well as available tax planning strategies. The valuation allowance was established for tax loss carryforwards that exceeded the amount of reversing taxable temporary differences in certain tax jurisdictions outside Finland due to the following:

  •
  history of operating losses generated by companies in those separate tax jurisdictions, primarily due to the start-up nature of the operations;

  •
  lack of evidence that profits will be generated by those operations in the foreseeable future; and

  •
  expenditures, which will result in further losses, to be made by those companies to develop media and new service businesses.

    Based on this information the Company determined that it is not "more likely than not" that certain deferred tax assets will be realized related to these tax loss carryforwards.

    Deferred tax liability has been provided for the undistributed earnings in foreign associated companies because Sonera may not be able to control the timing of dividend payments out of those earnings. The amount of deferred tax liability is equal to the withholding tax burden of possible dividend payments, the rate of which varies from country to country. Deferred tax liability has not been provided on undistributed earnings of Finnish associated companies since dividends between Finnish companies are effectively tax exempt.

    Deferred tax liability has not been provided on undistributed earnings of foreign subsidiaries because such amounts would have been less than E1 million for the years ended December 31, 1998, 1999 and 2000, respectively. As of December 31, 1998, 1999 and 2000 Sonera had retained profits of E15 million, E17 million and E691 million, respectively, in its foreign subsidiaries. The retained profits in foreign subsidiaries as of December 31, 2000 consisted mainly of the retained profits in Sonera Holding B.V. and Sonera is able to repatriate those retained earnings tax free.

7.  Effect of accounting changes

    The cumulative effect of changes in accounting practice is as follows:

	As of December 31,
	1998	1999	2000
	(E in millions)
Change in Turkcell's equity accounting (net of deferred tax benefit of E4 million)	—	—	(41)
Capitalized interest expenses (net of deferred tax expense of E2 million)	—	—	6

Total	—	—	(35)

F–22

Equity accounting for Turkcell

    As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell in such a manner that Sonera's consolidated financial statements for each quarter include the last available quarterly financial statements of Turkcell. Previously, Sonera's consolidated financial statements for each quarter have included a preliminary estimated share of Turkcell's net income for the corresponding period.

    The accounting change was made in anticipation of the Turkcell initial public offering and stock exchange listing, after which Sonera no longer has any other information available for the preparation of its consolidated financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

    The cumulative effect of accounting change, an expense of E41 million, consists of the reversal of Turkcell's equity income for the last quarter of 1999 that is included in Sonera's retained earnings (expense of E33 million); an adjustment to reflect the final results of Turkcell's 1999 audited financial statements (expense of E12 million); and the related deferred tax effect (benefit of E4 million).

    Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the first quarter of 2000.

Capitalization of interest

    In the third quarter of 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in the coming years as part of depreciation on fixed assets.

    The cumulative effect of accounting change, income of E6 million, consists of the accumulated capitalization of interest costs (income of E20 million); the accumulated depreciation expense for the capitalized amounts (expense of E12 million); and the related deferred tax effect (expense of E2 million).

    Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the third quarter of 2000.

8.  Earnings per share

    Earnings per share amounts are calculated as follows:

	Year ended December 31,
	1998	1999	2000
Profit before extraordinary items (E in millions)	251	370	1,541
Net income (E in millions)	251	370	1,506

Average number of shares issued and outstanding (in thousands)	720,247	722,000	735,917
Earnings per share, before extraordinary items (E)	0.35	0.51	2.09
Cumulative effect of accounting changes, net of income taxes (E)	—	—	(0.04)

Earnings per share (E)	0.35	0.51	2.05

F–23

    Immediately after the Demerger in July, 1998, the Company had a total of 180,000,000 shares issued and outstanding. After two consecutive share splits carried out in July and September 1998, the Company had a total of 720,000,000 shares issued and outstanding. Earnings per share amounts have been calculated as if the number of shares had been 720,000,000 also for all the periods before the Demerger and the share splits.

    The number of shares on December 31, 1998, 1999 and 2000 was 722,000,000, 722,000,000 and 743,534,486, respectively, which includes zero, zero and 550,000 treasury shares repurchased, respectively.

    In November 1998, the Company issued 2,000,000 new shares in an employee offering. The weighted average number of shares for the years ended December 31, 1998, 1999 and 2000 was 720,246,575, 722,000,000 and 735,916,878 respectively.

    In May 1999 and July 2000, the Company issued employee bond loans with warrants. The fully diluted weighted average number of shares for the years ended December 31, 1999 and 2000 was 723,233,765 and 741,742,854. The diluted earnings per share was E0.51 and E2.03 for the years ended December 31, 1999 and 2000, respectively.

    According to Finnish GAAP, earnings per share exclude extraordinary items. For the years ended December 31, 1998 and 1999, no extraordinary items were reported. For the year ended December 31, 2000, extraordinary items included the cumulative effect of accounting changes.

9.  Fixed assets and other long-term investments

    Intangible assets consist of the following:

	As of December 31,
	1998	1999	2000
	(E in millions)
Intangible rights	29	40	60
Goodwill	7	12	30
Other intangible assets	17	17	26

Total	53	69	116

    Intangible rights primarily consist of licenses, lease rights and patents. Other intangible assets primarily relate to the costs of leasehold improvements on rental premises.

F–24

    Changes in fixed assets and other long-term investments during the year ended December 31, 2000 include the following:

	Historical cost on January 1, 2000	Capital expenditure and other additions	Disposals and other decreases	Accumulated depreciation on December 31, 2000	Carrying value on December 31, 2000
	(E in millions)
Intangible rights	60	33	(1)	(32)	60
Goodwill	25	23	—	(18)	30
Other intangible assets	28	11	—	(13)	26

Total intangible assets	113	67	(1)	(63)	116

Land	17	3	—	—	20
Buildings	157	15	—	(51)	121
Machinery and equipment	193	68	(1)	(141)	119
Telecommunications networks	1,972	208	(4)	(1,328)	848
Other tangible assets	62	26	(2)	(32)	54
Advances paid and construction in progress	30	94	(21)	—	103

Total property, plant and equipment	2,431	414	(28)	(1,552)	1,265

Investments in associated companies	1,637	1,344	(614)	—	2,367
Other shares and holdings	154	2,218	(2)	—	2,370
Long-term loans receivable	35	8	(1)	—	42

Total long-term investments and receivables	1,826	3,570	(617)	—	4,779

Total fixed assets and other long-term investments	4,370	4,051	(646)	(1,615)	6,160

F–25

10. Investments in associated companies

    Sonera's significant associated companies as of December 31, 2000 consist of the following:

			As of December 31, 2000
Company name	Percent of ownership	First year of acquisition	Cost of shares	Remaining goodwill	Carrying value
	%		(E in millions)
Turkcell Iletisim Hizmetleri A.S. (a)	37.3	1995	230	29	568
Fintur Holdings B.V. (b)	35.3	2000	136	6	123
Latvijas Mobilais Telefons SIA	24.5	1991	—	—	23
UAB Omnitel	27.5	1998	83	59	85
Pannon GSM Rt.	23.0	1993	72	48	75
ZAO North-West GSM	23.5	1993	4	—	15
Group 3G UMTS Holding GmbH (c)	42.8	2000	913	—	908
AS Eesti Telekom	24.5	1992	20	—	55
Lattelekom SIA	44.1	1994	209	114	289
AB Lietuvos Telekomas	30.0	1998	238	123	211

(a)
Turkcell's shareholders raised the company's share capital in May 2000 before the company's initial public offering. Sonera's portion of the increase in share capital amounted to E113 million. In June–July 2000, Turkcell's shareholders carried out the initial public offering of the company. After the offering, Sonera's shareholding in Turkcell is 37.3 percent (41.0 percent on December 31, 1999).

(b)
In January 2000, Turkcell and its principal shareholders, Sonera and the Cukurova Group, decided to establish a joint holding company named Fintur Holdings B.V. The company will develop and own Turkcell's stakes in GSM operators outside Turkey, and some of the previous subsidiaries of Turkcell and the Cukurova Group. Sonera acquired a 35 percent stake in Fintur by investing U.S.$127 million (E136 million) in the company in May 2000.

(c)
In September and December 2000, Sonera invested a total of E913 million in the share capital of Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH) in accordance with its 42.8 percent holding in the company. In addition, Sonera gave a shareholder loan of E2,719 million to the company, which paid for the license it had been awarded in the German UMTS auction using the funds it had received from shareholders.

    All companies in the above table are accounted for by using the equity method of accounting. Sonera amortizes goodwill in its investments in associated companies straight-line over estimated useful life, generally not exceeding ten years.

    Differences between carrying and fair values of the publicly quoted associated companies are presented in Note 18 to the Consolidated Financial Statements.

F–26

    Total investments in associated companies and the changes therein include the following:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Investments in associated companies at cost:
Historical cost of shares on January 1	175	1,088	1,400
Investments in associated companies	918	319	1,195
Transfers to other shares and holdings	—	—	(556)
Disposals	(5)	(7)	(77)

Historical cost of shares on December 31	1,088	1,400	1,962
Equity adjustment to investments in associated companies:
Accumulated equity adjustment on January 1	31	60	237
Translation difference	(11)	70	28
Dividends received during the year	(9)	(14)	(30)
Transfers to other shares and holdings	—	—	68
Disposals	(3)	11	(19)
TietoEnator Corporation repurchase and retirement of shares	(5)	—	—
Equity income in associated companies	59	110	121
Other changes	(2)	—	—

Accumulated equity adjustment on December 31	60	237	405

Carrying value of investments in associated companies on December 31	1,148	1,637	2,367

    The following table presents certain summarized financial information for Sonera's associated companies:

	As of or for the year ended December 31,
	1998	1999	2000
	(E in millions)
Revenues	1,845	4,077	4,981
Operating profit	391	754	944
Profit before extraordinary items and taxes	223	501	786
Net income	204	456	690
Non-current assets	2,915	5,148	14,714
Current assets	1,001	1,686	1,908
Total assets	3,916	6,834	16,622
Shareholders' equity	1,344	3,018	5,541
Minority interest	—	14	52
Non-current liabilities	1,846	2,357	2,049
Current liabilities	726	1,445	8,980

F–27

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

    Sonera's share of net income and shareholders' equity are presented in the Consolidated Income Statement and Consolidated Balance Sheet as follows:

	As of or for the year ended December 31,
	1998	1999	2000
	(E in millions)
Sonera's share of net income	94	188	187
Amortization of goodwill and other eliminations	(35)	(78)	(66)

Equity income in associated companies	59	110	121

Sonera's share of shareholders' equity	474	913	1,987
Unamortized goodwill and other eliminations	674	724	380

Carrying value of investments in associated companies	1,148	1,637	2,367

11. Shareholders' equity

    Changes in shareholders' equity for the years ended December 31, 1998, 1999 and 2000 are as follows:

	Number of shares outstanding	Share capital	Share premium fund	Treasury shares	Additional paid-in capital	Accumulated currency translation adjustment	Retained earnings	Total
	(in thousands)	(E in millions)
January 1, 1998	180,000	303	—	—	511	2	496	1,312
Share splits	540,000	—	—	—	—	—	—	—
Equity issue	2,000	1	13	—	—	—	—	14
Dividends paid	—	—	—	—	—	—	(132)	(132)
Currency translation adjustment	—	—	—	—	—	(14)	—	(14)
TietoEnator Corporation repurchase and retirement of shares	—	—	—	—	—	—	(5)	(5)
Other changes	—	—	—	—	—	—	(2)	(2)
Net income for the year	—	—	—	—	—	—	251	251

December 31, 1998	722,000	304	13	—	511	(12)	608	1,424
Bonus issue	—	6	—	—	(6)	—	—	—
Dividends paid	—	—	—	—	—	—	(61)	(61)
Currency translation adjustment	—	—	—	—	—	67	—	67
Other changes	—	—	—	—	—	—	1	1
Net income for the year	—	—	—	—	—	—	370	370

December 31, 1999	722,000	310	13	—	505	55	918	1,801
Equity issues	21,534	10	1	—	—	—	—	11
Dividends paid	—	—	—	—	—	—	(87)	(87)
Treasury shares repurchased	(550)	—	—	(28)	—	—	—	(28)
Currency translation adjustment	—	—	—	—	—	30	—	30
Net income for the year	—	—	—	—	—	—	1,506	1,506

December 31, 2000	742,984	320	14	(28)	505	85	2,337	3,233

Share capital and share premium fund

    Immediately after the Demerger on July 1, 1998, the Company had a total of 180,000,000 shares issued and outstanding, nominal value of FIM 10 each. Two consecutive share splits were

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carried out in July and September 1998, after which the Company had a total of 720,000,000 shares issued and outstanding, nominal value of FIM 2.50 each (approximately E0.42 each). Share capital totaled FIM 1,800 million (E303 million) after the Demerger.

    In the employee offering carried out in November 1998, the Company issued 2,000,000 new shares for a price of FIM 40.50 (E6.81) each. The price of shares issued to the employees was equal to 90 percent of the price at which the Finnish State sold part of its shares to other investors at the same time. New shares were registered on November 17, 1998. FIM 5 million (E0.8 million) of the proceeds from the offering were recorded as share capital and FIM 76 million (E12.8 million) were recorded to the share premium fund. On December 31, 1998, the number of shares issued and outstanding was 722,000,000 and the amount of share capital was FIM 1,805 million (E304 million).

    In January 1999, share capital was redenominated in euro and the nominal value of shares was abolished. In May 1999, the accountable par value of the share was increased to exactly 43 cents through a bonus issue by transferring the corresponding amount from additional paid-in capital to share capital. On December 31, 1999, the number of shares was 722,000,000 and share capital was E310,460,000.

    In April 2000, Sonera acquired the entire share capital of Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. The share capital was increased by E8 million and E1 million was recorded in share premium fund. In June 2000, Sonera acquired the entire share capital of iD2 Holding AB of Sweden. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers. The share capital was increased by E2 million and E0.3 million was recorded in share premium fund. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders' equity of the acquired company at the time of acquisition. On December 31, 2000, the total number of shares issued was 743,534,486 and share capital was E319,719,828.98.

    Under the Company's Articles of Association, the Company's authorized share capital may not be less than E309.6 million or more than E1,238.4 million. The issued share capital may be increased or decreased within these limits through a resolution by a general meeting of shareholders, without amendment to the Articles of Association. On December 31, 2000, the Company's Board of Directors held an authorization to issue a maximum of 18.465.514 shares. The authorization was valid until March 21, 2001.

Treasury shares

    On March 22, 2000, the Annual General Meeting of Sonera Corporation authorized the Board of Directors to repurchase a maximum of 14,440,000 Sonera shares. The authorization was valid until March 22, 2001, and by virtue of the authorization, shares can be repurchased with a view to using them as consideration in acquisitions or when the company purchases assets related to its business. By December 31, 2000, Sonera had repurchased 550,000 shares with an accountable par of E236,500, and the shares constitute approximately 0.07 percent of the entire share capital. The shares were repurchased during May 2000 at an average price of E51.36 per share and a total price of E28 million.

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Additional paid-in capital

    Additional paid-in capital is classified as unrestricted shareholders' equity and can be used for dividend distribution or for other purposes resolved by a general meeting of shareholders.

Dividend payments

    Dividend payments for the year ended December 31, 1998 represent Sonera's share of the cash dividends paid by PT Finland Ltd. The total cash dividend paid by PT Finland Ltd to the Finnish State was E185 million during the year ended December 31, 1998.

    As of January 1, 2000, Sonera has declared and paid dividends in euros. Past dividends have been declared and paid in Finnish markka.

Distributable funds

    On a consolidated level, retained earnings include untaxed reserves which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders' equity available for distribution on December 31 was as follows:

	As of December 31,
	1998	1999	2000
	(E in millions)
Retained earnings	608	918	2,337
Less untaxed reserves in retained earnings	(186)	(185)	(177)
Other undistributable retained earnings	—	(1)	—

Distributable retained earnings	422	732	2,160
Accumulated currency translation adjustment	(12)	55	85
Additional paid-in capital	511	505	505
Treasury shares	—	—	(28)

Total distributable funds	921	1,292	2,722

    The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the Parent Company and distributable funds of the Consolidated Balance Sheet. The distributable funds of the Parent Company Sonera Corporation were E674 million, E1,139 million and E1,665 million on December 31, 1998, 1999 and 2000, respectively.

F–30

    Untaxed reserves in the consolidated retained earnings relate to accelerated tax depreciations in Sonera's Finnish Group companies and consist of the following:

	As of December 31,
	1998	1999	2000
	(E in millions)
Accelerated tax depreciation
Intangible rights	4	5	8
Other tangible assets	1	2	2
Buildings	14	15	15
Machinery and equipment	9	5	(2)
Telecommunications networks	226	226	209
Other tangible assets	5	8	17

Total accelerated tax depreciation	259	261	249
Deferred tax liability on untaxed reserves	(73)	(76)	(72)

Untaxed reserves included in retained earnings	186	185	177

F–31

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

12. Long-term and current debt

    Long-term debt consists of the following on December 31:

	As of December 31,
	1998	1999	2000
	(E in millions)
From financial institutions:
Due in 2001; E100 million syndicated term loan; variable interest rate based on LIBOR (5.20 percent on December 31, 2000)	100	100	100
Due in 2003; E50 million term loan; variable interest rate based on Euribor (5.26 percent on December 31, 2000)	50	50	50
Due in semiannual installments in 2002–2004; DEM 300 million (E153 million) syndicated revolving credit facility; variable interest rate based on LIBOR	153	—	—
Due in semiannual installments in 2003–2005; DEM 1,000 million (E511 million) syndicated revolving credit facility; variable interest rate based on LIBOR (5.19 percent on December 31, 2000)	419	380	200
Due in 2008; E44 million term loan; variable interest rate based on LIBOR (5.33 percent on December 31, 2000)	44	44	44
Due in 2008; E42 million term loan; variable interest rate based on Euribor (5.33 percent on December 31, 2000)	—	42	42
Due in semiannual installments in 2003–2009; E200 million term loan; variable interest rate based on EIB reference rate (4.85 percent on December 31, 2000)	—	200	200
Due in varying amounts through 2003; subsidiary's U.S.$5 million bank loan; variable interest rate based on LIBOR (6.68 percent on December 31, 2000)	4	5	5
Due in 2001; subsidiary's U.S.$3.2 million bank loan; variable interest rate based on LIBOR (7.86 percent at December 31, 2000)	—	—	3
Other long-term loans from financial institutions drawn down by subsidiaries	1	1	2
Euro Medium Term Notes (E2.0 billion long-term loan program):
Due in 2009; E300 million Euro Medium Term Note; coupon interest 4.625 percent; issue price of the Note 99.272 percent	—	300	300
Due in 2005; E1,000 million Euro Medium Term Note; coupon interest 5.625 percent; issue price of the Note 99.432 percent	—	—	1,000
Employee bond loans with warrants:
Year 1999 employee bond loan with warrants; due in 2001; no interest	—	2	2
Year 2000 employee bond loan with warrants; due in 2002; no interest	—	—	1
Pension loans	17	—	—

Total	788	1,124	1,949

    Interest rates presented in the above table do not include any effects from the hedging measures. The DEM 300 million and DEM 1,000 million revolving credit facilities carry a commitment fee of 0.0625 percent of the undrawn amount.

F–32

    Maturities of long-term debt on December 31, 2000 are as follows:

	Loans from financial institutions	Euro medium term notes	Employee bond loans with warrants	Total
	(E in millions)
Due in 2001	105	—	2	107
2002	3	—	1	4
2003	131	—	—	131
2004	114	—	—	114
2005	73	1,000	—	1,073
Due thereafter	220	300	—	520

Total	646	1,300	3	1,949

    Long-term borrowing is primarily arranged by Sonera Corporation, and, with limited exceptions, individual subsidiaries may not enter into their own financing arrangements.

    On February 6, 2001, Sonera issued a Floating Rate Note (FRN) of E500 million as part of its Euro Medium Term Note (EMTN) program. With the FRN, Sonera diversifies its funding and replaces its existing short-term credit facilities. The term of the FRN is 18 months.

Current debt

    Current debt amount of E135 million on December 31, 1998 primarily related to the use of U.S.$400 million short-term revolving credit facility, which was extended in December 1998 and was due in June 1999. On December 31, 1998, E118 million had been drawn down under the short-term facility. Current debt on December 31, 1998 also included E17 million of short-term borrowings under the domestic commercial paper programs. The average interest rate of Sonera's short-term borrowings was 3.4 percent on December 31, 1998. There were no interest rate hedging instruments related to current debt as of December 31, 1998.

    On December 31, 1999, current debt of E172 million consisted of E71 million borrowings under the domestic commercial paper program; E100 million under the Euro Commercial Paper program; and E1 million of other current debt. The average interest rate of current debt was 4.3 percent on December 31, 1999 (3.4 percent when the hedging effects are included).

    On December 31, 2000, current debt of E3,848 million consisted of borrowings under a Term Loan Facility, for E3,250 million, due in November 2001; E340 million under the Euro Commercial Paper program; and E258 million under a domestic commercial paper program. The average interest rate of current debt was 5.48 percent on December 31, 2000 (5.43 percent when the hedging effects are included).

    On December 31, 2000, Sonera's current liabilities of E4,512 million exceeded the amount of current assets of E3,614 million. On December 31, 2000, Sonera had E465 million of undrawn revolving credit facilities, a E700 million of unused long-term bond-based credit facility as well as undrawn commercial paper credit facilities amounting to E202 million.

    In March 2001, Sonera sold its 18.7 percent interest in TietoEnator for E424 million. In May 2001, Sonera sold 3,300,000 shares in VoiceStream for E357 million and 1,100,000 shares in Powertel for E75 million. Additionally, on May 31, 2001, Sonera closed the sale of its remaining interest in VoiceStream and Powertel to DeutscheTelekom, receiving E292 million cash and

F–33

approximately 72 million Deutsche Telekom shares. Based on the Deutsche Telekom share price on May 31, 2001 on the Frankfurt Stock Exchange, the total value of Deutsche Telekom shares received was approximately E1.8 billion. According to the agreement between Sonera and Deutsche Telekom, Sonera can sell approximately 34.5 million Deutsche Telekom shares three months after the closing, and can sell all shares six months after the closing.

    On June 18, 2001, Sonera agreed on a syndicated variable rate loan facility of E1.33 billion. The maturity of the facility is three years and the drawn-down amounts bear a variable interest rate based on Euribor. The long-term facility will be used to partially refinance Sonera's E3.25 billion short-term facility maturing on October 25, 2001. Sonera expects to repay the rest of the short-term facility with sales proceeds from Deutsche Telekom shares, and from other sales of non-core assets.

13. Other long-term liabilities

    Other long-term liabilities consist of the following:

	As of December 31,
	1998	1999	2000
	(E in millions)
Advances received	9	11	19
Provision for year 2000 costs	4	—	—
Other long-term liabilities	2	9	13

Total	15	20	32

    Advances received primarily relate to a cross-border finance lease-leaseback agreement entered into in December 1998, and an advance received from GTS Finance on behalf of its Russian subsidiary in 2000.

14. Supplemental cash flow information

    The following is a summary of non-cash financing and investing activities:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Acquisitions of subsidiaries:
Non-cash assets acquired	3	12	33
Less liabilities assumed	(1)	(3)	(13)

Cash paid, net of cash acquired	2	9	20

Disposals of subsidiaries:
Non-cash assets disposed of	—	1	3
Liabilities disposed of	—	(2)	(5)

Net non-cash liabilities sold	—	(1)	(2)

Gain on sale	—	3	11

Cash received from sale, net of cash disposed	—	2	9

F–34

    Cash paid for interest and income taxes is as follows:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Interest paid	19	29	53
Income taxes paid	53	140	313

    Sonera's Consolidated Financial Statements include two non-cash acquisitions made during the year ended December 31, 2000. On April 18, 2000, Sonera acquired all shares in Across Holding AB of Sweden and paid for the acquisition by issuing 16,732,055 new shares to the sellers. On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden and paid for the acquisition by issuing 4,802,431 new shares to the sellers. The fair value of purchase consideration was E897 million and E250 million for Across Holding and iD2 Holding, respectively. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders' equity of the acquired company at the time of acquisition. Accordingly, as a result of the two transactions, Sonera's share capital was increased by E10 million and E1 million was recorded in share premium fund.

15. Related party transactions

    Sonera has entered into technical assistance agreements with most of its associated companies. Under these agreements, Sonera supplies those companies with technical assistance relating to planning and constructing their networks, as well as to operating and maintaining the networks.

    Summarized information for the transactions between Sonera and its associated companies is as follows:

	As of or for the year ended December 31,
	1998	1999	2000
	(E in millions)
Long-term loans receivable	1	11	7
Current loans receivable	—	9	2,737
Trade accounts receivable	10	13	7
Prepaid expenses and accrued income	1	1	102
Other long-term liabilities	—	4	—
Advances received	—	1	—
Trade accounts payable	12	17	6
Accrued expenses and prepaid income	—	1	1
Other current liabilities	—	2	—
Fees charged from associated companies	24	28	24
Payments made for the services provided by associated companies	58	72	41

    Current loans receivable on December 31, 2000 included loans receivable of E2,719 million from Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH). The company used the funds received from its shareholders to pay for the license it had been awarded

F–35

in the German UMTS auction in August 2000. In addition to loan granted to Group 3G, Sonera has invested E913 million in the share capital of Group 3G UMTS Holding GmbH.

F–36

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

    Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by Sonera in the ordinary course of its business. Management believes that these transactions are made on commercial terms similar to those of Sonera's other customers or suppliers with the same size and location.

    Sonera did not have any loans receivable from the management during the periods presented.

16. Commitments and contingent liabilities

    Information regarding commitments and contingent liabilities is as follows:

	As of December 31,
	1998	1999	2000
	(E in millions)
Mortgages to secure own borrowings	17	1	—
Assets pledged
To secure own commitments	5	5	5
To secure borrowings of associated companies (a)	131	184	8
Guarantees on behalf of associated companies
For financing	118	103	85
For other commitments	2	—	—
Guarantees on behalf of other companies
Xfera Móviles S.A. (b)	—	—	428
Ipse 2000 S.p.A. (c)	—	—	193
Commitment to acquire shares	17	20	—
Repurchase commitments	1	—	3
Other commitments	—	—	3

(a)
Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totaled E244 million, E341 million and under one million euros as of December 31, 1998, 1999 and 2000, respectively.

(b)
Counterguarantees to bank guarantees of E428 million have been given by Sonera on behalf of Xfera Móviles S.A. The bank guarantees were given to the Spanish government to guarantee the fulfillment of commitments of Xfera related to its UMTS licence.

(c)
Counterguarantees to bank guarantees of E193 million have been given by Sonera on behalf of Ipse 2000 S.p.A. The bank guarantees were given to the Italian government to guarantee the fulfillment of commitments of Ipse related to its UMTS licence.

    In December 1998, Sonera entered into a cross-border finance lease-leaseback agreement under which Sonera leased some of its mobile telecommunications network equipment ("Head Lease") to a group of U.S. equity trusts which simultaneously leased the equipment back to Sonera ("Back Lease"). The ownership of the equipment, total book value of which was E151 million, E128 million and E96 million as of December 31, 1998, 1999 and 2000, respectively, is retained with Sonera. Both the Head Lease receivables and the Back lease obligations were settled at the inception of the lease agreements, and Sonera received a net cash consideration of U.S.$11 million which is presented in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by Sonera under the lease agreements. The agreement is valid for 15 years,

F–37

but Sonera has an option to terminate the agreement after 11 years after the inception of the agreement. There are no significant restrictions to the use of the equipment under the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was U.S.$224 million.

    Sonera's 47.1 percent associated company Turkcell Holding A.S. has pledged one fourth of Sonera's shares in Turkcell Iletisim Hizmetleri A.S. ("Turkcell") to secure Turkcell's loan financing. Turkcell Holding owns 51 percent of Turkcell, and Sonera's indirect ownership in Turkcell through Turkcell Holding is 24.0 percent. Additionally, Sonera has a direct ownership of 13.3 percent in Turkcell shares which are not pledged.

    Sonera leases office and certain other space, land and equipment under various noncancellable operating leases. Certain contracts include renewal options for various periods of time. Minimum annual rental payments for operating leases in effect on December 31, 2000 are as follows:

As of December 31, 2000
(E in millions)
Due in 2001	52
2002	36
2003	27
2004	14
2005	13
Thereafter	53

Total	195

17. Legal and regulatory proceedings

    Sonera is involved in a number of legal and regulatory proceedings mainly relating to the interpretation of the Telecommunications Market Act, competition law and consumer protection. Except for the proceedings described below, Sonera is not involved in any legal, arbitration or regulatory proceedings the outcome of which could be expected to have a material effect on Sonera's financial position. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

National roaming

    On September 23, 1998, Telia Finland Oy filed a complaint with the Finnish Competition Authority ("FCA") against Sonera and Oy Radiolinja Ab. Telia Finland requested the FCA to investigate whether Sonera and Radiolinja — by pricing national roaming in a manner that, according to Telia Finland, was unreasonable and discriminative — were engaged in an effort to restrict competition in the GSM mobile network market. On January 12, 2000, the FCA issued a decision maintaining that the pricing of national roaming applied by Sonera does not require any measures by the FCA. In its decision, the FCA states that Sonera does not, either alone or together with Radiolinja, have a dominant market position in the access markets of national mobile networks. Telia Finland has filed an appeal with the Finnish Competition Council against the decision issued

F–38

by the FCA. This appeal, however, concerns only Sonera. The case is still pending at the Competition Council, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or the final outcome of the proceedings.

Telia Finland/Swisscom AG service provider agreement

    On April 16, 1999, Telia Finland filed a complaint with the European Commission (DG IV) claiming that Sonera and Radiolinja had abused their dominant position in the mobile market in Finland by interfering with Telia Finland's service provider agreement with Swisscom AG. On November 21, 2000, Sonera received a supplementary submission to the complaint with the European Commission to which Sonera submitted its observations on December 22, 2000. Telia Finland's complaint with the European Commission is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or the final outcome of the proceedings.

Mobile network termination charges

    On November 20, 1998, Telia Finland filed a complaint with the Telecommunications Administration Center ("TAC") about the termination charges applied in Sonera's mobile networks. Telia Finland claimed that the termination fees charged by Sonera are not reasonable related to actual costs and that the fees are thus contrary to the interconnection decision issued by the Ministry of Transport and Communications. During 1999, 2000 and 2001, Sonera has submitted a number of statements to the TAC on the issue. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

Leased lines

    The TAC is currently investigating pricing and discount policies of several Finnish telecommunications operators with respect to their leased line operations. Sonera received a request for information from the TAC on January 29, 1999, to which it duly responded providing the requested information. On January 25, 2000, Telepohja Oy filed a complaint with the FCA requesting the FCA to investigate whether Sonera is abusing its alleged dominant position in the local telecommunications market of Sonera's traditional local network areas. The complaints are still pending and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

SMS services

    In November 1999, MTV3-Tele Oy filed a complaint against Sonera with the FCA claiming that the fees charged by Sonera for commercial SMS services (Short Message Services) are excessive. Sonera's response to the complaint stated that the SMS services it offers are reasonably priced and explained the division of fees and costs between the service provider and the content provider. The complaint is still pending and management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

    On May 2, 2000, Televerkko Oy filed a complaint with the FCA against Sonera claiming that Sonera is abusing its dominant market position in the market for mobile services especially in connection with the pricing of its SMS services to content providers. The FCA is investigating the pricing of Sonera's SMS services as well as the cost to Sonera to provide SMS services to content providers. Sonera submitted the requested information to the FCA on May 31, 2000. Management

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is currently not in a position to predict with any certainty the timing or likely outcome of the proceedings.

Other complaints

    On January 18, 2000, a complaint was filed with the FCA by Visual Data Oy, related to the pricing of so-called subscriber identification data and the access to various directories. On March 14, 2000, Satakunnan Markkinapörssi Oy filed a complaint with the FCA on the same issue. On June 12, 2000, Visual Data also filed a complaint on the issue with the TAC. The case is still pending both at the TAC and the FCA, and management is not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Holding in TietoEnator Corporation

    As of December 31, 2000, Sonera had an 18.7 percent holding in TietoEnator Corporation, one of the leading IT services providers in the Nordic countries. The FCA conditioned its approval of the merger of Tieto Corporation and Enator AB on Sonera's agreement to decrease by half its initial holding in TietoEnator by June 11, 2001. In addition, Sonera gave up one of its two seats on TietoEnator's Board of Directors at the company's annual general meeting of 2000. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

Lattelekom exclusive rights

    In August 2000, Tilts Communications A/S, a 90 percent Danish subsidiary of Sonera, started arbitration proceedings against the republic of Latvia under the rules of the International Chamber of Commerce (ICC) in Paris. The reason for initiating arbitration is the agreement signed in 1993 between the Republic of Latvia and Tilts. According to this agreement, the Latvian fixed line operator, Lattelekom SIA, in which Tilts owns 49% and the State of Latvia 51%, has exclusive rights to provide basic fixed network services in Latvia until the end of 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization that Lattelekom's exclusive rights would be revoked by January 1, 2003. A decision in the case is not expected before 2002.

Tax matters

    During the past few years and especially during 2000, Sonera has undertook significant incorporations of its operations and other restructurings of its organization, to meet the requirements of the changing industry and evolving businesses. Management believes that all transactions have been made in compliance with the Finnish tax legislation and foreign tax regulations, when applicable. Sonera has also requested for advance rulings for certain significant transactions to have certainty over the applicable tax treatment of such transactions. However, Sonera has not been tax audited for Finnish income taxes for any of the fiscal years starting from 1994. Management is currently unable to assess the timing or likely outcome of an income tax audit in Finland.

F–40

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

18. Financial instruments and financial risk management

    The following table presents the carrying values and fair values for financial instruments, using share prices and interest and exchange rates current at the balance sheet date. While the contract amounts presented for derivative instruments illustrate the scope of Sonera's hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of Sonera's risk exposure. See Note 1 to the Consolidated Financial Statements for the accounting policies for derivative financial instruments.

	As of December 31, 1998				As of December 31, 1999				As of December 31, 2000
	Contract amount	Carrying value	Fair value	Average maturity	Contract amount	Carrying value	Fair value	Average maturity	Contract amount	Carrying value	Fair value	Average maturity
	(E in millions)			(months)	(E in millions)			(months)	(E in millions)			(months)
Investments and loans:
Shares and holdings
VoiceStream Wireless Corporation		—	—			—	—			1,646	2,052
Aerial Communications, Inc.		153	70			323	791			—	—
Turkcell Iletisim Hizmetleri A.S.		199	199			382	382			568	2,695
AB Lietuvos Telekomas		222	222			232	232			211	138
TietoEnator Corporation		96	558			130	893			139	473
Powertel, Inc.		—	—			119	250			119	308
AS Eesti Telekom		—	—			46	231			55	186
724 Solutions Inc.		—	—			21	21			21	115
Conduit Plc		—	—			—	—			20	28
Other shares and holdings		532	533			538	551			1,958	1,956
Loans receivable		30	32			54	61			2,859	2,865
Cash and short-term investments		93	93			115	115			156	156
Long-term debt		788	793			1,124	1,127			1,842	1,848
Current portion of long-term debt		—	—			—	—			107	107
Current debt		135	135			172	172			3,848	3,848

F–41

	As of December 31, 1998				As of December 31, 1999				As of December 31, 2000
	Contract amount	Carrying value	Fair value	Average maturity	Contract amount	Carrying value	Fair value	Average maturity	Contract amount	Carrying value	Fair value	Average maturity
	(E in millions)			(months)	(E in millions)			(months)	(E in millions)			(months)
Derivative financial instruments:
Interest rate swaps
Euribor	244	—	(3)	32	604	7	(15)	69	2,103	36	36	48
Purchased interest rate options
Cap options, Euribor	—	—	—	—	120	1	3	38	200	1	1	24
Forward selling of foreign exchange
U.S.$	39	—	(2)	2	43	(2)	(2)	2	50	3	4	3
SEK	1	—	—	—	19	—	—	5	48	1	1	3
GBP	—	—	—	—	—	—	—	—	17	—	—	5
NOK	—	—	—	—	—	—	—	—	16	—	—	1
HKD	14	—	—	—	—	—	—	—	—	—	—	—
Other currencies	1	—	—	—	—	—	—	—	9	—	—	6
Forward buying of foreign exchange
U.S.$	—	—	—	—	61	3	2	2	125	(12)	(14)	3
DEM	576	—	—	—	—	—	—	—	—	—	—	—
ECU	194	(1)	—	—	—	—	—	—	—	—	—	—
SEK	—	—	—	—	—	—	—	—	3	—	—	1
Currency swaps — sell
SEK	2	—	—	1	—	—	—	—	—	—	—	—

    Fair values of the publicly quoted shares are based on December 31 closing prices. For other equity investments, fair value approximates the carrying value.

    The fair values of loans receivable, debt and derivative instruments are estimated using the expected future cash payments discounted at market interest rates current at the balance sheet date. The carrying value of cash and short-term investments approximates fair value.

    For the carrying values and fair values of derivative instruments, a positive value represents asset and a negative value represents liability.

Derivative financial instruments

    Interest rate swaps and options (cap) relate to the hedging of interest rate risk in respect of Sonera's long-term borrowings.

    Interest rate swaps as of December 31, 1998 consisted of 11 contracts with an average maturity of 32 months (ranging from 19 to 57 months), where Sonera paid fixed interest rate of 3.91 percent and received variable interest rate based on Libor (3.62 percent on December 31, 1998). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

    Interest rate swaps as of December 31, 1999 consisted of 15 contracts with an average maturity of 69 months (ranging from seven to 113 months). Swaps hedging the long-term loan portfolio totaled E304 million, where Sonera pays fixed interest rate of 4.07 percent and receives variable interest rate based on Euribor (3.22 percent on December 31, 1999). Additionally, Sonera has swapped its E300 million fixed rate Note (coupon interest 4.625 percent) into variable interest rate with contracts where Sonera receives fixed interest rate of 4.625 percent and pays variable interest rate based on Euribor (3.69 percent on December 31, 1999). At the time that the swap

F–42

contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

    Interest rate swaps as of December 31, 2000 consisted of 23 contracts with an average maturity of 48 months (ranging from seven to 98 months). Swaps hedging the long-term loan portfolio totaled E803 million, where Sonera pays fixed interest rate 4.69 percent and receives variable interest rate based on Euribor (4.98 percent on December 31, 2000). Additionally, Sonera has swapped its E300 million and E1,000 million fixed rate Notes (coupon interest 4.625 percent and 5.625 percent, respectively) into variable interest with contracts under which Sonera receives fixed interest rate of 5.39 percent on average and pays variable interest rate based on Euribor (5.35 percent on December 31, 2000). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

    Interest rate options totaling E120 million as of December 31, 1999 consisted of five contracts with an average maturity of 38 months. The average cap of the options was 4.63 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

    Interest rate options totaling E200 million as of December 31, 2000 consisted of seven contracts with an average maturity of 24 months. The average cap of the options was 4.98 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

    Forward selling of foreign exchange relates to the hedging of Sonera's trade accounts receivable and loans receivable in foreign currencies, and the maturities of these derivative financial instruments ranged from zero to two months as of December 31, 1998, from two to five months as of December 31, 1999 and from zero to 33 months as of December 31, 2000. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

    Forward buying of foreign exchange primarily relates to the hedging of Sonera's foreign currency loans, and, to a lesser extent, to the hedging of accounts payable in foreign currencies. The maturities of these derivative instruments were less than one month as of December 31, 1998, were two months as of December 31, 1999, and ranged from zero to ten months as of December 31, 2000. Forward buying of ECU and German mark related to the hedging of long-term loans drawn down in ECU and German mark during 1998. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

    Sonera does not hold positions in derivative financial instruments for speculative purposes.

Management of interest rate and foreign exchange risks

    Sonera's business operations give rise to certain exposure to risks related to interest rates and foreign exchange. These risks are managed to minimize their impact on Sonera's profitability and financial position. The majority of cash flows from Sonera's operations are in euros.

    Interest rate risks include the cash flow risk (changes in interest income and expenses when interest rates change) and the price risk (changes in the value of financial instruments when interest rates change). Sonera manages its interest rate risks by diversifying its portfolio of investments and loans in fixed and variable rate instruments, and by using interest rate swaps, interest rate options and forward rate agreements.

F–43

    Changes in exchange rates between the euro and other currencies in which Sonera has receivables, payables or other contractual items generate exchange gains and losses to the Group's result (transaction risk). Under its financial management policy, Sonera hedges all significant transaction risks with forward foreign exchange contracts, currency swaps and currency options.

    Changes in exchange rates between the euro and foreign currencies in which Sonera's foreign subsidiaries and associated companies report their results of operations and shareholders' equity for inclusion in the Consolidated Financial Statements generate translation differences to the consolidated shareholders' equity (translation risk). The hedging decision for each case is determined by taking into account the impact of hedging on the Group's result and cash flows, as well as the circumstances in local currency and capital markets, including the level of interest rates and the liquidity of the market. During the years ended December 31, 1998, 1999 and 2000, Sonera did not hedge its translation risks.

Management of credit risk

    Financial instruments involve a risk that the counterparties may be unable to meet their contractual commitments. The investments in financial instruments, including short-term investments of excess cash, long-term investments in debt securities and loans receivable, as well as the use of derivative instruments, are centrally managed in Sonera's Treasury function, and are limited to such counterparties and amounts as are approved by the Board of Directors. In the opinion of management, the counterparties of the Company's financial instruments are credit worthy and no significant losses are expected from existing contracts. In the normal course of business, no collateral is required by the Company.

    The credit risk with respect to Sonera's trade receivables is diversified both across a broad clientele of private individuals and among a large number of companies operating in various fields. Exposure to credit loss and subscriber fraud is monitored actively on a daily basis, including the processing of current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.4 percent, 0.3 percent and 0.3 percent during the years ended December 31, 1998, 1999 and 2000, respectively.

19. Segmented information

    Starting from the beginning of 2001, Sonera reports the following five business segments: (1) Mobile Communications Finland, (2) International Mobile Communications, (3) Service Businesses, (4) Sonera Telecom, and (5) Other Operations. The principal changes from the previously reported segments include (i) the division of former Mobile Communications into domestic and international segments to increase transparency and to reflect revised management responsibility, and (ii) the combining of the previously separate segments Fixed Network Voice and Data, and Equipment Sales and Other Operations, into Sonera Telecom, to reflect the management responsibility for the Sonera Telecom entity, and to better reflect the closely interrelated operations of the two previously separate reported segments. Sonera also incorporated its Sonera Telecom segment into a separate legal subgroup as of July 1, 2001. Segment information for all periods presented has been restated to comply with the revised reporting structure.

    Mobile Communications Finland consists primarily of digital GSM and analog NMT services in Finland. International Mobile Communications includes significant minority shareholdings in providers of mobile telecommunications services in Turkey, Germany, Italy, Spain, Norway, Hungary, the Baltic States, United States, Russia and Lebanon. Service Businesses includes internet,

F–44

directory, and other media businesses and new services based on mobile communications. Sonera Telecom includes standard fixed network domestic and international voice services, data services and leased lines, equipment sales, construction and maintenance and certain other operations, as well as significant minority shareholdings in providers of fixed network telecommunications services in the Baltic States. Other operations consists primarily of the Group's centralized services, corporate administration, and certain minor business operations.

    The presentation of Sonera's business segments is based on management accounts. Management accounts are monthly internal reports used by the chief operating decision maker to evaluate segment performance and to make decisions how to allocate resources to segments. In this process, various adjustments are made in order to properly allocate the cost of internal services and certain other administrative overhead expenses. Where a reliable measure exists, the allocation is based on actual usage of capacity or services. For services that depend on the number of employees, the allocation basis is the number of personnel. For other internal services and administrative expenses, rational and consistent allocation methods are used that are deemed to represent a fair approximation of the actual use of services. Due to significant interdependencies and overlaps among the operating units, the profitability information shown for each operation may not be indicative of the amounts which would have been reported if the operating units were operationally or legally independent of one another.

    Intercompany sales consist of (i) services or goods sold to other business segments for their use, and (ii) sales of services or goods for resale by another business segment in cases where that another business segment has the customer responsibility, and bears the risks and rewards of the revenue with an outside customers.

    The accounting policies underlying the reported segment data are the same as those described in Note 1 to the Consolidated Financial Statements.

F–45

Financial information followed by Sonera's management is presented separately for Sonera's business segments as of and for the years ended December 31, 1998, 1999 and 2000 as follows:

	As of or for the year ended December 31, 1998
	Mobile Communi- cations Finland	International Mobile Communi- cations	Service Businesses	Sonera Telecom	Other Operations	Eliminations	Consolidated
	(E in millions)
Sales to external customers	756	2	115	728	22	—	1,623
Intercompany sales	70	—	12	219	—	(301)	—

Total revenues	826	2	127	947	22	(301)	1,623

Operating profit	223	(1)	14	53	—	—	289
Equity income in associated companies	—	60	—	(7)	6	—	59
Unallocated amounts:
Financial income and expenses, net							(2)

Consolidated profit before income taxes, minority interest and extraordinary items							346

Segment assets (a)	482	533	28	1,216	119	—	2,378
Capital expenditures and investments in shares	166	396	6	615	66	—	1,249
Depreciation, amortization and write-downs	139	—	7	152	—	—	298
	As of or for the year ended December 31, 1999
	Mobile Communi- cations Finland	International Mobile Communi- cations	Service Businesses	Sonera Telecom	Other Operations	Eliminations	Consolidated
	(E in millions)
Sales to external customers	917	4	140	753	35	—	1,849
Intercompany sales	67	—	35	227	63	(392)	—

Total revenues	984	4	175	980	98	(392)	1,849

Operating profit	349	(4)	(60)	102	—	—	387
Equity income in associated companies	—	121	(2)	(19)	10	—	110
Unallocated amounts:
Financial income and expenses, net							—

Consolidated profit before income taxes, minority interest and extraordinary items							497

Segment assets (a)	499	1,009	51	1,271	189	—	3,019
Capital expenditures and investments in shares	148	337	53	184	26	—	748
Depreciation and amortization	123	—	13	145	—	—	281

F–46

	As of or for the year ended December 31, 2000
	Mobile Communi- cations Finland	International Mobile Communi- cations	Service Businesses	Sonera Telecom	Other Operations	Eliminations	Consolidated
	(E in millions)
Sales to external customers	1,054	5	207	781	10	—	2,057
Intercompany sales	80	—	47	239	75	(441)	—

Total revenues	1,134	5	254	1,020	85	(441)	2,057

Operating profit	414	1,502	(335)	162	5	—	1,748
Equity income in associated companies	—	120	(3)	3	1	—	121
Unallocated amounts:
Financial income and expenses, net							(9)

Consolidated profit before income taxes, minority interest and extraordinary items							1,860

Segment assets (a)	488	3,879	189	1,315	247	—	6,118
Capital expenditures and investments in shares	124	1,975	144	202	102	—	2,547
Depreciation and amortization	129	—	32	138	—	—	299

(a)
Segment assets include property, plant and equipment plus intangible assets, as well as investments in shares in associated companies and other minority shareholdings.

    The following table presents a reconciliation of the business segment assets to Sonera's consolidated total assets:

	As of December 31,
	1998	1999	2000
	(E in millions)
Total assets for reportable segments	2,378	3,019	6,118
Long-term loans receivable	29	35	42
Inventories	22	36	40
Receivables	292	404	3,418
Cash and short-term investments	93	115	156

Consolidated total assets	2,814	3,609	9,774

    The majority of Sonera's revenues are generated in Finland. The components of revenues by geographic area are as follows:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Sales to customers in Finland	1,549	1,766	1,958
Sales to customers outside Finland	74	83	99

Total	1,623	1,849	2,057

F–47

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

    Information about Sonera's long-lived assets (property, plant and equipment) by geographic area is as follows:

	As of December 31,
	1998	1999	2000
	(E in millions)
Finland	1,102	1,138	1,224
Outside Finland	21	21	41

Total	1,123	1,159	1,265

20. Subsidiaries, associated companies and other shareholdings

Group companies on December 31, 2000 were as follows:

			Domicile	Sonera's shareholding	Revenues for 2000	Number of personnel as of December 31, 2000
				(%)	(E in millions)
Parent Company:
Sonera Corporation			Helsinki, Finland		1,268.5	3,224
Subsidiaries:
Across Holding AB	(a	)	Stockholm, Sweden	100.0	—	—
Across Wireless AB	(a	)	Stockholm, Sweden	100.0	12.2	153
Across Wireless Asia Ltd.	(a	)	Hong Kong	100.0	—	8
Across Wireless Ltd	(a	)	London, United Kingdom	100.0	—	—
Advanced Communication Research ACR Oy			Helsinki, Finland	100.0	—	—
Bfree Oy	(b	)	Helsinki, Finland	100.0	—	—
Comro Oy	(b	)	Helsinki, Finland	100.0	—	—
Consaura Oy	(b	)	Helsinki, Finland	100.0	0.3	10
Dash Oy			Helsinki, Finland	100.0	—	—
Data-Info Oy			Helsinki, Finland	100.0	4.1	10
EMCEC Oy			Helsinki, Finland	100.0	1.8	30
Esdata A/S			Tallinn, Estonia	70.0	0.8	9
Fleetadviser Oy	(b	)	Helsinki, Finland	100.0	—	—
Frontec Support and Operations AB	(a	)	Stockholm, Sweden	100.0	—	—
Geddeholm CallCenter AB			Stockholm, Sweden	91.0	3.0	83
Gesam Oy			Helsinki, Finland	100.0	—	—
Helsingin Teollisuuskatu 13 Oy			Helsinki, Finland	100.0	3.1	—
iD2 Holding AB	(a	)	Stockholm, Sweden	100.0	—	—
iD2 Technologies AB	(a	)	Stockholm, Sweden	100.0	2.9	88
iD2 Technologies Ltd	(a	)	London, United Kingdom	100.0	0.9	—
Oy Infonet Finland Ltd			Helsinki, Finland	90.0	13.5	20
Intellitel Communications Oy			Helsinki, Finland	97.3	2.4	58
International Business Venturing IBV Oy			Helsinki, Finland	100.0	—	—
Intra Call Center S.A.	(a	)	Amiens, France	51.1	4.7	283
Ixone Oy	(b	)	Helsinki, Finland	100.0	—	—
Konsona Oy	(b	)	Helsinki, Finland	100.0	—	—
Lippupalvelu Oy			Helsinki, Finland	55.6	2.2	45
Mobinetti Oy			Helsinki, Finland	100.0	—	—
Mspace Oy	(c	)	Helsinki, Finland	100.0	—	—
Ovomix AB	(d	)	Stockholm, Sweden	51.0	—	—
Payway Oy			Helsinki, Finland	67.0	—	7
Kiinteistö Oy Pietarsaaren Isokatu 8			Pietarsaari, Finland	60.2	—	—

F–48

Phone Park AB			Stockholm, Sweden	67.0	0.1	—
Primatel Ltd			Kuopio, Finland	100.0	166.1	1,837
Päämies-kauppiaat Oy			Helsinki, Finland	57.6	1.5	4
Reveko Telekom AS			Tallinn, Estonia	55.0	1.7	20
Kiinteistö Oy Saajomaja			Helsinki, Finland	100.0	—	—
Saimaan Tietotekno Oy	(a	)	Imatra, Finland	100.0	1.7	24
Simfocom Oy			Helsinki, Finland	100.0	—	—
SmartTrust GmbH	(e	)	Erfurt, Germany	100.0	—	27
SmartTrust Pte Ltd	(b	)	Singapore	100.0	—	—
SmartTrust Systems Oy	(b	)	Helsinki, Finland	100.0	—	—
Sonera 3G Holding B.V.	(b	)	Capelle a/d Ijssel, Netherlands	100.0	—	—
Sonera Belgium n.v./s.a.			Brussels, Belgium	100.0	0.7	11
Sonera Carrier Networks Ltd			Helsinki, Finland	100.0	408.0	774
Sonera Corporation U.S.			Wilmington, DE, USA	100.0	—	28
Sonera Deutschland GmbH			Düsseldorf, Germany	100.0	2.9	43
Sonera Entrum Ltd			Helsinki, Finland	100.0	404.4	892
Sonera France SAS			Paris, France	100.0	0.2	—
Sonera Gateway Ltd	(f	)	Helsinki, Finland	100.0	58.3	21
Sonera Holding B.V.			Amsterdam, Netherlands	100.0	—	1
Sonera Hong Kong Ltd	(g	)	Hong Kong	100.0	—	11
Sonera Hungary Holding B.V.	(b	)	Capelle a/d Ijssel, Netherlands	100.0	—	—
Sonera Hungary Kft.			Budapest, Hungary	100.0	—	—
Sonera Info Communications Oy	(b	)	Helsinki, Finland	100.0	5.0	606
Sonera Innotele Oy			Helsinki, Finland	100.0	55.6	63
Sonera International n.v./s.a.			Brussels, Belgium	100.0	—	19
Sonera Italian Holding B.V.	(b	)	Capelle a/d Ijssel, Netherlands	100.0	—	—
Sonera Japan K.K.	(b	)	Tokyo, Japan	100.0	—	—
Sonera Juxto Ltd	(b	)	Helsinki, Finland	100.0	31.7	601
Sonera Living Oy	(b	)	Helsinki, Finland	51.0	—	21
Sonera Media Holding B.V.	(b	)	Capelle a/d Ijssel, Netherlands	100.0	0.2	10
Sonera Plaza Nederland B.V.	(h	)	Capelle a/d Ijssel, Netherlands	100.0	8.0	178
Sonera Plaza Ltd	(b	)	Helsinki, Finland	100.0	18.1	223
Sonera Plaza Finanssipalvelut Ltd	(b	)	Helsinki, Finland	80.0	—	—
Sonera Plaza Incentives Ltd	(b	)	Helsinki, Finland	100.0	—	—
Sonera Plaza Rahastopalvelut Ltd	(b	)	Helsinki, Finland	100.0	—	4
ZAO Sonera Rus			St. Petersburg, Russia	100.0	10.8	54
Sonera SmartTrust Holding B.V.	(b	)	Rotterdam, Netherlands	100.0	—	—
Sonera SmartTrust Ltd.			London, United Kingdom	100.0	—	75
Sonera SmartTrust Ltd			Helsinki, Finland	100.0	1.7	193
Sonera SmartTrust U.S., Inc.	(b	)	Wilmington, DE, USA	100.0	—	—
Sonera Solutions Ltd			Helsinki, Finland	100.0	402.4	827
Sonera Sverige AB			Stockholm, Sweden	100.0	45.5	149
Sonera Systems Ltd			Helsinki, Finland	100.0	4.1	10
Sonera Systems SIA			Riga, Latvia	100.0	0.3	4
Sonera Telecommunication Services Ltd Sirketi			Istanbul, Turkey	100.0	4.7	22
Sonera UK Limited			Middlesex, United Kingdom	100.0	—	—
Sonera Sweden Holding B.V.	(b	)	Capelle a/d Ijssel, Netherlands	100.0	—	—
Sonera Ventures Oy	(b	)	Helsinki, Finland	100.0	—	—
Sonera Zed Germany GmbH	(b	)	Düsseldorf, Germany	100.0	—	10
Sonera Zed Incentives Oy	(b	)	Helsinki, Finland	100.0	—	—
Sonera Zed Italy srl.	(b	)	Milan, Italy	100.0	—	10
Sonera Zed Nederland B.V.	(b	)	Capelle a/d Ijssel, Netherlands	100.0	—	26
Sonera Zed Ltd	(b	)	Helsinki, Finland	100.0	7.0	134

F–49

Sonera Zed Philippines, Inc.	(b	)	Makati City, Philippines	100.0	—	—
Sonera Zed Singapore Pte Ltd.	(b	)	Singapore	100.0	—	14
Sonera Zed Telekomünikasyon Hizmetleri Ve Reklamcilik Limited Sirketi	(b	)	Istanbul, Turkey	100.0	—	—
Sonera Zed UK Limited	(b	)	Middlesex, United Kingdom	100.0	43.3	77
Sonera Zed U.S., Inc.	(b	)	Waltham, MA, USA	100.0	—	48
Spectrum Co Ltd	(a	)	London, United Kingdom	67.9	—	—
Systems Consultant Partners Oy			Helsinki, Finland	100.0	—	—
Tedasys Inc.	(i	)	Lahti, Finland	100.0	0.9	28
Tele P AB	(j	)	Järfälla, Sweden	67.0	—	—
Oy Telecon Ltd			Helsinki, Finland	100.0	—	—
Telering Oy			Helsinki, Finland	100.0	25.1	114
Telesol Oy			Helsinki, Finland	100.0	—	—
Teletori Oy			Helsinki, Finland	100.0	—	—
Telibra Oy			Helsinki, Finland	100.0	—	—
Tilts Communications A/S			Copenhagen, Denmark	90.0	4.5	1
Tilts Communications SIA			Riga, Latvia	90.0	—	—
Unibase Ltd			Helsinki, Finland	100.0	44.9	29
Witnet Oy	(b	)	Helsinki, Finland	100.0	—	—
Revenues of sold subsidiaries					15.1	—
Intra-Group sales					(1,038.4)	—

Total					2,056.5	11,271

    Shareholding also corresponds to Sonera's share of voting rights in each subsidiary. Revenues are presented in accordance with Sonera's accounting principles. Revenues for subsidiaries acquired during the year represent revenue from the month of acquisition. Revenues for businesses incorporated during the year represent revenue from the start of operations of the subsidiary.

Notes to the list of group companies:		Changed to associated companies:
(a)	The company was acquired in 2000.	Suomen Erillisverkot Oy in December 2000.
(b)	The company was established in 2000.	ZAO Sonic Duo in January 2000.
(c)	The company's name was changed in 2000; former name was Smartum Oy.	Mergers:
(d)	The company was acquired in 2000; name was changed in January 2001 to Sonera SmartTrust AB.	MultiWeb B.V. merged into Sonera Plaza Nederland B.V. in January 2000.
(e)	The company's name was changed in 2000; former name was SmartRing GmbH.	SmartTrust GmbH merged into SmartRing GmbH in January 2000.
(f)	The company's name was changed in 2000; former name was Sonera Credit Ltd.
(g)	Company's official name; business name is Sonera SmartTrust Ltd (Hong Kong).
(h)	The company's name was changed in 2000; former name was Sonera Nederland B.V.
(i)	The company will merge with Sonera Corporation in 2001.
(j)	The company was changed from an associated company into a subsidiary in 2000.

F–50

Sonera's associated companies on December 31, 2000 were as follows:

			Domicile	Sonera's direct shareholding	Equity consolidation
				(%)	(%)
Mobile network operators:
Turkcell Iletisim Hizmetleri A.S.			Istanbul, Turkey	13.3	37.3
Fintur Holdings B.V.	(a	)	Rotterdam, Netherlands	35.3	35.3
AS EMT			Tallinn, Estonia	—	24.5
Latvijas Mobilais Telefons SIA			Riga, Latvia	24.5	24.5
UAB Omnitel			Vilnius, Lithuania	—	27.5
Pannon GSM Rt.			Budapest, Hungary	23.0	23.0
ZAO North-West GSM			St. Petersburg, Russia	23.5	23.5
Group 3G UMTS GmbH	(b, j	)	Frankfurt am Main, Germany	—	42.8
OpCo Mobile Services GmbH i.G.	(b	)	Frankfurt am Main, Germany	—	42.8
ZAO Sonic Duo	(c	)	Moscow, Russia	35.0	35.0
Broadband Mobile ASA	(d	)	Oslo, Norway	50.0	50.0
Fixed network operators:
AS Eesti Telefon			Tallinn, Estonia	—	24.5
Lattelekom SIA			Riga, Latvia	44.1	44.1
AB Lietuvos Telekomas			Vilnius, Lithuania	—	30.0
Other associated companies:
Certall Finland Oy			Helsinki, Finland	36.8	36.8
Farmit Website Ltd			Helsinki, Finland	33.3	33.3
Gilla S.p.A.	(e	)	Cagliari, Italy	50.0	50.0
Hansapost Oy	(f	)	Helsinki, Finland	20.0	20.0
IsoWorks Oy			Helsinki, Finland	50.0	50.0
Johtotieto Oy			Helsinki, Finland	33.3	33.3
Kasteam Oy			Helsinki, Finland	35.0	35.0
Movere Oy			Helsinki, Finland	20.0	20.0
Next Era Productions AB			Kista, Sweden	50.0	50.0
S-Kanava Oy	(g	)	Helsinki, Finland	50.0	50.0
UAB Sontel			Vilnius, Lithuania	50.0	50.0
Springtoys Oy	(h	)	Helsinki, Finland	20.0	20.0
Suomen Erillisverkot Oy	(i	)	Helsinki, Finland	40.0	40.0
Suomen Keltaiset Sivut Oy			Helsinki, Finland	30.2	30.2
Suomen Numeropalvelu Oy			Helsinki, Finland	40.0	40.0
Zoom HF	(h	)	Reykjavik, Iceland	31.6	31.6
Holding companies:
Amber Mobile Teleholding AB			Farsta, Sweden	50.0	50.0
Amber Teleholding A/S			Copenhagen, Denmark	50.0	50.0
Baltic Tele AB			Stockholm, Sweden	50.0	50.0
AS Eesti Telekom			Tallinn, Estonia	24.5	24.5
Group 3G UMTS Holding GmbH	(b, k	)	Frankfurt am Main, Germany	42.8	42.8
Helsingin GSM-Palvelu Oy			Helsinki, Finland	35.0	35.0
Russian Directories Holding Oy	(f	)	Helsinki, Finland	35.0	35.0
Turkcell Holding A.S.			Istanbul, Turkey	47.1	47.1

    Shareholding also corresponds to Sonera's share of voting rights in each associated company. Associated companies are included in the Consolidated Financial Statements in accordance with the equity method of accounting. "Equity consolidation" indicates the share of net income and retained earnings that is included in Sonera's Consolidated Financial Statements. Summarized

F–51

financial information for the associated companies is presented in Note 10 to the Consolidated Financial Statements.

Notes to the list of associated companies:		Associated companies sold:
(a)	The company was established with Cukurova Group and Turkcell in May 2000.	HanseNet Telefongesellschaft mbH & Co. KG Transmast Oy
(b)	The company was established with Telefónica Móviles S.A. in September 2000.	Transferred to other shareholdings due
(c)	The company changed from subsidiary to associated company in January 2000.	to decrease in holding percentage:
(d)	The company was established with Enitel ASA in August 2000.	TietoEnator Corporation
(e)	The company was established with Tiscali S.p.A. in February 2000.	Trio AB
(f)	The company is being dissolved.	724 Solutions Inc.
(g)	The company was established with SOK Corporation in June 2000.	Aerial Communications, Inc. merged with VoiceStream Wireless Corporation
(h)	The company's shares were acquired in 2000.	(Sonera's ownership 7.9%).
(i)	The company changed from subsidiary to associated company in December 2000.
(j)	The company's name was changed in 2001; former name was Marabu Vermögensverwaltung GmbH.
(k)	The company's name was changed in 2001; former name was Orla Siebzehnte Vermögensverwaltung GmbH.

Sonera's other shareholdings on December 31, 2000 were as follows:

	Domicile	Sonera's shareholding	Carrying value
		(%)	(E in millions)
VoiceStream Wireless Corporation	Bellevue, WA, USA	7.9	1,646
Ipse 2000 S.p.A.	Rome, Italy	12.6	270
TietoEnator Corporation	Helsinki, Finland	18.7	139
Powertel, Inc.	West Point, GA, USA	8.9	119
Xfera Móviles S.A.	Madrid, Spain	14.3	43
724 Solutions Inc.	Toronto, Ontario, Canada	16.4	21
Conduit Plc	Dublin, Ireland	10.0	20
Juniper Financial Corporation	Wilmington, DE, USA	7.6	17
PeopleSound.com Limited	London, United Kingdom	8.0	11
Cisco Systems Inc.	San Francisco, CA, USA	—	10
Phonetics Systems Ltd	Petach Tikva, Israel	12.7	6
Indiqu, Inc.	San Diego, CA, USA	—	5
Digia Oy	Helsinki, Finland	15.2	7
LibanCell S.A.L.	Beirut, Lebanon	14.0	4
Trio AB	Stockholm, Sweden	8.1	2
Investments in venture capital funds			37
Interests in satellite operations			4
Housing and real estate			4
Other shares and holdings			5

Total			2,370

F–52

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

21. Differences between Finnish GAAP and generally accepted accounting principles in the United States

    The accompanying Consolidated Financial Statements have been prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to net income and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Consolidated Financial Statements.

		Year ended December 31,
		1998	1999	2000
		(E in millions, except per share amounts)
Net income under Finnish GAAP		251	370	1,506
Adjustments to reconcile to U.S. GAAP:
(a)	Difference in depreciation method	(27)	25	25
(b)	Pensions	9	(2)	3
(c)	Write-down on NMT network assets	33	(11)	(3)
(d)	Provisions for year 2000	(7)	(4)	—
(e)	Investments in marketable securities	—	—	—
(f)	Capitalization of interest	—	—	(8)
(g)	Associated companies	(22)	(24)	117
(h)	Allowance for doubtful accounts	—	—	(1)
(i)	Employee bond loans with warrants	—	(16)	(66)
(j)	Business combinations	—	—	(852)
(k)	Income taxes	—	—	(17)

Net income under U.S. GAAP		237	338	704

(l)	Basic earnings per share and ADS	0.33	0.47	0.96

(l)	Diluted earnings per share and ADS	0.33	0.47	0.95

F–53

		As of December 31,
		1998	1999	2000
		(E in millions)
Shareholders' equity under Finnish GAAP		1,424	1,801	3,233
Adjustments to reconcile to U.S. GAAP:
(a)	Difference in depreciation method	(29)	(4)	21
(b)	Pensions	42	40	43
(c)	Write-down on NMT network assets	33	22	19
(d)	Provisions for year 2000	4	—	—
(e)	Investments in marketable securities	10	135	960
(f)	Capitalization of interest	8	8	—
(g)	Associated companies	(28)	(52)	65
(h)	Allowance for doubtful accounts	(2)	(2)	(3)
(i)	Employee bond loans with warrants	—	—	—
(j)	Business combinations	—	—	284
(k)	Income taxes	(16)	(52)	(190)

Shareholders' equity under U.S. GAAP		1,446	1,896	4,432

    Those differences that have a material effect on consolidated net income and shareholders' equity are as follows:

(a) Difference in depreciation method

    Under Finnish GAAP as of January 1, 1997, Sonera changed its depreciation method for telecommunications networks from the declining-balance method to the straight-line method. Management believes that the straight-line method provides a better matching of depreciation expense with the revenues derived from the utilization of such assets. Under the declining-balance method, the Company was depreciating 25 percent to 40 percent of the asset balances per year. With the change to the straight-line method the useful lives range from four to 20 years. The effect of these changes has been applied on a prospective basis beginning on January 1, 1997.

    Under U.S. GAAP, the Company has followed the straight-line method for all periods since the Company's incorporation.

    The difference in depreciation method affects Sonera's annual depreciation amounts under U.S. GAAP during years through 2003. Adjustments to net income include an increase in depreciation expense of E27 million for the year ended December 31, 1998, and a decrease in depreciation of E25 million and E25 million for the years ended December 31, 1999 and 2000, respectively. Future adjustments to Sonera's net income will include increases in depreciation expense of E13 million, E6 million and E2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

(b) Pensions

    Most of Sonera's pension schemes are in accordance with Finnish conditions and practices as Sonera's primary operations are in Finland.

    The statutory pension benefits for most of the personnel in Finland, as well as certain voluntary additional pension benefits to a closed group of employees, are funded through PT Pension Fund. These programs are primarily defined benefit pension schemes with retirement, disability and certain other income benefits based on years of service and a final average salary with the

F–54

Company. Sonera is responsible for ensuring that its statutory and additional pension liabilities are sufficiently funded at all times, subject to the Finnish requirements. The schemes are funded through monthly contributions to the PT Pension Fund as determined by periodic actuarial calculations, with the contributions charged to expense as made. The additional pension benefit scheme has been closed to new employees as of January 1, 1994. Additionally, the statutory pension benefits accrued with respect to Sonera's employees before the separation of Sonera's current operations from the Finnish State on January 1, 1994 are covered by the Finnish State pension plans, and do not create any liability to Sonera. Contributions paid to the PT Pension Fund by Sonera totalled E42 million, E41 million and E55 million during the years ended December 31, 1998, 1999 and 2000, respectively.

    The PT Pension Fund was originally established to fund the pension obligations of PT Finland and continues to be used to fund the pension obligations of both Sonera and Finland Post Group Ltd ("Finland Post"). Even though Sonera and Finland Post do not have a common parent company after the Demerger, there are no legal requirements for dividing the PT Pension Fund in two, as long as the Finnish State holds at least 50 percent of all shares in both Sonera and Finland Post. However, Sonera and Finland Post are currently planning to divide the PT Pension Fund in two. Since the split-up would result in a separation of plan assets in relation to respective shares of total liabilities, management estimates that the split-up would not significantly change Sonera's pension obligations and the funding status of those obligations. The PT Pension Fund has received an advance ruling from the Finnish Central Tax Board, according to which the split-up will not be considered a taxable transaction for the PT Pension Fund.

    Certain minor Finnish subsidiaries are not participating employers in the PT Pension Fund and the statutory pension benefits of these subsidiaries are funded through pension insurance. These insurance payments were less than E0.2 million for each of the years ended December 31, 1998, 1999 and 2000.

    Sonera's subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are generally funded through payments to insurance companies. Sonera's policy for funding its defined benefit plans is to satisfy local statutory funding requirements. Pension expenses recorded by Sonera's foreign subsidiaries totaled E1.1 million, E1.7 million and E4.9 million for the years ended December 31, 1998, 1999 and 2000, respectively.

    Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard ("SFAS") No. 87, "Employers' Accounting for Pensions." SFAS 87 is more prescriptive than Finnish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded.

    Pension benefits for Sonera employees and former employees are provided from three sources. Those sources are the Finnish Employees' Pension Act ("TEL"), which consists of non-disability pension obligations ("TEL Pension") and future disability pensions ("TEL Disability"), and a voluntary plan. The TEL is a national pension system in which all Finnish private sector employers participate.

    An essential feature of TEL is that only the TEL Disability pension is funded in advance. The TEL Pension is partly funded, but at present it is fundamentally financed as a pay-as-you-go-pension. The pay-as-you-go costs of an employer do not depend on the pensions paid to the former employees of Sonera. Instead, the yearly premium depends on the wages of the current

F–55

workforce and is a certain percentage of these wages. In TEL, an employer does not have a direct responsibility for the unfunded part of the TEL pension. Sonera insures its TEL Pension obligation with a pension fund. Premiums are determined on a statutory basis. The unfunded part of the TEL pension is comparable to the U.S. concept of a multiemployer plan and is treated as such by Sonera. The TEL Pension premiun payments made by Sonera during the years ended December 31, 1999, 1999 and 2000 were E32 million, E39 million and E48 million, respectively.

    Sonera participates in the PT Pension Fund, a pension foundation separate from Sonera, for its TEL Disability and voluntary plan obligations. The PT Pension Fund was originally established to fund the pension obligations of PT Finland and, after the demerger of Sonera and Finland Post, it continues to fund the obligations of both companies. Sonera and Finland Post are currently looking into plans to split up the PT Pension Fund in two. The principles of the split-up are regulated by Finnish Pension legislation. The calculation of Sonera's SFAS 87 obligations, the TEL Disability and voluntary plan, have been made in accordance with such legislation.

    The funding of the PT Pension Fund is subject to Finnish regulations that require the contributions to be calculated using specific actuarial methods and assumptions. These methods and assumptions are different from those specified under SFAS 87. In particular, under the Finnish regulations, contributions are determined in a way that the fund maintains 100 percent solvency. For this purpose, plan assets are measured by book value, not fair value, and the discount rate that is used to determine the funding level is relatively low. Accordingly, when the funded status is calculated under SFAS 87, an apparently overfunded situation is often the result.

    The accounting for pension plans in accordance with Finnish GAAP is different from the accounting and disclosure requirements of SFAS 87 and SFAS No. 132, "Employers' Disclosure

F–56

About Pensions and Other Postretirement Benefits." In respect of Sonera's benefit obligations funded through the PT Pension Fund, the SFAS 132 disclosure is as follows:

	As of or for the year ended December 31,
	1998	1999	2000
	(E in millions)
Change in projected benefit obligation ("PBO")
PBO at the start of the year	53	75	101
Service cost	7	9	12
Interest cost	4	5	7
Actuarial loss	13	6	—
Amendments loss	—	8	—
Benefits paid	(2)	(2)	(2)

PBO at the end of the year	75	101	118

Change in plan assets
Fair value of the assets at the start of the year	98	116	167
Actual return on plan assets	10	51	(14)
Employer contribution	10	2	6
Benefits paid	(2)	(2)	(2)

Fair value of assets at the end of the year	116	167	157

Funded status	41	66	39
Unrecognized transition asset	(15)	(12)	(9)
Unrecognized net actuarial loss (gain)	16	(22)	6
Unrecognized prior service cost	—	8	7

Net amount recognized	42	40	43

    For the purposes of the U.S. GAAP balance sheet, the net amount recognized is recorded as prepaid benefit cost. There is no accrued benefit liability or intangible asset recorded in respect of Sonera's benefit obligations.

	As of or for the year ended December 31,
	1998	1999	2000
	(%)
Weighted average assumptions
Discount rate at the end of the year	5.50	5.80	5.80
Expected return on plan assets for the year	6.25	6.00	7.20
Rate of expected compensation increase at the end of the year	4.00	4.00	4.00

F–57

    Components of net periodic benefit costs are as follows:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Service cost	7	9	12
Interest cost	4	5	7
Expected return on plan assets	(7)	(8)	(12)
Amortization of transition asset for the period	(3)	(3)	(3)
Recognized net actuarial loss (+), income (-)	—	1	(1)

Total net periodic benefit cost	1	4	3

    For U.S. GAAP purposes, Sonera would be required to adopt the provisions of SFAS 87 on January 1, 1989 and the cumulative adjustment of the effect of the transition to SFAS 87 would be amortized on a prospective basis over the average remaining service period of active employees. It was not considered practical for Sonera to compute its pension liabilities as of January 1, 1989. Accordingly, the transition to SFAS 87 was computed as at December 31, 1996, resulting in a transition asset of E44 million. An adjustment was made to record E23 million of the transition asset as an increase of U.S. GAAP shareholders' equity at that date, based on the ratio of the years elapsed from the effective date of SFAS 87 and December 31, 1996 to the remaining service period of employees expected to receive benefits. The amortization of the remaining transition asset will continue through the year 2003.

    For U.S. GAAP purposes, Sonera has recognized a decrease of E9 million and E3 million in its benefit costs for the years ended December 31, 1998 and 2000, respectively, and an increase of E2 million in its benefit costs for the year ended December 31, 1999. These adjustments were determined by comparing the contributions recorded under Finnish GAAP with the amounts that would have been recorded if the provisions of SFAS 87 were applied in the Consolidated Financial Statements.

    The PT Pension Fund's assets consist of investments in cash, short-term and long-term debt securities, loans receivable, equity securities, real estate and housing. As of December 31, 1998, loans receivable included a E17 million loan granted to Sonera. The loan was backed by a mortgage and was due in one installment in 2002. Sonera repaid the loan prematurely in May 1999. The PT Pension Fund did not have any other loans receivable from Sonera, or from Sonera's associated companies, during the periods presented.

    The assets of the PT Pension Fund also include investments in Sonera shares with a fair value of E19 million, E88 million and E25 million as of December 31, 1998, 1999 and 2000, respectively (of which E5 million, E26 million and E7 million, respectively, would have been included in Sonera's plan assets according to SFAS 87), and investments in shares in TietoEnator Corporation, which was Sonera's 26.8 percent and 20.3 percent associated company as of December 31, 1998 and 1999, respectively, with a fair value of E10 million and E33 million respectively (of which E3 million and E9 million, respectively, would have been included in the SFAS 87 plan assets).

(c) Write-down on NMT network assets

    Under Finnish GAAP, an impairment to long-lived assets is recognized when it is probable that the carrying value of the asset is not recoverable from the future cash flows derived from the use of such asset. Under Finnish GAAP, it is permissible to allocate certain assets which are commonly

F–58

used by several operations in determining whether an impairment exists. If during a subsequent period the write-down proves to be partly or entirely unjustified, the unjustified portion of the write-down must be reversed and recognized to income for that period.

    As a consequence of a significant reduction in the number of subscribers to Sonera's analog NMT services during the latter part of 1998, a write-down of E34 million on certain specifically identified and allocated assets related to Sonera's NMT networks was recorded under Finnish GAAP for the year ended December 31, 1998.

    Under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," an impairment of an asset would be required if the undiscounted cash flows derived from that asset were less than the carrying value of such asset. The amount of the write-down (impairment loss) would be the difference between fair value of the asset and its carrying value in the financial statements. In addition, under U.S. GAAP, a reversal of an impairment loss is not permitted. SFAS 121 does not allow allocations of assets nor cash flows and should be examined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

    Therefore, U.S. GAAP treatment is to reverse this write-down and accelerate the useful life of the specifically identified assets. For the year ended December 31, 1998, reversal of the write-down would result in a reduction of write-down of E34 million, increase in depreciation expense of E1 million and a decrease in accumulated depreciation of E33 million. For the year ended December 31, 1999, the reversal of the write-down would result in an increase in depreciation expense of E11 million and a decrease in accumulated depreciation of E22 million. For the year ended December 31, 2000, the reversal of the write-down would result in an increase in depreciation expense of E3 million and a decrease in accumulated depreciation of E19 million.

    The carrying value of the specifically identified NMT network assets was E26 million, E3 million and zero as of December 31, 1998, 1999 and 2000, respectively. The remaining useful lives of the specifically identified assets as of December 31, 1998 ranged from two to seven years before the SFAS 121 analysis, and from two to three years after the analysis. The impact of the change in useful lives was immaterial.

(d) Provision for year 2000

    As allowed by Finnish GAAP, Sonera recorded a provision to cover all major incremental expenses incurred from its year 2000 compliance program, which included all necessary inspection, adjustment, replacement and testing work carried out on Sonera's data systems and other telecommunications network equipment.

    Based on the first estimate, a provision of E8 million was recorded during the year ended December 31, 1996. Additional provisions of E5 million and E2 million were recorded during the years ended December 31, 1997 and 1998, respectively, resulting in a total cost provision of E15 million. Actual expenses charged against the provision were E2 million, E9 million and E4 million during the years ended December 31, 1997, 1998 and 1999, respectively, and the remaining balance of the provision was zero as of December 31, 1999.

    Under U.S. GAAP, costs related to the year 2000 compliance program would have been charged to expense when incurred.

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(e) Investments in marketable securities

    Sonera accounts for its investments in marketable securities at the lower of cost or market value, except for debt securities to be held to maturity which are stated at amortized cost.

    SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that all investments in equity securities with readily determinable fair values and all debt securities be classified into three categories and accounted for as follows:

  •
  Debt securities in which the company has the intent and ability to hold to maturity are classified as "held-to-maturity" securities and are reported at amortized cost;

  •
  Debt and equity securities which are bought and held principally for the purpose of short-term selling are classified as "trading" securities and reported at fair value, with unrealized gains and losses included in earnings; and

  •
  Debt and equity securities not classified as either "held-to-maturity" securities or "trading" securities are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of applicable taxes, in a separate component of shareholders' equity.

    Information regarding Sonera's short-term investments is as follows:

	Time deposits	Marketable debt securities	Other securities	Total short-term investments
	(E in millions)
As of December 31, 1998
Cost	17	4	15	36
Unrealized gains and losses	—	—	—	—

Fair value	17	4	15	36

As of December 31, 1999
Cost	72	4	1	77
Unrealized gains and losses	—	—	—	—

Fair value	72	4	1	77

As of December 31, 2000
Cost	39	29	—	68
Unrealized gains and losses	—	—	—	—

Fair value	39	29	—	68

    There were no essential sales of short-term investments during years 1998, 1999 and 2000.

    Original maturities of Sonera's short-term investments as of December 31, 2000 are as follows:

As of December 31, 2000
(E in millions)
Less than one year	67
Over one year	1

Total short-term investments	68

F–60

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

    Information regarding Sonera's marketable equity securities, which are reported as long-term investments, is as follows:

	As of December 31, 1998
	Cost	Unrealized gains	Unrealized losses	Write- downs	Fair value
	(E in millions)
Star Telecom International Holding Limited	15	—	—	(12)	3
Enator AB	31	9	—	—	40
Other marketable equity securities	—	1	—	—	1

Total marketable equity securities	46	10	—	(12)	44

	As of December 31, 1999
	Cost	Unrealized gains	Unrealized losses	Write- downs	Fair value
	(E in millions)
Powertel, Inc.	119	131	—	—	250
Other marketable equity securities	—	4	—	—	4

Total marketable equity securities	119	135	—	—	254

	As of December 31, 2000
	Cost	Unrealized gains	Unrealized losses	Write- downs	Fair value
	(E in millions)
VoiceStream Wireless Corporation	1,646	406	—	—	2,052
TietoEnator Corporation	179	294	—	—	473
Powertel, Inc.	119	189	—	—	308
724 Solutions Inc.	48	67	—	—	115
Conduit Plc	20	8	—	—	28
Cisco Systems, Inc.	10	—	(4)	—	6
Other marketable equity securities	5	—	—	—	5

Total marketable equity securities	2,027	964	(4)	—	2,987

    Sonera received 4.5 percent of all shares in Star Telecom International Holding Limited ("Star Telecom") in connection with the sale of its 28.5 percent interest in P Plus Communications Limited to Star Telecom in February 1998. Subsequently during 1998, Sonera recorded a write-down on Star Telecom's shares based on a significant drop in the market quotation of Star Telecom's share on the Hong Kong Stock Exchange. Sonera sold its shares in Star Telecom in June 1999, and recorded a gain of E4 million from the sale.

    In June 2000, a former associated company TietoEnator Corporation was changed to be accounted under cost method because Sonera was no longer deemed to have significant influence over the operations of TietoEnator. The shares in TietoEnator were sold in March 2001 and Sonera recorded a gain of E286 million on the sale under Finnish GAAP. Under U.S. GAAP, the gain was E246 million. See also Note 21 (g) to the Consolidated Financial Statements.

    On March 30, 2000, the United States Federal Communications Commission ("FCC") gave final approval to the merger of Aerial Communications, Inc. ("Aerial") with VoiceStream Wireless Corporation ("VoiceStream"). The merger was completed on May 4, 2000. After the merger and

F–61

Sonera's earlier U.S.$500 million investment in VoiceStream on February 28, 2000, Sonera's shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera's investment in VoiceStream is accounted for under the cost method. The cost basis of VoiceStream shares received in the merger is based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax gain of E835 million on the merger transaction for the second quarter of 2000.

    On July 24, 2000, the Board of Directors of VoiceStream announced that it had entered into a merger agreement with Deutsche Telekom AG. For each VoiceStream share, Deutsche Telekom offered 3.2 Deutsche Telekom shares and U.S.$30 in cash, subject to certain adjustments. The majority of VoiceStream shareholders, including Sonera, accepted the offer. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

    Sonera acquired a 9.1 percent interest in Powertel, Inc. in September 1999. Powertel is a provider of GSM-based PCS services in selected markets in the south-eastern part of the United States. In May 2000, Sonera agreed that it would make an additional investment of U.S.$200 million in Powertel. Of the total amount, Sonera invested U.S.$125 million directly in Powertel, raising its holding in Powertel to approximately 11.8 percent, on a fully diluted basis. In addition, Sonera acquired a 30.1 percent holding in Eliska Wireless Ventures I, Inc. for U.S.$75 million. Eliska shares are convertible into approximately one million Powertel shares. These agreements entitled Sonera to raise its holding in Powertel to approximately 13.5 percent (fully diluted), which corresponds to approximately 7.4 million shares. The arrangements were seen to completion and the purchase prices paid in January 2001.

    In August 2000, Sonera decided for its part to accept Deutsche Telekom's offer to purchase Powertel shares. Deutsche Telekom committed itself for paying 2.6353 Deutsche Telekom shares for each Powertel share. See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

    Sonera acquired its original 22 percent interest in 724 Solutions Inc. in August 1999 and accounted for its investment under equity method for the year ended December 31, 1999. After the initial public offering by 724 Solutions Inc. in February 2000, Sonera's 6.4 million shares represented an approximately 18 percent interest in 724 Solutions. In February 2001, 724 Solutions acquired Tantau Software Inc. and paid the purchase price by using its own shares. As a result of this acquisition, Sonera's holding in 724 Solutions decreased to 11.4 percent.

    Sonera acquired 12.5 percent in Conduit Plc in May 2000. In June 2000, the company had an initial public offering, and was listed on the Neuer Markt of the Frankfurt Stock Exchange in Germany. Except for a 15 percent over-allotment option, the offering was in the form of a primary issue of shares by Conduit. Therefore, after the offering, Sonera's interest in Conduit was diluted to 9.98 percent.

    In February 2000, Sonera received return on one of its venture capital investments in the form of shares in Cisco Systems, Inc. The fair value of shares received was E10 million at the date of receipt and E6 million on December 31, 2000.

    The above information does not include marketable equity securities that Sonera holds in respect of its associated companies. Such associated companies are included in the Consolidated Financial Statements in accordance with the equity method of accounting. See also Note 18 to the Consolidated Financial Statements for the disclosure of fair value of all equity investments.

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(f)  Capitalization of interest

    Under Finnish GAAP, interest costs may be capitalized on construction of fixed assets that are constructed for an entity's own use, provided that the capitalized interest cost relates to debt financing attributable to the construction of such assets. Prior to January 1, 2000 the Company did not capitalize interest on self-constructed assets, but adopted a new accounting practice during the year ended December 31, 2000. The effect of this change in accounting principles under Finnish GAAP was an income of E6 million (net of deferred tax expense of E2 million) for the year ended December 31, 2000.

    Under U.S. GAAP, capitalization of interest on assets constructed for an entity's own use is required based upon the weighted average capital expenditures on self-constructed assets.

    Adjustments for the net income on U.S. GAAP basis include capitalized interest costs for E2 million and E2 million for the years ended December 31, 1998 and 1999, respectively. Accumulated capitalization of interest costs prior to January 1, 1998 would have been E16 million. Net income under U.S. GAAP also includes adjustment in the depreciation expense for the capitalized interest, totaling E2 million and E2 million for the years ended December 31, 1998 and 1999, respectively. Accumulated depreciation expense prior to January 1, 1998 would have been E8 million. Starting as of January 1, 2000, Finnish GAAP accounting complies with U.S. GAAP, and the U.S. GAAP adjustment in net income for the year ended 31, 2000 consists of the reversal of the accounting change recorded in Finnish GAAP net income.

(g) Associated companies

    Under Finnish GAAP, financial statements of associated companies are restated, when possible, to comply with the accounting principles used in the Consolidated Financial Statements. For the purposes of Sonera's Consolidated Financial Statements, associated companies report their financial statements to Sonera using accounting principles that are materially consistent with either U.S. GAAP or IAS.

    Under U.S. GAAP, net income and shareholders' equity of associated companies are restated to comply with U.S. GAAP for the purpose of inclusion in the Consolidated Financial Statements. U.S. GAAP differences principally relate to capitalized interest, income taxes and restructuring charges.

Change in equity accounting for Turkcell

    As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell Iletisim Hizmetleri A.S. ("Turkcell") in such a manner that Sonera's consolidated financial statements for each quarter include the last available and final quarterly financial statements of Turkcell. Previously, under Finnish GAAP, Sonera's consolidated financial statements for each quarter have included a preliminary estimated share of Turkcell's net income for the corresponding period.

    The accounting change was made in anticipation of the Turkcell initial public offering and stock exchange listing, after which Sonera no longer has any other information available for the preparing of its financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

    Under Finnish GAAP, Sonera has not restated the Consolidated Financial Statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for its first quarter interim financial statements of 2000. For

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U.S. GAAP, the Company adopted this change for the year ended December 31, 1999 and has restated the 1998 net income and shareholders' equity under U.S. GAAP to reflect this change. The impact on 1998 net income and shareholders' equity was a reduction of E20 million and E24 million, respectively. The impact on 1999 net income and shareholders' equity was a reduction E21 million and E45 million, respectively. Starting as of January 1, 2000, Finnish GAAP accounting complies with U.S. GAAP, and the U.S. GAAP adjustment for the year ended December 31, 2000 consists of the reversal of the accounting change of E45 million expense recorded in Finnish GAAP net income.

Dilution of interest in 724 Solutions Inc.

    In February 2000, 724 Solutions Inc. completed an initial public offering whereby 724 Solutions issued 6.9 million shares for U.S.$26 per share. The net proceeds received by 724 Solutions from this transaction were approximately U.S.$167 million. Sonera acquired its original 22 percent interest in 724 Solutions in August 1999, and accounted for its investment under equity method for the year ended December 31, 1999. After the offering, Sonera accounted for its 18 percent investment under cost method since Sonera was no longer deemed to have significant influence over the operations of 724 Solutions. Under Finnish GAAP, Sonera has not recognized any gain from the decrease in its interest in 724 Solutions, and the carrying value of E21 million under the equity method prior to the initial public offering has been established as the cost basis of Sonera's investment in 724 Solutions.

    For its U.S. GAAP financial statements, Sonera has recorded a gain of E27 million from 724 Solutions initial public offering, according to the SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary" ("SAB 51"). The gain is recorded in the income statement and it establishes a new cost basis of E48 million under U.S. GAAP for Sonera's investment in 724 Solutions.

Dilution of interest in TietoEnator Corporation

    In May 2000, TietoEnator Corporation completed a directed issue whereby TietoEnator issued 1,039,102 shares to shareholders of Oy Visual Systems Limited, acquiring 80 percent of Visual Systems. In June 2000, TietoEnator implemented a public offer to the shareholders of Entra Data AB and completed a directed issue whereby TietoEnator issued 4,186,320 shares, acquiring 44 percent of Entra Data. After the transactions, Sonera's holding in TietoEnator was 18.7 percent, and Sonera accounted for its investment under cost method since Sonera was no longer deemed to have significant influence over the operations of TietoEnator. Under Finnish GAAP, Sonera has not recognized any gain from the decrease in its interest in TietoEnator, and the carrying value of E139 million under the equity method prior to the directed issues has been established as the cost basis of Sonera's investment in TietoEnator. See also Note 22 of the Consolidated Financial Statements for unaudited subsequent events.

    For its U.S. GAAP financial statements, Sonera has recorded a gain of E40 million from the TietoEnator directed issues, in accordance with SAB 51. The gain is recorded in the income statement and it establishes a new cost basis of E179 million under U.S. GAAP for Sonera's investment in TietoEnator.

(h) Allowance for doubtful accounts

    Under Finnish GAAP, the Company uses the direct write-off method for bad debts. Amounts are generally written off directly to accounts receivable after 90 days after the due date.

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    Under U.S. GAAP, an allowance for doubtful accounts is established for estimated bad debts included in accounts receivable. Sonera continuously evaluates the collectibility of accounts receivable, and has established a valuation allowance for U.S. GAAP based on the Company's past experience.

    Changes in allowance for doubtful accounts are as follows:

	Year ended December 31,
	1998	1999	2000
	(E in millions)
Balance of allowance at beginning of year	2	2	2
Additions	3	3	4
Deductions	(3)	(3)	(3)

Balance of allowance at end of year	2	2	3

(i)  Employee bond loans with warrants

Year 1999 option scheme

    In April 1999, Sonera's Annual General Meeting passed a resolution about an option scheme concerning Sonera's personnel. The bond loan with warrants was subscribed by a total of 5,326 persons, or about 60 percent of Sonera's personnel. The subscriptions were approved by the Board of Directors on May 27, 1999. Of the total bond loan amount of E2.5 million, approximately E1.6 million was directed at the personnel, and the remainder was directed at Sonera's wholly-owned subsidiary Telibra Oy, which may later offer its loan with warrant certificates to persons employed by Sonera or to persons to be recruited. The bond part of the loan with warrants carried no interest and was repaid on June 1, 2001.

    Warrant certificates A associated with the loan entitle to subscription of Sonera's shares from June 1, 2001 to June 30, 2005, and warrant certificates B from June 1, 2003 to June 30, 2005. Altogether the warrants entitle to subscription of a maximum of 15,000,000 new shares. After the dividend paid on April 3, 2001, the share subscription price is E15.11 with warrant certificates A and E27.87 with warrant certificates B. For both warrant certificates A and B, the subscription price will be reduced by the amount of per share dividends paid before the subscription of shares.

    The subscription rights can be exercised with warrant certificates A provided that:

  (i)
  Sonera's cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2000 is at least E0.84;

  (ii)
  Sonera's operating profit in relation to revenues (under Finnish GAAP) is at least 15 percent, on the average, during January 1, 1999 through December 31, 2000; and

  (iii)
  the employee does not leave Sonera before June 1, 2001 (for other than retirement).

    The subscription rights can be exercised with warrant certificates B provided that:

  (i)
  Sonera's cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2002 is at least E2.02;

  (ii)
  Sonera's operating profit in relation to revenues (under Finnish GAAP) is at least 15 percent, on the average, during January 1, 1999 through December 31, 2002; and

  (iii)
  the employee does not leave Sonera before June 1, 2003 (for other than retirement).

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    For the Company's top management, exercise of the warrants is also contingent upon Sonera's share price development that exceeds the reference index for a peer group of companies.

    Management is currently not able to determine whether the performance measures will be met for warrants B. The earnings per share performance condition, the operating profit performance condition, and the top management index condition of warrants A have been met.

    On June 1, 2001, warrants A were listed on the Helsinki Exchanges. After the listing, an employee can also sell warrants A on the Helsinki Exchanges, at a price determined by public quotes.

Year 2000 option scheme

    On March 22, 2000, the Annual General meeting decided on a bond loan with warrants of 2000 to be offered to the Group's entire personnel. The bond loan with warrants was subscribed for by a total of 6,700 persons during the subscription period from May 15 to June 30, 2000. On July 24, 2000, the Board of Directors of Sonera Corporation approved the subscriptions totaling about 16.1 million warrants. The share subscription price with these warrants is E72,90 which was approved by the Annual General Meeting on March 21, 2001.

    The warrants do not entitle their holders to subscribe the shares if the trading price of the Company's share in Helsinki Exchanges does not exceed the reference index when the subscription period begins. The index determined for the Company's top management in connection with the 1999 bond loan with warrants will be applied to the 2000 bond loan with warrants for the entire personnel, using the same calculation rules. The index comparison for the 2000 bond loan with warrants began on April 1, 1999, and it will end on the last day of the fiscal year preceding commencement of exercise of the warrants.

    A maximum of 20,000,000 shares may be subscribed for on the basis of this bond loan with warrants, and the share subscription period will begin stepwise on November 2, 2002; May 2, 2003; and May 2, 2004; ending on May 31, 2008 for all warrants allocated during 2000. The portion of the bond loan with warrants that was not granted in the initial subscription in May-June 2000 can be later offered to persons employed by Sonera or to persons to be recruited by Sonera.

    Management is currently not able to determine whether the index performance measures will be met.

Option schemes for Sonera Corporation's subsidiaries

    Sonera Corporation's subsidiaries Sonera SmartTrust Ltd, Sonera Zed Ltd and Sonera Plaza Ltd have decided on option schemes in compliance with the decision made by the Board of Directors of Sonera Corporation. The option schemes of each company may dilute Sonera Corporation's holding in said subsidiary by a maximum of 15 percentage. Warrants are allocated in two stages. In the first stage in December 2000, warrants were allocated to the management and key persons of these subsidiaries. In the second stage, warrants will be allocated to other employees of the subsidiaries.

    The period for share subscription based on the exercise of warrants will begin at each company in three stages: one, two and three years after the commencement of public trading in the subsidiary's shares and will end for Sonera Zed's warrants by December 31, 2010, at the latest, and for Sonera SmartTrust's and Sonera Plaza's warrants by January 31, 2011, at the latest. Of the warrants for management and key employees, 50 percent will entitle their holders to subscribe for subsidiary's shares at a predetermined price. Those warrants are marked with letters A1, B1 and

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C1. The subscription price for warrants A1, B1 and C1 were based on an estimate made by an independent external party of the subsidiaries' fair values at the time of introducing the option scheme. The remaining 50 percent of top management's and key employees' warrants, as well as all the warrants intended to be allocated to the rest of the personnel will entitle their holders to subscribe for the subsidiary's shares at a price which is used as the sale price to retail investors in each subsidary's planned initial public offering and/or sale of shares. Those warrants are marked with A2, B2 and C2.

    The maximum warrant amounts of subsidiaries are as follows:

	Management and key employees	Other personnel	Total
Sonera SmartTrust Ltd	19,876,560	19,876,560	39,753,120
Sonera Zed Ltd	8,205,975	8,205,975	16,411,950
Sonera Plaza Ltd	1,919,550	1,919,550	3,839,100

    The warrant amounts allocated in the first stage and their dilutive effect is as follows:

	Amount of stock options allocated
	Management and key employees	Other personnel	Dilution
Sonera SmartTrust Ltd	9,179,538	—	3.46%
Sonera Zed Ltd	5,153,166	—	4.71%
Sonera Plaza Ltd	1,071,984	—	4.19%

    The allocated option amounts include equal amounts of series A1, B1, C1, A2, B2 and C2 options.

    See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

Compensation cost of option schemes

    Under Finnish GAAP, Sonera will not record any compensation expense in respect of the warrants to its income statement. For U.S. GAAP, Sonera has elected to account for the warrants using the fair value method of accounting prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." Imputed interest cost has not been accounted for the bond part of the 1999 and 2000 loans with warrants under Finnish GAAP and under U.S. GAAP since the amount would be immaterial.

Compensation cost of year 1999 option scheme

    The Company granted 4.75 million warrant certificates A and 4.75 million warrant certificates B on May 27, 1999. On the date of valuation, the fair value of one warrant certificate A and B was E9.64 and E12.96, respectively. The total fair value of all warrant certificates A and B on the date of valuation was E46 million and E62 million, respectively. For the years ended December 31, 1999 and 2000, compensation expense of E16 million and E66 million, respectively, was charged to income under U.S. GAAP for warrant certificates A and B.

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    The assumptions used in calculating the fair value of warrant certificates A and B, at the respective dates of valuation, of the year 1999 option scheme were as follows:

	A	B
Exercise price (E)	15.32	28.08
Expected life of warrant (years)	5	4.75
Fair market value of underlying share (E)	18.85	28.55
Expected volatility of underlying share (percent)	45	45
Expected dividends on share (percent)	0.5	0.5
Risk-free interest rate for expected term (percent)	4.00	4.84

Compensation cost of year 2000 option scheme

    The Company granted 16.1 million warrant certificates on July 24, 2000. On the date of valuation, the fair value of one warrant certificate A, B and C was E0.45, E0.34 and E0.17, respectively. The total fair value of all warrant certificates A, B and C on the date of valuation was E2.3 million, E1.7 million and E1.7 million, respectively. For the year ended December 31, 2000, no compensation cost could be estimated on the option scheme, because the exercise price of warrants was not determined before the Annual General Meeting of March 21, 2001. The compensation expense will be recorded for the periods starting from March 22, 2001 and ending for warrant certificates A, B and C on November 2, 2002, May 2, 2003 and May 2, 2004, respectively.

    The assumptions used in calculating the fair value of warrant certificates A, B and C, at the date of valuation, of the year 2000 option scheme were as follows:

	A	B	C
Exercise price (E)	72.90	72.90	72.90
Expected life of warrant (years)	5.6	5.1	4.1
Fair market value of underlying share (E)	9.90	9.90	9.90
Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	0.5	0.5	0.5
Risk-free interest rate for expected term (percent)	4.63	4.63	4.63

Compensation cost of Sonera SmartTrust option scheme

    Sonera SmartTrust allocated approximately 9.2 million warrant certificates on December 22, 2000. On the date of valuation, the fair value of one warrant certificate A1, B1 and C1 was E3.39, E3.16 and E2.90, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was E10.4 million, E9.7 million and E8.9 million, respectively.

    For the year ended December 31, 2000, no compensation expense on Sonera SmartTrust warrants was recorded because the exercise of warrants is contingent upon the initial public offering of the subsidiary. Management is currently not able to determine whether or when the initial public offering of the subsidiary will take place. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary's fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date.

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SONERA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

    The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of valuation, by Sonera SmartTrust were as follows:

    The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of valuation, by Sonera SmartTrust were as follows:

	A1	B1	C1
Exercise price (E)	6.20	6.20	6.20
Expected life of warrant (years)	7.2	6.2	5.2
Fair market value of underlying share (E)	6.20	6.20	6.20
Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	—	—	—
Risk-free interest rate for expected term (percent)	4.85	4.85	4.85

    Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary's planned initial public offering and/or sale of shares.

    See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

Compensation cost of Sonera Zed option scheme

    Sonera Zed allocated approximately 5.2 million warrant certificates on December 22, 2000. On the date of valuation, the fair value of one warrant certificate A1, B1 and C1 was E0.50, E0.46 and E0.42, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was E0.9 million, E0.8 million and E0.7 million, respectively.

    For the year ended December 31, 2000, no compensation expense on Sonera Zed warrants was recorded because the exercise of warrants is contingent upon the initial public offering of the subsidiary. Management is currently not able to determine whether or when the initial public offering of the subsidiary will take place. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary's fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date.

    The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of valuation, by Sonera Zed were as follows:

	A1	B1	C1
Exercise price (E)	0.91	0.91	0.91
Expected life of warrant (years)	7.1	6.1	5.1
Fair market value of underlying share (E)	0.91	0.91	0.91
Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	—	—	—
Risk-free interest rate for expected term (percent)	4.85	4.85	4.85

    Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary's planned initial public offering and/or sale of shares.

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Compensation cost of Sonera Plaza option scheme

    Sonera Plaza allocated approximately 1.1 million warrant certificates on December 22, 2000. On the date of valuation, the fair value of one warrant certificate A1, B1 and C1 was E10.23, E9.53 and E8.75, respectively. The total fair value of all warrant certificates A1, B1 and C1 on the date of valuation was E6.7 million, E6.2 million and E5.7 million, respectively.

    For the year ended December 31, 2000, no compensation expense on Sonera Plaza warrants was recorded because the exercise of warrants is contingent upon the initial public offering of the subsidiary. If the initial public offering does not take place by December 31, 2002, the warrants A1, B1 and C1 will be redeemed by the subsidiary. The redemption price will be based on an estimate made by an independent external party of the subsidiary's fair value. However, the warrants will not be redeemed if the independent external party determines that the general market conditions or the status of the subsidiary did not provide for an initial public offering by that date.

    The assumptions used in calculating the fair value of warrant certificates A1, B1 and C1, at the date of valuation, by Sonera Plaza were as follows:

	A1	B1	C1
Exercise price (E)	18.69	18.69	18.69
Expected life of warrant (years)	7.2	6.2	5.2
Fair market value of underlying share (E)	18.69	18.69	18.69
Expected volatility of underlying share (percent)	45	45	45
Expected dividends on share (percent)	—	—	—
Risk-free interest rate for expected term (percent)	4.85	4.85	4.85

    Fair value could not be calculated for warrants A2, B2 and C2, because their exercise price has not been determined yet. The exercise price will be the same as the price that is used as the sale price to retail investors in the subsidiary's planned initial public offering and/or sale of shares.

    See also Note 22 to the Consolidated Financial Statements for unaudited subsequent events.

(j)  Business combinations

    On April 18, 2000, Sonera acquired all shares in Across Holding AB of Sweden ("Across"). Across Wireless AB, the principal operating subsidiary of Across, offers wireless Internet-based service platforms which make it possible, for example, to manage applications and terminals over a mobile network. The company has a customer base comprising over 50 mobile communications operators. For the year ended December 31, 1999, the consolidated revenues of Across amounted to E9 million, and the consolidated operating loss was E7 million. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers.

    On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden ("iD2"). iD2 Technologies AB, the principal operating subsidiary of iD2, provides secure authentication solutions based on PKI (Public Key Infrastructure) and "smart card" technology for the Internet. The company has several strategic partners, and a customer base comprising over 150 companies. For the year ended December 31, 1999, the consolidated revenues of iD2 were E4 million, and the consolidated operating loss was E6 million. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers.

    The operations of Across and iD2 have been integrated into Sonera SmartTrust, a wholly-owned subsidiary of Sonera.

    Under Finnish GAAP, Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the

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acquiror to record the equity issue and the cost of acquired shares at an amount equal to the shareholders' equity of the acquiree at the time of acquisition. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from the acquisitions. Compared with the pooling method of accounting, which is also allowed, but not required, under Finnish GAAP when certain conditions are met, the interpretation No. 1591/1999 by the Finnish Accounting Board does not allow the restatement of historical consolidated financial statements to include financial statements of the acquired entity prior to the acquisition date.

    Under U.S. GAAP, both transactions are accounted for under the purchase method of accounting. Accordingly, the fair value of purchase consideration was E897 million and E250 million for Across and iD2, respectively. Based on analyses of the acquired net assets, E50 million has been allocated to identified intangible assets of Across and E6 million to identified intangible assets of iD2. An amount of E0.5 million relating to an in-process research and development project of iD2 has been written off immediately, with the other allocated amounts being amortized over their estimated useful lives, ranging from one to five years.

    The transactions resulted in goodwill of E861 million and E243 million for Across and iD2, respectively. The amortization period for goodwill is five years for both acquisitions.

    As of December 31, 2000, management saw clear indications in the market values of the publicly listed comparables of Sonera SmartTrust that there may be an impairment in the carrying value of goodwill arisen from the Across and iD2 acquisitions. At the same time, Sonera was also in the process of updating the strategy and the business plan of Sonera SmartTrust. As a result of the update it also became evident that the future cash flow expectations of Sonera SmartTrust are significantly lower than what they were at the time of completing the acquisitions of Across and iD2 in April and June 2000, respectively. Reflecting the revised business plan and assumptions to the valuation methodologies that were originally used for the acquisitions, Sonera performed an impairment test for all assets of Sonera SmartTrust, ingluding goodwill paid for Across and iD2 acquisitions, at the combined Sonera SmartTrust entity level, since that is the lowest level of operations that has cash flows largely independent of other operations. The impairment test did not support ultimate recoverability of the total carrying value of assets, including goodwill, indicating that an impairment loss must be recognized as of December 31, 2000. Sonera has estimated that the aggregate fair value of goodwill and identified intangible assets, based on discounted estimated future cash flows of Sonera SmartTrust, was E300 million as of December 31, 2000. Accordingly, an impairment loss of E704 million was recorded for the year ended December 31, 2000, to reduce the carrying value of goodwill and identified intangible assets down to their estimated fair value. No impairment loss was recorded on property, plant and equipment on a pro rata basis, since the amount would have been immaterial. Sonera will amortize the remaining carrying value of goodwill and identified intangible assets over their remaining useful lives, approximately 4.5 years for goodwill and ranging from approximately 0.5 to 4.5 years for identified intangible assets.

    Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

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    Pro forma consolidated income statement information for Sonera, Across and iD2 in accordance with U.S. GAAP for the years ended December 31, 1999 and 2000 is as follows:

	1999	2000
	(E in millions, except per share amounts)
Revenues	1,862	2,077
Profit before income taxes, minority interest and changes in accounting principle	225	948
Net income	98	613
Basic earnings per share and ADS	0.13	0.82
Diluted earnings per share and ADS	0.13	0.82

    The purchase price of E905 million for Across and E250 million for iD2 were allocated as follows:

	Across	iD2
	(E in millions)
Current assets	13	6
Property, plant and equipment	—	1
Identified intangible assets	50	6
Goodwill	861	243
Less:
Current liabilities	(5)	(4)
Deferred tax liability	(14)	(2)

Total purchase price	905	250

    The purchase prices also include fees and costs directly allocable to the acquisitions, amounting to E8 million for Across and under E1 million for iD2.

(k) Income taxes

    This item represents the deferred tax effects of the adjustments to reconcile to U.S. GAAP.

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(l)  Earnings per share

    Earnings per share for Finnish GAAP purposes is described in Note 8 to the Consolidated Financial Statements. Under both Finnish GAAP and U.S. GAAP, earnings per share is based upon the weighted average number of shares outstanding.

	Year ended December 31,
	1998	1999	2000
	(in euros, except share amounts)
Finnish GAAP:
Earnings per share, before extraordinary items	0.35	0.51	2.09
Cumulative effect of accounting changes, net of income taxes	—	—	(0.04)

Earnings per share	0.35	0.51	2.05

Diluted earnings per share	0.35	0.51	2.03

U.S. GAAP:
Basic earnings per share and ADS	0.33	0.47	0.96

Diluted earnings per share and ADS	0.33	0.47	0.95

Finnish GAAP and U.S. GAAP:
Weighted average shares	720,246,575	722,000,000	735,916,878
Effect of dilutive securities: employee bond loans with warrants	—	1,505,767	5,825,976

Diluted weighted average shares	720,246,575	723,505,767	741,742,854

(m) Comprehensive income

    According to SFAS No. 130, "Reporting Comprehensive Income," comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with owners. The Company's comprehensive income differs from net income only by amount of the foreign currency translation differences credited or charged to shareholders' equity for the period.

F–73

    Comprehensive income and accumulated other comprehensive income under Finnish GAAP for the years ended December 31, 1998, 1999 and 2000 are as follows:

	Comprehensive income	Accumulated other comprehensive income
	(E in millions)
Balance at January 1, 1998		2
Net income in accordance with Finnish GAAP	251
Foreign currency translation adjustment	(14)	(14)

Comprehensive income for the year	237

Balance at December 31, 1998		(12)

Net income in accordance with Finnish GAAP	370
Foreign currency translation adjustment	67	67

Comprehensive income for the year	437

Balance at December 31, 1999		55

Net income in accordance with Finnish GAAP	1,506
Foreign currency translation adjustment	30	30

Comprehensive income for the year	1,536

Balance at December 31, 2000		85

(n) Segmented information

    In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 established standards for reporting information about operating segments in annual financial statements and interim financial reports to shareholders. The Company adopted the provisions of SFAS 131 effective December 31, 1998.

    See Note 19 to the Consolidated Financial Statements for the information for each reportable business segment.

(o) Accounting standards recently issued

Costs of computer software for internal use

    During January 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which is effective for all fiscal years beginning after December 15, 1998. Under SOP 98-1, computer software costs that are incurred in the preliminary project stage are expensed as incurred. Once specific capitalization criteria have been met, external direct cost of materials and service consumed in developing or obtaining internal-use computer software, certain personnel costs, and interest costs incurred when developing computer software for internal use are capitalized. Such capitalized costs are amortized over the estimated useful life of the software. Training costs and data conversion costs are generally expensed as incurred. The Company has implemented SOP 98-1 effective as of January 1, 1999. The implementation did not have an impact on the Consolidated Financial Statements of Sonera.

F–74

Costs of start-up activities

    The AICPA issued Statement of Position 98-5, "Reporting on the Cost of Start-Up Activities" ("SOP 98-5") in April 1998 which is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The implementation did not have an impact on the Consolidated Financial Statements of Sonera.

Derivative instruments and hedging activities

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended by SFAS No. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

    Sonera has adopted SFAS 133 from the beginning of its 2001 fiscal year and prepared the documentation required by SFAS 133. However, the documentation does not meet all of the documentation requirements of the Securities Exchange Commission ("SEC"). Therefore, Sonera will record all changes in the fair value of all derivative instruments currently in earnings. After the new documentation requirements are met, the accounting will be as follows:

•
For "fair value hedges," gains and losses from derivative hedging instruments will be recorded in earnings each reporting period. In addition, gains and losses on the hedged item will be recognized in earnings. If gains and losses from the derivative hedging instrument and the related hedged item do not offset, the difference (the ineffective portion of the hedge) will be recognized currently in earnings.
•
For "cash flow hedges," the effective portion of the gain or loss from the derivative hedging instrument will be accumulated in other comprehensive income ("OCI") and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument will be recognized in earnings immediately.

•
For "foreign currency hedges of a net investment in a foreign operation," the effective portion of the gain or loss from the hedging instrument will be reported in other comprehensive income. The ineffective portion of the gain or loss from the derivative hedging instrument will be recognized in earnings immediately.
•
For all other hedges, gains and losses from derivative hedging instruments will be recorded in earnings each reporting period. Other hedges do not qualify for the special hedge accounting treatment under SFAS 133.

F–75

    As the result of adopting SFAS 133, Sonera recorded the following transition adjustments on January 1, 2001 (all recognized currently in earnings as the documentation did not meet all the documentation requirements of the SEC):

			Net of income tax effects
	Before income tax effects
			Transition adjustment to earnings
	Transition adjustment to earnings	Transition adjustment to OCI		Transition adjustment to OCI
	(E in millions)
Fair value hedges	(8)	—	(6)	—
Cash flow hedges	—	1	—	1
Foreign currency hedges of a net investment in a foreign operation	—	—	—	—
Other hedges	2	—	1	—

Total	(6)	1	(5)	1

Fair value hedges

    As of January 1, 2001, Sonera's fair value hedges related to its long-term Euro Medium Term Note (EMTN) bond loans. Sonera has swapped these fixed interest rate bond loans into variable interest rate.

	As of December 31, 2000
	Contract amount	Carrying value	Fair value	Difference
	(E in millions)
EMTN bond loan, due in 2009 (a)	(300)	(310)	(292)	18
Interest rate swap, due in 2009	150	3	(6)	(9)
Interest rate swap, due in 2009	150	3	(6)	(9)

Subtotal				—

EMTN bond loan, due in 2005 (a)	(1,000)	(1,045)	(1,063)	(18)
Interest rate swap, due in 2005	500	14	19	5
Interest rate swap, due in 2005	500	14	19	5

Subtotal				(8)

Total				(8)

  (a)
  In this disclosure, carrying values of EMTN bond loans also include the accrued interest.

    Under SFAS 133, both the hedged fixed-rate bond loans and the related interest rate swaps are measured at fair value, with the gains and losses recorded in earnings each reporting period. Previously, these loans and swaps were not measured at fair value. Therefore, Sonera recorded a net transition adjustment loss of E6 million (net of related deferred tax benefit of E2 million) in net income under U.S. GAAP on January 1, 2001.

F–76

Cash flow hedges

    As of January 1, 2001, Sonera's cash flow hedges related to its long-term bank loans which had a total carrying amount of E436 million. Sonera has swapped these variable interest rate loans into fixed interest rate.

	As of December 31, 2000
	Contract amount	Carrying value	Fair value	Difference
	(E in millions)
Interest rate swaps, varying maturities	409	—	1	1

    Under SFAS 133, the effective portion of the gain or loss from the hedging instrument is accumulated in other comprehensive income and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately. Sonera recorded a net transition adjustment gain of E1 million (net of related deferred tax benefit of E0.3 million) in accumulated other comprehensive income under U.S. GAAP on January 1, 2001, which was also reclassified to earnings as as the documentation did not meet all the documentation requirements of the SEC.

Foreign currency hedges of a net investment in a foreign operation

    As of January 1, 2001, Sonera had no foreign currency hedges of its net investments in foreign operations.

Other hedges

    Sonera's policy is to use derivatives only for hedging purposes, as defined in its financial management policy approved by Board of Directors, and not to enter into derivative contracts for speculative or trading purposes. However, hedges of a net interest rate exposure or hedges of a net foreign currency exposure do not qualify for the special hedge accounting treatment under SFAS 133.

    Sonera's policy is to have, at all times, approximately 70 percent of its net interest-bearing debt in variable interest rate and approximately 30 percent in fixed interest rate. As the amount of Sonera's net interest-bearing debt varies over time, dynamic hedging measures are needed to maintain the targeted interest rate profile.

    Sonera's policy is to hedge all significant items in its foreign currency transaction exposure, consisting of foreign currency receivables, payables, and firm commitments. Sonera does not include forecasted transactions in its foreign currency exposure definition. Sonera hedges its foreign currency exposure separately for each currency and on a net exposure basis. However, foreign currency loans receivable and interest-bearing debt are usually hedged with separately designated derivative instruments.

F–77

	As of December 31, 2000
	Contract amount	Carrying value	Fair value	Difference
	(E in millions)
Hedges of net interest rate exposure after fair value and cash flow hedges
Interest rate swaps	394	—	3	3
Interest rate cap options	200	1	1	—
Hedges of foreign currency exposure
Forward exchange purchases hedging current debt in U.S.$	118	(12)	(14)	(2)
Forward exchange sales hedging intercompany and other loans receivable, various currencies	(140)	5	6	1
Hedges of net foreign currency exposure, various currencies
Forward exchange purchases	7	—	—	—
Forward exchange sales	(3)	—	—	—

Total				2

    Under SFAS 133, gains and losses from these derivative instruments are recorded in earnings each reporting period. Previously, Sonera did not measure interest rate derivatives at fair value. Therefore, Sonera recorded a net transition adjustment gain of E2 million (net of related deferred tax expense of E1 million) in net income under U.S. GAAP on January 1, 2001.

    Gains and losses from foreign currency forward exchange contracts were previously recorded in earnings for the portion of changes in spot exchange rates. The interest rate component was determined only at the inception of the contract and was accrued as income or expense over the contract term. Under SFAS 133, forward exchange contracts are measured at fair value also for the interest rate component, and all changes in fair value are recorded in earnings. Therefore, Sonera recorded a net transition adjustment loss of E1 million (net of related deferred tax benefit of E0.3 million) in net income under U.S. GAAP on January 1, 2001.

    There are certain differences in presenting the carrying values and calculating fair values of financial instruments between SFAS 133 and Finnish GAAP. The carrying values and fair values presented in Note 18 to the Consolidated Financial Statements have been calculated according to Finnish GAAP. Starting from January 1, 2001, Sonera will change the presentation of carrying values and fair values to comply with SFAS 133 also under Finnish GAAP.

22. Subsequent events (unaudited)

    On February 20, 2001, Standard & Poor's lowered Sonera's long-term credit rating from single-A to single-A-minus and the short-term rating from A-1 to A-2. In addition, Standard & Poor's placed Sonera on the creditwatch surveillance list.

    On March 1, 2001, Sonera sold all shares that it held in TietoEnator Corporation, and received E424 million in sales proceeds. Sonera recorded a gain of E286 million on the sale under Finnish GAAP.

    On April 30, 2001, Sonera's 42.8 percent owned German UMTS associated company, Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH), signed a GPRS/GSM roaming agreement with E-plus of Germany. With this agreement, Group 3G will be able to offer German customers GPRS services, and later offer these customers UMTS services.

F–78

    On May 3, 2001, Moody's lowered Sonera's long-term credit rating from A2 to Baa2 and the short-term rating from Prime-1 to Prime-2. In addition, Moody's kept the ratings on review for possible further downgrade.

    On May 4, 2001, Sonera announced that it sells to Song Networks AB part of the business of Sonera Sverige AB. The price of the deal was approximately 200 million Swedish kronas (E20 million), subject to certain adjustments. A gain of E9 million was recorded from the transaction for second quarter. Sonera Sverige AB will in the future focus on the provision of Sonera Carrier Networks Ltd's services to its present and future operator customers in Sweden.

    On May 29, 2001, Sonera announced that its Dutch subsidiary, Sonera Plaza Nederland B.V., sells its internet access services via cable networks to PrimaCom Netherlands Holding B.V. The transaction was recorded for the second quarter.
    On May 9, 2001, Sonera sold 17.4 percent of its VoiceStream shares for E357 million. On May 22, 2001, Sonera sold 17.1 percent of its Powertel shares for E75 million. On May 31, 2001, Sonera completed the sale of VoiceStream and Powertel shares to Deutsche Telekom ("DT") according to agreements made in 2000. For its remaining VoiceStream shares on May 31, 2001, Sonera received approximately 58 million DT shares and E292 million cash. For its remaining Powertel shares on May 31, 2001, Sonera received approximately 14 million DT shares. Therefore, the overall proceeds from VoiceStream and Powertel during May 2001 totaled approximately E724 million in cash and 72 million DT shares. For the second quarter of 2001, Sonera recorded a gain of approximately E595 million from the sales of VoiceStream and Powertel shares. In accordance with the terms of the agreement on the sale of VoiceStream and Powertel shares, Sonera has certain lock-up restrictions for the sale of the DT shares.

    On May 16, 2001, Turkcell decided to increase the company's share capital by allowing the current shareholders to participate in a rights issue by subscribing for new shares at their nominal value. On June 8, 2001, Sonera's Board of Directors decided that Sonera would participate in the rights issue. Total proceeds of the rights issue amounted to U.S.$178 million. Sonera participated in the issue in proportion to its holding and paid E77 million in August 2001.

    Based on Turkcell's interim financial statements as March 31 and June 30, 2001, Turkcell was in breach of certain of its covenants attached to its 1998 and 1999 bank facilities. If the lenders were to demand immediate repayment of these bank loans, it would trigger a cross-default to Turkcell's other indebtedness, which would have a material adverse effect on Turkcell's financial condition. On May 24, 2001, Yapi ve Kredi Bankasi A.S. (part of the Cukurova Group), a shareholder of Turkcell and one of the largest Turkish banks, committed to provide a cash loan facility up to U.S.$100 million to Turkcell over the next twelve months. Additionally, on May 28, 2001, Ericsson Telekomünikasyon A.S., the main GSM equipment supplier of Turkcell, agreed that it will defer its collections from Turkcell over the next twelve months. Based on Turkcell's third quarter earnings release on October 25, 2001, Turkcell has subsequently repaid the 1998 bank facility and received confirmation that a majority of the bank syndicate will waive the covenant breach for the 1998 and 1999 bank facilities.

    Turkcell Holding A.S., in which Sonera holds a 47.1 percent interest, has pledged approximately 39 percent of its shares in Turkcell (equal to approximately one-fourth of Sonera's total shareholding in Turkcell) to secure Turkcell's bank loan facilities. As of September 30, 2001, Sonera had guarantees outstanding for the amount of E21 million in relation to Turkcell's debt. Based on the actions taken by Turkcell, Sonera does not currently expect that the pledge of shares or any guarantees would result in a material adverse impact on Sonera's financial position or results of operations.

F–79

    On June 5, 2001, Germany's telecommunications regulator, RegTP, announced that it will permit mobile telephone operators to share their infrastructure for the development of third generation UMTS networks. Sonera estimates that this will permit Group 3G (Sonera 42.8 percent) to achieve significant savings in network investments and operating expenses, as well as accelerate the rollout of UMTS networks in Germany.

    On June 11, 2001, the President and CEO of Sonera, Mr. Kaj-Erik Relander announced that he will resign as of August 1, 2001. Before a new President and CEO was appointed and had begun in office, Sonera's Board of Directors appointed Mr. Aimo Eloholma as acting President and CEO as of August 1, 2001, and Mr. Kim Ignatius as acting Deputy CEO as of August 1, 2001. On August 27, 2001, Sonera's Board of Directors appointed Mr. Harri Koponen as Sonera's President and CEO as from October 1, 2001. Mr. Aimo Eloholma will continue as Deputy CEO and Chief Operating Officer (COO).

    On June 18, 2001, Sonera signed a syndicated variable rate loan facility of E1.33 billion with an international group of banks. The term of the loan is three years with final maturity in 2004. The annual interest rate of the loan is based on Sonera's long-term credit ratings, and is currently Euribor plus 1.25 percent. With the loan, Sonera replaced its short-term credit facilities, reduced its refinancing risk, and balanced the maturity distribution of its debt.

    On June 21, 2001, Sonera announced changes to the stock option plans of its wholly-owned subsidiaries Sonera Plaza Ltd and Sonera SmartTrust Ltd. Sonera considers that the existing plans did not function as originally intended in the changed market situation. Sonera Plaza's stock option plan was replaced with Sonera's Group level plans of year 2000 and, partly, of year 1999. As part of the adjustment of its services strategy, Sonera also decided that it abandons the plan to have Sonera Plaza publicly listed. Sonera's wholly-owned subsidiary Sonera SmartTrust Ltd will have a new 2001 option plan for the subsidiary's employees. The personnel of SmartTrust can participate in only one of the SmartTrust plans, either in the existing 2000 or the new 2001 plan. The combined dilution effect of the 2000 and 2001 plans together may not exceed 15 percent of Sonera's holding in SmartTrust. The 2001 options can be exercised when (i) the initial public offering of the subsidiary takes place, or (ii) Sonera sells a significant stake of SmartTrust in a cash deal. The exercise period with the 2001 options will end on November 30, 2008. The exercise price of the 2001 options is E0.933 per share which is based on the estimated current market capitalization of approximately E250 million for SmartTrust, determined on the basis of an international reference group. The exercise price for the 2000 options is currently E6.20 per share. The 2001 options will vest on a quarterly basis so that 1/20 of the total granted amount will vest after each quarter, and after 5 years of the grant date, all options are vested.

Resolutions by the Annual General Meeting

    In accordance with the proposal made by the Board of Directors (the "Board"), the Annual General Meeting of Sonera Corporation held on March 21, 2001 resolved that a dividend of E0.09 per share will be paid for the 2000 fiscal year. The dividend was paid on April 3, 2001.

    Tapio Hintikka was elected Chairman of Sonera Corporation's Board of Directors, and Jussi Länsiö was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn were elected members of the Board of Directors. On April 5, 2001, Tapani Vaahtokivi was appointed the employee representative on the Board of Directors of the Company, and Kari Vilkman to be his deputy. The employee representative has the right to attend, speak and, with certain limitations, also to vote in Board meetings.

    The Annual General Meeting decided to abolish the Supervisory Board of the Company.

F–80

    The Annual General Meeting authorized the Board of Directors to decide on the repurchase of the Company's own shares. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until March 21, 2002. The maximum number of shares that can be repurchased by virtue of the authorization is 2,000,000 altogether, i.e. approximately 0.3 percent of the share capital. Shares can be repurchased with a view to using them as consideration when the company acquires assets related to its business, as consideration in potential acquisitions or other arrangements or for hedging against social security costs resulting from the personnel's stock options, or with a view to conveying them in a manner and scope decided on by the Board of Directors or to invalidating them. The shares will be purchased on the Helsinki Exchanges at the market price they have in public trade at the time of the purchase.

    The Annual General Meeting authorized the Board of Directors to decide on the conveyance of the repurchased shares. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until March 21, 2002.

    In accordance with the proposal made by the Board of Directors, the Annual General Meeting confirmed that the share subscription price related to the option scheme of 2000 is E72,90. The Annual General Meeting did not adopt the proposal of the Board of Directors concerning the introduction of the 2001 option scheme.

Legal and regulatory proceedings

    On January 2001, Sonera purchased a 16.7 percent holding in Loimaan Seudun Puhelin Oy, a local fixed line telephone company operating in the southwestern part of Finland. On February 2001, Sonera raised its holding to 24.1 percent. The overall purchase price was approximately E25 million. The Finnish Competition Authorities ("FCA") approved the purchase with certain conditions on August 2001. A group of local Finnish telephone companies have filed an appeal with the Finnish Competition Council with respect to the FCA?s approval. The matter is still pending. On December 2000, Loimaan Seudun Puhelin acquired a majority interest in Turun Puhelin Oy, a local fixed line telephone company operating in the city of Turku in southwestern Finland.

    In connection with Sonera's termination of the director's agreement between Sonera Corporation and Mr. Harri Vatanen, former CEO of Sonera SmartTrust, Sonera inititated legal proceedings on March 2, 2001 in Finland to confirm that the technology agreement concluded between him and Sonera in 1998 is legally binding and in force and that Sonera has fulfilled its obligations under such agreement. Sonera has commenced this action in order to protect its interests in light of the termination of Mr. Vatanen's employment. Mr. Vatanen has brought a claim in the United States against Sonera and certain of its subsidiaries, for rescission of the technology agreement, misrepresentation and fraud in relation to entering into the agreement and certain other related claims, including, amont other things, award of compensatory damages in an unspecified amount. Sonera continues to pursue the legal proceedings itiniated by it in Finland and disputes both the jurisdiction of a U.S. court in the matter and the claims brought by Mr. Vatanen.

    On April 2001, Mr. Murray L. Swanson, the former managing director of Sonera's wholly-owned subsidiary Sonera Corporation U.S., brought a complaint in the United States against Sonera, alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between him and Sonera Corporation U.S. in 1998. Mr. Swanson claims that Sonera has failed to fulfill its obligations under the employment agreement and that Sonera has made false representations in relation thereto. He seeks, among other things, recovery of his alleged damages, which he states are in excess of U.S.$75 million, and punitive damages in an unspecified amount.

F–81

Sonera has denied any basis for liability on its part and intends to vigorously defend against his complaint.

    On April 24, 2001, the Telecommunications Administration Centre ("TAC") issued a decision on the complaint filed by Telia Finland Oy in November 1998 in relation to the interconnection fees applied by Sonera's domestic mobile communications. The TAC had came to the conclusion that the interconnection fees applied by Sonera's domestic mobile communications were not reasonable in relation to actual costs. Thus the TAC is the opinion that Sonera has priced its interconnection fees contrary to the Telecommunications Market Act and obliges Sonera to revise its fees. On May 25, 2001, Sonera announced that it has filed an appeal with the Administrative Court of Helsinki against the decision issued by the TAC. Sonera does not approve of the TAC's involvement in the interconnection fees applied by Sonera, and believes that the interconnection pricing should be based on commercially negotiated solutions. On June 21, 2001, Sonera concluded new commercial interconnection agreements with Telia Mobile and Radiolinja and on August 2001, with Finnish 2G.

F–82

Unaudited Condensed Consolidated Interim Financial Statements
of Sonera Corporation and subsidiaries
as of and for the three months and nine months ended
September 30, 2000 and 2001

F–83

SONERA CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

	Three months ended September 30,		Nine months ended September 30,
	2000	2001	2000	2001
	(E in millions, except shares, per share amounts and percentages)
Revenues	510	549	1,497	1,631
Other operating income	700	9	1,570	911
Operating expenses:
Cost of services and goods	(171)	(173)	(472)	(523)
Personnel expenses	(108)	(112)	(322)	(384)
Other operating expenses	(123)	(126)	(310)	(394)

Total operating expenses	(402)	(411)	(1,104)	(1,301)
Depreciation and amortization	(78)	(84)	(224)	(252)

Operating profit	730	63	1,739	989
Equity income in associated companies	45	(41)	103	(135)
Sales and write-downs of short-term investments	—	(366)	—	(366)
Financial income and expenses	6	(8)	(6)	(35)

Profit before income taxes, minority interest and extraordinary items	781	(352)	1,836	453
Income taxes	(49)	28	(362)	(100)
Minority interest	—	(1)	1	—

Profit before extraordinary items	732	(325)	1,475	353
Cumulative effect of accounting change, net of income taxes	6	—	(35)	—

Net income	738	(325)	1,440	353

Average number of shares (1,000 shares)	742,984	742,984	733,544	742,984

Diluted average number of shares (1,000 shares)	748,034	742,984	740,296	742,984

Earnings per share, before extraordinary items	0.99	(0.44)	2.01	0.47
Cumulative effect of accounting change, net of income taxes	0.01	—	(0.05)	—

Earnings per share	1.00	(0.44)	1.96	0.47

Diluted earnings per share	0.98	(0.44)	1.95	0.47

Cash dividends per share	—	—	0.12	0.09

The accompanying notes are an integral part of these Unaudited Condensed
Consolidated Interim Financial Statements.

F–84

SONERA CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of
	September 30, 2000	December 31, 2000	September 30, 2001
	(E in millions)
Fixed assets and other long-term investments
Intangible assets	81	116	110
Property, plant and equipment	1,191	1,265	1,280
Long-term investments and receivables	4,527	4,779	5,874

Total	5,799	6,160	7,264
Current assets
Inventories	45	40	38
Current loans receivable	2,730	2,817	66
Other current receivables	499	601	725
Short-term investments	235	68	1,005
Cash and cash equivalents	78	88	77

Total	3,587	3,614	1,911

TOTAL ASSETS	9,386	9,774	9,175

Shareholders' equity	3,225	3,233	3,558
Minority interest	14	16	16
Non-current liabilities
Long-term debt	1,750	1,842	3,783
Other long-term liabilities	174	171	69

Total	1,924	2,013	3,852
Current liabilities
Current debt	3,551	3,848	314
Current portion of long-term debt	—	107	814
Other current liabilities	672	557	621

Total	4,223	4,512	1,749

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	9,386	9,774	9,175

The accompanying notes are an integral part of these Unaudited Condensed
Consolidated Interim Financial Statements.

F–85

SONERA CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
	2000	2001	2000	2001
	(E in millions)
Operating activities
Net income	738	(325)	1,440	353
Depreciation and amortization	78	84	224	252
Gain from sale of VoiceStream and Powertel shares	—	—	—	(596)
Gain from sale of TietoEnator shares	—	—	—	(286)
Sales and write-downs of short-term investments	—	366	—	366
(Gains) and losses from sale of other shares and fixed assets	(12)	15	(38)	14
Gain from Aerial/VoiceStream merger	—	—	(835)	—
Gain from sale of Turkcell shares	(680)	—	(680)	—
Write-downs of other shares	—	12	—	12
Equity income in associated companies	(45)	41	(103)	135
Dividends received from associated companies	—	—	10	22
Deferred taxes	25	(72)	59	(101)
Effect of accounting changes	6	—	(35)	—
Change in working capital and other items	(24)	(37)	226	(65)

Cash provided by operating activities	86	84	268	106
Investing activities
Capital expenditures	(93)	(94)	(260)	(266)
Investments in shares and shareholders loans	(3,659)	(106)	(4,493)	(497)
Proceeds from sale of shares and fixed assets	747	768	775	1,943
Change in short-term investments and other items	(172)	(225)	(127)	(342)

Cash (used in) provided by investing activities	(3,177)	343	(4,105)	838
Financing activities
Change in long-term debt	(246)	1,579	624	2,501
Change in current debt	3,322	(2,010)	3,367	(3,388)
Dividends paid	—	—	(87)	(67)
Repurchase of shares	—	—	(28)	—

Cash provided by (used in) financing activities	3,076	(431)	3,876	(954)
Effect of exchange rate changes on cash and cash equivalents	—	(3)	1	(1)

Net (decrease)increase in cash and cash equivalents	(15)	(7)	40	(11)
Cash and cash equivalents at beginning of year	93	84	38	88

Cash and cash equivalents at end of period	78	77	78	77

The accompanying notes are an integral part of these Unaudited Condensed
Consolidated Interim Financial Statements.

F–86

SONERA CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.  Basis of presentation

    The Unaudited Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2000 and 2001 have been prepared in accordance with Finnish GAAP on a basis consistent with Sonera's Consolidated Financial Statements for the year ended December 31, 2000. For the purposes of these Unaudited Condensed Consolidated Interim Financial Statements, certain information and disclosures normally included in annual financial statements prepared in accordance with Finnish GAAP have been condensed or omitted. In the opinion of the management, all adjustments considered necessary, consisting of normal and recurring accruals, to present fairly the consolidated financial position and results of operations for such interim periods have been made.

    The information in the Unaudited Condensed Consolidated Interim Financial Statements presented herein is based on Sonera's third quarter 2001 unaudited interim report which Sonera released on October 22, 2001.

    These Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with Sonera's Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this document.

    Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from U.S. GAAP. The differences between Finnish GAAP and U.S. GAAP as of and for the nine months ended September 30, 2000 and 2001 have been presented in Note 13 to these Unaudited Condensed Consolidated Interim Financial Statements, which should be read in conjunction with the Note 21 to the Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this document.

2.  Business combinations

    In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of E52 million for the nine months ended September 30, 2001 (E90 million for the nine months ended September 30, 2000 and E852 million for the year ended December 31, 2000, including an impairment loss of E704 million). See also Note 21 to the Consolidated Financial Statements for the year ended December 31, 2000, included elsewhere in this document.

3.  Cumulative effect of accounting changes

    In 2000, the cumulative effect of changes in accounting principles included E41 million expense from the change in the equity method accounting for Turkcell, and of E6 million income from the adoption of interest capitalization on construction in progress. See also Note 7 to the Consolidated Financial Statements or the year ended December 31, 2000, included elsewhere in this document.

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4.  Equity income in associated companies

	Nine months ended September 30,
	2000	2001
	(E in millions)
Turkcell Iletisim Hizmetleri A.S.	103	(49)
Fintur Holdings B.V.	—	(78)
Aerial Communications, Inc.	(12)	—
Other GSM operators	31	43
UMTS associated companies	—	(28)
Fixed network operators	29	23
Other associated companies	8	(2)
Amortization of goodwill	(56)	(44)

Total	103	(135)

5.  Financial income and expenses

	Nine months ended September 30,
	2000	2001
	(E in millions)
Dividend income	21	12
Interest income	30	139
Interest expenses	(77)	(228)
Capitalized interest expenses	6	40
Other financial income and expenses	10	1
Exhange rate gains and losses	4	1

Total	(6)	(35)

6.  Shareholder loan granted to Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte  Vermögensverwaltung GmbH)

    On September 30, 2001, long-term investments and receivables also includes the shareholder loan receivable of E2,719 million from Group 3G UMTS Holding GmbH, since Sonera intends to convert the shareholder loan gradually into shareholders' equity. In the September 30, 2000 and December 31, 2000 balance sheet, the shareholder loan was reported under current loans receivable.

7.  Deutsche Telekom shares

    On May 31, 2001, Sonera received approximately 72 million Deutsche Telekom ("DT") shares from the sale VoiceStream and Powertel shares to DT. Sonera sold 33.4 million DT shares during the third quarter. The sales resulted in a net loss of E76 million for the third quarter, as the shares were initially recorded at E24.60 per share in May. After the sales, Sonera still holds approximately 38.6 million DT shares, for which the lock-up period ends on December 1, 2001. The shares are treated as a short-term investment and they have been recorded in Sonera's September 30, 2001 balance sheet at their market value, totaling E665 million or E17.20 per share, which resulted in a E290 million write-down for the nine months ended September 30, 2001.

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8.  Changes in shareholders' equity

	Nine months ended September 30, 2000	Year ended December 31, 2000	Nine months ended September 30, 2001
	(E in millions)
Shareholders' equity on January 1	1,801	1,801	3,233
Equity issues	11	11	—
Dividends paid	(87)	(87)	(67)
Treasury shares repurchased	(28)	(28)	—
Currency translation adjustment	88	30	39
Net income	1,440	1,506	353

Shareholders' equity on Sept. 30/Dec. 31	3,225	3,233	3,558

9.  Commitments and contingent liabilities

    Information regarding commitments and contingent liabilities is as follows:

	As of
	December 31, 2000	September 30, 2001
	(E in millions)
Assets pledged
To secure own commitments	5	6
To secure borrowings of associated companies (1)	8	25
Guarantees on behalf of associated companies for financing	85	51
Guarantees on behalf of other companies
Guarantees on behalf of Xfera Móviles S.A.	428	428
Guarantees on behalf of Ipse 2000 S.p.A.	193	206
Minimum operating lease payments	195	260
Other commitments	6	31

(1)
Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totals E21 million (December 31, 2000: below E1 million).

10. Derivative financial instruments

	As of September 30, 2001			As of December 31, 2000
	Contract amount	Carrying value	Fair value	Fair value
	(E in millions)
Forward foreign exchange contracts	103	—	—	(9)
Interest rate swaps	2,224	28	40	36
Purchased interest rate options	300	1	—	1

    Derivative instruments are used in hedging foreign exchange and interest rate risks.

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11. Segmented information

    Financial information followed by Sonera's management is presented separately for Sonera's business segments for the nine months ended Septemebr 30, 2000 and 2001 as follows:

	Nine months ended September 30,
	2000	2001
	(E in millions)
Revenues
Mobile Communications Finland	835	907
International Mobile Communications	3	3
Service Businesses	180	233
Sonera Telecom
Domestic Voice Services	187	169
International Voice Services	80	115
Data Services	123	117
Leased Lines	36	42
Equipment Sales	82	91
Construction and Maintenance	17	21
Sales to other segments and other products	210	205

Subtotal	735	760
Other Operations	64	79
Intra-Group sales	(320)	(351)

The Group	1,497	1,631

EBITDA (1)
Mobile Communications Finland	393	463
International Mobile Communications	1,504	573
Service Businesses	(176)	(217)
Sonera Telecom	236	176
Other Operations	6	246

The Group	1,963	1,241

Operating profit
Mobile Communications Finland	301	368
International Mobile Communications	1,504	573
Service Businesses	(204)	(253)
Sonera Telecom	133	84
Other Operations	5	217

The Group	1,739	989

Depreciation and amortization
Mobile Communications Finland	(92)	(95)
International Mobile Communications	0	0
Service Businesses	(28)	(36)
Sonera Telecom	(103)	(92)
Other Operations	(1)	(29)

The Group	(224)	(252)

(1)
EBITDA is defined as operating profit before depreciation and amortization.

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12. Personnel

	As of or for nine months ended September 30,
	2000	2001
Average number of personnel during the period	10,189	10,904
Number of personnel at the end of the period	10,928	10,870

13. Differences between Finnish GAAP and generally accepted accounting principles in the United States

    Finnish GAAP and accounting principles adopted by Sonera differ in certain respects from U.S. GAAP. The following is a summary of the adjustments to net income and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Finnish GAAP in the preparation of the Unaudited Condensed Consolidated Interim Statements.

	Nine months ended September 30,
	2000	2001
	(E in millions)
Net income under Finnish GAAP	1,440	353
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	19	(9)
(b) Pensions	(2)	(2)
(c) Write-down on NMT network assets	(2)	(7)
(d) Provisions for year 2000	—	—
(e) Investments in marketable securities	—	(21)
(f) Capitalization of interest	(8)	—
(g) Associated companies	113	(42)
(h) Allowance for doubtful accounts	(1)	—
(i) Employee bond loans with warrants	(44)	(41)
(j) Business combinations	(90)	(52)
(k) Financial instruments	—	17
(l) Income taxes	(23)	4

Net income under U.S. GAAP before cumulative effect of accounting change	1,402	200
Cumulative effect of accounting change (net of deferred tax benefit of E1 million)	—	(4)

Net income under U.S. GAAP	1,402	196

(m) Basic earnings per share and ADS:
Before cumulative effect of accounting change	1.91	0.27
Cumulative effect of accounting change	—	(0.01)

Basic earnings per share and ADS	1.91	0.26

(m) Diluted earnings per share and ADS:
Before cumulative effect of accounting change	1.89	0.27
Cumulative effect of accounting change	—	(0.01)

Diluted earnings per share and ADS	1.89	0.26

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	As of September 30,
	2000	2001
	(E in millions)
Shareholders' equity under Finnish GAAP	3,225	3,558
Adjustments to reconcile to U.S. GAAP:
(a) Difference in depreciation method	15	12
(b) Pensions	38	41
(c) Write-down on NMT network assets	20	12
(d) Provisions for year 2000	—	—
(e) Investments in marketable securities	1,796	(67)
(f) Capitalization of interest	—	—
(g) Associated companies	61	23
(h) Allowance for doubtful accounts	(3)	(3)
(i) Employee bond loans with warrants	—	—
(j) Business combinations	1,047	232
(k) Financial instruments	—	12
(l) Income taxes	(481)	(16)

Shareholders' equity under U.S. GAAP	5,718	3,804

    The differences between Finnish GAAP and U.S. GAAP presented in this note should be read in conjunction with the Note 21 to the Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this document.

    Certain differences between Finnish GAAP and U.S. GAAP that relate particularly to the nine months ended September 30, 2001 are as follows:

(e) Investments in marketable securities

    Under Finnish GAAP, Sonera has recorded a E290 million write-down on its short-term investment in Deutsche Telekom shares ("DT"), to report its approximately 38.6 million DT shares at market value on September 30, 2001. The written down carrying value and market value of the shares was E665 million on September 30, 2001, or E17.20 per share. Sonera intends to sell the shares to repay its short-term debt or to prepay its long-term debt. Sonera received approximately 72 million DT shares as a payment when Sonera sold its VoiceStream and Powertel investments to Deutsche Telekom on May 31, 2001. The shares were initially recorded on the balance sheet at the market value on May 31, 2001, which was E24.60 per share. Subsequently, Sonera has sold approximately 33.4 million shares, and still held approximately 38.6 million shares on September 30, 2001.

    Under U.S. GAAP, Sonera has classified the shares as available-for-sale securities. Based on the intention to sell the shares, Sonera considers that the decline in value is likely to be "other-than-temporary" for the Company. Accordingly, the decline in market value is charged to net income also under U.S. GAAP.

(k) Financial instruments

    Effective January 1, 2001, Sonera adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an

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amendment of FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at fair value as either assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative at its inception. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results of the hedged item in the statement of operations, and requires the Company to formally document, designate and assess the effectiveness of the hedge transaction to receive hedge accounting treatment.

    For derivatives designated as "fair value hedges," gains and losses from derivative hedging instruments are recorded in earnings each reporting period. In addition, gains and losses on the hedged item are recognized in earnings. If gains and losses from the derivative hedging instrument and the related hedged item do not offset, the difference (the ineffective portion of the hedge) is recognized currently in earnings.

    For derivatives designated as "cash flow hedges," changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Any changes in the fair value of the derivative instrument resulting from hedge ineffectiveness, as defined by SFAS No. 133, are recognized immediately in earnings.

    For derivatives designated as "foreign currency hedges of a net investment in a foreign operation," the effective portion of the gain or loss from the hedging instrument is reported in other comprehensive income. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

    For all other derivatives, gains and losses from derivative instruments are recorded in earnings each reporting period.

    As of January 1, 2001, Sonera recorded a net transition loss of E6 million in net income and a net transition gain of E1 million in accumulated other comprehensive income (loss of E5 million and gain of E1 million, respectively, after the related deferred tax effects). However, as the documentation does not meet all the new requirements added by the Securities Exchange Commission ("SEC") recently, Sonera has reclassified the E1 million transition gain recorded in accumulated comprehensive income on January 1, 2001 currently in earnings. For the same reason, Sonera has recognized all the changes in the fair value of all derivatives for the period from January 1, 2001 to September 30, 2001 currently in earnings. As a result, the total net amount recorded in earnings for the nine months ended September 30, 2001 was a net gain of E17 million (net gain of E12 million after the related deferred tax effect of E5 million).

    See also Note 21 (o) to the Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this document.

(n) Accounting standards recently issued

Business combinations and intangible assets

    In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies criteria that intangible assets must meet in order to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives will no longer be amortized to expense, but instead will be tested for impairment at least annually in accordance with

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the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized to expense and will be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

    The Company is required to adopt the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized through December 31, 2001.

    As of January 1, 2002, the Company will be required to reassess the useful lives of all acquired intangible assets and make any necessary amortization period adjustments by March 31, 2002. The Company will also be required to perform an assessment of whether there is an impairment of goodwill as of January 1, 2002, and at least annually thereafter. Any impairment loss recognized at January 1, 2002 will be shown as the cumulative effect of a change in accounting principle in Sonera's net income under U.S. GAAP for the year ended December 31, 2002.

    As of January 1, 2002, the Company expects to have unamortized goodwill of approximately E540 million (Finnish GAAP: E310 million) which will be subject to the transition provisions of SFAS 141 and SFAS 142. E260 million (Finnish GAAP: E30 million) of the unamortized goodwill relates to acquired subsidiaries, primarily Across Holding AB and iD2 Holding AB in 2000, and E280 million (same amount under Finnish GAAP) of the unamortized goodwill relates to acquired interests in associated companies, primarily AB Lietuvos Telekomas, Lattelekom SIA and UAB Omnitel. Amortization expense related to goodwill from acquisition of subsidiaries was E4 million for the year ended December 31, 2000 under Finnish GAAP, and was E852 million under U.S. GAAP, including an impairment loss of E704 million recorded on the goodwill from Across Holding and iD2 Holding acquisitions. Amortization expense related to goodwill from acquisition of interests in associated companies was E66 million for the year ended December 31, 2000 both under Finnish GAAP and U.S. GAAP.

    Because of the extensive effort needed to comply with adopting SFAS 141 and SFAS 142, it was not practicable to reasonably estimate the impact of adopting them on Sonera's Consolidated Financial Statements at the date of this document.

Obligations associated with the retirement of tangible long-lived assets

    In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that a retirement obligation that is unavoidable as a result of either the acquisition or the normal operation of a tangible long-lived asset be recognised as a liability when incurred. The amount of the liability should initially be measured at fair value. Subsequent to initial measurement, an entity should recognize changes in the amount of the liability resulting from (a) the passage of time and (b) revisions to either the timing or amount of estimated cash flows. SFAS No. 143 also requires that, upon initial recognition of a liability for an asset retirement obligation, an entity capitalise that cost by recognizing an increase in the carrying amount of the related long-lived asset.

    The Company is required to adopt the provisions of SFAS No. 143 effective January 1, 2003. Sonera is reviewing the impact of SFAS No. 143.

Accounting for the impairment or disposal of long-lived assets

    In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or

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disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that Statement, including the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

    SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

    The Company is required to adopt the provisions of SFAS No. 144 effective January 1, 2002. Sonera is reviewing the impact of SFAS No. 144.

14. Significant events during the nine months ended September 30, 2001

    On February 20, 2001, Standard & Poor's lowered Sonera's long-term credit rating from single-A to single-A-minus and the short-term rating from A-1 to A-2. In addition, Standard & Poor's placed Sonera on the creditwatch surveillance list.

    On March 1, 2001, Sonera sold all shares that it held in TietoEnator Corporation, and received E424 million in sales proceeds. Sonera recorded a gain of E286 million on the sale under Finnish GAAP.

    On April 30, 2001, Sonera's 42.8 percent owned German UMTS associated company, Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH), signed a GPRS/GSM roaming agreement with E-plus of Germany. With this agreement, Group 3G will be able to offer German customers GPRS services, and later offer these customers UMTS services.

    On May 3, 2001, Moody's lowered Sonera's long-term credit rating from A2 to Baa2 and the short-term rating from Prime-1 to Prime-2. In addition, Moody's kept the ratings on review for possible further downgrade.

    On May 4, 2001, Sonera announced that it sells to Song Networks AB part of the business of Sonera Sverige AB. The price of the deal was approximately 200 million Swedish kronas (E20 million), subject to certain adjustments. A gain of E9 million was recorded from the transaction for second quarter. Sonera Sverige AB will in the future focus on the provision of Sonera Carrier Networks Ltd's services to its present and future operator customers in Sweden.

    On May 29, 2001, Sonera announced that its Dutch subsidiary, Sonera Plaza Nederland B.V., sells its internet access services via cable networks to PrimaCom Netherlands Holding B.V. The transaction was recorded for the second quarter. On July 6, 2001 Sonera announced that it also sells Sonera Plaza Nederland B.V. to Tiscali B.V. The transaction was recorded for the third quarter.

    On May 9, 2001, Sonera sold 17.4 percent of its VoiceStream shares for E357 million. On May 22, 2001, Sonera sold 17.1 percent of its Powertel shares for E75 million. On May 31, 2001, Sonera completed the sale of VoiceStream and Powertel shares to Deutsche Telekom ("DT") according to agreements made in 2000. For its remaining VoiceStream shares on May 31, 2001, Sonera received approximately 58 million DT shares and E292 million cash. For its remaining

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Powertel shares on May 31, 2001, Sonera received approximately 14 million DT shares. Therefore, the overall proceeds from VoiceStream and Powertel during May 2001 totaled approximately E724 million in cash and 72 million DT shares. For the second quarter of 2001, Sonera recorded a gain of approximately E595 million from the sales of VoiceStream and Powertel shares. In accordance with the terms of the agreement on the sale of VoiceStream and Powertel shares, Sonera has certain lock-up restrictions for the sale of the DT shares.

    On May 16, 2001, Turkcell decided to increase the company's share capital by allowing the current shareholders to participate in a rights issue by subscribing for new shares at their nominal value. On June 8, 2001, Sonera's Board of Directors decided that Sonera would participate in the rights issue. Total proceeds of the rights issue amounted to U.S.$178 million. Sonera participated in the issue in proportion to its holding and paid E77 million in August 2001.

    Based on Turkcell's interim financial statements as March 31 and June 30, 2001, Turkcell was in breach of certain of its covenants attached to its 1998 and 1999 bank facilities. If the lenders were to demand immediate repayment of these bank loans, it would trigger a cross-default to Turkcell's other indebtedness, which would have a material adverse effect on Turkcell's financial condition. On May 24, 2001, Yapi ve Kredi Bankasi A.S. (part of the Cukurova Group), a shareholder of Turkcell and one of the largest Turkish banks, committed to provide a cash loan facility up to U.S.$100 million to Turkcell over the next twelve months. Additionally, on May 28, 2001, Ericsson Telekomünikasyon A.S., the main GSM equipment supplier of Turkcell, agreed that it will defer its collections from Turkcell over the next twelve months. Based on Turkcell's third quarter earnings release on October 25, 2001, Turkcell has subsequently repaid the 1998 bank facility and received confirmation that a majority of the bank syndicate will waive the covenant breach for the 1999 bank facility.

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SONERA CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS -- (Continued)

    Turkcell Holding A.S., in which Sonera holds a 47.1 percent interest, has pledged approximately 39 percent of its shares in Turkcell (equal to approximately one-fourth of Sonera's total shareholding in Turkcell) to secure Turkcell's bank loan facilities. As of September 30, 2001, Sonera had guarantees outstanding for the amount of E21 million in relation to Turkcell's debt. Based on the actions taken by Turkcell, Sonera does not currently expect that the pledge of shares or any guarantees would result in a material adverse impact on Sonera's financial position or results of operations.

    On June 5, 2001, Germany's telecommunications regulator, RegTP, announced that it will permit mobile telephone operators to share their infrastructure for the development of third generation UMTS networks. Sonera estimates that this will permit Group 3G (Sonera 42.8 percent) to achieve significant savings in network investments and operating expenses, as well as accelerate the rollout of UMTS networks in Germany.

    On June 11, 2001, the President and CEO of Sonera, Mr. Kaj-Erik Relander announced that he will resign as of August 1, 2001. Before a new President and CEO was appointed and had begun in office, Sonera's Board of Directors appointed Mr. Aimo Eloholma as acting President and CEO as of August 1, 2001, and Mr. Kim Ignatius as acting Deputy CEO as of August 1, 2001. On August 27, 2001, Sonera's Board of Directors appointed Mr. Harri Koponen as Sonera's President and CEO as from October 1, 2001. Mr. Aimo Eloholma will continue as Deputy CEO and Chief Operating Officer (COO).

    On June 18, 2001, Sonera signed a syndicated variable rate loan facility of E1.33 billion with an international group of banks and withdrew the loan in July. The term of the loan is three years with final maturity in 2004. The annual interest rate of the loan is based on Sonera's long-term credit ratings, and is currently Euribor plus 1.25 percent. With the loan, Sonera replaced its short-term credit facilities, reduced its refinancing risk, and balanced the maturity distribution of its debt.

    The E1.33 billion syndicated loan facility also has a mandatory prepayment clause related to Sonera's long-term credit ratings. A downgrade of Sonera's long-term credit ratings by Standard & Poor's below BBB- or Moodys' below Baa3 would trigger the mandatory prepayment clause, which would allow the lenders to require the Company to prepay the loan in full within 30 days after notice of the downgrade. If the mandatory prepayment clause were to be triggered, it could result in a cross default under, and acceleration upon notice of, a substantial portion of Sonera's other borrowings. Any acceleration of Sonera's indebtedness would force Sonera to seek other means of external financing that, given the current environment where capital is becoming more expensive and harder to access, would have a material adverse effect on Sonera's financial condition.

    On June 21, 2001, Sonera announced changes to the stock option plans of its wholly-owned subsidiaries Sonera Plaza Ltd and Sonera SmartTrust Ltd. Sonera considers that the existing plans did not function as originally intended in the changed market situation. Sonera Plaza's stock option plan was replaced with Sonera's Group level plans of year 2000 and, partly, of year 1999. As part of the adjustment of its services strategy, Sonera also decided that it abandons the plan to have Sonera Plaza publicly listed. Sonera's wholly-owned subsidiary Sonera SmartTrust Ltd will have a new 2001 option plan for the subsidiary's employees. The personnel of SmartTrust can participate in only one of the SmartTrust plans, either in the existing 2000 or the new 2001 plan. The combined dilution effect of the 2000 and 2001 plans together may not exceed 15 percent of Sonera's holding in SmartTrust. The 2001 options can be exercised when (i) the initial public offering of the subsidiary takes place, or (ii) Sonera sells a significant stake of SmartTrust in a cash deal. The exercise period with the 2001 options will end on November 30, 2008. The exercise price of the

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2001 options is E0.933 per share which is based on the estimated current market capitalization of approximately E250 million for SmartTrust, determined on the basis of an international reference group. The exercise price for the 2000 options is currently E6.20 per share. The 2001 options will vest on a quarterly basis so that 1/20 of the total granted amount will vest after each quarter, and after 5 years of the grant date, all options are vested.

    On July 6, 2001, Standard & Poor's lowered Sonera's long-term credit rating from single-A-minus to BBB and the short-term rating from A-2 to A-3, and assigned both ratings with negative outlook. At same time, the ratings were removed from the CreditWatch.

    On July 26, 2001, Sonera announced that it would sell its 23.0% holding in Hungarian GSM operator Pannon GSM to Telenor Mobile Communications for approximately E310 million. On October 29, 2001, Sonera announced that is has signed final sales and purchase agreement with Telenor. The final closing of the deal is subject to regulatory approval by the Hungarian authorities.

    On August 9, 2001, Sonera announced that its 50 percent owned Norwegian associated company Broadband Mobile was placed into liquidation and its operations were discontinued, following the decision by the other shareholder of the joint venture, Enitel ASA, to withdraw from all its UMTS businesses. Sonera recorded a write-off of E12 million in the third quarter from the discontinuation of the Broadband's operations. Sonera does not expect any future liabilities related to the investment.

    On August 23, 2001, Moody's lowered Sonera's short-term rating from Prime-2 to Prime-3. The long-term rating of Baa2 it kept on review for a possible downgrade.

    On August 23, 2001, Sonera announced and started employer/employee negotiations in most of its operations. The negotiations resulted in the dismissal of approximately 500 employees. Additionally, another reduction of approximately 700 jobs will be implemented through expiration of fixed-term employment contracts, redeployment with in Sonera, and other personnel turnover. As a result, the number of Sonera's personnel will decrease by approximately 1,200. Sonera recorded a provision of E13 million in the third quarter of 2001 for the non-recurring costs arising from the reduction.

    On August 26, 2001, Sonera announced that it had sold 21.9 million Deutsche Telekom shares for E565 million. The shares were sold during July-August in public trading at an average price of E25.75 per share. On September 24, 2001, Sonera announced that it had sold additional 11.5 million Deutsche Telekom shares for E185 million, or at an average price of E16.12 per share. The sales resulted in a net loss of E76 million for the third quarter, as the shares were recorded at E24.60 per share in May when Sonera received the shares. After the sales, Sonera still holds approximately 38.6 million Deutsche Telekom shares, for which the lock-up period ends on December 1, 2001.

    On September 14, 2001, Sonera's German associated company Group 3G UMTS Holding GmbH and E-Plus agreed to build UMTS networks in co-operation in Germany. E-Plus and Group 3G will utilize common network elements, such as antennas, cables, transmitters, receivers and radio network controllers.

Resolutions by the Annual General Meeting

    In accordance with the proposal made by the Board of Directors (the "Board"), the Annual General Meeting of Sonera Corporation held on March 21, 2001 resolved that a dividend of E0.09 per share will be paid for the 2000 fiscal year. The dividend was paid on April 3, 2001.

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    Tapio Hintikka was elected Chairman of Sonera Corporation's Board of Directors, and Jussi Länsiö was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn were elected members of the Board of Directors. On April 5, 2001, Tapani Vaahtokivi was appointed the employee representative on the Board of Directors of the Company, and Kari Vilkman to be his deputy. The employee representative has the right to attend, speak and, with certain limitations, also to vote in Board meetings.

    The Annual General Meeting decided to abolish the Supervisory Board of the Company.

    The Annual General Meeting authorized the Board of Directors to decide on the repurchase of the Company's own shares. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until March 21, 2002. The maximum number of shares that can be repurchased by virtue of the authorization is 2,000,000 altogether, i.e. approximately 0.3 percent of the share capital. Shares can be repurchased with a view to using them as consideration when the company acquires assets related to its business, as consideration in potential acquisitions or other arrangements or for hedging against social security costs resulting from the personnel's stock options, or with a view to conveying them in a manner and scope decided on by the Board of Directors or to invalidating them. The shares will be purchased on the Helsinki Exchanges at the market price they have in public trade at the time of the purchase.

    The Annual General Meeting authorized the Board of Directors to decide on the conveyance of the repurchased shares. The authorization is valid for one year after the resolution of the Annual General Meeting, i.e. until March 21, 2002.

    In accordance with the proposal made by the Board of Directors, the Annual General Meeting confirmed that the share subscription price related to the option scheme of 2000 is E72,90. The Annual General Meeting did not adopt the proposal of the Board of Directors concerning the introduction of the 2001 option scheme.

Legal and regulatory proceedings

    On January 2001, Sonera purchased a 16.7 percent holding in Loimaan Seudun Puhelin Oy, a local fixed line telephone company operating in the southwestern part of Finland. On February 2001, Sonera raised its holding to 24.1 percent. The overall purchase price was approximately E25 million. The Finnish Competition Authorities ("FCA") approved the purchase with certain conditions on August 2001. A group of local Finnish telephone companies have filed an appeal with the Finnish Competition Council with respect to the FCA?s approval. The matter is still pending. On December 2000, Loimaan Seudun Puhelin acquired a majority interest in Turun Puhelin Oy, a local fixed line telephone company operating in the city of Turku in southwestern Finland.

    In connection with Sonera's termination of the director's agreement between Sonera Corporation and Mr. Harri Vatanen, former CEO of Sonera SmartTrust, Sonera inititated legal proceedings on March 2, 2001 in Finland to confirm that the technology agreement concluded between him and Sonera in 1998 is legally binding and in force and that Sonera has fulfilled its obligations under such agreement. Sonera has commenced this action in order to protect its interests in light of the termination of Mr. Vatanen's employment. Mr. Vatanen has brought a claim in the United States against Sonera and certain of its subsidiaries, for rescission of the technology agreement, misrepresentation and fraud in relation to entering into the agreement and certain other related claims, including, amont other things, award of compensatory damages in an unspecified

F–99

amount. Sonera continues to pursue the legal proceedings itiniated by it in Finland and disputes both the jurisdiction of a U.S. court in the matter and the claims brought by Mr. Vatanen.

    On April 2001, Mr. Murray L. Swanson, the former managing director of Sonera's wholly-owned subsidiary Sonera Corporation U.S., brought a complaint in the United States against Sonera, alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between him and Sonera Corporation U.S. in 1998. Mr. Swanson claims that Sonera has failed to fulfill its obligations under the employment agreement and that Sonera has made false representations in relation thereto. He seeks, among other things, recovery of his alleged damages, which he states are in excess of U.S.$75 million, and punitive damages in an unspecified amount. Sonera has denied any basis for liability on its part and intends to vigorously defend against his complaint.

    On April 24, 2001, the Telecommunications Administration Centre ("TAC") issued a decision on the complaint filed by Telia Finland Oy in November 1998 in relation to the interconnection fees applied by Sonera's domestic mobile communications. The TAC had came to the conclusion that the interconnection fees applied by Sonera's domestic mobile communications were not reasonable in relation to actual costs. Thus the TAC is the opinion that Sonera has priced its interconnection fees contrary to the Telecommunications Market Act and obliges Sonera to revise its fees. On May 25, 2001, Sonera announced that it has filed an appeal with the Administrative Court of Helsinki against the decision issued by the TAC. Sonera does not approve of the TAC's involvement in the interconnection fees applied by Sonera, and believes that the interconnection pricing should be based on commercially negotiated solutions. On June 21, 2001, Sonera concluded new commercial interconnection agreements with Telia Mobile and Radiolinja and on August 2001, with Finnish 2G.

Tax matters

    Sonera has received a notice from the Finnish Tax Authorities that they would conduct a tax audit in Spring 2002 at Sonera's Finnish group companies for Finnish income taxes, value-added taxes and payroll taxes. Management believes that all transactions have been made in compliance with the Finnish tax legislation and foreign tax regulations, when applicable. Sonera has also requested for advance rulings for certain significant transactions to have certainty over the applicable tax treatment of such transactions. Management is currently unable to assess the likely outcome of the pending tax audit in Finland.

15. Significant events subsequent to September 30, 2001

    On October 22, 2001, Sonera announced that the Board of Directors has adopted a new strategy for the company. New strategy focuses on profitable growth in Sonera's advanced domestic operations and reduced expenditure on the service businesses.

    On October 22, 2001, Sonera announced that it intends to raise approximately E1.0 billion through a rights offering to its shareholders. The Board of Directors decided to convene an extraordinary General Meeting of shareholders on November 9, 2001 to approve the issue of up to 743,534,486 new shares in order to accommodate the exercise of the rights issued in the offering.

    On October 22, 2001, Standard & Poor's affirmed Sonera's solid investment grade credit ratings of BBB for the long-term debt and A-3 for the short-term debt. The outlook was kept as negative.

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    On October 24, 2001, Moody's upgraded Sonera's short-term credit rating from Prime-3 to Prime-2 and confirmed the long-term rating of Baa2. The outlook is stable.

    On October 29, 2001, Sonera announced that it would reorganize its businesses of SmartTrust Ltd and Sonera Zed Ltd. Sonera SmartTrust will focus on two of its most important business areas. The organization of Sonera SmartTrust will consist of two business units, one of which will focus on service platforms sold to mobile operators whilst the other one will focus on smartcard and SIM card based Internet security solutions. Sonera SmartTrust headquarters will move from Helsinki to Stockholm. Sonera SmartTrust will also continue the streamlining of its operations by cutting costs. The company has started the employer/employee negotiations concerning reduction affecting approximately 150–160 persons. October 22, 2001, Sonera Zed announced that it would wind up its business on markets where the transaction volumes of the Zed services have not reached satisfactory targets. The aim is to close down or sell the operations in Turkey, the Netherlands and the USA by the end of this year. The reduction of business is also reflected in the centralized functions. For this reason, Sonera Zed has started the employer/employee negotiations concerning reduction affecting approximately 130 persons.

    On November 7, 2001, Sonera announced that it has signed a Letter of Intent with 3i, Europe's leading venture capital company to sell 100% of Sonera Info Communications Ltd for a total cash consideration of E125 million. The transaction also includes Sonera's holdings in Conduit plc (10%) and 188 Ltd (45%) as well as Sonera Info Communications Ltd's holdings in Intra Call Center SA (100%), in Suomen Keltaiset Sivut Oy (30%) and in Suomen Numeropalvelu Oy (40%). The shares of Metro One Telecommunications Inc. are not included in the deal. The parties expect the definitive agreement to be signed by end of the year 2001. The deal is expected to close during the first quarter 2002.

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Consolidated Financial Statements of
Turkcell Iletisim Hizmetleri Anonim Sirketi
and its subsidiaries
as of December 31, 1999 and 2000 and
for the years ended December 31, 1998, 1999 and 2000

F–102

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Turkcell Iletisim Hizmetleri Anonim Sirketi

We have audited the accompanying consolidated balance sheets of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Without qualifying our opinion, as also discussed in Note 28, we draw your attention to the fact that significant economic difficulties have emerged in Turkey during the year 2000 and subsequent to December 31, 2000. These include, but are not limited to, a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the US Dollar during the first day of flotation. As of the date of this report the Turkish Lira has devalued significantly against major foreign currencies as compared to the related currency exchange rates ruling as of December 31, 2000. Such devaluation against the US Dollar has been 45%. The financial condition of the Company and its future operations and cash flows could be adversely affected by continued economic difficulty. Management is unable to predict the extent, severity or duration of the current economic difficulties nor quantify what impact it may have on the current financial position or future operations and cash flows of the Company. The consolidated financial statements referred to above do not include any adjustments, which may be necessary as a result of these economic difficulties.

The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, at December 31, 2000, current liabilities exceeded current assets by approximately $55.8 million and based on the Company's consolidated financial statements as of and for the three month period ended March 31, 2001, the Company is in breach of one of the covenants contained in the 1998 and 1999 bank facilities that may raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Cevdet Suner Denetim ve
Yeminli Mali Musavirlik A.S.
April 26, 2001, except Notes 2 and 28 which are as of May 29, 2001
Istanbul, Turkey

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At December 31, 1999 and 2000

(In thousands, except share data)

	1999	2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 5)	$248,729	$363,365
Trade receivables and accrued income, net (Note 6)	251,456	325,636
Due from related parties (Notes 3 and 7)	4,966	113,860
Inventories (Note 3)	8,303	16,402
Prepaid expenses (Note 9)	9,584	22,484
Deferred tax assets (Notes 3 and 18)	11,995	—
Other current assets (Notes 3 and 8)	31,861	44,476

Total current assets	566,894	886,223
ADVANCES TO RELATED PARTIES (Note 3)	3,100	1,020
PREPAID EXPENSES (Note 9)	5,670	11,765
INVESTMENTS (Notes 3 and 10)	70,055	60,068
FIXED ASSETS, net (Notes 3 and 11)	1, 070,970	1,762,168
CONSTRUCTION IN PROGRESS (Note 12)	375,878	233,299
INTANGIBLES, net (Notes 3 and 13)	707,364	892,995
OTHER LONG TERM ASSETS (Note 3)	51,370	37,382

	$2,851,301	$3,884,920

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 14)	$374,240	$438,081
Trade payables (Note 15)	153,494	208,890
Due to related parties (Notes 3 and 16)	10,581	2,811
Taxes payable (Notes 3 and 18)	16	—
Deferred tax liabilities (Notes 3 and 18)	—	21,103
Other current liabilities and accrued expenses (Note 17)	194,595	271,194

Total current liabilities	732,926	942,079
LONG TERM BORROWINGS (Note 19)	1,247,629	1,600,676
LONG TERM LEASE OBLIGATIONS (Notes 3 and 20)	41,244	34,472
RETIREMENT PAY LIABILITY (Note 3)	1,660	3,545
DEFERRED TAX LIABILITIES (Notes 3 and 18)	3,575	3,491
MINORITY INTEREST (Note 3)	4,298	12
OTHER LONG TERM LIABILITIES	—	5,838
SHAREHOLDERS' EQUITY
Common stock Par value one thousand TL; authorized, issued and outstanding 87,250,000,000 shares in 1999 and 240,000,000,000 shares in 2000 (Note 21)	210,953	458,239
Advances for common stock	299	141
Legal reserves	2,026	5
Accumulated other comprehensive loss (Note 3)	(2,873)	(1,049)
Retained earnings	609,564	837,471

Total shareholders' equity	819,969	1,294,807

COMMITMENTS AND CONTINGENCIES (Note 26)
	$2,851,301	$3,884,920

The accompanying notes are an integral part of these consolidated financial statements.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 1998, 1999 and 2000

(In thousands, except share data)

	1998	1999	2000
Revenues (Notes 3 and 22)	$721,614	$1,580,822	$2,224,940
Direct cost of revenues (Note 3)	(295,122)	(679,404)	(1,197,175)

Gross profit	426,492	901,418	1,027,765
General and administrative expenses (Note 23)	(47,588)	(103,706)	(187,878)
Selling and marketing expenses (Note 24)	(83,025)	(223,740)	(414,250)

Operating income	295,879	573,972	425,637
Income from related parties, net (Note 25)	4,514	1,334	2,450
Interest income	18,727	31,787	94,654
Interest expense (Note 3)	(72,879)	(143,068)	(251,174)
Other income, net	2,206	3,137	9,703
Equity in net income (loss) of unconsolidated investees (Notes 3 and 10)	7,427	(8,205)	(31,645)
Gain on sale of affiliates (Note 10)	—	—	44,244
Minority interest (Note 3)	(1,614)	176	(316)
Translation loss (Note 3)	(23,016)	(98,336)	(21,953)

Income before taxes	231,244	360,797	271,600
Income tax (expense) benefit (Notes 3 and 18)	(19,254)	8,282	(43,693)

Net income	$211,990	$369,079	$227,907

Basic and diluted earnings per common share (Notes 3 and 21)	$0.00099	$0.00159	$0.00098

Weighted average number of common shares outstanding (Notes 3 and 21)	213,971,252,700	231,755,868,131	233,386,099,934

The accompanying notes are an integral part of these consolidated financial statements.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME

For the years ended December 31, 1998, 1999 and 2000

(In thousands, except share data)

	Common stock						Accumulated other comprehensive income (loss)
			Advances for common stock	Legal reserves	Comprehensive income	Retained earnings		Total shareholders' equity
	Shares	Amount
Balances at January 1, 1998	20,290,697,674	$87,960	—	16		30,505	1,601	120,082
Issuance of common stock	52,755,813,954	100,799						100,799
Advances for increase in common stock			19,310					19,310
Transfer to legal reserves				1,527		(1,527)		—
Comprehensive income:
Net income					211,990	211,990		211,990

Other comprehensive loss:
Translation adjustment					(1,540)		(1,540)	(1,540)

Comprehensive income					210,450

Balances at December 31, 1998	73,046,511,628	188,759	19,310	1,543		240,968	61	450,641
Advances for increase in common stock			3,183					3,183
Issuance of common stock	14,203,488,372	22,194	(22,194)					—
Transfer to legal reserves				483		(483)		—
Comprehensive income:
Net income					369,079	369,079		369,079

Other comprehensive loss:
Translation adjustment					(2,934)		(2,934)	(2,934)

Comprehensive income					366,145

Balances at December 31, 1999	87,250,000,000	210,953	299	2,026		609,564	(2,873)	819,969
Issuance of common stock	152,750,000,000	247,286	(158)					247,128
Sale of affiliates				(2,021)	2,873		2,873	852

Comprehensive income:
Net income					227,907	227,907		227,907

Other comprehensive loss:
Translation adjustment					(1,049)		(1,049)	(1,049)

Comprehensive income					229,731

Balances at December 31, 2000	240,000,000,000	$458,239	141	5		837,471	(1,049)	1,294,807

The accompanying notes are an integral part of these consolidated financial statements.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 1998, 1999 and 2000

(In thousands)

	1998	1999	2000
Operating Activities:
Net income	$211,990	$369,079	$227,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,951	141,023	299,632
Provision for retirement pay liability	423	905	1,898
Provision for inventories	(70)	—	—
Provision for doubtful receivables	26,187	39,816	83,143
Provision for income taxes	72	(77)	520
Equity in net (income) loss of unconsolidated investees	(7,427)	8,205	31,645
Gain on sale of affiliates	—	—	(44,244)
Deferred taxes	10,003	(7,277)	30,982
Changes in assets and liabilities:
Trade receivables	(97,427)	(112,253)	(166,550)
Due from related parties	4,679	(1,213)	(82,201)
Inventories	(2,209)	(4,270)	(8,332)
Prepaid expenses	(2,205)	(8,868)	(18,995)
Other current assets	(2,674)	(2,814)	(18,707)
Advances to related parties	35,794	(2,338)	2,080
Other long term assets	(1,249)	1,077	(3,422)
Due to related parties	(1,561)	5,999	(6,815)
Accrued income	(37,126)	(50,225)	3,828
Accrued expense, net	55,406	83,626	12,258
Trade payables	24,871	(100,146)	(66,042)
Loss contingency	(11,000)	—	—
Other current liabilities	10,932	27,724	63,206
Other long term liabilities	—	—	5,838

Net cash provided by operating activities	288,360	387,973	347,629

Investing Activities:
Additions to fixed assets	(152,171)	(756,321)	(824,680)
Reductions in (additions to) construction in progress	(115,875)	(38,831)	40,447
Additions to intangibles	(547,730)	(178,324)	(192,593)
Investments in investees	(39,422)	(10,922)	(4,698)

Net cash used for investing activities	(855,198)	(984,398)	(981,524)
Financing Activities:
Proceeds from issuance of and advances for common stock	120,109	3,183	247,128
Increase in minority interest	2,599	1,594	327
Proceeds from issuance of long and short term debt	823,360	955,311	1,018,869
Payment on long and short term debt	(312,669)	(169,668)	(526,840)
Net decrease (increase) in debt issuance expenses	(28,418)	(40,132)	10,762
Payment on lease obligations	(3,347)	(6,022)	(7,712)
Increase in lease obligations	38,671	6,969	5,997

Net cash provided by financing activities	640,305	751,235	748,531

Net increase in cash	73,467	154,810	114,636
Cash at the beginning of year	20,452	93,919	248,729

Cash at the end of period	$93,919	$248,729	$363,365

Supplemental cash flow information:
Interest paid	$38,561	$101,832	$163,610
Taxes paid	21	93	16
Non-cash investing activities — Accrued capital expenditures	111,517	109,655	132,885
Sale and purchase of investments	—	—	90,000
Non-cash financing activities — Issuance of common shares subscribed and paid-up in 1998	—	19,011	—

The accompanying notes are an integral part of these consolidated financial statements.

F–107

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 1999 and 2000 and for the years ended
December 31, 1998, 1999 and 2000

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(1) Business:

    Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell — Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. Turkcell and Türk Telekomünikasyon A.S. (Türk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993 which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Türk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Türk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transport and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

    As of December 31, 2000, Kibris Mobile Telekomünikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Çagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S (Corbuss), Turktell Bilisim Servisleri A.S (Turktell), Hayat Boyu Egitim A.S (Hayat) and Kibrisonline Limited Sirketi (Kibrisonline) (the subsidiaries) are consolidated subsidiaries, owned 99.99%, 99.99% 99.25%, 99.95%, 65% and 50%, respectively, by Turkcell or the subsidiaries.

    Kibris Telekom was incorporated on March 25, 1999 for the purpose of constructing and operating a GSM network in Northern Cyprus. Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus were parties to a revenue sharing agreement, which covers a period of 10.5 years commencing on March 25, 1999. According to the Revenue Sharing Agreement, revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between the parties. At December 31, 2000, the share capital of Kibris Telekom was fully paid in cash by the amount of $20,166.

    Global was incorporated on October 1, 1999 for the purpose of establishing databases and call centers, and publishing and distributing telephone directories. At December 31, 2000, the share capital of Global was fully paid in cash by the amount of $9,124.

    Corbuss and Turktell were incorporated on June 13, 2000 for the purpose of rendering services related to information technologies such as Wireless Application Protocol (WAP) and Value Added

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GSM Services (VAS). At December 31, 2000, Corbuss' and Turktell's paid-in capital are $1,387 and $365, respectively.

    Hayat was incorporated on June 7, 2000 to provide educational digital broadcasting services for children. As of December 31, 2000, the paid-in capital of Hayat is $5.

    Kibrisonline was incorporated on July 10, 2000 to provide internet services. At December 31, 2000, the paid-in capital of Kibrisonline is $0.003.

    As of December 31, 2000, Fintur Holdings B.V. (Fintur), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Çocuk Programlari Yapimciligi ve Yayinciligi A.S. (Digikids) and Siber Egitim, ve Iletisim Teknolojileri A.S. (Siber Egitim), Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (Mapco) and Platco Internet ve Iletisim Altyapi Hizmetleri A.S. (Platco) are equity investees.

    As of December 31, 2000, Fintur is an equity investee of the Company. In November 1999, the articles of association of Fintur have been amended in order to reflect a change in the company's operations (described in Note 10) and an increase in the share capital from Dutch Guilders 250 thousand to Euro 500 thousand. On February 11, 2000 Fintur became a wholly owned subsidiary of Turkcell. After the Fintur restructuring in June (described below and in Note 10), the Company's ownership in Fintur decreased to 25%. At December 31, 2000, the share capital of Fintur was paid fully in cash by the amount of $360,007.

    On May 31, 2000, the Company contributed its 51% interest in GSM Kazakhstan, the Kazakstani GSM network operator, and on June 5, 2000, the Company contributed its entire 87% interest in Azertel, the company that holds a 64.3% interest in Azercell Telekom B.M., the Azeri GSM network operator, and also contributed its 99.92% ownership interest in Gürtel, the company that owns a 78% interest in Geocell, the Georgian GSM network operator, its 66% interest in Moldcell, the Moldavian GSM network operator, and its entire 100% interest in Digital Platform, its digital television distribution subsidiary, to Fintur by decreasing its 100% ownership in Fintur to 25% in exchange for its investments in the other businesses, assets and cash which have been contributed into Fintur by Çukurova Group and Sonera Group companies (Note 10).

    Bilisim, Digikids and Siber Egitim were incorporated on July 24, July 14, and September 4, 2000, respectively. Bilisim will engage in providing educational services through internet, Digikids will provide entertainment services for children via internet and television and Siber Egitim will provide educational services through television and internet. At December 31, 2000, the ownership interest of Turkcell and the subsidiaries in Bilisim, Digikids and Siber Egitim are 50%, 25% and 40%, respectively. At December 31, 2000, the paid-in capital of Digikids and Siber Egitim are $456 and $374, respectively, and share capital of Bilisim was unpaid.

    Mapco and Platco were incorporated on November 14, 2000 to provide internet services through any means of wireless communication. At December 31, 2000, the ownership interest of Turkcell and the subsidiaries in Mapco and Platco are 45%. At December 31, 2000, Mapco's and Platco's paid-in capital are $1,207 and $675, respectively.

    As of December 31, 1999, Azertel Telekomünikasyon Yatirim ve Dis Ticaret A.S. (Azertel), Gürtel Telekomünikasyon Yatirim ve Dis Ticaret A.S. (Gürtel), Kibris Telekom, Digital Platform Iletisim Hizmetleri A.S. (Digital Platform), Moldcell S.A. (Moldcell) and Global (the subsidiaries) were

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consolidated subsidiaries, owned 87.50%, 99.92%, 99.99%, 99.99%, 66% and 99.20%, respectively, by Turkcell or the subsidiaries.

    Azertel was incorporated on May 9, 1996. Azertel and the Ministry of Communication of Azerbaijan (the Azerbaijan Ministry) are parties to an agreement which sets forth the terms related to the construction and operating phases of a GSM network in Azerbaijan. In accordance with this agreement, Azercell Telecom MMM (Azercell), a company engaged in establishing and operating a GSM network in Azerbaijan, was founded in Azerbaijan. Its shares are owned by Azertel (64.3%) and the Azerbaijan Ministry (35.7%). Related investments are being made by Azertel and the required operating license and permissions are being provided by the Azerbaijan Ministry as capital contributions. The operating license is valid for 20 years commencing in 1997 and can be extended for periods of 10 years upon written application by Azercell.

    Gürtel was incorporated on November 11, 1996 and owns 78% of the shares of Geocell Limited (Geocell), a company founded in Georgia and engaged in establishing and operating a GSM network in Georgia. Other shareholders of Geocell are Georgian shareholders, namely Cellcom Limited (20%), and Mobilcom 97 Limited (2%). The articles of association of Geocell state the conditions related to the construction and operating phases of the GSM network. In accordance with the articles of association, related investments are being made by Gürtel and the operating license is being provided by Georgian shareholders as capital contributions. The term of existence of Geocell is 10 years, corresponding to the duration of the license period, which commenced in 1997. The term of existence and the duration of the license period will be automatically renewed for an additional 10 years unless a "major decision" (as described in the articles of association) is taken by the shareholders. Afterwards, the operating license period can be extended for periods of 10 years upon "major decisions" taken by the shareholders.

    Gürtel also owns 45% of the shares of Digital Hizmetler Pazarlama A.S. (Digital Pazarlama), a company incorporated on July 19, 1999 for the purpose of providing and marketing the television program distribution services of Digital Platform.

    Moldcell was incorporated on October 19, 1999, for the purpose of constructing and operating a GSM network in Moldavia. As of December 31, 1999, the other shareholders of Moldcell were Accent Electronic S.A. (Accent-23%) and Graham & Levintsa (11%), both Moldavian entities. On November 5, 1999, Moldcell obtained a license to install and operate a GSM network in the Republic of Moldavia, for a period of 15 years. On December 1, 1999, Turkcell and Accent signed an agreement to increase the share capital of Moldcell to the equivalent of $10,000 in Moldavian Lei, and simultaneously, Turkcell's participation would increase from 66% to 77% by acquisition of 11% shares from Graham & Levintsa. In accordance with this agreement, Accent would contribute the administrative building valued at $600, security services valued at $500 and consulting support valued at $200 as initial part of the share increase, and Turkcell would establish the GSM network. Moldcell commenced its GSM operations in April 2000.

    Digital Platform was incorporated on March 10, 1999 for the purpose of broadcasting, and purchasing, selling and leasing of communication equipment and satellite lines. Digital Platform delivers DTH (Direct to Home) television programme distribution services, and it began operations in April 2000.

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    As of December 31, 1999, TOO — GSM Kazakhstan AOA (GSM Kazakhstan) was an equity investee. GSM Kazakhstan was incorporated on June 1, 1998 as a wholly owned subsidiary of AO Kazakhtelecom, the Kazakhstan monopoly fixed-line telecommunications company owned and controlled by Kazkommerstbank (a state-owned bank). GSM Kazakhstan is engaged in establishing and operating a GSM network in Almaty and parts of the northwest region of Kazakhstan. In an auction arranged by the Kazakh Government in June 1998, GSM Kazakhstan obtained a general license for 15 years at a cost of $67,500 to provide mobile telephone services in accordance with GSM standards. On September 29, 1998, Turkcell signed an agreement with AO Kazakhtelecom and acquired 51% ownership interest in GSM Kazakhstan in consideration for $25,000.

(2) Financial Position and Basis of Preparation of Financial Statements:

    Turkcell and the subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States. The financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 present the consolidated financial position and consolidated results of operations of the Company.

    At December 31, 2000, current liabilities exceeded current assets by $55,856. Also, based on the Company's consolidated financial statements as of and for the three month period ended March 31, 2001, the Company is in breach of one of the covenants contained in the 1998 and 1999 bank facilities (Note 28). These matters may raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. Management's plans to continue as a going concern include increasing its share capital, refinancing existing borrowings, obtaining additional borrowings, to defer payments of existing or future debts and renegotiating of the covenants. On May 16, 2001, it was resolved to increase Turkcell's share capital by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) (Note 28). On May 24, 2001, Yapi ve Kredi Bankasi A.S., a shareholder and one of the largest Turkish banks, has committed to provide a cash loan facility up to $100,000 to the Company over the next twelve months. On May 28, 2001, Ericsson Telekomünikasyon A.S., the main supplier of GSM network equipment and related services, (Notes 15, 27 and 28), has agreed that, at the request of the Company, it will defer its collections from the Company resulting from the Company's purchases of GSM network equipment and related services over the next twelve months. Management expects to begin renegotiation of the covenants with the lenders in July 2001. Management does not expect the agent to accelerate repayment of the outstanding amounts under the 1998 and 1999 bank facilities, and, as of May 28, 2001, management is not aware of any lenders instructing the agent to accelerate repayment. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    In its statutory financial statements prepared in accordance with local commercial and tax regulations, Turkcell has generated negative cash flows and losses from operating activities as of December 31, 1999 and 2000. Interest expense and exchange losses associated with financing the

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business have contributed to the negative cash flows and operating losses as well as tax saving accounting treatments applied by Turkcell in its statutory financial statements. In accordance with Turkish commercial legislation, Turkcell is required to maintain certain minimum levels of shareholders' equity in its statutory financial statements. In connection with the recapitalization as described in Note 21, Turkcell has met those minimum requirements.

(3) Summary of Significant Accounting Policies:

    Significant accounting policies followed in the preparation of the consolidated financial statements referred to above are set out below:

(a) Revenue and expense recognition

Revenues:

    Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

    Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

    Subsequent to the acquisition of the License and through the third quarter of 2000, subscription fees, simcard and prepaid simcard sales were recognized upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess subscription fees, simcard and prepaid simcard sales, if any, were deferred and amortized over the estimated effective customer life. Subsequent to March 2000 subscription fees were no longer charged to customers.

    The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. SAB 101 establishes more clearly defined revenue recognition criteria than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for non-refundable fees, such as activation fees, collected by a company upon entering into an arrangement with a subscriber, such as an arrangement to provide telecommunication services. SAB 101 is effective for the last quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 effective October 1, 2000. The adoption of SAB 101 did not have a material impact on the Company's consolidated financial position or results of operations.

    Subsequent to the adoption of SAB 101 the Company defers revenues associated with simcard sales and corresponding equal amount of the related costs and amortizes the revenues and expenses over the estimated subscriber life.

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Expenses:

    Direct costs of revenues mainly include transmission fees, base station rents, depreciation and amortization charges and technical, repair and maintenance expenses directly related to services rendered.

    Direct cost of subscription fees, simcard and prepaid simcard sales include activation fees paid to dealers, certain customer acquisition costs, cost of simcard sales and simcard subsidies. Selling and marketing and general and administrative costs are charged to expenses as incurred.

(b) Principles of consolidation

    As of December 31, 2000, the consolidated financial statements include the accounts of Turkcell and six (1999: six) majority owned subsidiaries. Investments in Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco (1999: GSM Kazakhstan, Azercell, Digital Pazarlama and Geocell) are included under the equity method of accounting (Note 10).

    The major principles of consolidation are as follows:

—
All significant intercompany balances and transactions have been eliminated in consolidation.

—
Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

(c) Principles of translation of the financial statements into US Dollars

    Turkcell and the subsidiaries record transactions in their local currencies, which represent their functional currency. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the date of the transactions. Assets and liabilities denominated in foreign currencies are converted into Turkish Lira at the exchange rates ruling at balance sheet date, with the resulting exchange differences recognized in the determination of net income.

    Financial statements of Turkcell, Kibris Telekom, Corbuss, Turktell, Hayat, Kibrisonline and Global (1999: Turkcell, Azertel, Gürtel, Kibris Telekom, Digital Platform and Global) have been translated into US Dollars the reporting currency, in accordance with the relevant provisions of Statement of Financial Accounting Standard (SFAS) No. 52 "Foreign Currency Translation" as applied to entities in highly inflationary economies. Accordingly, revenues, costs, capital and nonmonetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at the exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of the financial statements into US Dollars are included in the determination of net income, as "Translation loss".

    Digikids, Bilisim, Siber Egitim, Mapco, Platco and Fintur (1999: GSM Kazakhstan, Azercell, Geocell, and Digital Pazarlama) are unconsolidated subsidiaries accounted for under the equity method of accounting. Financial statements of these companies (1999: Azercell) have been translated into US Dollars, the reporting currency of the Company, in accordance with the relevant provisions of SFAS No. 52 as applied in highly inflationary economies. All foreign exchange adjustments resulting from translation of the financial statements of Fintur (1999: Azercell) into US

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Dollars are included in a separate section of shareholders' equity titled "Accumulated other comprehensive loss".

(d) Fixed assets and intangibles

    Fixed assets and intangibles are stated at cost. Leases of plant and equipment under which the Company assumes substantially all the risks and the rewards incidental to ownership are classified as finance leases. Other leases are classified as operating leases.

    Finance leases are recognized in the balance sheet by recording an asset and liability equal to the present value of minimum lease payments at the inception of the lease. Capitalized finance leases are depreciated over the estimated useful life of the asset or the lease term where appropriate. Lease liabilities are reduced by repayments of principal, while the interest charge component of the lease payment is charged to income.

    Depreciation and amortization is provided using straight-line method at rates established based on the estimated economic lives of the related assets. The annual rates used approximate the estimated economic lives of the related assets and are as follows:

Buildings	4.0%
Machinery and equipment	12.5%	—	25.0%
Furniture, fixture and equipment	20.0%	—	25.0%
Motor vehicles	20.0%	—	25.0%
Leasehold improvements	20.0%
Intangibles	4%	—	12.5%

    Major renewals and betterments are capitalized and depreciated/amortized over the remaining useful lives of the related assets. Maintenance, repairs and minor renewals are expensed as incurred.

    When assets are otherwise disposed of, the costs and the related accumulated depreciation/amortization are removed from the accounts and resulting gain or loss is reflected in net income.

(e) Inventories

    Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. At December 31, 1999 and 2000, inventories consisted of simcards and scratch cards (finished goods) amounting to $8,303 and $16,402, respectively.

(f) Income taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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The Company's deferred tax assets and liabilities have been remeasured into US Dollars in accordance with the provisions of SFAS No. 109 and the transaction gains and losses that result from such remeasurement have been included within the translation loss in the consolidated financial statements.

(g) Use of estimates

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables and valuation allowances on deferred tax assets.

(h) Transactions with related parties

    For reporting purposes, investee companies and their shareholders, shareholders of Turkcell and the subsidiaries and the companies that the shareholders have a relationship with are considered to be related parties.

(i) Impairment of long-lived assets

    The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, on January 1, 1996. The Company assesses impairment of its long-lived assets and intangibles wherever facts or circumstances indicate the carrying amounts may not be recoverable. The Company compares the carrying value of such assets to the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected cash flows (undiscounted and without charges) is less than the carrying amount of the asset, the Company recognizes an impairment loss on the assets. There was no such impairment in any of the periods presented in the consolidated financial statements.

(j) Earnings per share

    The Company adopted SFAS No. 128, Earnings Per Share. In accordance with this statement, basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share do not differ from basic earnings per share for all periods presented, as the Company has no common stock equivalents. The weighted average number of common shares outstanding and earnings per share information have been retroactively restated to reflect the recapitalization as described in Note 21.

(k) Comprehensive income

    The Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The

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Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income for the years ended December 31, 1998, 1999 and 2000 were $210,450, $366,145 and $209,321 respectively.

(l) Segment reporting

    The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers.

(m) Derivative instruments and hedging activities

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. As of December 31, 2000, the Company did not have any freestanding or embedded derivatives. Management believes that the adoption of SFAS 133 will not have a material impact on the company's consolidated financial position or results of operations.

(n) Accounting for computer software

    In January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). The Company adopted SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements.

(o) Reporting on the costs of start-up activities

    The AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") in April 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company adopted SOP 98-5 effective January 1, 1999. The adoption of SOP 98-5 did not have a material impact on the Company's consolidated financial statements.

(p) Retirement pay liability

    Under the terms of the existing labor law in Turkey, the Company is required to make lump-sum payments to employees who have completed one year of service and whose employments are terminated without due course, or who retire, are called up for military service or

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die. Such payments are calculated on the basis of 30 days' pay maximum approximately $0.87 per year of employment at the rate of pay applicable at the date of retirement or termination.

(q) Deferred financing cost

    Certain financing costs associated with the borrowings of funds are deferred. Deferred financing costs are recorded in other current assets ($24,701) and other long-term assets ($36,288) in the accompanying consolidated balance sheet at December 31, 2000 (1999: $21,066 and $50,685). These assets are amortized over the terms of the related borrowings as an adjustment to interest expense in the accompanying statements of operations.

(r) Reclassifications

    Certain prior year amounts have been reclassified to conform with the 2000 presentation.

(4) Fair Value of Financial Instruments:

    The Company's financial instruments consist of cash and cash equivalents, trade receivables and accrued income, short and long term borrowings and trade payables.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a) Cash and cash equivalents, trade receivables and accrued income and trade payables

    The carrying amounts approximate fair value because of the short maturity of those instruments.

(b) Short and long term borrowings

(i)
Bank facilities: The carrying amount approximates fair value because the interest rate varies based on the London interbank offer rates.

(ii)
Loans under the Issuer Credit Agreement: The fair value is estimated based on the quoted market prices.

(iii)
Other long term borrowings: For other long term borrowings, a reasonable estimate of fair value could not be made because they are unique in nature and no information is readily available.

(iv)
Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short maturity of those instruments.

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    The estimated fair values of the Company's financial instruments at December 31, 1999 and 2000 are as follows:

	1999		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$248,729	$248,729	$363,365	$363,365
Trade receivables and accrued income	251,456	251,456	325,636	325,636
Short term borrowings
Practicable to estimate fair value	324,572	324,572	393,813	393,813
Not practicable	49,668	—	44,268	—
Trade payables	153,494	153,494	208,890	208,890
Long term borrowings
Practicable to estimate fair value	$1,172,852	$1,213,622	$1,470,167	$1,436,917
Not practicable	74,777	—	130,509	—

(5) Cash and Cash Equivalents:

    Cash and cash equivalents of $248,729 and $363,365 at December 31, 1999 and 2000, respectively, consist of cash on hand, demand deposits at banks and time deposits at banks with an initial term of less than one month. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with initial maturities of one month or less to be cash equivalents.

    At December 31, 2000, cash and cash equivalents amounting to $234,939 (1999: $55,384) were deposited in the banks which are owned and controlled by Çukurova Holding A.S., a shareholder of the Company.

(6) Trade Receivables and Accrued Income, net:

    At December 31, 1999 and 2000, the breakdown of trade receivables and accrued income is as follows:

	1999	2000
Receivables from subscribers	$167,796	$339,312
Receivable from Türk Telekom	52,889	26,083
Accounts and checks receivable	2,755	19,556

	223,440	384,951
Accrued service income	90,942	86,754
Allowance for doubtful receivables	(62,926)	(146,069)

	$251,456	$325,636

    The Company has a receivable from Türk Telekom at December 31, 1999 and 2000, which represents amounts that are due from Türk Telekom under the Interconnection Agreement

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(Note 26). The Interconnection Agreement provides that Türk Telekom will pay Turkcell for Türk Telekom's fixed-line subscribers' calls to Turkcell's GSM subscribers.

    The accrued service income represents revenues accrued for subscriber calls (air-time) which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

    Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

    Movements in the allowance for doubtful receivables were as follows:

	1999	2000
Beginning balance	$23,110	$62,926
Provision for doubtful receivables	61,209	98,979
Write-offs	—	—
Effect of change in exchange rate	(21,393)	(15,836)

Ending balance	$62,926	$146,069

    As a result of earthquakes in the Marmara Region on August 17 and November 12, 1999, all communication companies in Turkey decided to defer the collection of their receivables from subscribers living in the Marmara Region (Sakarya, Kocaeli, Bolu and suburbs) until February 29, 2000. The Company charges no interest on these receivables. Such receivables amounted to $4,268 as of December 31, 2000 (1999: $5,830). The Company provided an allowance for the full amount of such receivables and also other doubtful receivables identified based upon past experience in its consolidated financial statements.

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(7) Due from Related Parties:

    As of December 31, 1999 and 2000, the balance comprised:

	1999	2000
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)	$1,280	$36,069
Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)	—	20,585
Fintur	—	18,926
Azertel	—	9,745
ER-TEL Erdem Telekominikasyon Elektronik ve Bilgi Islem Sanayi ve Ticaret A.S. (Er-Tel)	—	6,806
Digital Platform	—	3,005
Sonera Corporation Inc	—	3,225
Gürtel	—	2,187
Mobicom Bilgi Iletisim Hizmetleri A.S. (Mobicom)	303	2,175
Çukurova Investment N.V. (Çukurova Investment)	—	1,787
Azercell	938	1,647
Moldcell	—	1,214
Mapco	—	1,116
Geocell	517	754
Pamukbank T.A.S. (Pamukbank)	—	678
Platco	—	547
GSM Kazakhstan	—	533
Murat Vargi Komünikasyon Sistemleri Holding A.S. (M.V. Holding)	—	460
Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)	—	469
GT Mobile Limited (GT Mobile)	—	362
Çukurova Holding A.S. (Çukurova Holding)	—	335
Digital Hizmetler Pazarlama A.S. (Digital Pazarlama)	693	—
Other	1,235	1,235

	$4,966	$113,860

    Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company (Note 25).

    Due from Asli Gazetecilik resulted from advances given for making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines owned by Çukurova Group (Note 25).

    Due from Fintur resulted from advances given for share capital increase (Note 10).

    Due from Azertel resulted from the payment made to the Azerbaijan Ministry for the 1997 profit guarantee.

    Due from Er-Tel mainly resulted from advances given for campaigns started by this company.

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    Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for sponsorships (Note 25).

    Due from Sonera Corporation Inc., Çukurova Investment, Pamukbank, M.V. Holding and Çukurova Holding resulted from the allocation of certain expenses made on behalf of these shareholders during the public offering.

    Due from Gürtel resulted from the equipment sales made to Geocell.

    Due from Mobicom resulted from rents paid by Turkcell on behalf of this company.

    Due from Azercell resulted from roaming receivables and consultancy services given to this company.

    Due from Moldcell resulted from legal consultancy expenses made on behalf of this company.

    Due from Mapco and Platco resulted from the consultancy expenses made on behalf of these companies.

    Due from Geocell mainly resulted from sales of GSM equipment (Note 25).

    Due from Superonline resulted from receivables from call center revenues.

    Due from GSM Kazakhstan resulted from training and consultancy expenses made on behalf of this company.

    Due from GT Mobile resulted from legal consultancy and travel expenses incurred on behalf of this company.

(8) Other Current Assets:

    At December 31, 1999 and 2000, the balance comprised:

	1999	2000
Deferred financing costs (Note 3)	$21,066	$24,701
Prepaid taxes	421	6,722
Advances to suppliers	3,553	4,413
Value added tax receivable	2,513	1,439
Blocked deposits (Note 21)	1,720	156
Other	2,588	7,045

	$31,861	$44,476

(9) Prepaid Expenses:

    At December 31, 1999 and 2000, balances comprised prepaid rent, insurance and maintenance expenses.

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(10) Investments:

    At December 31, 1999 and 2000, investments in associated companies were as follows:

	1999	2000
Fintur	$—	$58,679
Mapco	—	785
Platco	—	450
Siber	—	154
Azercell	40,157	—
GSM Kazakhstan	12,874	—
Geocell	16,707	—
Digital Pazarlama	317	—

	$70,055	$60,068

    At December 31, 1999, Turkcell's ownership interest in GSM Kazakhstan was 51%, Azertel's ownership interest in Azercell was 64.3% and Gürtel's ownership interests in Digital Pazarlama and Geocell were 45% and 78%, respectively. Investments in GSM Kazakhstan, Azercell, Digital Pazarlama and Geocell were accounted for under the equity method of accounting.

    GSM Kazakhstan and Azercell were not consolidated because their articles of association include certain provisions restricting the Company's control over operating and financial affairs and giving minority shareholders certain substantive participating rights.

    In connection with the Fintur transaction (described below), Turkcell contributed its 99.99% interest in Gürtel and effectively its 78% interest in Geocell to Fintur in June 2000. Once contributed, the Company's interest in Geocell was effectively reduced to approximately 20% through the Company's ownership interest in Fintur. Given this, and on the basis that the Company's control of its current 78% interest in Geocell was temporary, as of December 31, 1999, the Company has accounted for its investment in Geocell under the equity method of accounting.

    At the Board of Directors Meeting of Turkcell held on April 28, 1999, it was agreed to form a holding company in The Netherlands. The new holding company, would mainly engage in participating in the capital and management of companies providing communication, internet, multi-media and data transfer services. On February 11, 2000, the Company paid Euro 120 thousand and capitalized a 100% owned subsidiary, Fintur. Subsequently, a decision was made with Çukurova Holding A.S., Çukurova Investments and Yapi Kredi (collectively "Çukurova Group") and Sonera Group companies to jointly own Fintur where it was agreed to increase share capital of Fintur to $360,000 and affect the following business combination:

    Sonera Corporation Inc. contributed $127,100 in cash to Fintur in exchange for approximately 35% of the equity in Fintur. Çukurova Holding A.S. contributed $48,000 of its interests in three corporations (100% of Topaz, 80% of Mobicom and 80% of Verinet Uydu Haberlesme Sanayi ve Ticaret A.S.) to Fintur in exchange for 12.7% of the equity in Fintur and $2,400 in cash. Çukurova Investments contributed $70,000 of its interest in one corporation (50% of Superonline) to Fintur in exchange for 7.6% of the equity in Fintur and $42,700 in cash. Yapi Kredi contributed $72,000 worth

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of its interest in two corporations (50% of Superonline and 10% of Mobicom) to Fintur in exchange for 19.4% of the equity in Fintur and $2,000 in cash.

    The Company contributed to Fintur (i) its 87% interest in Azertel, the company that holds a 64.3% interest in Azercell Telekom B.M., the Azeri GSM network operator, (ii) its 99.92% interest in Gürtel, the company that owns a 78% interest in Geocell, the Georgian GSM network operator and (iii) its 100% interest in Digital Platform, its digital television distribution subsidiary. The Company also contributed its 51% interest in GSM Kazakhstan, the Kazakstani GSM network operator and its 66% interest in Moldcell, the Moldavian GSM network operator. In exchange for the contribution to Fintur of its interests in these businesses, Turkcell acquired a 25% interest in Fintur, with a fair value of $90,000. The Company is accounting for its interest in Fintur under the equity method as from the date of the restructuring. As a result of the Fintur restructuring, the Company recognized the gain on sale of affiliates of $44,244 (excluding related tax expense of approximately $16,600) in June 2000 based upon 75% of the book value of its interest in the businesses contributed to Fintur ($31,000 at 75% equalling $23,300) and 75% of the fair value of its interest in Fintur ($90,000 at 75% equalling $67,500).

    At December 31, 2000, the Company's ownership interest in Fintur, Digikids, Bilisim, Siber Egitim, Mapco and Platco were 25%, 25%, 50%, 40%, 45%, and 45%, respectively. Investments in Digikids, Bilisim, Siber Egitim, Mapco, Platco and Fintur were accounted for under the equity method of accounting.

    At the Board of Directors meeting held on October 11, 2000, it was resolved that the Company will contribute Euro 38.4 million to the share capital increase of Fintur. As of December 31, 2000, the Company has paid $18,926 to Fintur as advances for such share capital increase (Note 7).

    At the Board of Directors meeting held on December 13, 2000, it was resolved that the Company will acquire 500,000 shares of Mapco and 500,000 shares of Platco owned by Superonline with a par value of TL one million each for TL 500 billion (equivalent to $744 as of December 31, 2000) each. After the acquisition, the ownership interest of the Company in Mapco and Platco will increase to 70%.

    Aggregate summarized financial information of Azercell, Geocell and GSM Kazakhstan for the year ended December 31, 1998, and of Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama as of and for the year ended December 31, 1999, and Azercell, Geocell, GSM Kazakhstan and Digital Pazarlama for the five month period ended May 31, 2000, and of Fintur, Mapco, Platco,

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Bilisim, Digikids and Siber Egitim as of and for the seven-month period ended December 31, 2000 are as follows:

	1999	2000
Current assets	$26,936	$162,915
Noncurrent assets	199,524	738,193

Total assets	226,460	901,108

Current liabilities	47,846	482,704
Noncurrent liabilities	70,840	183,479
Shareholders' equity	107,774	234,925

	$226,460	$901,108

	1998	1998	May 31, 2000	December 31, 2000
Revenues	$52,892	63,628	36,601	118,727
Direct cost of revenues	(17,482)	(34,749)	(20,127)	(127,495)
Income (loss) before taxes	15,850	(13,415)	2,421	(118,734)
Net income (loss)	13,461	(15,426)	806	(123,242)

    $806 represents the net income for the five months ended May 31, 2000 of equity method investees which were contributed to Fintur.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

As of December 31, 1999 and 2000 and for the years ended
December 31, 1998, 1999 and 2000

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(11) Fixed Assets, net:

    As of December 31, 1999 and 2000, the analysis of fixed assets is as follows:

	Useful Lives	1999	2000
Operational fixed assets:
Base terminal stations	8 years	$528,182	$801,252
Mobile switching center/Base station controller	8 years	436,832	785,571
Mini links	8 years	110,760	177,522
Supplementary system	8 years	23,200	31,066
Broadcasting equipment	4 years	176	—
Call center equipment	5 years	52	6,257
GSM services equipment	8 years	—	46,008

		1,099,202	1,847,676
Accumulated depreciation		(175,035)	(360,253)

Operational fixed assets, net		924,167	1,487,423
Non-operational fixed assets:
Land		2,681	531
Buildings	25 years	82,310	161,667
Furniture, fixture and equipment	4–5 years	68,062	120,084
Motor vehicles	4–5 years	7,655	8,354
Leasehold improvements	5 years	14,060	47,964

		174,768	338,600
Accumulated depreciation		(27,965)	(63,855)

Non-operational fixed assets, net		146,803	274,745

		$1,070,970	$1,762,168

    Total amount of interest capitalized on fixed assets during the years ended December 31, 1998, 1999 and 2000 amounted to $5,014, $5,377 and $7,267, respectively. Such capitalized interest is depreciated over the useful lives of the related fixed assets.

    At December 31, 1999 and 2000, total fixed assets acquired under finance leases amounted to $43,672 and $62,580, respectively. Depreciation of these assets amounted to $1,321, $4,020 and $3,044 for the years ended December 31, 1998, 1999 and 2000, respectively, and is included with depreciation expense.

    Operational and non-operational fixed assets in the amounts of TL 68 trillion ($101,164) and TL 36 trillion ($54,518), respectively, have been pledged by the Tax Office against the potential liability of VAT on Upfront Licence Fee (Note 26).

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(12) Construction in Progress:

    At December 31, 1999 and 2000, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	1999	2000
Turkcell — Phase 7 Plus	$164,326	$—
Turkcell — Phase 7	115,611	—
Turkcell — Phase 8	—	202,093
Turkcell — IN Project	15,536	—
Digital Platform — broadcasting equipment	14,197	—
Turkcell — SDH Project	12,178	13,812
Kibris Telekom — GSM network	839	514
Turkcell — other projects	6,944	11,080
Non-operational items	46,247	5,800

	$375,878	$233,299

    As of December 31, 1999, expenditures for non-operational items mainly represented the cost of three buildings for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir acquired under finance leases. Also included in non-operational construction in progress are costs related to reconstruction and renovation of these buildings. With the completion of construction except one regional office in Istanbul, and placement of assets in service they are transferred from construction in progress to fixed assets and depreciation commenced during the year 2000.

(13) Intangibles, net:

    As of December 31, 1999 and 2000, intangibles consisted of the following:

	Useful Lives	1999	2000
Turkcell — License (Notes 1 and 26)	25 years	$500,000	$500,000
Moldcell — License	15 years	4,800	—
Computer software	8 years	266,342	525,856
Transmission lines	10 years	9,639	12,134

		780,781	1,037,990
Accumulated amortization		(73,417)	(144,995)

		$707,364	$892,995

    The increase in computer software is principally due to expansion of the GSM network. Amortization of computer software amounted to $8,660, $20,124, and $50,483 for the years ended December 31, 1998, 1999 and 2000, respectively.

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(14) Short Term Borrowings:

    At December 31, 1999 and 2000, short-term borrowings comprised the following:

	1999	2000
Current portion of long term borrowings (Note 19)	$374,119	$437,490
Other short-term bank loans and overdrafts	121	591

	$374,240	$438,081

(15) Trade Payables:

    As of December 31, 1999 and 2000, the balance represented an amount due to Ericsson Telekomünikasyon A.S. of $109,655 and $132,885, respectively, resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $43,839 and $76,005, respectively, arising in the ordinary course of business.

    Turkcell is party to a series of supply agreements with Ericsson Telekomünikasyon A.S. (Ericsson Turkey) (collectively, the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software License for GSM software. Under the Supply Agreements, Ericsson Radio Systems AB (Ericsson Sweden) guarantees all of Ericsson Turkey's obligations to Turkcell.

    Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than six months prior to the expiration of the then current term, but not beyond December 31, 2005. As of December 31, 2000, the agreement was automatically extended through December 31, 2001.

(16) Due to Related Parties:

    As of December 31, 1999 and 2000, due to related parties comprised:

	1999	2000
Asli Gazetecilik	$4,407	$—
Aksam Pazarlama ve Dis Ticaret A.S.	534	52
Hobim Bilgi Islem Hizmetleri A.S. (Note 25)	312	415
KVK (Note 25)	2,554	1,076
Bilka Bilgi Kaynak ve Iletisim A.S. (Note 21)	1,720	—
Other	1,054	1,268

	$10,581	$2,811

    Due to Asli Gazetecilik resulted from purchase of a non-operational building from this company.

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    Due to Aksam Pazarlama Dis Ticaret A.S. resulted from advertisements published in its newspaper.

    Due to KVK resulted from simcard subsidies and activation fees.

    Due to Hobim resulted from the invoice printing services rendered by this company.

(17) Other Current Liabilities and Accrued Expenses:

    At December 31, 1999 and 2000, the balance comprised:

	1999	2000
Taxes and withholdings	$35,403	$75,769
License fee accrual — The Turkish Treasury	31,108	60,330
Accrued interest on borrowings	24,302	54,505
Deferred income	5,274	26,267
Interconnection accrual — Türk Telekom (Note 26)	5,769	24,781
Selling and marketing expense accruals	10,255	11,454
Lease obligations — short term portion (Note 20)	7,630	10,612
Roaming expense accrual	2,728	2,052
Accrued interest on lease obligations	1,190	1,241
Treasury Share accrual	51,900	—
Other expense accruals	19,036	4,183

	$194,595	$271,194

    As explained in Note 26, Treasury Share accrual at December 31, 1999 represents unpaid license fee equal to 15% of value added tax on gross revenues and accrued interest on this balance. The amount was paid on March 24, 2000.

    In accordance with the License Agreement (Notes 1 and 26), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balances of $31,108 and $60,330 represent the fee accrual for the months of December 1999, and November and December 2000, respectively.

    Interconnection accrual at December 31, 1999 represents amounts payable under the Interconnection Agreement (Note 26). The Interconnection Agreement requires that Turkcell pay Türk Telekom for Turkcell's GSM subscribers' calls to Türk Telekom's fixed-line subscribers.

    Interconnection accrual at December 31, 2000 represents additional amounts accrued which resulted from modification of the calculation method by Türk Telekom (Note 26).

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(18) Taxes on Income:

    The income tax benefit (charge) is attributable to income/loss from continuing operations and consists of:

	Year ended December 31,
	1998	1999	2000
Current tax charge	$(110)	$(69)	$(6,290)
Deferred tax benefit (charge)	(19,144)	8,351	(37,403)

Income tax benefit (charge)	$(19,254)	$8,282	$(43,693)

    The amounts computed by applying the statutory income tax rate of 33 percent (1998: 44 percent; 1999: 33 percent) of Turkey where the Company has its operations differed from pre-tax income from continuing operations as a result of the following:

	Year ended December 31,
	1998	1999	2000
Computed "expected" tax expense	$(101,747)	$(119,063)	$(89,787)
Non taxable translation gain	77,750	122,512	56,742
Investment tax credit	58,420	169,528	135,327
Change in valuation allowance	(44,909)	(159,260)	(133,009)
Other	(8,768)	(5,435)	(12,966)

Income tax benefit (expense)	$(19,254)	$8,282	$(43,693)

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    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 2000 are presented below:

	1999	2000
Deferred tax assets:
Accrued expenses	$47,657	$8,000
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	1,089	19,233
Net operating loss carryforwards	9,273	42,370
Tax credit carryforwards	215,854	349,653

Gross deferred tax assets	273,873	419,256
Less: Valuation allowances	(206,483)	(339,422)

Net deferred tax assets	67,390	79,384
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(56,984)	(78,751)
Other	(1,986)	(25,677)

Total deferred tax liabilities	(58,970)	(104,428)

Net deferred tax assets (liabilities)	$8,420	$(24,594)

    At December 31, 2000, net operating loss carryforwards are as follows:

Year	Amount	Expiration Date
1997	$14,783	2002
1999	$8,013	2004
2000	$105,316	2005

    Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies (as discussed in note 3). Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

    In 1993, 1997 and 2000, the Undersecretariat of Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (1999: 16.5%). Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $2,696,133 in qualifying expenditures, as defined in the certificates. As of December 31, 2000, the

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Company had incurred cumulative qualifying expenditures of approximately $2,648,886 (1999: $1,308,208), resulting in tax credit carryforwards under the certificates of approximately $349,653 (1999: $215,854), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,633,287 of qualifying expenditures through December 31, 2000 (1999: $1,230,046) under such certificates is indexed against future inflation for a period of three years.

    The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighbouring countries, and other factors, the available objective evidence creates sufficient uncertainty regarding the realizability of its net operating loss carryforwards and tax credit carryforwards which are not expected to be utilised in the year 2001. Accordingly, a valuation allowance of approximately $339,422 is recorded as of December 31, 2000 (1999: $206,483) for such amounts. The valuation allowance at December 31, 1999 and December 31, 2000 has been allocated between current and non-current deferred tax assets on a pro rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $79,834 as of December 31, 2000 (1999: $67,390) will be realized through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management's projections on recoverability of certain deferred tax assets.

    As a result of the Fintur business combination (Note 10), the Company has recorded a gain on sale of affiliates in its local statutory books of TL 31.2 trillion (approximately $46,427 using the December 31, 2000 exchange rate), which is taken into account in the current tax calculation for the year ended December 31, 2000. For statutory purposes, the Company can elect to treat the gain on sale of affiliates as a transfer to share capital as opposed to recognizing the gain, provided the Board of Directors makes an election for such transfer prior to the filing of the statutory tax returns on or about April 30, 2001. Under such circumstances, TL 23.8 trillion of the gain would be subject to a 16.5% withholding tax, and the remaining TL 7.4 trillion gain would be subject to 33% corporation tax. At the Board of Directors Meeting held on October 11, 2000, it was resolved that TL 23.8 trillion of the gain has been transferred to share capital.

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(19) Long Term Borrowings:

    At December 31, 1999 and 2000, long-term borrowings comprised:

	1999	2000
1998 Bank Facility	$455,000	$270,000
Loan under the 1999 Issuer Credit Agreement	400,000	400,000
1999 Bank Facility	332,500	488,889
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank T.A.S (Akbank)	—	250,000
Garanti Bankasi A.S — Malta (Garanti)	—	150,000
Türkiye Vakiflar Bankasi T.A.O (Vakifbank)	—	100,000
London Forfaiting Company	53,700	25,900
Nordbanken — Stockholm (Nordbanken)	43,639	34,198
BB Aval GmbH (BB Aval)	20,350	10,175
AB Svensk Exportcredit (AB Svensk)	6,756	4,504
KFW-BNP	5,003	—
Yapi Kredi Bankasi-Bahrain (Yapi Kredi)	4,800	4,500

	1,621,748	2,038,166
Less: Current portion of long term borrowings	(374,119)	(437,490)

	$1,247,629	$1,600,676

    The Company has short and long term credit lines with local and foreign banks. At December 31, 2000, unused credit lines do not exist (1999: $311,542). In the years ended December 31, 1999 and 2000, the average amounts outstanding were $1,016,033 and $1,744,191, respectively.

1998 Bank Facility

    In April 1998, the Company obtained a $575,000 bank facility of which $270,000 (1999: $455,000) was outstanding at December 31, 2000. The bank facility was obtained to pay the license fee to the Turkish Ministry, to provide working capital to the Company, to finance capital expenditures and to refinance amounts previously borrowed by the Company.

    Repayments and interest rates:  $75,000 of the bank facility will be due in a single instalment on September 24, 2001, and the remaining outstanding balance will be payable in three quarterly instalments commencing on March 26, 2001. The interest rate varies between the one, two, three or six month London interbank offer rate for US Dollar deposits (Libor) plus 2.125% and Libor plus 3.250% per annum in respect of the tranches.

    Security:  The bank facility is secured by a first pledge of 22.86% of the outstanding shares of the Company under a pledge agreement conferring rights to sell such shares and to voting and dividends if an event of default has occurred and is continuing. The pledge will be released in stages according to certain performance criteria.

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    The bank facility provides for a pledge of the Company's bank accounts, receivables and all relevant insurance policies. There will also be a restriction over the Company's existing assets to the extent permitted by applicable laws. The bank facility also provides for a negative pledge on all assets of the Company.

    Covenants:  The bank facility includes customary affirmative and negative covenants, including restrictions on the ability of the Company to incur additional indebtedness; to pay certain dividends; to make certain other material restricted payments, investments and loans; to create liens; to give guarantees; to enter into material transactions with affiliates; to merge, consolidate or transfer substantially all of their respective assets; to engage in material asset sales outside the ordinary course of business; to impose restrictions on the ability of the Company's subsidiaries to pay dividends or make certain payments to the Company; and to make capital expenditures.

    Affirmative covenants include reporting requirements, corporate existence, scope of business activities, payment of taxes, maintenance of properties and insurance, inspection rights, compliance with laws and hedging of liabilities.

    Also, the bank facility includes certain financial covenants for Turkcell with respect to maintaining certain leverage, interest and debt service coverage ratios as well as maintaining a minimum net worth of at least $100,000 at the closing of the bank facility and increasing for specified periods thereafter to $1,000,000 from and after December 31, 2000.

    In addition, the shareholders of the Company have entered into an agreement with the lenders pursuant to which they have agreed that, among other things, the shareholders will maintain specified levels of ownership of the Company; Sonera Corporation Inc. and Çukurova Group have agreed to specific limitations on dispositions by them of equity capital of the Company; Sonera Corporation Inc. and Çukurova Group have agreed not to sell or agreed to sell or grant options on any equity securities in the Company for specified periods after completion of syndication and drawdown of the bank facility and completion of related financings; the shareholders and certain other parties that have guaranteed indebtedness of the Company shall enter into intercreditor agreements with the Facility Agent and the Lenders to, among other things, subordinate their claims as guarantor, agree to certain arrangements regarding the payment of that guaranteed debt, and, as to a shareholder that has pledged shares of the Company to Yapi ve Kredi Bankasi A.S., permitting such pledgee to enforce such pledges without any requirement to take action against the Company; and the shareholders shall make certain equity investments in the Company required by an additional investment incentive certificate obtained by the Company.

Loan under the 1998 Issuer Credit Agreement

    Turkcell entered into a loan agreement in 1998 (the 1998 Issuer Credit Agreement) with Cellco Finance N.V. (Cellco — the Issuer), a limited liability company incorporated on January 27, 1998 under the laws of the Netherlands Antilles, in connection with the issuance by Cellco of $300,000 15% Senior Subordinated Notes due 2005 (the Notes).

    Under the 1998 Issuer Credit Agreement, the Issuer has loaned to Turkcell $300,000. Pursuant to such loan, the net proceeds of the Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the difference between $300,000 and the amount actually advanced to the Issuer as a financing fee.

F–133

    Under the 1998 Issuer Credit Agreement, Turkcell issued a note to evidence the loan from the Issuer (the Loan Note) under which amounts are payable by Turkcell to the Issuer in order that the Issuer, upon receipt of such amounts, is able to satisfy its obligations on the Notes.

    Turkcell and Cellco have agreed, for the benefit of all holders of the Notes, that they would file a registration statement to register the exchange offer under the Securities Act of 1933 for 15% Senior Subordinated Notes of Cellco (the Old Notes) secured by an assignment of Cellco's right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 15% Senior Subordinated Exchange Notes (the New Notes) of Cellco. A registration statement for the exchange offer was declared effective on October 14, 1999.

    The proceeds from the Old Notes were lent by Cellco to Turkcell pursuant to the Issuer Credit Agreement. Turkcell used the proceeds of the Old Notes, together with a loan in the amount of $305,000 borrowed under the 1998 Bank Facility, to (i) refinance $575,000 of indebtedness incurred under a credit facility used to finance the payment of the license fee paid to the Treasury under the License Agreement and for certain capital expenditures, (ii) pay a $12,000 financing fee to Cellco in an amount equal to Cellco's expenses incurred in connection with the issuance of the Old Notes and (iii) pay other expenses incurred in connection with the issuance of the Old Notes and the Bank Facility.

    Turkcell did not receive any cash proceeds from the issuance of the New Notes. The Old Notes surrendered in exchange for the New Notes were retired and cancelled and can not be reissued.

    Principal, maturity and interest:  The Notes are limited in aggregate amount to $400,000, $300,000 of which was issued in the offering, and $100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Notes. The Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1998 Issuer Credit Agreement. The Notes and also the loan under the 1998 Issuer Credit Agreement are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on the Old Notes and also the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 1999, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date. Each New Note shall bear interest from the last day on which interest was paid in respect of the Old Note for which such New Note was exchanged.

    The 1998 Issuer Credit Agreement specifies that Turkcell will pay any amounts to Cellco in order that Cellco, upon receipt of such amounts, is able to satisfy its obligations on the Notes.

    Redemption:  The Notes are redeemable, at the option of Cellco, in whole at any time or in part from time to time, on and after August 1, 2002, upon not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on August 1, 2002 of the year set

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forth below, plus, in each case, accrued and unpaid interest thereon, if any, and additional amounts, if any, and additional interest, if any, to the date of redemption.

Year	Percentage
2002	107.50%
2003	103.75%
2004 and thereafter	100.00%

    The Notes may also be redeemed, in whole but not in part, at the Issuer's option, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which the Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either the Issuer with respect to the Notes or Turkcell with respect to the 1998 Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Notes or under the 1998 Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to the Issuer or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Issuer or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Notes or the 1998 Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

    Security:  The Notes are general obligations of Cellco secured by an assignment of Cellco's right, title and interest in and to the 1998 Issuer Credit Agreement and are subordinated in right of payment to all future senior indebtedness. Borrowings under the 1998 Issuer Credit Agreement are general unsecured obligations of Turkcell and are subordinated in right of payment to all existing and future senior indebtedness. There is no collateral for the obligations of Turkcell under the 1998 Issuer Credit Agreement.

    Covenants:  The Indenture governing the Notes and the 1998 Issuer Credit Agreement each contains certain covenants that limit the ability of the Issuer and the Company and its unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to the Company or the Issuer, merge, or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Issuer or the Company.

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1999 Bank Facility

    Turkcell entered into a further $550,000 senior amortizing term loan facility agreement dated November 24, 1999 between, among others, Deutsche Bank AG London, J.P. Morgan Securities Ltd. and Credit Suisse First Boston, as co-arrangers, other lenders, and Deutsche Bank AG London, as facilities agent, EKN agent as security agent. At December 31, 2000, $488,889 (1999: $332,500) of the 1999 bank facility was outstanding. The following is a summary description of the principal terms of the 1999 bank facility, most of which are identical or substantially the same as in the 1998 bank facility.

    The 1999 bank facility provides for, subject to certain terms and conditions, credit facilities to Turkcell in six tranches:

  •
  an amortizing term loan facility, known as the tranche A facility, in the amount of $175,000, 100% guaranteed for political risks and commercial risks by Exportkreditnamnden, the Swedish Export Credits Guarantee Board or EKN,

  •
  an amortizing term loan facility, known as the tranche B facility, in the maximum amount of up to $175,000, guaranteed by EKN for political risks only,

  •
  an amortizing term loan facility, known as the tranche C facility, in the amount of $78,598, guaranteed by EKN for political risks only,

  •
  an amortizing term loan facility, known as the tranche D facility, in the amount of $95,000, guaranteed by Finnvera Plc for political risks only

  •
  an amortizing term loan facility, known as the tranche E facility, in the amount of $5,000,

  •
  an amortizing term loan facility, known as the tranche F facility, in the amount of $21,402, and guaranteed by Steadfast Insurance Company for political risks only.

    The proceeds of any Advance under tranches A, B, C, D, E and F must be used for payment of up to 85% of the aggregate purchase price for goods and services sourced from Sweden pursuant to an equipment supply contract with Ericsson.

    The interest rate varies between Libor plus 1.00% and Libor plus 3.50% per annum in respect of the tranches.

    Turkcell is required to pay to the Lenders under the 1999 bank facility a commitment fee, payable quarterly in arrears, equal to 0.375% per annum on the daily aggregate undrawn, uncancelled amount available under the tranche A facility and 0.75% per annum on the daily aggregate undrawn, uncancelled amount available under the tranche B facility and tranches C, D, and F facilities and 1% under the tranche E facility.

    Turkcell will from time to time pay certain arrangement and agency fees in connection with the 1999 bank facility, as separately agreed.

    All term loans are repayable in eight equal semi-annually instalments commencing March 30, 2001, with the final instalment due on September 30, 2004.

    Turkcell will be required to make certain mandatory prepayments.

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    Security:  Indebtedness of Turkcell under the 1999 bank facility is secured by first ranking pledge of 22.86% of the shares of Turkcell. The 1999 bank facility provides for a pledge of the Company's bank accounts and insurance policies. The 1999 bank facility also provides a charge over substantially all of the existing assets of Turkcell (including without limitation any trademarks, brand names, databases and other intellectual property rights of Turkcell), and a security interest in certain contractual rights.

    Lenders under the 1999 bank facility share in the security package on an equal basis and rank equally with the lenders under the 1998 bank facility, as well as with certain swap counterparties to Turkcell and lenders of additional indebtedness to the extent described in relation to the 1998 bank facility.

    Covenants:  The 1999 bank facility also provides for a negative pledge on all assets of Turkcell, and Geocell and Azercell for so long as such companies are not directly or indirectly owned by Fintur Holdings B.V. as described below and of any material subsidiaries of Turkcell (Fintur Holdings B.V. is deemed not to be a subsidiary for purposes of the 1999 bank facility), regardless of Turkcell's ultimate ownership percentage in Fintur Holdings B.V. In addition to negotiated minor exceptions, Turkcell is, however, allowed to encumber its assets to secure certain additional indebtedness or swap agreements provided that the lender or swap counterparties under such agreements enter into the security sharing arrangements described above and such security meets certain requirements.

    In addition, the existing shareholders of Turkcell have severally agreed, among other things, to maintain certain specified levels of ownership in Turkcell, to limit on the transfer of equity capital in Turkcell by specified shareholders and to subordinate any claims (by way of reimbursement, subrogation or otherwise) against Turkcell as direct or indirect guarantors of certain existing indebtedness of Turkcell.

    All security granted by Turkcell and its shareholders is required to be released under certain circumstances after December 31, 2001 following repayment in full of the 1998 bank facility, after which the negative pledge generally would apply to Turkcell and its subsidiaries, subject only to negotiated de minimis exceptions.

    Under the 1999 bank facility, Turkcell is required to meet the same financial tests as under the 1998 bank facility.

    The 1999 bank facility also contains certain covenants which, among other things, limit the incurrence of additional debt, the giving of guarantees, the making of loans, the payment of dividends, the repurchase or redemption of shares, the creation of liens, subordination of the debt under the 1999 bank facility, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, changes in business, capital expenditures and the imposition of restrictions on the ability of Turkcell's subsidiaries to pay dividends or make payments to Turkcell.

    As under the 1998 bank facility Turkcell is permitted to transfer some or all of its overseas investments to Fintur Holdings B.V. in return for the issue of shares in that company along with a subsequent investment in Fintur Holdings B.V. of $25 million.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

As of December 31, 1999 and 2000 and for the years ended
December 31, 1998, 1999 and 2000

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

    In addition, Turkcell will be permitted to make annual investments, acquisitions, loans or guarantees; in years 1999 and 2000, of $100 million each with a sub-limit for non-Turkish investment of up to $25 million, and in subsequent years, of up to the greater of $100 million per annum with a sub-limit for non-Turkish investments of $50 million or 50% of excess cash flow (less dividends paid) with a sub-limit for non-Turkish investments of 10% of excess cash flow. Investments or acquisitions above these limits will be permitted only from additional equity or subordinated debt.

    Turkcell also affirmatively covenants to perform certain undertakings, including but not limited to reimbursing the Lenders for fees associated with EKN, and not agreeing to any alteration of any agreement that would have the effect of shortening the payment date or increasing the amount due under certain indebtedness of Turkcell.

    The lenders under the 1999 bank facility may waive compliance with any of the representations, warranties, covenants, events of default and other provisions of the 1999 bank facility and may agree with Turkcell to amend such representations, warranties, covenants, events of default and other provisions without notice.

Loan under the 1999 Issuer Credit Agreement

    On December 22, 1999, the Company entered into an Issuer Credit Agreement (the 1999 Issuer Credit Agreement) with Cellco in connection with the issuance by Cellco of US$400,000 12 3/4% Senior Notes due 2005 ("the Senior Notes").

    Under the 1999 Issuer Credit Agreement, Cellco has loaned to Turkcell US$400,000. Pursuant to such loan, the net proceeds of the Senior Notes were transferred to Turkcell and Turkcell was deemed to have borrowed the differences of US$12,000 (representing the Senior Notes financing costs) between US$400,000, and the amount actually advanced to Cellco as a financing fee.

    Under the 1999 Issuer Credit Agreement, Turkcell issued a note to evidence the loan from Cellco (the Loan Note) under which amounts are payable by Turkcell to Cellco in order that Cellco, upon receipt of such amounts, is able to satisfy its obligations on the Senior Notes.

    Turkcell and Cellco had agreed, for the benefit of all holders of the Senior Notes, that, after the issuance of the Senior Notes, they would file a registration statement to register an exchange offer under the Securities Act of 1933 for 12 3/4% Senior Notes of Cellco (the Old Senior Notes) secured by an assignment of Cellco's right, title and interest in and to the Issuer Credit Agreement with terms substantially identical to the terms of the 12 3/4% Senior Exchange Notes (the New Senior Notes) of Cellco. A registration statement for the exchange offer was declared effective on July 11, 2000. The exchange was completed on August 14, 2000.

    Principal, maturity and interest:  The Senior Notes are limited in aggregate amount to US$500,000, US$400,000 of which was issued in the offering, and US$100,000 of which may be offered from time to time in the future subject to certain limitations and restrictions. In the event of such a future offering, the notes offered thereby would have the same terms as the Senior Notes. The Senior Notes mature at par on August 1, 2005, which is also the maturity date of the loan under the 1999 Issuer Credit Agreement dated December 22, 1999. The Senior Notes and also the loan under the 1999 Issuer Credit Agreement dated December 22, 1999 are payable as to principal (and premium, if any), interest, additional amounts, if any, and additional interest, if any. Interest on

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the Senior Notes and also the loan under the 1999 Issuer Credit Agreement, accrues at the rate of 12 3/4% per annum from their date of original issuance and is payable semi-annually on each February 1 and August 1 commencing on February 1, 2000, to the persons who are registered holders at the close of business on the January 15 and July 15 immediately preceding the applicable interest payment date.

    Redemption:  The Senior Notes may be redeemed, at any time, or from time to time, on or prior to December 1, 2002, if Turkcell opts to use the net cash proceeds of one or more equity offerings to make prepayments under the 1999 Issuer Credit Agreement. Cellco is required to use any such prepayments to redeem up to 35% of (1) the aggregate principal amount of Senior Notes originally issued in the offering plus (2) any additional Senior Notes issued after the issue date at a redemption price equal to 112 3/4% of the principal amount thereof plus accrued interest thereon, if any, to the date of redemption; provided that at least 65% of (1) the aggregate principal amount of Senior Notes originally issued in the offering plus (2) any additional Senior Notes issued after the issue date remains outstanding immediately after any such redemption. The Senior Notes may also be redeemed, in whole but not in part, at Cellco's option, upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the principal amount, plus accrued interest to the redemption date, if any, if, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of the Netherlands Antilles or the Republic of Turkey or any political subdivision or taxing authority thereof or therein or any amendment to or change in any official interpretation or application of such laws or rules or regulations or any execution of or amendment to any treaty affecting taxation to which The Netherlands Antilles or the Republic of Turkey is a party, which amendment or change or execution is effective on or after the date of the Indenture, either Cellco with respect to the Senior Notes or Turkcell with respect to the 1999 Issuer Credit Agreement has become or will become obligated to pay additional amounts, on the next date on which any amount would be payable with respect to the Senior Notes or under the 1999 Issuer Credit Agreement, and such obligation can not be avoided by the use of reasonable measures available to Cellco or Turkcell, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which Cellco or Turkcell, as the case may be, would be obligated to pay such additional amounts were a payment in respect of the Senior Notes or the 1999 Issuer Credit Agreement then due, and (2) at the time such notice of redemption is given, such obligation to pay additional amounts remains in effect.

    Security:  The Senior Notes are general obligations of Cellco secured by an assignment of Cellco's right, title and interest in and to the 1999 Issuer Credit Agreement. The payment of all obligations under the 1999 Issuer Credit Agreement is senior in right of payment to the prior payment of all obligations on subordinated indebtedness of Turkcell.

    Covenants:  The Indenture governing the Senior Notes and the 1999 Issuer Credit Agreement each contain certain covenants that limit the ability of Cellco and Turkcell and its consolidated and unconsolidated subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with related parties, incur liens, impose restrictions on the ability of a subsidiary to pay dividends and make certain payments to Turkcell and its consolidated subsidiaries or Cellco, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Turkcell and its consolidated subsidiaries or Cellco.

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Akbank

    On November 9, 2000 and December 5, 2000, Turkcell has signed two loan agreements with Akbank amounting to $200 million for expenditures in GSM Phase 8 and $50 million as working capital. The loans amounting to $200 million and $50 million will be repaid in four equal semi-annual instalments, starting from May 9, 2002 and June 5, 2002, respectively, and bear interest at Libor plus 5.25% per annum.

Garanti

    On November 22, 2000, Turkcell has signed a loan agreement with Garanti amounting to $150 million for expenditures in GSM Phase 8. The loan will be repaid in four equal semi-annual instalments, starting from June 21, 2002, and bears interest at Libor plus 5.3% per annum.

Vakifbank

    Borrowings of $100 million from Vakifbank have been obtained for Turkcell's expenditures in GSM Phase 8 and, at December 31, 2000, bear an interest at 11.95% per annum. As of December 31, 2000, such borrowings will be repaid in seven equal quarterly instalments starting from June 24, 2002.

Other Bank Financing Facilities

    On January 19, 2000, Kibris Telekom has signed a loan agreement with Yapi Kredi amounting to $4.5 million for investment financing purposes. The loan will be repaid in three annual instalments starting from January 24, 2001, and bears interest at 7% per annum.

    Borrowings from London Forfaiting Company have been obtained for Turkcell's expenditures in GSM Phase 3 and Phase 4B and Phase 4C and, at December 31, 2000, bear interest at between 6.4625% and 10.3075% (1999: 6.1113% and 10.3075%) per annum. As of December 31, 2000, borrowings related to Phase 3 will be repaid in one instalment on March 31, 2001; borrowings related to Phase 4B will be repaid in two equal semi-annual instalments, starting from April 18, 2000; and borrowings related to Phase 4C will be repaid in three equal semi-annual instalments, starting from February 20, 2001.

    Borrowings from Nordbanken have been obtained for Turkcell's expenditures in GSM Phase 1B and Phase 2 and, at December 31, 2000, bear interest at between 5.8763% and 7.3569% (1999: 6.1438% and 6.5363%) per annum. As of December 31, 2000, borrowings related to Phase 1B will be repaid in six equal semi-annual instalments equally, starting from January 31, 2001; initial borrowings related to Phase 2 will be repaid in seven equal semi-annual instalments, starting from May 30, 2001; and additional borrowings related to Phase 2 will be repaid in eight equal semi-annual instalments, starting from March 31, 2001.

    Borrowings from BB Aval have been obtained for Turkcell's expenditures in GSM Phase 4A and, at December 31, 2000, bear interest at between 6.7948% and 9.9160% (1999: 6.7948% and 8.8813%) per annum. As of December 31, 2000, initial borrowings will be repaid in two equal semi-annual instalments, starting from January 17, 2001 and additional borrowings will be repaid in two equal semi-annual instalments, starting from February 16, 2001.

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    Borrowings from AB Svensk have been obtained for Turkcell's expenditures in GSM Phase 0/1A and, at December 31, 2000, bear interest at 7.18% (1999: 6.5488%) per annum. As of December 31, 2000, borrowings will be repaid in four equal semi-annual instalments, starting from June 3, 2001.

    The future maturities of long-term borrowings as of December 31, 2000 are as follows:

Years
2001	$437,490
2002	381,772
2003	390,807
2004	128,097
2005	700,000

$2,038,166

    Generally, long-term borrowings are collateralized by bank letters of guarantee and sureties of the Company's shareholders.

(20) Long Term Lease Obligations:

    Future minimum finance lease payments as of December 31, 2000 are:

Years
2001	$18,141
2002	12,950
2003	12,949
2004	12,318
2005	—
Thereafter	9,617

Total minimum lease payments	65,975
Less: Amount representing interest	(20,891)
Less: Current instalments of obligations under finance leases (Note 17)	(10,612)

$34,472

(21) Common Stock:

    At December 31, 2000, common stock represented 240,000,000,000 (1999:43,000,000) authorized, issued and fully paid shares with a par value of one thousand (1999: one million) Turkish Lira each. Following a stock split discussed in the following paragraphs, the number of shares has been restated retroactively.

    During the year ended December 31, 1999, $3,183 was collected as advances for share capital increase from the shareholders. As of December 31, 1999, shares increased to 43,000,000 by issuance of 7,000,000 common shares, and, accordingly, $22,194 of advances are recorded as common stock.

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    On February 9, 2000, the Board of Directors of Turkcell proposed a 1000-for-1 stock split of the Company's 43 million issued and outstanding shares of common stock. Upon consummation of the stock split, on May 29, 2000, the Company's issued and outstanding common stock increased to 43 billion shares with a nominal value of one thousand Turkish Lira each.

    On March 8, 2000, the Board of Directors of Turkcell resolved to increase the authorized and paid in share capital (as adjusted for the proposed 1000-for-1 stock split) from 43 billion to 240 billion shares, with an adjusted nominal value per share of one thousand Turkish Lira, through the issuance of new shares. The shares would be issued to existing shareholders through a "bonus share" distribution of newly issued shares in proportion to their shareholding in the Company prior to the public offering for no consideration, and through a rights issue. Shares issued under the rights issue would be issued for cash based on the adjusted nominal value per share. The increase in authorized and paid-in share capital was approved by the shareholders at the annual general meeting on May 3, 2000. On May 29, 2000, the Company issued approximately 44.3 billion newly issued shares through distribution to existing shareholders. Accordingly, all share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated.

    The total effect of restatements in number of shares are as follows:

	December 31,
	1998	1999	2000
Historical number of shares	36,000,000	43,000,000	43,000,000
After 1000-for-1 stock split	36,000,000,000	43,000,000,000	43,000,000,000
After bonus share distribution	80,250,000,000	87,250,000,000	87,250,000,000

    Additionally, on May 29, 2000, the Company issued 152.75 billion new shares through the rights issue in exchange for TL 152.75 trillion (approximately $247,000) in cash, and the number of shares increased to 240,000,000,000.

    On July 10, 2000, the Company registered with the US Securities and Exchange Commission under the Securities Act of 1933, the offering of 25,102,963,000 shares in the form of ordinary shares and American Depository Shares (ADS), each ADS representing 250 ordinary shares. The ordinary shares are listed on Istanbul Stock Exchange and the ADS's are listed on the New York Stock Exchange. 24,000,000,000 ordinary shares and ADS's were sold to the public by the Selling Shareholders on July 11, 2000 and 1,102,963,000 ordinary shares and ADS's were sold on August 10, 2000. The Company did not issue any new shares directly to the public in connection with this offering. Furthermore, the Company did not receive any proceeds from sale of shares by the Selling Shareholders to the public.

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    The following table sets forth the computation of basic and diluted earnings per share:

	December 31,
	1998	1999	2000
Numerator:
Net income	$211,990	$369,079	$227,907
Denominator:
Weighted average shares restated as described above	67,835,152,766	85,619,768,197	87,250,000,000
Rights issue shares	146,136,099,934	146,136,099,934	146,136,099,934
Basic and diluted weighted average shares	213,971,252,700	231,755,868,131	233,386,099,934
Basic and diluted net income per share	$0.00099	$0.00159	$0.00098

    The weighted number of average shares has been adjusted to retroactively reflect the bonus share element of the rights issue described above based upon management's best estimate of the fair value of the shares on the date of issuance.

    Bilka Bilgi Kaynak ve Iletisim A.S. (Bilka, a shareholder) claimed that it was deprived of the right to participate in the Company's capital increase in 1998 and that, as a result, its shareholding in Turkcell was diluted in contravention of its rights. Bilka asserted that it made timely payment of the subscription price of the shares to be issued as part of such capital increase, and instituted an action against Turkcell in a Turkish court to enjoin issuance of Bilka's allotment of shares to other shareholders.

    As of December 31, 1999, the corresponding payments made by Bilka for the 1998 capital increase in the amount of $1,720, which have been held as blocked deposits in banks, were shown in due to shareholders and other current assets.

    On May 23, 2000, the Board of Directors of Turkcell resolved to settle the dispute among the Company, Bilka and some of the Company's shareholders and to sign a settlement agreement with Bilka. On May 23, 2000, the settlement agreement was registered by the court; Bilka withdrew its claims and lawsuits were terminated. As a result of this settlement, the shareholders that acquired the disputed Bilka shares agreed to transfer an aggregate of 2,178,411,331 shares (as adjusted to give retroactive effect to the 1000-for-one stock split and the bonus share issue effected in May 2000) to Bilka.

    After the agreement, Bilka paid $1,825 for 2,178,411,331 shares, $1,579 of this amount funded by amounts blocked previously.

    At the Board of Directors meeting held on October 11, 2000, it was resolved to increase Turkcell's registered share capital to TL 500 trillion from TL 240 trillion.

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(22) Revenues:

    For the years ended December 31, 1998, 1999 and 2000, revenues consisted of the following:

	1998	1999	2000
Communication fees	$581,227	$1,372,465	$1,973,829
Monthly fixed fees	105,725	186,838	214,545
Simcard sales	7,901	18,137	28,131
Call center revenues (Note 25)	—	—	6,339
Subscription fees	26,761	3,382	67
Other	—	—	2,029

	$721,614	$1,580,822	$2,224,940

(23) General and Administrative Expenses:

    General and administrative expenses consisted of repair and maintenance, insurance, consulting, payroll, travel, project, rent, training and bad debt provision expenses.

(24) Selling and Marketing Expenses:

    Selling and marketing expenses mainly consisted of advertising and promotional expenses.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 1999 and 2000 and for the years ended
December 31, 1998, 1999 and 2000

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(25) Related Party Transactions:

    For the years ended December 31, 1998, 1999 and 2000, significant transactions with the related parties were as follows:

	1998	1999	2000
Purchases from Ericsson Telekomünikasyon A.S.
GSM equipment	$291,372	$756,980	$717,933
Site preparation services	37,827	90,257	181,675
Custom expenses	884	1,545	2,259
Computer hardware	—	49	—
Computer software	—	28	—
Purchases from Ericsson Radio Communication Ltd.
GSM equipment	6,417	—	—
Purchases from Ericsson Telekomünikasyon A.S.
Construction	—	4,794	—
Charges from Ericsson Telekomünikasyon A.S.
Repair, maintenance and technical support	7,646	15,631	27,739
Sales to Azercell
GSM equipment, simcard and others	18,672	100	223
Charges to Azercell
Technical advisory services	1,413	1,299	1,396
Sales to A-Tel
Simcard and prepaid card sales	—	8,383	132,457
Charges from A-Tel
Dealer activation fees and simcard subsidies	—	3,660	43,859
Sales to Digital Platform
Call center revenues	—	—	1,673
Charges from Digital Platform
Reimbursement of the costs of its free subscriptions to Turkcell subscribers	—	—	7,203
Charges from Asli Gazetecilik
Advertisement services	—	15,351	18,929
Charges from Sonera Corporation Inc.
Technical advisory services	853	1,478	1,188
Charges from KVK
Dealer activation fees and simcard subsidies	9,571	72,806	49,179
Charges from Hobim Bilgi Islem Hizmetleri A.S.
Invoicing service	—	3,842	4,503
Charges from Superonline
Contribution to advertising expenses and internet services rendered	—	—	1,810
Sales to Superonline
Call center revenues	—	—	3,007

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    In 2000, 1999 and during most of 1998, Ericsson Telekomünikasyon A.S. and Ericsson Radio Communications Ltd. were no longer related parties; the above information is given for comparison purposes (Note 15).

    The Company makes certain sales to Azercell consisting principally of GSM equipment and simcards. For the years ended December 31, 1998, 1999 and 2000, total cost of such sales was $16,019, $65 and $198, respectively.

    Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

    The significant agreements are as follows:

Financial lease agreements with Yapi Kredi Finansal Kiralama A.S.

    Turkcell has entered into a finance lease with Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing), an affiliate of Yapi ve Kredi Bankasi A.S., a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building, and Turkcell's outstanding lease obligation at December 31, 2000 were $14,129 and $4,316 (1999: $14,129 and $6,114), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

    In addition, Turkcell has entered into a lease with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400, and Turkcell's outstanding lease obligation at December 31, 2000 was $13,677 (1999: $15,160). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Pamuklease Pamuk Finansal Kiralama A.S.

    Turkcell has entered into five leases with Pamuklease Pamuk Finansal Kiralama A.S. (formerly Interlease Inter Finansal Kiralama A.S.), a Çukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings, and Turkcell's outstanding lease obligation at December 31, 2000 were $32,672 and $27,051 (1999: $24,752 and $22,471), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

A-Tel

    A-Tel is a 50-50 joint venture of KVK and of a third party media company (Sabah). A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. Turkcell entered into campaigns with A-Tel, whereby Sabah publishes coupons for readers in its newspaper, and those readers who collect a certain number of coupons are entitled to free phones with Muhabbet Kart. A-Tel activates these prepaid cards and receives simcard subsidies from Turkcell.

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Digital Platform

    Turkcell has made a protocol with Digital Platform for sponsorship of its pay-per-view channels. Digital Platform's pay-per-view system has been launched in September 2000. Turkcell is sponsor of some films broadcasted in the pay-per-view channels.

    Turkcell has entered into an advertising campaign with Digital Platform for free distribution of DTH system equipment and free subscription for one year by Digital Platform to selected 100,000 Turkcell subscribers, who generate average call revenues at or above approximately USD 80/month to Turkcell. Digital Platform delivers to such selected subscribers DTH system equipment and annual services in aggregate worth of $116.50 (full) per subscriber for free, and Turkcell bears such costs for advertising purposes. Currently, this campaign is for Istanbul area only, and is expected to reach to 100,000 subscribers.

Asli Gazetecilik

    Asli Gazetecilik is a company of the Çukurova Group which owns newspapers called Aksam and Günes and various magazines. Çukurova Group has also its TV (Show TV) and radio (Show FM, Alem FM, etc) stations. Asli Gazetecilik places the advertisements of Turkcell in these newspapers and magazines and on the TV and radio stations.

Technical assistance agreement with Sonera Corporation Inc.

    Turkcell has entered into a technical assistance agreement with Sonera Corporation Inc., a former shareholder of the Company and an affiliate of Sonera Holding BV, a current shareholder of the Company. Sonera Corporation Inc. has supplied Turkcell with technical assistance on questions relating to the system: (i) the network project and (ii) the operation and maintenance assistance project. Under the network project, Sonera Corporation Inc. supplies Turkcell with technical assistance relating to planning and construction services, site management and organization and supervision of the construction and installation work of the equipment supplier. Under the operation and maintenance assistance project, Sonera Corporation Inc. provides technical assistance on the planning, building up, facilitating, training and tutoring of business and technical departments.

Agreements with KVK Mobil Telefon Sistemleri Ticaret A.S.

    One of the principal importers of handsets and vendors of SIM cards to Turkcell's subscribers is KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK), a Turkish company controlled by three individuals who are affiliated with the Company's shareholders. The Company has entered into several agreements with KVK in the form of advertisement support protocols each lasting for periods of one to two months pursuant to which KVK must place Turkcell advertisements in newspapers.

Agreements with Hobim Bilgi Islem Hizmetleri A.S.

    In relation to the License Agreement, Turkcell has entered into an invoice printing agreement with Hobim Bilgi Islem Hizmetleri A.S. (Hobim), an affiliate of Çukurova Holding A.S., a shareholder of the Company, pursuant to which Hobim will provide Turkcell with monthly invoice printing services for Turkcell's subscribers. The service includes the printing of all invoices, the provision of

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envelopes and the mailing of the invoices to the subscribers. In addition, Hobim must enclose, in the billing invoice mailing envelopes, any supplemental information, advertisements, promotions or brochures requested by Turkcell. The initial term of the agreement is one year from the date of execution by the parties and the agreement will be extended if either party fails to give three-months prior notice to the other party of termination.

Technical assistance and management support agreement with Azercell

    Turkcell has entered into a technical assistance and management support agreement with Azercell. In accordance with the agreement, Turkcell supplies Azercell (i) technical assistance in planning, implementation, operation and management of the GSM system and upgrading the system software, and (ii) management support in billing and information technology, marketing, finance, collection and reporting.

Agreement with Superonline

    Turkcell and Superonline have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

(26) Commitments and Contingencies:

Guarantees

    As of December 31, 2000, the Company is contingently liable in respect of bank letters of guarantee obtained from Interbank A.S. and Yapi ve Kredi Bankasi A.S. and given to Emlak Bankasi A.S. amounting to $5,833 (1999: $20,089), Türk Telekom amounting to nil (1999: $275), the Turkish Ministry amounting to $5,000 (1999: $5,000) and customs authorities, private companies and other public organizations amounting to $38,606 (1999: $48,471). Also, the Company is contingently liable in an amount of $73,759 in respect of guarantees given to Banque Nationale de Paris, Webster Bank and BNP Dresdner Bank for the loans obtained by Digital Platform in order to finance the purchase of set-top boxes and in an amount of $15,000 in respect of the guarantee given to Yapi Kredi for the bank letter of guarantee obtained by Superonline.

License Agreement

    On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Turkish Ministry. In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a standalone GSM operator and free it from some of the operating constraints which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury an ongoing license fee equal to 15% of Turkcell's gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and

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off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

    The License contains a number of requirements, including requirements regarding the build-out, operation, quality and coverage of Turkcell's GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Turkcell may incur significant penalties for delays in meeting these coverage requirements. Failure to meet any requirement in the License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the License, including the surrender of the GSM network without compensation, or limitation of Turkcell's rights thereunder, or could otherwise adversely affect Turkcell's regulatory status. Certain conditions of the License Agreement are as follows:

    Coverage:  The License Agreement requires that Turkcell meets certain coverage and technical criteria. Accordingly, Turkcell must attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License's effective date.

    Service offerings:  The License Agreement requires that Turkcell provide certain services which, in addition to general GSM services, include free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

    Service quality:  In general, Turkcell must meet all the technical standards of the GSM MoU as determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%. The Turkish Ministry has the right to monitor Turkcell's service standards, compile information and take action to guarantee subscriber rights.

    Tariffs:  The License Agreement regulates Turkcell's ability to determine its tariffs for GSM services. Accordingly, after consultation with Turkcell and consideration of tariffs applied abroad for similar services, the Turkish Ministry sets the initial tariffs in Turkish Lira and US Dollar. Thereafter, the License provides that the Turkish Ministry will adjust the maximum tariffs at least every six months or, if necessary, more frequently. Turkcell is free to set its own tariffs up to the maximum tariffs.

    Rights of the Turkish Ministry, Suspension and Termination:  The License is not transferable without the approval of the Turkish Ministry. In addition, the License Agreement gives the Turkish Ministry certain monitoring rights and access to Turkcell's technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, Turkcell is obliged to submit financial statements, contracts and investment plans to the Turkish Ministry.

    The Turkish Ministry may suspend Turkcell's operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During the period of suspension, the Turkish Ministry may operate Turkcell's GSM network. Turkcell is entitled to any revenues

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collected during such period and the Licensee's term will be extended by the period of any suspension.

    The Turkish Ministry may terminate the License upon a bankruptcy ruling against Turkcell by a competent court or a bankruptcy compromise decision that is not reversed or dismissed within 90 days after notice from the Turkish Ministry; or upon Turkcell's failure to perform its obligations under the License Agreement where such failure is not cured within 90 days after notice from the Turkish Ministry; or if Turkcell operates outside the allocated frequency ranges and fails to terminate such operations within 90 days after notice from the Turkish Ministry; or if Turkcell fails to pay amounts payable under the License within 90 days. In the event of termination by the Turkish Ministry, Turkcell must deliver the entire GSM network to the Turkish Ministry. Finally, if the Turkish Ministry terminates the License for Turkcell's failure to perform its obligations under the License, Turkcell must surrender the performance guarantee.

    In the event of a termination of the License, Turkcell's rights to use allocated frequencies and to operate the GSM network cease. Upon the scheduled expiration of the License Agreement without renewal, Turkcell must transfer to the Turkish Ministry (or any organization designated by the Turkish Ministry), without consideration, the network management center, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

    Any revocation or limitation of, or failure to renew, the License, or failure to renew the License upon commercially reasonable terms would have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Interconnection Agreement with Türk Telekom

    On April 24, 1998, Turkcell and Türk Telekom entered into an interconnection agreement (the Interconnection Agreement) providing for the interconnection of Turkcell's GSM network with Türk Telekom's fixed line network. The Interconnection Agreement will terminate automatically upon the expiry of the License period or on termination of the License Agreement by the Turkish Ministry or for any other reason.

    There can be no assurance that Turkcell or Türk Telekom can or will be able to perform their respective obligations under the Interconnection Agreement. In the event that Türk Telekom were to fail to perform its obligations under the Interconnection Agreement, depending on the nature of the failure, the result could be interference with Turkcell's ability to provide high quality service to its subscribers. Rates under the Interconnection Agreement are fixed for two years and thereafter subject to renegotiation. The failure of Türk Telekom to perform its obligations under the Interconnection Agreement; or the failure by Türk Telekom to make payments to the Company under the Interconnection Agreement because of insolvency or otherwise; or any significant rate changes could have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

    Call Tariffs:  Turkcell pays Türk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long distance traffic switched from Turkcell to Türk Telekom.

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Interconnection Agreement with Telsim

    Turkcell and Telsim Mobil Telekomünikasyon Hizmetleri A.S. (Telsim) entered into an interconnection agreement dated October 4, 1999. Under the Telsim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network with the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.

    The Telsim interconnection agreement establishes understandings between the parties relating to a number of key operational areas, including call traffic management, and also contemplates that Turkcell and Telsim will agree to the contents of various manuals that will set forth in detail additional specifications concerning matters which are not specifically covered in the Telsim interconnection agreement. These matters include quality and performance standards, interconnection interfaces and other technical, operational, and procedural aspects of interconnection.

    Under the Telsim interconnection agreement, Turkcell and Telsim agree to permit each other to utilize Türk Telekom's premises as well as any transmission equipment located in public areas such as coach terminals, airports, sea ports, shopping and other trade centers and other indoor infrastructure that is allocated to either Turkcell or Telsim.

    Payments:  The Telsim interconnection agreement provides for the payment of fees by Turkcell to Telsim for the interconnection services provided by Telsim. A number of the provisions of the Telsim interconnection agreement address matters concerning billing and payment of bills for services rendered under the Telsim interconnection agreement. Each party is required to record certain call information and to provide that information to the other party. Each party is responsible for invoicing the other party on a monthly basis.

    Call Tariffs:  Turkcell pays Telsim a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long distance traffic switched from Turkcell to Telsim.

    The Telsim interconnection agreement will remain in force for the period of the License period unless one of the parties serves a three-month termination notice to the other party.

Legal Proceedings

    The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Treasury Share

    Article 5 of the License Agreement defines the gross revenues as the total of subscription fees, monthly fixed fees and communication fees including all taxes, duties, fees and funds thereon, and Article 8 defines the monthly payment to the Turkish Treasury to be computed as 15% of the monthly gross revenues (Treasury Share). Turkcell management and its legal counsel interpreted the taxes, duties, fees and funds, being those except value added tax (VAT), education fund and frequency usage and transmission fee, which are all billed to and collected from subscribers via monthly invoices and then paid to related government authorities. Since Turkcell acted as an

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intermediary of related government authorities to collect these duties, funds, fees and taxes and since there is no comparable example in other license agreements signed in Turkey, Turkcell management and its legal counsel did not interpret the description of gross revenue as including such funds, fees and taxes and accordingly did not pay 15% of such collections from subscribers to the Turkish Treasury starting from the date of the License Agreement.

    On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, the other GSM network operator in Turkey, that the Supreme Court (the Danistay) had decided by the majority of the votes of its members that the interpretation of the Turkish Ministry was correct, and that from November 1999 onwards the license fee should have been calculated according to the Turkish Treasury's method.

    On November 18, 1999, the Turkish Treasury notified Turkcell, by referral to the decision of the Danistay and the letter of the Turkish Ministry, that the license fees should retroactively be recalculated from the date of the License Agreement, April 27, 1998, and paid to the Turkish Treasury applying the legal interest rate on the unpaid balance over the period these should have been paid.

    The cumulative amount of VAT, education fund, and frequency usage and transmission fees from April 27, 1998 until December 31, 1999 was $264,126 and 15% of this amount, being $7,482 for the year ended December 31, 1998 and $32,137 for the year ended December 31, 1999, represented the unpaid Treasury Share. The legal interest rate as applied on the unpaid balance resulted in $12,536 interest for the year ended December 31, 1998 and $15,424 for the year ended December 31, 1999. On November 30, 1999, Turkcell initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the license fee with respect to the disputed amounts. The Turkish Ministry and the Turkish Treasury have appealed the granting of the injunction. On February 16, 2000, the Danistay lifted the injunction with respect to the license fee payable on collections of VAT but upheld the injunction in respect of the education fund and frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the education fund and frequency usage and transmission fees, which was rejected on April 21, 2000. On March 24, 2000, Turkcell paid $57,163, out of which $51,900 relates to year 1999 and before, as Treasury Share on VAT and its accrued late payment interest. Accordingly, as of December 31, 1999, the Company accrued for $30,844 Treasury Share on VAT and $21,056 interest on this account and charged to statement of operations for the year then ended. Turkcell has continued to pursue its claim to recover the $57,163 payment and filed a challenge against the Danistay's decision to lift the injunction concerning VAT on March 27, 2000 which was rejected on April 21, 2000.

    The Treasury Share on education fund, frequency usage and transmission fees as of December 31, 1999 and 2000 are $9,769 and $24,157, respectively. Had the Danistay ruled in favour of the Turkish Treasury then the cumulative legal interest, as applied from April 27, 1998, as of December 31, 1999 and 2000 would result in $7,847 and $16,801, respectively. Consequently, unpaid Treasury Share amounts with respect to the education fund, frequency usage and transmission fees, including interest amounted to $17,616 and $40,958 as of December 31, 1999 and 2000, respectively. Turkcell has not recorded any accrual for these amounts, since the

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management and its legal counsel are of the opinion that the Turkish Ministry and the Turkish Treasury will not pursue their claims for these amounts any further and if they did the Company and its legal counsel believe it will prevail with respect to payment of the Treasury Share on education fund, frequency usage and transmission fees.

Dispute on VAT on License Fee:

    On May 4, 2000, Turkcell received a notice from the Istanbul Bogaziçi Tax Office of the Turkish Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claimed that Turkcell should have paid VAT on the $500 million upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000, Turkcell should have paid TL 18.6 trillion VAT (equivalent to $27,735 as of December 31, 2000) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL 48.1 trillion (equivalent to $71,557 as of December 31, 2000) and a penalty fee of TL 37.3 trillion (equivalent to $55,470 as of December 31, 2000). The Tax Office's position is premised on its view that the License was not transferred or sold to the Company but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that the Company should pay the VAT because the lessor, the Turkish Ministry, is not a registered tax-payer.

    The Tax Office also instituted a sequestration process to secure its claim in the total amount of TL 104 trillion (equivalent to $154,762 as of December 31, 2000). Accordingly, Turkcell has replied to the Tax Office on May 17, 2000 and declared the fixed assets in the total amount of TL 104 trillion to be pledged. These fixed assets have been pledged by the Tax Office as security of this potential liability. On March 21, 2001, pledge on the fixed assets has been removed.

    If the Tax Office prevails in this case, Turkcell will have a payable to the Tax Office for the amount of VAT which will be offset by a VAT recoverable in the same amount and will not result in cash outflow from Turkcell for the VAT payment. However, as of December 31, 2000, the interest charge on the unpaid VAT of $87,920 and the penalty fee of $55,470 would have to be paid. Management believes that the Company has meritorious defenses against the Tax Office's claims.

    Turkcell has filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office of the Turkish Ministry of Finance. The Tax Court has rejected the claim and Turkcell has appealed the case.

    Although the case is still pending at the Danistay, the Tax Office requested on March 16, 2001 that Turkcell pay VAT on the upfront license fee as well as the late payment interest on the unpaid VAT and the penalty fee. While continuing the court challenge the Company established a payment schedule for such amounts. In accordance with the payment schedule, Turkcell is required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $27,735 and $18,501 as of December 31, 2000 and March 16, 2001, respectively), the outstanding interest charge amounting to TL 60.7 trillion (equivalent to $90,417 and $60,315 as of December 31, 2000 and March 16, 2001, respectively) and a penalty fee amounting to TL 9.3 trillion (equivalent to $13,867 and $9,251 as of December 31, 2000 and March 16, 2001, respectively). On March 16, 2001, Turkcell paid $21,280 of which $18,501 was for VAT on the upfront license fee and $2,779 was for outstanding interest charges. The remaining TL 67.3 trillion (equivalent to $66,787 as of March 16,

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2001) was to be payable in fifteen monthly instalments starting March 30, 2001. The first instalment was for TL 5.4 trillion (equivalent to $5,313 as of March 16, 2001) and the remaining instalments were to be in equal amounts of TL 4.4 trillion (equivalent to $4,391 as of March 16, 2001).

    On March 21, 2001, the Company also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70,005 as of March 21, 2001).

    On April 12, 2001, the Istanbul Fifth Tax Court reduced the outstanding interest charge from TL 60.7 trillion to TL 11.1 trillion (equivalent to $16,558 and $11,045 as of December 31, 2000 and March 16, 2001, respectively).

    In addition to the foregoing, the Company did not pay any VAT on the ongoing license fees paid to the Turkish Treasury since this was also not stated in the License Agreement at the time the License was acquired. There can be no assurance that the Tax Office will not claim that Turkcell should have paid VAT on the Treasury Share. Cumulative Treasury Share paid since April 28, 1998, (including the additionally paid Treasury Share on VAT, as described above) is TL 352.7 trillion (equivalent to $525,106 as of December 31, 2000) as of December 31, 2000. The VAT rate was 15% for all years until December 1999 and increased to 17% thereafter. In the event that the Tax Office were to require payments for VAT, interest and penalty charges would also be computed on such balance. The Company and its legal counsel believe that if such claim is asserted, the Company will prevail. Therefore, Turkcell has not recorded any accrual for the unpaid interest and penalties on VAT on the Treasury Share.

Dispute on Monthly Fixed Fees:

    As of March 31, 2001, Turkcell was involved in 7,484 (December 31, 2000: 7,249) legal proceedings with individual subscribers demanding that Turkcell stops charging monthly fixed fees and reimburse such fees already paid by them. As of March 31, 2001, 1,651 (December 31, 2000: 1,510) of such cases by subscribers were either rejected by the local courts or transferred to the Consumer Court for final decision, 3,604 (December 31, 2000: 3,063) of them were decided on in favour of Turkcell, 9 (December 31, 2000: 8) of them were decided against Turkcell and 2,220 (December 31, 2000: 2,668) appeals were pending. The monthly fixed payment is expressly contemplated under the License Agreement. In addition, the Company's subscription agreements with its postpaid customers as approved by the Ministry of Transportation allow the Company to charge monthly fixed fees and the postpaid customers agree to pay the fees in the subscription agreements they sign with the Company.

    Further, the License Agreement requires the Company to include the monthly fixed payment in computing the amount of fees payable to the Treasury under the License. The Telecommunications Law also allows for the charging of fixed fees. Accordingly, the Company believes that it is correctly charging and collecting this monthly fixed fee.

Dispute on Türk Telekom Interconnection Fee:

    Türk Telekom notified Turkcell on February 14, 2000 that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Türk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee, the 15% "fund" payment that it pays to the Treasury and a 2.5% payment that it pays to the Turkish Radio and

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Television Institution, which is a payment that Türk Telekom was required to make during 2000 only. Based on this position, Türk Telekom withheld $11,367 from the amount it paid to Turkcell for interconnection for the first two months of 2000. Turkcell believes that Türk Telekom's position is contrary to the terms of the Interconnection Agreement. Subsequently, on April 25, 2000, the Company obtained an injunction from the commercial court preventing Türk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards, and on May 4, 2000, Turkcell commenced a lawsuit against Türk Telekom to recover the $11,367 it retained with respect to the first two months of 2000.

    On October 5, 2000, the Court ruled against Turkcell in its lawsuit to recover the $11,367 already retained by Türk Telekom for the first two months of 2000 and lifted the injunction the Company obtained on April 25, 2000. Türk Telekom subsequently notified the Company on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $55,819 as of December 31, 2000) representing the amount Türk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. Turkcell paid Türk Telekom a first instalment of TL 16.0 trillion (equivalent to $23,965 as of December 31, 2000) with a reservation. On November 3, 2000, Turkcell obtained an injunction to prevent Türk Telekom from continuing to calculate their interconnection fee in this manner and on November 10, 2000, the Company filed a second lawsuit to recover the TL 16.0 trillion (equivalent to $23,965 as of December 31, 2000) paid to Türk Telekom as its first instalment. The Company also filed an appeal against the Court's decision of October 5, 2000. Out of the total additional interconnection fee of $91,151 including interest of $3,828, $35,332 was paid to Türk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000.

Dispute on Türk Telekom Interconnection Agreement:

    The Turkish Electrical Engineers' Society commenced a lawsuit against Türk Telekom in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that the Interconnection Agreement violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and prevention of monopoly and cartels. On October 11, 2000, the Court annulled Annex 1-A.1 of the Interconnection Agreement, which deals with call tariffs. Although, Turkcell was not a party to the lawsuit, the Company's interest has been affected by the decision.

    On November 20, 2000, Turkcell was informed of the Court's decision and received notification from Türk Telekom that all interconnection fees since the acquisition of the License paid by Turkcell to Türk Telekom and by Türk Telekom to Turkcell must be the same to comply with the Court's decision, should be retroactively calculated from the date of the License and include the statutory interest rate on the unpaid balance. Turkcell initiated an action before the commercial court to cancel Türk Telekom's request until it agrees with Türk Telekom to replace the cancelled provisions of the Interconnection Agreement. The case is still pending and Turkcell obtained an injunction which is currently in effect preventing Türk Telekom from collecting this amount. The Company and its legal counsel believe that the Company will prevail in this matter.

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Dispute on Additional Treasury Share on Value Added Services and Other Charges:

    On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value added services, transaction fees, roaming revenues and interest charges for late collections should be included in the determination of ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed the Company that the license fees for all such services would be retroactively recalculated from the date of the License Agreement and paid to the Turkish Treasury applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging the Company these fees. The Company and its legal counsel believe that the Company has a meritorious claim. Therefore, the Company has not recorded any accrual for payment of additional ongoing license fees for such services, revenues and interest. If the case is resolved in favour of the Turkish Treasury, the Company will be liable to the Turkish Treasury for an amount of $89,786 including interest of $31,631.

Class action lawsuit against Turkcell:

    On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with Turkcell's initial public offering in July 2000 contains false and misleading statements regarding Turkcell's "churn rate" and omits material financial information.

    The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased Turkcell's American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000.

    Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the Court consolidated the lawsuits, appointed lead plaintiff and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with Turkcell's initial public offering in July 2000 contained false and misleading statements regarding Turkcell's churn rate and omitted material financial information. Turkcell has not yet filed a response to the complaints, but it intends to contest the lawsuits vigorously. At this point in the litigation it is premature to estimate Turkcell's potential liability, if any, from the class action lawsuits.

Dispute on discounts on transmission lines leases:

    Currently Turkcell leases all of its transmission lines from Türk Telekom. It is required to do so to the extent that Türk Telekom can satisfy Turkcell's requirements. Türk Telekom's monopoly on providing transmission lines is scheduled to expire at the end of 2003. Effective from July 1, 2000, Türk Telekom terminated the 60% discount that it had provided to Turkcell for several years, and Türk Telekom instead began to provide it with a discount of 25% subject to certain conditions. On

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July 4, 2000, Turkcell filed a lawsuit against Türk Telekom requesting the court to rule on the legality of Türk Telekom reducing the discount to 25% and obtained an injunction preventing Türk Telekom from terminating the 60% discount. On November 21, 2000, the Court ruled in favour of Türk Telekom and lifted the injunction. Turkcell filed an appeal against the decision. In addition, Turkcell applied to the Competition Board of Turkey to enjoin Türk Telekom from terminating the discount and to fine Türk Telekom for its action. If the case is resolved in favour of Türk Telekom, Turkcell will be liable to Türk Telekom in an amount of $48,126 including interest of $4,498. The Company has not recorded an accrual for such amounts because management and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Although the case is still pending, Türk Telekom requested that Turkcell pay the difference between 25% discount and 60% discount. While continuing the court challenge, in order to retain its right to use Türk Telekom's transmission lines the Company paid approximately TL 37.2 trillion (equivalent to $55,376 and $35,209 as of December 31, 2000 and March 30, 2001) including VAT of approximately TL 7.3 trillion (equivalent to $10,867 and $6,909 as of December 31, 2000 and March 30, 2001, respectively) and interest of approximately TL 0.8 trillion (equivalent to $1,191 and $757 as of December 31, 2000 and March 30, 2001, respectively) as of March 30, 2001.

Dispute on tariff increase of transmission lines leases:

    In addition, on March 2, 2001, Türk Telecom unilaterally increased the fees it charges the Company for access to its transmission lines by 100% effective from April 1, 2001, and refused to lease the Company any further transmission lines. The Company intends to obtain an injunction to compel Türk Telekom to lease additional transmission lines to the Company and intends to initiate a lawsuit against Türk Telekom to rule on the legality of Türk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines.

Operating Leases

    The Company has entered into various operating lease agreements. At December 31, 2000, there were no commitments and contingent liabilities in material amounts arising from those agreements.

    For the years ended December 31, 1998, 1999 and 2000, total rental expenses for operating leases were $7,097, $24,800 and $29,881, respectively.

(27) Concentrations:

    In 1997 through 2000, the Company's operations were substantially all inside Turkey. However, as explained in Note 1, the Company has investments in Kibris Telekom (Northern Cyprus), GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan), Geocell (Georgia) and Fintur (The Netherlands). (1999: GSM Kazakhstan (Kazakhstan), Azercell (Azerbaijan) and Geocell (Georgia)). At December 31, 2000, net assets at Kibris Telekom and Fintur were $11,908 and $234,722, respectively. (1999: Kibris Telekom $6,458, GSM Kazakhstan $25,244, Azercell $62,604 and Geocell $19,223)

    Until April 27, 1998, almost all of the Company's revenues were generated from GSM services provided in accordance with the Revenue Sharing Agreement with Türk Telekom. In accordance

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with the Revenue Sharing Agreement, Turkcell and Türk Telekom shared revenues billed for subscription fees, monthly fixed fees and ongoing calls at a ratio of 32.9% and 67.1%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. Since, Türk Telekom invoiced the subscription fees to and collected them from subscribers directly, the Company invoiced its share in the revenues to Türk Telekom, and consequently, Türk Telekom was the Company's sole customer. Total revenues earned from Türk Telekom in accordance with the Revenue Sharing Agreement were $69,677 in 1998. Revenues earned from and charges incurred by Türk Telekom in accordance with the Interconnection Agreement were $511,423 and $91,627 for the year ended December 31, 2000 (for the period from April 27, 1998 to December 31, 1998: $163,392 and $40,364; 1999: $376,499 and $77,361). The net receivable from Türk Telekom was $52,889 and $26,083 at December 31, 1999 and 2000, respectively.

    The Company makes a substantial portion of its purchases of goods and services related to GSM investments from Ericsson Telekomünikasyon A.S. (a subsidiary of Ericsson Radio Communication Ltd, one of the former shareholders of the Company). Total purchases and charges from Ericsson Telekomünikasyon A.S. were $337,729 in 1998, $869,284 in 1999, and $929,607 in 2000, respectively, and outstanding balance to this company was $109,655 and $132,885 at December 31, 1999 and 2000, respectively.

    In principle, the Company's revenues are generated in Turkish Lira. Certain sales and purchases and, resulting receivables and payables, are in currencies different than the operating currency. Further, the Company has loans payable denominated in currencies different than its operating currency. Transaction gains and losses on these receivables and payables are included in the determination of earnings, but eliminated during translation of the financial statements, if such currency is the US Dollar.

(28) Subsequent Events:

    At the Board of Directors meeting held on January 19, 2001 it was resolved that 1,200,000 shares in Bilisim, 75,000 shares in Digikids, 150,000 shares in Hayat and 350,000 shares in Siber with a par value of 1 million TL each to be transferred to Turktell in exchange for the nominal paid-in share capital paid by the Company (TL 75,000 million for Digikids and 87,500 million for Siber). Turktell will also pay the share capital commitment of the transferred shares. On January 22, 2001, the transfers have been realized.

    At the Board of Directors meeting of Turktell held on January 19, 2001, it was resolved that Turktell will acquire total 599,998 shares of Bilisim (299,999 and 299,999 shares owned by Superonline and Digital Platform, respectively), total 104,998 shares of Digikids (44,999 and 59,999 shares owned by Superonline and Digital Platform, respectively), total 24,998 shares of Hayat (12,499 and 12,499 shares owned by Superonline and Digital Platform, respectively) and total 99,998 shares of Siber Egitim (49,999 and 49,999 shares owned by Superonline and Digital Platform, respectively) with a par value of one million TL each in exchange for the nominal share capital paid by Superonline and Digital Platform (TL 104,998 million for Digikids, TL 3,125 million for Hayat paid by Superonline only and TL 25,000 million for Siber Egitim). Turktell will also pay the share capital commitment of the acquired shares. After these acquisition, the ownership interest of the Company in Bilisim, Digikids, Hayat and Siber Egitim will increase to 70%, 60%, 75% and 50%, respectively.

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    On January 30, 2001, Turkcell signed a purchase contract with Ericsson Telekomünikasyon A.S. for an amount of $400,000. With the contract signed, Turkcell will be able to purchase several latest GSM innovations. The contract will allow Turkcell to upgrade and develop its GSM system infrastructure.

    Significant economic difficulties have emerged in Turkey during the year 2000 and subsequent to December 31, 2000. These include, but are not limited to a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the government allowed Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the US Dollar during the first day of floatation. As of April 26, 2001 the Turkish Lira has devalued significantly against major foreign currencies as compared to the related currency exchange rates ruling as of December 31, 2000. Such devaluation against the US Dollar has been 45%. The financial condition of the Company and its future operations and cash flows could be adversely affected by continued economic difficulty. Management is unable to predict the extent, severity or duration of the current economic difficulties nor quantify what impact it may have on the current financial position or future operations and cash flows of the Company.

    On April 14, 2001, San Reklam ve Halkla iliskiler Hizmetleri A.S., the firm that created the Company's logo, initiated legal proceedings against the Company in the Istanbul Court of Intellectual Property Rights claiming ownership of the "Turkcell" logo and alleging that the Company had misappropriated it.

    At the Board of Directors Meeting held on May 16, 2001, it was resolved to increase Turkcell's share capital by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) in cash. In accordance with the resolution, the existing shareholders are entitled to utilize their pre-emptive rights, the rights to acquire additional shares resulting from the share capital increase proportionate with their existing shareholdings, at nominal value. The remaining shares after the utilization of pre-emptive rights, if any, will be offered to the public.

    At the Board of Directors Meeting held on May 16, 2001, it was resolved that the Company will participate in the planned share capital increase of Fintur amounting to $63,000 by contributing its 25% share of this share capital increase of $15,750.

    On May 28, 2001, Ericsson Telekomünikasyon A.S., the main supplier of GSM network equipment and related services, has agreed that, at the request of the Company, it will defer its collections from the Company resulting from the Company's purchases of GSM network equipment and related services over the next twelve months.

    Based on the Company's consolidated financial statements as of and for the three-month period ended March 31, 2001, the Company is in breach of one of the covenants contained in the 1998 and 1999 bank facilities. In anticipation of the expected breach of such covenants, the Company recently renegotiated the maximum leverage ratio (debt to annualized EBITDA, as defined in 1998 and 1999 bank facilities) from 3.0 to 3.5 from December 31, 2000 to March 31, 2001 and from 3.5 to 4.0 from March 31, 2001 to September 30, 2002, and the company recently renegotiated the minimum interest coverage ratio (EBITDA to total interest, as defined in the 1998 and 1999 bank facilities) from 3.0 to 2.5 from December 31, 2000 onwards. The renegotiated covenants were agreed with retroactive effect by the lenders of the Company's bank facilities. The

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Company was not in breach of its covenant at December 31, 2000. At the end of the first quarter of 2001, the Company's leverage ratio was 4.6 and its interest cover ratio was 2.8. Further, management expects that the leverage ratio will remain above 4.0 and that the interest coverage ratio will decrease below 2.5 at the end of the second quarter of 2001. The breach of the leverage ratio covenant is an event of default and in accordance with US GAAP the Company has reclassified $305,556 of its long term debt as short term debt payable in the current period as of March 31, 2001. The agent for the lenders in the 1998 and 1999 bank facilities may, and upon instruction of lenders holding more than 66 2/3% of the outstanding debt must, demand immediate repayment of the outstanding amounts under the 1998 and 1999 bank facilities, which would also trigger the cross-default. If the agent were to do this, such a demand would trigger a cross-default to, and acceleration upon notice of, substantially all of the Company's borrowings. Absent waivers obtained from the relevant lenders, such a demand would result in the acceleration of approximately $716,852 aggregate principal amount of the Company's outstanding indebtedness under the bank facilities, which is classified in its consolidated financial statements as of March 31, 2001 under the current portion of the Company's long term indebtedness. This amount includes approximately $411,296 payable under the Company's 1998 and 1999 bank facilities that is due in the next twelve months in accordance with the Company's repayment schedules, as well as an additional approximately $305,556 that may be due because of the default. An additional $1,138,062, which is the total current and long term portion of long term debt that may be due as a result of cross-defaults to such long term debt being triggered, may be due if the lenders under the Company's 1998 and 1999 bank facilities accelerate payments due under such facilities because of its covenant breach. Any acceleration of the Company's indebtedness would have a material adverse effect on its business, financial condition and results of operation. The Company has informed the agent in writing of the current breach of its leverage ratio covenant and the anticipated breach of its interest cover ratio covenant and is working with the agent to prepare a letter requesting renegotiation of the covenants, which it will distribute to the banks. Management expects to begin renegotiating the covenants with the lenders within the coming month. In addition, management does not expect the agent to accelerate repayment of the outstanding amounts under the 1998 and 1999 bank facilities, which would also trigger the cross-default. As of the date of this report, management is not aware of any lenders instructing the agent to accelerate repayment.

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Consolidated Financial Statements of
Turkcell Iletisim Hizmetleri Anonim Sirketi
and its subsidiaries
At December 31, 2000 and June 30, 2001 (Unaudited)

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

at December 31, 2000 and June 30, 2001 (Unaudited)

(In thousands, except share data)

	December 31, 2000	June 30, 2001
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$363,365	$58,865
Trade receivables and accrued income, net (Note 5)	325,636	242,883
Due from related parties (Notes 6)	113,860	142,369
Inventories	16,402	24,147
Prepaid expenses	22,484	44,841
Other current assets (Note 7)	44,476	50,079

Total current assets	886,223	563,184
ADVANCES TO RELATED PARTIES	1,020	75
PREPAID EXPENSES	11,765	8,935
INVESTMENTS (Note 8)	60,068	62,529
FIXED ASSETS, net (Note 9)	1,762,168	1,752,413
CONSTRUCTION IN PROGRESS (Note 10)	233,299	200,607
INTANGIBLES, net (Note 11)	892,995	906,143
OTHER LONG TERM ASSETS	37,382	33,171

	$3,884,920	$3,527,057

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short term borrowings (Note 12)	$438,081	$713,180
Trade payables (Note 13)	208,890	244,354
Due to related parties (Note 14)	2,811	3,466
Deferred tax liabilities (Note 16)	21,103	—
Other current liabilities and accrued expenses (Note 15)	271,194	236,382

Total current liabilities	942,079	1,197,382
LONG TERM BORROWINGS (Note 17)	1,600,676	1,108,877
LONG TERM LEASE OBLIGATIONS (Note 18)	34,472	30,575
RETIREMENT PAY LIABILITY	3,545	3,056
DEFERRED TAX LIABILITIES (Note 16)	3,491	—
MINORITY INTEREST	12	793
OTHER LONG TERM LIABILITIES	5,838	7,132
SHAREHOLDERS' EQUITY
Common stock
Par value one thousand TL; authorized, issued and outstanding 240,000,000,000 shares in 2000 and 263,766,255,000 shares in 2001 (Note 19)	458,239	458,239
Advances for common stock	141	119
Legal reserves	5	6
Accumulated other comprehensive loss (Note 3)	(1,049)	(1,419)
Retained earnings	837,471	722,297

Total shareholders' equity	1,294,807	1,179,242
COMMITMENTS AND CONTINGENCIES (Note 22)

	$3,884,920	$3,527,057

The accompanying notes are an integral part of these consolidated financial statements.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three month and six month periods ended June 30, 2000 and 2001 (Unaudited)

(In thousands, except share data)

	Three Months ended June 30,		Six Months ended June 30,
	2000	2001	2000	2001
	(Unaudited)		(Unaudited)
Revenues (Note 20)	$531,246	$415,660	$1,009,901	$945,928
Direct cost of revenues	(280,199)	(271,268)	(509,806)	(594,506)

Gross profit	251,047	144,392	500,095	351,422
General and administrative expenses	(47,420)	(33,087)	(86,994)	(79,468)
Selling and marketing expenses	(74,014)	(47,556)	(140,466)	(153,990)

Operating income	129,613	63,749	272,635	117,964
Income from related parties, net (Note 21)	771	612	771	1,112
Interest income	20,049	16,961	31,849	55,343
Interest expense	(57,973)	(81,328)	(115,564)	(159,952)
Other income (expense), net	2,836	(3,023)	3,918	(1,282)
Equity in net loss of unconsolidated investees (Note 8)	(5,093)	(11,353)	(4,990)	(30,148)
Gain on sale of affiliates	44,244	—	44,244	—
Minority interest	(80)	501	(315)	416
Translation loss, net (Note 3)	(13,464)	(26,777)	(32,940)	(107,410)

Income (loss) before taxes	120,903	(40,658)	199,608	(123,957)
Income tax (expense) benefit (Note 16)	(29,174)	—	(32,746)	8,783

Net income (loss)	$91,729	$(40,658)	$166,862	$(115,174)

Basic and diluted earnings (loss) per common share (Note 19)	$0.00039	$(0,00015)	$0,00071	$(0,00046)

Weighted average number of common shares outstanding (Note 19)	233,386,099,934	263,766,255,000	233,386,099,934	251,883,127,500

The accompanying notes are an integral part of these consolidated financial statements.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001 (Unaudited)

(In thousands, except share data)

							Accumu- lated other compre- hensive loss
	Common stock							Total share- holders' equity
			Advances for common stock	Legal reserves	Compre- hensive loss	Retained earnings
	Shares	Amount
Balances at December 31, 2000	240,000,000,000	$458,239	141	5		837,471	(1,049)	1,294,807
Issuance of free shares (unaudited)	23,766,255,000
Comprehensive loss:
Net loss (unaudited)					(115,174)	(115,174)		(115,174)

Other comprehensive loss:
Translation adjustment (unaudited)					(370)		(370)	(370)

Comprehensive loss (unaudited)					(115,544)
Other (unaudited)			(22)	1				(21)

Balances at June 30, 2001 (unaudited)	263,766,255,000	$458,239	119	6		722,297	(1,419)	1,179,242

The accompanying notes are an integral part of these consolidated financial statements.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six month periods ended June 30, 2000 and 2001 (Unaudited)

(In thousands)

	2000	2001
	(Unaudited)
Operating Activities:
Net income (loss)	$166,862	(115,174)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	131,104	190,805
Accrued income	(22,315)	35,115
Accrued expense	(3,343)	(27,204)
Provision for retirement pay liability	987	(489)
Provision for doubtful receivables	33,647	(39,115)
Provision for income taxes	520	—
Equity in net loss of unconsolidated investees	4,990	30,148
Increase in minority interest	315	781
Gain on sale of affiliates	(44,244)	—
Deferred taxes	31,710	(24,594)
Changes in assets and liabilities:
Trade receivables	(154,226)	86,753
Due from related parties	(59,008)	(28,509)
Inventories	(3,164)	(7,745)
Prepaid expenses	(16,768)	(19,527)
Other current assets	(20,673)	(12,585)
Advances to related parties	3,100	945
Other long term assets	(3,348)	290
Due to related parties	(6,010)	655
Trade payables	(101,232)	(26,381)
Other current liabilities	51,797	(6,411)
Other long term liabilities	—	1,295

Net cash provided by (used for) operating activities	(9,299)	39,053
Investing Activities:
Additions to fixed assets	(288,884)	(121,429)
Reductions in (additions to) construction in progress	—	32,692
Additions to intangibles	(94,782)	(10,924)
Investments in investees, net	(2,564)	(34,176)

Net cash used for investing activities	(386,230)	(133,837)
Financing Activities:
Proceeds from issuance of and advances for common stock	247,128	(22)
Proceeds from issuance of long and short term debt	518,869	—
Payment on long and short term debt	(311,161)	(216,700)
Net decrease (increase) in debt issuance expenses	(1,293)	10,903
Payment on lease obligations	(3,634)	(3,897)
Increase in lease obligations	5,997	—

Net cash provided by (used for) financing activities	455,906	(209,716)

Net increase (decrease) in cash	60,377	(304,500)
Cash at the beginning of year	248,729	363,365

Cash at the end of period	$309,106	58,865

Supplemental cash flow information:
Interest paid (borrowings)	$68,874	113,618
Taxes paid	16	—
Non-cash investing activities —
Accrued capital expenditures	369,473	61,845
Sale and purchase of investments	90,000	—

The accompanying notes are an integral part of these consolidated financial statements.

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TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2000 and June 30, 2001 (Unaudited),
and for the Three Month and Six Month Periods Ended June 30, 2000 and 2001 (Unaudited)

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(1) Business:

    Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell — Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transport and Communications of Turkey (the Ministry). In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000.The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. In May 2001, the Ministry's power relating to concession or license agreements or general permissions was transferred to the Telecommunication Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. In the renewed License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

    As of December 31, 2000, Kibris Mobile Telekomünikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Çagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S (Corbuss), Turktell Bilisim Servisleri A.S (Turktell), Hayat Boyu Egitim A.S (Hayat) and Kibrisonline Limited Sirketi (Kibrisonline) (the subsidiaries) were consolidated subsidiaries, owned 99.99%, 99.99% 99.25%, 99.95%, 65% and 50%, respectively, by Turkcell or the subsidiaries.

    As of December 31, 2000, Fintur Holdings B.V. (Fintur), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Çocuk Programciligi ve Yayinciligi A.S. (Digikids) and Siber Egitim ve Iletisim Teknolojileri A.S. (Siber Egitim), Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (Mapco) and Platco Internet ve Iletisim Altyapi Hizmetleri A.S. (Platco) were equity investees.

    At the Board of Directors meeting held on December 13, 2000, it was resolved that the Company acquire 500,000 shares of Mapco and 500,000 shares of Platco owned by Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline, a subsidiary of Fintur), with a par value of one million TL each for TL 500 billion each. After the acquisition, the ownership interest of the Company in Mapco and Platco increased to 70%.

    At the Board of Directors meeting of Turktell held on January 19, 2001, it was resolved that Turktell acquire a total of 599,998 shares of Bilisim (299,999 and 299,999 shares owned by Superonline and Digital Platform Iletisim Hizmetleri A.S., (Digital Platform, a subsidiary of Fintur), respectively a total of 104,998 shares of Digikids (44,999 and 59,999 shares owned by Superonline and Digital Platform, respectively), a total of 24,998 shares of Hayat (12,499 and 12,499 shares owned by Superonline and Digital Platform, respectively) and a total of 99,998 shares of Siber

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Egitim (49,999 and 49,999 shares owned by Superonline and Digital Platform, respectively) with a par value of one million TL each in exchange for the nominal share capital paid by Superonline and Digital Platform (TL 104,998 million for Digikids, TL 3,125 million for Hayat paid by Superonline only and TL 25,000 million for Siber Egitim).Turktell will also pay the share capital commitment of the acquired shares. In addition, at the Board of Directors of Turktell held on May 3, 2001, it was resolved that Turktell acquire 899,999 shares of Bilisim owned by Bilgi Iletisim Yayincilik Egitim Hizmetleri Iç ve Dis Ticaret A.S. (Bilgi Iletisim) with a par value of one million TL each for free but Turktell will pay the share capital commitment of acquired shares. After these acquisitions, the ownership interest of the Company in Bilisim, Digikids, Hayat and Siber Egitim increased to 100%, 60%, 75% and 50%, respectively.

    As of June 30, 2001, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Bilisim, Digikids, Mapco, Platco and Kibris Online are consolidated subsidiaries, owned 99.99%, 99.81%, 99.25%, 99.95%, 75%, 99.99%, 60%, 70%, 70% and 60%, respectively, by Turkcell or the subsidiaries.

    As of June 30, 2001, Fintur and Siber Egitim are equity investees.

(2) Financial Position and Basis of Preparation of Financial Statements:

    Turkcell and its subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States. The financial statements as of December 31, 2000 and June 30, 2001 and for the three month and six month periods ended June 30, 2000 and 2001 present the consolidated financial position and consolidated results of operations of the Company. The unaudited consolidated financial statements of the Company as of June 30, 2001, and for the three month and six month periods ended June 30, 2000 and 2001, in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of such unaudited interim periods.

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable lives of fixed assets and intangibles; amounts reflected as allowances for doubtful receivables, inventories and deferred tax assets.

    At June 30, 2001, current liabilities exceeded current assets by $328,642, excluding $305,556 of current liabilities, which is the current portion of long term borrowings that may be due because of the Company's breach of its covenant under certain bank facilities (Notes 12 and 17) (December 31, 2000: $55,856) Also, based on the Company's consolidated financial statements as of and for the six month period ended June 30, 2001, the Company is in breach of one of the covenants contained in the 1998 and 1999 bank facilities (Notes 12 and 17). These matters may raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the

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Company will continue as a going concern. Management's plans to continue as a going concern include increasing its share capital, refinancing existing borrowings, obtaining additional borrowings, to defer payments of existing or future debts and renegotiating the covenants. On May 16, 2001, it was resolved to increase Turkcell's share capital by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) (Note 19). On May 24, 2001, Yapi ve Kredi Bankasi A.S., a shareholder and one of the largest Turkish banks, has committed to provide a cash loan facility up to $100,000 to the Company over the next twelve months. On May 28, 2001, Ericsson Telekomünikasyon A.S., the main supplier of GSM network equipment and related services, (Note 13), has agreed that, at the request of the Company, it will defer its collections from the Company resulting from the Company's purchases of GSM network equipment and related services over the next twelve months. Management expects to begin renegotiation of the covenants with the lenders within September 2001. Management does not expect the agent to accelerate repayment of the outstanding amounts under the 1998 and 1999 bank facilities, and, as of August 29, 2001, management is not aware of any lenders instructing the agent to accelerate repayment. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

    In its statutory financial statements prepared in accordance with local commercial and tax regulations, Turkcell has generated negative cash flows and losses from operating activities as of December 31, 2000 and June 30, 2001. Interest expense and exchange losses associated with financing the business have contributed to the negative cash flows and operating losses as well as tax saving accounting treatments applied by Turkcell in its statutory financial statements. In accordance with Turkish commercial legislation, Turkcell is required to maintain certain minimum levels of shareholders' equity in its statutory financial statements. As of June 30, 2001, Turkcell has failed to meet those minimum requirements. However, since Turkcell was required approval from the Capital Markets Board of Turkey (CMB) for its most recent share capital increase (note 19), CMB required that Turkcell commission an expert report to revalue Turkcell's assets as of March 31, 2001 based on their market value. In accordance with this report, Turkcell is not insolvent, and it can continue to pay its debts as they become due, subject to Turkcell's ability to generate sufficient cash flows to obtain additional financing as discussed above.

    These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F/A.

    As of June 30, 2001, the consolidated financial statements include the accounts of Turkcell and ten (December 31, 2000: six) majority owned subsidiaries. Investments in Fintur and Siber Egitim (December 31, 2000: Fintur, Siber Egitim, Bilisim, Digikids, Mapco and Platco) are included under the equity method of accounting (Note 8).

    The major principles of consolidation are as follows:

  —
  All significant intercompany balances and transactions have been eliminated in consolidation.

  —
  Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.

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(3) Comprehensive income

    The Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income (loss) applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income (loss) for the six month periods ended June 30, 2000 and 2001 were $169,522 and ($115,544), respectively.

(4) New Accounting Standards Issued

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. As of June 30, 2001, the Company did not have any freestanding and embedded derivatives. The Company adopted SFAS No. 133 effective of January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated financial position or results of operations.

    In July 2001, the FASB issued statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

    The Company is required to adopt the provisions of Statement 141 immediately. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

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    Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

    In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill [and equity-method goodwill] is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

    As of June 30, 2001, the Company has unamortized identifiable intangible assets in the amount of $906,143, all of which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to intangible assets was $71,579 and $45,144 for the year ended December 31, 2000 and the six month period ended June 30, 2001, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

    In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain

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obligations of lessees. Management has not determined the impact, if any, of the adoption of SFAS No. 143 on the Company's consolidated financial position or results of operations.

(5) Trade Receivables and Accrued Income, net:

    At December 31, 2000 and June 30, 2001, the breakdown of trade receivables and accrued income is as follows:

	December 31, 2000	June 30, 2001
		(Unaudited)
Receivables from subscribers	$339,312	$213,679
Receivable from Türk Telekom	26,083	49,962
Accounts and checks receivable	19,556	34,557

	384,951	298,198
Accrued service income	86,754	51,639
Allowance for doubtful receivables	(146,069)	(106,954)

	$325,636	$242,883

    The Company has a receivable from Türk Telekom at December 31, 2000 and June 30, 2001, which represents amounts that are due from Türk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Türk Telekom will pay Turkcell for Türk Telekom's fixed line subscribers' calls to Turkcell's GSM subscribers.

    The accrued service income represents revenues accrued for subscriber calls (air-time) which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

    Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

    Movements in the allowance for doubtful receivables were as follows:

	December 31, 2000	June 30, 2001
		(Unaudited)
Beginning balance	$62,926	$146,069
Provision for doubtful receivables	98,979	40,678
Effect of change in exchange rate	(15,836)	(79,793)

Ending balance	$146,069	$106,954

    As a result of earthquakes in the Marmara Region on August 17 and November 12, 1999, all communication companies in Turkey decided to defer the collection of their receivables from subscribers living in the Marmara Region (Sakarya, Kocaeli, Bolu and suburbs) until February 29, 2000. The Company also did not charge interest on these receivables until that date. Such receivables amounted to $1,819 as of June 30, 2001 (December 31, 2000; $4,268). The Company

F–171

provided an allowance for the full amount of such receivables and also other doubtful receivables identified based upon past experience in its consolidated financial statements.

(6) Due from Related Parties:

    As of December 31, 2000 and June 30, 2001, the balance comprised:

	December 31, 2000	June 30, 2001
		(Unaudited)
A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)	$36,069	$37,032
Fintur	18,926	30,901
Digital Platform	3,005	19,677
Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)	20,585	15,587
Azertel Telekomünikasyon Yatirim Dis Ticaret A.S (Azertel)	9,745	10,603
KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK)	—	8,786
Er-Tel Erdem Telekomünikasyon Elektronik ve Bilgi Islem Sanayi ve Ticaret A.S. (Er-Tel)	6,806	6,228
Sonera Corporation Inc	3,225	3,285
Gürtel Telekomünikasyon Yatirim ve Dis Ticaret A.S. (Gürtel)	2,187	2,196
Çukurova Investment N.V. (Çukurova Investment)	1,787	1,735
Azercell Telekom B.M. (Azercell)	1,647	1,701
Geocell Ltd. (Geocell)	1,116	1,117
Superonline	469	1,115
Mobicom Bilgi Iletisim Hizmetleri A.S. (Mobicom)	2,175	751
GSM Kazakhstan LLP OAO Kazakhtelekom (GSM Kazakhstan)	533	547
Çukurova Holding A.S (Çukurova Holding)	335	144
Moldcell S.A. (Moldcell)	1,214	153
Murat Vargi Komünikasyon Sistemleri Holding A.S (M.V. Holding)	460	—
Mapco	1,116	—
Pamukbank T.A.S (Pamukbank)	678	—
Platco	547	—
Other	1,235	811

	$113,860	142,369

    Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company (Note 21).

    Due from Fintur mainly resulted from advances given for share capital increase planned in near future.

    Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships. (Note 21).

    Due from Asli Gazetecilik mainly resulted from advances given for making space and airtime reservations for advertisements on televisions, radio stations, newspapers and magazines owned by Çukurova Group (Note 21).

F–172

    Due from Azertel mainly resulted from the payment made to the Azerbaijan Ministry of Communication for the 1997 profit guarantee of Azercell.

    Due from KVK mainly resulted from simcard and prepaid card sales to this company (Note 21).

    Due from Er-Tel mainly resulted from advances given for campaigns started by this company.

    Due from Sonera Corporation Inc., Çukurova Investment, Pamukbank, M.V. Holding and Çukurova Holding resulted from the allocation of certain expenses made on behalf of these shareholders during the public offering.

    Due from Gürtel resulted from the equipment sales made to Geocell.

    Due from Azercell resulted from roaming receivables and consultancy services given to this company.

    Due from Geocell mainly resulted from roaming receivables and consultancy services given to this company.

    Due from Superonline mainly resulted from receivables from call center revenues (Note 21).

    Due from Mobicom mainly resulted from rents of shared network sites.

    Due from GSM Kazakhstan mainly resulted from roaming receivables and consultancy services given to this company.

    Due from Moldcell mainly resulted from roaming receivables from this company.

    Due from Mapco and Platco mainly resulted from the consultancy expenses made on behalf of these companies.

(7) Other Current Assets:

    At December 31, 2000 and June 30, 2001, the balance comprised:

	December 31, 2000	June 30, 2001
		(Unaudited)
Deferred financing costs	$24,701	17,719
Prepaid frequency usage fee	—	14,863
Advances to suppliers	4,413	6,954
Prepaid taxes	6,722	3,481
Other	8,640	7,062

	$44,476	50,079

F–173

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

As of December 31, 2000 and June 30, 2001 (Unaudited),
and for the Three Month and Six Month Periods Ended June 30, 2000 and 2001 (Unaudited)

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(8) Investments:

    At December 31, 2000 and June 30, 2001, investments in associated companies were as follows:

	December 31, 2000	June 30, 2001
		(Unaudited)
Fintur	$58,679	62,452
Siber Egitim	154	77
Mapco	785	—
Platco	450	—

	$60,068	62,529

    At June 30, 2001, the Company's ownership interest in Fintur and Siber Egitim were 25% and 50%, respectively. Investments in Fintur and Siber Egitim were accounted for under the equity method of accounting.

    At the Board of Directors meeting held on October 11, 2000, it was resolved that the Company contributes Euro 38.4 million to the share capital increase of Fintur. The contribution of the Company has been paid and the issue of new shares has been completed on March 27, 2001. As of June 30, 2001, the Company has paid $30,901 to Fintur as advances for future share capital increase (Note 6).

    At the Board of Directors meeting held on December 13, 2000, it was resolved that the Company acquires 500,000 shares of Mapco and 500,000 shares of Platco owned by Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline, a subsidiary of Fintur), with a par value of one million TL each for T 500 billion each. After the acquisition, the ownership interest of the Company in Mapco and Platco increased to 70%.

    At the Board of Directors meeting of Turktell held on January 19, 2001, it was resolved that Turktell acquires a total of 599,998 shares of Bilisim (299,999 and 299,999 shares owned by Superonline and Digital Platform Iletisim Hizmetleri A.S.,(Digital Platform, a subsidiary of Fintur), respectively a total of 104,998 shares of Digikids (44,999 and 59,999 shares owned by Superonline and Digital Platform, respectively), a total of 24,998 shares of Hayat (12,499 and 12,499 shares owned by Superonline and Digital Platform, respectively) and a total of 99,998 shares of Siber Egitim (49,999 and 49,999 shares owned by Superonline and Digital Platform, respectively) with a par value of one million TL each in exchange for the nominal share capital paid by Superonline and Digital Platform (TL 104,998 million for Digikids, TL 3,125 million for Hayat paid by Superonline only and TL 25,000 million for Siber Egitim). Turktell will also pay the share capital commitment of the acquired shares. In addition, at the Board of Directors of Turktell held on May 3, 2001, it was resolved that Turktell acquires 899,999 shares of Bilisim owned by Bilgi Iletisim Yayinciligi Egitim Hizmetleri Iç ve Dis Ticaret A.S. (Bilgi Iletisim) with a par value of one million TL each for free but Turktell will pay the share capital commitment of acquired shares. After these acquisitions, the ownership interest of the Company in Bilisim, Digikids, Hayat and Siber Egitim increased to 100%, 60%, 75% and 50%, respectively.

F–174

    Aggregate summarized financial information of Fintur, Mapco, Platco, Bilisim, Digikids and Siber Egitim as of December 31, 2000, and of Azercell, Geocell, GSM Kazakhstan and Digital Hizmetler Pazarlama A.S. for the five month period ended May 31, 2000 and of Fintur for the one month period ended June 30, 2000 and of Fintur and Siber Egitim as of and for the six month period ended June 30, 2001 are as follows:

	December 31, 2000	June 30, 2001
		(Unaudited)
Current assets	$162,915	200,676
Noncurrent assets	738,193	769,298

	901,108	969,974

Current liabilities	482,704	498,914
Noncurrent liabilities	183,479	221,131
Shareholders' equity	234,925	249,929

	$901,108	969,974

	5 months Ended May 31, 2000	1 month Ended June 30, 2000	6 months Ended June 30, 2000
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	36,601	12,889	139,640
Direct cost of revenues	(20,127)	(9,551)	(177,494)
Income (loss) before taxes	2,421	(17,324)	(117,263)
Net income (loss)	806	(17,447)	(121,188)

F–175

(9) Fixed Assets, net:

    As of December 31, 2000 and June 30, 2001, the analysis of fixed assets is as follows:

	Useful Lives	December 31, 2000	June 30, 2001
			(Unaudited)
Operational fixed assets:
Base terminal stations	8 years	$801,252	866,264
Mobile switching center/Base station controller	8 years	785,571	809,204
Mini links	8 years	177,522	189,513
Supplementary system	8 years	31,066	34,511
Call center equipment	5 years	6,257	7,210
GSM services equipment	8 years	46,008	57,007

		1,847,676	1,963,709
Accumulated depreciation		(360,253)	(479,704)

Operational fixed assets, net		1,487,423	1,484,005
Non-operational fixed assets:
Land		531	531
Buildings	25 years	161,667	168,910
Furniture, fixture and equipment	4–5 years	120,084	130,547
Motor vehicles	4–5 years	8,354	7,005
Leasehold improvements	5 years	47,964	51,448

		338,600	358,441
Accumulated depreciation		(63,855)	(90,033)

Non-operational fixed assets, net		274,745	268,408

		$1,762,168	1,752,413

    Total amount of interest capitalized on fixed assets during the three month periods ended June 30, 2000 and 2001 and during the six month periods ended June 30, 2000 and 2001 amounted to $1,685, $571, $3,399 and $690, respectively. Such capitalized interest is depreciated over the useful lives of the related fixed assets.

    At December 31, 2000 and June 30, 2001, total fixed assets acquired under finance leases amounted to $62,580 and $66,988, respectively. Depreciation of these assets amounted to $768, $890, $1,494 and $1,769 for the three month periods ended June 30, 2000 and 2001 and for the six month periods ended June 30, 2000 and 2001, respectively, and is included with depreciation expense.

F–176

(10) Construction in Progress:

    At December 31, 2000 and June 30, 2001, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

	December 31, 2000	June 30, 2001
		(Unaudited)
Turkcell-Phase 8	$202,093	148,473
Turkcell-Phase 9	—	23,710
Turkcell-SDH Project	13,812	15,222
Turkcell-other projects	11,080	10,766
Non-operational items	5,800	1,477
Kibris Telekom-GSM network	514	959

	$233,299	200,607

(11) Intangibles, net:

    As of December 31, 2000 and June 30, 2001, intangibles consisted of the following:

	Useful lives	December 31, 2000	June 30, 2001
			(Unaudited)
Turkcell-License (Note 1)	25 years	$500,000	500,000
Computer software	8 years	525,856	582,925
Transmission lines	10 years	12,134	13,358

		1,037,990	1,096,283
Accumulated amortization		(144,995)	(190,140)

		$892,995	906,143

    The increase in computer software is principally due to expansion of the GSM network. Amortization of computer software amounted to $13,104, $17,571, $21,359 and $34,211 for the three month periods ended June 30, 2000 and 2001 and for the six month periods ended June 30, 2000 and 2001, respectively.

(12) Short Term Borrowings:

    At December 31, 2000 and June 30, 2001, short-term borrowings comprised the following:

	December 31, 2000	June 30, 2001
		(Unaudited)
Current portion of long term borrowings (Note 17)	$437,490	712,344
Other short term bank loans and overdrafts	591	836

	$438,081	713,180

F–177

(13) Trade Payables:

    As of December 31, 2000 and June 30, 2001, the balance represented an amount due to Ericsson Telekomünikasyon A.S. of $132,885 and $217,206, respectively, resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $76,005 and $27,148, respectively, arising in the ordinary course of business.

    Turkcell is party to a series of supply agreements with Ericsson Telekomünikasyon A.S. (Ericsson Turkey) (collectively the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software License for GSM software. Under the Supply Agreements, Ericsson Radio Systems AB (Ericsson Sweden) guarantees all of Ericsson Turkey's obligations to Turkcell.

    Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than six months prior to the expiration of the then current term, but not beyond December 31, 2005. As of December 31, 2000, the agreement was automatically extended through December 31, 2001.

(14) Due to Related Parties:

    As of December 31, 2000 and June 30, 2001, due to related parties comprised:

	December 31, 2000	June 30, 2001
		(Unaudited)
Genel Yasam Sigorta A.S.	$—	2,027
Yapi Kredi Sigorta A.S. (Yapi Kredi Sigorta)	—	540
Hobim Bilgi Islem Hizmetleri A.S. (Hobim)	415	222
Türkiye Genel Sigorta A.S. (Genel Sigorta)	—	146
KVK	1,076	—
Other	1,320	531

	$2,811	3,466

    Due to Genel Yasam Sigorta, Genel Sigorta and Yapi Kredi Sigorta resulted from health and life insurance premiums of the Company's personnel (Note 21).

    Due to Hobim resulted from the invoice printing services rendered by this company (Note 21).

    Due to KVK resulted from simcard subsidies and activation fees (Note 21).

F–178

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

As of December 31, 2000 and June 30, 2001 (Unaudited),
and for the Three Month and Six Month Periods Ended June 30, 2000 and 2001 (Unaudited)

(Amounts in thousands of US Dollars unless otherwise stated except share amounts)

(15) Other Current Liabilities and Accrued Expenses:

    At December 31, 2000 and June 30, 2001, the balance comprised:

	December 31, 2000	June 30, 2001
		(Unaudited)
License fee accrual — The Treasury	$60,330	52,955
Taxes and withholdings	75,769	56,339
Accrued interest on borrowings	54,505	47,306
Deferred income	26,267	38,848
Lease obligations — short term portion (Note 18)	10,612	9,854
Interconnection accrual — Türk Telekom	24,781	7,806
Selling and marketing expense accruals	11,454	7,678
Roaming expense accrual	2,052	2,322
Accrued interest on lease obligations	1,241	1,248
Other expense accruals	4,183	12,026

	$271,194	236,382

    In accordance with the License Agreement (Note 1), Turkcell pays the Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $60,330 at December 31, 2000 represents the licence fee accrual for the months of November and December 2000. The balance of $52,955 at June 30, 2001 consists of licence fee accrual amounting to $25,318 for the months of May and June 2001 and licence fee accrual on interconnection revenues amounting to $27,637 for the months of March, April, May and June 2001.

    Interconnection accrual at December 31, 2000 represents payable under Interconnection Agreement and additional amounts accrued which resulted from modification of the calculation method by Türk Telekom (Note 22). Interconnection accrual at June 30, 2001 represents payable under Interconnection Agreement.

(16) Taxes on Income:

    The income tax benefit (charge) is attributable to income/loss from continuing operations and consists of:

	3 Months Ended June 30,		6 Months Ended June 30,
	2000	2001	2000	2001
	(Unaudited)
Current tax charge	$9	—	—	—
Deferred tax benefit (charge)	(29,183)	—	(32,746)	8,783

Income tax benefit (charge)	$(29,174)	—	(32,746)	8,783

F–179

    The amounts computed by applying the statutory income tax rate of 33 percent of Turkey where the Company has its operations differed from pre-tax income from continuing operations as a result of the following:

	3 Months Ended June 30,		6 Months Ended June 30,
	2000	2001	2000	2001
	(Unaudited)
Computed "expected" tax benefit (expense)	$(39,898)	13,459	(65,871)	46,123
Non taxable translation Gain	8,901	55,422	38,648	234,904
Investment tax credit	90,302	79,616	173,943	87,622
Change in valuation allowance	(87,781)	(157,461)	(175,045)	(411,936)
Other	(698)	8,964	(4,421)	52,070

Income tax benefit (expense)	$(29,174)	—	(32,746)	8,783

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and June 30, 2001 are presented below:

	December 31, 2000	June 30, 2001
		(Unaudited)
Deferred tax assets:
Accrued expenses	$8,000	11,271
Accounts and other receivables (principally due to allowance for doubtful accounts) and other	19,233	4,556
Net operating loss carryforwards	42,370	270,121
Tax credit carryforwards	349,653	275,380

Gross deferred tax assets	419,256	561,328
Less: Valuation allowances	(339,422)	(525,439)

Net deferred tax assets	79,834	35,889
Deferred tax liabilities:
Fixed assets and intangibles, principally due to financial leases, differences in depreciation and amortization, and capitalization of interest and foreign exchange loss for tax purposes	(78,751)	(25,760)
Other	(25,677)	(10,129)

Total deferred tax liabilities	(104,428)	(35,889)

Net deferred tax liabilities (assets)	$(24,594)	—

F–180

    At June 30, 2001, net operating loss carry forwards are as follows:

Year	Amount	Expiration Date
1997	$7,927	2002
1999	4,297	2004
2000	48,086	2005
2001	757,628	2006

    Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

    In 1993, 1997 and 2000, the Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $2,086,208 in qualifying expenditures, as defined in the certificates. As of June 30, 2001, the Company had incurred cumulative qualifying expenditures of approximately $2,086,208 (December 31, 2000: $2,648,886), resulting in tax credit carry forwards under the certificates of approximately $275,380 (December 31, 2000: $349,653), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,052,508 of qualifying expenditures through June 30, 2001 (December 31, 2000: $2,633,287) under such certificates is indexed against future inflation for a period of three years.

    The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighbouring countries, and other factors, the available objective evidence creates sufficient uncertainty regarding the realizability of its net operating loss carry forwards and tax credit carry forwards which are not expected to be utilised in the year 2001. Accordingly, a valuation allowance of approximately $525,439 is recorded as of June 30, 2001 (December 31, 2000: $339,422) for such amounts. The valuation allowance at December 31, 2000 and June 30, 2001 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $35,889 as of June 30, 2001 (December 31, 2000: $79,834) will be realised through reversal of taxable temporary differences. Changes in valuation allowances

F–181

mainly result from changes in management's projections on recoverability of certain deferred tax assets.

    As a result of the Fintur business combination (Note 8), the Company has recorded a gain on sale of affiliates in its local statutory books of TL 31.2 trillion (approximately $46,427 using the December 31, 2000 exchange rate), which is taken into account in the current tax calculation for the year ended December 31, 2000. For statutory purposes, the Company elected to treat the gain on sale of affiliates as a transfer to share capital as opposed to recognizing the gain. Under such circumstances, TL 23.8 trillion of the gain would be subject to a 16.5% withholding tax, and the remaining TL 7.4 trillion gain would be subject to 33% corporation tax. At the Board of Directors Meeting held on October 11, 2000, it was resolved that TL 23.8 trillion of the gain has been transferred to share capital.

(17) Long Term Borrowings:

    At December 31, 2000 and June 30, 2001, long-term borrowings comprised:

	December 31, 2000	June 30, 2001
		(Unaudited)
1999 Bank Facility	$488,889	427,778
Loan under the 1999 Issuer Credit Agreement	400,000	400,000
Loan under the 1998 Issuer Credit Agreement	300,000	300,000
Akbank T.A.S (Akbank)	250,000	250,000
1998 Bank Facility	270,000	140,000
Garanti Bankasi A.S — Malta (Garanti)	150,000	150,000
Türkiye Vakiflar Bankasi T.A.O (Vakifbank)	100,000	100,000
Nordbanken — Stockholm (Nordbanken)	34,198	29,477
London Forfaiting Company	25,900	12,000
BB Aval GmbH (BB Aval)	10,175	5,088
AB Svensk Exportcredit (AB Svensk)	4,504	3,378
Yapi Kredi Bankasi-Bahrain (Yapi Kredi)	4,500	3,500

	2,038,166	1,821,221
Less: Current portion of long term borrowings	(437,490)	(712,344)

	$1,600,676	1,108,877

    The Company has short and long term credit lines with local and foreign banks. At December 31, 2000 and June 30, 2001, unused credit lines do not exist.

    The interest rate of the Garanti loan is libor + 5.30% per annum as of December 31, 2000 and has been amended as fixed 17% per annum on March 22, 2001.

    The interest rate of the Vakifbank loan is 11.95% per annum as of December 31, 2000 has been amended as 16% per annum on April 5, 2001.

    Based on the Company's consolidated financial statements as of and for the six month period ended June 30, 2001, the Company is in breach of one of the covenants contained in the 1998 and

F–182

1999 bank facilities. In anticipation of the expected breach of such covenant, the Company recently renegotiated the maximum leverage ratio (debt to annualized EBITDA, as defined in 1998 and 1999 bank facilities) from 3.0 to 3.5 from December 31, 2000 to March 31, 2001 and from 3.5 to 4.0 from March 31, 2001 to September 30, 2002, and the Company recently renegotiated the minimum interest coverage ratio (EBITDA to total interest, as defined in the 1998 and 1999 bank facilities) from 3.0 to 2.5 from December 31, 2000 onwards. The renegotiated covenants were agreed with retroactive effect by the lenders of the Company's bank facilities. The Company was not in breach of its covenants at December 31, 2000. At the end of the second quarter of 2001, the Company's leverage ratio was 4.8 and its interest cover ratio was 3.6. Further, management expects that the leverage ratio will remain above 4.0 at the end of the third quarter of 2001. The breach of the leverage ratio covenant is an event of default and in accordance with US GAAP the Company has reclassified $305,556 of its long term debt as short term debt payable in the current period as of June 30, 2001. The agent for the lenders in the 1998 and 1999 bank facilities may, and upon instruction of lenders holding more than 66 2/3% of the outstanding debt must, demand immediate repayment of the outstanding amounts under the 1998 and 1999 bank facilities, which would also trigger the cross-default. If the agent were to do this, such a demand would trigger a cross-default to, and acceleration upon notice of, substantially all of the Company's borrowings. Absent waivers obtained from the relevant lenders, such a demand would result in the acceleration of approximately $567,778 aggregate principal amount of the Company's outstanding indebtedness under the bank facilities, which is classified in the Company's consolidated financial statements as of June 30, 2001 under the current portion of the Company's long term indebtedness. This amount includes approximately $262,222 payable under the Company's 1998 and 1999 bank facilities that is due in the next twelve months in accordance with the Company's repayment schedules, as well as an additional approximately $305,556 that may be due because of the default. An additional $1,132,856, which is the total current and long term portion of long term debt that may be due as a result of cross-defaults to such long term debt being triggered, may be due if the lenders under the Company's 1998 and 1999 bank facilities accelerate payments due under such facilities because of its covenant breach. Any acceleration of the Company's indebtedness would have a material adverse effect on its business, financial condition and results of operation. Management expects to begin renegotiating the covenants with the lenders within September 2001. In addition, management does not expect the agent to accelerate repayment of the outstanding amounts under the 1998 and 1999 bank facilities, which would also trigger the cross-default. As of August 29, 2001, management is not aware of any lenders instructing the agent to accelerate repayment.

    Generally, long-term borrowings are collateralized by bank letters of guarantee and sureties of the Company's shareholders.

F–183

(18) Long Term Lease Obligations:

    Future minimum finance lease payments as of June 30, 2001 are:

Years
2001		8,504
2002		14,667
2003		12,949
2004		12,318
2005 and thereafter		9,617

Total minimum lease payments		58,055
Less:	Amount representing interest	(17,626)
Less:	Current instalments of obligations under finance leases (Note 15)	(9,854)

		30,575

(19) Common Stock:

    At June 30, 2001, common stock represented 263,766,255,000 (December 31, 2000: 240,000,000,000) authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each.

    The following table sets forth the computation of basic and diluted earnings per share:

	June 30
	2000	2001
	(Unaudited)
Numerator:
Net income	166,862	(115,174)
Denominator:
Weighted average shares	87,250,000,000	251,883,127,500
Rights issue shares	146,136,099,934	—
Basic and diluted weighted average shares	233,386,099,934	251,883,127,500
Basic and diluted net income (loss) per share	0.00071	(0.00046)

    At the Board of Directors Meeting held on May 16, 2001, it was resolved to increase Turkcell's share capital by TL 236.2 trillion (equivalent to $209,860 at May 16, 2001) in cash. In accordance with the resolution, the existing shareholders were entitled to utilize their pre-emptive rights, the rights to acquire additional shares resulting from the share capital increase proportionate with their existing shareholdings, at nominal value. During the subscription period, the take-up rate for the rights issue was approximately 99.97% and the remaining shares after the utilization of pre-emptive rights, 78,276,956 ordinary shares, were sold to the public at Istanbul Stock Exchange on August 9, 2001. Total proceeds of the rights issue amounted to TL 236.5 trillion (equivalent to $172,903 at August 9, 2001).

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(20) Revenues:

    For the six month periods ended June 30, 2000 and 2001, revenues consisted of the following:

	6 Months Ended June 30,
	2000	2001
	(Unaudited)
Communication fees	$885,915	872,319
Monthly fixed fees	111,175	59,881
Simcard sales	9,425	9,519
Call center revenues (Note 21)	1,682	3,938
Subscription fees	67	—
Other	1,637	271

	$1,009,901	945,928

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(21) Related Party Transactions:

    For the six month periods ended June 30, 2000 and 2001, significant transactions with the related parties were as follows:

	6 Months Ended June 30
	2000	2001
	(Unaudited)
Sales to A-Tel
Simcard and prepaid card sales	—	90,417
Sales to KVK
Simcard and prepaid card sales	8,013	17,715
Charges from A-Tel
Dealer activation fees and simcard subsidies	—	9,710
Charges from Asli Gazetecilik
Advertisement services	—	6,448
Charges from KVK
Dealer activation fees and simcard subsidies	22,245	5,044
Charges from Genel Yasam Sigorta
Insurance expenses	498	3,346
Sales to Digital Platform
Call center revenues	—	2,292
Charges from Digital Platform
Advertisement services	—	1,896
Charges from Hobim
Invoicing service	2,236	1,704
Sales to Superonline
Call center revenues	1,345	1,181
Charges from Genel Sigorta
Insurance expenses	1,262	1,004

    Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

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    The significant agreements are as follows:

Yapi Kredi Finansal Kiralama A.S.:

    Turkcell has entered into a finance lease with Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing), an affiliate of Yapi ve Kredi Bankasi A.S., a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building and Turkcell's outstanding lease obligation at June 30, 2001 were $14,129 and $2,808 (December 31, 2000: $14,129 and $4,316), respectively. Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

    In addition, Turkcell has entered into a lease with Yapi Kredi Leasing for a building in Ankara for its regional office. The purchase price of the building was $16,400, and Turkcell's outstanding lease obligation at June 30, 2001 was $12,829 (December 31, 2000: $13,677). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

Pamuklease Pamuk Finansal Kiralama A.S.:

    Turkcell has entered into five leases with Pamuklease Pamuk Finansal Kiralama A.S. (formerly Interlease Inter Finansal Kiralama A.S.), a Çukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings and Turkcell's outstanding lease obligation at June 30, 2001 were $32,672 and $24,923 (December 31, 2000: $32,672 and $27,051), respectively. Turkcell may purchase the buildings at the end of the lease period for a nominal purchase price.

A-Tel:

    A-Tel is a 50-50 joint venture of KVK and of a third party media company (Sabah). A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. Turkcell entered into campaigns with A-Tel, where Sabah publishes coupons for readers in its newspaper, and those readers who collect a certain number of coupons are entitled to free phones with Muhabbet Kart. A-Tel activates these prepaid cards and receives simcard subsidies from Turkcell.

Digital Platform:

    Turkcell has made a protocol with Digital Platform for sponsorship of its pay-per-view channels. Digital Platform's pay-per-view system has been launched in September 2000. Turkcell is the sponsor for some films broadcasted in the pay-per-view channels.

    Turkcell has entered into an advertising agreement with Digital Platform for the airtime during the Turkish Premier Football League broadcasts for the second half of 2000–2001 season and for the first half of 2001–2002 season for a total fee of $5,000.

    The Company provides call center services to Digital Platform for its subscribers.

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Asli Gazetecilik:

    Asli Gazetecilik is a company of the Çukurova Group which has its newspapers called Aksam and Günes and its various magazines. Çukurova Group has also its TV (Show TV) and radio (Show FM, Alem FM, etc) stations. Asli Gazetecilik places the advertisements of Turkcell in these newspapers and magazines and on the TV and radio stations.

Sonera Corporation Inc:

    Turkcell has entered into a technical assistance agreement with Sonera Corporation Inc., a former shareholder of the Company and an affiliate of Sonera Holding BV, a current shareholder of the Company. Sonera Corporation Inc. has supplied Turkcell with technical assistance in questions relating to the system: (i) the network project and (ii) the operation and maintenance assistance project. Under the network project, Sonera Corporation Inc. supplies Turkcell with technical assistance relating to planning and construction services, site management and organization and supervision of the construction and installation work of the equipment supplier. Under the operation and maintenance assistance project, Sonera Corporation Inc. provides technical assistance on the planning, building up, facilitating, training and tutoring of business and technical departments. The technical assistance agreement between Turkcell and Sonera Corporation Inc. has been renewed on July 20, 2001.

KVK:

    One of the principal importers of handsets and vendors of SIM cards to Turkcell's subscribers is KVK, a Turkish company controlled by three individuals who are affiliated with the Company's shareholders.

    The Company has entered into several agreements with KVK in the form of advertisement support protocols each lasting for periods of one to two months pursuant to which KVK must place Turkcell advertisements in newspapers.

Hobim:

    In relation to the License Agreement, Turkcell has entered into an invoice printing agreement with Hobim, an affiliate of Çukurova Holding A.S., a shareholder of the Company, pursuant to which Hobim provides Turkcell with monthly invoice printing services for Turkcell's subscribers. The service includes the printing of all invoices, the provision of envelopes and the mailing of the invoices to the subscribers. In addition, Hobim must enclose, in the billing invoice mailing envelopes, any supplemental information, advertisements, promotions or brochures requested by Turkcell. The initial term of the agreement is one year from the date of execution by the parties and the agreement will be extended if either party fails to give three-months prior notice to the other party of termination.

Azercell:

    Turkcell has entered into a technical assistance and management support agreement with Azercell. In accordance with the agreement, Turkcell supplies Azercell (i) technical assistance in planning, implementation, operation and management of the GSM system and upgrading the

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system software, and (ii) management support in billing and information technology, marketing, finance, collection and reporting.

Superonline:

    Turkcell and Superonline have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

(22) Commitments and Contingencies:

  Legal Proceedings

    The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Treasury Share

    Article 5 of the License Agreement defines the gross revenues as the total of subscription fees, monthly fixed fees and communication fees including all taxes, duties, fees and funds thereon, and Article 8 defines the monthly payment to the Treasury to be computed as 15% of the monthly gross revenues (Treasury Share). Turkcell management and its legal counsel interpreted the taxes, duties, fees and funds, being those except value added tax (VAT), education fund and frequency usage and transmission fee, which are all billed to and collected from subscribers via monthly invoices and then paid to related government authorities. Since Turkcell acted as an intermediary of related government authorities to collect these duties, funds, fees and taxes and since there is no comparable example in other license agreements signed in Turkey, Turkcell management and its legal counsel did not interpret the description of gross revenue as including such funds, fees and taxes and accordingly did not pay 15% of such collections from subscribers to the Treasury starting from the date of the License Agreement.

    On November 8, 1999, the Ministry notified Turkcell and Telsim, the other GSM network operator in Turkey, that the Supreme Court (the Danistay) had decided by the majority of the votes of its members that the interpretation of the Ministry was correct, and that from November 1999 onwards the license fee should have been calculated according to the Treasury's method.

    On November 18, 1999, the Treasury notified Turkcell, by referral to the decision of the Danistay and the letter of the Ministry, that the license fees should retroactively be recalculated from the date of the License Agreement, April 27, 1998, and paid to the Treasury applying the statutory interest rate on the unpaid balance over the period these should have been paid.

    The cumulative amount of VAT, education fund, and frequency usage and transmission fees from April 27, 1998 until December 31, 1999 was $264,126 and 15% of this amount, being $7,482 for the year ended December 31, 1998 and $32,137 for the year ended December 31, 1999, represented the unpaid Treasury Share. The legal interest rate as applied on the unpaid balance

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resulted in $12,536 interest for the year ended December 31, 1998 and $15,424 for the year ended December 31, 1999. On November 30, 1999, Turkcell initiated an administrative suit at the Danistay against the Ministry and the Treasury. On December 29, 1999 Turkcell also obtained an injunction to prevent the Treasury from collecting the license fee with respect to the disputed amounts. The Ministry and the Treasury have appealed the granting of the injunction. On February 16, 2000, the Danistay lifted the injunction with respect to the license fees on account of VAT but upheld the injunction with respect to the education fund and frequency usage and transmission fees. The Danistay's decision to uphold the injunction with respect to the education fund and frequency usage and transmission fees and to lift the injunction with respect to the licence fees on account of VAT was subsequently reaffirmed on April 21, 2000. Consequently, on March 24, 2000, Turkcell paid $57,163, out of which $51,900 relates to year 1999 and before, as Treasury Share on VAT and its accrued late payment interest. Accordingly, as of December 31, 1999, the Company accrued for $30,844 Treasury Share on VAT and $21,056 interest on this account and charged to statement of income for the year then ended. Turkcell has continued to pursue its claim to recover the $57,163 payment and filed a challenge against the Danistay's decision to lift the injunction concerning VAT on March 27, 2000, which was rejected on April 21, 2000.

    The Treasury Share on education fund, frequency usage and transmission fees as of December 31, 2000 and June 30, 2001 are $24,157 and $20,268, respectively. Had the Danistay ruled in favour of the Treasury then the cumulative statutory interest, as applied from April 27, 1998, as of December 31, 2000 and June 30, 2001 would result in $16,801 and $16,649, respectively. Consequently, unpaid Treasury Share amounts with respect to the education fund, frequency usage and transmission fees, including interest amounted to $40,958 and $36,917 as of December 31, 2000 and June 30, 2001, respectively. Turkcell has not recorded any accrual for these amounts, since the management and its legal counsel are of the opinion that the Ministry and the Treasury will not pursue their claims for these amounts any further and if they did the Company and its legal counsel believe it will prevail with respect to payment of the Treasury Share on education fund, frequency usage and transmission fees.

Dispute on VAT on License Fee:

    On May 4, 2000, Turkcell received a notice from the Istanbul Bogaziçi Tax Office of the Ministry of Finance asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claimed that Turkcell should have paid VAT on the $500,000 upfront license fee that was paid to the Treasury in April 1998. Accordingly, the Tax Office ruled that as of February 29, 2000, Turkcell should pay TL 18.6 trillion (equivalent to $27,735 as of December 31, 2000) VAT on the upfront license fee, and the failure in payment of the VAT on time would result in TL 48.1 trillion (equivalent to $71,557 as of December 31, 2000) interest, and TL 37.3 trillion (equivalent to $55,470 as of December 31, 2000) penalty. The Tax Office's position is premised on its belief that the License is not transferred or sold to the Company but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish tax law, VAT should be paid on the upfront license fee and that the Company should pay the VAT because the lessor, the Ministry, is not a registered tax-payer.

    The Tax Office also instituted a sequestration process to secure its claim in the total amount of TL 104.0 trillion (equivalent to $154,762 and $82,987 as of December 31, 2000 and June 30, 2001, respectively,). Accordingly, Turkcell has replied to the Tax Office on May 17, 2000 and declared the

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fixed assets in the total amount of TL 104.0 trillion to be pledged. These fixed assets have been pledged by the Tax Office as security of this potential liability.

    Turkcell filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office of the Ministry of Finance. On July 9, 2001, the Company was notified that the Danistay has made a final determination that the Company must pay the VAT on the $500,000 upfront license fee. The Company has paid the entire disputed VAT amount of TL 18.6 trillion (equivalent to $14,900 as of June 30, 2001) on March 16, 2001. The total amount the Company paid was offset by a VAT recoverable in the same amount and did not result in cash outflow from the Company for the VAT payment.

    The Company is still awaiting the final determination with respect to the penalty fee and the interest charge. While continuing its court challenge relating to the interest charge and penalty fee, Turkcell has established a payment schedule to pay such amounts. In accordance with the payment schedule, Turkcell is required to pay the outstanding interest charge amounting to TL 60.7 trillion (equivalent to $90,417 and $48,481 as of December 31, 2000 and June 30, 2001, respectively) and the penalty fee amounting to TL 9.3 trillion (equivalent to $13,867 and $7,436 as of December 31, 2000 and June 30, 2001, respectively). Accordingly, on March 16, 2001, Turkcell paid TL 2.8 trillion (equivalent to $2,231 as of June 30, 2001) late payment interest. The remaining TL 67.3 trillion (equivalent to $53,686 as of June 30, 2001) was to be payable in fifteen monthly instalments starting from March 30, 2001.

    On March 21, 2001, pledge on the fixed assets has been removed and the Company has given a bank guarantee letter to the Tax Office amounting to TL 68.0 trillion (equivalent to $54,280 as of June 30, 2001).

    On April 12, 2001, the Istanbul Fifth Tax Court rejected the Tax Office's claim that the late payment interest on the unpaid VAT should be calculated starting from April 27, 1998. The Court ruled that the late payment interest should be calculated for a shorter period starting from April 27, 1998 through December 31, 1998. In accordance with this decision, such interest is calculated as TL 11.1 trillion (equivalent to $16,558 and $8,879 as of December 31, 2000 and June 30, 2001, respectively). The Tax Office has appealed this decision.

    Pursuant to the Istanbul Fifth Tax Court's ruling, on May 31, 2001, Turkcell replaced its previous bank guarantee letter of TL 68.0 trillion with a new bank guarantee letter amounting to TL 15.0 trillion (equivalent to $22,329 and $11,973 as of December 31, 2000 and June 30, 2001, respectively) as a result of the reduction in the outstanding interest charge. In addition, the Company's payment schedule has been amended and Turkcell now pays TL 0.7 trillion per month relating to the interest charge (equivalent to $592 as of June 30, 2001). Payments already made will be set-off against future payments.

    On July 9, 2001, the Danistay remitted the issue regarding the legality of the penalty fee to the Tax Court which had previously reduced the penalty fee to TL 9.3 trillion ($7,436 as of June 30, 2001).

    Out of a total interest charge of TL 11.3 trillion (equivalent to $9,021 as of June 30, 2001), which includes additional accrued interest of TL 0.2 trillion (equivalent to $142 as of June 30, 2001), the Company has paid TL 4.5 trillion (equivalent to $3,579 as of June 30, 2001) pursuant to the

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payment plan an accrual was made for the unpaid portion of TL 6.8 trillion (equivalent to $5,442 as of June 30, 2001) in the consolidated financial statements as of and for the six month period ended June 30, 2001. The Company neither recorded nor agreed to a payment schedule for the penalty fee because management and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. If the cases are resolved in favour of the Tax Office, the Company will be liable to the Tax Office for the additional interest charges of TL 46.0 trillion (equivalent to $36,630 million as of June 30,2001) and the penalty fee up to TL 37.3 trillion (equivalent to $29,774 as of June, 2001).

    In addition, the Company did not pay any VAT on the ongoing license fees paid to the Treasury (15% of the monthly gross revenues — Treasury Share) since this was also not stated in the License Agreement at the time the License was acquired. There can be no assurance that the Tax Office will not claim that Turkcell should have paid VAT on the Treasury Share. Cumulative Treasury Share paid since April 28, 1998 (including the additionally paid Treasury Share on VAT, as described above) is TL 352.7 trillion (equivalent to $525,106 as of December 31, 2000) and TL 453.7 trillion (equivalent to $362,166 as of June 30, 2001) as of December 31, 2000 and June 30, 2001, respectively. The VAT rate was 15% for all years until December 1999 and increased to 17% and has been recently increased to 18%. In the event that the Tax Office were to require payments for VAT, interest and penalty charges would also be computed on such balance The Company and its legal counsel believe that if such claims are asserted, the Company will prevail. Therefore, Turkcell has not recorded any accrual for the unpaid interests and penalties on VAT on the Treasury Share.

Dispute on Monthly Fixed Fees:

    As of June 30, 2001, Turkcell was involved in 7,505 (December 31, 2000: 7,249) legal proceedings with individual subscribers demanding that Turkcell stops charging monthly fixed fees and reimburse such fees already paid by them. As of June 30, 2001, 2,307 (December 31, 2000: 1,510) of such cases by subscribers were either rejected by the local courts or transferred to the Consumer Court for final decision, 4,020 (December 31, 2000: 3,063) of them were decided on in favour of Turkcell, 10 (December 31, 2000: 8) of them were decided against Turkcell and 1,168 (December 31, 2000: 2,668) appeals were pending. The monthly fixed payment is expressly contemplated under the License Agreement. In addition, the Company's subscription agreements with its postpaid customers as approved by the Ministry of Transportation allow the Company to charge monthly fixed fees and the postpaid customers agree to pay the fees in the subscription agreements they sign with the Company.

    Further, the License Agreement requires the Company to include the monthly fixed payment in computing the amount of fees payable to the Treasury under the License. The Telecommunications Law also allows for the charging of fixed fees. Accordingly, the Company believes that it is correctly charging and collecting this monthly fixed fee.

Dispute on Türk Telekom Interconnection Fee:

    On February 14, 2000, Türk Telekom notified Turkcell that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Türk Telekom believed that it should be permitted to deduct from its revenues, used to determine the interconnection fee, the

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15% "fund" payment that it pays to the Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution (TRT), which is a payment that Türk Telekom was required to make during 2000 only. Based on this position, Türk Telekom withheld TL 6.6 trillion (equivalent to $11,367 as of the payment dates) from the amount it paid to Turkcell for interconnection for the first two months of 2000. Turkcell believes that Türk Telekom's position is contrary to the terms of the Türk Telekom interconnection agreement. Turkcell commenced a lawsuit against the proposed change of Türk Telekom and obtained an injunction from the Commercial Court on April 25, 2000 preventing Türk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards. On May 4, 2000, Turkcell commenced a lawsuit against Türk Telekom to recover the $11,367 they have retained with respect to the first two months of 2000. On October 5, 2000, the Court ruled against Turkcell in its lawsuit to recover the $11,367 and lifted the injunction the Company obtained on April 25, 2000. Turkcell has filed an appeal against the Court's decision of October 5, 2000. On October 16, 2000, Türk Telekom notified the Company that it was requesting payment for TL 37.5 trillion (equivalent to $55,819 and $29,934 as of December 31, 2000 and June 30, 2001, respectively) representing the amount Türk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. Turkcell agreed to pay this amount in instalments and paid Türk Telekom TL 16.0 trillion (equivalent to $23,965 and $12,772 as of December 31, 2000 and June 30, 2001, respectively) as a first installment. On November 3, 2000, Turkcell obtained an injunction preventing Türk Telekom from collecting balance of these additional and future interconnection fees. On November 10, 2000, Turkcell filed a second lawsuit to recover the TL 16.0 trillion (equivalent of $23,965 and $12,772 as of December 31, 2000 and June 30, 2001, respectively) paid to Türk Telekom as its first installment. Out of the total additional interconnection fee of $91,151 sought by Türk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Türk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. In May 2001, the Court of Appeal ruled that Türk Telekom would be permitted to deduct from its revenues 2.5% payment that it pays to TRT only for the year 2000, remitted the decision regarding the 15% fund to the Commercial Court. The Company and its legal counsel believe that the Company will prevail with respect to the 15% fund in accordance with the decision made by the Court of Appeal as it is unlikely that the Commercial Court will overrule the Court of Appeal's decision. Accordingly, as of and for the six month period ended June 30, 2001, the Company has reversed $81,317, which was previously accrued, and included that amount in the determination of income.

Dispute on Türk Telekom Interconnection Agreement:

    The Turkish Electrical Engineers' Society has commenced a lawsuit against Türk Telekom in the Ninth Administrative Court. The Court has annulled Annex 1-A.1 of the Interconnection Agreement which deals with call tariffs by a decision dated October 11, 2000 and the Company was informed of the Court's decision on November 20, 2000. In the lawsuit, the Turkish Electrical Engineers' Society has claimed that the Interconnection Agreement is against the public benefit and has violated the provisions of the Turkish Constitution relating to the protection of consumers and prevention of monopoly and cartels.

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    In the lawsuit, Turkcell has not been addressed as a co-defendant party nor has Turkcell been named as a defendant in any related litigation although the benefits of the Company have been affected by the decision.

    Türk Telekom notified Turkcell on November 20, 2000 that the interconnection revenues should be equally shared by the parties in accordance with the decision of the Ninth Administrative Court. Türk Telekom also requested that sharing of such revenues should retroactively be recalculated from the date of the License Agreement and paid to Türk Telekom applying the legal interest rate on the unpaid balance over the period these should have been paid. Turkcell filed a lawsuit against Türk Telekom to cancel Türk Telekom's requests until both parties agree to replace the cancelled provisions of the Interconnection Agreement and also obtained an injunction preventing Türk Telekom to collect these additional amounts. The Company and its legal counsel believe that the Company will prevail.

Dispute on Additional Treasury Share on Value Added Services and Other Charges:

    On November 2, 2000, the Ministry notified Turkcell that certain value added services, certain transaction fees, incoming roaming revenues and interest charges for late collections should be included in the determination of ongoing license fees paid to the Treasury as 15% of gross revenues. The Treasury informed the Company that the license fees for all such services and revenues to be retroactively recalculated from the date of the License Agreement, April 27, 1998, and paid to the Treasury applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Ministry and the Treasury at the Administrative Court to enjoin the Ministry from charging the Company these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Company was notified that the Danistay has rejected the Company's request to obtain an injunction to prevent the Treasury to collect such fees. On July 25, 2001, the Company appealed this decision. Management and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, the Company has not recorded any accrual for additional ongoing license fees for such services and revenues and interest. If the case is resolved in favour of the Treasury, the Company will be liable to the Treasury for up to TL 99.4 trillion (equivalent to $79,348 as of June 30, 2001) (December 31, 2000: TL 60.3 equivalent to $89,786) including interest of TL 41.6 trillion (equivalent to $33,213 as of June 30, 2001) (December 31, 2000: TL 21.3 trillion equivalent to $31,631) as of June 30, 2001.

Class action lawsuit against Turkcell:

    On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with Turkcell's initial public offering in July 2000 contains false and misleading statements regarding Turkcell's "churn rate" and omits material financial information.

    The plaintiff purports to bring the lawsuit as a class action on behalf of individuals and entities that purchased Turkcell's American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price

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of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000.

    Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the Court consolidated the lawsuits, appointed lead plaintiff and lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with Turkcell's initial public offering in July 2000 contained false and misleading statements regarding Turkcell's churn rate and omitted material financial information. Turkcell has filed a response to the complaints in the consolidated action and intends to contest the lawsuits vigorously. On June 11, 2001, Turkcell and the other defendants in the securities lawsuits filed a motion to dismiss the Consolidated Amended Class Action Complaint. That motion was fully briefed on July 26, 2001, but the Court has not yet issued a ruling. At this point in the litigation it is premature to estimate Turkcell's potential liability, if any, from the class action lawsuits.

Dispute on discounts on transmission lines leases:

    Currently Turkcell leases all of its transmission lines from Türk Telekom as it is required under the related law and regulations to the extent that Türk Telekom can satisfy Turkcell's requirements. Türk Telekom's monopoly on providing transmission lines is scheduled to end by the end of 2003. Effective from July 1, 2000, Türk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which has been provided for several years, and, at the same time Türk Telekom started to provide a discount of 25% being subject to certain conditions. On July 4, 2000, Turkcell filed a lawsuit against Türk Telekom for the cancellation of the new discount rate and the application of the agreed 60% discount rate and obtained an injunction preventing Türk Telekom to annul the discount of 60%. On November 21, 2000, the Court ruled in favour of Türk Telekom and lifted the injunction. Turkcell filed an appeal against the decision. In addition, Turkcell applied to the Competition Board of Turkey to enjoin Türk Telekom from terminating the discount and to fine Türk Telekom for its action. Although the case was pending, in 2001, the Company has paid the transmission lines leases to Türk Telekom based on the 25% discount in order to retain its right to use Türk Telekom's transmission lines. On July 30, 2001, the Company was notified that the Court of Appeal upheld the decision made by the Commercial Court allowing Türk Telekom to terminate the 60% discount it provided to the Company on the transmission lines leases. Accordingly, the Company will continue to pay transmission fees to Türk Telekom based on the 25% discount and has included previous payments representing the difference between the 60% discount and the 25% discount (amounting to $43,672 as of June 30, 2001) in the determination of income.

    In addition on March 2, 2001, Türk Telekom unilaterally, and without the approval of Telecommunications Authority, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001 and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction to compel Türk Telekom to lease additional transmission lines to Turkcell and to prevent Türk Telekom from collecting any amounts relating to their increase in the transmission line fees. Türk Telekom appealed the decision but on July 12, 2001 the Court upheld the injunction. On June 4, 2001, Turkcell initiated a lawsuit against Türk Telekom to rule on the legality of Türk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. The Company has not made an accrual for

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the increase in transmission fees because management and its legal counsel believe that the Telecommunication Authority will intervene in this case and set the transmission fees, which will be effective once set by the Telecommunication Authority. If the Company is unsuccessful in this lawsuit, its fees for leasing transmission lines will double. This increase may be offset by the devaluation of the Turkish Lira.

  Application to the Competition Board

    Telsim Telekomünikasyon A.S. (a GSM operator and the major competitor of Turkcell) and Basari Elektronik A.S. (a hand-set importer) applied to the Competition Board to enjoin Turkcell from applying certain marketing strategies that are, in their opinion, against fair competition and to fine Turkcell for its such actions. On August 1, 2001, the Competition Board decided that such marketing strategies are against fair competition and should be terminated. Also the Competition Board fined Turkcell approximately $5,566 for its such actions. The Company decided to appeal the Competition Board's decision at the Supreme Court (the Danistay). In the consolidated financial statements as of and for the six month period ended June 30, 2001, no accrual was made because the Company and its legal counsel have not reasonably estimated the possible outcome of this uncertainty.

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Consolidated Financial Statements of
Group 3G UMTS Holding GmbH
(A development stage company,
formerly Orla Siebzehnte Vermögensverwaltung GmbH)
and its subsidiaries
as of and for the period ended December 31, 2000

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Group 3G UMTS Holding GmbH (formerly ORLA Siebzehnte Vermögensverwaltung GmbH), Frankfurt am Main

We have audited the accompanying consolidated balance sheet of Group 3G UMTS Holding GmbH (a German corporation in the development stage, formerly ORLA Siebzehnte Vermögensverwaltung GmbH) as of December 31, 2000 and the related consolidated statement of operations, consolidated shareholders' equity and consolidated cash flows for the period from inception (August 2, 2000) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Group 3G UMTS Holding GmbH as of December 31, 2000 and the results of their consolidated operations and their consolidated cash flows for the period from inception (August 2, 2000) to December 31, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft mbH

Dr. Wagener	Plett
Wirtschaftsprüfer	Wirtschaftsprüfer

Berlin, May 11, 2001

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GROUP 3G UMTS HOLDING GMBH
(A development stage company,
formerly Orla Siebzehnte Vermögensverwaltung GmbH)

CONSOLIDATED BALANCE SHEET

(in thousands)

As of December 31, 2000
(E in thousands)
ASSETS
Current assets
Cash and cash equivalents	6,204
Other current assets and prepaid expenses	733

Total current assets	6,937

Property and equipment, net	99
Intangible assets, net	8,685,561

Total assets	8,692,597

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	1,501
Related party liabilities	6,568,336
Accrued liabilities to related parties	3,098

Total current liabilities	6,572,935

Commitments and contingencies (Note 7)
Shareholders' equity
Subscribed capital	50
Additional paid-in capital	2,124,455
Deficit accumulated during the development stage	(4,843)

Total shareholders' equity	2,119,662

Total liabilities and shareholders' equity	8,692,597

The accompanying notes are an integral part of these consolidated financial statements.

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GROUP 3G UMTS HOLDING GMBH

(A development stage company,
formerly Orla Siebzehnte Vermögensverwaltung GmbH)

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)

Period from inception (August 2, 2000) to December 31, 2000
KE
Operating expenses:
General and administrative	4,844

Total operating expenses	4,844

Operating loss	(4,844)

Interest income	1

Net loss and comprehensive loss	(4,843)

The accompanying notes are an integral part of these consolidated financial statements.

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GROUP 3G UMTS HOLDING GMBH

(A development stage company,
formerly Orla Siebzehnte Vermögensverwaltung GmbH)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands)

	Subscribed Capital	Additional Paid-In Capital	Deficit Accumulated During The Development Stage	Total Shareholders' Equity
	KE
Formation of Orla, August 2, 2000	50	2,117,861	—	2,117,911
Conversion of shareholder loans to equity	—	5	—	5
Capital contribution	—	6,589	—	6,589
Net loss	—	—	(4,843)	(4,843)

As of December 31, 2000	50	2,124,455	(4,843)	2,119,662

The accompanying notes are an integral part of these consolidated financial statements.

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GROUP 3G UMTS HOLDING GMBH

(A development stage company,
formerly Orla Siebzehnte Vermögensverwaltung GmbH)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

Period from inception (August 2, 2000) to December 31, 2000
KE
Cash flow from operating activities:
Net loss	(4,843)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1
Change in:
Prepaid expenses and other current assets	(733)
Other accounts payable	1,502
Accrued liabilities	3,098

Net cash used in operating activities	(975)

Cash flow from investing activities:
Acquisition of UMTS Licenses	(8,471,442)
Purchase of property and equipment	(100)
Purchase of other intangible assets	(4)

Net cash used in investing activities	(8,471,546)

Cash flow from financing activities:
Proceeds from contribution of capital	2,124,505
Proceeds from related party liabilities	6,354,220

Net cash provided by financing activities	8,478,725

Net increase in cash and cash equivalents	6,204
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	6,204

Supplemental disclosures:
Cash paid for interest	—
Cash paid for income taxes	—
Non-cash transactions
Capitalization of interest	214,116
Conversion of shareholder debt to equity	5

The accompanying notes are an integral part of these consolidated financial statements.

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GROUP 3G UMTS HOLDING GMBH
(A development stage company,
formerly Orla Siebzehnte Vermögensverwaltung GmbH)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and operations of the Company

    Group 3G UMTS Holding GmbH (formerly ORLA Siebzehnte Vermögensverwaltung GmbH) ("Group 3G" or the "Company"), a German limited liability company in the development stage, is a subsidiary of Telefonica Intercontinental S.A., Madrid, Spain ("TICSA"), and Sonera 3G Holding B.V., Rotterdam, Netherlands ("Sonera 3G Holding"). TICSA is a wholly owned subsidiary of Telefonica S.A., Madrid, Spain ("Telefonica"), and Sonera 3G Holding a wholly owned subsidiary of Sonera Corporation, Helsinki, Finland ("Sonera"). The Company was founded on August 2, 2000 in order to participate in the auction for the third generation mobile network licenses in Germany.

    On September 7, 2000, Group 3G acquired all of the outstanding capital of Group 3G UMTS GmbH (formerly Marabu Vermögensverwaltung GmbH), Berlin ("3G UMTS") from its shareholders. The ownership of Group 3G and 3G UMTS was exactly the same at the time of the acquisition. Accordingly, Group 3G's financial statements have been presented to include the results of 3G UMTS from inception. On September 7, 2000, Group 3G also acquired 100% of the shares of OpCo Mobile Services GmbH, Berlin ("Opco").

    Group 3G and its subsidiaries are referred to as "Group 3G" and are headquartered in Munich, Germany.

    Group 3G is currently in the development stage of operations. Group 3G's primary efforts through December 31, 2000 have consisted of acquiring UMTS licenses for the German market from the German postal and telecommunications regulatory authority (Regulierungsbehörde für Post und Telekommunikation), raising capital, funding the development of its services, developing its network infrastructure, making strategic investments, establishing sales and marketing channels, and recruiting key personnel. Group 3G is subject to risks and challenges similar to other companies in the development stage. These risks include, but are not limited to, operating in a new and rapidly evolving market, competition from larger companies, dependence on new products, dependence on key personnel, uncertain profitability, and a limited operating history.

2.  Summary of Significant Accounting Policies

Basis of Consolidated Financial Statements

    The financial statements have been prepared according to accounting principles generally accepted in the United States ("U.S. GAAP"). The accounts have been prepared after making necessary adjustments to Group 3G's books and records that are maintained in accordance with the German Commercial Code.

    The assets, liabilities, and results of operations of entities in which the Company has a controlling interest have been consolidated. All significant intercompany accounts and transactions have been eliminated.

    The consolidated financial statements are stated in thousands of euros (KE).

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

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the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

    Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than Group 3G's functional currency, the euro, are included in the results of operations as incurred.

Cash and Cash Equivalents

    Cash includes bank balances and current bank deposits. Group 3G considers all investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

    The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts payable, and related party liabilities approximate their fair values due to their short maturity or the fact that they bear interest at market rates.

Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Long-Lived Assets

    Group 3G periodically evaluates the recoverability of the carrying amount of its long-term assets in accordance with SFAS No. 121, "Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of." An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

    As of December 31, 2000, management believes that no such impairment exists.

Comprehensive Income (Loss)

    Comprehensive income is the total of net income (loss) and all other non-owner changes in shareholders' equity. For the period from inception (August 2, 2000) to December 31, 2000 comprehensive loss was equal to net loss.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133." In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument

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(including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. Group 3G plans to adopt SFAS No. 133 as required on January 1, 2001.

    Since Group 3G has no derivative financial or commodity instruments, forward contracts, or hedging arrangements in cash and cash equivalents, management does not expect the impact of adopting SFAS No. 133, as amended, to have a material impact on Group 3G's financial condition or results of operations.

3.  Property and Equipment

    Property and equipment consists of the following (in thousands):

	Range of useful lives	December 31, 2000
	(years)	KE
Furniture and fixtures	4–6	100
Accumulated depreciation and amortization		(1)

Property and equipment, net		99

4.  Intangible Assets

    Intangible assets consist primarily of two UMTS licenses acquired in an auction from the German postal and telecommunications regulatory authority for KE 8,471,442. Since the acquisition of the licenses, interest in the amount of KE 214,116 has been capitalized, resulting in a total intangible asset of KE 8,685,561.

    Amortization of the value of the UMTS licenses will commence with the beginning of the commercial operations related to the licenses, i.e., the operation of UMTS networks in Germany. The amortization period will be the estimated economic life for the licenses. As of December 31, 2000, Group 3G's management estimates the commercial operations will commence in 2002 and cover a period of 18 years.

    The license holder is bound by the RegTP, among other points, to the following:

  •
  To reach a penetration rate of the UMTS/IMT-2000 system of at least 25% until December 31, 2003 and of 50% until December 31, 2005.

  •
  Independence from competitors during the life of the license.

5.  Accrued Liabilities to Related Parties

    Accrued liabilities to related parties consist primarily of amounts accrued relating to services received from Telefonica, Sonera, TICSA and Sonera Deutschland GmbH.

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6.  Related Party Liabilities

    Related party liabilities mainly relate to loans from direct or indirect shareholders:

December 31, 2000
KE
Original shareholder loans
— TICSA	3,634,249
— Sonera	1,812,889
— Sonera 3G Holding	906,444

6,353,582
Arrangement fees for shareholder loans — TICSA	45,428
— Sonera	22,661
— Sonera 3G Holding	11,331

79,420
Interest on shareholder loans — TICSA	77,046
— Sonera	38,433
— Sonera 3G Holding	19,217

134,696
Other loans (Sonera Deutschland GmbH)	639

6,568,336

    As at September 30, 2000 Group 3G entered with TICSA, Sonera and Sonera 3G Holding into loan agreements. All loan agreements include the same terms and conditions:

  •
  Loans are due on December 31, 2000,

  •
  For all loan agreements Group 3G is charged with an arrangement fee of 1.25% of the loan; the arrangement fee became due on November 1, 2000,

  •
  Interest rate amounts to 6.526% (EURIBOR for borrowings with a maturity of 4 months as of August 30, 2000 plus an additional rate of 1.500%).

    The loans were paid by the lender directly to RegTP as payment of the purchase price for the acquired UMTS licenses. The difference between the original purchase price of the licenses (KE 8,471,442) and the amount of loans paid by TICSA, Sonera and Sonera 3G Holding relates to the equity portion which the shareholders of 3G UMTS (TICSA, Sonera and Sonera 3G Holding) paid also directly to RegTP at the date of acquisition.

    As planned by the shareholders/lenders the loans should be refinanced until the end of 2000. Due to delays in the negotiations with new potential investors the refinancing could not be terminated until December 31, 2000. TICSA, Sonera and Sonera 3G Holding therefore agreed orally to extend the maturity terms of the loan agreements and to waive the right for default interest (payable when loan or interest payments become overdue).

    Management of Group 3G estimates that the maturity has to be extended until June/July 2001.

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7.  Commitments and Contingencies

    In March 2000, Group 3G entered into a lease agreement for a new facility in Munich, Germany. The lease term is three years. Future minimum payments under this lease agreement are as follows (in thousands):

KE
Year ending December 31, 2001	2,071
Year ending December 31, 2002	3,975
Year ending December 31, 2003	3,975

8.  Income Taxes

    Group 3G accounts for income taxes using an asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

    The income tax benefit differs from the amounts which would result by applying the applicable German statutory tax rates to the loss before taxes, as follows:

KE
Benefit at German statutory rate	(2,422)
Change in valuation allowance	1,928
Change in statutory tax rate	494

Income tax expense	—

    For the year ended December 31, 2000, the statutory income tax rate was 54.36%, consisting of corporate income tax (Körperschaftsteuer) of 40%, municipal trade tax (Gewerbesteuer) of 12.16%, and a corporate tax surcharge (Solidaritätszuschlag) of 5.5%. In July 2000, legislation was passed in Germany under which the tax rate for corporate tax will be reduced from 40% to 25% effective for all fiscal years starting after December 31, 2000. The reduced tax rate has been used to compute deferred taxes for the year ended December 31, 2000.

    The components of the deferred tax asset were as follows:

KE
Net operating loss carryforwards	55,536
Capitalized interest (tax deductible)	(53,608)

1,928
Valuation allowance	(1,928)

Net deferred tax asset	—

    A valuation allowance has been recorded for the entire deferred tax asset for all periods through December 31, 2000 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company and the lack of profitability through December 31, 2000.

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    Group 3G's net operating loss carryforwards do not expire. German tax law contains provisions which may limit the net operating loss and tax credit carry forwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

9.  Related Parties

    Group 3G has entered with its shareholders and subsidiaries of its shareholders into several agreements regarding the rendering of personnel services and technical and administrative assistance. As of December 31, 2000 Group 3G has accrued for liabilities related to personnel and other services from shareholders and its subsidiaries (KE 3,060). The transactions with related parties are made on an arm's length basis and on commercial terms similar to those planned to use in transactions with Group 3G's other customers and suppliers with the same size and location.

10. Subsequent Events

Unaudited events

Main contracts

    In May 2001, Group 3G signed a roaming agreement with E-Plus. The purpose of the roaming agreement is to allow early market entry using the GSM/GPRS standard. The terms of the agreement include the advanced payment for the future use of roaming services as well as subsidies for the further rollout of the E-Plus network, to increase capacity and to improve quality of services. For the period 2002 to 2006 Group 3G is committed to use a minimum volume of 6,000 million minutes from the E-Plus network.

    In order to clarify to which extent a shared use of infrastructure is permitted under the award conditions, the German regulatory authority (RegTP) issued in June 2000 an "interpretation of the UMTS Award Conditions in Light of More Recent Technological Advance". In June 2001, the RegTP agreed to a shared use of infrastructure in case other award conditions will remain unaffected. The management of the Company expects that the decision of RegTP will lead to significant reductions of capital expenditures and operational expenses in the near future. In September 2001, Group 3G entered into negotiations with E-Plus for such an infrastructure-sharing agreement and agreed on a term-sheet with the management of E-Plus which describes the terms for the planned infrastructure-sharing agreement. On the basis of this term-sheet, Group 3G also started the negotiations with RegTP to ensure that the planned infrastructure-sharing agreement will get the necessary approval.

    In July 2001, Group 3G entered into an interconnection agreement with Deutsche Telekom AG. The agreement mainly relates to fixed network services Deutsche Telekom provides Group 3G with and is limited until November 31, 2001.

    Group 3G UMTS GmbH has been awarded a licence class 3 from RegTP.

    In February 2001, Group 3G agreed with the State of Bavaria a Memorandum of Understanding which covers several cooperation issues as for example subsidies for research and development activities, support regarding training and educational programs and wireless solutions/applications for public administration.

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Legal matters

    Until November 8, 2001, several changes in the composition of the advisory board took place. As of November 8, 2001, the following persons were members of the advisory board of Group 3G UMTS Holding GmbH:

Luis López van Dam de Lorenzo (principle)
Fernando Panizo (principle)
Nina Siitari (principle)

Ernesto López Mozo (substitute)
Arcadio Martínez (substitute)
Aimo Olkkonen (substitute)

    Until November 8, 2001, the advisory board agreed on several changes in the management of Group 3G UMTS Holding GmbH and its subsidiaries. As of November 8, 2001, the following persons are members of the management:

Ernst-E Folgmann (CEO)—Group 3G UMTS Holding GmbH, Group 3G UMTS GmbH, OPCO Mobile Services GmbH
Katja Beyer (CFO)—Group 3G UMTS GmbH
Alfredo Acebal, Chief Strategy Officer (CSO)—Group 3G UMTS GmbH, OPCO Mobile Services GmbH
Karl-Heinz Sötje (CTO)—Group 3G UMTS GmbH
Karsten Lereuth (CMO)—Group 3G UMTS GmbH
Olavi Koistinen—OPCO Mobile Services GmbH

    During 2001, the names of the following company names as well as the related headquarters were changed:

From:	To:
Orla Siebzehnte Vermögensverwaltung GmbH Frankfurt am Main	Group 3G UMTS Holding GmbH München
Marabu Vermögensverwaltung GmbH Frankfurt am Main	Group 3G UMTS GmbH München
Opco Mobile Services GmbH Frankfurt am Main	München

    In September 2001, Group 3G UMTS Holding GmbH entered into profit and loss pooling agreements with Group 3G UMTS GmbH and Opco Mobile Services GmbH effective January 1, 2001.

Main business events

    In September 2001, Group 3G launched the brand name for its mobile services (Quam). The start of the selling activities under the new branding is planned for the second half of November 2001.

    The business plan of Group 3G was adjusted due to new regulatory and economic issues. The new business plan includes changed assumptions regarding the future market share of Group 3G,

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the peak financing, the costs for the UMTS network and the planned personnel of Group 3G. The total effect of the adjustments lead to a significant reduction of peak funding requirements and an improvement of the EBITDA-Ratio under consideration of certain changes in the telecommunication market. The business plan is expected to be approved by the advisory board of Group 3G on November 15, 2001.

    The EDP-System of Group 3G was changed during 2001 to SAP R/3.

    In October 2001, the shareholders of Group 3G mutually agreed that the minority shareholder Sonera will be released from future obligations regarding the financing of Group 3G. To the best of our knowledge, the related shareholder agreement has been signed by the parties.

    Until November 2001, Group 3G increased its personnel up to 615 employees.

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Unaudited Pro Forma Condensed Consolidated Financial Information
of Sonera Corporation and Across Holding AB, and their subsidiaries, for the year ended December 31, 2000

F–211

Unaudited Pro Forma Condensed Consolidated Financial Information

    This Unaudited Pro Forma Condensed Consolidated Financial Information gives pro forma effect to the acquisition of Across Holding AB which took place on April 18, 2000. The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2000 give effect to the acquisition as if the transaction had occurred on January 1, 2000.

    The Unaudited Pro Forma Condensed Consolidated Financial Information is not necessarily indicative of the actual results of operations or financial position that would have been reported had the acquisition of Across Holding AB occurred on January 1, 2000, nor is it necessarily indicative of future operating results or financial position. No account has been taken within the Unaudited Pro Forma Condensed Consolidated Financial Information of any synergy or any restructuring costs which may, or may be expected to, occur following the transaction.

    The Unaudited Pro Forma Condensed Consolidated Financial Information for the year ended December 31, 2000 is based on:

  •
  the historical consolidated financial statements of Sonera for the year ended December 31, 2000, which were prepared in accordance with Finnish GAAP. These consolidated financial statements include the operations of Across Holding AB and its subsidiaries from May 1, 2000; and

  •
  the unaudited consolidated financial statements of Across Holding AB and its subsidiaries for the four months ended April 30, 2000, which were prepared in accordance with Swedish GAAP.

    Both Finnish GAAP and Swedish GAAP differ in certain significant respects from U.S. GAAP. Accordingly, the Unaudited Pro Forma Condensed Consolidated Financial Information has been adjusted to U.S. GAAP for the period presented.

    For a detailed discussion of the principal differences between Finnish GAAP and U.S. GAAP applicable to Sonera, together with a reconciliation of Sonera's net income and shareholders' equity from Finnish GAAP to U.S. GAAP, see Note 21 to Sonera's Consolidated Financial Statements for the year ended December 31, 2000 included in Sonera's Annual Report on Form 20-F and elsewhere in this document.

    For a discussion of the principal differences between Swedish GAAP and U.S. GAAP applicable to Across Holding AB, see Note 15 to the Consolidated Financial Statements of Across Holding AB and Subsidiaries for the year ended December 31, 1999 included elsewhere in this document.

    Both Finland and Sweden have harmonized their accounting legislation to conform with the European Union 4th and 7th directive. Therefore, under Finnish GAAP, no adjustments have been made in the Unaudited Pro Forma Condensed Consolidated Financial Information to reflect possible differences, if any, between accounting principles used by Sonera and Across Holding AB prior to the transaction, as such differences are deemed to be immaterial to the Unaudited Pro Forma Condensed Consolidated Financial Information amounts.

    In addition to Finnish GAAP, Unaudited Pro Forma Condensed Consolidated Financial Information has been presented in accordance with U.S. GAAP to fulfill regulatory requirements in the United States. This presentation, however, should not be taken to mean that Sonera's primary basis of accounting in future periods will be U.S. GAAP.

    The Unaudited Pro Forma Condensed Consolidated Financial Information should be read together with the Consolidated Financial Statements of Sonera, including the notes to those financial statements, included in Sonera's Annual Report on Form 20-F for the year ended December 31, 2000, and the Consolidated Financial Statements of Across Holding AB and Subsidiaries, including the notes to those financial statements, that are included elsewhere in this document.

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Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma income statement information for the year ended December 31, 2000
(in E millions, except share related data)

	Sonera Corporation and subsidiaries Year ended December 31, 2000			Across Holding AB and subsidiaries Four months ended April 30, 2000			Pro Forma Year ended December 31, 2000
							Finnish GAAP		U.S. GAAP
	Finnish GAAP	U.S. GAAP adjustments		Swedish GAAP	U.S. GAAP adjustments	U.S. GAAP
			U.S. GAAP				Adjustments	Pro forma	Adjustments	Pro forma
		(a)		(b)	(c)		(d)		(e)
Revenues	2,057	—	2,057	2	—	2	—	2,059	—	2,059
Other operating income	1,589	67	1,656	—	—	—	—	1,589	—	1,656
Operating expenses	(1,599)	(62)	(1,661)	(6)	—	(6)	—	(1,605)	—	(1,667)
Depreciation and amortization	(299)	(126)	(425)	—	—	—	—	(299)	(61)	(486)
Impairment loss on goodwill and acquired intangibles	—	(704)	(704)	—	—	—	—	—	—	(704)

Operating profit	1,748	(825)	923	(4)	—	(4)	—	1,744	(61)	858
Equity income in associated companies	121	5	126	—	—	—	—	121	—	126
Financial income and expenses	(9)	—	(9)	—	—	—	—	(9)	—	(9)

Profit before income taxes, minority interest and changes in accounting principles	1,860	(820)	1,040	(4)	—	(4)	—	1,856	(61)	975
Income taxes	(318)	(17)	(335)	—	—	—	—	(318)	1	(334)
Minority interest	(1)	—	(1)	—	—	—	—	(1)	—	(1)
Cumulative effect of changes in accounting principles	(35)	35	—	—	—	—	—	(35)	—	—

Net income	1,506	(802)	704	(4)	—	(4)	—	1,502	(60)	640

Basic earnings per share and ADS (f)	2.05		0.96					2.03		0.86
Diluted earnings per share and ADS (f)	2.03		0.95					2.01		0.86
Weighted average number of shares outstanding (in thousands) (f)	735,917		735,917					740,868		740,868
Diluted weighted average number of shares outstanding (in thousands) (f)	741,743		741,743					746,694		746,694

The accompanying notes are an integral part of this Unaudited Pro Forma Condensed Consolidated Financial Information.

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Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

1. Adjustments in the Unaudited Pro Forma Income Statement Information

(a) Sonera's U.S. GAAP adjustments

    Sonera prepares its consolidated financial statements in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. For the purposes of preparing the Unaudited Pro Forma Condensed Consolidated Financial Information, Sonera's financial information has been restated to conform with U.S. GAAP by giving effect to the adjustments described in Note 21 to Sonera's Consolidated Financial Statements for the year ended December 31, 2000 included in Sonera's Annual Report on Form 20-F for the year ended December 31, 2000 and elsewhere in this document.

(b) Across Holding AB currency translation

    Across Holding AB prepares its consolidated financial statements in Swedish kronas. The historical consolidated income statement of Across Holding AB for the year ended December 31, 2000 has been translated, for the purpose of preparing the pro forma financial information, into euros at the average exchange rate for the year ended December 31, 2000, which was 8.4440 Swedish kronas to one euro.

(c) Across Holding AB's U.S. GAAP adjustments

    Across Holding AB prepares its consolidated financial statements in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between Swedish GAAP and U.S. GAAP, see Note 15 to the Consolidated Financial Statements of Across Holding AB and Subsidiaries for the year ended December 31, 1999 included elsewhere in this document. The restatement of Across Holding AB's financial information to conform with U.S. GAAP for the purposes of preparing the pro forma financial information did not, however, have a material effect on the amounts presented.

(d) Pro forma adjustments under Finnish GAAP

    Under Finnish GAAP, Sonera accounts for the acquisition of Across Holding AB in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquiror to record the equity issue and the cost of acquired shares at an amount equal to the shareholders' equity of the acquiree at the time of acquisition. Therefore, under Finnish GAAP, Sonera does not record goodwill from the acquisition. Compared with the pooling method of accounting, which is also allowed, but not required, under Finnish GAAP when certain conditions are met, the interpretation No. 1591/1999 by the Finnish Accounting Board does not allow the restatement of historical consolidated financial statements to include financial statements of the acquired entity prior to the acquisition date.

(e) Pro forma adjustments under U.S. GAAP

    Under U.S. GAAP, the acquisition of Across Holding AB is accounted for under the purchase method of accounting. The cost of acquisition was E905 million, consisting of the fair value of purchase consideration for E897 million and of directly allocable fees and costs for E8 million. E50 million of the purchase price was allocated to identified intangible assets, and goodwill arising on the acquisition was E861 million. As of the date of acquisition, there were no identified intangible assets relating to in-process research and development projects. Amounts allocated to identified intangible assets will be amortized over their estimated useful lives, ranging from one to five years. Amortization period for the goodwill is five years.

F–214

    As of December 31, 2000, management saw clear indications in the market values of the publicly listed comparables of Sonera SmartTrust that there may be an impairment in the carrying value of goodwill arisen from the Across Holding AB and iD2 Holding AB acquisitions. At the same time, Sonera was also in the process of updating the strategy and the business plan of Sonera SmartTrust. As a result of the update it also became evident that the future cash flow expectations of Sonera SmartTrust are significantly lower than what they were at the time of completing the acquisitions of Across and iD2 in April and June 2000, respectively. Reflecting the revised business plan and assumptions to the valuation methodologies that were originally used for the acquisitions, Sonera performed an impairment test for all assets of Sonera SmartTrust, ingluding goodwill paid for Across and iD2 acquisitions, at the combined Sonera SmartTrust entity level, since that is the lowest level of operations that has cash flows largely independent of other operations. The impairment test did not support ultimate recoverability of the total carrying value of assets, including goodwill, indicating that an impairment loss must be recognized as of December 31, 2000. Sonera has estimated that the aggregate fair value of goodwill and identified intangible assets, based on discounted estimated future cash flows of Sonera SmartTrust, was E300 million as of December 31, 2000. Accordingly, an impairment loss of E704 million was recorded for the year ended December 31, 2000, to reduce the carrying value of goodwill and identified intangible assets down to their estimated fair value. No impairment loss was recorded on property, plant and equipment on a pro rata basis, since the amount would have been immaterial. Sonera will amortize the remaining carrying value of goodwill and identified intangible assets over their remaining useful lives, approximately 4.5 years for goodwill and ranging from approximately 0.5 to 4.5 years for identified intangible assets.

    Under Finnish GAAP, there was no impairment loss, as there was no goodwill recorded from the acquisitions.

(f) Pro forma share related data

    Pro forma basic and diluted earnings per share and ADS have been calculated by dividing pro forma net income by the weighted average number of shares outstanding as if the acquisition of Across Holding AB had occurred on January 1, 2000. Sonera paid for the acquisition of Across Holding AB by issuing 16,732,055 new shares on April 18, 2000.

F–215

Consolidated Financial Statements
of Across Holding AB and Subsidiaries
as of and for the year ended
December 31, 1999

F–216

REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors of Across Holding AB

We have audited the consolidated balance sheet of Across Holding AB and subsidiaries as of December 31, 1999, and the related consolidated statements of income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Across Holding AB and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in Sweden.

Stockholm, Sweden
December 20, 2000

KPMG

Lennart Elftman
Authorized Public Accountant

F–217

ACROSS HOLDING AB AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

Year ended December 31, 1999
(SEK 000)
OPERATING INCOME
Net sales — Notes 2 and 3	76,095
Other operating income	94

Total operating income	76,189
OPERATING COSTS AND EXPENSES
Goods for resale	(7,336)
Other external expenses — Notes 4 and 5	(75,726)
Personnel expenses — Note 6	(51,524)
Depreciation of tangible fixed assets — Note 9	(1,105)

Total operating costs and expenses	(135,691)

Operating loss	(59,502)
Non-operating income (loss)
Other interest income and similar items — Note 7	639
Foreign exchange gain	11
Interest expenses	(803)

Loss before income taxes	(59,655)

Income tax expense — Note 8	(123)

NET LOSS FOR THE YEAR	(59,778)

The accompanying notes are an integral part of these Consolidated Financial Statements.

F–218

ACROSS HOLDING AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at December 31, 1999
(SEK 000)
ASSETS
FIXED ASSETS
Tangible fixed assets — Note 9
Equipment, tools, fixtures and fittings	3,105

Total tangible fixed assets	3,105

Financial assets
Other long-term receivables	443

Total financial assets	443

Total fixed assets	3,548

CURRENT ASSETS
Inventories, etc. — Note 12
Finished products and goods for resale	474

Total inventories, etc.	474

Current receivables
Accounts receivable — trade	29,516
Other receivables — Note 8	2,983
Prepaid expenses and accrued income — Note 13	1,525

Total current receivables	34,024

Current investments
Other investments	447

Total investments	447

Cash and cash equivalents	56,440

Total current assets	91,385

TOTAL ASSETS	94,933

EQUITY AND LIABILITIES
EQUITY — Note 14
Restricted equity
Share capital (70,816,000 SEK 1 par value shares)	70,816
Paid-in, not yet registered share capital	40,000
Other restricted reserves	6,455

Total restricted equity	117,271

Accumulated deficit
Effect from restructuring of the Group	(593)
Accumulated effect of change in accounting principle	(8,224)
Loss for the year	(59,778)

Total accumulated deficit	(68,595)

Total shareholders' equity	48,676

Current liabilities
Customer advances	13,031
Accounts payable — trade	14,964
Tax liabilities	300
Other liabilities	1,777
Accrued expenses and deferred income — Note 13	16,185

Total current liabilities	46,257

TOTAL EQUITY AND LIABILITIES	94,933

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	NONE
Contingent liabilities	NONE

The accompanying notes are an integral part of these Consolidated Financial Statements.

F–219

ACROSS HOLDING AB AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 1999
(SEK 000)
Cash flows from operating activities:
Net loss for the year	(59,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,105
Other	(1,690)
Change in assets and liabilities:
Increase in receivables	(313)
Decrease in inventories	992
Increase in current investments	(447)
Decrease in current liabilities	(62)

Total adjustments	(415)

Net cash used in operating activities	(60,193)

Cash flows from investing activities:
Additions to tangible fixed assets	(1,346)
Decrease in financial assets	68

Net cash used in investing activities	(1,278)

Cash flows from financing activities:
Proceeds from the issuing of common stock and stock options	117,271

Net cash provided by financing activities	117,271

Net increase in cash	55,800
Cash at beginning of year	640

Cash at end of year	56,440

The accompanying notes are an integral part of these Consolidated Financial Statements.

F–220

ACROSS HOLDING AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of significant accounting policies

(a) Description of company

    The purpose of Across Holding AB (the "Parent") and subsidiaries (together, the "Group" or the "Company") is to engage in consulting activities, product development, manufacturing and marketing of goods and services in the fields of telecommunications and computer security, and other comparable activities.

    The Group markets products for the GSM operators of the world. The Group is represented in Asia (Hong Kong), the United States (Dallas) and Europe (Stockholm and, as from year 2000, London). The Group's products are in operation with leading operators in about 40 countries in Europe, Asia, the Middle East, Africa and the United States. In 1999, the Company has focused and strengthened its position in the area of mobile Internet, with special emphasis on mobile electronic commerce. In order to retain and attract competent personnel to the Company, an option program was introduced during the year.

    In May 1999, Across Holding AB acquired its main operating subsidiary, Across Wireless AB, from AU-System Invest AB. Both Across Holding AB and AU-System Invest AB, are, owned by Schroder Ventures funds, which has a 75% interest, and LM Ericsson AB, which has a 25% interest.

    At an extraordinary general meeting, it was resolved to effect a stock split, with the new par value set at SEK 1 per share.

    During 1999, two new issues totaling SEK 110.7 million were carried out, SEK 40 million of which was representing a new issue through conversion of debentures.

    In January 2000, Ulf Jonströmer, the founder of the Company, became an owner of Across Holding AB, through a new issue of one million shares.

    Approximately one half of the company's staff is engaged with product development. A total of SEK 53 million has been invested in product development during 1999.

(b) Basis of presentation

    Across Holding AB was formed during 1999, and in May Across Holding AB acquired Across Wireless AB with its Hong Kong subsidiary. The ownership interests in the two entities, Across Holding AB and Across Wireless AB, were identical before and after the formation of the new Parent Across Holding AB. Therefore, the transaction was a combination of entities under common control and was accounted for using the "as-if-pooling-of interests" method of accounting. This means that no revaluation of the acquired companies' assets and liabilities has been made, and that the companies are included in the consolidated accounts as from the beginning of the year. The difference between the Parent's acquisition value for the shares and the underlying shareholders' equity of the acquired companies is posted directly to the shareholders' equity in the Group, as an effect of the restructuring of the Group.

(c) Principles of consolidation

    The consolidated accounts have otherwise been prepared according to the purchase method. The shareholders' equity of the Group, in addition to the shareholders' equity of the Parent, includes only profits/losses of subsidiaries since the date of acquisition.

    The consolidated accounts include the accounts of all subsidiaries. A subsidiary is a company in which the Parent directly or indirectly owns shares representing more than 50% of the votes.

    All intra-Group transactions and profits have been eliminated.

F–221

(d) Investment securities

    Securities posted under "other investments" have been valued at the lower of cost or market measured on a portfolio basis.

(e) Foreign currency translation

    The financial statements of a foreign operation that is integral to the operations of the reporting company are translated using the temporal method with monetary items translated at the rate on the balance sheet date, while non-monetary items are translated at the historic rates. Income statement items relating to non-monetary items are also translated at the historic rates, while other income statement items are translated at the average rate for the year. The profit or loss arising due to the translation is included in the Group income statement, allocated to the proper operating and financial items.

(f) Accounting for the costs of computer software to be sold, leased, or otherwise marketed

    Under Swedish GAAP, the costs of computer software to be sold, leased or otherwise marketed may either be capitalized or expensed as incurred. The Company's policy is to capitalize software development costs when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of the Company's products and the general releases of the products have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

(g) Employee share purchases and option plans

    There are no Swedish rules dealing with equity compensation benefits. Generally no compensation cost is recognized. Also, for personal tax reasons, participants generally pay the fair value of options at grant date. The participants in the stock option programs described in Note 6 (d) paid up not less than the fair value of the options granted.

(h) Other significant accounting principles

    The assets and liabilities are posted at their acquisition cost or face value, respectively, unless otherwise indicated.

    The accounts receivable (trade) are valued at the amount expected to be collected.

    Receivables and liabilities denominated in foreign currency are translated using the exchange rate at the balance sheet date.

    Inventory is valued at the lower of acquisition cost or market value. Acquisition cost is determined using the FIFO method.

    Depreciation of tangible fixed assets is based on the acquisition cost and the estimated useful life of the asset.

Note 2 — Change in accounting principle

    In 1999, the Company changed its principle for revenue recognition. In previous years, the income was recognized when the customer was invoiced. The Group has now chosen to recognize income when the customer has accepted the project, and everything has been completed. Any

F–222

hardware costs, etc., are posted as expenses at the time the income is recognized. A comparison follows:

1999
(SEK 000)
Operating income	79,134
Change of accounting principle	(2,945)

Restated operating income	76,189
Operating expenses	(134,807)
Change of accounting principle	(884)

Restated operating expenses	(135,691)
Operating loss according to the old principle	(55,673)

Operating loss according to the new principle	(59,502)

Note 3 — Net sales by geographic markets

1999
(SEK 000)
Sweden	17,452
Europe, except for Sweden	31,816
USA	14,913
Asia	7,069
Other areas	4,845

Net sales	76,095

Note 4 — Remuneration to auditors

    Audit fees for 1999 amounted to SEK 91,000.

Note 5 — Operational lease agreements

    Costs for operational lease agreements totaled SEK 3,400,000 in 1999. Future leasing fees pursuant to operational lease agreements with remaining terms of more than one year total:

(SEK 000)
2000	3,419
2001	3,403
2002	3,403
2003	2,422
Later years	—

Total	16,047

F–223

ACROSS HOLDING AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

Note 6 — Average number of employees, salaries, other benefits and social security contributions

(a) Average number of employees

	1999
	No. of employees	of which men
Parent	—	—
Subsidiaries:
Sweden	86	63
Hong Kong	5	3

Total for subsidiaries	91	66

Total for Group	91	66

(b) Salaries, other benefits and social security contributions

	1999
	Salaries and other benefits	Social security contributions (including pension costs)
	(SEK 000)
Total for Group	31,473	13,079

Of which pension costs	—	3,124

    SEK 301,000 of the Group's pension costs relate to the board of directors and the managing director. There were no outstanding pension obligations related to the board of directors and the managing director at December 31, 1999.

(c) Salaries and other benefits by country and by Board members, etc. and other employees

	1999
	Board and managing director (incl. earnings related bonus, etc.)	Other employees
	(SEK 000)
Across Holding AB	—	—
Subsidiaries in Sweden	1,614	26,098
Of which earnings related bonus, etc.	146	—
Subsidiaries abroad Across Wireless (Asia) Ltd.	—	1,695

Total for Group	1,614	27,793

Of which earnings related bonus, etc.	146	—

F–224

ACROSS HOLDING AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

(d) Stock option programs

    During 1999, two different programs involving debentures with detachable options rights have been distributed. The first option program is directed to the previous management of the AU-System group, and contains 1,500 debentures, with 4,498,652 option rights. The face value of the debentures was 100 SEK and the price paid for each option was SEK 1. The strike price for the share was set at SEK 0.29 for each share. The share capital can increase by 4,498,652 shares.

    The second option program is directed to the personnel employed at the time. The face value of the debentures is 550,600, with 5,506,000 detachable option rights. Each debenture is for SEK 0.10 and each option is priced at SEK 0.20. The strike price for each share is SEK 1.60. The share capital can increase by 5,506,000 shares.

    The appraisal in the first option program was based on Schroder Ventures' investment in the AU System Group in May 1999. In the second option program, an independent appraisal was prepared by PricewaterhouseCoopers. This was done to ensure that the options would be subscribed for at current fair value.

Note 7 — Other interest income and similar profit/loss items

1999
(SEK 000)
Interest	637
Exchange gain/loss	2

Total	639

Note 8 — Taxes on income from ordinary activities during the year

1999
(SEK 000)
Current tax expense on income for the year ended and previous years	123

Total tax expense on income from ordinary activities during the year	123

    Unreported deferred tax assets relating to loss carryforwards (SEK 63,715,000 in 1999) total SEK 17,843,000.

    The Group's tax losses may be carried forward indefinitely.

F–225

Note 9 — Tangible fixed assets

1999
(SEK 000)
Acquisition cost:
At beginning of year	4,059
Purchases (including capitalized improvements)	1,395

At end of year	5,454
Accumulated depreciation:
At beginning of year	(1,244)
Depreciation for the year	(1,105)

At end of year	(2,349)

Net book value	3,105

Note 10 — Financial assets

1999
(SEK 000)
Non-current receivables
At beginning of year	511
Installments	(68)

At end of year	443

Note 11 — Shares in Group companies

			Extent of holding		Value of holding
Information on company, etc.	Corp.Id. No.	Domicile	No. of shares	Percent of share capital	Book value on Dec. 31, 1999	Book value on Dec. 31, 1998
					(SEK 000)
Across Wireless AB	556087-1351	Stockholm	1,000	100%	71,335	—
Across Wireless (Asia) Ltd.	628088	Hong Kong	9,999	99.99%	—	—

Total subsidiaries					71,335	—

Note 12 — Inventory

1999
(SEK 000)
Finished goods and goods for resale	474

Total inventory	474

F–226

ACROSS HOLDING AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --(Continued)

Note 13 — Prepaid expenses and accrued income/accrued expenses and deferred income

1999
(SEK 000)
Prepaid expenses and accrued income
Rental expenses	823
Leasing fees	47
Other prepaid expenses	655

Total prepaid expenses and accrued income	1,525

Accrued expenses and deferred income
Mandatory social security fees	1,174
Bonus	2,198
Overtime compensation	2,619
Holiday pay	2,665
Special wage tax	589
Other accrued expenses and deferred income	6,940

Total accrued expenses and deferred income	16,185

Note 14 — Shareholders' equity

	Share capital	Other restricted reserves	Unrestricted reserves	Total shareholders' equity
	(SEK 000)
At beginning of year	—	—	—	—
Paid-in at formation of the Company	100	—	—	100
Effect of change in accounting principle	—	—	(8,224)	(8,824)
Effect of restructuring of the Group	—	—	(593)	(593)
Opening balance calculated in accordance with the new accounting principle and after the acquisition of the subsidiary	100	—	(8,817)	717
New issue of shares	70,716	6,455	—	77,171
Paid-in, not yet registered share capital	40,000	—	—	40,000
Net loss for the year	—	—	(59,778)	(59,778)

At end of year	110,816	6,455	(68,595)	48,676

    Each share is entitled to one vote.

Note 15 — Differences between Swedish GAAP and generally accepted accounting principles in the United States

    The accompanying Consolidated Financial Statements of Across Holding AB and Subsidiaries have been prepared in accordance with Swedish GAAP. While Swedish GAAP generally differs in certain significant respects from U.S. GAAP, the Company in 1999 aligned its accounting principles to U.S. GAAP, in particular by recognizing software revenue in accordance with the AICPA Statement of Position No. 97-2, "Software Revenue Recognition", thus eliminating such differences

F–227

by the end of the year 1999. Areas that generally give rise to differences between Swedish GAAP and U.S. GAAP, as it relates to the Company, are discussed below.

(a) Accounting for deferred taxes

    As disclosed in Note 8, the Company has unutilized tax loss carryforwards. No deferred tax asset has been recognized in the accounts prepared under Swedish GAAP, nor would such asset be recognized under SFAS 109, "Accounting for Income Taxes", as it is not more likely than not that the benefit of such asset would be realized in the future.

(b) Restructuring of the group

    The restructuring of the Group described in Note 1 (b) was not effected entirely at cost but Across Holding AB paid the predecessor Parent's carrying value of the shares in subsidiaries which was slightly higher than the consolidated net assets of the subgroup at December 31, 1998. The difference (SEK 593,000) was charged to equity. Under U.S. GAAP, the transaction would have been accounted for as a transaction between entities under common control.

(c) Translation of financial statements of foreign subsidiary

    As described in Note 1 (e), the financial statements of the Group's foreign subsidiary have been translated in accordance with the temporal method. Under U.S. GAAP, the financial statements would have been translated in accordance with the current rate method. Such difference is immaterial.

F–228

ANNEX A

Sonera Corporation and Subsidiaries
Key Financial Indicators and Per Share Data
1994–2000

A–1

ANNEX A (Continued)

Sonera Corporation and Subsidiaries

Key Financial Indicators and Per Share Data For 1994–2000

Key financial indicators

		1994	1995	1996	1997	1998	1999	2000
Amounts in accordance with Finnish GAAP:
Revenues	E million	892	991	1,125	1,352	1,623	1,849	2,057
Change from previous year	%	n/a	11.1	13.5	20.2	20.0	13.9	11.2
Exports from and sales outside Finland, of revenues	%	1.8	2.1	2.2	3.8	4.6	4.5	4.8
EBITDA (a)	E million	331	356	420	489	587	668	2,047
In relation to revenues	%	37.1	36.0	37.3	36.1	36.2	36.1	99.5
Operating profit	E million	162	154	170	285	289	387	1,748
In relation to revenues	%	18.2	15.6	15.1	21.1	17.8	20.9	85.0
Profit before income taxes, minority interest and extraordinary items	E million	178	168	183	309	346	497	1,860
In relation to revenues	%	19.9	16.9	16.2	22.8	21.4	26.9	90.4
Significant non-recurring income and expenses (b)		—	—	(8)	—	(37)	21	1,546
Profit after extraordinary items	E million	167	168	183	309	346	497	1,825
In relation to revenues	%	18.8	16.9	16.2	22.8	21.4	26.9	88.7
Net income	E million	125	121	128	220	251	370	1,506
In relation to revenues	%	14.0	12.2	11.4	16.2	15.5	20.0	73.2
Equity income in associated companies	E million	4	1	6	19	59	110	121
Dividends received from associated companies	E million	—	—	2	5	9	14	30
Return on capital employed	%	18.7	16.5	16.5	23.7	19.1	19.7	32.9
Return on shareholders' equity	%	15.3	12.3	12.0	18.0	18.4	22.8	60.9
Total assets	E million	1,214	1,381	1,451	1,866	2,814	3,609	9,774
Capital employed	E million	975	1,077	1,166	1,485	2,359	3,111	9,046
Share capital	E million	303	303	303	303	304	310	320
Other shareholders' equity and minority interest	E million	635	720	822	1,009	1,132	1,505	2,929
Equity-to-assets ratio	%	77.4	74.3	78.0	70.9	51.5	50.6	33.4
Total liabilities	E million	276	359	326	554	1,378	1,794	6,525
Long-term and current debt	E million	38	54	42	173	923	1,296	5,797
In relation to revenues	%	4.2	5.4	3.7	12.8	56.9	70.1	281.8
Debt-to-equity ratio	%	4.0	5.3	3.7	13.2	64.3	71.4	178.4
Cash and short-term investments	E million	196	201	30	145	93	115	156
Net debt	E million	(158)	(147)	11	28	830	1,181	5,641
In relation to revenues	%	(17.7)	(14.9)	1.0	2.0	51.2	63.9	274.2
Net debt-to-equity ratio (gearing)%		(16.8)	(14.4)	1.0	2.1	57.8	65.1	173.6
Net debt-to-capital employed ratio
(net debt-to-book)%		(16.2)	(13.7)	1.0	1.9	35.2	38.0	62.4
Interest-bearing loans receivable	E million	26	19	20	78	30	54	2,859
Net interest income (expense)	E million	10	13	8	2	(7)	(26)	(53)
Cash provided by operating activities	E million	289	365	374	455	508	442	227
Capital expenditures	E million	242	339	379	373	351	338	430
In relation to revenues	%	27.1	34.2	33.7	27.6	21.6	18.3	20.9
Investments in shares	E million	31	14	133	22	898	410	2,117
Depreciation and amortization (c)	E million	169	202	242	204	261	281	299
Write-downs on fixed assets	E million	—	—	8	—	37	—	—
Dividends declared (d)	E million	31	28	38	132	61	87	67
Dividend payout ratio	%	24.9	23.3	29.6	60.2	24.2	23.5	4.4
Research and development expenditure (R&D)	E million	35	39	32	45	52	64	70
In relation to revenues	%	4.0	3.9	2.8	3.4	3.2	3.5	3.4

A–2

Amounts in accordance with U.S. GAAP:
Net income	E million				203	237	338	704
Total assets	E million				1,898	2,848	3,757	11,181
Shareholders' equity	E million				1,341	1,446	1,896	4,432
Personnel data:
Personnel, at end of year		6,877	7,393	7,621	8,290	9,068	9,512	11,271
Average during the year		6,930	7,239	7,667	7,967	8,609	9,270	10,305

(a)
EBITDA equals operating profit before deprecition and amortization and write-downs on fixed assets, EBITDA does not equal cash from operations and it should not be considered as an alternative to net income as an indicator of Sonera's operating performance, or as an alternative to cash flow from operations as a measure of liquidity. Management believes that EBITDA is a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. However, Sonera's definition of EBITDA may differ from the definition of EBITDA used by other companies. EBITDA does not show significant trends related to the following items: depreciation and amortization; write-downs on fixed assets; equity income in associated companies: financial income and expense; and income taxes.

(b)
The significant non-recuring items that are included in profit before income taxes, minority interest and extraordinary items consist of sales gains and losses and other similar items. During 2000, the most significant items were a gain of E835 million from the Aerial/VoiceStream merger and a gain of E680 million from the sale of Turkcell shares.

(c)
As of the beginning of 1997, telecommunication networks have been depreciated on a straight-line method over four to twenty years. Previously, networks were depreciated on a 25 to 40% declining-balance method.

(d)
Dividends presented for each year were paid during the following year, after the approval by the Annual General Meeting Dividend for 2000 is the Board of Directors' proposal to the Annual Genneral Meeting.

A–3

Per share data

			1994	1995	1996	1997	1998	1999	2000
Amounts in accordance with Finnish GAAP:
Earnings per share (excluding extraordinary items)	E		0.19	0.17	0.18	0.31	0.35	0.51	2.09
Earnings per share	E		0.17	0.17	0.18	0.31	0.35	0.51	2.05
Diluted earnings per share	E		0.17	0.17	0.18	0.31	0.35	0.51	2.03
Declared dividend per share (a)	E		0.04	0.04	0.05	0.18	0.08	0.12	0.09
Shareholders' equity per share	E		1.30	1.42	1.56	1.82	1.97	2.49	4.35
Share price (b)
Average for the year	E						11.47	26.55	46.55
Lowest during the year	E						9.92	12.40	17.15
Highest during the year	E						16.82	71.10	97.00
At end of year	E						15.14	68.05	19.30
Market capitalization	E million						10,929	49,132	14,350
Price-to-earnings ratio (P/E)							43.4	133.4	9.2
Dividend yield		%					0.6	0.2	0.5
Trading volume of shares on Helsinki Exchanges (c)
Total traded value	E million						844	7,256	29,491
Number of shares traded	in thousands						73,597	273,238	633,497
In relation to average number of shares		%					10.2	37.8	86.1
Trading volume of shares on NASDAQ (d)
Total traded value	USD million							1,305	4,907
Number of shares traded	in thousands							33,946	97,401
In relation to average number of shares		%						4.7	13.2
Number of shares (e)
At end of year	in thousands		720,000	720,000	720,000	720,000	722,000	722,000	743,534
Outstanding at end of year	in thousands		720,000	720,000	720,000	720,000	722,000	722,000	742,984
Average during the year	in thousands		720,000	720,000	720,000	720,000	720,247	722,000	735,917
Average diluted the year	in thousands		720,000	720,000	720,000	720,000	720,247	723,506	741,743
Number of warrants at end of year
1999 warrants	in thousands							9,482	10,861
2000 warrants	in thousands							—	16,178
Amounts in accordance with U.S. GAAP:
Basic earnings per share and ADS						0.28	0.33	0.47	0.96
Diluted earnings per share and ADS						0.28	0.33	0.47	0.95

(a)
Dividends presented for each year were paid during the following year, after the approval by the Annual General Meeting. Dividend for 2000 is the Board of Directors' proposal to the Annual General Meeting.

(b)
Quotation of Sonera's share on HEX Helsinki Exchanges, where the quotation started on November 10, 1998.

(c)
Trading on HEX Helsinki Exchanges, as of November 10, 1998.

(d)
Trading on Nasdaq National Market trading systems, as of October 13, 1999.

(e)
Number of shares between January 1, 1994 and June 30, 1998 has been presented as to comply with the outcome of the demerger of PT Finland Ltd on July 1, 1998 and the subsequent share splits.

A–4

Definitions of key financial indicators and per share data

EBITDA	=	Operating profit + depreciation and amortization
Capital employed	=	Shareholders' equity + minority interest + long-term and current debt
Return on capital employed	=	Profit before extraordinary items and taxes + interest expenses + other financial expenses Capital employed (average for the period)	x 100
Return on shareholders' equity	=	Profit before extraordinary items and taxes — income taxes on ordinary operations Shareholders' equity + minority interest (average for the period)	x 100
Equity-to-assets ratio	=	Shareholders' equity + minority interest Total assets – advances received	x 100
Debt-to-equity ratio	=	Long-term and current debt Shareholders' equity + minority interest	x 100
Net debt	=	Long-term and current debt – cash and short- term investments
Net debt-to-equity ratio (gearing)	=	Net debt Shareholders' equity + minority interest	x 100
Net debt-to-capital employed ratio (net debt-to-book)	=	Net debt Capital employed	x 100
Dividend payout ratio	=	Dividends declared for the fiscal year Net income	x 100
Average number of personnel	=	Average of the number of personnel at the end of each month during the period. Number of part-time employees is converted into an equivalent number of full-time employees.
Earnings per share (excluding extraordinary items)	=	Profit before extraordinary items and taxes – income taxes on ordinary operations – minority interest in income Average number of shares during the period
Earnings per share	=	Net income Average number of shares during the period
Dividend per share	=	Dividends declared for the fiscal year Number of shares at end of year
Shareholders' equity per share	=	Shareholders' equity Number of shares at end of period
Average share price	=	Total traded value during the year Number of shares traded during the year
Market capitalization	=	Number of shares at end of year x share price at end of year
Price-to-earnings ratio (P/E)	=	Share price at end of year Earnings per share (excluding extraordinary items)
Dividend yield	=	Declared dividend per share Share price at end of year	x 100

A–5

ANNEX B

Parent Company Sonera Corporation
Separate income statement and balance sheet
As of and for the year ended
December 31, 2000

    According to the interpretation of the Finnish Financial Supervision, the Parent Company separate income statement and balance sheet as of and for the year ended December 31, 2000 also have to be attached to Sonera's registration statement.

    The reader should take into account that the transactions and balances of the Parent Company include significant intra-Group items which, when considered separately, do not give a true and fair view of Sonera's consolidated results of operations and financial position. Additionally, restructuring of operations within the Group, including but not limited to the incorporation of business operations, have an impact on the amounts presented in the Parent Company separate financial information.

    During the year ended December 31, 2000, the Parent Company incorporated a number of significant business operations. These business operations are included in the Parent Company income statement until the date of incorporation.

    After the incorporation of business operations during the year ended December 31, 2000, the Parent Company's operations primarily consist of Sonera's Mobile Communications Finland business segment, certain units of Sonera's Service Businesses segment, various internal service and administrative functions, and the corporate management functions.

B–1

ANNEX B (Continued)

Sonera Corporation Parent Company
Income Statement

Year ended December 31, 2000
(E in millions)
Revenues	1,268.5
Other operating income	863.2
Operating expenses	(984.0)
Depreciation and amortization	(144.9)

Operating profit	1,002.8
Financial income and expenses	(98.4)

Profit before extraordinary items, appropriations and taxes	904.4
Extraordinary income and expenses	(25.7)
Accelerated tax depreciation	18.6
Income taxes	(258.6)

Net income	638.7

See text on page B-1.

B–2

ANNEX B (Continued)

Sonera Corporation Parent Company
Balance Sheet

As of December 31, 2000
(E in millions)
ASSETS
Fixed assets and other long-term investments
Intangible assets	35.0
Tangible assets
Land	5.7
Buildings	50.5
Machinery and equipment	42.1
Telecommunications networks	339.2
Other tangible assets	30.6
Advances paid and construction in progress	45.1

513.2
Long-term investments and receivables
Shares in subsidiaries	4,846.3
Shares in associated companies	2.9
Other shares and holdings	587.4
Long-term loans receivable	265.1

5,701.7

Total fixed assets and other long-term investments	6,249.9

Current assets
Inventories	5.6
Receivables
Trade accounts receivable	303.1
Loans receivable	2,204.1
Prepaid expenses and accrued income	145.8
Group contributions receivable	207.1
Other receivables	36.9

2,897.0
Cash and short-term investments
Short-term investments	71.0
Cash and cash equivalents	66.9

137.9
Total current assets	3,040.5

TOTAL ASSETS	9,290.4

See text on page B-1.

B–3

As of December 31, 2000
(E in millions)
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Share capital	319.7
Share premium fund	14.1
Treasury shares	(28.3)
Additional paid-in capital	504.6
Retained earnings	549.6
Net income for the year	638.7

1,998.4
Accelerated tax depreciation	77.8
Non-current liabilities
Long-term debt	1,836.7
Other long-term liabilities	17.9

1,854.6
Current liabilities
Current debt	4,692.6
Current portion of long-term debt	101.8
Advances received	2.0
Trade accounts payable	209.5
Accrued expenses and prepaid income	129.5
Group contributions payable	189.0
Other current liabilities	35.2

5,359.6
Total liabilities	7,214.2

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	9,290.4

See text on page B-1.

B–4

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdiction where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Rights Offering of
371,767,243 Shares

in the form of Shares or
American Depositary Shares

PROSPECTUS

Goldman, Sachs & Co.
Deutsche Banc Alex. Brown

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.  Indemnification of Directors and Officers

    Pursuant to a resolution adopted by the board of directors of Sonera Corporation on September 19, 2001, Sonera has undertaken to indemnify its directors and officers, to the extent permitted by applicable law, against certain liabilities, including liabilities under the Securities Act. According to the resolution, each instance of potential indemnification will be considered individually on the basis of the relevant facts and circumstances of that particular case and applicable regulatory and contractual provisions. Sonera will not, however, indemnify its directors or officers for liabilities arising out of any criminal act or wrongful misconduct, including without limitations, any act of gross negligence.

    In addition, pursuant to a resolution adopted by the board of directors of Sonera Corporation on November 9, 2001, Sonera has undertaken to indemnify its directors and officers, to the extent permitted by applicable law, against certain liabilities, including liabilities under the Securities Act, in connection with this registration statement and certain related documents filed in connection therewith.

    Sonera has in place a director's and officer's liability insurance policy with a limit of liability for each policy year of U.S.$75 million with respect to the directors and officers of the Sonera group.

Item 9.  Exhibits and Financial Statements

    (a)  Exhibits

1.1	Form of U.S. Underwriting Agreement.
1.2	Form of International Underwriting Agreement.
3.1	Articles of Association of Sonera Corporation.
4.1
Form of Deposit Agreement dated October 12, 1999, among the Company, Citibank N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts, including the Form of American Depositary Receipt, as amended by Amendment No. 1 to Deposit Agreement, dated as of April 26, 2001 (incorporated herein by reference to Exhibit (a)(i) and Exhibit (a)(ii) to Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Reg. No. 333-10880), filed with the Securities and Exchange Commission on April 27, 2001).
4.2	Form of Rights Agency Agreement, dated as of November 9, 2001 between the Company and Citibank, N.A., as rights subscription agent, including the Form of Warrant Certificate for ADS Rights.
5.1	Opinion of White & Case LLP as to the legality of the shares.
8.1	Opinion of White & Case LLP as to certain matters of U.S. taxation.
10.1	Shareholders' Agreement, dated as of August 16, 2000, between Telefonica International SA and Sonera 3G Holding B.V. regarding the corporate governance and administration of Marabu (Group 3G GmbH).*
10.2	Stockholders' Agreement, dated as of July 23, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera's shareholding in VoiceStream.*
10.3	Stockholders' Agreement, dated as of August 26, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera's shareholding in Powertel.*

II–1

10.4
E3,250,000,000 Term Loan Facility Agreement among Sonera Corporation and Citibank, N.A., Deutsche Bank AG London, Dresdner Bank AG London Branch, J.P. Morgan Securities Ltd. and Merita Bank PLC with Dresdner Bank AG London Branch acting as Agent, dated October 31, 2000.*
10.5
E1,330,000,000 Term Loan Facility Agreement among Sonera Corporation and Citibank, N.A., Deutsche Bank AG London, Dresdner Bank AG London Branch, J.P. Morgan plc and Merita Bank PLC with Citibank International plc, acting as Agent, dated June 15, 2001.*
10.6
Shareholders Agreement for Xfera Móviles, S.A. dated January 12, 2000 among ACS, Telefonia Movil, S.A.; Autopistas, Concesionaria Espanola, S.A.; Ahorro Corporacion Financiera, S.V.B., S.A.; Mannesman Eurokom, GmbH; Mercapital Telecom, S.A.; Sonera Corporation; Vivendi Telecom International, S.A.; as Members; ACS, Actividades de Construccion Y Servicios, S.A.; Mannesman A.G.; Mercapital Servicios Financieros, S.L.; Vivendi, S.A.; as Guarantors and Xfera Móviles, S.A.
10.7
Shareholders Agreement dated November 16, 2000 between Sonera Corporation; Sonera Holding B.V.; ACS, Actividades de Construccion y Servicios, S.A.; and ACS, Telefonia Movil, S.A. (with articles of association of the newly established companies in Spanish).
10.8
Association Agreement dated August 22, 2000 among Telefonica Intercontinental S.A.; Sonera Corporation; ACEA Telefonica S.p.A.; Mixersei S.p.A.; Banca di Roma S.p.A; E.Planet S.p.A; GoldenEgg Ventures S.A.; and Xera to establish a corporation by the name of Ipse 2000 to apply for a third generation telecommunications license in Italy.
10.9	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Corporation (Finland) as Lender.
10.10	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Holding B.V. (Finland) as Lender.
10.11
Shareholder Support Deed, dated November 8, 2001, among Sonera 3G Holding B.V., Sonera Corporation, Telefónica Móviles Intercontinental, S.A. and Group 3G UMTS Holding GmbH, regarding Sonera's release from certain of its obligations under the Shareholder's Agreement, dated as of August 16, 2000, between Telefónica Móviles Intercontinental, S.A. and Sonera 3G Holding B.V.
23.1	Consent of White & Case LLP (included in Exhibit 5.1 and 8.1).
23.2	Consent of KPMG Wideri Oy Ab.
23.3	Consent of KPMG Cevdet Suner Denetim ve Yeminli Mali Müsavirlik A.S.
23.4	Consent of KPMG Bohlins AB.
23.5	Consent of Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH.
24.1	Powers of Attorney (included as part of the signature pages).
99.1	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.2	Form of Letter to Clients.
99.3	Notice from the Company to Registered Holders of ADSs providing information regarding the ADS Rights.

II–2

99.4	Instruction Booklet for Warrants Representing ADS Rights.

*
Incorporated by reference to the 2000 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on July 2, 2001.

Item 10.  Undertakings

    The undersigned Registrant hereby undertakes:

      (1) that, for purposes of determining any liability under the Securities Act, each filing of Sonera's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (2) to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, Sonera Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland, on this 9th day of November, 2001.

SONERA CORPORATION
By:
/s/ KIM IGNATIUS Name: Kim Ignatius Title: Chief Financial Officer

By:
/s/ MAIRE LAITINEN Name: Maire Laitinen Title: General Counsel

II–4

POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kim Ignatius and Maire Laitinen, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on November 9, 2001.

Signature	Title

/s/ HARRI KOPONEN Harri Koponen	President and Chief Executive Officer
/s/ KIM IGNATIUS Kim Ignatius	Chief Financial Officer
/s/ TAPIO HINTIKKA Tapio Hintikka	Chairman of the Board, Director
/s/ JUSSI LÄNSIÖ Jussi Länsiö	Vice Chairman of the Board, Director
/s/ JORMA LAAKKONEN Jorma Laakkonen	Director
/s/ EVA LILJEBLOM Eva Liljeblom	Director
/s/ ROGER TALERMO Roger Talermo	Director
/s/ OLLI TUOHIMAA Olli Tuohimaa	Authorized Representative in the United States

II–5

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of U.S. Underwriting Agreement.
1.2	Form of International Underwriting Agreement.
3.1	Articles of Association of Sonera Corporation as amended to date.
4.1
Form of Deposit Agreement, dated October 12, 1999, among the Company, Citibank N.A., as Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts, including the Form of American Depositary Receipt, as amended by Amendment No. 1 to Deposit Agreement, dated as of April 26, 2001 (incorporated herein by reference to Exhibit (a)(i) and Exhibit (a)(ii) to Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Reg. No. 333-10880), filed with the Securities and Exchange Commission on April 27, 2001).
4.2	Form of Rights Agency Agreement, dated as of November 9, 2001 between the Company and Citibank, N.A., as rights subscription agent, including the Form of Warrant Certificate for ADS Rights.
5.1	Opinion of White & Case LLP as to the legality of the shares.
8.1	Opinion of White & Case LLP as to certain matters of U.S. taxation.
10.1	Shareholders' Agreement, dated as of August 16, 2000, between Telefonica International SA and Sonera 3G Holding B.V. regarding the corporate governance and administration of Marabu (Group 3G GmbH).*
10.2	Stockholders' Agreement, dated as of July 23, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera's shareholding in VoiceStream.*
10.3	Stockholders' Agreement, dated as of August 26, 2000, among Sonera Holding B.V., Sonera Corporation and Deutsche Telekom, relating to Sonera's shareholding in Powertel.*
10.4
E3,250,000,000 Term Loan Facility Agreement among Sonera Corporation and Citibank, N.A., Deutsche Bank AG London, Dresdner Bank AG London Branch, J.P. Morgan Securities Ltd. and Merita Bank PLC with Dresdner Bank AG London Branch acting as Agent, dated October 31, 2000.*
10.5
E1,330,000,000 Term Loan Facility Agreement among Sonera Corporation and Citibank, N.A., Deutsche Bank AG London, Dresdner Bank AG London Branch, J.P. Morgan plc and Merita Bank PLC with Citibank International plc, acting as Agent, dated June 15, 2001.*
10.6
Shareholders Agreement for Xfera Móviles, S.A. dated January 12, 2000 among ACS, Telefonia Movil, S.A.; Autopistas, Concesionaria Espanola, S.A.; Ahorro Corporacion Financiera, S.V.B., S.A.; Mannesman Eurokom, GmbH; Mercapital Telecom, S.A.; Sonera Corporation; Vivendi Telecom International, S.A.; as Members; ACS, Actividades de Construccion Y Servicios, S.A.; Mannesman A.G.; Mercapital Servicios Financieros, S.L.; Vivendi, S.A.; as Guarantors and Xfera Móviles, S.A.
10.7
Shareholders Agreement dated November 16, 2000 between Sonera Corporation; Sonera Holding B.V.; ACS, Actividades de Construccion y Servicios, S.A.; and ACS, Telefonia Movil, S.A. (with articles of association of the newly established companies in Spanish).
10.8
Association Agreement dated August 22, 2000 among Telefonica Intercontinental S.A.; the Sonera; ACEA Telefonica S.p.A.; Mixersei S.p.A.; Banca di Roma S.p.A; E.Planet S.p.A; GoldenEgg Ventures S.A.; and Xera to establish a corporation by the name of Ipse 2000 to apply for a third generation telecommunications license in Italy.

II–6

10.9	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Corporation (Finland) as Lender.
10.10	Loan Agreement, dated September 30, 2000, between Orla Siebzehnte Vermögensverwaltung GmbH (Germany) as Borrower and Sonera Holding B.V. (Finland) as Lender.
10.11	Agreement, dated November 8, 2001 by and between Telefonica Intercontinental and Sonera 3G Holding B.V. relating to Group 3G UMTS Holding GmbH.
10.12	Shareholders Support Deed, dated as of November 8, 2001, by and among Sonera 3G Holding B.V., Sonera Corporation, Telefónica Móviles Intercontinental, S.A. and Group 3G UMTS Holding GmbH.
23.1	Consent of White & Case LLP (included in Exhibit 5.1).
23.2	Consent of KPMG Wideri Oy Ab.
23.3	Consent of KPMG Cevdet Suner Denetim ve Yeminli Mali Müsavirlik A.S.
23.4	Consent of KPMG Boblins AB.
23.5	Consent of Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH.
24.1	Powers of Attorney (included as part of the signature pages).
99.1	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.2	Form of Letter to Clients.
99.3	Notice from the Company to Registered Holders of ADSs providing information regarding the ADS Rights.
99.4	Instruction Booklet for Warrants Representing ADS Rights.

*
Incorporated by reference to the 2000 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on July 2, 2001.

II–7

QuickLinks

INTRODUCTION
PRESENTATION OF FINANCIAL AND STATISTICAL DATA
FORWARD-LOOKING STATEMENTS
SUMMARY
SUMMARY OF THE RIGHTS OFFERING
Holders of Shares
Holders of ADSs
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION AND INDEBTEDNESS
EXCHANGE RATES
THE RIGHTS OFFERING
MARKET INFORMATION
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
BUSINESS
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
OWNERSHIP STRUCTURE AND RELATIONSHIP WITH THE FINNISH STATE
DESCRIPTION OF SHARES AND SHARE CAPITAL
DESCRIPTION OF AMERICAN DEPOSITARY SHARES
MEMORANDUM AND ARTICLES OF ASSOCIATION
THE FINNISH SECURITIES MARKET
TAXATION
UNDERWRITING
LEGAL MATTERS
EXPERTS
ENFORCEMENT OF JUDGMENTS
WHERE YOU CAN FIND MORE INFORMATION
DISCLOSURE OF THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
GLOSSARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Financial Statements of Sonera Corporation and subsidiaries as of and for the years ended December 31, 1998, 1999 and 2000
REPORT OF INDEPENDENT ACCOUNTANTS
SONERA CORPORATION AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS
SONERA CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
SONERA CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
SONERA CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
SONERA CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Interim Financial Statements of Sonera Corporation and subsidiaries as of and for the three months and nine months ended September 30, 2000 and 2001
SONERA CORPORATION AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS
SONERA CORPORATION AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
SONERA CORPORATION AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
SONERA CORPORATION AND SUBSIDIARIES NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Consolidated Financial Statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000
INDEPENDENT AUDITORS' REPORT
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS At December 31, 1999 and 2000 (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS For the years ended December 31, 1998, 1999 and 2000 (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME For the years ended December 31, 1998, 1999 and 2000 (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 1998, 1999 and 2000 (In thousands)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 (Amounts in thousands of US Dollars unless otherwise stated except share amounts)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 (Amounts in thousands of US Dollars unless otherwise stated except share amounts)
Consolidated Financial Statements of Turkcell Iletisim Hizmetleri Anonim Sirketi and its subsidiaries At December 31, 2000 and June 30, 2001 (Unaudited)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS at December 31, 2000 and June 30, 2001 (Unaudited) (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS For the three month and six month periods ended June 30, 2000 and 2001 (Unaudited) (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001 (Unaudited) (In thousands, except share data)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS For the six month periods ended June 30, 2000 and 2001 (Unaudited) (In thousands)
TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2000 and June 30, 2001 (Unaudited), and for the Three Month and Six Month Periods Ended June 30, 2000 and 2001 (Unaudited) (Amounts in thousands of US Dollars unless otherwise stated except share amounts)
Consolidated Financial Statements of Group 3G UMTS Holding GmbH (A development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) and its subsidiaries as of and for the period ended December 31, 2000
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
GROUP 3G UMTS HOLDING GMBH (A development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) CONSOLIDATED BALANCE SHEET (in thousands)
GROUP 3G UMTS HOLDING GMBH (A development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) CONSOLIDATED STATEMENT OF OPERATIONS (in thousands)
GROUP 3G UMTS HOLDING GMBH (A development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (in thousands)
GROUP 3G UMTS HOLDING GMBH (A development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands)
GROUP 3G UMTS HOLDING GMBH (A development stage company, formerly Orla Siebzehnte Vermögensverwaltung GmbH) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Consolidated Financial Information of Sonera Corporation and Across Holding AB, and their subsidiaries, for the year ended December 31, 2000
Unaudited Pro Forma Condensed Consolidated Financial Information
Unaudited Pro Forma Condensed Consolidated Financial Information Pro forma income statement information for the year ended December 31, 2000 (in E millions, except share related data)
Consolidated Financial Statements of Across Holding AB and Subsidiaries as of and for the year ended December 31, 1999
REPORT OF THE INDEPENDENT ACCOUNTANTS
ACROSS HOLDING AB AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENT
ACROSS HOLDING AB AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET
ACROSS HOLDING AB AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS
ACROSS HOLDING AB AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Sonera Corporation and Subsidiaries Key Financial Indicators and Per Share Data 1994–2000
ANNEX A (Continued) Sonera Corporation and Subsidiaries Key Financial Indicators and Per Share Data For 1994–2000
Parent Company Sonera Corporation Separate income statement and balance sheet As of and for the year ended December 31, 2000
ANNEX B (Continued) Sonera Corporation Parent Company Income Statement
ANNEX B (Continued) Sonera Corporation Parent Company Balance Sheet
Rights Offering of 371,767,243 Shares
in the form of Shares or American Depositary Shares
Goldman, Sachs & Co. Deutsche Banc Alex. Brown
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX